Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN GENERAL CORP /TX/
filed 1994-03-23
CIK 5103

                                                            Exhibit 13
______________________________________________________________________________

BUSINESS SEGMENT OVERVIEW


                               1993 HIGHLIGHTS
______________________________________________________________________________

RETIREMENT ANNUITIES

The Variable Annuity Life Insurance Company  -- Operating earnings up 25% to
(VALIC) is a leading provider of tax-           a record $162 million
deferred retirement plans for teachers and   -- 10th consecutive year of
other employees of not-for-profit               double-digit earnings increases
organizations.                               -- Assets grow 18% to $21 billion
(See pages 12 and 18)                        -- Participants increase 11% to
                                                761,000

______________________________________________________________________________

CONSUMER FINANCE                             -- Operating earnings up 28% to
American General Finance offers a wide          a record $206 million
range of consumer loans and other credit-    -- 13th consecutive year of record
related products and services.                  earnings
(See pages 14 and 19)                        -- Receivables grow to $6.6 billion
                                             -- Customer accounts increase 17%
                                                to more than two million
______________________________________________________________________________

LIFE INSURANCE                               -- Operating earnings total
American General's life insurance               $291 million
companies emphasize the sale and service     -- Life and annuity sales up 16%
of both traditional and interest-sensitive      and 21%, respectively
life insurance and annuities.                -- $88 billion of insurance in
(See pages 16 and 19)                           force
                                             -- Life insurance for more than
                                                three million households

______________________________________________________________________________

                                                         OPERATING EARNINGS

- -- Retirement Annuities
- -- Consumer Finance                                           {PIE CHART}
- -- Life Insurance

_____________________________________________________________________________

10                   AMERICAN GENERAL CORPORATION

_______________________________________________________________________________

                                                        {AMERICAN GENERAL LOGO}

PRODUCTS AND SERVICES
- ----------------------------------------
RETIREMENT ANNUITIES
   -- Tax-deferred retirement plans
      _ Pension and thrift programs
      _ Deferred compensation plans
      _ IRAs
   -- Annuities
      _ Fixed
      _ Variable
   -- Retirement counseling services

- ----------------------------------------
CONSUMER FINANCE
   -- Consumer loans
   -- Home equity loans
   -- Retail financing
   -- Credit-related insurance
   -- VISA_ and MasterCard_
   -- Private label credit cards

- ----------------------------------------
LIFE INSURANCE
   -- Traditional life insurance
      _ Whole life
      _ Term life
   -- Interest-sensitive life insurance
      _ Universal life
      _ Excess-interest whole life
   -- Annuities
      _ Fixed
      _ Variable
- ----------------------------------------


DISTRIBUTION SYSTEMS
- ----------------------------------------
RETIREMENT ANNUITIES
   -- 740 retirement plan specialists
   -- 32 branch offices
   -- 19 regional offices

- ----------------------------------------
CONSUMER FINANCE
   -- 6,500 consumer loan specialists
   -- 1,200 branch offices
   -- 17,000 retail merchants

- ----------------------------------------
LIFE INSURANCE
   -- 5,500 employee-agents
   -- 221 district offices
   -- 8,500 general agents and agents
   -- 520 master general agents

- ----------------------------------------


PRIMARY MARKETS
- ----------------------------------------
RETIREMENT ANNUITIES
   -- Employees of:
      _ Primary/secondary schools
      _ Colleges and universities
      _ Hospitals
      _ State and local governments
   -- All states and the District of
      Columbia

- ----------------------------------------
CONSUMER FINANCE
   -- Individual consumers
   -- Retail merchants
   -- 40 states, Puerto Rico, and the
      Virgin Islands

- ----------------------------------------
LIFE INSURANCE
   -- Individual consumers
   -- Business owners
   -- Employer-sponsored programs
   -- Customers of banks and credit unions
   -- All states and the District of Columbia

- ----------------------------------------

   REVENUES                       ASSETS                        EQUITY

{PIE CHART}                     {PIE CHART}                   {PIE CHART}

_______________________________________________________________________________


                              1993 ANNUAL REPORT                             11

_______________________________________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS SEGMENTS

        MANAGEMENT'S DISCUSSION AND ANALYSIS APPEARS ON PAGES 18-24, 26, 28, AND 30, AND SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES BEGINNING ON PAGE 25.

        American General reports the results of its business operations in three segments: Retirement Annuities, Consumer Finance, and Life Insurance. To facilitate meaningful period-to-period comparisons, operating earnings of each segment include earnings from its business operations and earnings on that amount of equity considered necessary to support its business, and exclude net realized investment gains, non-recurring items, and the effect of accounting changes.


SEGMENT OPERATING EARNINGS

In millions                               1993           1992           1991
_______________________________________________________________________________
Retirement Annuities                      $162           $130           $110
Consumer Finance                           206            161            136
Life Insurance                             291            323            326
_______________________________________________________________________________
Segment operating earnings                 659            614            572
Non-recurring items                       (329)             _              _
_______________________________________________________________________________
Total segment earnings                    $330            $614           $572
_______________________________________________________________________________

        Non-recurring items include a $300 million write-down of acquisition-related goodwill in the Life Insurance segment (see Note 1.7) and a $29 million charge due to a 1993 tax law change (see Note 6.2).

RETIREMENT ANNUITIES

        The Variable Annuity Life Insurance Company (VALIC), American General's retirement annuity company, specializes in providing tax-deferred retirement plans for teachers and other employees of not-for-profit organizations.

                        RETIREMENT ANNUITIES

            Assets                             Operating Earnings
        $ in billions                             $ in millions

         {BAR CHART}                               {BAR CHART}


        RESULTS. Profitability of the retirement annuity business is a function of three elements: assets, net interest margin, and operating expenses.

RETIREMENT ANNUITIES


In millions                           1993            1992            1991
_______________________________________________________________________________
Assets                              $20,896         $17,673         $15,056
Deposits received                     2,132           1,901           1,645
Revenues                              1,470           1,358           1,212
Operating earnings                      162             130             110
_______________________________________________________________________________

        Revenues, which consist principally of investment income, increased as a result of the 15% growth in total assets in 1993 (excluding the fair value adjustment discussed in Note 1.2) and the 17% growth in 1992.

        With lower prevailing interest rates, more of VALIC's participants are electing equity investments offered by VALIC's variable accounts. Variable account premium deposits grew 60% in 1993 to $432 million, compared to a growth of 45% in 1992.

        Average investment yields on fixed accounts declined 59 basis points in 1993 and 41 basis points in 1992. As a result of management's ability to make corresponding reductions in the rates credited to policyholders, the net interest margin increased 7 basis points in 1993 and remained stable in 1992. During these years, the ratio of operating expenses to total assets also declined slightly.

        A large part of this segment's business is tax-qualified retirement annuities, which generally experience lower withdrawal rates than non-qualified annuities. The rate of policyholder surrenders has remained low at 3.9% of average reserves in 1993 and 3.8% in 1992, an improvement from 4.6% in 1991.

        Operating earnings for 1993, 1992, and 1991 were reduced by aftertax charges of $5 million, $8 million, and $7 million, respectively, for actual and anticipated assessments by state insurance guaranty associations.

        OUTLOOK. Despite increased competition, especially from equity mutual funds, this segment's leading market position, exclusive distribution system, and strong claims-paying ability ratings should result in continued strong asset growth. By managing interest-crediting rates to reflect changing investment yields, the company expects to maintain a stable net interest margin. As a result, earnings in this segment should continue to increase.




18                         AMERICAN GENERAL CORPORATION

______________________________________________________________________________

                                                       {AMERICAN GENERAL LOGO}

CONSUMER FINANCE

      American General Finance and its subsidiaries offer a wide range of consumer loans and other credit-related products and services through a national network of 1,200 branch offices.

      RESULTS. Principal influences on this segment's results include the cost of borrowed funds, credit loss experience, operating expenses, and the aggregate amount and mix of finance receivables.

CONSUMER FINANCE


In millions                         1993       1992      1991
_____________________________________________________________________________
Assets                             $7,641     $7,192     $6,875
Loan volume                         5,408      4,362      3,655
Revenues                            1,282      1,178      1,147
Operating earnings                    206        161        136

_____________________________________________________________________________

      Due to the decline in interest rates over the past two years, the average cost of borrowing for this segment declined by 82 basis points in 1993 and 87 basis points in 1992. By changing the mix of receivables to emphasize direct consumer loans rather than home equity loans, management has been able to increase the average yield on finance receivables by 18 and 19 basis points during 1993 and 1992, respectively.

      During 1993, internally generated business development produced a 6% increase in total finance receivables to $6.6 billion. The 4% increase in 1992 principally reflected growth through acquisitions of blocks of receivables during the year.

      As expected, credit quality was off slightly in 1993 due to the shift in receivables mix. Delinquencies increased from 2.2% in 1992 to 2.5% in 1993, while charge offs remained flat at 2.2%. Operating expenses increased 8% in 1993 and 5% in 1992 reflecting higher costs of branches acquired in 1992, a major branch office automation program in 1993, and increased provision for credit losses in 1993, partially offset by increased deferrals of loan origination costs.


      OUTLOOK. Based on the expectation of continued gradual improvement in the economy, the company expects stable cost of borrowed funds and credit loss experience in 1994. Management also expects to maintain the yield on the finance receivables portfolio while increasing its size. As a result, earnings in this segment should continue to increase.

LIFE INSURANCE

      The Life Insurance segment includes American General Life and Accident
(AGLA), which emphasizes the sale and service of traditional life insurance products in the home by employee-agents, and American General Life, which provides life insurance and annuity products for business, estate planning, and capital accumulation needs.

      RESULTS. Principal factors in the declining earnings of this segment over the past three years have been lower interest rates and increased income taxes. In addition, crediting practices on interest-sensitive products, sales, persistency, mortality, and operating expenses affect operating earnings.

LIFE INSURANCE


In millions                           1993     1992      1991
_____________________________________________________________________________
Assets                              $14,192   $13,328   $12,632
Deposits received                       993       838       602
Revenues                              2,054     2,045     2,021
Operating earnings                      291       323       326
_____________________________________________________________________________


      Life sales, as measured by new annualized premiums, increased 16% to $260 million in 1993, compared to a 13% increase in 1992. Annuity sales increased 21% to $451 million in 1993, compared to an increase of 126% in 1992. Improved sales reflect favorable agent recruiting and retention, and the "flight to quality" resulting from the AAA claims-paying ratings of companies in this segment. Continued attention to expense management improved expense ratios in 1993.

CONSUMER FINANCE                           LIFE INSURANCE

Assets          Operating Earnings         Assets           Operating Earnings

$ in billions   $ in millions              $ in billions    $ in millions

{BAR CHART}       {BAR CHART}               {BAR CHART}        {BAR CHART}


                           1993 ANNUAL REPORT                              19

_______________________________________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS
BUSINESS SEGMENTS (CONTINUED)

        However, the positive impact on earnings of higher sales and favorable operating expense trends was more than offset by a decline in investment yields, from 9.9% in 1992 to 9.3% in 1993. American General Life has been able to manage interest crediting rates on interest-sensitive and annuity products to partially offset declining yields. However, AGLA's margins have declined because of fixed crediting rates on the majority of its insurance in force. Changes in mortality and persistency did not materially affect operating results for 1993.

        In addition, operating earnings were adversely affected by an increase in the effective income tax rate to 36% in 1993 from 30% in 1992. Earnings for 1992 and 1991 were positively affected by tax benefits of $29 million and $33 million, respectively.

        Operating earnings for 1991 also included a $6 million aftertax gain on the restructuring of a group life contract and $4 million from a subsidiary sold that year.

        Operating earnings for 1993 exclude non-recurring items: a $21 million charge to reflect the one-time effect of the increase in the federal income tax rate from 34% to 35% (see Note 6.2) and a $300 million non-cash write-down of acquisition-related goodwill (see Note 1.7). The write-down of goodwill resulted from a strategic review of certain life insurance subsidiaries completed in 1993. This review, which included a comprehensive analysis by management and outside advisers, indicated the book value of these subsidiaries exceeded their fair value by $300 million. This review also resulted in the decision to sell two life insurance subsidiaries.

        OUTLOOK. The expected continued decline of investment yields in 1994 will be partially offset by the effect of continued sales increases, particularly of annuity and other interest-sensitive products, and operating expense reductions.

ECONOMIC FACTORS AFFECTING BUSINESS SEGMENTS

        INTEREST RATES. The pricing and profit margins of the products and services offered by American General's operating subsidiaries are sensitive to interest rates. Fluctuations in interest rates also affect the value and duration of the assets and liabilities supporting these products and services. American General may respond to fluctuations in interest rates by adjusting interest-crediting rates, repricing products, and/or changing investment strategy.

        American General's investment portfolio includes $10.7 billion of mortgage-backed securities (MBSs), primarily collateralized mortgage obligations, which are subject to prepayment at any time without penalty. MBSs having an amortized cost less than par produce additional income in the year of prepayment due to the unamortized discount. As a result of the current interest rate environment, approximately $2.7 billion of higher coupon MBSs were repaid in 1993, and the proceeds were reinvested at lower current yields. Repayment of a somewhat lower amount is expected in 1994.

        TAXATION. Tax laws affect not only the way American General is taxed but also the design of many of its products. Changes in tax laws or regulations could adversely affect operating results. The Revenue Reconciliation Act of 1993 increased the federal corporate tax rate by 1% and caused an increase in current taxes and a one-time increase in deferred income taxes, which together decreased net income by $30 million in 1993 (see Note 6.2).

        STATUTORY ACCOUNTING. Statutory accounting is the basis for determining the adequacy of capital and dividend-paying capacity of insurance companies. State insurance laws prescribe statutory accounting practices for calculating net income and equity (capital and surplus) that differ from generally accepted accounting principles (GAAP). A reconciliation of those differences for subsidiaries in the Life Insurance and Retirement Annuities segments was as follows:

In millions                                       1993       1992       1991
______________________________________________________________________________
Statutory net income                            $   443     $  392     $  460
GAAP income before accounting changes           $   127(a)  $  453     $  435
______________________________________________________________________________
Statutory equity                                $ 1,718     $1,717     $1,791
Investment valuation differences                  1,862(b)     259        185
Deferred policy acquisition costs                 1,758      2,077      1,914
Deferred income taxes                            (1,117)      (634)      (635)
Adjustments to policy reserves                      679        602        644
Equity allocated to corporate                      (536)      (492)      (678)
Acquisition-related goodwill                        319        626        647
Other, net                                         (136)       (24)       (86)
______________________________________________________________________________
Total GAAP equity                                $4,547     $4,131     $3,782
______________________________________________________________________________

(a) Includes $300 million goodwill write-down and $26 million tax charge.
(b) Includes $1.5 billion due to adoption of SFAS 115.

        GUARANTY ASSOCIATIONS. All 50 states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. A portion of these assessments can be recovered against the payment of future premium taxes; however, changes in state laws could decrease the amount available for offset.


20                       AMERICAN GENERAL CORPORATION

_______________________________________________________________________________

                                                        {AMERICAN GENERAL LOGO}

        The amounts assessed American General's life insurance and annuity subsidiaries under such laws were $14 million each for 1993 and 1992, and $4 million for 1991. The assessments for 1993 and 1992 were offset by $5 million considered recoverable against future premium taxes. At year-end 1993, the accrued liability for anticipated unrecoverable assessments was $19 million, compared to $17 million for 1992 and $10 million for 1991.

        REGULATION. Concerns about asset quality and capital adequacy of the insurance industry have resulted in increased scrutiny by insurance regulators.

        On January 1, 1994, the National Association of Insurance Commissioners
(NAIC) adopted a Risk-based Capital (RBC) formula that can be used to evaluate the adequacy of life insurance companies' statutory capital and surplus. The RBC formula specifies various weighting factors that are applied to financial balances or levels of activity of each company, based on the perceived degree of risk. Calculations at December 31, 1993, using the RBC formula, indicate that the Life Insurance and Retirement Annuities subsidiaries' "Total Adjusted Capital" ranges from 2.4 to 5.9 times (or a weighted average of 3.0 times) the RBC standard, or "Company Action Level."

        The NAIC recently withdrew proposed regulations that would further restrict the payment of dividends by insurance subsidiaries to their parent companies. The NAIC has indicated that it intends to continue work on a new model law that will set forth the types of investments insurance companies may lawfully make.

        American General is not aware of any regulations or pending regulatory actions that would have a material effect on the company's liquidity, capital resources, or operations.

        AIDS. AIDS-related claims of American General's life insurance companies represented 2% of claims paid during the last three years, comparable to the industry average.

        ENVIRONMENTAL. American General's principal exposure to environmental regulation arises from its ownership of investment real estate. Probable costs related to environmental cleanup are estimated to be $5 million and appropriate liabilities have been recorded to reflect these costs.

_______________________________________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENTS

        At year-end 1993, American General's $44 billion of assets included $32 billion of investments, principally supporting insurance and annuity liabilities.

INVESTED ASSETS

In millions                          1993       %      1992       1991
________________________________________________________________________
Fixed maturity securities*          $26,479     83%   $21,308    $17,913
Mortgage loans                        3,032     10      3,703      4,247
Policy loans                          1,156      4      1,081      1,039
Investment real estate                  772      2      1,066      1,044
Equity securities                       233      1        390        438
Other                                   204      _        266        344
________________________________________________________________________
Total invested assets               $31,876    100%   $27,814    $25,025
________________________________________________________________________

*1993 reflects adoption of SFAS 115 (see Note 1.2).

INVESTMENT STRATEGY

        The objective of American General's investment strategy is to meet long-term obligations to insurance policyholders, customer expectations for competitive products, and shareholder expectations for competitive returns. In pursuing this objective, American General continually reviews the investment portfolio to identify opportunities to maximize total aftertax return on invested assets subject to the constraints of safety, liquidity, diversification, and regulation.

        The investment portfolios of each insurance and annuity subsidiary are designed and managed centrally to produce risk/return profiles and durations that reflect the reserve liability profiles and competitive needs of each subsidiary's insurance products. As a result, assets and liabilities are managed to reduce the risk of loss arising from changes in interest rates by seeking to match cash flows of the assets with the cash flows of liabilities they support.

FIXED MATURITY SECURITIES

        At year-end 1993, fixed maturity securities included $13.9 billion of corporate bonds, $10.7 billion of mortgage-backed securities, $1.7 billion of bonds issued by governmental agencies, and $133 million of preferred stocks with mandatory redemption provisions.

        On adoption of Statement of Financial Accounting Standards (SFAS) 115 (see Note 1.2) at December 31, 1993, all debt and equity securities were classified as available-for-


                              1993 ANNUAL REPORT                             21

_______________________________________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS
INVESTMENTS (CONTINUED)

sale and reported at fair value. Before adoption of SFAS 115, unrealized gains on fixed maturity securities, equal to the excess of fair value over amortized cost, were not recorded on the balance sheet. The unrealized gains on fixed maturities at December 31, 1993 were $1.6 billion. This compares to $1.2 billion and $1.3 billion at year-end 1992 and 1991, respectively.

RATINGS OF FIXED MATURITY SECURITIES

                                                         Average
In millions                         Fair Value    %       Rating
_________________________________________________________________
Investment grade                      $15,044     57%        A
Mortgage-backed                        10,678     40        AAA
Below investment grade                    757      3         BB-
_________________________________________________________________
Total fixed maturity securities       $26,479    100%        AA-
_________________________________________________________________

        The average credit rating of the fixed maturity securities was AA- at year-end 1993, 1992, and 1991.

        Below investment grade bonds, defined as bonds which have a credit rating below BBB-, accounted for 2.3% of invested assets at year-end 1993, down from 2.5% at year-end 1992 and 3.0% at year-end 1991. These percentages compare to the life insurance industry average of 4.4% as of December 31, 1992, the last date for which information is available. Net income from below investment grade bonds, including realized investment gains and losses and write-downs, was $49 million in 1993, compared to $40 million in 1992 and $50 million in 1991.

        Bonds are deemed to be non-performing when the payment of interest is sufficiently uncertain as to preclude the accrual of interest. Non-performing bonds, net of an allowance for losses in 1992 and 1991, were 0.2% of total fixed maturity securities at year-end 1993, compared to 0.5% and 0.6% at year-end 1992 and 1991, respectively.

NON-PERFORMING BONDS

In millions                     1993    1992     1991
_____________________________________________________
Non-performing bonds            $46     $126     $147
Allowance for losses              -      (26)     (40)
_____________________________________________________
Net non-performing bonds        $46     $100     $107
_____________________________________________________

MORTGAGE LOANS

        Mortgage loans on real estate represented 10% of invested assets at December 31, 1993, down from 13% in 1992 and 17% in 1991. In 1993, new mortgage loans were 1% of new investments, compared to 1% in 1992 and 5% in 1991. These declines reflect prepayment of loans as a result of declining interest rates and the company's reduced emphasis on mortgage lending.

MORTGAGE LOANS

In millions                          1993      1992      1991
_______________________________________________________________
Commercial                          $2,997    $3,453    $3,682
Residential                            133       303       615
Allowance for losses                   (98)      (53)      (50)
_______________________________________________________________
Total mortgage loans                $3,032    $3,703    $4,247
_______________________________________________________________
Delinquent (60+ days)                  2.2%      3.1%      2.6%
Restructured commercial loans          2.2       1.6       1.6
_______________________________________________________________
Total non-performing                   4.4%      4.7%      4.2%
_______________________________________________________________
Foreclosures during the year           $45       $69       $59
_______________________________________________________________

        An allowance for losses has been established for all non-performing loans and loans about which there is a concern based on management's assessment of risk factors such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends. At year-end 1993, the allowance for losses on mortgage loans was $98 million or 3.1% of total mortgage loans, compared to $53 million or 1.4% and $50 million or 1.2%, at year-end 1992 and 1991, respectively. The increase in the allowance is due principally to a $20 million reserve for California and other properties affected by adverse economic conditions and an increase in the amount of loans on the company's watch list.

        At year-end 1993, $467 million of performing commercial mortgage loans were on the company's watch list. This amount is up from $188 million at year-end 1992 and $155 million at year-end 1991. The increase in the watch list amount is due primarily to a more active portfolio review and a tightening of standards for the placement of loans on the watch list. While this increase may be predictive of higher non-performing loans in the future, American General does not anticipate a significant effect on operations, liquidity, or capital from these loans. Non-performing mortgage loans include loans delinquent 60 days or more and commercial loans that have been restructured.

        Non-performing mortgage loans totaled $137 million at year-end 1993, compared to $179 million and $184 million at year-end 1992 and 1991, respectively. At year-end 1993, the average yield on restructured commercial mortgage loans was 8.2%.


22                       AMERICAN GENERAL CORPORATION

_______________________________________________________________________________

                                                        {AMERICAN GENERAL LOGO}

        At year-end 1993, 4.4% of the commercial mortgage loan portfolio was non-performing, down from 5.0% and 4.7% at year-end 1992 and 1991, respectively. This portfolio continues to outperform the life insurance industry averages for non-performing commercial mortgage loans, which were 14.6% at September 30, 1993, 14.1% at year-end 1992, and 11.0% at year-end 1991.

        During 1993, the company foreclosed on $45 million of mortgage loans and recognized write-downs of $15 million upon acquisition of the related properties, most of which had previously been included in the allowance for losses.


POLICY LOANS

        Policy loans represented 3.6% of invested assets at year-end 1993, down from 3.9% at year-end 1992 and 4.2% at year-end 1991. Policy loan interest rates, which are contractually established, averaged 6.3% during 1993.

INVESTMENT REAL ESTATE

        At year-end 1993, investment real estate totaled 2.4% of invested assets, compared to 3.8% in 1992 and 4.2% in 1991.

INVESTMENT REAL ESTATE

In millions                                 1993       1992        1991
__________________________________________________________________________
Land development projects                   $642      $  653      $  613
Income-producing real estate                 189         282         230
American General Center, Houston             125         130         130
Foreclosed real estate                        69         130         133
Allowance for losses                        (253)       (129)        (62)
___________________________________________________________________________
Total investment real estate                $772      $1,066      $1,044
___________________________________________________________________________

        The 1993 decreases in income-producing and foreclosed real estate were due to sales. The 1992 increases reflected additional investments in existing master-planned land development projects, as well as the assumption of control of certain income-producing joint ventures.

        The increase in the allowance for losses over the past two years primarily reflects declines in the net realizable value of certain real estate investments. While the value of any property may fluctuate with local market conditions, the net realizable value of the investment real estate portfolio, calculated in accordance with current GAAP, is at least equal to the value reflected in the financial statements. The adoption of a proposed SFAS, which would change the carrying value of land development projects from net realizable value to fair value, would require additional allowances for losses in the period of adoption, but American General does not anticipate a significant effect on liquidity, capital, or ongoing operations.

        Pretax net losses on real estate investments, including sales and reserve increases, totaled $170 million, $74 million, and $14 million in 1993, 1992, and 1991, respectively.

        No new real estate investments are planned, except for commitments on existing land development projects and possible foreclosures. All foreclosed real estate is considered held for sale.

EQUITY SECURITIES

        Equity securities included $91 million of common stock and $142 million of perpetual preferred stock at year-end 1993. All equity securities were classified as available-for-sale and reported at fair value at December 31, 1993 in accordance with SFAS 115. Pretax realized gains from equity securities totaled $121 million, $55 million, and $29 million in 1993, 1992, and 1991, respectively.

INVESTMENTS

Invested Assets                      Investment Yield
$ in billions                        Percent

[BAR CHART]                          [BAR CHART]



Net Non-Performing                   Fair Value of Bonds
Percent of invested assets           Percent of amortized cost

[BAR CHART]                          [BAR CHART]

                              1993 ANNUAL REPORT                             23

_______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS
STATEMENT OF INCOME

REVENUES

      PREMIUMS AND OTHER CONSIDERATIONS. Premiums and other considerations, which consist of premiums on traditional life insurance products and mortality, expense, and surrender charges on interest-sensitive products, increased 3% in 1993 compared to 4% in 1992. Revenues exclude policyholder deposits on annuity and other interest-sensitive products.

      The company has focused increasingly on annuity and interest-sensitive products, which generated deposits of $3.1 billion, $2.7 billion, and $2.2 billion for the years 1993, 1992, and 1991, respectively.

      NET INVESTMENT INCOME. During the past three years, the rate of growth in net investment income has lagged the rate of growth in invested assets. This lag is the result of declining average portfolio yields, which reflect increased repayments of higher yielding investments and lower new investment rates.

      FINANCE CHARGES. The increase in finance charges during 1993 and 1992 of 9% and 2%, respectively, resulted from continued growth in finance receivables and an increased average yield on receivables.

      REALIZED INVESTMENT GAINS. Realized investment gains and losses may vary significantly from year to year since the decision to sell investments is determined principally by considerations of investment timing and tax consequences. Realized investment gains can also result from early redemption of fixed maturity securities and perpetual preferred stocks at the election of the issuer (calls) and changes in write-downs and reserves.

REALIZED INVESTMENT GAINS
In millions                            1993      1992      1991
______________________________________________________________________________


Calls of fixed maturity securities     $ 129    $ 102      $ 15
Sales/calls of equity securities         123       61        31
Other                                     54       10        52
Write-downs/reserve changes*            (298)    (155)      (90)
______________________________________________________________________________
Total realized investment gains        $   8    $  18      $  8
______________________________________________________________________________


*Primarily related to investment real estate.

BENEFITS AND EXPENSES

      INSURANCE AND ANNUITY BENEFITS. The 5% increase in 1993 and 6% increase in 1992 in insurance and annuity benefits were primarily the result of an increase in interest credited to policyholder accounts due to growth in the Retirement Annuities segment.

      OPERATING COSTS AND EXPENSES. Operating costs and expenses increased
1% in 1993 and 3% in 1992. Excluding certain reclassifications, operating expenses increased 6% in 1993, primarily due to growth in salary expenses and a higher provision for credit losses in the Consumer Finance segment. The 1992 expenses reflected higher salary and employee benefit costs. State income taxes were $19 million in 1993, $21 million in 1992, and $16 million in 1991. State income taxes were reported in income tax expense in 1993 in accordance with SFAS 109.

      WRITE-DOWN OF ACQUISITION-RELATED GOODWILL. A $300 million non-cash write-down of acquisition-related goodwill was taken in 1993 to bring certain life insurance subsidiaries to fair value (see Note 1.7).

      INTEREST EXPENSE. Interest expense on corporate debt declined 6% in 1993 and 13% in 1992, primarily due to lower average corporate debt outstanding, combined with lower short-term interest rates. Interest expense on consumer finance debt declined 4% in 1993 and 9% in 1992, primarily due to lower borrowing rates, partially offset by the effect of higher average consumer finance debt outstanding.

INCOME TAX EXPENSE

     Total income tax expense increased 45% in 1993, resulting in an effective tax rate of 58% (40% excluding the effect of the write-down of acquisition-related goodwill) compared to 31% for 1992 and 29% for 1991 (see Note 6.4). The 1993 increase in total income tax expense is due to a 16% increase in taxable income, the 1% tax rate increase (see Note 6.2), reclassification of state taxes, and the effect of the non-recurring $29 million of tax benefits in 1992.

EARNINGS

      Operating earnings, which exclude net realized investment gains, non-recurring items, and the cumulative effect of accounting changes, increased 10% to $574 million, or $2.65 per share, in 1993, compared to a 9% increase to $524 million, or $2.41 per share, in 1992. Non-recurring items in 1993 include the $300 million write-down of goodwill and a $30 million tax rate related adjustment.

EARNINGS PER SHARE

      Share purchases in 1993 under the company's ongoing buyback program had no significant impact on 1993 earnings per share, while purchases in 1992 and 1991 increased earnings per share in these years by $.01 and $.05, respectively.

24                         AMERICAN GENERAL CORPORATION

_______________________________________________________________________________

CONSOLIDATED STATEMENT OF INCOME
AMERICAN GENERAL CORPORATION                            {AMERICAN GENERAL LOGO}

For the Years Ended December 31,
In millions, except per share data

                                                       1993    1992      1991
_______________________________________________________________________________
REVENUES       Premiums and other considerations      $1,252   $1,213   $1,168
               Net investment income                   2,437    2,327    2,178
               Finance charges                         1,083      994      977
               Realized investment gains                   8       18        8
               Other                                      49       50       64
_______________________________________________________________________________
                 Total revenues                        4,829    4,602    4,395
_______________________________________________________________________________
BENEFITS       Insurance and annuity benefits          2,311    2,198    2,065
AND EXPENSES   Operating costs and expenses            1,133    1,121    1,087
               Write-down of acquisition-related
                goodwill                                 300        -        -
               Interest expense
                Corporate                                108      116      132
                Consumer Finance                         375      392      433
_______________________________________________________________________________
                 Total benefits and expenses           4,227    3,827    3,717
_______________________________________________________________________________
EARNINGS       Income before income tax expense and
                cumulative effect of accounting changes  602      775      678
_______________________________________________________________________________
               Income tax expense
                Excluding tax rate related adjustment    322      242      198
                Tax rate related adjustment               30        -        -
_______________________________________________________________________________
                 Total income tax expense                352      242      198
_______________________________________________________________________________
               Income before cumulative effect of
                accounting changes                       250      533      480
               Cumulative effect of accounting changes   (46)       -        -
_______________________________________________________________________________
                 Net income                             $204     $533     $480
_______________________________________________________________________________
SHARE DATA     Income before cumulative effect of
                accounting changes                     $1.15    $2.45    $2.13
               Cumulative effect of accounting changes  (.21)       -        -
_______________________________________________________________________________
               Net income per share                     $.94    $2.45    $2.13
_______________________________________________________________________________

                      See Notes to Financial Statements.


                              1993 ANNUAL REPORT                             25

_______________________________________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS
BALANCE SHEET

ASSETS

      INVESTMENTS. Management's Discussion and Analysis of Investments is on pages 21-23. At December 31, 1993, upon adoption of SFAS 115, the company classified all fixed maturity securities as available-for-sale and recorded a $1.6 billion adjustment to increase carrying value from amortized cost to fair value (see Note 1.2).

      FINANCE RECEIVABLES. Finance receivables are well diversified throughout 40 states, Puerto Rico, and the Virgin Islands.

QUALITY OF FINANCE RECEIVABLES


As a percent of finance receivables            1993      1992      1991
______________________________________________________________________________


Delinquencies (60+ days)                       2.5%      2.2%      2.6%
Charge offs                                    2.2       2.2       2.3
Allowance for credit losses                    2.8       2.6       2.5
_____________________________________________________________________________


      As expected, credit quality was off slightly in 1993, due to the shift in the receivables mix described on page 19. While finance receivables have some exposure to economic downturns, management believes that in the present environment the allowance for credit losses is adequate.

      INTANGIBLE ASSETS. The two largest intangible assets are deferred policy acquisition costs (DPAC) (see Note 1.6) and acquisition-related goodwill (see Note 1.7). At December 31, 1993, the company recorded a $550 million reduction in DPAC to reflect the effect of unrealized gains on fixed maturity securities under SFAS 115 (see Note 1.2). During 1993, the company recorded a $300 million non-cash write-down of acquisition-related goodwill to bring the value of certain life insurance subsidiaries to fair value.

      NET ASSETS OF LIFE INSURANCE COMPANIES HELD FOR SALE. On November 29, 1993, the company announced its intent to offer two life insurance subsidiaries for sale. The assets and liabilities of these subsidiaries were reclassified as net assets held for sale at December 31, 1993.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES. Separate Accounts represent assets held under insurance and annuity contracts in which the policyholder bears the investment risk. Consequently, the insurer's liability for these accounts equals the value of the account assets. The 1993 and 1992 increases of 49% and 23%, respectively, reflect the rise in the equity markets and new sales in the Retirement Annuities segment.

LIABILITIES

      INSURANCE AND ANNUITY LIABILITIES. Life insurance companies collect premiums and deposits from policyholders in exchange for long-term promises to pay future benefits. Insurance and annuity liabilities of $27 billion at year-end 1993 represent a quantification of these long-term obligations.

INSURANCE AND ANNUITY LIABILITIES


In millions                                    1993      1992      1991
______________________________________________________________________________

Retirement annuities                          $17,029   $15,012   $12,974
Traditional life                                4,199     4,430     4,445
Interest-sensitive life                         2,664     2,258     2,035
Other annuities                                 2,765     2,383     1,993
Other                                             582       653       624
______________________________________________________________________________
Total insurance and annuity liabilities       $27,239   $24,736   $22,071
______________________________________________________________________________


     CORPORATE DEBT. Corporate debt is used primarily for acquisitions and the buyback of common stock. Higher dividends from subsidiaries in 1993 were used to reduce debt.

      REAL ESTATE DEBT. Capital contributions from the parent company in 1993 were used to reduce debt. The 1992 increase resulted from the assumption of control of certain real estate joint ventures.

      CONSUMER FINANCE DEBT. Consumer finance debt, which is not guaranteed by the parent company, was increased in 1993 and 1992 to support higher levels of receivables.

SHAREHOLDERS' EQUITY

      NET UNREALIZED GAINS. Historically, the amount reported as net unrealized gains related only to equity securities, which were carried at fair value.
With the adoption of SFAS 115 at December 31, 1993, shareholders' equity increased $676 million due to the recording of net unrealized gains on fixed maturity securities classified as available-for-sale (see Note 1.2). Due to the requirements of SFAS 115, shareholders' equity will be subject to further volatility, resulting from the effect of interest rate changes on the fair value of fixed maturity securities.

      STOCK SPLIT. The 1992 changes in common stock and cost of treasury stock principally result from the issuance of treasury shares in connection with a two-for-one stock split (see Note 7.2).


26                           AMERICAN GENERAL CORPORATION

_______________________________________________________________________________

CONSOLIDATED BALANCE SHEET
AMERICAN GENERAL CORPORATION                            {AMERICAN GENERAL LOGO}
At December 31,
In millions

                                                                  1993          1992          1991
_____________________________________________________________________________________________________
ASSETS          Investments
                  Fixed maturity securities
                  Fair value (amortized cost: $24,885)           $26,479      $       -       $     -
                  Amortized cost (fair value: $22,509; $19,195)        -         21,308        17,913
                Mortgage loans on real estate                      3,032          3,703         4,247
                Equity securities (cost: $182; $273; $349)           233            390           438
                Policy loans                                       1,156          1,081         1,039
                Investment real estate                               772          1,066         1,044
                Other long-term investments                          137            231           302
                Short-term investments                                67             35            42
                _____________________________________________________________________________________
                    Total investments                             31,876         27,814        25,025
                _____________________________________________________________________________________
                Cash                                                   6             17            39
                Finance receivables, net                           6,390          6,038         5,794
                Deferred policy acquisition costs                  1,637          2,083         1,919
                Acquisition-related goodwill                         618            937           952
                Other assets                                       1,205          1,446         1,233
                Net assets of life insurance companies held
                  for sale                                           153              -             -
                Assets held in Separate Accounts                   2,097          1,407         1,143
                _____________________________________________________________________________________
                     Total assets                                $43,982        $39,742       $36,105
_____________________________________________________________________________________________________
LIABILITIES     Insurance and annuity liabilities                $27,239        $24,736       $22,071
                Debt (short-term amount)
                  Corporate ($312; $379; $336)                     1,257          1,371         1,391
                  Real Estate ($414; $569; $583)                     429            616           590
                  Consumer Finance ($1,824; $1,930; $2,474)        5,843          5,484         5,243
                Income tax liabilities                             1,241            756           672
                Other liabilities                                    739            756           666
                Liabilities related to Separate Accounts           2,097          1,407         1,143
                _____________________________________________________________________________________
                    Total liabilities                             38,845         35,126        31,776
_____________________________________________________________________________________________________
SHAREHOLDERS'   Common stock                                         365            368         1,894
EQUITY          Net unrealized gains on securities                   709             88            70
                Retained earnings                                  4,229          4,263         3,959
                Cost of treasury stock                              (166)          (103)       (1,594)
                _____________________________________________________________________________________
                    Total shareholders' equity                     5,137          4,616         4,329
                _____________________________________________________________________________________
                    Total liabilities and shareholders'
                      equity                                   $  43,982        $39,742       $36,105
_____________________________________________________________________________________________________

                See Notes to Financial Statements.


                                       1993 ANNUAL REPORT                     27

_______________________________________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS
CAPITAL REQUIREMENTS

        The overall financial strength of American General and its subsidiaries is based on consolidated shareholders' equity of $5.1 billion and is confirmed by strong ratings for both debt-paying and claims-paying ability.

        For analysis of capital requirements, the parent company and the business segments are discussed separately.

PARENT COMPANY

        Total capital of the parent company is referred to as "corporate capital." Since the parent company is a holding company, the level of corporate capital is determined primarily by the required equity of its business segments, while the mix of corporate capital between debt and equity is influenced by overall corporate strategy and structure.

        At year-end 1993, corporate capital, consisting of $5.1 billion of shareholders' equity and $1.3 billion of corporate debt, totaled $6.4 billion, compared to $6.0 billion at year-end 1992. The 1993 increase in corporate capital reflects unrealized gains on fixed maturity securities of $676 million due to the adoption of SFAS 115 (see Note 1.2) and net income of $204 million, offset by a $114 million decrease in corporate debt, $238 million of dividends paid to shareholders, and $78 million of share repurchases.

        At year-end 1993, the ratio of corporate debt to corporate capital was 20%, compared to 23% at year-end 1992. Excluding the effect of the SFAS 115 adjustment, the 1993 ratio was 22%. Management has no present intention to significantly change this ratio, which is consistent with target corporate debt ratings.

CORPORATE DEBT RATINGS

                               Commercial Paper              Long-term Debt
_______________________________________________________________________________
Standard & Poor's             A-1+     (Highest)            AA (Very Strong)
Duff & Phelps                 Duff 1+  (Highest)            AA (Very Strong)
Moody's                       P-1      (Highest)            A1 (Strong)
_______________________________________________________________________________


CONSUMER FINANCE SEGMENT

        The capital of American General's Consumer Finance segment varies directly with the amount of finance receivables outstanding. The capital mix of consumer finance debt and equity is based primarily upon maintaining leverage at a level that supports cost-effective funding.

        At year-end 1993, consumer finance capital was $6.9 billion, compared to $6.6 billion a year earlier, due to a $374 million increase in finance receivables. The 1993 amount included $5.8 billion of consumer finance debt, which is not guaranteed by the parent company, and $1.1 billion of equity.

        The ratio of debt to tangible net worth (equity less goodwill and the fair value adjustment discussed in Note 1.2), which is a key measure of financial risk in the consumer finance industry, was 7.5 to 1 for the Consumer Finance segment at year-end 1993 and 1992. Management expects to maintain the current level of debt to tangible net worth.

CONSUMER FINANCE DEBT RATINGS

                                Commercial Paper               Long-term Debt
_______________________________________________________________________________
Standard & Poor's               A-1+    (Highest)                A+ (Strong)
Duff & Phelps                   Duff 1+ (Highest)                     --
Moody's                         P-1     (Highest)                A1 (Strong)
_______________________________________________________________________________


LIFE INSURANCE AND RETIREMENT
ANNUITIES SEGMENTS

        The amount of capital required to support the business of American General's Life Insurance and Retirement Annuities segments is a function of three factors: the mortality risk of the life insurance in force; the quality of the assets invested to support insurance and annuity reserve liabilities; and the interest-rate risk resulting from potential mismatching of asset and liability durations.

        Total capital, or equity, for American General's Life Insurance and Retirement Annuities segments was $4.5 billion at year-end 1993, while insurance and annuity reserves were $27 billion and life insurance in force was $88 billion.

        The NAIC adopted risk-based capital requirements, which establish minimum capital levels for life insurers, effective January 1, 1994. Rating agencies are expected to use the NAIC approach as one of the factors in determining claims-paying ability ratings. Management believes that the capital of these subsidiaries is more than sufficient to maintain their claims-paying ability ratings.

CLAIMS-PAYING ABILITY RATINGS

                                                                  American
                                                 American       General Life
                                 VALIC         General Life     and Accident
_______________________________________________________________________________
A.M. Best                         A++              A++             A++
Standard & Poor's                 AAA              AAA             AAA
Duff & Phelps                     AAA              AAA             --
Moody's                           Aa2              --              --
_______________________________________________________________________________



28                        AMERICAN GENERAL CORPORATION

______________________________________________________________________________

CONSOLIDATED STATEMENT OF SHAREHOLDERS'S EQUITY
AMERICAN GENERAL CORPORATION                          {AMERICAN GENERAL LOGO}


For the Years Ended December 31,
In millions

                                                1993        1992       1991
______________________________________________________________________________
COMMON      Balance at beginning of year      $   368     $ 1,894     $ 1,893
STOCK       Treasury shares issued and other       (3)          7           1
            Treasury shares issued for
              two-for-one stock split              --      (1,533)         --
            __________________________________________________________________
            Balance at end of year                365         368       1,894
______________________________________________________________________________
NET         Balance at beginning of year           88          70          37
UNREALIZED  Change during year -- equity
GAINS ON      securities                          (55)         18          33
SECURITIES  Effect of accounting change --
              fixed maturity securities           676          --          --
            __________________________________________________________________
            Balance at end of year                709          88          70
______________________________________________________________________________
RETAINED    Balance at beginning of year        4,263       3,959       3,708
EARNINGS    Net income                            204         533         480
            Dividends paid                       (238)       (226)       (227)
            Other                                  --          (3)         (2)
            __________________________________________________________________
            Balance at end of year              4,229       4,263       3,959
______________________________________________________________________________
COST OF     Balance at beginning of year         (103)     (1,594)     (1,500)
TREASURY    Purchases on the open market          (78)        (47)        (92)
STOCK       Other, net                             15           5          (2)
            Treasury shares issued for
              two-for-one stock split              --       1,533          --
            __________________________________________________________________
            Balance at end of year               (166)       (103)     (1,594)
______________________________________________________________________________
SHARE-
HOLDERS'    Total shareholders' equity at
EQUITY        end of year                      $5,137     $ 4,616     $ 4,329
            __________________________________________________________________

            See Notes to Financial Statements
______________________________________________________________________________

CONSOLIDATED STATEMENT OF STOCK ACTIVITY

AMERICAN GENERAL CORPORATION

For the Years Ended December 31,
In thousands of shares

                                               1993        1992       1991
______________________________________________________________________________

COMMON      Balance at beginning of year      220,122     169,753     169,753
SHARES      Conversion of convertible
ISSUED        securities                           --          59          --
            Two-for-one stock split                --      50,310          --
            __________________________________________________________________
            Balance at end of year            220,122     220,122     169,753
______________________________________________________________________________
TREASURY    Balance at beginning of year       (3,865)    (60,922)    (58,478)
SHARES      Purchases on the open market       (2,655)       (996)     (2,558)
            Two-for-one stock split                --      57,818          --
            Issuance under employee benefit
              plans                               556         235         114
            __________________________________________________________________
            Balance at end of year             (5,964)     (3,865)    (60,922)
______________________________________________________________________________
OUTSTANDING   Outstanding at end of year      214,158     216,257     108,831
SHARES      __________________________________________________________________
              Restated for two-for-one
                stock split                                           217,662
            __________________________________________________________________

            See Notes to Financial Statements.


                              1993 ANNUAL REPORT                            29

_______________________________________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS
CASH FLOWS

        American General's cash flow activity in 1993 included cash flow from operations of $1.3 billion, a net increase in policyholder deposits of $2.2 billion, and net proceeds of $354 million from issuance of consumer finance debt. The major uses of this cash in 1993 were as follows:

- -- $2.6 billion of net new investments to support increased insurance and annuity liabilities;

- --  $523 million to fund increased finance receivables;

- --  $270 million to reduce corporate and real estate debt;

- --  $238 million to pay dividends to shareholders; and

- --  $78 million to buy back common stock.

PARENT COMPANY

        Operating cash flow for the parent company includes dividends from the business segments, partially offset by interest and other expenses not allocated to the segments.

        During 1993, operating cash flow of the parent company of $586 million was used to pay dividends to shareholders, to buy back common stock, and to reduce debt.

LIFE INSURANCE AND RETIREMENT
ANNUITIES SEGMENTS

        In 1993, the Life Insurance and Retirement Annuities segments generated $3.0 billion of cash, composed of $.8 billion from operations and $2.2 billion from the net increase in policyholder account deposits. This compares to total cash generated of $2.9 billion in 1992 and $2.4 billion in 1991. The increases resulted principally from the earnings and asset growth in the Retirement Annuities segment.

        The major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities, and dividends paid to the parent company. The Life Insurance segment paid dividends to the parent company of $506 million in 1993, compared to $408 million in 1992 and $316 million in 1991.

        The Life Insurance segment is expected to continue to pay dividends to the parent company, while the Retirement Annuities segment is expected to use most of its internally generated cash to support its further growth.


CONSUMER FINANCE SEGMENT

        Operating cash flow for the Consumer Finance segment includes net income adjusted for non-cash expenses such as the amortization of intangible assets and the provision for credit losses. In 1993, operating cash flow totaled $479 million, an increase from $365 million and $353 million in 1992 and 1991, respectively.

        The 1993 operating cash flow, coupled with net proceeds from increased debt, generated total cash flow of $833 million, compared to $602 million in 1992 and $497 million in 1991. This cash was used to fund the net increase in receivables and to pay dividends to the parent company. Dividends paid to the parent company totaled $163 million in 1993, compared to $137 million in 1992 and $150 million in 1991. Dividend levels are adjusted to maintain consumer finance leverage (ratio of debt to tangible net worth) at 7.5 to 1.

        Operating cash flow and access to money and capital markets, resulting from strong debt and commercial paper ratings, are expected to satisfy 1994 cash requirements, including long-term debt maturities.

INVESTMENT CALLS, MATURITIES, AND SALES

        The source of cash flow from investment calls, maturities, and sales was as follows:

In millions                               1993          1992           1991
_______________________________________________________________________________
Fixed maturities
  Repayments of mortgage-
    backed securities                    $2,650        $  952         $  265
  Calls                                   2,098         2,790            736
  Sales                                     842           240            368
  Maturities                                191           257            198
Mortgage loans                              610           574            371
Equity securities                           283           239            102
Other                                       293           137             91
_______________________________________________________________________________
Total                                    $6,967        $5,189         $2,131
_______________________________________________________________________________

LIQUIDITY

        American General believes that its overall sources of liquidity will continue to be sufficient to satisfy its foreseeable financial obligations.

        American General and its subsidiaries maintain committed credit facilities of $2.5 billion with 45 domestic and foreign banks. While the principal purpose of these facilities is to support the issuance of commercial paper, they also provide an additional source of cash to American General and its subsidiaries.


30                         AMERICAN GENERAL CORPORATION

______________________________________________________________________________

CONSOLIDATED STATEMENT OF CASH FLOWS
AMERICAN GENERAL CORPORATION                       {AMERICAN GENERAL LOGO}


For the Years Ended December 31,
In millions

                                                     1993      1992      1991
________________________________________________________________________________
OPERATING    Income before cumulative effect
ACTIVITIES     of accounting changes                $  250    $  533    $   480
             Reconciling adjustments to net cash
               provided by operating activities
                Insurance and annuity liabilities      671       708        691
                Deferred policy acquisition costs     (192)     (164)       (96)
                Provision for finance receivable
                  credit losses                        163       135        137
                Realized investment gains             (306)     (173)       (98)
                Investment write-downs and reserves    298       155         90
                Write-down of acquisition-related
                  goodwill                             300        --         --
                Other, net                             134      (141)         2
             ___________________________________________________________________
                 Net cash provided by operating
                   activities                        1,318     1,053      1,206
________________________________________________________________________________

INVESTING    Investment purchases                   (9,523)   (7,747)    (4,335)
ACTIVITIES   Investment calls, maturities,
               and sales                             6,967     5,189      2,131
             Finance receivable originations
               or acquisitions                      (4,320)   (3,687)    (3,155)
             Finance receivable principal
               payments received                     3,797     3,302      2,909
             Other, net                               (207)      (23)       299
             ___________________________________________________________________

                 Net cash used for investing
                   activities                       (3,286)   (2,966)    (2,151)
________________________________________________________________________________

FINANCING    Retirement Annuities and Life
ACTIVITIES     Insurance
                Policyholder account deposits        3,125     2,739      2,247
                Policyholder account withdrawals      (918)     (784)      (803)
             ___________________________________________________________________

                 Total Retirement Annuities and
                   Life Insurance                    2,207     1,955      1,444
             ___________________________________________________________________

             Consumer Finance
               Net decrease in short-term debt        (106)     (529)      (433)
               Long-term debt issuances              1,005     1,034      1,009
               Long-term debt and preferred stock
                 redemptions                          (545)     (268)      (432)
             ___________________________________________________________________

                 Total Consumer Finance                354       237        144
             ___________________________________________________________________

             Corporate
               Net increase (decrease) in
                 short-term debt
                 Corporate                            (214)      (18)      (150)
                 Real Estate                          (156)      (17)        95
               Net long-term debt issuance
                 (redemptions)                         100        (2)       (16)
               Dividend payments                      (238)     (226)      (227)
               Common share purchases                  (78)      (47)      (378)
               Other, net                              (18)        9        (19)
             ___________________________________________________________________

                 Total Corporate                      (604)     (301)      (695)
             ___________________________________________________________________

                   Net cash provided by financing
                     activities                      1,957     1,891        893
________________________________________________________________________________

NET CHANGE   Net decrease in cash                      (11)      (22)       (52)
IN CASH      Cash at beginning of year                  17        39         91
             ___________________________________________________________________

                   Cash at end of year               $   6     $  17     $   39
             ___________________________________________________________________


             See Notes to Financial Statements.


                                1993 ANNUAL REPORT                            31

_____________________________________________________________________________

NOTES TO FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES

1.1   PREPARATION OF FINANCIAL STATEMENTS

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The consolidated financial statements include the accounts of American General Corporation ("American General" or "the company") and its subsidiaries. All material intercompany transactions have been eliminated in consolidation. To conform with the 1993 presentation, certain items in the prior years' financial statements have been reclassified.

1.2   NEW ACCOUNTING PRINCIPLES

      During 1993, American General adopted six new Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board.

      POSTRETIREMENT BENEFITS. SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," was adopted through a cumulative adjustment, effective January 1, 1993, resulting in a one-time reduction of net income of $45 million ($68 million pretax) or $.21 per share. This standard requires accrual of a liability for postretirement benefits other than pensions. Other than the cumulative effect, adoption did not have a material impact on 1993 net income and is not expected to have a material impact in the future.

      INCOME TAXES. SFAS 109, "Accounting for Income Taxes," was adopted through a cumulative adjustment, effective January 1, 1993, resulting in a one-time increase of net income of $8 million or $.04 per share. This standard changes the way income tax expense is determined for financial reporting purposes. The adoption reduced certain tax-related benefits in the Life Insurance segment, which reduced 1993 net income by $11 million and is expected to reduce net income by approximately $9 million in 1994 and $6 million in 1995.

      POSTEMPLOYMENT BENEFITS. SFAS 112, "Employers' Accounting for Postemployment Benefits," was adopted through a cumulative adjustment, effective January 1, 1993, resulting in a one-time reduction of net income of $9 million ($14 million pretax) or $.04 per share. This standard requires the accrual of benefits provided to employees after employment but before retirement. Other than the cumulative effect, adoption did not have a material impact on 1993 net income and is not expected to have a material impact in the future.

      REINSURANCE. SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," was adopted effective January 1, 1993. This standard, which does not have a material impact on the consolidated financial statements, requires that reinsurance receivables and prepaid reinsurance premiums be reported as assets, rather than netted against the related insurance liabilities.

      LOAN IMPAIRMENTS. SFAS 114, "Accounting by Creditors for Impairment of a Loan," was adopted effective January 1, 1993. This standard requires that certain impaired loans be reported at the present value of expected future cash flows, the loan's observable market price, or the fair value of underlying collateral. The adoption did not have a material impact on 1993 net income and is not expected to have a material impact in the future.

      FAIR VALUE. SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted at December 31, 1993. This statement requires that debt and equity securities be carried at fair value unless the company has the positive intent and ability to hold these investments to maturity. Debt and equity securities must be classified into one of three categories:
1) held-to-maturity, 2) available-for-sale, or 3) trading securities. Upon adoption, the company classified all debt and equity securities as available-for-sale and, accordingly, recorded them at fair value. Related balance sheet accounts were adjusted as if the unrealized gains had been realized at the balance sheet date, and the net unrealized gains on securities were credited directly to shareholders' equity, as follows:


In millions                                             1993
__________________________________________________________________
Fair value adjustment to fixed maturity securities     $1,594
Less:
  Decrease in deferred policy acquisition costs          (550)
  Increase in insurance and annuity liabilities            (4)
  Increase in deferred federal income taxes              (364)
__________________________________________________________________
   Net unrealized gains on securities                   $ 676
__________________________________________________________________


1.3   INVESTMENTS

      FIXED MATURITY AND EQUITY SECURITIES. Prior to December 31, 1993, the company reported fixed maturity securities in accordance with the then-existing accounting standards. Fixed maturity securities were considered held for investment purposes and were carried at amortized cost, adjusted for declines considered other than temporary and for possible uncollectible amounts.


32                              AMERICAN GENERAL CORPORATION

_______________________________________________________________________________
                                                        {AMERICAN GENERAL LOGO}

      Effective with the adoption of SFAS 115, management determines the appropriate classification of fixed maturity and equity securities at the time of purchase and re-evaluates such designation at each balance sheet date. All fixed maturity and equity securities currently are classified as available-for-sale and recorded at fair value. After adjusting related balance sheet accounts as if the unrealized gains had been realized, the net adjustment is recorded in net unrealized gains on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its net realizable value, and the reduction is recorded as a realized loss.

      LOANS. Mortgage, policy, and other loans are reported at cost and adjusted periodically for any differences between face value and cost, and for possible uncollectible amounts.

      INVESTMENT INCOME. Interest on fixed maturity securities, loans, and notes is recorded as income when earned and is adjusted for any amortization of premium or discount. Dividends are recorded as income on ex-dividend dates.

      REALIZED INVESTMENT GAINS OR LOSSES. Realized gains or losses are recognized using the specific identification method and include declines in fair value of investments below cost that are considered other than temporary.

1.4   FINANCE RECEIVABLES

      FINANCE CHARGES. Finance charges on discounted receivables and interest on interest-bearing receivables are recognized as income using the interest method. The accrual of income is suspended when contractual payments are not received for four consecutive months for loans and retail sales contracts, and for six months for credit cards. Extension fees and late charges are recognized as income when received. Non-refundable points and fees on loans and retail sales contracts are recognized using the interest method over the lesser of the contractual term or the expected life based upon prepayment experience. If a loan is prepaid before all fees are recognized, any remaining fees are recognized as income at the date of prepayment.

      LOSSES ON FINANCE RECEIVABLES. The company's policy is to charge off consumer loan accounts (except where secured by real estate) and credit card accounts for which minimal or no collections were made in the prior six-month period. Retail sales contracts are charged off when four monthly installments are past due. For loans secured by real estate, foreclosure proceedings are instituted when four monthly installments are past due.

      The allowance for losses on finance receivables is based on experience with charge offs, delinquency, and liquidation and is maintained at an amount considered adequate to absorb losses in the portfolio based on current conditions and economic trends.

1.5   LOAN ORIGINATION FEES AND COSTS

      Fees charged to a borrower and costs incurred in originating a consumer or mortgage loan are deferred and amortized over the lesser of the contractual term or the estimated life of the loan. The deferred amounts are included in the carrying value of the related loans.

1.6   DEFERRED POLICY ACQUISITION COSTS (DPAC)

      The costs of writing an insurance policy, including agents' commissions and underwriting and marketing expenses, are deferred, capitalized, and included in the DPAC asset. The cost assigned to certain acquired subsidiaries' insurance contracts in force at the acquisition date, referred to as the present value of future profits (PVFP), also is included in DPAC.

      DPAC associated with interest-sensitive life and insurance investment contracts is charged to expense in relation to the estimated gross profits of those contracts; under SFAS 115, it is adjusted for the impact on estimated gross profits of net unrealized gains on securities. DPAC associated with all other life and health contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

      PVFP is charged to expense using the same assumptions used to amortize DPAC. Interest is accreted on the unamortized balance of PVFP at rates of 7.2% to 8.5%.

      The DPAC carrying value is regularly reviewed; its reported value and remaining life are considered appropriate.

1.7   ACQUISITION-RELATED GOODWILL

      Acquisition-related goodwill is charged to expense in equal amounts, generally over 20 or 40 years. The carrying value of goodwill is regularly reviewed for indicators of impairment in value.

      In 1993, the company recorded a one-time, non-cash charge of $300 million to reduce acquisition-related goodwill. The principal source of this goodwill was the $1.2 billion


                                 1993 ANNUAL REPORT                          33

_______________________________________________________________________________
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

acquisition of the Gulf United insurance operations in 1984. The write-down was the result of a strategic review completed in 1993 of certain life insurance operations by management and outside advisors, which indicated the book value of these subsidiaries exceeded fair value. After this charge, the reported value and remaining life of acquisition-related goodwill are considered appropriate.

1.8   NET ASSETS OF LIFE INSURANCE COMPANIES HELD FOR SALE

        On November 29, 1993, the company announced its intent to offer for sale American-Amicable Life and Financial Life of Canada. At December 31, 1993, the assets and liabilities of these companies were reported as net assets of life insurance companies held for sale.

1.9   SEPARATE ACCOUNTS

        Separate Accounts are assets and liabilities associated with certain contracts, principally annuities. The investment risk lies solely with the holder of the contract rather than the company. Investment income and realized investment gains allocable to Separate Accounts are excluded from the consolidated statement of income.

1.10   INSURANCE INVESTMENT CONTRACTS

        Insurance investment contracts do not subject the company to significant risks arising from policyholder mortality or morbidity. The majority of the company's annuity products are considered insurance investment contracts.

        The carrying amount and fair value of liabilities for insurance investment contracts at December 31 were as follows:

                                 Carrying Amount                Fair Value
                              ________________________        _______________
In millions                   1993      1992      1991        1993       1992
_______________________________________________________________________________

Investment
  contracts                  $19,216   $16,906   $14,509    $18,880    $15,922
_______________________________________________________________________________

        Fair value was estimated using cash flows discounted at market interest rates. Assumptions regarding future economic activity have been made in estimating fair value. Care should be exercised in drawing conclusions based on the estimated fair value of insurance investment contracts, since the liabilities are scheduled to mature over a number of years.

1.11   POLICY RESERVES

       SHORT-DURATION CONTRACTS. Short-duration contracts, which provide insurance for a period of one year or less, include certain term life and most property insurance contracts. Reserves to cover all estimated claims under these contracts are considered adequate. However, final claim payments may differ from these reserves. Any adjustments to the reserves are reflected in net income in the current year.

       LONG-DURATION CONTRACTS. Long-duration contracts, which generally require performance over a period of more than one year, include traditional whole life, endowment, guaranteed renewable term life, guaranteed renewable health, interest-sensitive life, limited payment, and insurance investment contracts. The contract provisions generally cannot be changed or cancelled by the company during the contract period. For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. In establishing reserves for other types of long-duration contracts, an estimate is made of the cost of future policy benefits to be paid as a result of present and future claims due to death, disability, surrender of a policy, or payment of an endowment. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.0% to 13.5% at December 31, 1993.


1.12   PREMIUM RECOGNITION


       SHORT-DURATION CONTRACTS. When a short-duration contract is written, the premiums are recognized evenly over the life of the contract in proportion to the amount and term of the insurance protection provided.

        LONG-DURATION CONTRACTS. Most receipts for annuities and interest-sensitive life insurance polices are classified as deposits instead of revenues. Revenues for these contracts consist of the mortality, expense, and surrender charges assessed against the account balance. Policy charges that are designed to compensate the company for future services are deferred and recognized in income over the period benefitted, using the same assumptions used to amortize DPAC (see Note 1.6).

        For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in income in a constant relationship to insurance in force. For all other long-during contracts, premiums are recognized when due.

34                          AMERICAN GENERAL CORPORATION

_______________________________________________________________________________
                                                        {AMERICAN GENERAL LOGO}

1.13   REINSURANCE

        The company's insurance subsidiaries are routinely involved in reinsurance transactions. Ceded reinsurance becomes a liability of the reinsurer that assumes the risk. The company's insurance subsidiaries diversify their risk of exposure to reinsurance loss by using several reinsurers and entering into reinsurance transactions with strong life reinsurers. The maximum retention on one life (in the case of individual life insurance) is $1.5 million. If the reinsurer could not meet its obligations, American General's insurance subsidiaries would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the company's insurance subsidiaries is considered to be remote.

        Amounts paid or deemed to have been paid for ceded reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

        Reinsurance premiums included in premiums and other considerations were as follows:

In millions                                 1993         1992         1991
________________________________________________________________________________
Direct premiums and other
  considerations                           $1,262       $1,227       $1,181
Reinsurance assumed                            38           32           29
Reinsurance ceded                             (48)         (46)         (42)
________________________________________________________________________________
  Premiums and other
   considerations                          $1,252       $1,213       $1,168
________________________________________________________________________________

        Reinsurance recoveries on ceded reinsurance contracts during 1993 were $52 million. The amount of reinsurance recoverable on paid and unpaid losses was not material at December 31, 1993.

1.14   INTEREST CAPITALIZED OR PAID

        Essentially all interest incurred on real estate investment properties under development is capitalized until the property is substantially complete and ready for its intended use. Interest capitalized was $15 million, $21 million, and $31 million in 1993, 1992, and 1991, respectively.

        Interest paid, excluding interest capitalized, was as follows:

In millions                                 1993         1992         1991
________________________________________________________________________________

Corporate and real estate                  $  142       $  121       $  158
Consumer Finance                              379          386          397
________________________________________________________________________________

1.15    EARNINGS PER SHARE

        Earnings per share are computed by dividing earnings by average outstanding common shares. Common shares include common share equivalents from the assumed exercise of stock options. The average common shares used to compute earnings per share were 216,578,836 in 1993; 217,704,620 in 1992; and 225,361,946 in 1991.

2.    INVESTMENTS

2.1   INVESTMENT INCOME

      Income by type of investment was as follows:


In millions                                 1993         1992         1991
________________________________________________________________________________
Fixed maturity securities                  $2,005       $1,836       $1,628
Mortgage loans on real estate                 357          412          468
Other investments                             195          209          199
________________________________________________________________________________
  Gross investment income                   2,557        2,457        2,295
  Investment expense*                         120          130          117
________________________________________________________________________________
     Net investment income                 $2,437       $2,327       $2,178
________________________________________________________________________________

*Primarily related to investment real estate.

      The carrying value of investments that produced no investment income during 1993 totaled $319 million or 1% of total invested assets. The ultimate disposition of these assets is not expected to have a material effect on American General's consolidated financial position.

2.2   NET REALIZED INVESTMENT GAINS

      Net realized investment gains were as follows:


In millions                                 1993         1992         1991
________________________________________________________________________________
Fixed maturity securities
  Gross gains                              $  201       $  128       $   44
  Gross losses                                (59)         (37)         (14)
________________________________________________________________________________
  Total fixed maturity securities             142           91           30
Mortgage loans on real estate                 (69)         (34)         (27)
Equity securities                             121           55           29
Investment real estate                       (170)         (74)         (14)
Other investments                             (16)         (20)         (10)
________________________________________________________________________________
  Realized gains before taxes                   8           18            8
  Income tax expense                            2            9            7
________________________________________________________________________________
   Net realized investment gains           $    6       $    9       $    1
________________________________________________________________________________


                         1993 ANNUAL REPORT                                 35

_______________________________________________________________________________

2.3   FIXED MATURITY AND EQUITY SECURITIES

        As of December 31, 1993, all fixed maturity and equity securities were classified as available-for-sale and reported at fair value (see Note 1.2). Previously, fixed maturity securities were classified as held-to-maturity and reported at amortized cost. Fair value and amortized cost information as of December 31 were as follows:

                                  Amortized Cost         Gross Unrealized Gains
                            _________________________    ______________________
In millions                  1993      1992      1991     1993    1992     1991
________________________________________________________________________________
Fixed maturity securities:
  Corporate bonds
    Investment grade        $12,207   $10,767   $9,303   $1,021   $ 680    $ 675
    Below investment grade      707       704      756       42      21       19
  Mortgage-backed            10,217     8,712    6,893      536     481      533
  U.S. government               882       292      329       49      28       30
  Foreign governments           565       557      407       37      36       42
  States/political
    subdivisions                180       156      151       22      24       23
  Redeemable preferred
    stocks                      127       120       74        6       5        7
________________________________________________________________________________
    Total fixed maturity
      securities            $24,885   $21,308  $17,913   $1,713  $1,275   $1,329
________________________________________________________________________________
Equity securities           $   182   $   273  $   349   $   53  $  119   $   96
________________________________________________________________________________

                            Gross Unrealized Losses              Fair Value
                           _________________________    ______________________
In millions                 1993      1992      1991     1993    1992     1991
________________________________________________________________________________
Fixed maturity securities:
  Corporate bonds
    Investment grade       $  (25)   $ (41)  $  (7)  $13,203   $11,406   $9,971
    Below investment grade     (6)     (12)    (34)      743       713      741
  Mortgage-backed             (75)     (18)     (4)   10,678     9,175    7,422
  U.S. government             (12)      --      --       919       320      359
  Foreign governments          (1)      (1)     (1)      601       592      448
  States/political
    subdivisions               --       --      --       202       180      174
  Redeemable preferred
    stocks                     --       (2)     (1)      133       123       80
________________________________________________________________________________
    Total fixed maturity
      securities           $ (119)   $ (74)  $ (47)  $26,479   $22,509  $19,195
________________________________________________________________________________
Equity securities          $   (2)   $  (2)  $  (7)  $   233   $   390  $   438
________________________________________________________________________________

        Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and maturity of the investments. The reporting of fixed maturity securities at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted, and care should be exercised in drawing conclusions from such data.

        Net unrealized gains on securities included in shareholders' equity at December 31 were as follows:

In millions                              1993          1992         1991
_______________________________________________________________________________
Gross unrealized gains                  $1,766         $119         $ 96
Gross unrealized losses                   (121)          (2)          (7)
DPAC and other fair value adjustments     (554)          --           --
Deferred federal income taxes             (382)         (29)         (19)
_______________________________________________________________________________
   Net unrealized gains on securities   $  709         $ 88         $ 70
_______________________________________________________________________________

        The contractual maturities of fixed maturity securities at December 31, 1993 were as follows:

                                                Amortized             Fair
In millions                                        Cost               Value
________________________________________________________________________________
Fixed maturity securities, excluding
  mortgage-backed securities
    Due in one year or less                       $   257            $   263
    Due after one year through five years           2,012              2,152
    Due after five years through ten years          7,351              7,898
    Due after ten years                             5,048              5,488
Mortgage-backed securities                         10,217             10,678
_______________________________________________________________________________
     Total fixed maturity securities              $24,885            $26,479
_______________________________________________________________________________

        Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Corporate requirements and investment strategies may result in the sale of investments before maturity.

2.4   MORTGAGE LOANS ON REAL ESTATE

        Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower.


36                       AMERICAN GENERAL CORPORATION

_______________________________________________________________________________

                                                        {AMERICAN GENERAL LOGO}

        At December 31, the mortgage loan portfolio was distributed as follows:

In millions                                         1993       1992     1991
_______________________________________________________________________________
Geographic distribution
  Atlantic                                          $1,181    $1,348    $1,491
  Central                                            1,009     1,342     1,648
  Pacific and Mountain                                 940     1,066     1,158
  Allowance for losses                                 (98)      (53)      (50)
_______________________________________________________________________________

     Total                                          $3,032    $3,703    $4,247
_______________________________________________________________________________

Property type
  Retail                                            $1,038    $1,229    $1,322
  Office                                               994     1,056     1,125
  Industrial                                           531       606       649
  Apartments                                           334       437       449
  Residential and other                                233       428       752
  Allowance for losses                                 (98)      (53)      (50)
_______________________________________________________________________________

   Total                                            $3,032    $3,703    $4,247
_______________________________________________________________________________

Fair value                                          $3,145    $3,821
_______________________________________________________________________________

% Non-performing                                       4.4%      4.7%      4.2%
_______________________________________________________________________________


    Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges, adjusted for risk, based on property type. Care should be exercised in drawing conclusions based on fair value, since the company usually holds mortgage loans until maturity.

2.5   ALLOWANCE FOR MORTGAGE LOAN LOSSES

    The allowance for mortgage loan losses was as follows:


In millions                                         1993      1992     1991
_______________________________________________________________________________

Balance at January 1,                               $ 53      $ 50     $ 31
Net additions(a)                                      84        34       30
Deductions(b)                                        (39)      (31)     (11)
_______________________________________________________________________________

Balance at December 31,                             $ 98      $ 53     $ 50
_______________________________________________________________________________


(a) Charged to realized investment gains.
(b) Resulting from foreclosures and payoffs.

    A mortgage loan is considered impaired when the company determines that it probably will not collect all amounts due under the contractual terms. At December 31, 1993, impaired mortgage loans, valued at the fair value of the underlying collateral, totaled $110 million, which is net of an allowance of $27 million.

2.6   POLICY LOANS

    The fair value of policy loans was $1.2 billion and $1.1 billion at December 31, 1993 and 1992, respectively. The fair value was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

2.7   ALLOWANCE FOR INVESTMENT REAL ESTATE LOSSES

     The allowance for investment real estate losses was as follows:


In millions                                         1993       1992      1991
_______________________________________________________________________________

Balance at January 1,                               $129       $ 62      $ 23
Net additions(a)                                     199         82        40
Deductions(b)                                        (75)       (15)       (1)
_______________________________________________________________________________

Balance at December 31,                             $253       $129      $ 62
_______________________________________________________________________________

(a) Charged to realized investment gains.
(b) Resulting from sales.

3. FINANCE RECEIVABLES

3.1   DETAIL OF FINANCE RECEIVABLES

    Finance receivables net of unearned finance charges at December 31 were as follows:


In millions                                         1993       1992     1991
_______________________________________________________________________________

Consumer loans
  Real estate                                       $2,642    $2,782    $2,953
  Other                                              2,318     2,054     1,817
_______________________________________________________________________________

    Total consumer loans                             4,960     4,836     4,770
Retail sales contracts                                 923       872       791
Credit cards                                           691       492       384
_______________________________________________________________________________

    Total                                            6,574     6,200     5,945
    Allowance for losses                              (184)     (162)     (151)
_______________________________________________________________________________

   Finance receivables, net                         $6,390    $6,038    $5,794
_______________________________________________________________________________


    Fair value, which was estimated using discounted cash flows computed by category of receivable, approximated the net carrying amount at December 31, 1993 and 1992. Cash flows were based on contractual payment terms adjusted for delinquencies and losses, discounted at the weighted-average rates currently being offered for similar loans. Care should be exercised in drawing conclusions based on fair value, since the estimate does not reflect the value of the underlying customer relationships or the related distribution system.


                               1993 ANNUAL REPORT                             37

______________________________________________________________________________

      At December 31, 1993, 91% of the outstanding consumer loans and retail sales contracts were secured by real estate or other property.

3.2   DISTRIBUTION

      Geographic diversification of finance receivables reduces the concentration of credit risk associated with a recession in any one region. The largest concentrations of finance receivables at December 31 were as follows:

In millions                                 1993      1992      1991
______________________________________________________________________________

California                                 $  751    $  838    $  969
North Carolina                                582       512       407
Florida                                       503       504       546
Illinois                                      409       387       340
Indiana                                       365       361       345
Virginia                                      353       325       297
Ohio                                          341       284       262
Other                                       3,270     2,989     2,779
______________________________________________________________________________
    Total                                  $6,574    $6,200    $5,945
______________________________________________________________________________


3.3   CONTRACTUAL MATURITIES AND COLLECTIONS

      Contractual maturities of consumer loans and retail sales contracts, net of unearned finance charges, at December 31, 1993 were as follows:


                                                                        After
In millions                          1994   1995   1996   1997   1998   1998
______________________________________________________________________________
Maturities                         $2,080  $1,219  $758   $376   $225  $1,225
______________________________________________________________________________

      Contractual maturities should not be considered a forecast of future cash collections. A substantial portion of consumer loans and retail sales contracts may be renewed, converted, or paid in full prior to maturity. Cash collections of principal and such collections as a percentage of average net finance receivable balances were as follows:

In millions                                     1993     1992      1991
______________________________________________________________________________
Consumer loans
  Cash collections                             $2,101   $1,881    $1,653
  Percent of average balances                      43%      40%       36%
Retail sales contracts
  Cash collections                             $1,123   $  882    $  787
  Percent of average balances                     125%     113%      102%
Credit cards
  Cash collections                             $  573   $  539    $  469
  Percent of average balances                     104%     128%      132%
_______________________________________________________________________________

3.4   ALLOWANCE FOR FINANCE RECEIVABLES

      The allowance for finance receivables was as follows:

In millions                                     1993     1992      1991
______________________________________________________________________________
Balance at January 1,                          $ 162    $ 151     $ 149
Provision for credit losses*                     163      135       137
Charge offs, net of recoveries                  (141)    (124)     (135)
______________________________________________________________________________
Balance at December 31,                        $ 184    $ 162     $ 151
______________________________________________________________________________


*Reported as operating costs and expenses.

4.    DEFERRED POLICY ACQUISITION COSTS (DPAC)

      The balance of DPAC at December 31, and the components of the change reported as operating costs and expenses for the years then ended, were as follows:

In millions                                     1993     1992      1991
______________________________________________________________________________
Balance at January 1,                          $2,083   $1,919    $1,823
Capitalization                                    395      335       275
Amortization
  Policy origination costs                       (182)    (149)     (155)
  PVFP, net                                       (21)     (22)      (24)
Reclassification to net assets of life
  insurance companies held for sale              (130)      --        --
Cumulative effect of accounting changes
  Fair value (SFAS 115)                          (550)      --        --
  Income taxes (SFAS 109)                          42       --        --
_______________________________________________________________________________
Balance at December 31,                        $1,637   $2,083    $1,919
_______________________________________________________________________________

      The unamortized balance of PVFP included in DPAC at December 31, 1993, 1992, and 1991 was $189 million, $210 million, and $232 million, respectively. PVFP amortization, net of accretion, expected to be recorded in each of the next five years is $18 million, $17 million, $15 million, $14 million, and $12 million.

38                              AMERICAN GENERAL CORPORATION

______________________________________________________________________________
                                                       {AMERICAN GENERAL LOGO}

5.    DEBT

5.1   DEBT OUTSTANDING

      Long-term debt at December 31 was as follows:


In millions                                1993     1992      1991
______________________________________________________________________________
Corporate
  Senior, 6.3 - 10%, through 2018         $  945   $  992    $1,055
  Fair value - Corporate                  $1,083   $1,088
______________________________________________________________________________
Real Estate
  Senior, 5.2 - 12.8%, through 1997       $   15   $   47    $    7
______________________________________________________________________________
Consumer Finance
  Senior, 3.8 - 13%, through 2009         $3,547   $3,155    $2,445
  Senior subordinated, 3.2 - 12.8%,
    through 1995                             472      399       324
______________________________________________________________________________
  Total Consumer Finance                  $4,019   $3,554    $2,769
  Fair value - Consumer Finance           $4,264   $3,722
______________________________________________________________________________


      The fair value of long-term debt was estimated using discounted cash flows based on current borrowing rates. The fair value of short-term debt approximated the carrying amount at December 31, 1993 and 1992.

5.2   LONG-TERM DEBT MATURITIES

      Maturities of long-term debt and sinking fund requirements for each of the next five years are as follows:


In millions                        1994     1995     1996     1997     1998
______________________________________________________________________________
Corporate                          $209     $100     $ --     $133     $ 67
Real Estate                          15       --       --       --       --
Consumer Finance                    665      939      563      352      243
______________________________________________________________________________


      Current maturities of long-term debt expected to be refinanced with short-term debt are included in short-term debt.

      Certain other debt issues of the Consumer Finance segment that are scheduled to mature after 1998 are redeemable prior to maturity at par, at the option of the holders. If these issues were so redeemed, the amounts above would increase $150 million in 1994 and 1996.

5.3   CREDIT AGREEMENTS

      During 1993, American General and certain subsidiaries used commercial paper to meet short-term funding requirements. Unsecured bank credit facilities are used to support commercial paper borrowings.

      At December 31, 1993, American General and its consumer finance subsidiaries maintained unsecured committed credit facilities of $2.5 billion with a total of 45 domestic and foreign banks. Interest rates are based on a money market index, and annual commitment fees range from 0.075% to 0.1875%. Borrowings under these facilities were $43 million at December 31, 1993.

5.4   INTEREST CONVERSION AGREEMENTS

      Certain subsidiaries use off-balance-sheet interest rate swaps and options on swaps, referred to as interest conversion agreements, as a means of managing their interest rate exposure.

      The interest conversion agreements involve credit risk due to possible non-performance by the counterparties. Notional amounts, shown below, represent amounts on which interest payments to be exchanged are calculated. The credit risk to the company is limited to the interest differential based on the interest rates contained in the agreements. The interest differential to be paid or received on interest conversion agreements is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest expense. The following table identifies agreements outstanding at December 31:


In millions                                 1993     1992     1991
______________________________________________________________________________
Swaps - obligation to pay fixed rate
  Underlying notional amount               $ 290    $ 415    $ 765
  Weighted-average rate                     8.75%    8.83%    8.87%
  Fair value                               $ (29)   $ (20)
Options sold on swaps - to pay fixed rate
  Underlying notional amount               $ 200    $ 250    $ 350
  Weighted-average rate                     9.29%    9.24%    9.09%
  Fair value                               $ (33)   $ (21)
______________________________________________________________________________

      Fair values of the agreements were based on estimates obtained from the individual counterparties. Fair values may fluctuate based on expectations of future interest rates.

      The company does not anticipate non-performance by the counterparties; however, non-performance would not have a material impact on net income.

6.    INCOME TAXES

6.1   ACCOUNTING CHANGE

      Beginning in 1993, income taxes have been provided in accordance with SFAS 109 (see Note 1.2). Under this method, deferred tax assets and liabilities are calculated using the differences between the financial reporting basis

                        1993 ANNUAL REPORT                                 39

_______________________________________________________________________________
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

and the tax basis of assets and liabilities, using the enacted tax rate. The effect of a tax rate change is recognized in income in the period of enactment. Before 1993, the company recognized deferred taxes on timing differences between financial reporting income and taxable income. Deferred tax liabilities were not adjusted for tax rate changes. Under SFAS 109, state income taxes, previously reported in operating costs and expenses, are now included in income tax expense.

      As a result of this accounting change, 1993 income tax disclosures are not comparable to prior years.

6.2   TAX RATE RELATED ADJUSTMENT

      During third quarter 1993, the federal corporate tax rate increased from 34% to 35%, retroactive to January 1, 1993. The additional 1% tax on first and second quarter 1993 income was $4 million, and the effect of the 1% increase on existing deferred tax liabilities was $26 million. This charge of $30 million was included in income tax expense in the third quarter.

6.3   TAX LIABILITIES

      Income tax liabilities at December 31 were as follows:


In millions                                 1993      1992      1991
_______________________________________________________________________________
Current tax liabilities                    $   76     $ 39      $ 23
_______________________________________________________________________________
Deferred, applicable to:
  Income                                      783      688       630
  Net unrealized gains on securities          382       29        19
_______________________________________________________________________________
   Deferred tax liabilities                 1,165      717       649
_______________________________________________________________________________
     Income tax liabilities                $1,241     $756      $672
_______________________________________________________________________________

      Components of deferred tax liabilities at December 31, 1993 were as follows:


In millions                                                     1993
_______________________________________________________________________________
Deferred tax liabilities, applicable to:
  Basis differential of investments                            $  589
  Deferred policy acquisition costs                               480
  Other                                                           380
Less deferred tax assets*                                        (284)
_______________________________________________________________________________
   Deferred tax liabilities                                    $1,165
_______________________________________________________________________________

* No valuation allowance is considered necessary.

      A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $361 million at December 31, 1993. At current corporate rates, the maximum amount of tax on such income is approximately $126 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

6.4   TAX EXPENSE

      Components of income tax expense were as follows:


In millions                                 1993      1992      1991
_______________________________________________________________________________
Current
  Federal                                   $354      $205       $157
  State                                       18        --         --
_______________________________________________________________________________
     Total current                           372       205        157
_______________________________________________________________________________

Deferred, applicable to:
  Basis differential of investments                    (27)        19
  Deferred policy acquisition costs                     30          6
  Insurance and annuity liabilities                     (6)       (17)
  Interest on tax assessments                           34         --
  Operating loss carryovers                             20         45
  Other, net                                           (14)       (12)
_______________________________________________________________________________
     Total deferred                          (20)       37         41
_______________________________________________________________________________
       Income tax expense                   $352      $242       $198
_______________________________________________________________________________


      A reconciliation between the federal income tax rate and the effective tax rate follows:


                                            1993      1992       1991
_______________________________________________________________________________
Federal income tax rate                     35%       34%        34%
Tax rate change                              4        --         --
Amortization resulting from acquisitions
  Acquisition-related goodwill               1         1          2
  Value of insurance contracts              --        (1)        (2)
Tax-exempt investment income                (2)       (1)        (2)
State taxes, net                             2        --         --
Write-down of goodwill                      18        --         --
Other, net                                  --        (2)        (3)
_______________________________________________________________________________
  Effective tax rate                        58%*      31%        29%
_______________________________________________________________________________


* Excludes tax effect of accounting changes.

6.5   TAXES PAID

      Federal income taxes paid in 1993, 1992, and 1991 were $260 million, $265 million, and $180 million, respectively. State income taxes paid in 1993 were $15 million.


40                                AMERICAN GENERAL CORPORATION

________________________________________________________________________________
                                                         {AMERICAN GENERAL LOGO}

6.6   TAX RETURN EXAMINATIONS

        The company and its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service (IRS) has completed examinations of the company's returns through 1985 and has commenced examination of the company's tax returns for 1986 through 1988. As a result of disputes over the treatment of some items for the years 1977 through 1985, the IRS issued tax assessments of $83 million and also proposed tax deficiencies of approximately $130 million. During 1993, the company finalized settlements regarding $71 million of the assessed deficiencies and $114 million of the proposed deficiencies. The settlements finalized were within the amounts previously provided in the consolidated financial statements and, therefore, had no impact on 1993 net income.

        The IRS is continuing to dispute the company's tax treatment of some items for the years 1977 through 1985. Some of these issues will require litigation to resolve, and any amounts ultimately settled with the IRS would also include interest. Although the final outcome is uncertain, the company believes that the ultimate liability, including interest, resulting from these issues will not exceed amounts currently provided in the consolidated financial statements.

7.   CAPITAL STOCK

7.1   CLASSES OF CAPITAL STOCK

        American General has two classes of capital stock. Preferred stock ($1.50 par value, 60 million shares authorized) may be issued in series with such dividend, liquidation, redemption, conversion, voting, and other rights as the board of directors may determine. Common stock ($.50 par value, 300 million shares authorized) was owned by 29,602 shareholders of record at February 11, 1994. At December 31, 1993, approximately 1.6 million shares of common stock were reserved for issuance, primarily for the exercise of stock options. Dividends paid per common share were $1.10, $1.04, and $1.00 in 1993, 1992, and 1991, respectively.

7.2   STOCK SPLIT

        On February 4, 1993, the board of directors declared a two-for-one stock split effected in the form of a 100% common stock dividend, paid March 1, 1993, to shareholders of record on February 16, 1993. The stock distribution, which was reflected as of December 31, 1992, had no impact on total consolidated shareholders' equity or results of operations.

7.3   PREFERRED SHARE PURCHASE RIGHTS

        One preferred share purchase right is attached to each share of common stock. These rights are not currently exercisable and will become exercisable only upon the occurrence of certain events related to a change in control of the company. When exercisable, each right will entitle the holder to purchase 1/100 of a share of American General's Series A Junior Participating Preferred Stock. All rights expire August 7, 1999, unless extended or redeemed.

8.   STOCK AND INCENTIVE PLANS

        The company's stock and incentive plans provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees.

        Options for the purchase of shares of American General common stock are exercisable at prices not less than the market value of the stock on the date of grant. Such options may not be exercised within six months of, nor after 10 years from, the date of grant.

        Shares available and stock option activity were as follows:

                               Shares           Shares Issuable under
                              Available          Outstanding Options
                              for Issue    _____________________________________
                             during 1993     1993         1992         1991
________________________________________________________________________________
Balance at January 1,         6,444,192    1,654,854    1,870,514    1,917,756
Stock options
  Granted                      (516,305)     516,305      451,018      401,192
  Exercised                                 (531,637)    (501,198)    (133,786)
  Forfeited                      75,542      (75,542)    (165,480)    (314,648)
Restricted stock issued         (89,000)
Performance shares issued       (28,932)
________________________________________________________________________________
Balance at December 31,       5,885,497    1,563,980    1,654,854    1,870,514
________________________________________________________________________________

        The average price of options exercised was $17.70 in 1993, $15.82 in 1992, and $13.10 in 1991. At December 31, 1993, there were 1,170,315 options exercisable, and the exercise price of all options outstanding ranged from $14.00 to $34.88, for an average price of $23.07 per share. The options expire on various dates between 1995 and 2003.

                              1993 ANNUAL REPORT                           41

________________________________________________________________________________
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


9.  BENEFIT PLANS

9.1   PENSION PLANS

        American General and its subsidiaries have non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's average monthly compensation and length of credited service. The company's funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The company uses the projected unit credit method to compute pension expense.

        More than 96% of the plans' assets were invested in readily marketable stocks and bonds at the plans' most recent balance sheet date.

        The pension plans have purchased annuity contracts from American General subsidiaries that provide benefits for certain retirees. During 1993, 1992, and 1991, these annuity contracts provided approximately $37 million annually for retiree benefits.

        The components of pension expense were as follows:

In millions                                    1993       1992       1991
________________________________________________________________________________
Service cost (benefits earned)                 $ 12       $ 10       $ 10
Interest cost on projected
  benefit obligation                             19         18         19
Actual return on plan assets                    (65)       (43)       (95)
Net amortization and deferral                    15         (7)        43
________________________________________________________________________________
   Total pension expense (income)              $(19)      $(22)      $(23)
________________________________________________________________________________
Assumptions:
  Weighted-average discount rate
   on benefit obligation                       7.25%      8.00%      8.50%
  Rate of increase in compensation levels      4.00       5.00       5.00
  Expected long-term rate of return
   on plan assets                             10.00      10.00      10.00
________________________________________________________________________________

        The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:


In millions                                    1993       1992       1991
________________________________________________________________________________

Actuarial present value of
  benefit obligation
   Vested                                      $248       $203       $191
   Non-vested                                     5          4          3
________________________________________________________________________________
     Accumulated benefit obligation             253        207        194
Effect of increase in compensation levels        36         26         31
________________________________________________________________________________
Projected benefit obligation                    289        233        225
Plan assets at fair value                       531        482        482
________________________________________________________________________________
  Plan assets at fair value in excess of
   projected benefit obligation                 242        249        257
Unrecognized net gain                           (80)       (98)      (118)
Unrecognized prior service cost                  11         13         16
Unrecognized net asset at January 1,
  net of amortization                           (27)       (39)       (51)
________________________________________________________________________________
   Prepaid pension expense                     $146       $125       $104
________________________________________________________________________________

9.2  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

        American General and its subsidiaries have life, medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. For individuals retiring after December 31, 1992, the cost of the supplemental major medical plan is borne entirely by retirees. American General and its subsidiaries have reserved the right to change or eliminate these benefits at any time.

        The life plans are fully insured; the retiree medical and dental plans are unfunded and self-insured.

42                       AMERICAN GENERAL CORPORATION

______________________________________________________________________________

                                                      {AMERICAN GENERAL LOGO}

      The plans' combined funded status and the accrued postretirement benefit cost included in other liabilities at December 31, 1993 were as follows:


In millions                                                          1993
______________________________________________________________________________
Actuarial present value of benefit obligation
  Retirees                                                           $ 39
  Fully eligible active plan participants                              11
  Other active plan participants                                       12
______________________________________________________________________________
   Accumulated postretirement benefit obligation                       62
______________________________________________________________________________
   Unrecognized net gain                                               (3)
______________________________________________________________________________
     Accrued postretirement benefit cost                             $ 59
______________________________________________________________________________
Discount rate on postretirement benefit obligation                    7.25%
______________________________________________________________________________


      Postretirement benefit expense for 1993 was as follows:


In millions                                                          1993
______________________________________________________________________________
Service cost (benefits earned)                                       $ 1
Interest cost on accumulated postretirement benefit obligation         4
______________________________________________________________________________
   Postretirement benefit expense                                    $ 5
______________________________________________________________________________


      For measurement purposes, a 13.5% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1994; the rate was assumed to decrease gradually to 6% in 2009 and remain at that level. A 1% increase in the assumed annual rate of increase in per capita cost of health care benefits results in a $.7 million increase in the accumulated postretirement benefit obligation and a $.1 million increase in postretirement benefit expense.

10.    RESTRICTIONS AND CONTINGENCIES

10.1   LEGAL PROCEEDINGS

      Two real estate subsidiaries of the company were defendants in a lawsuit that alleged damages based on lost profits and related claims arising from certain loans and joint venture contracts. On July 16, 1993, a judgment was entered against the subsidiaries jointly for $47.3 million in compensatory damages and against one of the subsidiaries for $189.2 million in punitive damages. On September 17, 1993, a Texas state district court reduced the previously-awarded punitive damages by $60.0 million, resulting in a reduced judgment in the amount of $176.5 million plus post-judgment interest. An appeal on numerous legal grounds has been filed. The company believes, based on advice of legal counsel, that plaintiffs' claims are without merit, and the company is continuing to contest the matter vigorously through the appeals process. No provision has been made in the consolidated financial statements related to this contingency.

      In April 1992, the IRS issued Notices of Deficiency in the amount of $12.4 million for the 1977-1981 tax years of certain insurance subsidiaries (see Note 6.6). The basis of the dispute was the tax treatment of modified coinsurance agreements. During 1992, the company elected to pay the assessment plus associated interest. A claim for refund of tax and interest was disallowed by the IRS in January 1993. On June 30, 1993, a suit for refund was filed in the Court of Federal Claims. The company believes that the IRS's claims are without merit, and is continuing to vigorously pursue refund of the amounts paid. No provision has been made in the consolidated financial statements related to this contingency.

      American General and certain of its subsidiaries are defendants in various other lawsuits. American General and its subsidiaries believe they have valid defenses in these pending lawsuits and are defending these cases vigorously. The company also believes that the total amounts that would ultimately be paid, if any, arising from these lawsuits would have no material effect on the consolidated financial statements.

10.2  REGULATION

      American General's insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior notice to, or in some cases prior approval from, their respective state insurance departments. Certain non-insurance subsidiaries are similarly restricted in the payment of dividends by long-term debt agreements. The amount of dividends available to the parent company from subsidiaries during 1994 not limited by such restrictions is $571 million.

      See pages 20 and 21 of Management's Discussion and Analysis for a discussion of state guaranty associations, regulation, and environmental costs, and Note 6.6 concerning tax return examinations.


                             1993 ANNUAL REPORT                            43

_______________________________________________________________________________

11.  BUSINESS SEGMENT INFORMATION

        American General reports the results of its business operations in three segments: Retirement Annuities, Consumer Finance, and Life Insurance.
The Life Insurance segment is a combination of the Insurance -- Special Markets and Insurance -- Home Service segments reported in 1992. Results of each segment include earnings from its business operations and earnings on that amount of equity considered necessary to support its business.

        Business segment information was as follows:

                                                   Revenues
                                  _____________________________________________
In millions                         1993           1992            1991
_______________________________________________________________________________
Retirement Annuities              $ 1,470         $ 1,358         $ 1,212
Consumer Finance                    1,282           1,178           1,147
Life Insurance                      2,054           2,045           2,021
_______________________________________________________________________________
   Total business segments          4,806           4,581           4,380
_______________________________________________________________________________
Corporate                              73              75              74
Intersegment eliminations             (50)            (54)            (59)
_______________________________________________________________________________
   Consolidated                   $ 4,829         $ 4,602         $ 4,395
_______________________________________________________________________________

                                               Income before Taxes
                                  _____________________________________________
In millions                         1993            1992            1991
_______________________________________________________________________________
Retirement Annuities              $   240         $   188         $   159
Consumer Finance                      330             248             210
Life Insurance                        152(a)          463             452
_______________________________________________________________________________
   Total business segments            722             899             821
_______________________________________________________________________________
Corporate                            (121)(b)        (126)(b)        (144)(b)
Intersegment eliminations               1               2               1
_______________________________________________________________________________
   Consolidated                    $  602          $  775          $  678
_______________________________________________________________________________

                                                    Assets
                                    ___________________________________________
In millions                          1993            1992            1991
_______________________________________________________________________________
Retirement Annuities                $20,896         $17,673         $15,056
Consumer Finance                      7,641           7,192           6,875
Life Insurance                       14,192          13,328          12,632
_______________________________________________________________________________
   Total business segments           42,729          38,193          34,563
_______________________________________________________________________________
Corporate                             1,506           1,859           1,864
Intersegment eliminations              (253)           (310)           (322)
_______________________________________________________________________________
   Consolidated                     $43,982         $39,742         $36,105
_______________________________________________________________________________

(a) Includes $300 million write-down of goodwill.
(b) Primarily interest on corporate debt.

12.  QUARTERLY DATA (UNAUDITED)

                                                     1993
                                 _____________________________________________
In millions,
except per share data               4th         3rd       2nd        1st
______________________________________________________________________________
Revenues                          $1,215      $1,222     $1,205     $1,187
Net realized investment
  gains (losses)                       1           1          3          1
Net income (loss)                   (164)(a)     119(b)     151         98(c)
Net income (loss) per share         (.76)(a)     .55(b)     .70        .45(c)
______________________________________________________________________________
Per common share
  Dividends paid                  $ .275      $ .275     $ .275     $ .275
  Market price
   High                            34.75       36.50      33.25      32.88
   Low                             26.25       30.13      27.75      27.31
   Close                           28.63       32.75      31.63      31.25
______________________________________________________________________________

                                                     1992
                                 _____________________________________________
In millions,
except per share data               4th         3rd       2nd        1st
______________________________________________________________________________
Revenues                          $1,192      $1,159     $1,123     $1,128
Net realized investment
  gains (losses)                       4           2         (1)         4
Net income (loss)                    134         138        127        134
Net income (loss) per share          .62         .63        .59        .61
______________________________________________________________________________
Per common share
  Dividends paid                  $  .26      $  .26     $  .26     $  .26
  Market price
   High                            29.38       25.19      24.63      22.38
   Low                             23.63       23.69      20.50      20.13
   Close                           28.50       24.63      24.50      21.06
______________________________________________________________________________

                                                     1991
                                 _____________________________________________
In millions,
except per share data               4th         3rd       2nd        1st
______________________________________________________________________________
Revenues                          $1,121      $1,088     $1,110     $1,076
Net realized investment
  gains (losses)                       2          (2)         1         --
Net income (loss)                    119         116        126        119
Net income (loss) per share          .55         .53        .55        .50
______________________________________________________________________________
Per common share
  Dividends paid                  $  .25      $  .25     $  .25     $  .25
  Market price
   High                            22.50       20.25      20.56      19.56
   Low                             19.50       18.88      18.19      14.00
   Close                           22.25       20.19      18.94      19.25
______________________________________________________________________________

(a)  Includes write-down of goodwill of $300 million or $1.39 per share.
(b)  Includes tax rate related charge of $30 million or $.14 per share.
(c) Includes net cumulative charge of $46 million or $.21 per share due to adoption of accounting changes: SFAS 106, SFAS 109, and SFAS 112. Amounts previously reported in the 1993 first quarter Form 10-Q have been restated above for SFAS 112.


44                       AMERICAN GENERAL CORPORATION

________________________________________________________________________________
                                                         {AMERICAN GENERAL LOGO}
REPORT OF MANAGEMENT

MANAGEMENT RESPONSIBILITY

        Management is responsible for the information in this report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles. Informed estimates and judgments were used for transactions not yet complete or for which ultimate effects cannot be precisely determined.

INTERNAL CONTROLS

        American General's system of internal controls is designed to provide reasonable assurance that assets are safeguarded, that transactions are properly recorded and executed, and that established policies and procedures are followed. The system includes: a documented organizational structure and division of responsibility; established policies and procedures that are communicated throughout the company, including a policy on business conduct to foster a strong ethical climate; and the careful selection, training, and development of employees.

        Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the audit committee of the board. Corrective actions are taken to address control deficiencies and other opportunities for improving the system.

INDEPENDENT AUDITORS

        American General engaged Ernst & Young as principal independent auditors to perform an audit of the consolidated financial statements of the company. Ernst & Young was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors, and committees of the board. Management believes that all representations made to Ernst & Young during their audit were valid and appropriate.

AUDIT COMMITTEE OF THE BOARD

        The audit committee is composed of four members of the board of directors who are not employees of the company. It meets regularly with members of management, internal auditors, and the independent auditors to discuss the adequacy of American General's internal controls, quality of financial reporting, results of the auditing activities, and accounting policies. The independent auditors and internal auditors have full and free access to the audit committee.

AUSTIN P. YOUNG

Senior Vice President and Chief Financial Officer

HAROLD S. HOOK

Chairman and Chief Executive Officer

________________________________________________________________________________

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
AMERICAN GENERAL CORPORATION

        We have audited the accompanying consolidated balance sheets of American General Corporation and subsidiaries as of December 31, 1993, 1992, and 1991, and the related consolidated statements of income, shareholders' equity, stock activity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above (pages 25, 27, 29, 31-44) present fairly, in all material respects, the consolidated financial position of American General Corporation and subsidiaries as of December 31, 1993, 1992, and 1991, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

        As discussed in Note 1.2 to the financial statements, in 1993 the company changed its method of accounting for postretirement benefits other than pensions, income taxes, postemployment benefits, reinsurance, loan impairments, and certain investments in debt and equity securities, as a result of adopting recently promulgated accounting standards governing the accounting treatment for these items.

ERNST & YOUNG

Houston, Texas
February 15, 1994

                        1993 ANNUAL REPORT                                  45