Form 10-K, Exhibit 13
period 1994-12-31
AMERICAN GENERAL CORP /TX/
filed 1995-03-17
CIK 5103

                                                                     EXHIBIT 13



MANAGEMENT'S DISCUSSION AND ANALYSIS

American General Corporation

For the Three Years Ended December 31, 1994

         MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES BEGINNING ON PAGE 26.

         American General is one of the nation's largest consumer financial services organizations, with assets of $46 billion and shareholders' equity of $3.5 billion at December 31, 1994. The company provides retirement annuities, consumer loans, and life insurance products to more than seven million households throughout the United States, Canada, Puerto Rico, and the U.S. Virgin Islands.

         American General reported net income of $513 million ($2.45 per share) in 1994, compared to $204 million ($.94 per share) in 1993 and $533 million ($2.45 per share) in 1992. Reducing 1994 net income were $114 million of net realized investment losses arising from the company's capital gains offset program and increases in real estate reserves. The 1993 net income was decreased by $376 million of adjustments for the write-down of goodwill, accounting changes, and a tax charge. The 1992 net income reflected normal operations and did not include the unusual reductions that occurred in 1994 and 1993.

SIGNIFICANT EVENTS

         The following events of 1994 and 1993 significantly affected or will affect American General's financial condition and results of operations.

ACQUISITIONS AND DIVESTITURES

         As of November 29, 1994, the company signed a definitive agreement to acquire The Franklin Life Insurance Company (Franklin Life) for $1.17 billion. The transaction closed on January 31, 1995. The purchase price consisted of $920 million in cash paid at closing and a $250 million dividend paid by Franklin Life to its former parent prior to closing. This acquisition will be accounted for using the purchase method. Beginning first quarter 1995, Franklin Life will be reported as part of the Life Insurance segment, increasing that segment's assets and life insurance in force by approximately 53% and 35%, respectively. The permanent financing of this acquisition will be finalized in 1995 and is expected to consist of a mix of short-term floating-rate debt, long-term fixed-rate debt, and preferred stock. Franklin Life was acquired to complement American General's existing life insurance distribution systems and further strengthen the company's position in middle-income households, particularly in the Midwest.

         On December 23, 1994, the company acquired a 40% interest in Western National Corporation (WNC) through the acquisition of 24,947,500 shares of WNC's common stock for $274 million in cash. The acquisition is reflected in the 1994 financial statements using the equity method of accounting. The company's equity in the operating results of WNC for the period subsequent to the acquisition did not have a material impact on 1994 results of operations. The shares of WNC were acquired for investment purposes.

         These two acquisitions and related financings are expected to increase earnings per share in 1995.

         On August 31, 1994, the company completed the sale of American-Amicable Life Insurance Company of Texas (American-Amicable), a special niche subsidiary in the Life Insurance segment. The sales price, which included a $10 million dividend paid prior to closing, was $105 million.

         On August 31, 1994, the company also announced that it had ended discussions to sell Financial Life Assurance Company of Canada due to adverse developments in the Canadian life insurance market.

         On August 2, 1994, the company publicly announced a $2.6 billion all-cash merger offer to acquire Unitrin, Inc. Unitrin provides basic financial services, including insurance and consumer loans, to individuals and small businesses throughout the United States. This offer expired on February 7, 1995.

EFFECT OF SFAS 115

         American General adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," at December 31, 1993, and all fixed maturity and equity securities were classified as available-for-sale and recorded at fair value. SFAS 115 requires that the carrying value of most fixed maturity securities be adjusted for changes in market value, primarily caused by interest rates. However, the insurance liabilities supported by these securities are not adjusted under SFAS 115, thereby creating volatility in shareholders' equity as interest rates change. Therefore, care should be exercised in drawing conclusions based on balance sheet amounts that include the SFAS 115 effect. SFAS 115 does not affect results of operations.

         Rising interest rates in 1994 caused decreases in bond values. As a result, the effect of the SFAS 115 adjustment for fixed maturity securities was to reduce shareholders' equity by $1.6 billion during 1994.


                         AMERICAN GENERAL CORPORATION

         The components of the fair value adjustment to report securities in accordance with SFAS 115 at December 31, and the 1994 change, were as follows:

In millions                                                      1994               1993            Change
- -------------------------------------------------------------------------------------------------------------
Fair value adjustment to fixed maturity
 securities                                                    $(1,387)            $1,594          $(2,981)
Increase (decrease) in deferred
 policy acquisition costs                                          401               (554)             955
Decrease (increase) in deferred
 income taxes                                                      351               (364)             715
Valuation allowance on deferred
 tax asset                                                        (315)                 -             (315)
- -------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)
 on fixed maturity securities                                     (950)               676           (1,626)
Net unrealized gains (losses)
 on equity securities                                               15                 33              (18)
- -------------------------------------------------------------------------------------------------------------
  Net unrealized gains (losses)
   on securities                                                 $(935)              $709          $(1,644)
- -------------------------------------------------------------------------------------------------------------

         The fair value adjustment to fixed maturity securities recorded at December 31, 1994 generated a deferred tax asset of $485 million. The company believes that a portion of the deferred tax asset is realizable, since the company has the ability to carryback $418 million of future capital losses against prior years' capital gains (see discussion of Capital Gains Offset Program below). In addition, the company may hold certain securities until maturity and, therefore, would not realize future losses on such investments. Since the remainder of the deferred tax asset may not be realized, a valuation allowance of $315 million was provided at December 31, 1994.

CAPITAL GAINS OFFSET PROGRAM

         During fourth quarter 1994, American General initiated a program to realize capital losses for tax purposes to offset prior period capital gains. The purpose of the program is to realize tax refunds of approximately $200 million. In conjunction with this program, the company has realized net capital losses for tax purposes of $126 million, primarily through the sale of $1.2 billion of fixed maturity securities. The company expects to receive a tax refund of $43 million in 1995 from the tax losses carried back to offset 1991 capital gains. This program reduced 1994 net income by approximately $60 million.

         Reinvestment of the sales proceeds in higher yielding fixed maturity securities and investment of the tax refunds are expected to increase future pretax investment income by approximately $100 million over the next 10 years.

         Additionally, the company realized net capital gains of $162 and $256 million in 1992 and 1993, respectively, that can be used for tax loss carryback purposes in 1995 and 1996. While the company plans to generate capital losses in 1995 at least sufficient to offset the 1992 capital gains, the ability to realize such losses is dependent on future market conditions and alternative tax planning strategies.

SHARE BUYBACK PROGRAM

         In 1994, the company purchased 9.5 million shares of American General's common stock at a cost of $262 million, compared to 2.7 million shares and 2.0 million shares in 1993 and 1992, respectively. Share purchases under this program in 1994 increased 1994 earnings per share by $.02. Purchases in 1993 had no significant impact on 1993 earnings per share, while 1992 purchases increased 1992 earnings per share by $.01.

         Since inception of the share buyback program in 1987, 97.1 million American General common shares, or 32% of the total shares then outstanding, have been purchased for an aggregate cost of $1.9 billion. The company has suspended its share buyback program as a result of the previously discussed acquisition activity.

DERIVATIVES

         In 1994, derivative financial instruments received significant scrutiny by investors and regulators due to well-publicized losses by major companies. American General makes very limited use of derivative financial instruments to manage the cost of debt and investment transactions and does not use derivatives for speculative purposes. See Note 12 for new required disclosures about the company's use of derivatives.

1993 SIGNIFICANT EVENTS

         In 1993, the company recorded a $300 million non-cash write-down of acquisition-related goodwill in the Life Insurance segment. This write-down was one of the decisions resulting from a strategic review of the company's four ordinary life insurance subsidiaries, primarily American General Life (AGL), begun in 1993. The strategic review was initiated to assess alternatives for optimizing the use of capital allocated to these subsidiaries in light of increasing public market multiples for life insurance companies in early 1993 and new risk-based capital requirements facing the life insurance industry. While AGL had been profitable in recent years, it operated in increasingly competitive markets and its performance was not meeting management's expectations, particularly in comparison to the company's other businesses.

         In connection with the strategic review, the company retained an outside advisor to assess AGL's market value, assuming the company chose to sell AGL. The outside advisor's report, received on November 22, 1993, indicated that AGL's fair value was below its book value. This report, together with the marketing and profitability review performed by management, suggested an impairment of AGL's goodwill. The primary source of AGL's goodwill was the $1.2 billion acquisition of the Gulf United insurance operations in 1984. Since that time, there had been a series of consolidations within the company's ordinary life insurance operations. In addition, AGL's marketing focus gradually changed, causing a decline in the acquired agency force and its in force business. In the past several years, AGL's business mix also continued to shift from life insurance to


                              1994 ANNUAL REPORT
annuities, which have different distribution systems and lower interest margins. Management concluded, based on the cumulative effect of these trends and the outside advisor's report, that a portion of goodwill was permanently impaired.

         Following a special board of directors meeting on November 29, 1993, the company announced the board's decision to retain AGL and a related New York subsidiary, seek future growth through acquisitions, sell the two special niche life insurance subsidiaries, and write down $300 million of goodwill associated with the four subsidiaries. While the write-down resulted in a $164 million net loss in fourth quarter 1993, it did not affect the company's debt or claims-paying ability ratings and is not expected to have a material impact on future operating results. See Note 1.7 for the company's accounting policy related to goodwill.

         In addition, the company adopted new accounting standards as of January 1, 1993 that reduced 1993 net income by $46 million (see Note 1.2). The company also recorded a $30 million charge to reflect the federal corporate income tax rate increase caused by the Revenue Reconciliation Act of 1993 (see
Note 7.3).

BUSINESS SEGMENTS

         American General reports the results of its business operations in three segments: Retirement Annuities, Consumer Finance, and Life Insurance. To facilitate meaningful period-to-period comparisons, earnings of each segment include earnings from its business operations and earnings on that amount of equity considered necessary to support its business, and exclude net realized investment gains (losses), non-recurring items, and the effect of accounting changes. Segment earnings, presented below on an aftertax basis, differ from those disclosed in Note 15 by the amount of income tax expense for each segment.

SEGMENT EARNINGS

In millions                                                       1994              1993             1992
- -------------------------------------------------------------------------------------------------------------
Retirement Annuities                                              $187               $162             $130
Consumer Finance                                                   245                206              161
Life Insurance                                                     257                291              323
- -------------------------------------------------------------------------------------------------------------
 Segment earnings                                                  689                659              614
 Non-recurring items                                                 -               (329)               -
- -------------------------------------------------------------------------------------------------------------
  Total                                                           $689               $330             $614
- -------------------------------------------------------------------------------------------------------------

         Non-recurring items in 1993 include a $300 million write-down of goodwill in the Life Insurance segment and a $29 million charge due to the 1993 tax rate change.

RETIREMENT ANNUITIES

         The Variable Annuity Life Insurance Company (VALIC), American General's retirement annuity company, specializes in providing tax-deferred retirement plans and annuities to employees of not-for-profit organizations.

RETIREMENT ANNUITIES

In millions                                                      1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Assets                                                         $22,007            $20,896          $17,673
Fixed deposits                                                   1,657              1,700            1,630
Variable deposits                                                  573                432              271
Revenues                                                         1,537              1,470            1,358
Segment earnings                                                   187                162              130
- -------------------------------------------------------------------------------------------------------------

         RESULTS. Profitability of the retirement annuity business is a function of three elements: asset growth, net interest margin, and operating expenses.

         Asset growth (excluding the effect of SFAS 115) was 11% in 1994 and 15% in 1993. A key component of asset growth is new deposits from customers, who may elect fixed or variable account options. The strong growth in variable deposits and decline in fixed deposits are a result of the attractiveness of equity investments due to relatively low interest rates in 1993 and early 1994. In response to this trend, VALIC significantly expanded the variable investment options offered to its customers during 1994. The assets and liabilities related to these variable account options are reflected in Separate Account assets and liabilities because the customer bears the investment risk.

         Revenues, over 97% of which are net investment income, increased as a result of growth in total assets, despite declines of 57 and 59 basis points in average investment yields on fixed accounts in 1994 and 1993, respectively. As a result of management's ability to make corresponding reductions in the rates credited to policyholders, the net interest margin increased 14 basis points in 1994 and 7 basis points in 1993.

         The ratio of operating expenses to average assets was .57%, .59%, and .67% in 1994, 1993, and 1992, respectively. Operating expenses for 1994, 1993, and 1992 were increased by pretax charges of $6 million, $7 million, and $12 million, respectively, for actual and anticipated assessments by state insurance guaranty associations.

         Substantially all of this segment's business is tax-qualified retirement annuities, which generally experience lower withdrawal rates than non-qualified annuities. The rate of policyholder surrenders of fixed accounts increased to 4.9% of average reserves in 1994, compared to 3.9% in 1993 and 3.8% in 1992. The 1994 increase was due in part to the surrender of one large group account, as well as customers seeking higher returns in other equity-based investments.

         OUTLOOK. Despite increased competition, especially from equity mutual funds, this segment should continue to experience asset growth, due to its leading market position, exclusive distribution system, and strong claims-paying ability ratings. By managing interest-crediting rates to reflect changing investment yields, the company expects to maintain net interest margins within its pricing assumptions. As a result, earnings in this segment should continue to increase.


                         AMERICAN GENERAL CORPORATION

CONSUMER FINANCE

         American General Finance and its subsidiaries offer consumer loans, home equity loans, retail sales financing, credit cards, and credit-related insurance products through a national network of 1,300 branch offices.

CONSUMER FINANCE

In millions                                                      1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Finance receivables                                             $7,920             $6,574           $6,200
Finance receivable volume                                        6,978              5,408            4,362
Revenues                                                         1,491              1,282            1,178
Segment earnings                                                   245                206              161
- -------------------------------------------------------------------------------------------------------------

         RESULTS. Principal influences on this segment's results include the aggregate amount and mix of finance receivables, credit loss experience, cost of borrowed funds, and operating expenses.

         Finance receivables grew 20% in 1994 and 6% in 1993. The increase in finance receivables and finance receivable volume is primarily due to branch expansion and business development efforts in retail sales financing. A leading contributor to this growth has been private label products, which offer revolving financing services through large retail merchants. Growth in higher-yielding non-real estate consumer loans and retail receivables increased the yield on finance receivables by 63 and 21 basis points during 1994 and 1993, respectively.

         As expected, growth in higher-yielding finance receivables influenced credit quality in 1994 and 1993. Delinquencies increased to 2.9% at December 31, 1994, compared to 2.5% and 2.2% for 1993 and 1992, respectively. Charge offs increased to 2.5% in 1994 from 2.2% in both 1993 and 1992, while the allowance for finance receivable losses increased to 2.9% of finance receivables at December 31, 1994, compared to 2.8% for 1993 and 2.6% for 1992.

         Cost of borrowing for this segment declined 7 basis points in 1994 and 82 basis points in 1993, due to refinancing long-term debt at lower rates and the decline in market rates during 1993 and 1992.

         Operating expenses increased 12% in 1994 and 3% in 1993, compared to growth in average finance receivables of 11% and 8% in 1994 and 1993, respectively. The increase in operating expenses reflected increased staffing and costs related to growth in branch offices, including 100 new branches opened in 1994, and a major branch office automation program, partially offset by increased deferrals of finance receivable origination costs.

         OUTLOOK. Management expects to continue to increase the size of the finance receivable portfolio and to emphasize retail and higher-yielding non-real estate consumer loans. Revenues associated with this growth are expected to be partially offset by higher cost of borrowed funds and an increase in the provision for finance receivable losses. Overall, earnings in this segment should continue to increase.

LIFE INSURANCE

         The Life Insurance segment includes American General Life and Accident
(AGLA), which emphasizes the sale and service of basic needs life insurance products, and American General Life (AGL), which provides life insurance and annuity products for estate planning and capital accumulation needs. In January 1995, the company acquired Franklin Life, which provides individual insurance and annuity products through an agency distribution system.

LIFE INSURANCE

In millions                                                      1994            1993             1992
- -------------------------------------------------------------------------------------------------------------
Assets                                                         $14,156            $14,192          $13,328
Deposits
 Annuities                                                         598                472              403
 Life insurance                                                    547                521              435
Revenues
 Premiums and other considerations                                 999              1,085            1,070
 Net investment income                                             902                942              948
Life and annuity sales                                             859                697              595
Segment earnings                                                   257                291              323
- -------------------------------------------------------------------------------------------------------------

         RESULTS. Earnings for this segment have decreased due to declining investment yields and higher income taxes beginning in 1993. In addition, 1994 segment results excluded American-Amicable, which had earnings of $8 million and $9 million in 1993 and 1992, respectively, and was sold in August 1994.

         The decline in net investment income is primarily a result of declining yields, partially offset by growth in assets (excluding the effect of SFAS 115). The average investment yield for the Life Insurance segment decreased to 8.6% in 1994, compared to 9.3% and 9.9% in 1993 and 1992, respectively. The lower yields reflect significant prepayments of mortgage-backed securities and bond calls in 1992 and 1993, with reinvestment of proceeds at lower interest rates.

         Premiums and other considerations include premiums on traditional life insurance and mortality, expense, and surrender charges on interest-sensitive products. The decrease in 1994 was primarily due to the sale of American-Amicable and the ceding of medicare supplement business to another insurance company. The revenues ceded were largely offset by a related decrease in benefit expense.

         Annuity sales increased 37% to $601 million in 1994, compared to an increase of 18% in 1993. The strong growth in annuity sales is primarily due to the successful introduction of a new variable product marketed through a network of financial institutions. Life sales, as measured by new annualized premiums, decreased 1% to $258 million in 1994, compared to a 16% increase in 1993. The 1994 decrease was due to lower sales of traditional life insurance and the sale of American-Amicable.

         Segment earnings were adversely affected by higher income taxes in 1994 and 1993, due to the loss of certain tax benefits which totaled $29 million in 1992.



                              1994 ANNUAL REPORT

         OUTLOOK. Excluding the acquisition of Franklin Life, management expects continued pressure on segment earnings in 1995. Despite continued increases in sales of annuity and other interest-sensitive products, net investment income is expected to decline as a result of lower investment yields. Including Franklin Life, segment earnings are expected to substantially increase in 1995.

ECONOMIC FACTORS

         INTEREST RATES. The pricing and profit margins of the products and services offered by American General's operating subsidiaries are sensitive to interest rates. Fluctuations in interest rates also affect the economic value and duration of the assets and liabilities supporting these products and services. American General may respond to fluctuations in interest rates by adjusting interest-crediting rates, repricing products, and/or changing investment strategy. See the discussion of the company's asset/liability management program beginning on page 21.

         COMPETITION. On January 18, 1995, the U.S. Supreme Court ruled that all national banks may compete with insurance companies in the sale of annuities. VALIC was the named plaintiff on behalf of the life insurance industry in the litigation (VALIC vs. NationsBank).

         VALIC currently sells variable annuities to specialized markets for qualified retirement plans through NASD-licensed representatives. American General's life insurance companies sell annuities through their own agency distribution systems and through a network of financial institutions. As a result, the impact of the decision on American General's insurance operations is expected to be minimal.

         TAXATION. Tax laws affect not only the way American General is taxed but also the design of many of its products. Changes in tax laws or regulations could adversely affect operating results. The Revenue Reconciliation Act of 1993 increased the federal corporate tax rate by 1% and caused an increase in current taxes and a one-time increase in deferred income taxes, which together decreased net income by $30 million in 1993.

         GUARANTY ASSOCIATIONS. All 50 states have laws requiring solvent life insurance companies to pay assessments to state guaranty associations to protect the interests of policyholders of insolvent life insurance and annuity companies. A portion of these assessments can be recovered against the payment of future premium taxes; however, changes in state laws could decrease the amount available for recovery.

         The amounts assessed American General's life insurance and annuity subsidiaries under such laws were $16 million for 1994 and $14 million each for 1993 and 1992. The assessments were reduced by $6 million for 1994 and $5 million each for 1993 and 1992, considered recoverable against future premium taxes. At year-end 1994, the accrued liability for anticipated unrecoverable assessments was $21 million, compared to $19 million for 1993 and $17 million for 1992.

         REGULATION. Concerns about asset quality and capital adequacy of the insurance industry have resulted in increased scrutiny by insurance regulators. American General is not aware of any regulations or pending regulatory actions that would have a material effect on the company's liquidity, capital resources, or operations.

         On January 1, 1994, the National Association of Insurance Commissioners (NAIC) adopted a risk-based capital (RBC) formula that can be used to evaluate the adequacy of life insurance companies' statutory capital and surplus. The RBC formula specifies various weighting factors that are applied to financial balances or levels of activity of each company, based on the perceived degree of risk, to calculate RBC. The formula focuses on: (1) asset impairment risks, (2) insurance risks, (3) interest rate risks, and (4) general business risks. The "Company Action Level" RBC ratio (RBC ratio) is determined by dividing a life insurance company's total adjusted capital by its calculated RBC.

         Calculations at December 31, 1994, using the RBC formula, indicate that each of the company's Life Insurance and Retirement Annuities subsidiaries' total adjusted capital is equal to or greater than 250% of amounts required at the "Company Action Level."

         The RBC requirements provide for four different levels of regulatory attention depending on an insurance company's RBC ratio. The "Company Action Level" is triggered if a company's RBC ratio is less than 100% but greater than or equal to 75%, or if a negative trend (as defined by the regulations) has occurred and the company's RBC ratio is less than 125%. At the "Company Action Level," the company must submit a comprehensive financial plan to the state insurance commissioner that discusses proposed corrective actions to improve its capital position. The "Regulatory Action Level" is triggered if a company's RBC ratio is less than 75% but greater than or equal to 50%. At the "Regulatory Action Level," the state insurance commissioner will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The "Authorized Control Level" is triggered if a company's RBC ratio is less than 50% but greater than or equal to 35%. At this level, the state insurance commissioner may take any action it deems necessary, including placing the company under regulatory control. The "Mandatory Control Level" is triggered if a company's RBC ratio is less than 35%. At this level, the state insurance commissioner is required to place the company under its control.

         ENVIRONMENTAL. American General's principal exposure to environmental regulation arises from its ownership of investment real estate. Probable costs related to environmental cleanup are estimated to be $3 million at December 31, 1994, and appropriate liabilities have been recorded to reflect these costs.


                         AMERICAN GENERAL CORPORATION

ASSET/LIABILITY MANAGEMENT

OBJECTIVES

         Asset/liability management is performed on an ongoing basis for each of the company's operating companies as well as on an aggregate basis. The primary objective of the company's asset/liability management program is to maintain a reasonable balance in the durations of assets and liabilities to minimize the risk of inadequate liquidity, while achieving profitability objectives. An additional objective of the Consumer Finance segment's asset/liability management program is to manage the spread between the yield on finance receivables and borrowing costs.

TECHNIQUES

         RETIREMENT ANNUITIES AND LIFE INSURANCE. The primary asset management technique used to maintain duration match in the Retirement Annuities and Life Insurance segments is to target new cash flows to meet specific duration objectives. To a lesser extent, portfolio restructuring actions are used to adjust asset durations. Cash flow testing of assets and liabilities is performed annually under multiple interest rate scenarios to evaluate the appropriateness of the company's investment portfolios relative to the company's insurance reserves. The company's insurance reserves are supported by high-quality, low-risk investments, including primarily investment grade fixed maturity securities, mortgage-backed securities, mortgage loans, and policy loans. Derivatives and off-balance-sheet transactions were not used for asset/liability management purposes during 1994, 1993, or 1992.

         The primary liability management techniques used to target duration are product design features and product management, through periodic repricing of new products and adjustment of interest crediting rates on existing products where possible. The company's insurance and annuity liabilities at December 31 were as follows:

In millions                                                      1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Retirement annuities                                           $18,656            $17,029          $15,012
Traditional life                                                 4,334              4,199            4,430
Interest-sensitive life                                          2,933              2,664            2,258
Other annuities                                                  3,029              2,765            2,383
Other                                                              671                582              653
- -------------------------------------------------------------------------------------------------------------
 Total insurance and
  annuity liabilities                                          $29,623            $27,239          $24,736
- -------------------------------------------------------------------------------------------------------------

         Approximately 80% of the insurance and annuity liabilities were subject to interest crediting adjustments in the three years ended December 31, 1994.

         CONSUMER FINANCE. The company funds its finance receivables with equity and a combination of fixed-rate debt, principally long-term, and floating-rate or short-term debt, principally commercial paper. The company's mix of fixed-rate and floating-rate debt is a management decision based in part on the nature of the receivables being supported. The company limits its exposure to market interest rate increases by fixing interest rates it pays for term periods. The primary means by which the company accomplishes this is through the issuance of fixed-rate debt. On infrequent occasions, the company has also used interest rate swap agreements and options on interest rate swap agreements to synthetically create fixed-rate debt by altering the nature of floating-rate debt, thereby limiting its exposure to interest rate movements.

RESULTS

         RETIREMENT ANNUITIES AND LIFE INSURANCE. The company's asset/liability management program is designed to minimize the exposure of the company's surplus to fluctuations in interest rates while ensuring adequate liquidity to meet liability cash flow requirements. Cash flow testing performed as of December 31, 1994 indicated that the company's insurance subsidiaries would have future surplus after meeting their insurance obligations.

         In addition, investment margins have been maintained in the Retirement Annuities segment. While investment margins on interest-sensitive products in the Life Insurance segment have been maintained, overall investment margins have declined because some large blocks of in force business have crediting rates that cannot be adjusted when the investment yields fluctuate. These overall investment margins are still within product pricing assumptions.

         The average investment yield, interest crediting rate, and investment margin for the primary operating companies in the Retirement Annuities and Life Insurance segments for the years ended December 31 were as follows:

                                                                  1994*              1993*            1992
- -------------------------------------------------------------------------------------------------------------
VALIC
 Investment yield                                                 8.37%              8.94%            9.53%
 Crediting rate                                                   6.57               7.28             7.94
- -------------------------------------------------------------------------------------------------------------
  Investment margin                                               1.80%              1.66%            1.59%
- -------------------------------------------------------------------------------------------------------------
AGLA
 Investment yield                                                 8.97%              9.69%           10.15%
 Crediting rate                                                   6.78               6.93             7.15
- -------------------------------------------------------------------------------------------------------------
  Investment margin                                               2.19%              2.76%            3.00%
- -------------------------------------------------------------------------------------------------------------
AGL
 Investment yield                                                 8.05%              8.72%            9.61%
 Crediting rate                                                   5.91               6.20             6.75
- -------------------------------------------------------------------------------------------------------------
  Investment margin                                               2.14%              2.52%            2.86%
- -------------------------------------------------------------------------------------------------------------

*  Excludes the effect of SFAS 115.

         CONSUMER FINANCE. Growth in higher-yielding finance receivables and lower cost of borrowings have resulted in steady increases in the spread between yield and borrowing costs. The yield on finance receivables, cost of borrowings,


                              1994 ANNUAL REPORT
and spread between yield and cost of borrowings for the years ended December 31 were as follows:

                                                                  1994              1993             1992
- -------------------------------------------------------------------------------------------------------------
Yield on finance receivables                                     17.58%             16.95%           16.74%
Cost of borrowings                                                6.60               6.67             7.49
- -------------------------------------------------------------------------------------------------------------
 Spread                                                          10.98%             10.28%            9.25%
- -------------------------------------------------------------------------------------------------------------

INVESTMENTS

         At year-end 1994, American General's $46 billion of assets included $31 billion of investments, principally supporting insurance and annuity liabilities.

FIXED MATURITY SECURITIES

         At year-end 1994, fixed maturity securities included $14.3 billion of corporate bonds, $10.0 billion of mortgage-backed securities (MBSs), $1.2 billion of bonds issued by governmental agencies, and $156 million of preferred stocks with mandatory redemption provisions.

         The average credit rating of the fixed maturity securities was AA- at year-end 1994, 1993, and 1992. Average ratings by category at December 31, 1994 were as follows:

                                                                                                    Average
In millions                                                  Fair Value                %             Rating
- -------------------------------------------------------------------------------------------------------------
Investment grade                                               $14,782                 58%           A
Mortgage-backed                                                 10,032                 39            AAA
Below investment grade                                             886                  3            BB-
- -------------------------------------------------------------------------------------------------------------
  Total fixed maturity securities                              $25,700                100%           AA-
- -------------------------------------------------------------------------------------------------------------

         INVESTMENT GRADE. Investment grade securities include bonds and preferred stock with mandatory redemption features and have credit ratings of BBB- or better.

         MORTGAGE-BACKED SECURITIES. MBSs at December 31 were invested as follows:

In millions                                                     1994*              1993*            1992
- -------------------------------------------------------------------------------------------------------------
CMOs                                                            $9,180            $10,167           $8,025
Pass-through securities                                            784                511              687
Commercial MBSs                                                     68                  -                -
- -------------------------------------------------------------------------------------------------------------
 Total MBSs                                                    $10,032            $10,678           $8,712
- -------------------------------------------------------------------------------------------------------------

*        Includes the effect of SFAS 115.

         Collateralized mortgage obligations (CMOs) are purchased to diversify the portfolio risk characteristics from primarily corporate credit risk to a mix of credit and cash flow risk. The majority of the CMOs in the company's investment portfolio have relatively low cash flow variability. In addition, virtually all CMOs in the portfolio have minimal credit risk because the underlying collateral is guaranteed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, or the Government National Mortgage Association. These CMOs offer stronger liquidity and higher yields than corporate debt securities of similar credit quality and expected average lives.

         The principal risks inherent in holding CMOs (as well as mortgage-backed, pass-through securities and other MBSs) are prepayment and extension risks arising from changes in market interest rates. In declining interest rate environments, the mortgages underlying the CMOs are prepaid more rapidly than anticipated, causing early repayment of the CMOs. In rising interest rate environments, the underlying mortgages are prepaid at a slower rate than anticipated, causing CMO principal repayments to be extended. Although early CMO repayments may result in acceleration of income from recognition of any unamortized discount, the proceeds typically are reinvested at lower current yields, resulting in a net reduction of future investment income. Proceeds from repayments of MBSs decreased from $2.7 billion in 1993 to $1.8 billion in 1994. Repayment of a lower amount is expected in 1995.

         The company manages this prepayment and extension risk by investing in CMO tranches that provide for greater stability of cash flows. The mix of CMO tranches at December 31 was as follows:

In millions                                                      1994*              1993*            1992
- -------------------------------------------------------------------------------------------------------------
Planned Amortization Class                                      $7,006            $ 6,516           $2,484
Z (Accrual)                                                        821                933            1,231
Sequential                                                         686              1,743            3,159
Target Amortization Class                                          656                952              961
Other                                                               11                 23              190
- -------------------------------------------------------------------------------------------------------------
 Total CMOs                                                     $9,180            $10,167           $8,025
- -------------------------------------------------------------------------------------------------------------

*        Includes the effect of SFAS 115.

         The Planned Amortization Class (PAC) tranche is structured to provide more certain cash flows to the investor and therefore is subject to less prepayment and extension risk than other CMO tranches. In general, the company's PACs are structured to provide average life stability for increases and decreases in interest rates of 100 to 200 basis points. PACs derive their stability from two factors: (1) early repayments are applied first to other tranches to preserve the PACs' originally scheduled cash flows as much as possible, and (2) cash flows applicable to other tranches are applied first to the PAC if the PACs' actual cash flows are received later than originally anticipated. To take advantage of PACs' lower prepayment and extension risks, the company began purchasing more PACs and fewer other CMO tranches in early 1992. As interest rates continued to decline during 1992 and 1993, the majority of the proceeds received from early repayments were reinvested in additional PACs, causing PACs to account for 70% of total MBSs at December 31, 1994.

         The Z tranche (also known as the Accrual class) defers all interest to another class until that class is paid down, at which time accumulated interest and principal are paid to the Z tranche. The prepayment and extension risk associated with a Sequential tranche can vary as interest rates fluctuate, since this tranche is not supported by other tranches. The Target Amortization Class tranche has protection similar to PACs in decreasing interest rate environments, but has minimal protection in increasing rate environments.


                         AMERICAN GENERAL CORPORATION

         The majority of the company's CMO portfolio is traded in the open market. As such, the company obtains market prices from outside vendors. Any security price not received from the vendor is obtained from the originating broker or, in rare circumstances, is internally calculated.

         BELOW INVESTMENT GRADE. Below investment grade securities include bonds and preferred stock with mandatory redemption provisions that have a credit rating below BBB-. Below investment grade bonds accounted for 2.8% of invested assets at year-end 1994, compared to 2.3% for 1993 and 2.5% for 1992. These percentages compare to the life insurance industry average of 3.8% at December 31, 1993, the latest date for which information is available. Net income from below investment grade bonds, including realized investment gains (losses), was $50 million in 1994, compared to $49 million in 1993 and $40 million in 1992.

         Bonds are deemed to be non-performing when the payment of interest is sufficiently uncertain as to preclude the accrual of interest. Non-performing bonds were 0.2% of total fixed maturity securities at year-end 1994 and 1993 and 0.5% at year-end 1992.

MORTGAGE LOANS

         Mortgage loans on real estate represented 8% of invested assets at December 31, 1994, down from 10% for 1993 and 13% for 1992. These declines reflect repayment of loans as a result of declining interest rates in 1992 and 1993 and the company's reduced emphasis on mortgage lending.

    Mortgage loan information at December 31 was as follows:

In millions                                                      1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Commercial                                                      $2,656             $2,997           $3,453
Residential                                                         84                133              303
Allowance for losses                                               (89)               (98)             (53)
- -------------------------------------------------------------------------------------------------------------
 Total mortgage loans                                           $2,651             $3,032           $3,703
- -------------------------------------------------------------------------------------------------------------
Foreclosures during the year                                    $   17             $   45           $   69
- -------------------------------------------------------------------------------------------------------------
Allowance for losses                                               3.2%               3.1%             1.4%
- -------------------------------------------------------------------------------------------------------------
Non-performing
 Delinquent (60+ days)                                             3.0%               2.2%             3.1%
 Restructured commercial loans                                     2.7                2.2              1.6
- -------------------------------------------------------------------------------------------------------------
  Total non-performing                                             5.7%               4.4%             4.7%
- -------------------------------------------------------------------------------------------------------------

         The increase in the percentage allowance for losses, as well as the percentage of non-performing loans in 1994, is due to the overall decrease in the portfolio.

         Otherwise performing commercial mortgage loans are placed on the company's watch list if they are delinquent 30-59 days, the borrower is in bankruptcy, or the loan is determined to be undercollateralized. At year-end 1994, $239 million of commercial mortgage loans were on the company's watch list, compared to $467 million at year-end 1993 and $188 million at year-end 1992. The decrease in the watch list since 1993 is primarily due to improving collateral values during 1994. The increase in the watch list amount from 1992 to 1993 is primarily due to a more active portfolio review and a tightening of standards for the identification of loans to be placed on the watch list. The mortgage loan review process consists of a formal annual review and an ongoing monitoring process. The loan reviews include analysis of collateral operating information, debt coverage ratios, and tenant data. While the watch list loans may be predictive of higher non-performing loans in the future, American General does not anticipate a significant effect on operations, liquidity, or capital from these loans.

         Non-performing mortgage loans include loans delinquent 60 days or more and commercial loans that have been restructured. Non-performing mortgage loans totaled $157 million at year-end 1994, compared to $137 million and $179 million at year-end 1993 and 1992, respectively. At year-end 1994, the average yield on restructured commercial mortgage loans was 7.9%.

         At year-end 1994, 5.8% of the commercial mortgage loan portfolio was non-performing, up from 4.4% and 5.0% at year-end 1993 and 1992, respectively. This portfolio continues to outperform the life insurance industry averages for non-performing commercial mortgage loans, which were 13.4% at September 30, 1994, and 13.9% and 14.1% at year-end 1993 and 1992, respectively.

POLICY LOANS

         Policy loans are policyholder borrowings against the cash surrender value of life insurance products that provide for cash accumulation benefits. Policy loans represented 4% of invested assets at year-end 1994, 1993, and 1992. Policy loan interest rates, which are contractually established, averaged 6.3% during 1994.

INVESTMENT REAL ESTATE

         Investment real estate at December 31 was as follows:

In millions                                                      1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Land development projects                                        $ 613              $ 642           $  653
American General Center, Houston                                   120                125              130
Income-producing real estate                                        96                189              282
Foreclosed real estate                                              56                 69              130
Allowance for losses                                              (321)              (253)            (129)
- -------------------------------------------------------------------------------------------------------------
 Total investment real estate                                    $ 564              $ 772           $1,066
- -------------------------------------------------------------------------------------------------------------

         The 1994 and 1993 decreases in income-producing and foreclosed real estate were due to sales. The increase in the allowance for losses over the past two years reflects declines in the net realizable value of certain real estate investments. While the value of any property may fluctuate with local market conditions, the net realizable value of the investment real estate portfolio, calculated in accordance with current generally accepted accounting principles, is at least equal to the value reflected in the financial statements. The adoption of a proposed accounting standard could change the carrying value of certain land development projects from net realizable value to fair value. The standard could require recognition of additional losses in the period of adoption; however, American General does not anticipate a significant effect on operations, liquidity, or capital.


                              1994 ANNUAL REPORT

         Pretax net realized losses on real estate investments, including sales and reserve increases, totaled $88 million, $170 million, and $74 million in 1994, 1993, and 1992, respectively.

         No new real estate investments are planned, except for commitments on existing land development projects and possible foreclosures. All foreclosed real estate is held for sale.

REALIZED INVESTMENT GAINS (LOSSES)

         Realized investment gains (losses) may vary significantly from year to year since the decision to sell investments is determined principally by considerations of investment timing and tax consequences. Realized investment gains (losses) can also result from early redemption of securities at the election of the issuer (calls) and changes in write-downs and reserves.

         Realized gains (losses) were as follows:

In millions                                                       1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Sales of fixed maturity securities                               $(150)(a)            $(6)             $(2)
Write-downs/reserve changes(b)                                    (123)              (298)            (155)
Calls of fixed maturity securities                                  29                129              102
Sales/calls of equity securities                                     9                123               61
Other                                                               63                 60               12
- -------------------------------------------------------------------------------------------------------------
 Total realized investment gains (losses)                        $(172)                $8              $18
- -------------------------------------------------------------------------------------------------------------

(a)      See discussion of capital gains offset program on page 17.
(b)      Primarily related to investment real estate.

CAPITAL REQUIREMENTS

         The overall financial strength of American General and its subsidiaries is based on consolidated shareholders' equity of $3.5 billion and is confirmed by strong ratings for both debt-paying and claims-paying ability.

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

         At year-end 1994, corporate capital includes $3.5 billion of shareholders' equity and $1.5 billion of corporate debt.

    The ratio of corporate debt to corporate capital, excluding the effect of SFAS 115, was 25% and 22% at year-end 1994 and 1993, respectively. This ratio increased to 35% at January 31, 1995 from the issuance of short-term debt to initially finance the Franklin Life acquisition. Management expects this ratio to decrease to approximately 27% by year-end 1995 as the company finalizes the permanent financing for the acquisition. Currently, the company expects to refinance 45% of the acquisition cost using various types of preferred stock.

         The company's current corporate debt ratings are as follows:

                                                 Commercial Paper                 Long-term Debt
- -------------------------------------------------------------------------------------------------------------
Standard & Poor's                               A-1+    (Highest)                  AA- (Strong)
Duff & Phelps                                   Duff 1+ (Highest)                  AA- (Strong)
Moody's                                         P-1     (Highest)                  A1  (Strong)
- -------------------------------------------------------------------------------------------------------------

         As a result of American General's announcement of the Franklin Life acquisition and its then outstanding merger offer to acquire Unitrin, Inc. (Unitrin) for an aggregate cost of $3.8 billion, two rating agencies downgraded the company's corporate long-term debt ratings from AA to AA- on November 30, 1994.

CONSUMER FINANCE SEGMENT

         The capital of American General's Consumer Finance segment varies directly with the amount of finance receivables outstanding. The capital mix of consumer finance debt and equity is based primarily upon maintaining leverage at a level that supports cost-effective funding.

         At year-end 1994, consumer finance capital was $8.3 billion, compared to $6.9 billion a year earlier, due to an increase in debt to support a $1.3 billion increase in finance receivables. The 1994 capital included $7.1 billion of consumer finance debt, which is not guaranteed by the parent company, and $1.2 billion of equity.

         The ratio of debt to tangible net worth (equity less goodwill and the effect of SFAS 115), a key measure of financial risk in the consumer finance industry, was 7.5 to 1 for the Consumer Finance segment at year-end 1994, 1993, and 1992. Management expects to maintain the current level of debt to tangible net worth.

         The current consumer finance debt ratings are as follows:

                                                 Commercial Paper                 Long-term Debt
- -------------------------------------------------------------------------------------------------------------
Standard & Poor's                               A-1+    (Highest)                  A+  (Strong)
Duff & Phelps                                   Duff 1+ (Highest)                        --
Moody's                                         P-1     (Highest)                  A1  (Strong)
- -------------------------------------------------------------------------------------------------------------

         During 1994, the consumer finance debt ratings were placed on rating watch lists with negative implications by one rating agency as a result of the company's $2.6 billion merger offer to acquire Unitrin. Subsequent to the expiration of the offer to acquire Unitrin on February 7, 1995, the rating agency confirmed the consumer finance debt ratings with no change.

RETIREMENT ANNUITIES AND LIFE INSURANCE SEGMENTS

         The amount of statutory equity required to support the business of American General's Retirement Annuities and Life Insurance segments is a function of three factors: (1) the quality of the assets invested to support insurance and annuity reserve liabilities; (2) the mortality risk of the life insurance in force; and (3) the interest-rate risk resulting from potential mismatching of asset and liability durations. Each of these items is a key factor in the NAIC's risk-based capital formula, used to evaluate the adequacy of a life insurance company's statutory equity (see Regulation, page 20).


                         AMERICAN GENERAL CORPORATION

         Rating agencies use the NAIC approach as one of the factors in determining an insurance company's claims-paying ability ratings. The company's target statutory equity for each of its life insurance and annuity subsidiaries is 250% of the Company Action Level RBC. At December 31, 1994, all of the company's life insurance and annuity subsidiaries had statutory equity equal to or in excess of this target. Franklin Life also has statutory equity in excess of this target.

         The current claims-paying ability ratings of the company's principal insurance and annuity subsidiaries are as follows:

                                                                                American
                                                                  American    General Life      Franklin
                                                     VALIC      General Life  and Accident        Life
- -------------------------------------------------------------------------------------------------------------
A.M. Best                                             A++            A++           A++             A+
Standard &  Poor's                                    AAA            AAA           AAA             AA
Duff & Phelps                                         AAA            AAA           --              AA+
Moody's                                               Aa2            Aa3           --              Aa3
- -------------------------------------------------------------------------------------------------------------

         During 1994, the claims-paying ability ratings of the above companies were placed on rating watch lists with negative implications by one or more rating agencies. The ratings watch was the result of the company's $2.6 billion merger offer to acquire Unitrin and the announcement of the Franklin Life acquisition. Subsequent to the expiration of the offer to acquire Unitrin on February 7, 1995, Standard & Poor's and Duff & Phelps confirmed the AAA ratings of the company's insurance and annuity subsidiaries. After completion of the acquisition of Franklin Life on January 31, 1995, each of the four rating agencies lowered Franklin Life's ratings by one level to the ratings indicated above. These actions are a result of American General's plan to reduce Franklin Life's statutory equity to 250% of the Company Action Level RBC to finance a portion of the acquisition.

LIQUIDITY

         American General's overall liquidity is based on strong cash flows from each of its business segments and its ability to borrow in both the long-term and short-term markets at competitive rates. American General believes that its overall sources of liquidity will continue to be sufficient to satisfy its foreseeable financial obligations.

PARENT COMPANY

         Operating cash flow for the parent company includes dividends from the business segments, partially offset by interest and other expenses not allocated to the segments.

         While the subsidiaries are restricted in the amount of dividends they may pay to the parent company as discussed in Note 14.2, these restrictions are not expected to affect the ability of the parent company to meet its cash obligations in 1995.

         During 1994, operating cash flow of the parent company of $410 million was used to pay dividends to shareholders, to buy back common stock, and to pay interest on corporate debt.

RETIREMENT ANNUITIES AND LIFE INSURANCE SEGMENTS

         In 1994, the Retirement Annuities and Life Insurance segments generated $2.5 billion of cash, composed of $1.3 billion from operations and $1.2 billion from the net increase in policyholder fixed account deposits. This compares to total cash generated of $3.1 billion in 1993 and $3.0 billion in 1992. The decrease was primarily a result of higher withdrawals and lower deposits related to fixed accounts and transfers to Separate Accounts by policyholders of the Retirement Annuities segment seeking higher returns in equity-based investments.

         The major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities, and dividends paid to the parent company. These segments paid dividends to the parent company of $367 million in 1994, compared to $506 million in 1993 and $408 million in 1992.

         The Retirement Annuities segment and the Life Insurance segment, including Franklin Life, are expected to pay dividends to the parent company in 1995.

CONSUMER FINANCE SEGMENT

         Operating cash flow for the Consumer Finance segment includes net income adjusted for non-cash expenses such as the amortization of intangible assets and the provision for finance receivable losses. In 1994, operating cash flow totaled $511 million, an increase from $479 million and $365 million in 1993 and 1992, respectively.

         The 1994 operating cash flow, coupled with net proceeds from increased debt, generated total cash flow of $1.8 billion, compared to $833 million in 1993 and $602 million in 1992. This cash was used to fund the net increase in receivables and to pay dividends to the parent company. Dividends paid to the parent company totaled $140 million in 1994, compared to $163 million in 1993 and $137 million in 1992. Dividend levels are adjusted to maintain consumer finance leverage (ratio of debt to tangible net worth) at 7.5 to 1.

         Operating cash flow and access to money and capital markets, resulting from strong debt and commercial paper ratings, are expected to satisfy 1995 cash requirements, including long-term debt maturities.

CREDIT FACILITIES

         During 1994, the company entered into two new unsecured committed credit facilities with 47 banks totaling $2.5 billion. These facilities replaced existing bank credit facilities of equal amount. At December 31, 1994, committed credit facilities totaled $3.0 billion. On January 31, 1995, one of these facilities was increased by $1.3 billion to facilitate the Franklin Life acquisition and to support increases in Consumer Finance receivables. As a result, American General and its subsidiaries currently maintain committed credit facilities totaling $4.3 billion with 54 domestic and foreign banks. While the principal purpose of these facilities is to support the issuance of commercial paper, they also provide an additional source of cash to American General and its subsidiaries.


                              1994 ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME

American General Corporation

For the Years Ended December 31,

In millions, except per share data


                                                                                         1994          1993          1992
- -----------------------------------------------------------------------------------------------------------------------------
REVENUES                Premiums and other considerations                              $ 1,210      $  1,252       $  1,213
                        Net investment income                                            2,493         2,437          2,327
                        Finance charges                                                  1,248         1,083            994
                        Realized investment gains (losses)                                (172)            8             18
                        Other                                                               62            49             50
                        -----------------------------------------------------------------------------------------------------
                           Total revenues                                                4,841         4,829          4,602
- -----------------------------------------------------------------------------------------------------------------------------
BENEFITS AND            Insurance and annuity benefits                                   2,224         2,311          2,198
EXPENSES                Operating costs and expenses                                     1,075           970            986
                        Provision for finance receivable losses                            214           163            135
                        Write-down of acquisition-related goodwill                           -           300              -
                        Interest expense
                           Corporate                                                       110           108            116
                           Consumer Finance                                                416           375            392
                        -----------------------------------------------------------------------------------------------------
                              Total benefits and expenses                                4,039         4,227          3,827
- -----------------------------------------------------------------------------------------------------------------------------
EARNINGS                Income before income tax expense and
                           cumulative effect of accounting changes                         802           602            775
                        -----------------------------------------------------------------------------------------------------
                        Income tax expense
                           Excluding tax rate related adjustment                           289           322            242
                           Tax rate related adjustment                                       -            30              -
                        -----------------------------------------------------------------------------------------------------
                              Total income tax expense                                     289           352            242
                        -----------------------------------------------------------------------------------------------------
                        Income before cumulative effect of accounting changes              513           250            533
                        Cumulative effect of accounting changes                              -           (46)             -
                        -----------------------------------------------------------------------------------------------------
                              Net income                                               $   513      $    204       $    533
- -----------------------------------------------------------------------------------------------------------------------------
SHARE DATA              Income before cumulative effect of accounting changes          $  2.45      $   1.15       $   2.45
                        Cumulative effect of accounting changes                              -          (.21)             -
                        -----------------------------------------------------------------------------------------------------
                              Net income per share                                     $  2.45      $    .94       $   2.45
                        -----------------------------------------------------------------------------------------------------
                        See Notes to Financial Statements.



                         AMERICAN GENERAL CORPORATION

CONSOLIDATED BALANCE SHEET

American General Corporation

At December 31,

In millions, except share amounts


                                                                                         1994          1993          1992
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS                  Investments
                           Fixed maturity securities
                              Fair value (amortized cost: $27,087; $24,885)            $25,700      $ 26,479       $      -
                              Amortized cost (fair value: $22,509)                           -             -         21,308
                           Mortgage loans on real estate                                 2,651         3,032          3,703
                           Equity securities (cost: $202; $182; $273)                      224           233            390
                           Policy loans                                                  1,197         1,156          1,081
                           Investment real estate                                          564           772          1,066
                           Other long-term investments                                     152           137            231
                           Short-term investments                                          209            67             35
                        -----------------------------------------------------------------------------------------------------
                              Total investments                                         30,697        31,876         27,814
                        -----------------------------------------------------------------------------------------------------
                        Cash                                                                45             6             17
                        Finance receivables, net                                         7,694         6,390          6,038
                        Investment in Western National Corporation                         274             -              -
                        Deferred policy acquisition costs                                2,731         1,637          2,083
                        Acquisition-related goodwill                                       597           618            937
                        Other assets                                                     1,356         1,358          1,446
                        Assets held in Separate Accounts                                 2,901         2,097          1,407
                        -----------------------------------------------------------------------------------------------------
                              Total assets                                             $46,295      $ 43,982       $ 39,742
- -----------------------------------------------------------------------------------------------------------------------------
LIABILITIES             Insurance and annuity liabilities                              $29,623      $ 27,239       $ 24,736
                        Debt (short-term)
                           Corporate ($639; $312; $379)                                  1,475         1,257          1,371
                           Real Estate ($361; $414; $569)                                  361           429            616
                           Consumer Finance ($2,777; $1,824; $1,930)                     7,090         5,843          5,484
                        Income tax liabilities                                             721         1,241            756
                        Other liabilities                                                  620           739            756
                        Liabilities related to Separate Accounts                         2,901         2,097          1,407
                        -----------------------------------------------------------------------------------------------------
                              Total liabilities                                         42,791        38,845         35,126
- -----------------------------------------------------------------------------------------------------------------------------
REDEEMABLE
EQUITY                  Common stock subject to put contracts                               47             -              -
- -----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'           Common stock (shares issued: 220,122,120;
EQUITY                     outstanding: 203,051,907; 214,157,548; 216,257,062)             364           365            368
                        Net unrealized gains (losses) on securities                       (935)          709             88
                        Retained earnings                                                4,495         4,229          4,263
                        Cost of treasury stock                                            (467)         (166)          (103)
                        -----------------------------------------------------------------------------------------------------
                              Total shareholders' equity                                 3,457         5,137          4,616
                        -----------------------------------------------------------------------------------------------------
                              Total liabilities and equity                             $46,295      $ 43,982       $ 39,742
                        -----------------------------------------------------------------------------------------------------
                        See Notes to Financial Statements.



                              1994 ANNUAL REPORT

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

American General Corporation

For the Years Ended December 31,

In millions, except per share data

                                                                                         1994          1993          1992
- -----------------------------------------------------------------------------------------------------------------------------
COMMON                  Balance at beginning of year                                   $   365      $    368       $  1,894
STOCK                   Treasury shares issued and other                                    (1)           (3)             7
                        Treasury shares issued for two-for-one stock split                   -             -         (1,533)
                        -----------------------------------------------------------------------------------------------------
                        Balance at end of year                                             364           365            368
- -----------------------------------------------------------------------------------------------------------------------------
NET UNREALIZED          Balance at beginning of year                                       709            88             70
GAINS (LOSSES)          Change during year                                              (1,644)          (55)            18
ON SECURITIES           Effect of accounting change                                          -           676              -
                        -----------------------------------------------------------------------------------------------------
                        Balance at end of year                                            (935)          709             88
- -----------------------------------------------------------------------------------------------------------------------------
RETAINED                Balance at beginning of year                                     4,229         4,263          3,959
EARNINGS                Net income                                                         513           204            533
                        Dividends paid (per share: $1.16; $1.10; $1.04)                   (243)         (238)          (226)
                        Other                                                               (4)            -             (3)
                        -----------------------------------------------------------------------------------------------------
                        Balance at end of year                                           4,495         4,229          4,263
- -----------------------------------------------------------------------------------------------------------------------------
COST OF                 Balance at beginning of year                                      (166)         (103)        (1,594)
TREASURY                Purchases on the open market                                      (262)          (78)           (47)
STOCK                   Shares subject to put contracts, net of premiums received          (43)            -              -
                        Other, net                                                           4            15              5
                        Treasury shares issued for two-for-one stock split                   -             -          1,533
                        -----------------------------------------------------------------------------------------------------
                        Balance at end of year                                            (467)         (166)          (103)
- -----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'
EQUITY                     Total shareholders' equity at end of year                   $ 3,457      $  5,137       $  4,616
                        -----------------------------------------------------------------------------------------------------
                        See Notes to Financial Statements.
- -----------------------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENT OF STOCK ACTIVITY

American General Corporation

For the Years Ended December 31,

In thousands of shares

                                                                                         1994          1993          1992
- -----------------------------------------------------------------------------------------------------------------------------
COMMON                  Balance at beginning of year                                   220,122       220,122        169,753
SHARES                  Conversion of convertible securities                                 -             -             59
ISSUED                  Two-for-one stock split                                              -             -         50,310
                        -----------------------------------------------------------------------------------------------------
                        Balance at end of year                                         220,122       220,122        220,122
- -----------------------------------------------------------------------------------------------------------------------------
TREASURY                Balance at beginning of year                                    (5,964)       (3,865)       (60,922)
SHARES                  Purchases on the open market                                    (9,536)       (2,655)          (996)
                        Shares subject to put contracts                                 (1,700)            -              -
                        Issuance under employee benefit plans                              130           556            235
                        Two-for-one stock split                                              -             -         57,818
                        -----------------------------------------------------------------------------------------------------
                        Balance at end of year                                         (17,070)       (5,964)        (3,865)
- -----------------------------------------------------------------------------------------------------------------------------
OUTSTANDING
SHARES                  Outstanding at end of year                                     203,052       214,158        216,257
                        -----------------------------------------------------------------------------------------------------
                        See Notes to Financial Statements.
- -----------------------------------------------------------------------------------------------------------------------------



                         AMERICAN GENERAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

American General Corporation

For the Years Ended December 31,
In millions

                                                                                         1994          1993          1992
- -----------------------------------------------------------------------------------------------------------------------------
OPERATING               Income before cumulative effect of
ACTIVITIES                 accounting changes                                          $   513      $    250       $    533
                        Reconciling adjustments to net cash provided
                           by operating activities
                              Insurance and annuity liabilities                          1,007         1,012            932
                              Deferred policy acquisition costs                           (124)         (192)          (164)
                              Provision for finance receivable losses                      214           163            135
                              Realized investment (gains) losses                            49          (306)          (173)
                              Investment write-downs and reserves                          123           298            155
                              Write-down of acquisition-related goodwill                     -           300              -
                              Other, net                                                  (282)          176           (129)
                        -----------------------------------------------------------------------------------------------------
                                 Net cash provided by operating activities               1,500         1,701          1,289
- -----------------------------------------------------------------------------------------------------------------------------
INVESTING               Investment purchases                                            (7,239)       (9,499)        (7,696)
ACTIVITIES              Investment calls, maturities, and sales                          5,566         6,984          5,172
                        Finance receivable originations or acquisitions                 (5,827)       (4,320)        (3,687)
                        Finance receivable principal payments received                   4,323         3,797          3,302
                        Investment in Western National Corporation                        (274)            -              -
                        Proceeds from sale of subsidiary                                    95             -              -
                        Other, net                                                        (205)         (151)           (69)
                        -----------------------------------------------------------------------------------------------------
                              Net cash used for investing activities                    (3,561)       (3,189)        (2,978)
- -----------------------------------------------------------------------------------------------------------------------------
FINANCING               Retirement Annuities and Life Insurance
ACTIVITIES                 Policyholder account deposits                                 2,583         2,656          2,468
                           Policyholder account withdrawals                             (1,345)         (934)          (737)
                        -----------------------------------------------------------------------------------------------------
                              Total Retirement Annuities and Life Insurance              1,238         1,722          1,731
                        -----------------------------------------------------------------------------------------------------
                        Consumer Finance
                           Net increase (decrease) in short-term debt                      953          (106)          (529)
                           Long-term debt issuances                                      1,136         1,005          1,034
                           Long-term debt redemptions                                     (846)         (545)          (268)
                        -----------------------------------------------------------------------------------------------------
                              Total Consumer Finance                                     1,243           354            237
                        -----------------------------------------------------------------------------------------------------
                        Corporate
                           Net increase (decrease) in short-term debt
                              Corporate                                                    327          (214)           (18)
                              Real Estate                                                  (55)         (156)           (17)
                           Long-term debt issuances                                        100           100              1
                           Long-term debt redemptions                                     (247)          (31)            (2)
                           Dividend payments                                              (243)         (238)          (226)
                           Common share purchases                                         (264)          (72)           (47)
                           Other, net                                                        1            12              8
                        -----------------------------------------------------------------------------------------------------
                              Total Corporate                                             (381)         (599)          (301)
                        -----------------------------------------------------------------------------------------------------
                                 Net cash provided by financing activities               2,100         1,477          1,667
- -----------------------------------------------------------------------------------------------------------------------------
NET CHANGE              Net increase (decrease) in cash                                     39           (11)           (22)
IN CASH                 Cash at beginning of year                                            6            17             39
                        -----------------------------------------------------------------------------------------------------
                                 Cash at end of year                                   $    45      $      6       $     17
                        -----------------------------------------------------------------------------------------------------
                        See Notes to Financial Statements.
- -----------------------------------------------------------------------------------------------------------------------------

                              1994 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES

1.1   PREPARATION OF FINANCIAL STATEMENTS

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of American General Corporation ("American General" or "the company") and its subsidiaries. All material intercompany transactions have been eliminated in consolidation. To conform with the 1994 presentation, certain items in the prior years' financial statements and notes have been reclassified.

1.2   ACCOUNTING CHANGES

         CURRENT YEAR. During 1994, the company adopted Statement of Financial Accounting Standards (SFAS) 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," and SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS 118 requires disclosures about the recorded investment in certain impaired loans and the recognition of related interest income (see Note 3.5). SFAS 119 requires additional disclosures about derivative financial instruments and amends existing fair value disclosure requirements (see Notes 12 and 13). These standards do not impact the consolidated financial statements.

         PRIOR YEAR. Effective January 1, 1993, the company adopted the following accounting standards:

         SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," resulted in a one-time reduction of net income of $45 million ($68 million pretax) or $.21 per share. This standard requires accrual of a liability for postretirement benefits other than pensions.

         SFAS 109, "Accounting for Income Taxes," resulted in a one-time increase of net income of $8 million or $.04 per share. This standard changes the way income tax expense is determined for financial reporting purposes.

         SFAS 112, "Employers' Accounting for Postemployment Benefits," resulted in a one-time reduction of net income of $9 million ($14 million pretax) or $.04 per share. This standard requires accrual of a liability for benefits provided to employees after employment but before retirement.

         SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," requires that reinsurance receivables and prepaid reinsurance premiums be reported as assets, rather than netted against the related insurance liabilities. This standard does not have a material impact on the consolidated financial statements.

         SFAS 114, "Accounting by Creditors for Impairment of a Loan," requires that certain impaired loans be reported at the present value of expected future cash flows, the loan's observable market price, or the fair value of underlying collateral. This standard does not have a material impact on the consolidated financial statements.

         At December 31, 1993, the company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard requires that debt and equity securities be carried at fair value unless the company has the positive intent and ability to hold these investments to maturity. Debt and equity securities must be classified into one of three categories: (1) held-to-maturity, (2) available-for-sale, or (3) trading securities. At December 31, 1993, the company classified all debt and equity securities as available-for-sale and recorded net unrealized gains on securities of $676 million to shareholders' equity. Rising interest rates during 1994 caused a decrease in the fair value of the company's available-for-sale fixed maturity securities. As a result, shareholders' equity included net unrealized losses on these securities of $950 million at December 31, 1994.

1.3   INVESTMENTS

         FIXED MATURITY AND EQUITY SECURITIES. Effective with the adoption of SFAS 115, management determines the appropriate classification of fixed maturity and equity securities at the time of purchase and re-evaluates such designation at each balance sheet date. All fixed maturity and equity securities currently are classified as available-for-sale and recorded at fair value. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in net unrealized gains (losses) on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its net realizable value, and the reduction is recorded as a realized loss.

         Before adoption of SFAS 115, the company reported fixed maturity securities in accordance with then-existing accounting standards. Fixed maturity securities were considered held for investment purposes and were carried at amortized cost, adjusted for declines considered other than temporary and for possible uncollectible amounts.


                         AMERICAN GENERAL CORPORATION

         MORTGAGE LOANS. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans, consisting of loans delinquent 60 days or more and restructured commercial loans. The allowance also covers loans about which there is a concern based on management's assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

         Impaired loans, those for which the company determines that it probably will not collect all amounts due under the contractual terms, are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated costs to sell.

         POLICY AND OTHER LOANS. Policy and other loans are reported at unpaid principal balance and adjusted periodically for any differences between face value and unpaid principal balance, and for possible uncollectible amounts.

         INVESTMENT REAL ESTATE. Real estate held for development and sale is reported at the lower of cost or estimated net realizable value. Cost includes land acquisition and development costs, indirect costs related to development, and interest and property taxes incurred during the development period. The estimated net realizable value is based on future projections of sales and costs to complete, hold, and dispose of the property, discounted at the cost of capital, calculated by dividing debt interest cost by the average of the aggregate of equity capital and debt.

         Real estate held for investment is reported at cost, less accumulated depreciation. All foreclosures and other income properties that are considered held for sale are reported at the lower of cost (less accumulated depreciation) or fair value, less estimated costs to sell. Such fair value is determined through third-party appraisals, the observable market price, or by discounting expected cash flows at market rates.

         When the net realizable value of real estate held for development and sale or the fair value of real estate held for sale is less than the carrying value, the deficiency is recognized as a realized loss through a valuation allowance specifically identified with the associated real estate asset.

         INVESTMENT INCOME. Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

         REALIZED INVESTMENT GAINS (LOSSES). Realized investment gains (losses) are recognized using the specific identification method and include declines in fair value of investments below cost that are considered other than temporary.

1.4   FINANCE RECEIVABLES

         FINANCE CHARGES. Finance charges on discounted receivables and interest on interest-bearing receivables are recognized as revenue using the interest method. The accrual of revenue is suspended when contractual payments are not received for four consecutive months for loans and retail sales contracts, and for six months for private label and credit cards. Extension fees and late charges are recognized as revenue when received. Non-refundable points and fees on loans are recognized using the interest method over the lesser of the contractual term or the expected life based upon prepayment experience. If a loan is prepaid before all fees are recognized, any remaining fees are recognized as revenue at the date of prepayment.

         LOSSES ON FINANCE RECEIVABLES. The company's policy is to charge off consumer loan accounts (except where secured by real estate), private label, and credit card accounts for which minimal or no collections were made in the prior six-month period. Retail sales contracts are charged off when four monthly installments are past due. For loans secured by real estate, foreclosure proceedings are instituted when four monthly installments are past due.

         The allowance for losses on finance receivables is based on experience with charge offs, delinquency, and liquidation and is maintained at an amount considered adequate to absorb losses in the portfolio based on current conditions and economic trends.

1.5   LOAN ORIGINATION FEES AND COSTS

         Fees charged to a borrower and direct costs incurred in originating a finance receivable or mortgage loan are deferred and amortized over the lesser of the contractual term or the estimated life of the loan. The deferred amounts are included in the carrying value of the related loans.

1.6   DEFERRED POLICY ACQUISITION COSTS (DPAC)

         The costs of writing an insurance policy, including agents' commissions and underwriting and marketing expenses, are deferred, capitalized, and included in the DPAC asset. The cost assigned to certain acquired subsidiaries' insurance contracts in force at the acquisition date, referred to as the cost of insurance purchased (CIP), also is included in DPAC.

         DPAC associated with interest-sensitive life and insurance investment contracts is charged to expense in relation to the estimated gross profits of those contracts, including realized investment gains or losses. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. CIP is charged to expense using the same assumptions used to amortize DPAC. Interest is accreted on the unamortized balance of CIP at rates of 7.2% to 8.5%.

         Under SFAS 115, DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date.




                              1994 ANNUAL REPORT

Net unrealized gains (losses) on securities within shareholders' equity is also reduced to reflect this adjustment.

         The company reviews the carrying value of DPAC on at least an annual basis. For interest-sensitive life and insurance investment contracts, the company considers estimated future gross profit margins in determining whether the carrying value of DPAC is appropriate; for other insurance contracts, the company considers estimated future premiums. In all cases, the company considers expected mortality, interest earned and credited rates, persistency, and expenses. The reported value and remaining life of DPAC are considered appropriate.

1.7   ACQUISITION-RELATED GOODWILL

         Acquisition-related goodwill is charged to expense in equal amounts, generally over 20 or 40 years. The carrying value of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the subsidiary approximating fair value. The company determines the subsidiary's fair value based on an independent appraisal.

         In 1993, the company recorded a non-cash charge of $300 million to reduce acquisition-related goodwill. The principal source of this goodwill was the $1.2 billion acquisition of the Gulf United insurance operations in 1984. The write-down was the result of a strategic review completed in fourth quarter 1993 of certain life insurance operations by management and outside advisors, which indicated the book value of these subsidiaries exceeded fair value.

    At December 31, 1994, the reported value and the remaining life of acquisition-related goodwill are considered appropriate.

1.8   SEPARATE ACCOUNTS

         Separate Accounts are assets and liabilities associated with certain contracts, principally annuities. The investment risk lies solely with the holder of the contract rather than the company. Consequently, the insurer's liability for these accounts equals the value of the account assets. Investment income and realized investment gains (losses) of the Separate Accounts are excluded from the consolidated statement of income. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

1.9   INSURANCE AND ANNUITY LIABILITIES

         Substantially all of the company's insurance and annuity liabilities relate to long-duration contracts, which generally require performance over a period of more than one year, and include traditional whole life, endowment, guaranteed renewable term life, guaranteed renewable health, interest-sensitive life, limited payment, and insurance investment contracts. The contract provisions generally cannot be changed or cancelled by the company during the contract period. For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. In establishing reserves for other types of long-duration contracts, an estimate is made of the cost of future policy benefits to be paid as a result of present and future claims due to death, disability, surrender of a policy, or payment of an endowment. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 1.9% to 13.5% at December 31, 1994.

1.10   PREMIUM RECOGNITION

         Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenues. Revenues for these contracts consist of the mortality, expense, and surrender charges assessed against the account balance. Policy charges that are designed to compensate the company for future services are deferred and recognized in income over the period benefitted, using the same assumptions used to amortize DPAC (see Note 1.6).

         For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in income in a constant relationship to insurance in force. For all other long-duration contracts, premiums are recognized when due.

1.11   REINSURANCE

         The company's insurance subsidiaries are routinely involved in reinsurance transactions. Ceded reinsurance becomes a liability of the reinsurer that assumes the risk. The company's insurance subsidiaries diversify their risk of exposure to reinsurance loss by using several reinsurers and entering into reinsurance transactions with life reinsurers that have strong claims-paying ability ratings. The maximum retention on one life (in the case of individual life insurance) is $1.5 million. If the reinsurer could not meet its obligations, American General's insurance subsidiaries would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the company's insurance subsidiaries is considered to be remote.

         Amounts paid or deemed to have been paid in connection with ceded reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is recognized over the life of the underlying


                         AMERICAN GENERAL CORPORATION
reinsured policies using assumptions consistent with those used to account for the underlying policies.

        Reinsurance premiums included in premiums and other considerations were as follows:

In millions                                                     1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Direct premiums and other
 considerations                                                 $1,254             $1,262           $1,227
Reinsurance assumed                                                 52                 38               32
Reinsurance ceded                                                  (96)               (48)             (46)
- -------------------------------------------------------------------------------------------------------------
 Premiums and other
  considerations                                                $1,210             $1,252           $1,213
- -------------------------------------------------------------------------------------------------------------

         Reinsurance recoveries on ceded reinsurance contracts were $74 million and $52 million during 1994 and 1993, respectively. The amount of reinsurance recoverable on paid and unpaid losses was not material at December 31, 1994 or 1993.

1.12   INTEREST CAPITALIZED OR PAID

         Essentially all interest incurred on real estate investment properties under development is capitalized until the property is substantially complete and ready for its intended use. Interest capitalized was $18 million, $15 million, and $21 million, in 1994, 1993, and 1992, respectively.

         Interest paid, excluding interest capitalized, was as follows:


In millions                                                      1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Corporate and Real Estate                                         $115               $142             $121
Consumer Finance                                                   407                379              386
- -------------------------------------------------------------------------------------------------------------


1.13   INCOME TAXES

         Beginning in 1993, income taxes are provided in accordance with SFAS
109. Under this standard, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. Under SFAS 109, state income taxes, previously reported in operating costs and expenses, are included in income tax expense.

         A valuation allowance for deferred tax assets is provided if all or some portion of the deferred tax asset may not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. A change related to fluctuations in fair value of available-for-sale fixed maturity securities is included in unrealized gains (losses) in shareholders' equity.

         Before 1993, the company recognized deferred taxes on timing differences between financial reporting income and taxable income. Deferred tax liabilities were not adjusted for tax rate changes.

1.14   EARNINGS PER SHARE

         Earnings per share are computed by dividing earnings by average outstanding common shares. Common shares include common share equivalents from the assumed exercise of stock options and put contracts. The average common shares used to compute earnings per share were 209,420,486 in 1994; 216,578,836 in 1993; and 217,704,620 in 1992.

2.  ACQUISITIONS AND DIVESTITURES

2.1   WESTERN NATIONAL CORPORATION

         On December 23, 1994, the company acquired a 40% interest in Western National Corporation (WNC), the holding company of Western National Life Insurance Company, through the acquisition of 24,947,500 shares of WNC common stock for $274 million in cash. WNC sells annuity products in 46 states and the District of Columbia. For accounting purposes, the acquisition was recorded on an equity basis, using the purchase method. The purchase price was approximately $106 million greater than the underlying net assets of WNC. This amount has been allocated to WNC's individual assets and liabilities based on their fair values as of the acquisition date, and will be amortized into income over the lives of the specific assets or liabilities. Approximately $94 million of the difference is attributed to goodwill, which will be amortized on a straight-line basis over 20 years. The company's equity in the operating results of WNC for the period subsequent to the acquisition date did not have a material impact on the 1994 consolidated statement of income. At December 31, 1994, the fair value of the WNC shares held was $321 million.

2.2   THE FRANKLIN LIFE INSURANCE COMPANY

         On January 31, 1995, the company acquired American Franklin Company
(AFC), the holding company of The Franklin Life Insurance Company, pursuant to a stock purchase agreement dated as of November 29, 1994, between the company and American Brands, Inc. The purchase price was $1.17 billion, consisting of $920 million in cash paid at closing and a $250 million cash dividend paid by AFC to American Brands, Inc. prior to closing. At closing, the transaction was financed by short-term floating-rate debt. It is expected that permanent financing will consist of a mix of short-term floating-rate debt, long-term fixed-rate debt, and preferred stock. This acquisition will be accounted for using the purchase method.

2.3   LIFE INSURANCE COMPANIES HELD FOR SALE

         On August 31, 1994, the company completed the sale of American-Amicable Life Insurance Company of Texas to PennCorp Financial Group, Inc., and announced that the sale of Financial Life Assurance Company of Canada was no longer under discussion due to adverse developments in the Canadian life insurance market. At December 31, 1993, the net assets of these companies were reported in other assets. At December 31, 1994, the assets and liabilities of Financial Life Assurance Company of Canada were reported in the appropriate balance sheet categories.




                              1994 ANNUAL REPORT

3.  INVESTMENTS

3.1   INVESTMENT INCOME

         Income by type of investment was as follows:


In millions                                                     1994               1993             1992
- -------------------------------------------------------------------------------------------------------------
Fixed maturity securities                                       $2,099             $2,005           $1,836
Mortgage loans on real estate                                      296                357              412
Other investments                                                  185                195              209
- -------------------------------------------------------------------------------------------------------------
 Gross investment income                                         2,580              2,557            2,457
- -------------------------------------------------------------------------------------------------------------
Investment expense - real estate                                    65                102              113
Investment expense - other                                          22                 18               17
- -------------------------------------------------------------------------------------------------------------
  Total investment expense                                          87                120              130
- -------------------------------------------------------------------------------------------------------------
    Net investment income                                       $2,493             $2,437           $2,327
- -------------------------------------------------------------------------------------------------------------

         The carrying value of investments that produced no investment income during 1994 totaled $258 million, or less than 1% of total invested assets. The ultimate disposition of these assets is not expected to have a material effect on American General's consolidated financial position.

3.2   REALIZED INVESTMENT GAINS (LOSSES)

         Net realized investment gains (losses) were as follows:

In millions                                                      1994              1993             1992
- -------------------------------------------------------------------------------------------------------------
Fixed maturity securities
 Gross gains                                                       $46               $201             $128
 Gross losses                                                     (175)               (59)             (37)
- -------------------------------------------------------------------------------------------------------------
 Total fixed maturity
  securities                                                      (129)               142               91
- -------------------------------------------------------------------------------------------------------------
Equity securities
 Gross gains                                                        14                127               61
 Gross losses                                                       (6)                (6)              (6)
- -------------------------------------------------------------------------------------------------------------
 Total equity securities                                             8                121               55
- -------------------------------------------------------------------------------------------------------------
Mortgage loans on real estate                                       (5)               (69)             (34)
Investment real estate                                             (88)              (170)             (74)
Other                                                               42                (16)             (20)
- -------------------------------------------------------------------------------------------------------------
 Realized investment gains (losses)                               (172)                 8               18
 Income tax expense (benefit)                                      (58)                 2                9
- -------------------------------------------------------------------------------------------------------------
  Net realized investment gains (losses)                         $(114)             $   6            $   9
- -------------------------------------------------------------------------------------------------------------

3.3  FIXED MATURITY AND EQUITY SECURITIES

         VALUATION. At December 31, 1994 and 1993, all fixed maturity and equity securities were classified as available-for-sale and reported at fair value. At December 31, 1992, fixed maturity securities were classified as held-to-maturity and reported at amortized cost. Fair value and amortized cost at December 31 were as follows:

                                                               Gross                  Gross
                                  Amortized Cost         Unrealized Gains       Unrealized Losses          Fair Value
                            ------------------------   -------------------     --------------------   ------------------------
In millions                   1994     1993     1992   1994   1993    1992     1994     1993   1992   1994    1993     1992
- ------------------------------------------------------------------------------------------------------------------------------
Fixed maturity securities:
 Corporate bonds
  Investment grade          $13,996  $12,207  $10,767  $154  $1,021  $  680  $  (718) $  (25) $(41) $13,432 $13,203  $11,406
  Below investment grade        904      707      704    15      42      21      (60)     (6)  (12)     859     743      713
 Mortgage-backed             10,774   10,217    8,712    64     536     481     (806)    (75)  (18)  10,032  10,678    9,175
 U.S. government                306      882      292    10      49      28       (4)    (12)    -      312     919      320
 Foreign governments            604      565      557     3      37      36      (40)     (1)   (1)     567     601      592
 States/political
  subdivisions                  336      180      156    14      22      24       (8)      -     -      342     202      180
 Redeemable preferred
  stocks                        167      127      120     2       6       5      (13)      -    (2)     156     133      123
- ------------------------------------------------------------------------------------------------------------------------------
   Total fixed maturity
    secutities              $27,087  $24,885  $21,308  $262  $1,713  $1,275  $(1,649)  $(119) $(74) $25,700 $26,479  $22,509
- ------------------------------------------------------------------------------------------------------------------------------
Equity securities           $   202  $   182  $   273  $ 29  $   53  $  119  $    (7)  $  (2) $ (2) $   224 $   233  $   390
- ------------------------------------------------------------------------------------------------------------------------------


         MATURITIES. The contractual maturities of fixed maturity securities at December 31, 1994 were as follows:

                                                                         Amortized            Fair
In millions                                                                 Cost              Value
- ------------------------------------------------------------------------------------------------------------
Fixed maturity securities, excluding
 mortgage-backed securities
  Due in one year or less                                                  $   138           $   140
  Due after one year through five years                                      2,413             2,408
  Due after five years through ten years                                     8,880             8,462
  Due after ten years                                                        4,882             4,658
Mortgage-backed securities                                                  10,774            10,032
- ------------------------------------------------------------------------------------------------------------
   Total fixed maturity securities                                         $27,087           $25,700
- ------------------------------------------------------------------------------------------------------------


         Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Corporate requirements and investment strategies may result in the sale of investments before maturity.




                         AMERICAN GENERAL CORPORATION

3.4   UNREALIZED GAINS (LOSSES) ON SECURITIES

         Net unrealized gains (losses) on fixed maturity and equity securities included in shareholders' equity at December 31 were as follows:

In millions                                                       1994              1993              1992
- ------------------------------------------------------------------------------------------------------------
Gross unrealized gains                                         $   291             $1,766             $119
Gross unrealized losses                                         (1,656)              (121)              (2)
DPAC and other fair value adjustments                              401               (554)               -
Deferred federal income taxes                                       29               (382)             (29)
- ------------------------------------------------------------------------------------------------------------
  Net unrealized gains (losses) on securities                  $  (935)            $  709             $ 88
- ------------------------------------------------------------------------------------------------------------

3.5   MORTGAGE LOANS ON REAL ESTATE

         Diversification. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:


In millions                                                      1994               1993             1992
- ------------------------------------------------------------------------------------------------------------
Geographic distribution
 Atlantic                                                       $1,086             $1,181           $1,348
 Pacific and Mountain                                              844                940            1,066
 Central                                                           810              1,009            1,342
 Allowance for losses                                              (89)               (98)             (53)
- ------------------------------------------------------------------------------------------------------------
  Total                                                         $2,651             $3,032           $3,703
- ------------------------------------------------------------------------------------------------------------
Property type
 Office                                                         $  925             $  994           $1,056
 Retail                                                            890              1,038            1,229
 Industrial                                                        444                531              606
 Apartments                                                        298                334              437
 Residential and other                                             183                233              428
 Allowance for losses                                              (89)               (98)             (53)
- ------------------------------------------------------------------------------------------------------------
  Total                                                         $2,651             $3,032           $3,703
- ------------------------------------------------------------------------------------------------------------

         IMPAIRED LOANS. Impaired mortgage loans on real estate and related interest income were as follows:


In millions                                                                          1994             1993
- ------------------------------------------------------------------------------------------------------------
Impaired loans
 With allowance*                                                                     $137             $103
 Without allowance                                                                      4                5
- ------------------------------------------------------------------------------------------------------------
  Total impaired loans                                                               $141             $108
- ------------------------------------------------------------------------------------------------------------
Average investment                                                                   $119             $128
Interest income earned                                                                  7                6
Interest income - cash basis                                                            3                3
- ------------------------------------------------------------------------------------------------------------

* Represents gross amounts before allowance for mortgage loan losses of $36 million and $22 million, respectively.

         ALLOWANCE. The allowance for mortgage loan losses was as follows:


In millions                                                       1994               1993             1992
- ------------------------------------------------------------------------------------------------------------
Balance at January 1,                                             $ 98               $ 53             $ 50
Net additions (a)                                                   11                 84               34
Deductions (b)                                                     (20)               (39)             (31)
- ------------------------------------------------------------------------------------------------------------
Balance at December 31,                                           $ 89               $ 98             $ 53
- ------------------------------------------------------------------------------------------------------------

(a)      Charged to realized investment gains (losses).
(b)      Resulting from foreclosures and payoffs.


3.6   INVESTMENT REAL ESTATE

         The allowance for investment real estate losses was as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Balance at January 1,                                             $253               $129              $62
Net additions (a)                                                  110                199               82
Deductions (b)                                                     (42)               (75)             (15)
- ------------------------------------------------------------------------------------------------------------
Balance at December 31,                                           $321               $253             $129
- ------------------------------------------------------------------------------------------------------------

(a)      Charged to realized investment gains (losses).
(b)      Resulting from sales.

3.7   CASH FLOWS FROM INVESTING ACTIVITIES

         The uses of cash for investment purchases were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Fixed maturity securities                                       $7,009             $9,378           $7,511
Equity securities                                                  111                 33               23
Other                                                              119                 88              162
- ------------------------------------------------------------------------------------------------------------
 Total purchases                                                $7,239             $9,499           $7,696
- ------------------------------------------------------------------------------------------------------------

         The sources of cash from investment calls, maturities, and sales were as follows:


In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Fixed maturity securities
 Sales                                                          $1,886             $  859           $  223
 Repayments of mortgage-backed securities                        1,833              2,650              952
 Calls                                                             794              2,098            2,790
 Maturities                                                        303                191              257
Mortgage loans                                                     421                610              574
Equity securities                                                   98                283              239
Other                                                              231                293              137
- ------------------------------------------------------------------------------------------------------------
   Total                                                        $5,566             $6,984           $5,172
- ------------------------------------------------------------------------------------------------------------


                         AMERICAN GENERAL CORPORATION

4.  FINANCE RECEIVABLES

4.1   DETAIL OF FINANCE RECEIVABLES

         Finance receivables, which are reported net of unearned finance charges, at December 31 were as follows:


In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Consumer loans
 Real estate                                                    $2,705             $2,642           $2,782
 Other                                                           2,661              2,318            2,054
- ------------------------------------------------------------------------------------------------------------
 Total consumer loans                                            5,366              4,960            4,836
Retail sales finance                                             2,075              1,218              987
Credit cards                                                       479                396              377
- ------------------------------------------------------------------------------------------------------------
 Total finance receivables                                       7,920              6,574            6,200
 Allowance for losses                                             (226)              (184)            (162)
- ------------------------------------------------------------------------------------------------------------
  Finance receivables, net                                      $7,694             $6,390           $6,038
- ------------------------------------------------------------------------------------------------------------

         At December 31, 1994, 92% of non-credit card receivables were secured by real estate or other property.

4.2   GEOGRAPHIC CONCENTRATIONS

         The largest geographic concentrations of finance receivables at December 31 were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
California                                                      $  811             $  751           $  838
North Carolina                                                     639                582              512
Florida                                                            574                503              504
Illinois                                                           458                409              387
Indiana                                                            410                365              361
Ohio                                                               401                341              284
Virginia                                                           355                353              325
Georgia                                                            347                264              244
Other                                                            3,925              3,006            2,745
- ------------------------------------------------------------------------------------------------------------
 Total                                                          $7,920             $6,574           $6,200
- ------------------------------------------------------------------------------------------------------------

4.3   CONTRACTUAL MATURITIES AND COLLECTIONS

         Contractual maturities of finance receivables at December 31, 1994 were as follows:

                                                                                                              After
In millions                    1995             1996            1997           1998           1999            1999
- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------
Maturities                    $3,153           $1,468           $900           $455            $276          $1,668
- ------------------------------------------------------------------------------------------------------------------------

         Contractual maturities should not be considered a forecast of future cash collections. A substantial portion of finance receivables may be renewed, converted, or paid in full prior to maturity.

         Cash collections of principal and collections as a percentage of average finance receivable balances were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Consumer loans
 Cash collections                                               $2,437             $2,101           $1,881
 Percent of average balances                                        48%                43%              40%
Retail sales finance
 Cash collections                                               $1,454             $1,192           $  934
 Percent of average balances                                        92%               111%             110%
Credit cards
 Cash collections                                               $  432             $  504           $  487
 Percent of average balances                                       103%               137%             138%
- ------------------------------------------------------------------------------------------------------------


4.4   ALLOWANCE FOR FINANCE RECEIVABLE LOSSES

         The allowance for finance receivable losses was as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Balance at January 1,                                             $184               $162             $151
Provision for finance receivable
 losses                                                            214                163              135
Charge offs, net of recoveries                                    (172)              (141)            (124)
- ------------------------------------------------------------------------------------------------------------
Balance at December 31,                                           $226               $184             $162
- ------------------------------------------------------------------------------------------------------------

5.  DEFERRED POLICY ACQUISITION COSTS

         The balance of deferred policy acquisition costs (DPAC) at December 31, and the components of the change for the years then ended, were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Balance at January 1,                                           $1,637             $2,083           $1,919
Capitalization                                                     337                395              335
Amortization
 Policy origination costs                                         (195)              (182)            (149)
 CIP, net                                                          (18)               (21)             (22)
Change in the effect of SFAS 115                                   954
Accounting changes
 Fair value (SFAS 115)                                                               (550)
 Income taxes (SFAS 109)                                                               42
Other                                                               16               (130)               -
- ------------------------------------------------------------------------------------------------------------
Balance at December 31,                                         $2,731             $1,637           $2,083
- ------------------------------------------------------------------------------------------------------------

         The unamortized balance of cost of insurance purchased (CIP) included in DPAC at December 31, 1994, 1993, and 1992 was $171 million, $189 million, and $210 million, respectively. CIP amortization, net of accretion, expected to be recorded in each of the next five years is $17 million, $15 million, $14 million, $12 million, and $11 million.


                         AMERICAN GENERAL CORPORATION

6.  DEBT

6.1   LONG-TERM DEBT

         Long-term debt at December 31 was as follows:

In millions                                                      1994               1993             1992
- ------------------------------------------------------------------------------------------------------------
Corporate
 Senior, 6.3 - 10%, through 2018                                $  836             $  945           $  992
- ------------------------------------------------------------------------------------------------------------
Real Estate                                                     $    -             $   15           $   47
- ------------------------------------------------------------------------------------------------------------
Consumer Finance
 Senior, 4.4 - 13%, through 2009                                $4,163             $3,547           $3,155
 Senior subordinated, 6.3 - 6.7%, through 1995                     150                472              399
- ------------------------------------------------------------------------------------------------------------
  Total Consumer Finance                                        $4,313             $4,019           $3,554
- ------------------------------------------------------------------------------------------------------------


6.2   LONG-TERM DEBT MATURITIES

         Maturities of long-term debt and sinking fund requirements for each of the next five years are as follows:

In millions                                       1995           1996        1997         1998          1999
- ---------------------------------------------------------------------------------------------------------------
Corporate                                         $100           $  -      $  133         $ 68          $100
Consumer Finance                                   903            591       1,132          242           534
- ---------------------------------------------------------------------------------------------------------------

         Current maturities of long-term debt expected to be refinanced with short-term debt are included in short-term debt.

         Certain other debt issues of the Consumer Finance segment that are scheduled to mature after 1999 are redeemable prior to maturity at par, at the option of the holders. If these issues were so redeemed, the amounts above would increase by $150 million in 1996 and 1999.

6.3   SHORT-TERM DEBT

         The weighted-average interest rates on short-term borrowings at December 31 were as follows:

                                                                  1994               1993             1992
- ------------------------------------------------------------------------------------------------------------
Corporate                                                          6.0%               3.4%             3.7%
Real Estate                                                        6.1                3.3              3.6
Consumer Finance                                                   5.9                3.3              3.5
- ------------------------------------------------------------------------------------------------------------


6.4   CREDIT AGREEMENTS

         During 1994, American General and certain subsidiaries used commercial paper to meet short-term funding requirements. Unsecured bank credit facilities are used to support commercial paper borrowings.

         At December 31, 1994, American General and its consumer finance subsidiaries maintained unsecured committed credit facilities of $3.0 billion with a total of 54 domestic and foreign banks. On January 31, 1995, one of these facilities was increased by $1.3 billion. Interest rates are based on a money market index, and annual commitment fees range from 7 to 12.5 basis points. There were no borrowings under these facilities at December 31, 1994.

7.  INCOME TAXES

7.1   ACCOUNTING CHANGE

         As a result of the adoption of SFAS 109, income tax disclosures for 1994 and 1993 are not comparable to prior years.

7.2   TAX LIABILITIES

         Income tax liabilities at December 31 were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Current tax liabilities (assets)                                  $(67)               $76              $39
- ------------------------------------------------------------------------------------------------------------
Deferred, applicable to:
 Income                                                            817                783              688
 Net unrealized gains (losses) on securities                       (29)               382               29
- ------------------------------------------------------------------------------------------------------------
 Net deferred tax liabilities                                      788              1,165              717
- ------------------------------------------------------------------------------------------------------------
  Income tax liabilities                                          $721             $1,241             $756
- ------------------------------------------------------------------------------------------------------------


         Components of deferred tax liabilities and assets at December 31 were as follows:

In millions                                                                         1994             1993
- ------------------------------------------------------------------------------------------------------------
Deferred tax liabilities, applicable to:
 Deferred policy acquisition costs                                                 $  850           $  480
 Basis differential of investments                                                      -              589
 Other                                                                                425              380
- ------------------------------------------------------------------------------------------------------------
  Total deferred tax liabilities                                                    1,275            1,449
- ------------------------------------------------------------------------------------------------------------
Deferred tax assets, applicable to:
 Basis differential of investments                                                   (464)               -
 Policy reserves                                                                     (132)             (28)
 Other                                                                               (206)            (256)
- ------------------------------------------------------------------------------------------------------------
  Total deferred tax assets before valuation allowance                               (802)            (284)
  Valuation allowance                                                                 315                -
- ------------------------------------------------------------------------------------------------------------
   Total deferred tax assets, net of valuation allowance                             (487)            (284)
- ------------------------------------------------------------------------------------------------------------
    Net deferred tax liabilities                                                   $  788           $1,165
- ------------------------------------------------------------------------------------------------------------

         The deferred tax asset applicable to basis differential of investments at December 31, 1994 is principally due to unrealized losses on securities recorded in accordance with SFAS 115. This asset is partially offset by an SFAS 109 valuation allowance that was recorded in net unrealized gains (losses) on securities in shareholders' equity. This valuation allowance had no income statement impact.

         A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $361 million at December 31, 1994. At current corporate rates, the maximum amount of tax on such income is approximately $126 million. Deferred income taxes on these accumulations are not required because no distributions are expected.




                              1994 ANNUAL REPORT

7.3   TAX EXPENSE

         Components of income tax expense were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Current
 Federal                                                          $261               $354             $205
 State                                                              19                 18                -
- ------------------------------------------------------------------------------------------------------------
  Total current                                                    280                372              205
- ------------------------------------------------------------------------------------------------------------
Deferred, applicable to:
 Basis differential of investments                                                                     (27)
 Deferred policy acquisition costs                                                                      30
 Insurance and annuity liabilities                                                                      (6)
 Interest on tax assessments                                                                            34
 Operating loss carryovers                                                                              20
 Other, net                                                                                            (14)
- ------------------------------------------------------------------------------------------------------------
  Total deferred                                                     9                (20)              37
- ------------------------------------------------------------------------------------------------------------
   Income tax expense                                             $289               $352             $242
- ------------------------------------------------------------------------------------------------------------

         During third quarter 1993, the federal corporate income tax rate increased from 34% to 35%, retroactive to January 1, 1993. As a result, a tax rate related adjustment of $30 million was included in income tax expense in 1993, of which $26 million reflects an increase in deferred tax liabilities.

         A reconciliation between the federal income tax rate and the effective tax rate follows:


In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Federal income tax rate                                             35%                35%              34%
Tax-exempt investment income                                        (2)                (2)              (1)
State taxes, net                                                     2                  2                -
Acquisition-related goodwill                                         1                  1                1
Tax rate change                                                      -                  4                -
Write-down of goodwill                                               -                 18                -
Other, net                                                           -                  -               (3)
- ------------------------------------------------------------------------------------------------------------
 Effective tax rate                                                 36%                58%*             31%
- ------------------------------------------------------------------------------------------------------------

*  Excludes tax effect of accounting changes.

7.4   TAXES PAID

         Federal income taxes paid in 1994, 1993, and 1992 were $409 million, $260 million, and $265 million, respectively. State income taxes paid in 1994 and 1993 were $22 million and $15 million, respectively.

7.5   TAX RETURN EXAMINATIONS

         The company and its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service (IRS) has completed examinations of the company's returns through 1985. All issues, except the one being litigated as described in Note 14.1, have been settled within the amounts previously provided in the consolidated financial statements. The IRS is currently examining the company's tax returns for 1986 through 1988.

8.   CAPITAL STOCK

8.1   CLASSES OF CAPITAL STOCK

         American General has two classes of capital stock. Preferred stock ($1.50 par value, 60 million shares authorized) may be issued in series with such dividend, liquidation, redemption, conversion, voting, and other rights as the board of directors may determine. Common stock ($.50 par value, 300 million shares authorized) was owned by 28,809 shareholders of record at February 9, 1995. At December 31, 1994, approximately 2.3 million shares of common stock were reserved for issuance, primarily for the exercise of stock options.

8.2   COMMON STOCK SUBJECT TO PUT CONTRACTS

         In conjunction with its share buyback program, the company has entered into put option contracts that give the holder the right, but not the obligation, to sell to American General its common stock at a fixed price, approximately one year from date of issuance. At December 31, 1994, 1,700,000 shares of common stock of the company were subject to put option contracts at strike prices ranging from $25.88 to $29.25 per share (average strike price of $27.55 per share), and $47 million of related shareholders' equity was reported as redeemable equity.

8.3   PREFERRED SHARE PURCHASE RIGHTS

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

9.   STOCK AND INCENTIVE PLANS

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

         Shares available and stock option activity are shown on the next page.



                       AMERICAN GENERAL CORPORATION

                                                  Shares               Shares Issuable under
                                                Available               Outstanding Options
                                                for Issue      ---------------------------------------------
                                               during 1994        1994          1993        1992
- ------------------------------------------------------------------------------------------------------------
Balance at January 1,                           5,885,497     1,563,980     1,654,854    1,870,514
Stock options
  Granted                                        (851,500)      851,500       516,305      451,018
  Exercised                                             -       (64,634)     (531,637)    (501,198)
  Forfeited(a)                                     16,000       (58,500)      (75,542)    (165,480)
Performance shares
  Granted prior to 1994(b)                       (277,912)
  Granted during 1994                             (48,000)
Restricted stock issued                           (31,500)
- ------------------------------------------------------------------------------------------------------------
Balance at December 31,                         4,692,585     2,292,346     1,563,980    1,654,854
- ------------------------------------------------------------------------------------------------------------

(a) 1994 includes 42,500 options forfeited from the 1984 plan, which are no longer available for issue.

(b) Beginning in 1994, performance share awards are deducted from shares available for issue at grant date rather than issue date.

         The average price of options exercised was $19.65 in 1994, $17.70 in 1993, and $15.82 in 1992. At December 31, 1994, there were 1,690,898 options exercisable, and the exercise price of all options outstanding ranged from $14.00 to $34.88, for an average price of $24.47 per share. The options expire on various dates between 1995 and 2004.

10.  BENEFIT PLANS

10.1   PENSION PLANS

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

         More than 96% of the plans' assets were invested in fixed maturity and equity securities at the plans' most recent balance sheet date.

         Prior to 1994, the pension plans purchased annuity contracts from American General subsidiaries that provide benefits for certain retirees. During 1994, 1993, and 1992, these annuity contracts provided approximately $37 million annually for retiree benefits.

         The components of pension expense were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Service cost (benefits earned)                                     $13                $12              $10
Interest cost on projected benefit obligation                       21                 19               18
Actual return on plan assets                                        (2)               (65)             (43)
Net amortization and deferral                                      (53)                15               (7)
- ------------------------------------------------------------------------------------------------------------
 Total pension expense (income)                                   $(21)              $(19)            $(22)
- ------------------------------------------------------------------------------------------------------------
Assumptions:
 Weighted-average discount rate on benefit obligation             8.50%              7.25%            8.00%
 Rate of increase in compensation levels                          4.00               4.00             5.00
 Expected long-term rate of return on plan assets                10.00              10.00            10.00
- ------------------------------------------------------------------------------------------------------------


         The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation
 Vested                                                           $242               $248             $203
 Non-vested                                                          3                  5                4
- ------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                     245                253              207
Effect of increase in compensation levels                           30                 36               26
- ------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                       275                289              233
Plan assets at fair value                                          532                531              482
- ------------------------------------------------------------------------------------------------------------
Plan assets at fair value in excess
 of projected benefit obligation                                   257                242              249
Unrecognized net gain                                              (83)               (80)             (98)
Unrecognized prior service cost                                      8                 11               13
Unrecognized net asset at
 January 1, net of amortization                                    (16)               (27)             (39)
- ------------------------------------------------------------------------------------------------------------
  Prepaid pension expense                                         $166               $146             $125
- ------------------------------------------------------------------------------------------------------------

10.2   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         American General and its subsidiaries have life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. For individuals retiring after December 31, 1992, the cost of the supplemental major medical plan is borne entirely by retirees. American General and its subsidiaries have reserved the right to change or eliminate these benefits at any time.

         The life plans are fully insured. A portion of the retiree medical and dental plans are funded through a voluntary employees' beneficiary association
(VEBA) established in 1994; the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at the plans' most recent balance sheet date.




                              1994 ANNUAL REPORT

         The plans' combined funded status and the accrued postretirement benefit cost included in other liabilities at December 31 were as follows:

In millions                                                                         1994             1993
- ------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation
 Retirees                                                                             $34              $39
 Fully eligible active plan participants                                               10               11
 Other active plan participants                                                        12               12
- ------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                          56               62
Plan assets at fair value                                                               3                -
- ------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation in excess of plan
 assets at fair value                                                                  53               62
Unrecognized net loss (gain)                                                            1               (3)
- ------------------------------------------------------------------------------------------------------------
  Accrued postretirement benefit cost                                                 $54              $59
- ------------------------------------------------------------------------------------------------------------
Weighted-average discount rate on postretirement benefit obligation                  8.50%            7.25%
- ------------------------------------------------------------------------------------------------------------

         Postretirement benefit expense was as follows:

In millions                                                                         1994             1993
- ------------------------------------------------------------------------------------------------------------
Service cost (benefits earned)                                                         $1               $1
Interest cost on accumulated
 postretirement benefit obligation                                                      4                4
- ------------------------------------------------------------------------------------------------------------
  Postretirement benefit expense                                                       $5               $5
- ------------------------------------------------------------------------------------------------------------

         For measurement purposes, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1995; the rate was assumed to decrease gradually to 6% in 2007 and remain at that level. A 1% increase in the assumed annual rate of increase in per capita cost of health care benefits results in a $.9 million increase in the accumulated postretirement benefit obligation and a $.1 million increase in postretirement benefit expense.

11.  STATUTORY ACCOUNTING

         Statutory accounting is the basis for determining the adequacy of capital and dividend-paying capacity of insurance companies. State insurance laws prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may allow permitted statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the company's insurance and annuity subsidiaries did not have a material effect on their statutory equity at December 31, 1994.

         Statutory accounting practices differ from GAAP. Significant differences for the company's life insurance and annuity subsidiaries were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Statutory net income                                           $   507            $   416          $   364
Change in DPAC                                                     124                191              161
Increase in interest maintenance reserve                           (86)                (2)             (15)
Deferred income tax expense                                        (40)                23                -
Policy reserve adjustments                                         (36)               (96)              52
Non-recurring adjustments(a)                                         -               (346)               -
Other, net                                                         (46)                37              (58)
- ------------------------------------------------------------------------------------------------------------
GAAP net income                                                $   423            $   223          $   504
- ------------------------------------------------------------------------------------------------------------
Statutory equity                                               $ 1,677            $ 1,718          $ 1,717
Investment valuation differences(b)                             (1,060)             1,862              242
DPAC                                                             2,719              1,758            2,077
Deferred income taxes                                             (776)            (1,131)            (657)
Policy reserve adjustments                                         556                697              602
Acquisition-related goodwill                                       308                319              626
Other, net                                                         (48)              (153)             (14)
- ------------------------------------------------------------------------------------------------------------
Total GAAP equity                                              $ 3,376            $ 5,070          $ 4,593
- ------------------------------------------------------------------------------------------------------------

(a) Includes $300 million write-down of goodwill, $26 million tax rate related adjustment, and $20 million of accounting changes.
(b)      1994 and 1993 include the GAAP effect of SFAS 115.

12.  DERIVATIVE FINANCIAL INSTRUMENTS

12.1   USE OF DERIVATIVE FINANCIAL INSTRUMENTS

         The company is neither a dealer nor a trader in derivative financial instruments. On occasion, the company utilizes various derivative financial instruments, including interest rate swap agreements, currency swap agreements, and options, to manage its exposure to interest rate risk and currency rate fluctuations associated with specific liabilities and assets, principally debt and investment securities. Substantially all of the company's derivative financial instruments are interest rate swap agreements. Interest rate swap agreements involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments, or vice versa, over the life of the agreement without an exchange of the underlying principal (or notional) amount.

         The company's objectives for using swap agreements on its debt are to effectively convert a portion of its floating-rate commercial paper borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances. The company's objectives for using swap agreements on its investment securities are to effectively convert specific investment securities from a floating to a fixed-rate basis, or vice versa, and to hedge against the risk of rising prices on anticipated investment security purchases.

         The company's use of written options on interest rate swap agreements has been limited to the synthetic modification of floating-rate commercial paper borrowings. At December 31, 1994, there were no outstanding written options on interest rate swap agreements.





                         AMERICAN GENERAL CORPORATION

         The company's use of swap agreements to effectively convert debt to a fixed rate did not have a material effect on the weighted-average borrowing rate or reported interest expense in any of the three years ended December 31, 1994. Derivative financial instruments related to investment securities, which were not used prior to 1994, did not have a material effect on net investment income in 1994.

12.2   CREDIT AND MARKET RISK

         The company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The company limits its exposure to credit risk by entering into swap agreements with counterparties having high credit ratings and by basing the amount and term of an agreement on these credit ratings. Furthermore, the company regularly monitors counterparty credit ratings throughout the term of the agreements.

         The company's current credit exposure on swaps is limited to the fair value of swap agreements that are favorable to the company. At December 31, 1994, the fair value of swap agreements in a favorable position was $8 million. At December 31, 1993 and 1992, the company was in a payable position on all outstanding swaps. The company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the consolidated financial statements.

         The company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and of the underlying assets and liabilities to which they relate.

12.3   ACCOUNTING POLICIES

         The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to interest expense or investment income, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

         For swap agreements hedging anticipated debt issuances or investment security purchases, the net swap interest differential is deferred and included in the measurement of the anticipated transaction when it occurs. At December 31, 1994, unrealized gains of approximately $6 million were deferred on swap agreements related to anticipated debt issuances. The company expects to issue the debt in early 1995; any related deferred gain or loss will be included in the measurement of the transaction and will be recognized as an adjustment to interest expense over the life of the debt.

         The fair values of the swap agreements are recognized in the consolidated balance sheet if they hedge investment securities classified as available-for-sale or anticipated investment purchases. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains (losses) on securities included in shareholders' equity, consistent with the treatment of the related investment security.

12.4   TERMS OF DERIVATIVE FINANCIAL INSTRUMENTS

         The following table summarizes the types of derivative financial instruments used, their notional or contract amounts, and their weighted-average interest rates. Average floating rates may change significantly, thereby affecting future cash flows. Swap agreements generally have terms of five to ten years.

         Derivative financial instruments related to debt at December 31 were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Swap agreements to pay fixed rate:
 Corporate
  Notional amount                                                $ 150                  -                -
  Average receive rate                                            6.10%                 -                -
  Average pay rate                                                7.54                  -                -
 Consumer Finance
  Notional amount                                                $ 390              $ 290            $ 415
  Average receive rate                                            4.64%              3.35%            3.91%
  Average pay rate                                                8.77               8.69             8.71
- ------------------------------------------------------------------------------------------------------------
Written options on interest rate swap agreements:
 Consumer Finance
 Contract amount                                                 $   -              $ 200            $ 250
- ------------------------------------------------------------------------------------------------------------


         Derivative financial instruments related to investment securities at December 31 were as follows:

In millions                                                         1994            1993             1992
- ------------------------------------------------------------------------------------------------------------
Swap agreements to receive fixed rate:
 Notional amount                                                 $   9                  -                -
 Average receive rate                                             6.92%                 -                -
 Average pay rate                                                 6.96                  -                -
Purchased option
 Contract amount                                                 $   7                  -                -
- ------------------------------------------------------------------------------------------------------------

         In addition, at December 31, 1994, the company had purchased an option on a currency swap agreement and had entered into a forward interest rate swap agreement with effective dates in 1995 and 1996, respectively. These swaps, with a total notional amount of $35 million, hedge anticipated investment purchases expected to occur in 1995 and 1996.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. This standard excludes certain financial instruments and all nonfinancial instruments, including policyholder liabilities, from its disclosure requirements. Care should be exercised in drawing conclusions based on fair value, since the fair values presented on the next page do not include the value associated with all the company's assets and liabilities.



                              1994 ANNUAL REPORT

         Carrying amount and fair values for those financial instruments covered by SFAS 107 at December 31 were as follows:

                                                         1994                    1993                     1992
                                                   --------------------    -------------------    ------------------------
                                                   Fair        Carrying     Fair      Carrying      Fair       Carrying
In millions                                        Value        Amount     Value        Amount      Value       Amount
- --------------------------------------------------------------------------------------------------------------------------
Assets
 Fixed maturity and equity securities               $25,924*   $25,924*    $26,712     $26,712    $ 22,899      $21,698
 Mortgage loans on real estate                        2,668      2,651       3,145       3,032       3,821        3,703
 Policy loans                                         1,078      1,197       1,209       1,156       1,060        1,081
 Finance receivables, net                             7,694      7,694       6,390       6,390       6,038        6,038
Liabilities
 Insurance investment contracts                      18,622     21,140      18,880      19,216      15,922       16,906
 Short-term debt                                      3,777      3,777       2,550       2,550       2,878        2,878
 Long-term debt
  Corporate and Real Estate                             851        836       1,098         960       1,135        1,039
  Consumer Finance                                    4,208      4,313       4,264       4,019       3,722        3,554
- --------------------------------------------------------------------------------------------------------------------------
Off-balance-sheet derivative financial
 instruments related to debt:
  Corporate
   Interest rate swap agreements                    $     6                $     -                $      -
  Consumer Finance
   Interest rate swap agreements                        (13)                   (29)                    (20)
   Written options on interest rate swap agreements       -                    (33)                    (21)
- --------------------------------------------------------------------------------------------------------------------------

* Includes derivative financial instruments with positive fair value of $2 million and negative fair value of $1 million.

         The carrying amounts for assets and liabilities in the above table are reported in the corresponding line item in the consolidated balance sheet. The following methods and assumptions were used to estimate the fair values of financial instruments.

         FIXED MATURITY AND EQUITY SECURITIES. Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments. The reporting of fixed maturity securities at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted, and care should be exercised in drawing conclusions from such data.

         MORTGAGE LOANS ON REAL ESTATE. Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges, adjusted for risk, based on property type. The reporting of mortgage loans on a fair value basis without a corresponding revaluation of related policyholder liabilities can be misinterpreted, and care should be exercised in drawing conclusions from such data.

         POLICY LOANS. Fair value of policy loans was estimated using discounted cash flows and actuarially-determined assumptions, incorporating market rates.

         FINANCE RECEIVABLES, NET. Fair value of finance receivables, which approximates carrying amount, was estimated using discounted cash flows computed by category of receivable. Cash flows were based on contractual payment terms adjusted for delinquencies and losses, discounted at the weighted-average rates currently being offered for similar finance receivables. The fair value estimate does not reflect the value of the underlying customer relationships or the related distribution system.

         INSURANCE INVESTMENT CONTRACTS. Insurance investment contracts do not subject the company to significant risks arising from policyholder mortality or morbidity. The majority of the company's annuity products are considered insurance investment contracts. Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates. Care should be exercised in drawing conclusions based on the estimated fair value of insurance investment contracts, since assumptions regarding future economic activity have been made in estimating fair value.

         DEBT. Fair value of short-term debt approximated the carrying amount at December 31, 1994, 1993, and 1992. Fair value of long-term debt was estimated using discounted cash flows based on current borrowing rates.

         OFF-BALANCE-SHEET DERIVATIVE FINANCIAL INSTRUMENTS. Fair values of off-balance-sheet derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contract at the balance sheet date, incorporating the current unrealized gains (losses) on the



                         AMERICAN GENERAL CORPORATION
instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

14.  RESTRICTIONS AND CONTINGENCIES

14.1   LEGAL PROCEEDINGS

         Two real estate subsidiaries of the company were defendants in a lawsuit that alleged damages based on lost profits and related claims arising from certain loans and joint venture contracts. On July 16, 1993, a judgment was entered against the subsidiaries jointly for $47.3 million in compensatory damages and against one of the subsidiaries for $189.2 million in punitive damages. On September 17, 1993, a Texas state district court reduced the previously-awarded punitive damages by $60.0 million, resulting in a reduced judgment in the amount of $176.5 million plus post-judgment interest. An appeal on numerous legal grounds has been filed. The company is continuing to contest the matter vigorously through the appeals process; and the company believes, based on advice of legal counsel, that plaintiffs' claims are without merit. Accordingly, no provision has been made in the consolidated financial statements related to this contingency.

         In April 1992, the IRS issued Notices of Deficiency for the 1977-1981 tax years of certain insurance subsidiaries (see Note 7.5). The basis of the dispute was the tax treatment of modified coinsurance agreements. The company elected to pay all related assessments plus associated interest, totaling $59 million. A claim for refund of tax and interest was disallowed by the IRS in January 1993. On June 30, 1993, a suit for refund was filed in the Court of Federal Claims. Trial is expected to occur in mid-1995. The company believes that the IRS's claims are without merit and is continuing to vigorously pursue refund of the amounts paid. Accordingly, no provision has been made in the consolidated financial statements related to this contingency.

         American General and certain of its subsidiaries are defendants in various other lawsuits and proceedings arising in the normal course of business. Some of these lawsuits and proceedings arise in jurisdictions such as Alabama that permit punitive damages disproportionate to the actual damages alleged. Although no assurances can be given and no determination can be made at this time as to the outcome of any particular lawsuit or proceeding, American General and its subsidiaries believe that there are meritorious defenses for all of these claims and are defending them vigorously. The company also believes that the total amounts that would ultimately be paid, if any, arising from these claims would have no material effect on the company's consolidated results of operations and financial position.

14.2   REGULATION

         American General's insurance subsidiaries are restricted by state
insurance laws as to the amounts they may pay as  dividends   without  prior
approval from their respective state insurance departments. Certain non-insurance subsidiaries are similarly restricted in the payment of dividends by long-term debt and credit agreements. The amount of dividends available to the parent company from subsidiaries during 1995 not limited by such restrictions is $1.1 billion.

         See page 20 of Management's Discussion and Analysis for a discussion of state guaranty associations, regulation, and environmental costs, and Note 7.5 concerning tax return examinations.

15.  BUSINESS SEGMENT INFORMATION

         American General reports the results of its business operations in three segments: Retirement Annuities, Consumer Finance, and Life Insurance. Results of each segment include earnings from its business operations and earnings on that amount of equity considered necessary to support its business.

         Business segment information was as follows:

                                              Revenues                Income before Taxes                      Assets
                                 -----------------------------    ----------------------------      --------------------------------
In millions                       1994         1993      1992      1994        1993      1992        1994         1993        1992
- ------------------------------------------------------------------------------------------------------------------------------------
Retirement Annuities             $1,537       $1,470    $1,358    $  282      $ 240      $ 188      $22,007     $20,896     $17,673
Consumer Finance                  1,491        1,282     1,178       392        330        248        8,949       7,641       7,192
Life Insurance                    1,932        2,054     2,045       399        152(a)     463       14,156      14,192      13,328
- ------------------------------------------------------------------------------------------------------------------------------------
 Total business segments          4,960        4,806     4,581     1,073        722        899       45,112      42,729      38,193
- ------------------------------------------------------------------------------------------------------------------------------------
Corporate                           105           65        57       (99)(b)   (129)(b)   (144)(b)    1,391       1,506       1,859
Realized investment
 gains (losses)                    (172)(c)        8        18      (172)(c)      8         18            -           -           -
Intersegment eliminations           (52)         (50)      (54)        -          1          2         (208)       (253)       (310)
- ------------------------------------------------------------------------------------------------------------------------------------
 Consolidated                    $4,841       $4,829    $4,602    $  802      $ 602      $ 775      $46,295     $43,982     $39,742
- ------------------------------------------------------------------------------------------------------------------------------------

(a)   Includes $300 million write-down of goodwill.
(b)   Primarily interest on corporate debt.
(c) Net of related DPAC adjustment of $20 million and $5 million for Retirement Annuities and Life Insurance segments, respectively.




                              1994 ANNUAL REPORT

16.  QUARTERLY DATA (UNAUDITED)

                                              1994                              1993                                1992
 In millions                     -----------------------------  ------------------------------------   -----------------------------
 except per share data            4th      3rd    2nd     1st     4th         3rd       2nd    1st       4th     3rd    2nd    1st
- ------------------------------------------------------------------------------------------------------------------------------------
 Premiums and other
  considerations                 $  319  $  304 $  298  $  289  $  322      $  311    $  308  $  311    $  316 $  303 $  298  $  296
 Net investment income              633     622    617     621     612         619       608     598       596    589    574     568
 Total revenues                   1,130   1,265  1,232   1,214   1,215       1,222     1,205   1,187     1,192  1,159  1,123   1,128
 Insurance and annuity benefits     577     555    553     539     605         588       564     554       564    555    540     539
 Operating costs and expenses       352     330    306     301     279         280       285     289       307    271    277     266
 Total benefits and expenses      1,073   1,020    985     961   1,303 (a)     989       971     964       995    953    943     936
 Net realized investment
  gains (losses)                   (115)     (1)     1       1       1           1         3       1         4      2     (1)      4
 Net income (loss)                   35     159    158     161    (164)(a)     119(b)    151      98(c)    134    138    127     134
 Net income (loss) per share        .18     .77    .75     .75    (.76)(a)     .55(b)    .70     .45(c)    .62    .63    .59     .61
- ------------------------------------------------------------------------------------------------------------------------------------
 Per common share
   Dividends paid                $  .29  $  .29 $  .29  $  .29 $  .275      $ .275    $ .275  $ .275    $  .26 $  .26   $.26  $  .26
   Market price
    High                          28.88   30.50  29.38   29.63   34.75       36.50     33.25   32.88     29.38  25.19  24.63   22.38
    Low                           25.63   26.88  24.88   25.50   26.25       30.13     27.75   27.31     23.63  23.69  20.50   20.13
    Close                         28.25   27.13  27.63   27.88   28.63       32.75     31.63   31.25     28.50  24.63  24.50   21.06
- ------------------------------------------------------------------------------------------------------------------------------------


(a)      Includes write-down of goodwill of $300 million or $1.39 per share.
(b)      Includes tax rate related adjustment of $30 million or $.14 per share.
(c) Includes net cumulative effect of accounting changes of $46 million or $.21 per share due to adoption of SFAS 106, SFAS 109, and SFAS 112.


                         AMERICAN GENERAL CORPORATION

REPORT OF MANAGEMENT


MANAGEMENT RESPONSIBILITY

         Management is responsible for the information in this report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles. Informed estimates and judgments were used for transactions not yet completed or for which ultimate effects cannot be precisely determined.

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

INDEPENDENT AUDITORS

         American General engaged Ernst & Young LLP as principal independent auditors to perform an audit of the consolidated financial statements of the company. Ernst & Young LLP was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors, and committees of the board. Management believes that all representations made to Ernst & Young LLP during their audit were valid and appropriate.

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


/s/ AUSTIN P. YOUNG
Senior Vice President and Chief Financial Officer

/s/ HAROLD S. HOOK
Chairman and Chief Executive Officer

- ----------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
AMERICAN GENERAL CORPORATION

         We have audited the accompanying consolidated balance sheets of American General Corporation and subsidiaries as of December 31, 1994, 1993, and 1992, and the related consolidated statements of income, shareholders' equity, stock activity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Corporation and subsidiaries as of December 31, 1994, 1993, and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

         As discussed in Note 1.2 to the financial statements, in 1993 the company changed its method of accounting for postretirement benefits other than pensions, income taxes, postemployment benefits, reinsurance, loan impairments, and certain investments in debt and equity securities, as a result of adopting recently promulgated accounting standards governing the accounting for these items.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 15, 1995


                              1994 ANNUAL REPORT