Form 10-K405, Exhibit 13
period 1995-12-31
AMERICAN GENERAL CORP /TX/
filed 1996-03-20
CIK 5103

                                                                      EXHIBIT 13




--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS


AMERICAN GENERAL CORPORATION

For the Three Years Ended December 31, 1995

--------------------------------------------------------------------------------

   MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES BEGINNING ON PAGE 26.

   American General Corporation (American General or the company) reported net income of $545 million ($2.64 per share) in 1995, compared to $513 million ($2.45 per share) in 1994 and $204 million ($.94 per share) in 1993. Net income for 1995 included earnings of $98 million from The Franklin Life Insurance Company (Franklin Life), acquired on January 31, 1995, and an aftertax charge of $140 million ($.67 per share) for an increase in the allowance for finance receivable losses in the fourth quarter of the year. The 1994 net income was reduced by net realized investment losses of $114 million ($.55 per share) arising from the company's capital gains offset program and increases in real estate reserves. The 1993 net income was decreased by $376 million ($1.74 per share) of non-recurring items for the write-down of goodwill, a tax charge, and accounting changes.

ACQUISITIONS AND DIVESTITURES

   Franklin Life. On January 31, 1995, the company acquired American Franklin Company (AFC), the holding company of Franklin Life, for $1.17 billion. The purchase price consisted of $920 million in cash paid at closing and a $250 million cash dividend paid by AFC to its former parent prior to closing. Franklin Life was acquired to complement American General's existing life insurance distribution systems and further strengthen the company's position in middle-income households, particularly in the Midwest. The acquisition was accounted for using the purchase method, and the results of operations of Franklin Life are included in the consolidated statement of income from the date of acquisition. The addition of Franklin Life increased the Life Insurance segment's assets and life insurance in force at December 31, 1995 by approximately 45% and 33%, respectively.

   The permanent financing of this acquisition, including related issue costs, consisted of $150 million of short-term debt, $300 million of senior long-term fixed-rate debt, and $502 million of non-convertible preferred securities.

   Western National Corporation. On December 23, 1994, the company acquired a 40% interest in Western National Corporation (WNC) through the acquisition of 24,947,500 shares of WNC's common stock for $274 million in cash. The WNC shares were acquired for investment purposes. The investment in WNC is reflected in the consolidated financial statements using the equity method of accounting. The company's aftertax equity in earnings of WNC was $29 million in 1995.

   Independent Insurance Group, Inc. On October 19, 1995, the company announced a definitive agreement to acquire Independent Insurance Group, Inc. (Independent), for total consideration of $362 million. Independent's shareholders may elect to receive from among cash, American General common stock, or a new issue of American General 7% mandatorily convertible preferred stock. The transaction is expected to close during first quarter 1996.

   Independent distributes individual life insurance in 11 southeastern states and will complement American General's existing distribution systems and further strengthen the company's position in households with modest incomes, particularly in the Southeast. The company plans to consolidate Independent's operations into those of its Nashville-based operations. The consolidation is expected to take 18 to 24 months and, when completed, should result in a reduction in annual operating expenses of $75 million. The acquisition is expected to be non-dilutive to earnings per share in 1996 and accretive thereafter. After closing, Independent will be reported as part of the Life Insurance segment, increasing that segment's assets and life insurance in force by approximately 6% and 5%, respectively.

   Divestiture. On August 31, 1994, the company completed the sale of American-Amicable Life Insurance Company of Texas (American-Amicable), a special niche subsidiary in the Life Insurance segment. The sales price, which included a $10 million cash dividend paid prior to closing, was $105 million.

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




--------------------------------------------------------------------------------

            A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

   Segment earnings were as follows:

In millions                    1995                1994             1993
--------------------------------------------------------------------------------
Retirement Annuities           $204               $187               $162
Consumer Finance                 85                245                206
Life Insurance                  348                257                291
--------------------------------------------------------------------------------
 Segment earnings               637                689                659
 Non-recurring items             --                 --               (329)
--------------------------------------------------------------------------------
   Total                       $637               $689               $330
--------------------------------------------------------------------------------

   Segment earnings, presented above on an aftertax basis, differ from those disclosed in Note 1.2 by the amount of income tax expense for each segment. Non-recurring items in 1993 included a $300 million write-down of goodwill in the Life Insurance segment and a $29 million charge due to a tax rate change.

RETIREMENT ANNUITIES

In millions                    1995                1994              1993
--------------------------------------------------------------------------------
Assets                       $27,084            $22,007            $20,896
Deposits
 Fixed                         1,720              1,657              1,700
 Variable                        835                573                432
Net investment income          1,597              1,492              1,434
Segment earnings                 204                187                162
--------------------------------------------------------------------------------

   Results. Profitability of the retirement annuity business is a function of three elements: asset growth, net investment spread, and operating expenses.

   Asset growth, excluding the fair value adjustment on securities, was 17% in 1995 and 11% in 1994, reflecting strong sales and deposits in each of the segment's marketing niches. A key component of asset growth is new deposits from customers, who may elect fixed or variable account options. Variable deposits increased 46% during 1995 as a result of strong growth in Portfolio Director(R), a new variable product. This growth reflects policyholders' increased interest in equity investments due to the strong stock market performance during the year. The attractiveness of equity investments also contributed to the 1994 increase in variable deposits. Assets and liabilities related to variable account options are reflected in Separate Account assets and liabilities because the customer bears the investment risk.

   Net investment income, which accounts for over 96% of segment revenues, increased in 1995 and 1994 as a result of growth in assets. Investment income increased despite declines of 13 and 57 basis points in investment yields on fixed accounts in 1995 and 1994, respectively. Management's ability to make corresponding reductions in rates credited to policyholders resulted in an increase in net investment spread of 3 basis points in 1995 and 14 basis points in 1994.

   The ratio of operating expenses to average assets was .61%, .57%, and .59% in 1995, 1994, and 1993, respectively. Operating expenses for 1995 were adversely affected by a pretax charge of $19 million (.08% of average assets) for estimated state guaranty fund assessments resulting from past industry insolvencies. Pretax charges for guaranty fund assessments for 1994 and 1993 were $6 million and $7 million, respectively.

   The rate of policyholder surrenders of fixed accounts decreased to 4.3% of average reserves in 1995, compared to 4.9% in 1994 and 3.9% in 1993. The 1994 increase was due to the surrender of one large group account and withdrawals by fixed-account policyholders seeking higher returns in equity-based investments.

   Outlook. While net investment spreads may decline, segment earnings should increase through asset growth and management of the investment spread. This segment should experience additional growth through its programs to strengthen its sales force. New products, such as Portfolio Director, help the segment meet a growing demand for equity-based investments.

CONSUMER FINANCE

In millions                     1995               1994               1993
--------------------------------------------------------------------------------
Finance receivables            $8,410             $7,920             $6,574
Finance receivables, net        7,918              7,694              6,390
Revenues                        1,790              1,491              1,282
Segment earnings                   85                245                206
--------------------------------------------------------------------------------

   Results. Consumer Finance segment results are influenced by the aggregate amount and mix of finance receivables, credit loss experience, cost of borrowed funds, and operating expenses.

   The segment's initiatives to increase the size of the finance receivable portfolio and to emphasize retail and higher-yielding non-real estate consumer loans during recent years generated receivables growth of 6% in 1995, 20% in 1994, and 6% in 1993. The increase in finance receivables is primarily due to consumer loans, sourced from increased levels of retail sales finance. Another contributor to growth has been private label products, which offer revolving financing services through large retail merchants. Growth in retail and higher-yielding non-real estate consumer loans contributed to the increase in average yield on finance receivables of 44 and 63 basis points during 1995 and 1994, respectively.

   As expected, growth in higher-yielding finance receivables adversely influenced credit quality in 1995 and 1994. However, 60-day delinquencies and charge offs sharply increased to unanticipated levels beginning in third quarter 1995. Delinquencies increased to 4.1% of average finance receivables at December 31, 1995, compared to 2.9% and 2.5% at December 31, 1994 and 1993, respectively. Charge offs increased to 3.8% of average finance receivables in 1995 compared to 2.5% and 2.2% in 1994 and 1993, respectively.

   Due to the unexpected third-quarter rise in delinquencies and charge offs, a comprehensive review of the Consumer Finance segment was initiated in fourth quarter 1995. This review consisted of extensive internal analysis, together with credit loss development projections supplied by outside credit




--------------------------------------------------------------------------------

                      1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------
consultants. The results of the analysis indicated a need for an increase in the allowance for losses. In response, the segment increased the allowance for losses on finance receivables $216 million ($140 million aftertax) in the fourth quarter.

   At year-end 1995, the allowance for losses was $492 million or 5.9% of finance receivables, compared to $226 million or 2.9% of finance receivables at year-end 1994. The increased allowance represents the company's best estimate of the segment's net credit losses on outstanding finance receivables.

   Cost of borrowings for this segment increased 41 basis points in 1995, compared to a decrease of 7 basis points in 1994. The increase is primarily due to higher short-term borrowing costs, partially offset by lower long-term borrowing costs.

   Operating expenses increased 26% in 1995 and 12% in 1994. As a percentage of average finance receivables, operating expenses were 5.4% and 5.0% in 1995 and 1994, respectively. The increase in operating expenses reflected increased staffing and costs related to growth in branch offices, including 106 additional branches in 1995 and 100 in 1994, a major branch office automation program, and increased collection costs on delinquent finance receivables in 1995. Segment earnings in 1995 benefited from a non-recurring $15 million reduction in income tax expense, primarily related to the resolution of a state tax audit.

   Outlook. The Consumer Finance segment's initiatives for growth were analyzed during fourth quarter 1995 and underperforming programs have been restructured or discontinued. In addition, the company has taken a number of corrective actions, including tightening underwriting standards and increasing branch office training, that should improve credit quality and slow receivables growth. Under current economic conditions, these corrective actions should contribute to improvements in segment earnings during 1996.

LIFE INSURANCE

In millions                     1995        1995*        1994          1993
--------------------------------------------------------------------------------
Assets                       $23,592      $16,261      $14,156       $14,192
Revenues
 Premiums                      1,486        1,019          999         1,085
 Net investment income         1,401          941          902           942
Life insurance premium
 sales                           340          267          258           259
Deposits
 Annuities                       661          448          598           472
 Life insurance                  762          616          547           521
Segment earnings                 348          250          257           291
--------------------------------------------------------------------------------

*  Excluding Franklin Life.

   Results. Earnings for this segment increased primarily due to the acquisition of Franklin Life on January 31, 1995. Franklin Life contributed $98 million to segment earnings and $359 million to total deposits during the year. To facilitate analysis of the segment's financial information, Franklin Life's activity is excluded in the following discussion.

   Premiums include mortality, expense, and surrender charges on interest-sensitive products, as well as premiums on traditional life insurance. Premiums for 1995 increased slightly over 1994. The decrease in 1994 was primarily due to the sale of American-Amicable and the ceding of medicare supplement business to another insurance company. The revenues ceded were largely offset by a related decrease in benefit expense.

   The 1995 increase in net investment income is a result of a 7% growth in invested assets (excluding the fair value adjustment on securities), partially offset by a 7 basis point decline in investment yield. The decrease in 1994 net investment income resulted from a 75 basis point decline in investment yield. This decline reflected lower interest rates during 1994 and significant prepayments of mortgage-backed securities and bond calls in 1993, which increased investment income and yield in that year.

   Deposits for annuities decreased 25% in 1995, compared to an increase of 27% in 1994. Sales of annuity products through financial institutions, which contributed to the 1994 increase in deposits, slowed in 1995. The 1995 decrease in deposits also reflected increased competition from other equity-based investments. During 1995, the segment introduced structured settlement products, which resulted in annuity deposits of $118 million. Deposits for interest-sensitive life insurance increased 13% in 1995 and 5% in 1994, primarily due to higher sales in both years and higher amounts of unscheduled deposits in 1995.

   Segment earnings were adversely affected by aftertax charges in fourth quarter 1995 of $3 million for estimated state guaranty fund assessments and $6 million for adverse policy lapse experience in the company's Canadian subsidiary.

   Outlook. The company expects continued pressure on segment earnings in 1996 due to lower investment yields. However, segment earnings are expected to increase as a result of the acquisition of Independent and anticipated expense reductions. The strong claims-paying ability ratings of the companies in this segment provide an advantage in the highly competitive life insurance industry.

INVESTMENTS

   At year-end 1995, American General's $61 billion of assets included $43 billion of investments, principally supporting insurance and annuity liabilities. Fixed maturity securities and mortgage loans accounted for 94% of total investments.

FAIR VALUE OF SECURITIES

   Declining interest rates in 1995 caused a $4.1 billion increase in the fair value adjustment to fixed maturity securities and a related $2.0 billion increase in shareholders' equity.




--------------------------------------------------------------------------------

            A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------
The components of the adjustment to report fixed maturity and equity securities at fair value at December 31, and the 1995 change, were as follows:

In millions                                   1995          1994        Change
--------------------------------------------------------------------------------
Fair value adjustment to fixed
 maturity securities                       $ 2,716*    $  (1,387)      $ 4,103
Increase (decrease) in deferred
 policy acquisition costs and
 cost of insurance purchased                (1,061)          401        (1,462)
Decrease (increase) in deferred
 income taxes                                 (586)           36          (622)
--------------------------------------------------------------------------------
Net unrealized gains (losses)
 Fixed maturity securities                   1,069          (950)        2,019
 Equity securities                              31            15            16
--------------------------------------------------------------------------------
   Net unrealized gains (losses)
    on securities                          $ 1,100     $    (935)      $ 2,035
--------------------------------------------------------------------------------

*  Includes $93 million related to WNC.

   Accounting rules do not permit adjustment to fair value of the insurance liabilities supported by these securities, thereby creating volatility in shareholders' equity as interest rates change. Care should be exercised in drawing conclusions based on balance sheets that are only partially adjusted to fair value.

FIXED MATURITY SECURITIES

   At year-end 1995, fixed maturity securities included $23.8 billion of corporate bonds, $11.7 billion of mortgage-backed securities (MBSs), $1.6 billion of bonds issued by governmental agencies, and $137 million of preferred stocks with mandatory redemption provisions.

   The average credit rating of the fixed maturity securities was AA- at year-end 1995, 1994, and 1993. Average ratings by category at December 31, 1995 were as follows:

                                                                   Average
In millions                                   1995         %       Rating
--------------------------------------------------------------------------------
Investment grade                          $ 24,111         65%        A
Mortgage-backed                             11,663          31       AAA
Below investment grade                       1,439           4       BB-
--------------------------------------------------------------------------------
 Total fixed maturity securities          $ 37,213         100%      AA-
--------------------------------------------------------------------------------

   Investment Grade. Investment grade securities include bonds and preferred stocks with mandatory redemption features and have credit ratings of BBB- or higher.

   Mortgage-backed Securities.  MBSs at December 31 were invested as follows:

In millions                    1995         1994            1993
---------------------------------------------------------------------
CMOs                        $  10,466     $  9,180        $ 10,167
Pass-through securities         1,061          784             511
Commercial MBSs                   136           68              --
---------------------------------------------------------------------
 Total MBSs                 $  11,663     $ 10,032        $ 10,678
---------------------------------------------------------------------

   Collateralized mortgage obligations (CMOs) are purchased to diversify the portfolio risk characteristics from primarily corporate credit risk to a mix of credit and cash flow risk. The majority of the CMOs in the company's investment portfolio have relatively low cash flow variability. In addition, virtually all CMOs in the portfolio have minimal credit risk because the underlying collateral is guaranteed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, or the Government National Mortgage Association. These CMOs are highly liquid and offer higher yields than corporate debt securities of similar credit quality and expected average lives.

   The principal risks inherent in holding CMOs (as well as pass-through securities and other MBSs) are prepayment and extension risks arising from changes in market interest rates. In declining interest rate environments, the mortgages underlying the CMOs are prepaid more rapidly than anticipated, causing early repayment of the CMOs. In rising interest rate environments, the underlying mortgages are prepaid at a slower rate than anticipated, causing CMO principal repayments to be extended. Although early CMO repayments may result in acceleration of income from recognition of any unamortized discount, the proceeds typically are reinvested at lower current yields, resulting in a net reduction of future investment income. Proceeds from repayments of MBSs decreased from $1.8 billion in 1994 to $.7 billion in 1995. At current interest rate levels, repayments in 1996 are expected to increase slightly over 1995 levels.

   The company manages this prepayment and extension risk by investing in CMO tranches that provide for greater stability of cash flows. The mix of CMO tranches at December 31 was as follows:

In millions                    1995         1994            1993
-------------------------------------------------------------------
Planned Amortization Class  $   5,579      $ 4,546        $  4,196
Sequential                      3,268        3,144           4,088
Z (Accrual)                       973          823             912
Target Amortization Class         638          656             952
Other                               8           11              19
-------------------------------------------------------------------
 Total CMOs                 $  10,466      $ 9,180        $ 10,167
-------------------------------------------------------------------

   The Planned Amortization Class (PAC) tranche is structured to provide more certain cash flows to the investor and therefore is subject to less prepayment and extension risk than other CMO tranches. PACs derive their stability from two factors: (1) early repayments are applied first to other tranches to preserve the PACs' originally scheduled cash flows as much as possible, and (2) cash flows applicable to other tranches are applied first to the PAC if the PACs' actual cash flows are received later than originally anticipated. To take advantage of PACs' lower prepayment and extension risks, the majority of the proceeds received from early repayments in recent years were reinvested in additional PACs, causing PACs to account for 48% of total MBSs at December 31, 1995.

   Sequentials allocate all principal payments to tranches based on maturity, retiring the shortest maturity tranches first. The prepayment and extension risk associated with a


--------------------------------------------------------------------------------

                      1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------
Sequential tranche can vary as interest rates fluctuate, since Sequentials are not supported by other tranches. Sequentials include PACs that effectively function as Sequentials due to excessive early repayment of the underlying mortgages.

   The Z tranche (also known as the Accrual Class) defers all cash flows to another class until that class is paid down, at which time accumulated interest and principal are paid to the Z tranche. The Target Amortization Class tranche has protection similar to PACs in decreasing interest rate environments, but has minimal protection in increasing rate environments.

   The majority of the company's CMO portfolio trades in the open market. As such, the company obtains market prices from outside vendors. Any security price not received from a vendor is obtained from the originating broker or, in rare circumstances, is internally calculated.

   Below Investment Grade. Below investment grade securities include bonds and preferred stocks with mandatory redemption provisions that have a credit rating below BBB-. Below investment grade securities increased to 3.4% of invested assets at year-end 1995, compared to 2.8% for 1994 and 2.3% for 1993, as a result of new investments made to enhance yields while continuing to maintain asset quality at acceptable levels. These percentages compare to the life insurance industry average of 3.9% at December 31, 1994, the latest date for which information is available. Net income from below investment grade bonds, including realized investment gains (losses), was $84 million in 1995, compared to $50 million in 1994 and $49 million in 1993.

   Bonds are deemed to be non-performing when the payment of interest is sufficiently uncertain as to preclude the accrual of interest. Non-performing bonds were .01% of total fixed maturity securities at year-end 1995 and .2% at year-end 1994 and 1993.

MORTGAGE LOANS

   Mortgage loans on real estate represented 7% of invested assets at December 31, 1995, down from 8% in 1994 and 10% in 1993. Total mortgage loans increased during 1995 as a result of the Franklin Life acquisition. Mortgage loan information at December 31 was as follows:

In millions                                   1995         1994         1993
--------------------------------------------------------------------------------
Commercial                                 $ 3,060      $ 2,656      $ 2,997
Residential                                     68           84          133
Allowance for losses                           (87)         (89)         (98)
--------------------------------------------------------------------------------
 Total mortgage loans                      $ 3,041      $ 2,651      $ 3,032
--------------------------------------------------------------------------------
Foreclosures during the year               $    73      $    17      $    45
--------------------------------------------------------------------------------
Allowance for losses*                          2.8%         3.2%         3.1%
--------------------------------------------------------------------------------
Non-performing*
 Delinquent (60+ days)                         2.6%         3.0%         2.2%
 Restructured commercial loans                 2.9          2.7          2.2
--------------------------------------------------------------------------------
   Total non-performing                        5.5%         5.7%         4.4%
--------------------------------------------------------------------------------

*  Percentage of total mortgage loans before allowance for losses.

   Non-performing mortgage loans include loans delinquent 60 days or more and commercial loans that have been restructured. Non-performing mortgage loans totaled $172 million at year-end 1995, compared to $157 million and $137 million at year-end 1994 and 1993, respectively. The company's portfolio continues to outperform the life insurance industry averages for non-performing commercial mortgage loans. These averages were 12.0% at September 30, 1995, and 13.0% and 13.9% at year-end 1994 and 1993, respectively. At year-end 1995, the average yield on restructured commercial mortgage loans was 8.1%.

   Commercial mortgage loans are placed on the company's watch list if (1) the loan is delinquent 30-59 days, (2) the borrower is in bankruptcy, or (3) the loan is potentially undercollateralized. At year-end 1995, $263 million of commercial mortgage loans were on the company's watch list, compared to $239 million at year-end 1994 and $467 million at year-end 1993. The 1995 increase reflects additions of potentially undercollateralized loans and certain loans acquired in the Franklin Life acquisition. The 1994 decrease in the watch list was primarily due to improving collateral values. While the watch list loans may be predictive of higher non-performing loans in the future, American General does not anticipate a significant effect on operations, liquidity, or capital from these loans.

INVESTMENT REAL ESTATE

   Investment real estate at December 31 was as follows:

In millions                                   1995         1994       1993
--------------------------------------------------------------------------------
Land development projects                  $   366     $    372       $  491
American General Center, Houston               115          120          125
Income-producing real estate                    56           96          189
Foreclosed real estate                          75           56           69
Allowance for losses                           (35)         (80)        (102)
--------------------------------------------------------------------------------
 Total investment real estate              $   577     $    564       $  772
--------------------------------------------------------------------------------

   During 1995, the company adopted Statement of Financial Accounting Standards
(SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." With the adoption of SFAS 121, the company measures impairment of certain investment real estate based on fair value, rather than net realizable value as previously required. Additionally, on adoption, a portion of the allowance for losses was reclassified to reduce the cost basis of land development projects. To facilitate analysis, the 1994 and 1993 balances are presented on a comparable basis in the above table.

   The 1994 decrease in land development projects was due to reserve increases now reflected as reductions of cost basis. The 1995 and 1994 decreases in income-producing real estate were due to sales. No new investments in real estate were made, except for commitments on existing land development projects and foreclosures.




--------------------------------------------------------------------------------

            A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------
REALIZED INVESTMENT GAINS (LOSSES)

   Realized investment gains (losses) may vary significantly from year to year since the decision to sell investments is determined principally by considerations of investment timing and tax consequences. Realized investment gains (losses) can also result from early redemption of securities at the election of the issuer (calls) and changes in write-downs and reserves.

   Realized gains (losses) were as follows:

In millions                                   1995            1994         1993
--------------------------------------------------------------------------------
Sales of fixed maturity securities            $(14)          $(150)       $  (6)
Write-downs/reserve increases                  (54)           (123)        (298)
Calls of fixed maturity securities              32              29          129
Sales/calls of equity securities                19               9          123
Other                                           29              63           60
--------------------------------------------------------------------------------
 Total realized investment
   gains (losses)                             $ 12           $(172)       $   8
--------------------------------------------------------------------------------

   The majority of the 1995 write-down and reserve increases related to mortgage loans. Write-downs and reserve increases in 1994 and 1993 primarily related to investment real estate.

   During fourth quarter 1994, American General initiated a program to realize capital losses for tax purposes to offset prior period capital gains. During 1995, the company received a tax refund of $46 million, generated by $126 million in net capital losses realized in fourth quarter 1994 primarily through the sale of fixed maturity securities. Due to declining interest rates during 1995, which resulted in increasing values of the company's fixed maturity securities, no additional capital losses were realized under this program.

   The company realized net capital gains of $256 million in 1993 that can be used for tax loss carryback purposes in 1996. The ability of the company to generate capital losses in 1996 sufficient to offset these capital gains is dependent on future interest rate levels and alternative tax planning strategies. Net capital gains of $162 million realized in 1992 expired for tax loss carryback purposes in 1995.

ASSET/LIABILITY MANAGEMENT

OBJECTIVES

   Asset/liability management is performed on an ongoing basis for each operating company as well as on an aggregate basis. The primary objective of the company's asset/liability management program is to maintain a reasonable balance in the durations of assets and liabilities, while achieving profitability objectives. An additional objective of the asset/liability management program is to manage the Consumer Finance segment's spread between the yield on finance receivables and borrowing costs.

RETIREMENT ANNUITIES AND LIFE INSURANCE

   The asset/liability management program of the Retirement Annuities and Life Insurance segments is designed to maximize long-term profitability, subject to pre-established risk constraints. These risk constraints include: (1) minimizing the exposure of the company's surplus to fluctuations in interest rates, (2) ensuring adequate liquidity to meet liability cash flow requirements, and (3) maintaining an adequate level of statutory equity.

   Interest Rates. The company responds to fluctuations in interest rates through periodic repricing of new products and adjustment of interest crediting rates on existing products where possible. The company's ability to manage interest crediting rates is largely due to the nature of its insurance and annuity products. At December 31, 1995, approximately 82% of the insurance and annuity liabilities were subject to interest crediting adjustments. Insurance and annuity liabilities at December 31 were as follows:

In millions                               1995           1994            1993
--------------------------------------------------------------------------------
Retirement annuities                    $20,147        $18,656         $17,029
Traditional and participating life        7,679          4,334           4,199
Interest-sensitive life                   3,253          2,933           2,664
Other annuities                           5,578          3,029           2,765
Other                                     1,326            671             582
--------------------------------------------------------------------------------
 Total insurance and
   annuity liabilities                  $37,983        $29,623         $27,239
--------------------------------------------------------------------------------

   The average investment yield, interest crediting rate, and investment spread for the primary operating companies in the Retirement Annuities and Life Insurance segments for the years ended December 31 were as follows:

                                        1995            1994            1993
--------------------------------------------------------------------------------
VALIC
 Investment yield*                      8.24%           8.37%           8.94%
 Crediting rate                         6.41            6.57            7.28
--------------------------------------------------------------------------------
   Investment spread                    1.83%           1.80%           1.66%
--------------------------------------------------------------------------------
American General Life
 Investment yield*                      7.95%           8.05%           8.72%
 Crediting rate                         5.91            5.91            6.20
--------------------------------------------------------------------------------
   Investment spread                    2.04%           2.14%           2.52%
--------------------------------------------------------------------------------
American General Life and Accident
 Investment yield*                      8.78%           8.97%           9.69%
 Crediting rate                         6.82            6.78            6.93
--------------------------------------------------------------------------------
   Investment spread                    1.96%           2.19%           2.76%
--------------------------------------------------------------------------------
Franklin Life
 Investment yield*                      8.61%
 Crediting rate                         6.65
------------------------------------------------
   Investment spread                    1.96%
------------------------------------------------

*  Excludes fair value adjustment.

   Despite declining yields due to lower interest rates, interest spread management programs have maintained overall margins on interest-sensitive products within product pricing assumptions. Total investment spreads have declined in the life insurance companies because some large blocks of traditional in force business have crediting rates that cannot be adjusted when investment yields fluctuate. Overall investment spreads on these products are still within product pricing assumptions.




--------------------------------------------------------------------------------

                      1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------
   Liquidity. The company targets duration relationships by aligning new cash flows with specific duration objectives and, to a lesser extent, through portfolio restructuring actions. The most recent estimated duration of the company's insurance and annuity liabilities was in the range of 4.7 to 5.7 years, while the estimated duration of the assets supporting these liabilities was 4.9 years. The company's insurance reserves are supported by high-quality, low-risk investments, including investment grade fixed maturity securities, mortgage-backed securities, mortgage loans, and policy loans. The company did not use derivative financial instruments or off-balance-sheet transactions in any material way for asset/liability management purposes during the three years ended December 31, 1995.

   Cash flow testing of assets and liabilities is performed at least annually under multiple interest rate scenarios to evaluate the appropriateness of the company's investment portfolios relative to its insurance reserves. Cash flow testing performed as of December 31, 1995 indicated that the company's insurance subsidiaries would have future surplus after meeting their insurance obligations.

   Statutory Equity. The operating companies in the Retirement Annuities and Life Insurance segments have strong statutory equity. See "Solvency Regulation" on page 25 for a discussion of the operating companies' risk-based capital ratios.

CONSUMER FINANCE

   The company funds its finance receivables with equity and a combination of fixed-rate debt, principally long-term, and floating-rate or short-term debt, principally commercial paper. The company's mix of fixed-rate and floating-rate debt is a management decision based in part on the nature of the receivables being supported. The company limits its exposure to market interest rate increases by fixing interest rates it pays for term periods. The primary means by which the company accomplishes this is through the issuance of fixed-rate debt. The company also uses interest rate swap agreements to synthetically create fixed-rate debt by altering the nature of floating-rate debt, thereby limiting its exposure to interest rate movements.

   Growth in higher-yielding finance receivables, partially offset by higher cost of borrowings in 1995, has resulted in increases in the spread between yield and borrowing costs. The yield on finance receivables, cost of borrowings, and spread for the years ended December 31 were as follows:

                                         1995            1994            1993
--------------------------------------------------------------------------------
Yield on finance receivables            18.02%          17.58%          16.95%
Cost of borrowings                       7.01            6.60            6.67
--------------------------------------------------------------------------------
 Spread                                 11.01%          10.98%          10.28%
--------------------------------------------------------------------------------

CAPITAL REQUIREMENTS

   The overall financial strength of American General and its subsidiaries is based on consolidated shareholders' equity of $5.8 billion and is confirmed by strong ratings for both debt-paying and claims-paying ability.

   For analysis of capital requirements, corporate capital and the business segments are discussed separately.

CORPORATE CAPITAL

   Total capital of the parent company is referred to as "corporate capital." Since the parent company is a holding company, the level of corporate capital is determined primarily by the required equity of its business segments, while the mix of corporate capital between debt and equity is influenced by overall corporate strategy and structure. At year-end 1995, corporate capital totaling $8.2 billion was comprised of $1.7 billion of corporate debt, $729 million of redeemable equity, and $5.8 billion of shareholders' equity.

   During 1995, the parent company issued $450 million of long-term debt. The company's current corporate debt ratings are as follows:

                     Commercial Paper     Long-term Debt
----------------------------------------------------------
Standard & Poor's   A-1+     (Highest)    AA-  (Strong)
Duff & Phelps       Duff 1+  (Highest)    AA-  (Strong)
Moody's             P-1      (Highest)    A1   (Strong)
----------------------------------------------------------

   Excluding unrealized gains (losses) on securities, corporate debt was 24% and redeemable equity was 10% of corporate capital at year-end 1995. The ratio of corporate debt to corporate capital increased to 35% at January 31, 1995 with the issuance of short-term debt to initially finance the Franklin Life acquisition, but was subsequently reduced by the issuance of $729 million of redeemable equity, discussed below. Management expects to maintain the ratio of corporate debt to corporate capital at or below 25% and the ratio of redeemable equity to corporate capital at or below 10% in 1996.

   During 1995, two wholly-owned subsidiaries of the company were incorporated for the purpose of completing public offerings of three issues of Monthly Income Preferred Securities (Preferred Securities) totaling $752 million, with net proceeds of $729 million. Net proceeds of $485 million from the issuance of non-convertible Preferred Securities were used to refinance a portion of the short-term debt related to the Franklin Life acquisition. Net proceeds of $244 million from the issuance of convertible Preferred Securities were used to refinance short-term real estate-related debt. Dividends paid on Preferred Securities are deductible for federal income tax purposes.

   The anticipated first quarter 1996 acquisition of Independent for total consideration of $362 million calls for Independent's shareholders to elect to receive from among cash, American General common stock, and a new issue




--------------------------------------------------------------------------------

            A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------
of American General 7% mandatorily convertible preferred stock. Cash and preferred stock elections by Independent's shareholders will each be limited to 50% of the aggregate consideration. The cash portion of the purchase price will be financed through short-term borrowings. Common stock will be issued from shares currently held in treasury. The preferred stock will be noncallable for four years, and each share is mandatorily convertible into not more than one share of American General common stock during the fifth year.

RETIREMENT ANNUITIES AND LIFE INSURANCE SEGMENTS

   The amount of statutory equity required to support the business of American General's Retirement Annuities and Life Insurance segments is principally a function of three factors: (1) the quality of the assets invested to support insurance and annuity reserve liabilities, (2) the mortality risk of the life insurance in force, and (3) the interest-rate risk resulting from potential mismatching of asset and liability durations. Each of these items is a key factor in the National Association of Insurance Commissioners' (NAIC) risk-based capital (RBC) formula, used to evaluate the adequacy of a life insurance company's statutory equity (see "Solvency Regulation" on page 25).

   Rating agencies use the NAIC approach as one of the factors in determining an insurance company's claims-paying ability rating. American General's target statutory equity for each of its life insurance and annuity subsidiaries is 2.5 times the Company Action Level RBC. At December 31, 1995, all of the company's life insurance and annuity subsidiaries had statutory equity equal to or in excess of 2.45 times Company Action Level RBC.

   The current claims-paying ability ratings of the company's principal insurance and annuity subsidiaries are as follows:

                                     American
                       American    General Life  Franklin
             VALIC   General Life  and Accident    Life
-----------------------------------------------------------
A.M. Best    A++         A++           A++          A+
Standard &
 Poor's      AAA         AAA           AAA          AA
Duff &
 Phelps      AAA         AAA            --          AA+
Moody's      Aa2         Aa3            --          Aa3
-----------------------------------------------------------

CONSUMER FINANCE SEGMENT

   The capital of American General's Consumer Finance segment varies directly with the amount of finance receivables outstanding. The capital mix of consumer finance debt and equity is based primarily upon maintaining leverage at a level that supports cost-effective funding.

   The ratio of debt to tangible net worth (equity less goodwill and the fair value adjustment on securities), a key measure of financial risk in the consumer finance industry, was 7.5 to 1 for the Consumer Finance segment at year-end 1995, 1994, and 1993. Management expects to maintain the current level of debt to tangible net worth.

   At year-end 1995, consumer finance capital increased to $8.8 billion, compared to $8.3 billion a year earlier, primarily due to an increase in debt to support an increase in finance receivables. The 1995 capital included $7.5 billion of consumer finance debt, which is not guaranteed by the parent company, and $1.3 billion of equity. Segment equity was increased during fourth quarter 1995 by an $80 million capital contribution from the parent company to support the increased allowance for finance receivable losses. This capital contribution enabled the segment to maintain leverage at its target ratio of debt to tangible net worth (7.5 to 1).

   The current consumer finance debt ratings are as follows:

                     Commercial Paper     Long-term Debt
---------------------------------------------------------
Standard & Poor's   A-1+     (Highest)    A+   (Strong)
Duff & Phelps       Duff 1+  (Highest)    A+   (Strong)
Moody's             P-1      (Highest)    A1   (Strong)
---------------------------------------------------------

LIQUIDITY

   American General's overall liquidity is based on cash flows from each of its business segments and its ability to borrow in both the long-term and short-term markets at competitive rates. American General believes that its overall sources of liquidity will continue to be sufficient to satisfy its foreseeable financial obligations.

PARENT COMPANY

   Operating cash flow for the parent company includes dividends from the business segments, partially offset by interest and other expenses not allocated to the segments.

   While the subsidiaries are restricted in the amount of dividends they may pay to the parent company as discussed in Note 19.1, these restrictions are not expected to affect the ability of the parent company to meet its cash obligations in 1996.

   During 1995, operating cash flow of the parent company of $369 million was used to pay dividends to shareholders, to buy back common stock, and to pay interest on corporate debt.

   In 1995, the company purchased 1.2 million shares of its common stock at a cost of $40 million, compared to 9.5 million shares ($262 million) and 2.7 million shares ($78 million) in 1994 and 1993, respectively. Since inception of the share buyback program in 1987, 98.3 million American General common shares, or 33% of the total shares then outstanding, have been purchased for an aggregate cost of $1.9 billion.




--------------------------------------------------------------------------------

                      1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------

RETIREMENT ANNUITIES AND LIFE INSURANCE SEGMENTS

   In 1995, the Retirement Annuities and Life Insurance segments generated $2.9 billion of cash, composed of $1.8 billion from operations and $1.1 billion from net policyholder fixed account deposits. This compares to total cash generated of $2.5 billion in 1994 and $3.1 billion in 1993. The 1995 increase resulted from cash flows of Franklin Life's operations, partially offset by a decrease in net policyholder fixed account deposits. The decrease from 1993 to 1994 was the result of policyholders seeking higher returns in equity-based investments, including the company's Separate Accounts.

   The major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities, and dividends paid to the parent company. These segments paid dividends to the parent company of $323 million in 1995, compared to $367 million in 1994 and $506 million in 1993. In addition, Franklin Life loaned $116 million to a subsidiary of the parent company in 1995, which was used to pay down short-term debt.

CONSUMER FINANCE SEGMENT

   Operating cash flow for the Consumer Finance segment includes net income adjusted for non-cash items such as the provision for finance receivable losses and the amortization of intangible assets. In 1995, operating cash flow totaled $658 million, an increase from $511 million and $479 million in 1994 and 1993, respectively.

   The 1995 operating cash flow, coupled with net proceeds from increased debt, generated total cash flow of $1.0 billion, compared to $1.8 billion in 1994 and $833 million in 1993. This cash was used to fund the net increase in receivables and to pay dividends to the parent company. Dividends paid to the parent company totaled $33 million in 1995, net of an $80 million capital contribution, compared to dividends of $140 million in 1994 and $163 million in 1993. Dividend levels are adjusted to maintain the ratio of debt to tangible net worth at 7.5 to 1.

   Operating cash flow and access to money and capital markets, resulting from strong long-term debt and commercial paper ratings, are expected to satisfy 1996 cash requirements, including long-term debt maturities.

CREDIT FACILITIES

   At December 31, 1995, committed credit facilities totaled $3.2 billion with 51 domestic and foreign banks. While the principal purpose of these facilities is to support the issuance of commercial paper, they also provide an additional source of cash to American General and its subsidiaries.

ACQUISITION-RELATED GOODWILL

   In 1993, the company recorded a $300 million non-cash write-down of acquisition-related goodwill in the Life Insurance segment. This write-down was one of the decisions resulting from a strategic review of the company's four ordinary life insurance subsidiaries, primarily American General Life (AGL), begun in 1993. The strategic review was initiated to assess alternatives for optimizing the use of capital allocated to these subsidiaries in light of increasing public market multiples for life insurance companies in early 1993 and new RBC requirements facing the life insurance industry. While AGL had been profitable in recent years, it operated in increasingly competitive markets and its performance was not meeting management's expectations, particularly in comparison to the company's other businesses.

   In connection with the strategic review, the company retained an outside advisor to assess AGL's market value, assuming the company chose to sell AGL. The outside advisor's report, received on November 22, 1993, indicated that AGL's fair value was below its book value. This report, together with the marketing and profitability review performed by management, suggested an impairment of AGL's goodwill. The primary source of AGL's goodwill was the $1.2 billion acquisition of the Gulf United insurance operations in 1984. Since that time, there had been a series of consolidations within the company's ordinary life insurance operations. In addition, AGL's marketing focus gradually changed, causing a decline in the acquired agency force and its in force business. In the past several years, AGL's business mix also continued to shift from life insurance to annuities, which have different distribution systems and lower investment spreads. Management concluded, based on the cumulative effect of these trends and the outside advisor's report, that a portion of goodwill was permanently impaired.

   Following a special board of directors meeting on November 29, 1993, the company announced the board's decision to retain AGL and a related New York subsidiary, seek future growth through acquisitions, sell two special niche life insurance subsidiaries, and write down $300 million of goodwill associated with the four subsidiaries. While the write-down resulted in a $164 million net loss in fourth quarter 1993, it did not affect the company's debt or claims-paying ability ratings and is not expected to have a material impact on future operating results.

ECONOMIC FACTORS

   Interest Rates. The pricing and profit margins of the products and services offered by American General's operating subsidiaries are sensitive to interest rates. See the discussion of the company's asset/liability management program beginning on page 21.




--------------------------------------------------------------------------------

            A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

   Competition. Insurance and annuity providers currently face strong competition from mutual fund companies for consumers' savings and investments. Additionally, the U.S. Supreme Court ruled in January 1995 that national banks also may compete with insurance companies in the sale of annuities. VALIC currently sells variable annuities to specialized markets for qualified retirement plans through NASD-licensed representatives. American General's life insurance companies sell annuities through their own agency distribution systems and through a network of financial institutions. As a result, the impact of the Supreme Court's decision on American General's insurance operations has been minimal.

   The company's Consumer Finance segment competes with other types of financial institutions which offer similar products and services. Competition in financial services markets is intense due to an increase in the number and sophistication of financial products, technological improvements, and more rapid communication.

   Taxation. Tax laws affect not only the way American General is taxed but also the design of many of its products. Changes in tax laws or regulations could adversely affect operating results. The Revenue Reconciliation Act of 1993 increased the federal corporate tax rate by 1% and caused an increase in current taxes and a one-time increase in deferred income taxes, which together decreased net income by $30 million in 1993. A proposal is currently pending that would eliminate the deductibility of dividends paid on certain preferred securities. This proposal, however, is not expected to impact the tax status of previously issued preferred securities.

   Solvency Regulation. Insurance regulators monitor asset quality and capital adequacy of the insurance industry.

   The NAIC uses the risk-based capital (RBC) formula to evaluate the adequacy of life insurance companies' statutory capital and surplus. The RBC formula specifies weighting factors that are applied to financial balances or levels of activity of each company, based on the perceived degree of risk, to calculate RBC. The formula focuses on: (1) asset impairment risks, (2) insurance risks,
(3) interest rate risks, and (4) general business risks. The "Company Action Level" RBC ratio (RBC ratio) is determined by dividing a life insurance company's total adjusted capital by its calculated RBC.

   The RBC requirements provide for four different levels of regulatory attention depending on an insurance company's RBC ratio. The least severe of these is the "Company Action Level." It is triggered if a company's RBC ratio is less than 100% but greater than or equal to 75%, or if a negative trend (as defined by the regulations) has occurred and the company's RBC ratio is less than 125%. At the "Company Action Level," the company must submit a comprehensive financial plan to the state insurance commissioner that discusses proposed corrective actions to improve its capital position.

   Calculations at December 31, 1995, using the RBC formula, indicate that each of the company's Life Insurance and Retirement Annuities subsidiaries' total adjusted capital is equal to or greater than 245% of amounts required at the "Company Action Level." The company believes that its statutory capital is more than adequate to satisfy its foreseeable financial obligations.

   Market Conduct. In addition to monitoring financial solvency, insurance regulators monitor market conduct, such as sales and advertising practices, agent licensing and compensation, policyholder service, complaint handling, underwriting, and claims practices. Regulatory scrutiny in this area has increased as a result of negative publicity in recent years regarding the market misconduct of various insurers, particularly with respect to agent misrepresentation and policy replacement practices. The NAIC and individual state insurance departments have proposed or adopted new policies designed to better regulate life insurance sales illustrations, sales practices in connection with replacing policies, and agent compensation. In addition, the major trade association for the life insurance industry, the American Council of Life Insurance, is developing a code of ethical life insurance market conduct and an accompanying assessment process.

   American General is not aware of any existing or pending regulatory actions concerning market conduct that would materially affect the company's operations. However, as a result of these various developments, market conduct compliance costs may increase for American General's insurance and annuity subsidiaries.

   Guaranty Associations. All 50 states have laws requiring life insurance companies to pay assessments to state guaranty associations to protect the interests of policyholders of insolvent life insurance companies. A portion of these assessments can be recovered against the payment of future premium taxes; however, changes in state laws could decrease the amount available for recovery. See Note 9 for amounts assessed and accrued by the company under such laws.

   Litigation. American General and certain of its subsidiaries are defendants in various lawsuits and proceedings arising in the normal course of business. Some of these lawsuits and proceedings arise in jurisdictions such as Alabama that permit punitive damages disproportionate to the actual damages alleged. In light of the uncertainties inherent in any litigation, no assurances can be given as to the ultimate outcome of these lawsuits and proceedings. However, American General and its subsidiaries believe that there are meritorious defenses for all of these claims and are defending them vigorously. See Note
19.2 for specific legal proceedings involving the company.

   Environmental. American General's principal exposure to environmental regulation arises from its ownership of investment real estate. Probable costs related to environmental cleanup are immaterial.


--------------------------------------------------------------------------------

                      1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME


AMERICAN GENERAL CORPORATION

For the Years Ended December 31,
In millions, except per share data

                                                                                     1995          1994          1993
------------------------------------------------------------------------------------------------------------------------
REVENUES            Premiums and other considerations                            $   1,753      $  1,210      $  1,252
                    Net investment income                                            3,095         2,493         2,437
                    Finance charges                                                  1,492         1,248         1,083
                    Realized investment gains (losses)                                  12          (172)            8
                    Equity in earnings of Western National Corporation                  43            --            --
                    Other                                                              100            62            49
                    ----------------------------------------------------------------------------------------------------
                          Total revenues                                             6,495         4,841         4,829
------------------------------------------------------------------------------------------------------------------------
BENEFITS AND        Insurance and annuity benefits                                   3,047         2,224         2,311
EXPENSES            Operating costs and expenses                                     1,007           801           749
                    Commissions                                                        511           400           417
                    Change in deferred policy acquisition costs and
                       cost of insurance purchased                                    (168)         (126)         (196)
                    Provision for finance receivable losses                            574           214           163
                    Write-down of acquisition-related goodwill                          --            --           300
                    Interest expense
                       Corporate                                                       156           110           108
                       Consumer Finance                                                518           416           375
                    ----------------------------------------------------------------------------------------------------
                          Total benefits and expenses                                5,645         4,039         4,227
------------------------------------------------------------------------------------------------------------------------
EARNINGS            Income before income tax expense                                   850           802           602
                    Income tax expense                                                 286           289           352
                    ----------------------------------------------------------------------------------------------------
                    Income before net dividends on preferred securities                564           513           250
                    Net dividends on preferred securities of subsidiaries               19            --            --
                    ----------------------------------------------------------------------------------------------------
                    Income before cumulative effect of accounting changes              545           513           250
                    Cumulative effect of accounting changes                             --            --           (46)
                    ----------------------------------------------------------------------------------------------------
                          Net income                                             $     545      $    513      $    204
------------------------------------------------------------------------------------------------------------------------
SHARE DATA          Income before cumulative effect of accounting changes        $    2.64      $   2.45      $   1.15
                    Cumulative effect of accounting changes                             --            --          (.21)
                    ----------------------------------------------------------------------------------------------------
                          Net income per share                                   $    2.64      $   2.45      $    .94
                    ----------------------------------------------------------------------------------------------------
                    See Notes to Financial Statements.




--------------------------------------------------------------------------------

            A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET


AMERICAN GENERAL CORPORATION

At December 31,
In millions, except share data

                                                                                      1995          1994          1993
------------------------------------------------------------------------------------------------------------------------
ASSETS              Investments
                       Fixed maturity securities (amortized cost: $34,590;
                          $27,087; $24,885)                                      $  37,213      $ 25,700      $ 26,479
                       Mortgage loans on real estate                                 3,041         2,651         3,032
                       Equity securities (cost: $138; $202; $182)                      186           224           233
                       Policy loans                                                  1,605         1,197         1,156
                       Investment real estate                                          577           564           772
                       Other long-term investments                                     179           152           137
                       Short-term investments                                          103           209            67
                    ----------------------------------------------------------------------------------------------------
                            Total investments                                       42,904        30,697        31,876
                    ----------------------------------------------------------------------------------------------------
                    Cash                                                               161            45             6
                    Finance receivables, net                                         7,918         7,694         6,390
                    Investment in Western National Corporation                         407           274            --
                    Deferred policy acquisition costs                                1,625         2,563         1,451
                    Cost of insurance purchased                                        504           168           186
                    Acquisition-related goodwill                                       577           597           618
                    Other assets                                                     1,887         1,356         1,358
                    Assets held in Separate Accounts                                 5,170         2,901         2,097
                    ----------------------------------------------------------------------------------------------------
                            Total assets                                         $  61,153      $ 46,295      $ 43,982
------------------------------------------------------------------------------------------------------------------------
LIABILITIES         Insurance and annuity liabilities                            $  37,983      $ 29,623      $ 27,239
                    Debt (short-term)
                       Corporate ($553; $1,000; $726)                                1,723         1,836         1,686
                       Consumer Finance ($2,490; $2,777; $1,824)                     7,470         7,090         5,843
                    Income tax liabilities                                           1,268           721         1,241
                    Other liabilities                                                1,009           620           739
                    Liabilities related to Separate Accounts                         5,170         2,901         2,097
                    ----------------------------------------------------------------------------------------------------
                            Total liabilities                                       54,623        42,791        38,845
------------------------------------------------------------------------------------------------------------------------
REDEEMABLE          Company-obligated mandatorily redeemable preferred securities
EQUITY                 of subsidiaries holding solely company subordinated notes
                          Non-convertible                                              485            --            --
                          Convertible                                                  244            --            --
                    Common stock subject to put contracts                               --            47            --
                    ----------------------------------------------------------------------------------------------------
                            Total redeemable equity                                    729            47            --
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'       Common stock (shares issued: 220,122,120;
EQUITY                 outstanding: 203,948,246; 203,051,907; 214,157,548)             364           364           365
                    Net unrealized gains (losses) on securities                      1,100          (935)          709
                    Retained earnings                                                4,787         4,495         4,229
                    Cost of treasury stock                                            (450)         (467)         (166)
                    ----------------------------------------------------------------------------------------------------
                            Total shareholders' equity                               5,801         3,457         5,137
                    ----------------------------------------------------------------------------------------------------
                            Total liabilities and equity                         $  61,153      $ 46,295      $ 43,982
                    ----------------------------------------------------------------------------------------------------
                    See Notes to Financial Statements.




--------------------------------------------------------------------------------

                      1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


AMERICAN GENERAL CORPORATION

For the Years Ended December 31,
In millions, except per share data

                                                                                      1995          1994          1993
------------------------------------------------------------------------------------------------------------------------
COMMON              Balance at beginning of year                                 $     364      $    365      $    368
STOCK               Treasury shares issued and other                                    --            (1)           (3)
                    ----------------------------------------------------------------------------------------------------
                       Balance at end of year                                          364           364           365
------------------------------------------------------------------------------------------------------------------------
NET UNREALIZED      Balance at beginning of year                                      (935)          709            88
GAINS (LOSSES)      Change during year                                               2,035        (1,644)          (55)
ON SECURITIES       Effect of accounting change                                         --            --           676
                    ----------------------------------------------------------------------------------------------------
                       Balance at end of year                                        1,100          (935)          709
------------------------------------------------------------------------------------------------------------------------
RETAINED            Balance at beginning of year                                     4,495         4,229         4,263
EARNINGS            Net income                                                         545           513           204
                    Dividends paid (per share: $1.24; $1.16; $1.10)                   (254)         (243)         (238)
                    Other                                                                1            (4)           --
                    ----------------------------------------------------------------------------------------------------
                       Balance at end of year                                        4,787         4,495         4,229
------------------------------------------------------------------------------------------------------------------------
COST OF             Balance at beginning of year                                      (467)         (166)         (103)
TREASURY            Purchases on the open market                                       (40)         (262)          (78)
STOCK               Expiration (issuance, net of premiums) of put contracts             47           (43)           --
                    Other                                                               10             4            15
                    ----------------------------------------------------------------------------------------------------
                       Balance at end of year                                         (450)         (467)         (166)
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'
EQUITY                 Balance at end of year                                    $   5,801      $  3,457      $  5,137
                    ----------------------------------------------------------------------------------------------------
                    See Notes to Financial Statements.


CONSOLIDATED STATEMENT OF STOCK ACTIVITY


AMERICAN GENERAL CORPORATION

For the Years Ended December 31,
In thousands of shares

                                                                                      1995          1994          1993
------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
ISSUED              Balance at beginning and end of year                           220,122       220,122       220,122
------------------------------------------------------------------------------------------------------------------------
TREASURY            Balance at beginning of year                                   (17,070)       (5,964)       (3,865)
SHARES              Purchases on the open market                                    (1,187)       (9,536)       (2,655)
                    Expiration (issuance) of put contracts                           1,700        (1,700)           --
                    Issuance under employee benefit plans                              383           130           556
                    ----------------------------------------------------------------------------------------------------
                       Balance at end of year                                      (16,174)      (17,070)       (5,964)
------------------------------------------------------------------------------------------------------------------------
OUTSTANDING
SHARES                 Balance at end of year                                      203,948       203,052       214,158
                    ----------------------------------------------------------------------------------------------------
                    See Notes to Financial Statements.


--------------------------------------------------------------------------------

            A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS


AMERICAN GENERAL CORPORATION

For the Years Ended December 31,
In millions

                                                                                      1995          1994          1993
------------------------------------------------------------------------------------------------------------------------
OPERATING           Income before cumulative effect of accounting changes        $     545      $    513      $    250
ACTIVITIES          Reconciling adjustments to net cash provided by
                       operating activities
                          Insurance and annuity liabilities                          1,361         1,007         1,012
                          Deferred policy acquisition costs and cost of
                            insurance purchased                                       (168)         (126)         (196)
                          Provision for finance receivable losses                      574           214           163
                          Realized investment (gains) losses                           (66)           49          (306)
                          Investment write-downs and reserves                           54           123           298
                          Write-down of acquisition-related goodwill                    --            --           300
                          Other, net                                                   (77)         (280)          180
                    ----------------------------------------------------------------------------------------------------
                            Net cash provided by operating activities                2,223         1,500         1,701
------------------------------------------------------------------------------------------------------------------------
INVESTING           Investment purchases                                            (7,734)       (7,239)       (9,499)
ACTIVITIES          Investment calls, maturities, and sales                          5,601         5,566         6,984
                    Finance receivable originations or acquisitions                 (5,786)       (5,827)       (4,320)
                    Finance receivable principal payments received                   4,927         4,323         3,797
                    Acquisition of Franklin Life                                      (920)           --            --
                    Investment in Western National Corporation                          --          (274)           --
                    Proceeds from sale of subsidiary                                    --            95            --
                    Other, net                                                          16          (205)         (151)
                    ----------------------------------------------------------------------------------------------------
                            Net cash used for investing activities                  (3,896)       (3,561)       (3,189)
------------------------------------------------------------------------------------------------------------------------
FINANCING           Retirement Annuities and Life Insurance
ACTIVITIES             Policyholder account deposits                                 3,045         2,583         2,656
                       Policyholder account withdrawals                             (1,965)       (1,345)         (934)
                    ----------------------------------------------------------------------------------------------------
                          Total Retirement Annuities and Life Insurance              1,080         1,238         1,722
                    ----------------------------------------------------------------------------------------------------
                    Consumer Finance
                       Net increase (decrease) in short-term debt                     (287)          953          (106)
                       Long-term debt issuances                                      1,577         1,136         1,005
                       Long-term debt redemptions                                     (914)         (846)         (545)
                    ----------------------------------------------------------------------------------------------------
                          Total Consumer Finance                                       376         1,243           354
                    ----------------------------------------------------------------------------------------------------
                    Corporate
                       Net increase (decrease) in short-term debt                     (447)          272          (370)
                       Long-term debt issuances                                        433           100           100
                       Long-term debt redemptions                                     (100)         (247)          (31)
                       Issuance of preferred securities of subsidiaries                729            --            --
                       Common share dividend payments                                 (254)         (243)         (238)
                       Common share purchases                                          (35)         (264)          (72)
                       Other, net                                                        7             1            12
                    ----------------------------------------------------------------------------------------------------
                          Total Corporate                                              333          (381)         (599)
                    ----------------------------------------------------------------------------------------------------
                            Net cash provided by financing activities                1,789         2,100         1,477
------------------------------------------------------------------------------------------------------------------------
NET CHANGE          Net increase (decrease) in cash                                    116            39           (11)
IN CASH             Cash at beginning of year                                           45             6            17
                    ----------------------------------------------------------------------------------------------------
                            Cash at end of year                                  $     161      $     45      $      6
                    ----------------------------------------------------------------------------------------------------
                    See Notes to Financial Statements.




--------------------------------------------------------------------------------

                      1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

1.1   BUSINESS SEGMENTS

   American General Corporation (American General or the company) is one of the nation's largest diversified financial services organizations. Headquartered in Houston, it provides retirement annuities, consumer loans, and life insurance products to more than eight million households throughout the United States, Canada, Puerto Rico, and the U.S. Virgin Islands. American General reports the results of its business operations in three segments.

   Retirement Annuities. The Variable Annuity Life Insurance Company (VALIC) provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and not-for-profit organizations. VALIC markets products nationwide to 900,000 customers through a national network of 850 sales representatives. VALIC holds the strongest claims-paying ability ratings available in the life insurance industry from three rating agencies.

   Consumer Finance. American General Finance, Inc. and its subsidiaries (AGF) provide consumer and home equity loans, credit cards, and credit-related insurance products to 3.2 million customers through a network of 1,400 branch offices in 41 states, Puerto Rico, and the U.S. Virgin Islands. AGF also operates financing programs through 20,000 retail merchants. AGF holds debt ratings that are among the strongest in the consumer finance industry.

   Life Insurance. American General's life insurance companies provide life insurance and annuity products to over five million customers throughout the United States through 14,000 sales representatives and general agents. This customer base is served by American General Life Insurance Company (AGL), American General Life and Accident Insurance Company (AGLA), and, since January 1995, The Franklin Life Insurance Company (Franklin Life). AGL serves the estate planning needs of middle- and upper-income households and the insurance needs of small- to medium-size businesses. AGLA concentrates on meeting the basic life insurance needs of families with modest incomes. Franklin Life provides life insurance to middle-income households, primarily in the Midwest. These companies hold claims-paying ability ratings that are among the strongest in the life insurance industry.

1.2   SEGMENT RESULTS

   Results of each of these segments include earnings from its business operations and earnings on that amount of equity considered necessary to support its business. Business segment information, reconciled to consolidated amounts, was as follows:

                                    Revenues                Income before Taxes(a)              Assets
                         ---------------------------    ---------------------------- ------------------------------
In millions                 1995     1994      1993        1995    1994       1993     1995      1994       1993
-------------------------------------------------------------------------------------------------------------------
Retirement Annuities      $1,655    $1,537   $1,470    $  305    $  282      $ 240   $27,084    $22,007   $20,896
Consumer Finance           1,790     1,491    1,282       115(b)    392        330     9,466      8,949     7,641
Life Insurance             2,956     1,932    2,054       542       399        152(c) 23,592     14,156    14,192
-------------------------------------------------------------------------------------------------------------------
 Total business segments   6,401     4,960    4,806       962     1,073        722    60,142     45,112    42,729
-------------------------------------------------------------------------------------------------------------------
Corporate                    131       105       65      (127)(d)   (99)(d)   (129)(d) 1,317      1,391     1,506
Realized investment gains
 (losses)                     12      (172)       8        12      (172)         8        --         --        --
Intersegment eliminations    (49)      (52)     (50)        3        --          1      (306)      (208)     (253)
-------------------------------------------------------------------------------------------------------------------
 Consolidated             $6,495    $4,841   $4,829    $  850    $  802      $ 602   $61,153    $46,295   $43,982
-------------------------------------------------------------------------------------------------------------------


(a) Excludes net dividends on preferred securities of subsidiaries and cumulative effect of accounting changes.
(b) Decrease in 1995 primarily due to $266 million increase in the allowance for finance receivable losses.
(c)  Includes $300 million write-down of goodwill.
(d)  Primarily interest on corporate debt.


--------------------------------------------------------------------------------

           A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

2.  ACQUISITIONS AND DIVESTITURES

2.1   FRANKLIN LIFE

   On January 31, 1995, the company acquired American Franklin Company (AFC), the holding company of Franklin Life, for $1.17 billion. The purchase price consisted of $920 million paid in cash at closing and a $250 million cash dividend paid by AFC to its former parent prior to closing. The permanent financing of this acquisition, including related issue costs, consisted of $150 million of short-term debt, $300 million of senior long-term fixed-rate debt, and $502 million of non-convertible preferred securities. The acquisition was accounted for using the purchase method, and the results of operations of Franklin Life are included in the consolidated statement of income from the date of acquisition.

2.2   WESTERN NATIONAL CORPORATION

   On December 23, 1994, the company acquired a 40% interest in Western National Corporation (WNC), the holding company of Western National Life Insurance Company, through the acquisition of 24,947,500 shares of WNC common stock for $274 million in cash. For accounting purposes, the acquisition was recorded on an equity basis, using the purchase method. The purchase price was approximately $139 million greater than the underlying net assets of WNC. This amount has been allocated to WNC's individual assets and liabilities based on their fair values as of the acquisition date, and will be amortized into income over the lives of the specific assets or liabilities. Approximately $137 million of the difference is attributed to goodwill, which will be amortized on a straight-line basis over 20 years. At December 31, 1995, the fair value of the WNC shares held was $402 million.

2.3   PRO FORMA INFORMATION (UNAUDITED)

   The following unaudited pro forma information presents the consolidated results of operations of the company and AFC and reflects the company's 40% equity in the earnings of WNC for the years ended December 31, 1995 and 1994. The pro forma information is presented as if the acquisitions had been effective at January 1, 1994, after giving effect to adjustments to reflect the acquisitions and the permanent financing of the AFC acquisition. This information is intended for informational purposes only and may not be indicative of the company's future results of operations.

In millions, except share data           1995       1994
----------------------------------------------------------
Total revenues                         $  6,575  $  5,921
Income before income tax expense            869       952
Income before net dividends on
 preferred securities                       576       607
Net income                                  543       580
Net income per share                       2.63      2.77
----------------------------------------------------------
Average fully diluted shares
 outstanding (thousands)                208,872   209,420
----------------------------------------------------------

2.4   INDEPENDENT INSURANCE GROUP, INC.

   During first quarter 1996, the company expects to acquire Independent Insurance Group, Inc. (Independent), for total consideration of $362 million. Independent's shareholders may elect to receive from among cash, American General common stock, or a new issue of American General 7% mandatorily convertible preferred stock. The preferred stock will be non-callable for four years, and each share is mandatorily convertible into not more than one share of American General common stock during the fifth year. This acquisition will be accounted for using the purchase method.

2.5   SALE OF SUBSIDIARY

   On August 31, 1994, the company sold American-Amicable Life Insurance Company of Texas for $105 million cash, which included a $10 million cash dividend paid prior to closing.

3.  SIGNIFICANT ACCOUNTING POLICIES

3.1  PREPARATION OF FINANCIAL STATEMENTS

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of American General and its subsidiaries. All material intercompany transactions have been eliminated in consolidation. To conform with the 1995 presentation, certain items in the prior years' financial statements have been reclassified.

   The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of revenues and expenses during the reporting periods. Ultimate results could differ from those estimates.

3.2   INVESTMENTS

   Fixed Maturity and Equity Securities. All fixed maturity and equity securities are currently classified as available-for-sale and recorded at fair value. After adjusting related balance sheet accounts as if unrealized gains (losses) had been realized, the net adjustment is recorded in net unrealized gains (losses) on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

   Mortgage Loans. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans, consisting of loans restructured or delinquent 60 days or more. The allowance also covers loans for which there is a concern based on management's assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.


--------------------------------------------------------------------------------

                     1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------


   Impaired loans, those for which the company determines that it is probable that all amounts due under the contractual terms will not be collected, are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated costs to sell.

   Policy and Other Loans. Policy and other loans are reported at unpaid principal balance and adjusted periodically for any differences between face value and unpaid principal balance, and for possible uncollectible amounts.

   Investment Real Estate. Investment real estate consists of land development projects, income-producing real estate, foreclosed real estate, and the American General Center, an office complex in Houston. During 1995, the company adopted Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under SFAS 121, investment real estate is classified as held for investment or available for sale, depending on management's intent and the stage of completion of the assets.

   At December 31, 1995, real estate held for investment is carried at cost, less accumulated depreciation and impairment reserves and write-downs, if applicable. Cost includes land acquisition and development costs, indirect costs related to development, and interest and property taxes incurred during the development period. Impairment losses are recorded whenever circumstances indicate that a property might be impaired and the estimated undiscounted cash flows to be generated by the property are less than its carrying amount. In such event, the property is written down to fair value, determined by observable market prices, third party appraisals, or expected future cash flows discounted at market rates. Any write-down is recognized as a realized loss, and a new cost basis is established.

   Prior to 1995, real estate held for investment was carried at cost less accumulated depreciation or, for land development projects, at the lower of cost or estimated net realizable value. Whenever the net realizable value was less than the carrying amount, the deficiency was recognized as a realized loss through a valuation allowance.

   Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell. Changes in estimates of fair value less cost to sell are recognized as realized gains (losses) through a valuation allowance.

   Investment Income. Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on restructured mortgage loans is recorded as income when earned based on the new contractual rate. Interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

   Realized Investment Gains (Losses). Realized investment gains (losses) are recognized using the specific identification method and include declines in fair value of investments below cost that are considered other than temporary.

3.3   FINANCE RECEIVABLES

   Finance Charges. Finance charges on discounted receivables and interest on interest-bearing receivables are recognized as revenue on the accrual basis using the interest method. The accrual of revenue is suspended when contractual payments are not received for four consecutive months for loans and retail sales contracts, and for six months for private label and credit cards. Extension fees and late charges are recognized as revenue when received. Non-refundable points and fees on loans, net of direct costs incurred to originate loans, are deferred and included in the carrying amount of the related loans. The net deferral is recognized into income using the interest method over the lesser of the contractual term or the expected life based on prepayment experience. If a loan is prepaid before all related deferred amounts are recognized, any remaining deferral is recognized into income at the date of prepayment.

   Losses on Finance Receivables. The company's policy is to charge off consumer loans (except those secured by real estate), private label, credit cards, and retail sales contracts for which minimal or no collections were made in the prior six-month period. For loans secured by real estate, foreclosure proceedings are instituted when four monthly installments are past due. At foreclosure, the carrying amount of a loan in excess of the fair value of the underlying real estate is charged off.

   The allowance for finance receivable losses is maintained at a level that is considered adequate to absorb anticipated losses in the existing portfolio. Management considers numerous factors including current economic conditions, portfolio composition, and loss and delinquency experience in its periodic evaluations of the portfolio.

3.4   DEFERRED POLICY ACQUISITION COSTS (DPAC)

   The costs of writing an insurance policy, including agents' commissions and underwriting and marketing expenses, are deferred and included in the DPAC asset.

   DPAC associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

   Gross profits include realized investment gains (losses). In addition, DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in net unrealized gains (losses) on securities within shareholders' equity.

   The company reviews the carrying amount of DPAC on at least an annual basis. In determining whether the carrying amount is appropriate, the company considers estimated future gross profits or future premiums, as applicable for the type of contract. In all cases, the company considers expected mortality, interest earned and credited rates, persistency, and expenses.




--------------------------------------------------------------------------------

           A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------


3.5   COST OF INSURANCE PURCHASED (CIP)

   The cost assigned to certain acquired subsidiaries' insurance contracts in force at the acquisition date is included in the CIP asset. Interest is accreted on the unamortized balance of CIP at rates of 8.2% to 8.5%. CIP is charged to expense and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. The company reviews the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

3.6   ACQUISITION-RELATED GOODWILL

   Acquisition-related goodwill is charged to expense in equal amounts, generally over 20 or 40 years. The carrying amount of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the subsidiary approximating fair value. The company determines the subsidiary's fair value based on an independent appraisal.

   In 1993, the company recorded a non-cash charge of $300 million to reduce acquisition-related goodwill following a strategic review of certain life insurance operations. The reported amount and the remaining life of acquisition-related goodwill are considered appropriate.

3.7   SEPARATE ACCOUNTS

   Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the holder of the contract rather than the company. Consequently, the insurer's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to Separate Accounts are excluded from the consolidated statements of income and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

3.8   INSURANCE AND ANNUITY LIABILITIES

   Substantially all of the company's insurance and annuity liabilities relate to long-duration contracts, which generally require performance over a period of more than one year. The contract provisions normally cannot be changed or cancelled by the company during the contract period.

   For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other types of long-duration contracts are based on estimates of the cost of future policy benefits to be paid as a result of present and future claims due to death, disability, surrender of a policy, or payment of an endowment. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.5% to 13.5% at December 31, 1995.

3.9   PREMIUM RECOGNITION

   Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenues. Revenues for these contracts consist of the mortality, expense, and surrender charges assessed against the account balance. Policy charges that are designed to compensate the company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC.

   For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in income in a constant relationship to insurance in force. For all other long-duration contracts, premiums are recognized when due.

3.10   PARTICIPATING LIFE INSURANCE

   Participating life insurance contracts contain dividend payment provisions that entitle the policyholders to participate in the earnings of the contracts. Participating life insurance accounted for 12% of life insurance in force at December 31, 1995 and 17% of premiums and other considerations in 1995. Such business is accounted for in accordance with SFAS 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts." Before the January 1995 acquisition of Franklin Life, the company's participating life insurance business was not significant.

   The portion of earnings allocated to participating policyholders which cannot be expected to inure to shareholders is excluded from net income and shareholders' equity.

   The amount of dividends to be paid on participating life insurance contracts is determined annually based on estimates of amounts incurred for the contracts in effect during the period. Policyholder dividends for 1995 were $91 million.

3.11   REINSURANCE

   The company's insurance subsidiaries are routinely involved in reinsurance transactions. Ceded reinsurance becomes a liability of the reinsurer that assumes the risk. The company's insurance subsidiaries diversify their risk of exposure to reinsurance loss by using a number of life reinsurers that have strong claims-paying ability ratings. The maximum retention on one life for individual life insurance is $1.5 million. If the reinsurer could not meet its obligations, American General's insurance subsidiaries would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the company's insurance subsidiaries is considered to be remote.

   Amounts paid or deemed to have been paid in connection with ceded reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.




--------------------------------------------------------------------------------

                     1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------


   Reinsurance premiums included in premiums and other considerations were as follows:

In millions                      1995     1994     1993
----------------------------------------------------------
Direct premiums and other
  considerations               $ 1,848   $1,254   $1,262
Reinsurance assumed                104       52       38
Reinsurance ceded                 (199)     (96)     (48)
----------------------------------------------------------
    Premiums and other
    considerations             $ 1,753   $1,210   $1,252
----------------------------------------------------------

   Reinsurance recoveries on ceded reinsurance contracts were $113 million, $74 million, and $52 million during 1995, 1994, and 1993, respectively. The amount of reinsurance recoverable on paid and unpaid losses was not material at December 31, 1995, 1994, or 1993.

3.12   INTEREST CAPITALIZED OR PAID

   Essentially all interest incurred on land development projects under development is capitalized until the property is substantially complete and ready for its intended use. Interest capitalized was $17 million, $18 million, and $15 million in 1995, 1994, and 1993, respectively.

   Interest paid, excluding interest capitalized, was as follows:

In millions                      1995     1994     1993
----------------------------------------------------------
Corporate                       $ 148     $115     $142
Consumer Finance                  502      407      379
----------------------------------------------------------

3.13   STOCK-BASED COMPENSATION

   The company's stock and incentive plans provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. Expense related to stock options is measured as the difference between the quoted market price of the stock at the measurement date and the price to be paid by the employee. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Under the company's stock option plans, no expense is recognized since the exercise price equals the market price at the measurement date.

3.14   INCOME TAXES

   Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

   A valuation allowance for deferred tax assets is provided if all or some portion of the deferred tax asset may not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. A change related to fluctuations in fair value of available-for-sale securities is included in net unrealized gains (losses) on securities in shareholders' equity.

3.15   EARNINGS PER SHARE

   Earnings per share is computed by dividing earnings available to common shareholders by average common shares outstanding. Earnings available to common shareholders is computed by increasing net income by the amount of net dividends on convertible preferred securities. Average common shares outstanding include common share equivalents from the assumed exercise or conversion of stock options, shares subject to put contracts, and convertible preferred securities.

   Average common shares outstanding, including common share equivalents, used in computing earnings per share were 208,871,505 in 1995; 209,420,486 in 1994; and 216,578,836 in 1993.

4.  ACCOUNTING CHANGES

4.1   CURRENT YEAR

   During 1995, the company adopted SFAS 121, which establishes accounting standards for (1) the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used in the business, and (2) long-lived assets and certain identifiable intangibles to be disposed of. With the adoption of SFAS 121, the company measures impairment of certain investment real estate based on fair value, rather than net realizable value as previously required. Adoption of this standard did not have a material impact on the consolidated financial statements.

4.2   PRIOR YEARS

   Effective January 1, 1993, the company adopted the following accounting standards: (1) SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which resulted in a one-time reduction of net income of $45 million ($68 million pretax) or $.21 per share; (2) SFAS 109, "Accounting for Income Taxes," which resulted in a one-time increase of net income of $8 million or $.04 per share; and (3) SFAS 112, "Employers' Accounting for Postemployment Benefits," which resulted in a one-time reduction of net income of $9 million ($14 million pretax) or $.04 per share.

   Effective January 1, 1993, the company also adopted SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," and SFAS 114, "Accounting by Creditors for Impairment of a Loan." Adoption of these standards did not have a material impact on the consolidated financial statements.

   At December 31, 1993, the company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard requires that debt and equity securities be carried at fair value unless the company has the positive intent and ability to hold these investments to maturity. Upon adoption, the company reported all debt and equity securities at fair value and recorded net unrealized gains on securities of $676 million in shareholders' equity.


--------------------------------------------------------------------------------

           A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

5.  INVESTMENTS

5.1   INVESTMENT INCOME

   Income by type of investment was as follows:

In millions                      1995      1994    1993
----------------------------------------------------------
Fixed maturity securities      $ 2,660   $2,099   $2,005
Mortgage loans on real estate      314      296      357
Other investments                  192      185      195
----------------------------------------------------------
   Gross investment income       3,166    2,580    2,557
----------------------------------------------------------
Investment expense -- real estate   46       65      102
Investment expense -- other         25       22       18
----------------------------------------------------------
    Total investment expense        71       87      120
----------------------------------------------------------
    Net investment income      $ 3,095   $2,493   $2,437
----------------------------------------------------------

   The carrying amount of investments that produced no investment income during 1995 was less than 1% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on American General's consolidated results of operations and financial position.

5.2   REALIZED INVESTMENT GAINS (LOSSES)

   Realized investment gains (losses) were as follows:

In millions                      1995      1994     1993
----------------------------------------------------------
Fixed maturity securities
 Gross gains                    $  74     $  46    $ 201
 Gross losses                     (56)     (175)     (59)
----------------------------------------------------------
   Total fixed maturity
    securities                     18      (129)     142
----------------------------------------------------------
Equity securities
 Gross gains                       21        14      127
 Gross losses                      (2)       (6)      (6)
----------------------------------------------------------
   Total equity securities         19         8      121
----------------------------------------------------------
Mortgage loans on real estate     (37)       (5)     (69)
Investment real estate             (9)      (88)    (170)
Other                              21        42      (16)
----------------------------------------------------------
   Realized investment
    gains (losses)              $  12     $(172)   $   8
----------------------------------------------------------

5.3   FIXED MATURITY AND EQUITY SECURITIES

   Valuation. All fixed maturity and equity securities are classified as available-for-sale and reported at fair value. Amortized cost and fair value at December 31 were as follows:

                                                                                           Gross
                                            Amortized Cost                            Unrealized Gains
In millions                         1995         1994         1993           1995          1994          1993
---------------------------------------------------------------------------------------------------------------
Fixed maturity securities
  Corporate bonds
    Investment grade              $ 20,634     $13,996      $ 12,207       $ 1,759         $154        $1,021
    Below investment grade           1,349         904           707            67           15            42
  Mortgage-backed                   11,019      10,774        10,217           650           64           536
  Foreign governments                  648         604           565            83            3            37
  U.S. government                      537         306           882            87           10            49
  States/political subdivisions        271         336           180            19           14            22
  Redeemable preferred stocks          132         167           127             6            2             6
---------------------------------------------------------------------------------------------------------------
    Total fixed maturity
      securities                  $ 34,590     $27,087      $ 24,885       $ 2,671         $262        $1,713
---------------------------------------------------------------------------------------------------------------
Equity securities                 $    138     $   202      $    182       $    50         $ 29        $   53
---------------------------------------------------------------------------------------------------------------
                                                  Gross
                                            Unrealized Losses                           Fair Value
In millions                          1995        1994          1993         1995           1994          1993
---------------------------------------------------------------------------------------------------------------
Fixed maturity securities
  Corporate bonds
    Investment grade                $ (32)     $  (718)       $ (25)      $ 22,361      $13,432       $13,203
    Below investment grade             (8)         (60)          (6)         1,408          859           743
  Mortgage-backed                      (6)        (806)         (75)        11,663       10,032        10,678
  Foreign governments                  (1)         (40)          (1)           730          567           601
  U.S. government                      --           (4)         (12)           624          312           919
  States/political subdivisions        --           (8)          --            290          342           202
  Redeemable preferred stocks          (1)         (13)          --            137          156           133
---------------------------------------------------------------------------------------------------------------
    Total fixed maturity
      securities                    $ (48)     $(1,649)       $(119)      $ 37,213      $25,700       $26,479
---------------------------------------------------------------------------------------------------------------
Equity securities                   $  (2)     $    (7)       $  (2)      $    186      $   224       $   233
---------------------------------------------------------------------------------------------------------------



   Maturities. The contractual maturities of fixed maturity securities at December 31, 1995 were as follows:

                                       Amortized   Fair
In millions                              Cost      Value
----------------------------------------------------------
Fixed maturity securities, excluding
 mortgage-backed securities
   Due in one year or less              $   250   $   252
   Due after one year through
    five years                            4,029     4,256
   Due after five years through
    ten years                            12,262    13,158
   Due after ten years                    7,030     7,884
Mortgage-backed securities               11,019    11,663
----------------------------------------------------------
    Total fixed maturity securities     $34,590   $37,213
----------------------------------------------------------

   Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Corporate requirements and investment strategies may result in the sale of investments before maturity.

5.4   NET UNREALIZED GAINS (LOSSES) ON SECURITIES

   Net unrealized gains (losses) on fixed maturity and equity securities included in shareholders' equity at December 31 were as follows:

In millions                     1995      1994     1993
----------------------------------------------------------
Gross unrealized gains         $ 2,721   $  291   $1,766
Gross unrealized losses            (50)  (1,656)    (121)
DPAC and CIP fair value
 adjustments                    (1,061)     401     (554)
Deferred federal income taxes     (603)      29     (382)
Equity in WNC's net
 unrealized gains                   93       --       --
----------------------------------------------------------
   Net unrealized gains (losses)
    on securities              $ 1,100   $ (935)  $  709
----------------------------------------------------------



--------------------------------------------------------------------------------

                     1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------

5.5   MORTGAGE LOANS ON REAL ESTATE

   Diversification. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:

In millions                     1995      1994     1993
----------------------------------------------------------
Geographic distribution
 Atlantic                      $ 1,251   $1,086   $1,181
 Central                           988      810    1,009
 Pacific and Mountain              889      844      940
 Allowance for losses              (87)     (89)     (98)
----------------------------------------------------------
   Total                       $ 3,041   $2,651   $3,032
----------------------------------------------------------
Property type
 Retail                        $ 1,057   $  890   $1,038
 Office                          1,008      925      994
 Industrial                        478      444      531
 Apartments                        377      298      334
 Residential and other             208      183      233
 Allowance for losses              (87)     (89)     (98)
----------------------------------------------------------
   Total                       $ 3,041   $2,651   $3,032
----------------------------------------------------------

   Impaired Loans. Impaired mortgage loans on real estate and related interest income were as follows:

In millions                     1995      1994     1993
----------------------------------------------------------
Impaired loans
 With allowance*                $  97     $137     $103
 Without allowance                 22        4        5
----------------------------------------------------------
   Total impaired loans         $ 119     $141     $108
----------------------------------------------------------
Average investment              $ 130     $119     $128
Interest income earned             10        7        6
Interest income -- cash basis       7        3        3
----------------------------------------------------------

* Represents gross amounts before allowance for mortgage loan losses of $26 million, $36 million, and $22 million, respectively.

   Allowance. The allowance for mortgage loan losses was as follows:

In millions                     1995      1994    1993
----------------------------------------------------------
Balance at January 1            $  89     $ 98     $ 53
Net additions(a)                   28       11       84
Deductions(b)                     (30)     (20)     (39)
----------------------------------------------------------
Balance at December 31          $  87     $ 89     $ 98
----------------------------------------------------------

(a) Charged to realized investment gains (losses).
(b) Resulting from foreclosures and payoffs.

5.6   INVESTMENT REAL ESTATE

   The allowance for investment real estate losses was as follows:

In millions                     1995      1994   1993
----------------------------------------------------------
Balance at January 1            $ 321     $253     $129
Net additions(a)                   18      110      199
Deductions(b)                    (304)     (42)     (75)
----------------------------------------------------------
Balance at December 31          $  35     $321     $253
----------------------------------------------------------

(a) Charged to realized investment gains (losses).
(b) Primarily resulting from sales and a $243 million reclassification in 1995 to reduce cost basis on adoption of SFAS 121.

5.7   CASH FLOWS FROM INVESTING ACTIVITIES

   The uses of cash for investment purchases were as follows:

In millions                     1995      1994     1993
----------------------------------------------------------
Fixed maturity securities      $ 7,155   $7,009   $9,378
Equity securities                   24      111       33
Other                              555      119       88
----------------------------------------------------------
 Total                         $ 7,734   $7,239   $9,499
----------------------------------------------------------

   The sources of cash from investment calls, maturities, and sales were as follows:

In millions                      1995     1994     1993
----------------------------------------------------------
Fixed maturity securities
   Sales                       $ 2,466   $1,886   $  859
   Calls                           980      794    2,098
   Repayments of mortgage-
      backed securities            686    1,833    2,650
   Maturities                      481      303      191
Mortgage loans                     352      421      610
Equity securities                  176       98      283
Other                              460      231      293
----------------------------------------------------------
       Total                   $ 5,601   $5,566   $6,984
----------------------------------------------------------

6.  FINANCE RECEIVABLES

6.1   DETAIL OF FINANCE RECEIVABLES

   Finance receivables, which are reported net of unearned finance charges, at December 31 were as follows:

In millions                     1995      1994   1993
----------------------------------------------------------
Consumer loans
  Real estate                  $ 2,904   $2,705   $2,642
  Other                          2,765    2,661    2,318
----------------------------------------------------------
      Total consumer loans       5,669    5,366    4,960
Retail sales finance             2,183    2,075    1,218
Credit cards                       558      479      396
----------------------------------------------------------
      Total finance receivables  8,410    7,920    6,574
      Allowance for losses        (492)    (226)    (184)
----------------------------------------------------------
        Finance receivables,
          net                  $ 7,918   $7,694   $6,390
----------------------------------------------------------

   At December 31, 1995, 93% of non-credit card receivables were secured by real estate or other property.

6.2   GEOGRAPHIC CONCENTRATIONS

   The largest geographic concentrations of finance receivables at December 31 were as follows:

In millions                     1995       1994    1993
----------------------------------------------------------
California                     $   887    $ 811   $  751
North Carolina                     738      639      582
Florida                            627      574      503
Illinois                           490      458      409
Indiana                            455      410      365
Ohio                               440      401      341
Virginia                           392      355      353
Georgia                            373      347      264
Other                            4,008    3,925    3,006
----------------------------------------------------------
 Total                         $ 8,410   $7,920   $6,574
----------------------------------------------------------


--------------------------------------------------------------------------------

           A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

6.3   CONTRACTUAL MATURITIES AND COLLECTIONS

   Contractual maturities of finance receivables at December 31, 1995 were as follows:

                                                     After
In millions   1996     1997    1998   1999    2000    2000
-------------------------------------------------------------
Maturities   $3,205   $1,547   $947   $504    $300   $1,907
-------------------------------------------------------------

   Contractual maturities are not a forecast of future cash collections. A substantial portion of finance receivables may be renewed, converted, or paid in full prior to maturity.

   Cash collections of principal and collections as a percentage of average finance receivable balances were as follows:

In millions                     1995      1994    1993
----------------------------------------------------------
Consumer loans
 Cash collections              $ 2,588   $2,437   $2,101
 Percent of average balances        46%      48%      43%
Retail sales finance
 Cash collections              $ 1,885   $1,454   $1,192
 Percent of average balances        86%      92%     111%
Credit cards
 Cash collections              $   454   $  432   $  504
 Percent of average balances        90%     103%     137%
----------------------------------------------------------

6.4   ALLOWANCE FOR FINANCE RECEIVABLE LOSSES

   The allowance for finance receivable losses was as follows:

In millions                     1995      1994    1993
----------------------------------------------------------
Balance at January 1            $ 226     $184     $162
Provision for finance
 receivable losses                574      214      163
Charge offs, net of recoveries   (308)    (172)    (141)
----------------------------------------------------------
Balance at December 31          $ 492     $226     $184
----------------------------------------------------------

7.  DEFERRED POLICY ACQUISITION COSTS (DPAC)

   DPAC at December 31, and the components of the change for the years then ended, were as follows:

In millions                     1995      1994    1993
----------------------------------------------------------
Balance at January 1           $ 2,563   $1,451   $1,876
Capitalization                     417      339      399
Accretion of interest              157      149      143
Amortization                      (360)    (344)    (326)
Effect of net unrealized gains
 (losses) on securities         (1,160)     954     (550)
Other                                8       14      (91)
----------------------------------------------------------
Balance at December 31         $ 1,625   $2,563   $1,451
----------------------------------------------------------

8.  COST OF INSURANCE PURCHASED (CIP)

   CIP at December 31, and the components of the change for the years then ended, were as follows:

In millions                     1995      1994    1993
----------------------------------------------------------
Balance at January 1            $ 168     $186     $207
Addition from Franklin Life       658       --       --
Accretion of interest              54       16       18
Amortization                     (100)     (34)     (38)
Effect of net unrealized gains
 (losses) on securities          (270)      --       --
Other                              (6)      --       (1)
----------------------------------------------------------
Balance at December 31          $ 504     $168     $186
----------------------------------------------------------

   CIP amortization, net of accretion, expected to be recorded in each of the next five years is $49 million, $46 million, $42 million, $37 million, and $34 million.

9.   STATE GUARANTY ASSOCIATIONS

   State guaranty fund expense included in operating costs and expenses was $28 million, $14 million, and $11 million for the years ended December 31, 1995, 1994, and 1993, respectively. Amounts assessed American General's life insurance and annuity subsidiaries by state life and health insurance guaranty funds resulting from past industry insolvencies were $21 million, $16 million, and $14 million in 1995, 1994, and 1993, respectively. These assessments are expected to be partially recovered against the payment of future premium taxes.

   The accrued liability for anticipated assessments was $51 million, $30 million, and $26 million at December 31, 1995, 1994, and 1993, respectively. The company has recorded receivables of $44 million, $24 million, and $18 million at each year-end, respectively, for expected recoveries against the payment of future premium taxes.

   The 1995 liability was estimated by the company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. Although the amount accrued represents the company's best estimate of its liability, this estimate may change in the future. Additionally, changes in state laws could decrease the amount recoverable against future premium taxes.

10.  DEBT

10.1   LONG-TERM DEBT

   Long-term debt at December 31 was as follows:

In millions                     1995      1994     1993
----------------------------------------------------------
Corporate
 Senior, 6.3% -- 10%,
   through 2025                 $1,170   $  836   $  960
----------------------------------------------------------
Consumer Finance
 Senior, 4.4% -- 11%,
   through 2009                 $4,980   $4,163   $3,547
 Senior subordinated                --      150      472
----------------------------------------------------------
    Total Consumer Finance      $4,980   $4,313   $4,019
----------------------------------------------------------

10.2   LONG-TERM DEBT MATURITIES

   Maturities of long-term debt and sinking fund requirements for each of the next five years are as follows:

In millions           1996    1997    1998   1999    2000
------------------------------------------------------------
Corporate            $  --  $  133   $  68    $100    $200
Consumer Finance       608   1,219     811     535     937
------------------------------------------------------------

   Two debt issues of the Consumer Finance segment that are scheduled to mature after 2000 are redeemable prior to maturity at par, at the option of the holders. If these issues were so redeemed, the amounts above would increase by $150 million in 1996 and 1999.


--------------------------------------------------------------------------------

                     1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------

10.3   SHORT-TERM DEBT

   The weighted-average interest rates on short-term borrowings at December 31 were as follows:

                                 1995     1994    1993
----------------------------------------------------------
Corporate                        5.8%      6.0%     3.3%
Consumer Finance                 5.8       5.9      3.3
----------------------------------------------------------

10.4   CREDIT AGREEMENTS

   During 1995, American General and certain subsidiaries used commercial paper to meet short-term funding requirements. Unsecured bank credit facilities are used to support commercial paper borrowings.

   At December 31, 1995, American General and certain of its subsidiaries maintained unsecured committed credit facilities of $3.2 billion with a total of 51 domestic and foreign banks. Interest rates are based on a money market index, and annual commitment fees range from 6 to 11 basis points. There were no borrowings under these facilities at December 31, 1995.

11.  INCOME TAXES

11.1   TAX LIABILITIES

   Income tax liabilities at December 31 were as follows:

In millions                      1995     1994    1993
----------------------------------------------------------
Current tax liabilities
 (assets)                       $  (53)   $(67)   $   76
----------------------------------------------------------
Deferred, applicable to
 Net income                        718     817       783
 Net unrealized gains (losses)
   on securities                   603     (29)      382
----------------------------------------------------------
   Net deferred tax
    liabilities                  1,321     788     1,165
----------------------------------------------------------
    Income tax liabilities      $1,268    $721    $1,241
----------------------------------------------------------

   Components of deferred tax liabilities and assets at December 31 were as follows:

In millions                      1995     1994    1993
----------------------------------------------------------
Deferred tax liabilities,
 applicable to
 Basis differential of
   investments                  $  911  $   --    $  589
 DPAC and CIP                      583     850       480
 Other                             571     425       380
----------------------------------------------------------
   Total deferred tax
    liabilities                  2,065   1,275     1,449
----------------------------------------------------------
Deferred tax assets,
 applicable to
 Policy reserves                  (392)   (132)      (28)
 Allowance for finance
   receivable losses              (138)    (64)      (44)
 Basis differential of
   investments                      --    (464)       --
 Other                            (240)   (142)     (212)
----------------------------------------------------------
   Gross deferred tax assets      (770)   (802)     (284)
   Valuation allowance              26     315        --
----------------------------------------------------------
   Total deferred tax
    assets, net                   (744)   (487)     (284)
----------------------------------------------------------
    Net deferred tax
       liabilities              $1,321  $  788    $1,165
----------------------------------------------------------

   The deferred tax asset valuation allowance at December 31, 1995 was related to operating loss carryovers not expected to be utilized. The deferred tax asset valuation allowance at December 31, 1994 was attributable to unrealized losses on securities and had no income statement impact.

   A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $569 million at December 31, 1995. At current corporate rates, the maximum amount of tax on such income is approximately $199 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

11.2   TAX EXPENSE

   Components of income tax expense were as follows:

In millions                      1995      1994    1993
----------------------------------------------------------
Current
 Federal                         $ 304     $261     $354
 State                               6       19       18
----------------------------------------------------------
   Total current                   310      280      372
Deferred                           (24)       9      (20)
----------------------------------------------------------
   Income tax expense            $ 286*    $289     $352
----------------------------------------------------------

* Excludes $11 million tax benefit for tax deductible dividends on preferred securities of subsidiaries.

   In 1993, the federal corporate income tax rate increased from 34% to 35%. As a result, an adjustment of $30 million was included in income tax expense in 1993, $26 million of which reflects an increase in deferred tax liabilities.

   A reconciliation between the federal income tax rate and the effective tax rate follows:

                                 1995      1994    1993
----------------------------------------------------------
Federal income tax rate           35%       35%      35%
Tax-exempt investment income      (2)       (2)      (2)
State taxes, net                  --         2        2
Acquisition-related goodwill       1         1        1
Tax rate change                   --        --        4
Write-down of goodwill            --        --       18
----------------------------------------------------------
 Effective tax rate               34%       36%      58%*
----------------------------------------------------------

* Excludes tax effect of accounting changes.

11.3   TAXES PAID

   Federal income taxes paid in 1995, 1994, and 1993 were $269 million, $409 million, and $260 million, respectively. State income taxes paid in 1995, 1994, and 1993 were $13 million, $22 million, and $15 million, respectively.

11.4   TAX RETURN EXAMINATIONS

   The company and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service (IRS) has completed examinations of the company's returns through 1985. All issues, except the one being litigated as described in Note 19.2, have been settled within the amounts previously provided in the consolidated financial statements. The IRS is currently examining the company's tax returns for 1986 through 1992.




--------------------------------------------------------------------------------

           A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

12.  REDEEMABLE EQUITY

12.1   PREFERRED SECURITIES OF SUBSIDIARIES

   During 1995, two wholly-owned subsidiaries of the company were incorporated for the purpose of issuing Monthly Income Preferred Securities (Preferred Securities). The sole assets of these subsidiaries are Junior Subordinated Debentures (Subordinated Debentures) issued by the company and U.S. Treasury bonds. These subsidiaries have no independent operations. The Subordinated Debentures are eliminated in the consolidated financial statements.

   The interest and other payment dates of the company's Subordinated Debentures held by the subsidiaries correspond to the distribution and other payment dates of the subsidiaries' Preferred Securities. The company's obligations under the Subordinated Debentures and related agreements, when taken together, constitute a full and unconditional guarantee of payments due on the Preferred Securities. The Subordinated Debentures are redeemable at the option of the company. Upon such event, the Preferred Securities are redeemable on a proportionate basis.

   Information about the Preferred Securities and the assets held by the issuing subsidiaries at December 31, 1995 was as follows:

                                             American General         American General       American General
$ in millions, except per security data      Capital, L.L.C.           Capital, L.L.C.       Delaware, L.L.C.
-----------------------------------------------------------------------------------------------------------------
Preferred securities
 Date issued                                   June 5, 1995          August 29, 1995           June 1, 1995
 Shares issued and outstanding                   11,500,000                8,600,000              5,000,000
 Par value                                             $287                     $215                   $250
 Carrying amount                                       $277                     $208                   $244
 Dividend rate                                         8.45%                   8.125%                     6%
 Dividends paid                                         $14                       $6                     $9
 Conversion feature                         Non-convertible          Non-convertible            Convertible(a)
 Earliest redemption date                      June 5, 2000          August 29, 2000           May 31, 2003(b)
 Mandatory redemption date                    June 30, 2025(c)    September 30, 2025(c)        May 31, 2025
-----------------------------------------------------------------------------------------------------------------
Assets of issuing subsidiary
 Subordinated Debentures of American General
   Interest rate                                       8.45%                   8.125%                     6%
   Mandatory redemption date                  June 30, 2025(c)    September 30, 2025(c)        May 31, 2025
   Principal                                           $360                     $269                   $313
 U.S. Treasury bonds                                     $4                       $3                     $3
-----------------------------------------------------------------------------------------------------------------

(a) Each security convertible into 1.2288 shares of American General common stock.
(b) Under certain circumstances, may be redeemed on May 31, 2000.
(c) Subject to possible extension to 2044.

12.2   COMMON STOCK SUBJECT TO PUT CONTRACTS

   During 1994, the company entered into put option contracts giving the holders the right, but not the obligation, to sell to American General a total of 1,700,000 shares of its common stock at fixed prices ranging from $25.88 to $29.25 per share. All such options expired during 1995, and the related redeemable equity of $47 million was reclassified to shareholders' equity.

13.   CAPITAL STOCK

13.1   CLASSES OF CAPITAL STOCK

   American General has two classes of capital stock. Preferred stock ($1.50 par value, 60 million shares authorized) may be issued in series with rights to be determined by the board of directors. At December 31, 1995, sufficient shares of preferred stock were reserved for the acquisition of Independent. Common stock ($.50 par value, 300 million shares authorized) was owned by 28,336 shareholders of record at February 9, 1996. At December 31, 1995, approximately 2.6 million shares of common stock were reserved for issuance, primarily for the exercise of stock options.

13.2   PREFERRED SHARE PURCHASE RIGHTS

   One preferred share purchase right is attached to each share of common stock. These rights will become exercisable only upon the occurrence of certain events related to a change in control of the company. Each right will entitle the holder to purchase 1/100 of a share of American General's Series A Junior Participating Preferred Stock. All rights expire August 7, 1999, unless extended or redeemed.




--------------------------------------------------------------------------------

                     1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------

14.   STOCK AND INCENTIVE PLANS

   Shares available for stock and incentive plans and stock option activity are shown below:

                              Shares
                             Available          Shares Issuable under
                             for Issue           Outstanding Options
                            -----------  ---------------------------------
                                1995        1995        1994       1993
--------------------------------------------------------------------------
Balance at January 1        4,692,585    2,292,346  1,563,980  1,654,854
Stock options
 Granted                     (690,700)     690,700    851,500    516,305
 Exercised                         --     (358,714)   (64,634)  (531,637)
 Forfeited*                    64,800      (72,300)   (58,500)   (75,542)
Restricted stock issued       (42,000)
--------------------------------------------------------------------------
Balance at December 31      4,024,685    2,552,032  2,292,346  1,563,980
--------------------------------------------------------------------------

* 1995 includes 7,500 options forfeited from the 1984 plan, which are no longer available for issue.

   Options may not be exercised within six months of, nor after 10 years from, the date of grant. The average price of options exercised was $21.58, $19.65, and $17.70 in 1995, 1994, and 1993, respectively. At December 31, 1995, there were 1,802,407 options exercisable, and the exercise price of all options outstanding ranged from $15.38 to $34.88 (average price of $26.72 per share). The options expire between 1996 and 2005.

15.  BENEFIT PLANS

15.1   PENSION PLANS

   American General and its subsidiaries have non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's average monthly compensation and length of credited service. The company's funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes.

   Equity and fixed maturity securities were 63% and 35%, respectively, of the plans' assets at the plans' most recent balance sheet dates.

   The pension plans have purchased annuity contracts from American General subsidiaries to provide benefits for certain retirees. During 1995, 1994, and 1993, these contracts provided $42 million, $38 million, and $37 million, respectively, for retiree benefits.

   The components of pension expense and underlying assumptions were as follows:

In millions                      1995     1994      1993
----------------------------------------------------------
Service cost (benefits earned)  $   11    $  13    $  12
Interest cost                       28       21       19
Actual return on plan assets      (126)      (2)     (65)
Net amortization and deferral       62      (53)      15
----------------------------------------------------------
   Pension expense (income)     $  (25)   $ (21)   $ (19)
----------------------------------------------------------
Weighted-average discount
 rate on benefit obligation       7.25%    8.50%    7.25%
Rate of increase in
 compensation levels              4.00     4.00     4.00
Expected long-term rate of
 return on plan assets           10.00    10.00    10.00
----------------------------------------------------------

   The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

In millions                      1995      1994     1993
----------------------------------------------------------
Accumulated benefit obligation*  $ 379     $245     $253
Effect of increase in
 compensation levels                36       30       36
----------------------------------------------------------
Projected benefit obligation       415      275      289
Plan assets at fair value          698      532      531
----------------------------------------------------------
Plan assets at fair value in
 excess of projected
 benefit obligation                283      257      242
Unrecognized net gain              (83)     (83)     (80)
Unrecognized prior service cost      6        8       11
Unrecognized transition asset       (5)     (16)     (27)
----------------------------------------------------------
   Prepaid pension expense       $ 201     $166     $146
----------------------------------------------------------

*  Over 85% vested.

15.2   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

   American General and its subsidiaries have life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. American General and its subsidiaries have reserved the right to change or eliminate these benefits at any time.

   The life plans are fully insured. A portion of the retiree medical and dental plans are funded through a voluntary employees' beneficiary association
(VEBA) established in 1994; the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

   The plans' combined funded status and the accrued postretirement benefit cost included in other liabilities at December 31 were as follows:

In millions                      1995      1994     1993
----------------------------------------------------------
Actuarial present value of
 benefit obligation
   Retirees                      $  40    $  34     $ 39
   Active plan participants
    Fully eligible                   5        4        4
    Other                           22       18       19
----------------------------------------------------------
Accumulated postretirement
 benefit obligation (APBO)          67       56       62
Plan assets at fair value            2        3       --
----------------------------------------------------------
APBO in excess of plan assets
 at fair value                      65       53       62
Unrecognized net gain (loss)        --        1       (3)
----------------------------------------------------------
   Accrued benefit cost          $  65    $  54     $ 59
----------------------------------------------------------
Weighted-average discount
 rate on benefit obligation       7.25%    8.50%    7.25%
----------------------------------------------------------




--------------------------------------------------------------------------------

           A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------

   Postretirement benefit expense was as follows:

In millions                     1995      1994     1993
----------------------------------------------------------
Service cost (benefits earned)    $ 1       $1       $1
Interest cost                       5        4        4
 Postretirement benefit expense   $ 6       $5       $5
----------------------------------------------------------

   For measurement purposes, an 11.5% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1996; the rate was assumed to decrease gradually to 6% in 2007 and remain at that level. A 1% increase in this assumed rate results in a $2 million increase in the APBO and an immaterial increase in postretirement benefit expense.

16.  STATUTORY ACCOUNTING

   State insurance laws prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may allow permitted statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the company's insurance and annuity subsidiaries did not have a material effect on their statutory equity at December 31, 1995.

   Statutory accounting practices differ from GAAP. Significant differences for the company's life insurance and annuity subsidiaries were as follows:

In millions                     1995      1994     1993
----------------------------------------------------------
Statutory net income           $   413   $  507   $  417
Change in DPAC and CIP             167      124      191
Investment valuation
 differences                        48      (89)     100
Policy reserve adjustments        (123)    (122)    (198)
Non-recurring adjustments           --       --     (346)(a)
Other, net                          80        3       59
----------------------------------------------------------
   GAAP net income             $   585   $  423   $  223
----------------------------------------------------------
Statutory equity               $ 1,966   $1,681   $1,700
Asset valuation reserve            442      296      245
Investment valuation
   differences(b)                2,305   (1,469)   1,484
DPAC and CIP                     2,116    2,720    1,758
Deferred income taxes           (1,319)    (775)  (1,130)
Policy reserve adjustments         264      570      673
Acquisition-related goodwill       297      308      319
Other, net                         266       45       21
----------------------------------------------------------
   GAAP equity                 $ 6,337   $3,376   $5,070
----------------------------------------------------------

(a) Includes $300 million write-down of goodwill, $26 million tax rate related adjustment, and $20 million of accounting changes.
(b) Primarily GAAP unrealized gains (losses) on securities.

17.  DERIVATIVE FINANCIAL INSTRUMENTS

17.1   USE OF DERIVATIVE FINANCIAL INSTRUMENTS

   The company's objectives for using interest rate swap agreements on its debt are to effectively convert a portion of its floating-rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances. The company's objectives for using interest rate swap agreements on its investment securities are to effectively convert specific investment securities from a floating to a fixed-rate basis, or vice versa, and to hedge against the risk of rising prices on anticipated investment security purchases.

   The company's objectives for using currency swap agreements are to effectively convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specified exchange rates, and to hedge against currency rate fluctuations on anticipated investment security purchases.

   Derivative financial instruments related to debt securities did not have a material effect on the weighted-average borrowing rate or reported interest expense in any of the three years ended December 31, 1995. Derivative financial instruments related to investment securities, which were not used prior to 1994, did not have a material effect on net investment income in 1995 or 1994. The company is neither a dealer nor a trader in derivative financial instruments.

17.2   CREDIT AND MARKET RISK

   The company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The company limits this exposure by entering into swap agreements with counterparties having high credit ratings, basing the amount and term of agreements on these credit ratings, and regularly monitoring the ratings.

   The company's credit exposure on swaps is limited to the fair value of swap agreements that are favorable to the company. The company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the consolidated results of operations and financial position.

   The company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and of the related debt and investment securities.

17.3   ACCOUNTING POLICIES

   The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to interest expense or investment income, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

   The fair values of swap agreements are recognized in the consolidated balance sheet if they hedge investment securities carried at fair value or anticipated investment purchases. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains (losses) on securities included in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

   For swap agreements hedging anticipated debt issuances or investment security purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs. During 1995, swap agreements hedging anticipated debt issuances were terminated, and settlement costs of approximately $13 million were deferred and are being recognized as an increase to interest expense over the terms of the related debt. At December 31, 1995, there were no outstanding swap agreements related to anticipated debt issuances.




--------------------------------------------------------------------------------

                     1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------


   Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related debt or investment security. If the underlying debt or investment security is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

17.4   TERMS OF DERIVATIVE FINANCIAL INSTRUMENTS

   Swap agreements generally have terms of two to ten years. Average floating rates may change significantly, thereby affecting future cash flows.

   Derivative financial instruments related to debt at December 31 were as follows:

$ in millions                    1995      1994     1993
----------------------------------------------------------
Swap agreements to pay fixed rate
   Corporate
    Notional amount                 --  $   150       --
    Average receive rate            --     6.10%      --
    Average pay rate                --     7.54       --
   Consumer Finance
    Notional amount            $   590  $   390   $  290
    Average receive rate          6.10%    4.64%    3.35%
    Average pay rate              8.28     8.77     8.69
----------------------------------------------------------

   Options written on interest rate swap agreements prior to 1993 with total notional amounts of $200 million and $50 million were exercised in 1994 and 1993, respectively.

   Derivative financial instruments related to investment securities at December 31 were as follows:

$ in millions                              1995     1994
----------------------------------------------------------
Interest rate swap agreements to
 pay fixed rate
   Notional amount                       $   45       --
   Average receive rate                    5.82%      --
   Average pay rate                        6.41       --
Interest rate swap agreements to receive
 fixed rate
   Notional amount                       $   24    $   9
   Average receive rate                    7.03%    6.92%
   Average pay rate                        6.82     6.96
----------------------------------------------------------
Currency swap agreements (receive
 U.S.$/pay Canadian$)
   Notional amount (in U.S.$)            $   72       --
   Average exchange rate                   1.62       --
----------------------------------------------------------

   During 1995, the company exercised a purchase option on investment securities with a notional amount of $7 million, which had been entered into in 1994. In addition, at December 31, 1995, the company had entered into forward interest rate swap agreements with effective dates in 1996. These swaps, with a total notional amount of $25 million, were entered into to hedge anticipated investment purchases expected to occur in 1996 and to synthetically modify the yield on specific fixed-rate securities.

18.   FAIR VALUE OF FINANCIAL INSTRUMENTS

   Carrying amounts and fair values for certain of the company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of the company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                          1995                      1994                      1993
                                                -----------------------    -----------------------   -----------------------
                                                  Fair        Carrying        Fair     Carrying        Fair     Carrying
In millions                                      Value         Amount        Value      Amount        Value      Amount
----------------------------------------------------------------------------------------------------------------------------
Assets
 Fixed maturity and equity securities            $37,399      $37,399       $25,924     $25,924       $26,712     $26,712
 Mortgage loans on real estate                     3,148        3,041         2,668       2,651         3,145       3,032
 Policy loans                                      1,610        1,605         1,078       1,197         1,209       1,156
 Finance receivables, net                          7,918        7,918         7,694       7,694         6,390       6,390
Liabilities
 Insurance investment contracts                   24,597       24,978        18,622      21,140        18,880      19,216
 Short-term debt                                   3,043        3,043         3,777       3,777         2,550       2,550
 Long-term debt
   Corporate                                       1,291        1,170           851         836         1,098         960
   Consumer Finance                                5,225        4,980         4,208       4,313         4,264       4,019
----------------------------------------------------------------------------------------------------------------------------

   The following methods and assumptions were used to estimate the fair values of financial instruments.

   Fixed Maturity and Equity Securities. Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.


--------------------------------------------------------------------------------

           A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------


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

   Finance Receivables, Net. Fair value of finance receivables, which approximates carrying amount, was estimated using projected cash flows, discounted at the weighted-average rates currently being offered for similar finance receivables. Cash flows were based on contractual payment terms adjusted for delinquencies and losses. The fair value estimate does not reflect the value of the underlying customer relationships or the related distribution system.

   Insurance Investment Contracts. Fair value of insurance investment contracts, which do not subject the company to significant risks arising from policyholder mortality or morbidity, was estimated using cash flows discounted at market interest rates. Care should be exercised in drawing conclusions from the estimated fair value, since the estimates are based on assumptions regarding future economic activity.

   Debt. Fair value of short-term debt approximates the carrying amount. Fair value of long-term debt was estimated using cash flows discounted at current borrowing rates.

   Off-Balance-Sheet Derivative Financial Instruments. Fair values of off-balance-sheet derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contract at the balance sheet date, incorporating the unrealized gains (losses) on the instruments. Had the company elected to terminate its interest rate swap agreements related to debt at December 31, 1995, 1994, and 1993, it would have paid $50 million, $7 million, and $29 million, respectively. Had the company elected to terminate its written options on interest rate swap agreements at December 31, 1993, it would have paid $33 million. These fair values were based on estimates obtained from the individual counterparties.

19.  RESTRICTIONS AND CONTINGENCIES

19.1   SUBSIDIARY DIVIDEND RESTRICTIONS

   American General's insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. Certain non-insurance subsidiaries are similarly restricted in the payment of dividends by long-term debt and credit agreements. At December 31, 1995, the amount of dividends available to the parent company from subsidiaries during 1996 not limited by such restrictions is $1.0 billion.

19.2   LEGAL PROCEEDINGS

   Two real estate subsidiaries of the company were defendants in a lawsuit that alleged damages based on lost profits and related claims arising from certain loans and joint venture contracts. On July 16, 1993, a judgment was entered against the subsidiaries jointly for $47.3 million in compensatory damages and against one of the subsidiaries for $189.2 million in punitive damages. On September 17, 1993, a Texas state district court reduced the previously-awarded punitive damages by $60.0 million, resulting in a reduced judgment in the amount of $176.5 million plus post-judgment interest. On January 29, 1996, the Texas First Court of Appeals rendered a two-to-one decision that affirmed the trial court judgment. The company intends to vigorously contest the matter through the appellate process. Although substantial risks and uncertainties remain with respect to the ultimate outcome, legal counsel has advised the company that it is not probable within the meaning of SFAS 5, "Accounting for Contingencies," that the company will ultimately incur a material liability in connection with this matter. Accordingly, no provision has been made in the consolidated financial statements related to this contingency.

   In April 1992, the IRS issued Notices of Deficiency for the 1977-1981 tax years of certain insurance subsidiaries. The basis of the dispute was the tax treatment of modified coinsurance agreements. The company elected to pay all related assessments plus associated interest, totaling $59 million. A claim for refund of tax and interest was disallowed by the IRS in January 1993. On June 30, 1993, a suit for refund was filed in the United States Court of Federal Claims. On February 7, 1996, the court ruled in favor of the company on all legal issues related to this contingency. The company does not yet know whether the IRS will appeal this decision; however, the company intends to pursue a full refund of the amounts paid. Accordingly, no provision has been made in the consolidated financial statements related to this contingency.

   American General and certain of its subsidiaries are defendants in various other lawsuits and proceedings arising in the normal course of business. Some of these lawsuits and proceedings arise in jurisdictions such as Alabama that permit punitive damages disproportionate to the actual damages alleged. In light of the uncertainties inherent in any litigation, no assurances can be given as to the ultimate outcome of these lawsuits and proceedings. However, American General and its subsidiaries believe that there are meritorious defenses for all of these claims and are defending them vigorously.




--------------------------------------------------------------------------------

                     1 9 9 5   A N N U A L   R E P O R T

--------------------------------------------------------------------------------

20.   QUARTERLY DATA (UNAUDITED)

                                                             1995
In millions,                        ----------------------------------------------------------
except per share data                 4th              3rd              2nd              1st
----------------------------------------------------------------------------------------------
Premiums and other
 considerations                     $  456           $  455           $  439           $  403
Net investment income                  804              797              772              722
Total revenues                       1,677            1,673            1,627            1,518
Insurance and annuity
 benefits                              808              782              764              693
Operating costs and
 expenses                              281              250              242              234
Provision for finance
 receivable losses                     313              114               75               72
Total benefits and expenses          1,650            1,406            1,343            1,246
Net realized investment
 gains (losses)                          3                3                1                1
Net income (loss)                        9(a)           181              180              175
----------------------------------------------------------------------------------------------
Per common share
 Net income (loss)                  $  .05(a)        $  .86           $  .88           $  .85
 Dividends paid                        .31              .31              .31              .31
 Market price
   High                              39.13            38.88            35.50            33.25
   Low                               31.00            33.63            31.13            27.50
   Close                             34.88            37.38            33.75            32.25
----------------------------------------------------------------------------------------------
                                                             1994
In millions,                        ----------------------------------------------------------
except per share data                 4th              3rd              2nd              1st
----------------------------------------------------------------------------------------------
Premiums and other
 considerations                     $  319           $  304           $  298           $  289
Net investment income                  633              622              617              621
Total revenues                       1,130            1,265            1,232            1,214
Insurance and annuity
 benefits                              577              555              553              539
Operating costs and
 expenses                              208              206              196              191
Provision for finance
 receivable losses                      67               59               45               43
Total benefits and expenses          1,073            1,020              985              961
Net realized investment
 gains (losses)                       (115)(b)           (1)               1                1
Net income (loss)                       35              159              158              161
----------------------------------------------------------------------------------------------
Per common share
 Net income (loss)                  $  .18           $  .77           $  .75           $  .75
 Dividends paid                        .29              .29              .29              .29
 Market price
   High                              28.88            30.50            29.38            29.63
   Low                               25.63            26.88            24.88            25.50
   Close                             28.25            27.13            27.63            27.88
----------------------------------------------------------------------------------------------
                                                             1993
In millions,                        ----------------------------------------------------------
except per share data                 4th              3rd              2nd              1st
----------------------------------------------------------------------------------------------
Premiums and other
 considerations                     $  322            $  311          $  308           $  311
Net investment income                  612               619             608              598
Total revenues                       1,215             1,222           1,205            1,187
Insurance and annuity
 benefits                              605               588             564              554
Operating costs and
 expenses                              180               188             187              194
Provision for finance
 receivable losses                      50                44              36               33
Total benefits and expenses          1,303               989             971              964
Net realized investment
 gains (losses)                          1                 1               3                1
Net income (loss)                     (164)(c)           119(d)          151               98(e)
----------------------------------------------------------------------------------------------
Per common share
 Net income (loss)                  $ (.76)(c)       $   .55(d)       $  .70           $  .45(e)
 Dividends paid                       .275              .275            .275             .275
 Market price
   High                              34.75             36.50           33.25            32.88
   Low                               26.25             30.13           27.75            27.31
   Close                             28.63             32.75           31.63            31.25
----------------------------------------------------------------------------------------------


(a) Includes increase in allowance for finance receivable losses of $140 million or $.67 per share.
(b)  Results primarily from the capital gains offset program.
(c)  Includes write-down of goodwill of $300 million or $1.39 per share.
(d)  Includes tax rate related adjustment of $30 million or $.14 per share.
(e) Includes cumulative effect of accounting changes of $46 million or $.21 per share.




--------------------------------------------------------------------------------

           A M E R I C A N   G E N E R A L   C O R P O R A T I O N

--------------------------------------------------------------------------------
REPORT OF MANAGEMENT

MANAGEMENT RESPONSIBILITY
   Management is responsible for the information in this report. Informed estimates and judgments were used that affect the reported amounts in the financial statements and disclosures regarding contingencies. While the estimates were based on management's best judgment at the time, future facts and circumstances could change, causing the ultimate results to differ from management's estimates.

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

INTERNAL AUDITORS
   Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the audit committee of the board. The company takes prompt corrective actions to address control deficiencies and other opportunities for improving the system.

INDEPENDENT AUDITORS
   American General engaged Ernst & Young LLP to perform an independent audit of the consolidated financial statements of the company. Ernst & Young LLP was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors, and committees of the board. Management believes that all representations made to Ernst & Young LLP during their audit were valid and appropriate.

AUDIT COMMITTEE OF THE BOARD
   The audit committee is composed of three non-employee members of the board of directors. The committee meets regularly with members of management, internal auditors, and Ernst & Young LLP to discuss the adequacy of American General's internal control environment, financial reporting, accounting matters, and audit results. Ernst & Young LLP and internal auditors have full and free access to the audit committee.

/s/ Austin P. Young
Senior Vice President and Chief Financial Officer

/s/ Harold S. Hook
Chairman and Chief Executive Officer

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
AMERICAN GENERAL CORPORATION
   We have audited the accompanying consolidated balance sheets of American General Corporation and subsidiaries as of December 31, 1995, 1994, and 1993, and the related consolidated statements of income, shareholders' equity, stock activity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Corporation and subsidiaries as of December 31, 1995, 1994, and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
   As discussed in Note 4 to the financial statements, the company changed certain of its accounting methods as a result of adopting new, required accounting standards.

/s/ Ernst & Young LLP
Houston, Texas
February 12, 1996

--------------------------------------------------------------------------------

                                                                              45
                      1 9 9 5   A N N U A L   R E P O R T