Form 10-K405, Exhibit 13
period 1996-12-31
AMERICAN GENERAL CORP /TX/
filed 1997-03-20
CIK 5103

                                                                      EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

AMERICAN GENERAL CORPORATION
For the three years ended December 31, 1996

     Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related notes beginning on page 26. Certain information included herein is forward looking and involves risks and uncertainties that could significantly impact expected results. Readers are directed to discussions of risks and uncertainties included in documents filed by American General Corporation with the Securities and Exchange Commission.

OVERVIEW

     American General Corporation (American General) is one of the nation's largest diversified financial services organizations with assets of $66 billion and shareholders' equity of $5.6 billion. American General reports the results of its business operations in three segments: Retirement Services, Consumer Finance, and Life Insurance.

     American General and its subsidiaries (collectively, the company) reported net income for the three years ended December 31, 1996 as follows:

In millions                                             1996      1995      1994
--------------------------------------------------------------------------------
Net income                                           $   577   $   545   $   513
Net income per share                                    2.75      2.64      2.45
--------------------------------------------------------------------------------

     The following significant items affected year-to-year comparability of net income:

     o Results include the operations of The Independent Life and Accident Insurance Company (Independent Life), acquired February 29, 1996, and The Franklin Life Insurance Company (Franklin Life), acquired January 31, 1995.

     o Net income for 1996 reflected an aftertax charge of $93 million ($.44 per share) resulting from the company's decision to offer for sale $875 million of non-strategic, underperforming finance receivable portfolios.

     o Net income for 1995 included a fourth quarter aftertax charge of $140 million ($.67 per share) for an increase in the allowance for finance receivable losses.

     o In 1994, net income reflected net realized investment losses of $114 million ($.55 per share), primarily from the company's capital gains offset program.

CORPORATE DEVELOPMENT

     The life insurance industry is currently undergoing a period of extensive consolidation. American General has participated in this consolidation through selective acquisitions to enhance growth and shareholder value. Since December 1994, American General has completed or announced five acquisitions with total consideration of $4.4 billion.

INDEPENDENT LIFE

     On February 29, 1996, American General acquired Independent Insurance Group, Inc., the holding company of Independent Life, for $362 million, consisting of cash (38%), common stock (38%), and convertible preferred stock (24%).

     Independent Life complements the company's existing life insurance distribution systems and further strengthens its position in households with modest incomes, particularly in the Southeast. Management plans to complete consolidation of Independent Life into the company's Nashville-based operations in 1997. The ultimate annual expense savings from this consolidation are expected to be approximately $75 million.

FRANKLIN LIFE

     On January 31, 1995, American General acquired American Franklin Company
(AFC), the holding company of Franklin Life, for $1.17 billion. The purchase price consisted of $920 million cash paid at closing and a $250 million cash dividend paid by AFC to its former parent prior to closing. Franklin Life complements the company's existing life insurance distribution systems and further strengthens its position in middle-income households, particularly in the Midwest.

WESTERN NATIONAL

     On December 23, 1994, American General acquired a 40% investment in Western National Corporation (Western National), the holding company of Western National Life Insurance Company, through the acquisition of 24.9 million shares of common stock for $274 million cash. On September 17, 1996, American General increased its investment to 46.2% on a fully diluted basis through the purchase of 7.3 million shares of participating convertible preferred stock for $126 million cash. American General's aftertax equity in earnings of Western National was $27 million in 1996 and $29 million in 1995.

HOME BENEFICIAL LIFE

     On December 23, 1996, American General announced a definitive agreement to acquire Home Beneficial Corporation, the holding company of Home Beneficial Life Insurance Company (Home Beneficial Life), for $665 million, or $39 per share, in cash or American General common stock. The amount of cash will be limited to a minimum of 25% and a maximum of 50% of the total consideration.

     Home Beneficial Life sells individual life insurance in six mid-Atlantic states and the District of Columbia.





16       AMERICAN GENERAL CORPORATION

Home Beneficial Life will be consolidated into the company's Nashville-based operations, resulting in approximately $20 million of annual expense savings. The transaction, which is subject to approval by Home Beneficial Corporation shareholders and to requisite regulatory approvals, is expected to close by March 31, 1997.

USLIFE

     On February 13, 1997, American General announced a definitive agreement under which USLIFE Corporation (USLIFE) will merge into American General in a transaction valued at $1.8 billion. Under the agreement, USLIFE shareholders will exchange each share of USLIFE common stock for American General common stock valued at $49. The exchange ratio will be based on an average trading price of American General common stock prior to closing, subject to a minimum of 1.09 shares and a maximum of 1.29 shares of American General common stock.

     USLIFE provides financial services, primarily life insurance and annuities, to over one million customers nationwide. Ultimate annual expense savings from this merger are expected to be approximately $50 million. The transaction, which is subject to approval by American General and USLIFE shareholders and to requisite regulatory approvals, is expected to close by June 30, 1997. The merger will be accounted for using the pooling of interests method.

BUSINESS SEGMENTS

     To facilitate meaningful period-to-period comparisons, earnings of each business segment include earnings from its business operations and earnings on that amount of equity considered necessary to support its business, and exclude net realized investment gains (losses) and other non-recurring items. Segment earnings were as follows:

In millions                                                1996     1995    1994
--------------------------------------------------------------------------------
Retirement Services                                       $ 225    $ 204   $ 187
Consumer Finance                                            128       85     245
Life Insurance                                              397      348     257
--------------------------------------------------------------------------------
   Segment earnings                                         750      637     689
   Loss on assets held for sale                             (93)    --      --
--------------------------------------------------------------------------------
     Total                                                $ 657    $ 637   $ 689
--------------------------------------------------------------------------------

     Segment earnings, presented above on an aftertax basis, differ from those disclosed in Note 18.2 by the amount of income tax expense for each segment and the loss on assets held for sale.

RETIREMENT SERVICES

     The Retirement Services segment offers retirement products and planning services to employees of educational, health care, public sector, and other not-for-profit organizations. Asset growth through sales and deposits, as well as management of the investment spread and operating expenses, contribute to the segment's profitability. Segment results were as follows:

In millions                                           1996      1995      1994
--------------------------------------------------------------------------------
Segment earnings                                     $   225   $   204   $   187
Assets
  Investments                                         22,146    21,933    18,260
  Separate Accounts                                    7,134     4,541     2,507
Sales                                                  1,324     1,112       891
Deposits
  Fixed                                                1,587     1,720     1,657
  Variable                                             1,310       835       573
--------------------------------------------------------------------------------

     EARNINGS. Segment earnings increased 10% in 1996 and 9% in 1995, reflecting continued strong growth in assets. Asset growth, excluding the fair value adjustment on securities, was 13% in 1996 and 17% in 1995 as a result of strong sales and deposits in each of the segment's primary markets.

     SALES AND DEPOSITS. Sales increased 19% in 1996 and 25% in 1995 primarily due to the 1994 introduction of the Portfolio Director product series, which provides numerous variable investment options. Variable deposits increased 57% in 1996 and 46% during 1995, as a result of policyholders' demand for equity investments due to the strong performance of the stock market. During 1996, the company responded to this demand by introducing Portfolio Director(R) 2, which offers 20 investment options including 12 publicly traded mutual funds. The segment's Separate Account assets, which relate to variable account options, increased $2.6 billion in 1996 and $2.0 billion in 1995.

     INVESTMENT SPREAD. Investment results and crediting rates on fixed accounts were as follows:

In millions                                      1996         1995         1994
--------------------------------------------------------------------------------
Net investment income                       $   1,652    $   1,597    $   1,492
Investment yield                                 8.03%        8.24%        8.37%
Average crediting rate                           6.23         6.41         6.57
Investment spread                                1.80         1.83         1.80
--------------------------------------------------------------------------------

     Net investment income, the primary component of segment revenues, increased in 1996 and 1995 as a result of growth in invested assets. Investment income increased despite declines of 21 and 13 basis points in investment yields on fixed accounts in 1996 and 1995, respectively. In response to these declining yields, the company adjusted the rates credited to policyholders. Through such management of crediting rates, the company has maintained a stable investment spread for the past three years.

     SURRENDERS. The rate of policyholder surrenders of fixed accounts was 5.3% of average reserves in 1996, compared to 4.3% in 1995 and 4.9% in 1994. The 1996 increase was due to competition from mutual funds and other financial institutions, and the trend toward lower fixed interest crediting rates.

     OPERATING EXPENSES. The ratio of operating expenses to average assets improved to .52% in 1996, compared to .61% in 1995 and .57% in 1994. Operating



                                                  1996 ANNUAL REPORT         17
expenses for 1995 were adversely affected by a pretax charge of $19 million (.08% of average assets) for estimated state guaranty fund assessments resulting from past industry insolvencies.

     OUTLOOK. Through the development of new products and enhanced technology, the company is well positioned to meet the retirement services needs of the expanding middle-aged market. Segment earnings are expected to increase primarily through expanded sales, asset growth, and management of the investment spread.

CONSUMER FINANCE

     The Consumer Finance segment provides consumer and home equity loans and other credit-related products. Segment results are influenced by the amount and mix of finance receivables, credit quality, borrowing cost, and operating expenses. In 1996, this segment focused on its action program to improve credit quality. Segment results were as follows:

In millions                                        1996        1995        1994
--------------------------------------------------------------------------------
Segment earnings                               $    128*   $     85    $    245
Finance receivables                               7,625       8,410       7,920
Yield on finance receivables                       17.9%       18.0%       17.6%
Borrowing cost                                      6.9         7.0         6.6
Spread                                             11.0        11.0        11.0
--------------------------------------------------------------------------------

* Excludes $93 million loss on assets held for sale.

     EARNINGS. The decline in credit quality beginning in 1995 and management's related actions have caused segment earnings to fluctuate over the past two years. In fourth quarter 1995, the company increased the allowance for losses on finance receivables by $216 million ($140 million aftertax). Efforts to improve credit quality were also reflected in 1996 earnings through higher operating expenses and lower finance charge revenues.

     ACTION PROGRAM. As a result of the company's strategy in prior years of emphasizing higher-yielding receivables, which are characterized by higher credit risk, delinquencies and charge offs increased to higher than anticipated levels beginning in third quarter 1995. The company responded by initiating an action program to improve credit quality, beginning with a comprehensive review of the consumer finance operations in fourth quarter 1995. This review, which consisted of extensive internal analysis, together with credit loss development projections supplied by outside credit consultants, indicated a need for an increase in the allowance for losses. As a result, the company increased the allowance for losses on finance receivables $216 million ($140 million aftertax) in fourth quarter 1995.

     Other components of the action program included raising underwriting standards, increasing collection efforts, and rebalancing the finance receivable portfolio to de-emphasize certain higher-risk portfolios and increase the proportion of real estate-secured receivables. During 1996, the company purchased five portfolios of real estate-secured receivables totaling $754 million, which increased the proportion of these receivables to 49% at December 31, 1996, compared to 35% and 34% at year-end 1995 and 1994, respectively.

     ASSETS HELD FOR SALE. To increase its focus on core branch operations, the company decided in fourth quarter 1996 to offer for sale two non-strategic, underperforming finance receivable portfolios totaling $875 million. These portfolios consisted of $520 million of bank credit card receivables and $355 million of private label loans issued in prior years to finance purchases of home satellite dishes. At December 31, 1996, these receivables and an associated allowance of $70 million were reclassified to assets held for sale.

     The company has hired an outside advisor to market the portfolios. Based on negotiations with prospective purchasers subsequent to year end, the company determined that an aftertax write-down of $93 million was necessary to reduce the carrying amount of the assets held for sale to net realizable value, after considering related expenses.

     SPREAD. Yield on finance receivables declined 17 basis points in 1996, compared to an increase of 44 basis points during 1995. The 1996 decline reflects the increased proportion of real estate-secured loans and higher levels of non-accrual delinquent loans. Although the yield declined in 1996, the spread between yield and borrowing cost has remained constant at 11% for the past three years.

     CREDIT QUALITY DATA. The allowance for finance receivable losses, delinquencies, and charge offs were as follows:

In millions                                      1996        1995        1994
--------------------------------------------------------------------------------
Allowance for finance
  receivable losses                            $    395    $    492    $    226
    % of finance receivables                       5.18%       5.85%       2.86%
Delinquencies                                  $    317    $    386    $    252
    % of finance receivables                       3.83%       4.13%       2.89%
Charge offs                                    $    444    $    308    $    172
    % of average finance
      receivables                                  5.47%       3.77%       2.45%
--------------------------------------------------------------------------------

     The 1996 decreases in the allowance and delinquency ratios were primarily due to the increased proportion of real estate-secured receivables and the reclassification of certain receivables to assets held for sale. Excluding the portfolios held for sale, the delinquency ratios were 3.88% and 2.81% at year-end 1995 and 1994, respectively.

     The increases in charge offs in 1996 and 1995 were primarily attributable to non-real estate-secured loans and the portfolios currently held for sale. Excluding the portfolios held for sale, the charge off ratios were 4.72%, 3.26%, and 2.19% in 1996, 1995, and 1994, respectively.



18       AMERICAN GENERAL CORPORATION

     OPERATING EXPENSES. Operating expenses increased 10% in 1996 and 26% in 1995. As a percentage of average finance receivables, operating expenses were 6.1%, 5.4%, and 5.0% in 1996, 1995, and 1994, respectively. The increase in operating expenses reflected lower 1996 deferrals of loan origination costs, increased collection efforts associated with higher levels of delinquent receivables, and increased costs related to branch office growth that occurred in 1995 and 1994.

     OUTLOOK. Management believes that the planned sale of the non-strategic, underperforming portfolios combined with the ongoing credit quality improvement program will result in improved earnings. However, adverse changes in credit fundamentals within the consumer finance market, including the current high level of personal bankruptcies, could negatively impact expected results.

LIFE INSURANCE

     The Life Insurance segment provides traditional and interest-sensitive life insurance and annuities to three defined markets, based on household income and product needs. Recent acquisitions of companies that strategically fit the segment's existing markets and distribution systems have contributed to growth and profitability. Segment profitability is a function of premiums, investment spread, mortality, and operating expenses. Segment results were as follows:

In millions                                            1996      1995      1994
--------------------------------------------------------------------------------
Segment earnings                                     $   397   $   348   $   257
Assets                                                25,078    23,592    14,156
Premiums and other
         considerations                                1,687     1,486       999
Net investment income                                  1,533     1,401       902
Insurance and annuity
         benefits                                      1,805     1,722       990
--------------------------------------------------------------------------------

     EARNINGS. Earnings increased primarily due to the acquisitions of Independent Life on February 29, 1996 and Franklin Life on January 31, 1995.
These acquisitions contributed $146 million and $98 million to segment earnings in 1996 and 1995, respectively. The acquisitions were the primary reason for the increases in each of the line items in the table above.

     PREMIUMS AND DEPOSITS. Premiums, sales, and deposits were as follows:

In millions                                              1996     1995     1994
--------------------------------------------------------------------------------
Life insurance
  Premiums                                              $1,291   $1,127   $  679
  Sales                                                    310      347      258
  Deposits                                                 682      649      547
Annuities
  Sales                                                    366      592      601
  Deposits                                                 434      661      598
--------------------------------------------------------------------------------

     Life insurance premiums increased by 15% in 1996 and 66% in 1995 due to new sales and the acquisitions of Independent Life and Franklin Life. Life insurance sales were lower in 1996 due to competitive factors and disruptions resulting from changes in field administration systems. The 1995 increase in life insurance sales primarily related to the acquisition of Franklin Life. Deposits for interest-sensitive life insurance increased 5% in 1996, compared to an increase of 19% in 1995, which included high amounts of optional deposits in excess of target premium on such contracts.

     Annuity sales were lower in 1996 due to market conditions that would not support the segment's profitability objectives. Deposits for annuities decreased 34% in 1996 compared to an increase of 10% in 1995. The 1996 decrease reflected increased competition from other equity-based investments.

     During 1996, the company launched initiatives to increase sales, such as strategic alliances with brokerage firms and mutual fund companies and the development of new insurance and annuity products.

     INVESTMENT SPREAD. Net investment income increased in 1996 and 1995 as a result of the Independent Life and Franklin Life acquisitions. The average investment yield, interest crediting rate, and investment spread for the primary operating companies were as follows:

                                                    1996       1995       1994
--------------------------------------------------------------------------------
American General Life
 Investment yield                                    7.79%      7.99%      8.05%
 Average crediting rate                              5.90       5.98       5.91
 Investment spread                                   1.89       2.01       2.14
--------------------------------------------------------------------------------
American General Life and Accident
 Investment yield                                    8.36%      8.78%      8.97%
 Average crediting rate                              6.62       6.82       6.78
 Investment spread                                   1.74       1.96       2.19
--------------------------------------------------------------------------------
Franklin Life
 Investment yield                                    8.53%      8.57%
 Average crediting rate                              6.46       6.65
 Investment spread                                   2.07       1.92
--------------------------------------------------------------------------------

     Investment spread has declined but is still within product pricing assumptions. Some large blocks of traditional in force business have crediting rates that cannot be adjusted when investment yields fluctuate. At December 31, 1996, approximately 61% of the segment's insurance and annuity liabilities were subject to interest crediting rate adjustments.

     MORTALITY. Death claims, included in insurance and annuity benefits, increased 10% in 1996 and 24% in 1995 due to the acquisitions of Independent Life and Franklin Life. Death claims per $1,000 of in force were $4.20, $3.98, and $4.66 in 1996, 1995, and 1994, respectively. Overall, mortality experience was within pricing assumptions.

     OPERATING EXPENSES. The ratio of operating expenses to direct premiums and deposits was 16.6%, 13.3%, and 13.8% in 1996, 1995, and 1994, respectively. The increase in 1996 results from lower annuity deposits and Independent Life's higher overall expense ratio,




                                                       1996 ANNUAL REPORT     19
which does not completely reflect anticipated savings from consolidation of operations. Lower sales resulted in a reduction in the deferral of acquisition costs in 1996 compared to 1995.

     OUTLOOK. The company plans to complete the acquisitions of USLIFE and Home Beneficial Life and the integration of Independent Life's operations in 1997. Additionally, product and distribution system initiatives started during 1996 and the planned introduction of new variable and indexed products in 1997 are expected to improve sales. Together, these activities are expected to result in increased segment earnings.

INVESTMENTS

     At year-end 1996, the company's $66 billion of assets included $44 billion of investments, principally supporting insurance and annuity liabilities. Fixed maturity securities and mortgage loans accounted for 94% of total investments.

FAIR VALUE OF SECURITIES

     An increase in interest rates and resulting decreases in bond values in 1996 caused a $1.4 billion decrease in the fair value adjustment to fixed maturity securities and a related $527 million decrease in shareholders' equity. The components of the adjustment to report fixed maturity and equity securities at fair value at December 31, and the 1996 change, were as follows:

In millions                                         1996       1995     Change
--------------------------------------------------------------------------------
Fair value adjustment to fixed
  maturity securities*                            $ 1,355    $ 2,716    $(1,361)
Increase (decrease) in deferred
  policy acquisition costs and
  cost of insurance purchased                        (512)    (1,061)       549
Decrease (increase) in deferred
  income taxes                                       (301)      (586)       285
--------------------------------------------------------------------------------
Net unrealized gains (losses)
  Fixed maturity securities                           542      1,069       (527)
  Equity securities                                    17         31        (14)
   Net unrealized gains (losses)
    on securities                                 $   559    $ 1,100    $  (541)
--------------------------------------------------------------------------------

* Includes $59 million and $93 million related to Western National for 1996 and 1995, respectively.

     In contrast, the fair value adjustment at year-end 1995 resulted in a $4.1 billion increase in fixed maturity securities and a $2.0 billion increase in shareholders' equity from year-end 1994.

     Accounting rules do not permit adjustment to fair value of the insurance liabilities supported by these securities, thereby creating volatility in shareholders' equity as interest rates change. Care should be exercised in drawing conclusions based on balance sheets that are only partially adjusted to fair value.

FIXED MATURITY SECURITIES

     At year-end 1996, fixed maturity securities included $26.0 billion of corporate bonds, $10.6 billion of mortgage-backed securities (MBSs), $1.8 billion of bonds issued by governmental agencies, and $98 million of preferred stocks with mandatory redemption provisions.

     The average credit rating of the fixed maturity securities was AA- at year-end 1996, 1995, and 1994. Average ratings by category at December 31, 1996 were as follows:

                                                                        Average
In millions                                          1996                Rating
--------------------------------------------------------------------------------
Investment grade                                    $26,370        68%       A
Mortgage-backed                                      10,642        28       AAA
Below investment grade                                1,478         4       BB-
--------------------------------------------------------------------------------
  Total fixed maturity
   securities                                       $38,490       100%      AA-
--------------------------------------------------------------------------------

     INVESTMENT GRADE. Investment grade securities include bonds and preferred stocks with mandatory redemption features that have credit ratings of BBB- or higher.

     MORTGAGE-BACKED SECURITIES. MBSs at December 31 were invested as follows:

In millions                                           1996      1995      1994
--------------------------------------------------------------------------------
CMOs                                                 $ 9,330   $10,466   $ 9,180
Pass-through securities                                1,053     1,061       784
Commercial MBSs                                          259       136        68
--------------------------------------------------------------------------------
  Total MBSs                                         $10,642   $11,663   $10,032
--------------------------------------------------------------------------------

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

     The principal risks inherent in holding CMOs (as well as pass-through securities and other MBSs) are prepayment and extension risks arising from changes in market interest rates. In declining interest rate environments, the mortgages underlying the CMOs are prepaid more rapidly than anticipated, causing early repayment of the CMOs. In rising interest rate environments, the underlying mortgages are prepaid at a slower rate than anticipated, causing CMO principal repayments to be extended. Although early CMO repayments may result in acceleration of income from recognition of any unamortized discount, the proceeds typically are reinvested at lower current yields, resulting in a net



20    AMERICAN GENERAL CORPORATION
reduction of future investment income. Proceeds from repayments of MBSs decreased from $1.8 billion in 1994 to $686 million in 1995 and $885 million in 1996. At current interest rate levels, repayments are expected to decrease slightly in 1997.

     The company manages this prepayment and extension risk by investing in CMO tranches that provide for greater stability of cash flows. The mix of CMO tranches at December 31 was as follows:

In millions                                            1996      1995      1994
--------------------------------------------------------------------------------
Planned Amortization Class                           $ 5,172   $ 5,579   $ 4,546
Sequential                                             2,967     3,268     3,144
Z (Accrual)                                              692       973       823
Target Amortization Class                                493       638       656
Other                                                      6         8        11
--------------------------------------------------------------------------------
  Total CMOs                                         $ 9,330   $10,466   $ 9,180
--------------------------------------------------------------------------------

     The Planned Amortization Class (PAC) tranche is structured to provide more certain cash flows to the investor and therefore is subject to less prepayment and extension risk than other CMO tranches. PACs derive their stability from two factors: (1) early repayments are applied first to other tranches to preserve the PACs' originally scheduled cash flows as much as possible, and (2) cash flows applicable to other tranches are applied first to the PACs if the PACs' actual cash flows are received later than originally anticipated. PACs accounted for 49% of total MBSs at December 31, 1996.

     Sequentials allocate all principal payments to tranches based on maturity, retiring the shortest maturity tranches first. The prepayment and extension risk associated with a Sequential tranche can vary as interest rates fluctuate, since Sequentials are not supported by other tranches. Sequentials include PACs that effectively function as Sequentials due to excessive early repayment of the underlying mortgages.

     The majority of the company's CMO portfolio trades in the open market. As such, the company obtains market prices from outside vendors. Any security price not received from a vendor is obtained from the originating broker or, in rare circumstances, is internally calculated.

     BELOW INVESTMENT GRADE. Below investment grade securities include bonds and preferred stocks with mandatory redemption provisions that have a credit rating below BBB-. Below investment grade securities were 3% of invested assets at year-end 1996, 1995, and 1994. This percentage compares to the life insurance industry average of 4% at December 31, 1995, the latest date for which information is available. Investment income from below investment grade securities was $136 million, $138 million, and $75 million in 1996, 1995, and 1994, respectively. Realized investment gains (losses) were immaterial.

     NON-PERFORMING. Bonds are deemed to be non-performing when the payment of interest is sufficiently uncertain as to preclude the accrual of interest. Non-performing bonds were less than 0.2% of total fixed maturity securities at year-end 1996, 1995, and 1994.

MORTGAGE LOANS

     Mortgage loans on real estate represented 7% of invested assets at year-end 1996 and 1995, compared to 8% at year-end 1994. Total mortgage loans increased during 1995 as a result of the Franklin Life acquisition. Mortgage loan statistics at December 31 were as follows:


In millions                                   1996         1995         1994
--------------------------------------------------------------------------------
Commercial                                  $  3,050     $  3,060     $  2,656
Residential                                     --             68           84
Allowance for losses                             (80)         (87)         (89)
--------------------------------------------------------------------------------
  Total mortgage loans                      $  2,970     $  3,041     $  2,651
--------------------------------------------------------------------------------
Foreclosures during the year                $     21     $     73     $     17
--------------------------------------------------------------------------------
Allowance for losses                             2.6%         2.8%         3.2%
--------------------------------------------------------------------------------
Non-performing
  Delinquent (60+ days)                           .7%         2.6%         3.0%
  Restructured                                   4.5          2.9          2.7
--------------------------------------------------------------------------------
    Total non-performing                         5.2%         5.5%         5.7%
--------------------------------------------------------------------------------
Yield on restructured loans                      8.2%         8.1%         7.9%
--------------------------------------------------------------------------------

     NON-PERFORMING. Non-performing mortgage loans include loans delinquent 60 days or more and commercial loans that have been restructured and are currently performing under the modified terms. Non-performing mortgage loans totaled $159 million at year-end 1996, compared to $172 million and $157 million at year-end 1995 and 1994, respectively. The company's portfolio continues to outperform the life insurance industry averages for non-performing commercial mortgage loans. The industry average was 10% at September 30, 1996, the latest date for which information is available.

     WATCH LIST. Commercial mortgage loans are placed on the company's watch list if (1) the loan is delinquent 30-59 days, (2) the borrower is in bankruptcy, or (3) the loan is potentially undercollateralized. At year-end 1996, $282 million of commercial mortgage loans were on the company's watch list, compared to $263 million at year-end 1995 and $239 million at year-end 1994. The 1996 increase was primarily due to a single borrower in bankruptcy. The 1995 increase reflected additions of potentially undercollateralized loans and certain loans acquired in the Franklin Life acquisition. While the watch list loans may be predictive of higher non-performing loans in the future, the company does not anticipate a significant effect on operations, liquidity, or capital from these loans.

INVESTMENT REAL ESTATE

     Investment real estate consists of land development projects, income-producing real estate, foreclosed real estate, and the American General Center, an office




                                                        1996 ANNUAL REPORT    21
complex in Houston. These assets represented less than 2% of invested assets at year-end 1996, 1995, and 1994. Income-producing real estate increased $21 million in 1996, primarily due to the addition of Independent Life's home office building. No other significant investments in real estate were made, except for commitments on existing land development projects and foreclosures.

     The company's principal exposure to environmental regulation arises from its ownership of investment real estate. Probable costs related to environmental cleanup are immaterial.

REALIZED INVESTMENT GAINS (LOSSES)

     Realized investment gains (losses) may vary significantly from year to year since the decision to sell investments is determined principally by consideration of investment timing and tax consequences. Realized investment gains (losses) also result from changes in write-downs and reserves. Realized gains (losses) were as follows:

In millions                                              1996     1995     1994
--------------------------------------------------------------------------------
Sales and calls
  Fixed maturity securities                             $   9    $  18    $(121)
  Equity securities                                        51       19        9
Write-downs/reserve increases                              (4)     (54)    (123)
Other                                                      11       29       63
--------------------------------------------------------------------------------
  Total realized investment
   gains (losses)                                       $  67    $  12    $(172)
--------------------------------------------------------------------------------

     During 1994, the company initiated a program to realize capital losses for tax purposes to offset prior period capital gains. In 1995, the company received a tax refund of $46 million, generated by $126 million in net capital losses realized in 1994 primarily through the sale of fixed maturity securities. No additional capital losses have been realized under this program.

     The majority of the 1995 write-down and reserve increases related to mortgage loans. Write-downs and reserve increases in 1994 primarily related to investment real estate.

ASSET/LIABILITY MANAGEMENT

OBJECTIVES

     Asset/liability management is performed on an ongoing basis for each operating company as well as on an aggregate basis. The primary objective of the company's asset/liability management program is to maintain a reasonable balance in the durations of assets and liabilities, while achieving profitability objectives.

RETIREMENT SERVICES AND LIFE INSURANCE

     The asset/liability management program of the Retirement Services and Life Insurance segments is designed to maximize long-term profitability, subject to pre-established risk constraints. These risk constraints include minimizing exposure of the company's surplus to fluctuations in interest rates and ensuring adequate liquidity to meet liability cash flow requirements.

     INTEREST RATES. The company responds to fluctuations in interest rates through periodic repricing of new products and adjustment of interest crediting rates on existing products where possible. Despite declining yields due to lower interest rates, management of interest crediting rates has maintained overall margins on interest-sensitive products within product pricing assumptions.

     The company's ability to manage interest crediting rates is largely due to the nature of its insurance and annuity products. At December 31, 1996, approximately 81% of the insurance and annuity liabilities were subject to interest crediting rate adjustments. Insurance and annuity liabilities at December 31 were as follows:

In millions                                           1996      1995      1994
--------------------------------------------------------------------------------
Retirement annuities                                 $21,067   $20,147   $18,656
Traditional and participating life                     8,473     7,679     4,334
Interest-sensitive life                                3,623     3,253     2,933
Other annuities                                        5,670     5,578     3,029
Other                                                  1,399     1,326       671
--------------------------------------------------------------------------------
  Total insurance and
    annuity liabilities                              $40,232   $37,983   $29,623
--------------------------------------------------------------------------------

     LIQUIDITY. The company's insurance reserves are supported by high-quality, low-risk investments, including investment grade fixed maturity securities, mortgage-backed securities, mortgage loans, and policy loans. The company targets duration relationships by aligning new cash flows with specific duration objectives and, to a lesser extent, through portfolio restructuring actions. The most recent estimated duration of the company's insurance and annuity liabilities was in the range of 4.7 to 5.7 years, while the estimated duration of the assets supporting these liabilities was 5.2 years.

     Cash flow testing of assets and liabilities is performed at least annually under multiple interest rate scenarios to evaluate the appropriateness of the company's investment portfolios relative to its insurance reserves. Cash flow testing performed as of December 31, 1996 indicated that the company's insurance subsidiaries would have sufficient cash flows to meet their insurance obligations.

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



22     AMERICAN GENERAL CORPORATION

DERIVATIVE FINANCIAL INSTRUMENTS

     The company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements. The company is neither a dealer nor a trader in derivative financial instruments.

     INVESTMENTS. Interest rate swap agreements are occasionally used to effectively convert specific investment securities from a floating to a fixed-rate basis, or vice versa, and to hedge against the risk of rising prices on anticipated security purchases. Currency swap agreements are infrequently used to effectively convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specified exchange rates, and to hedge against currency rate fluctuations on anticipated security purchases.

     DEBT. Interest rate swap agreements on debt are used to effectively convert a portion of floating-rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances, primarily in the Consumer Finance segment.

     RISKS. The company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The company limits this exposure by entering into swap agreements with counterparties having high credit ratings and regularly monitoring the ratings.

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

CAPITAL RESOURCES

     The company's overall financial strength is based on total equity of $6.8 billion and is confirmed by strong ratings for both debt-paying and claims-paying ability. To facilitate analysis of capital resources, corporate capital and the business segments are discussed separately below.

CORPORATE CAPITAL

     Total capital of the parent company is referred to as "corporate capital." Since American General is a holding company, the level of corporate capital is determined primarily by the required equity of its business segments, while the mix of corporate capital between debt and equity is influenced by overall corporate strategy and structure.

     American General's target capital structure consists of 25% corporate debt, a maximum 15% redeemable equity, and a minimum 60% shareholders' equity. At year-end 1996, corporate capital totaling $7.8 billion, excluding the fair value adjustment on securities, was comprised of $1.5 billion of corporate debt (20%), $1.2 billion of redeemable equity (15%), and $5.1 billion of shareholders' equity (65%).

     DEBT. American General's corporate debt ratings on February 14, 1997 were as follows:

                                         Commercial Paper       Long-term Debt
--------------------------------------------------------------------------------
Standard & Poor's                         A-1+   (Highest)      AA-    (Strong)
Duff & Phelps                             D-1+   (Highest)      AA-    (Strong)
Moody's                                   P-1    (Highest)      A1     (Strong)
--------------------------------------------------------------------------------

     REDEEMABLE EQUITY. In the last two years, the company issued redeemable equity totaling $1.2 billion through two wholly owned subsidiaries and a subsidiary trust. These securities are recorded on the consolidated balance sheet as preferred securities within redeemable equity. In 1996, the company issued $500 million of 7.57% Capital Securities, Series A. Net proceeds of $495 million were used to reduce short-term debt. During 1995, the company completed public offerings of three issues of Monthly Income Preferred Securities totaling $752 million, with net proceeds of $729 million. Two of the issues, with net proceeds of $485 million, were used to refinance a portion of the short-term debt related to the Franklin Life acquisition. The third issue, with net proceeds of $244 million, was used to refinance short-term real estate-related debt. This issue is convertible into American General common stock.

     The company receives a tax deduction for an amount equal to dividends paid on preferred securities. A proposal is currently pending in Congress that could eliminate this tax benefit for future issuances. This proposal, however, is not expected to impact the tax status of previously issued preferred securities.

     PREFERRED STOCK. In connection with the 1996 acquisition of Independent Life, the company issued 2.3 million shares of American General 7% Convertible Preferred Stock. This new issue of preferred stock increased shareholders' equity by $85 million. The preferred stock is non-callable for four years, and each share is mandatorily convertible during the fifth year into one share of American General common stock.

     PENDING ACQUISITIONS. American General plans to issue up to 14 million shares of common stock for the stock portion of the Home Beneficial Life purchase price. The cash portion, which will be between $166 million and $333 million, will be financed through short-term borrowings.

     To complete the merger with USLIFE, American General expects to issue 39 million to 47 million shares of common stock. Additionally, the company will assume USLIFE's debt of approximately $600 million. As a result of the planned merger with USLIFE, American General's corporate debt ratings and the claims-paying ability ratings of the company's principal life insurance companies are under review by rating agencies.



                                                        1996 ANNUAL REPORT    23

RETIREMENT SERVICES AND LIFE INSURANCE SEGMENTS

     RISK-BASED CAPITAL. The amount of statutory equity required to support the business of the company's life insurance companies is principally a function of four factors: (1) the quality of the assets invested to support insurance and annuity reserves, (2) the mortality and other insurance-related risks, (3) the interest-rate risk resulting from potential mismatching of asset and liability durations, and (4) general business risks. Each of these items is a key factor in the National Association of Insurance Commissioners' (NAIC) risk-based capital (RBC) formula, used to evaluate the adequacy of a life insurance company's statutory equity.

     The RBC formula specifies weighting factors that are applied to financial balances or levels of activity of each company, based on the perceived degree of risk, to calculate RBC. The RBC ratio is determined by dividing a life insurance company's total adjusted capital by its Authorized Control Level RBC.

     The RBC requirements provide for four different levels of regulatory attention depending on an insurance company's RBC ratio, the least severe of which is the Company Action Level. At the Company Action Level, the company must submit a comprehensive financial plan to the state insurance commissioner that discusses proposed corrective actions to improve its capital position.

     American General's target statutory equity for each of its life insurance companies is 2.5 times the Company Action Level RBC. At December 31, 1996, all of American General's life insurance companies had statutory equity equal to or in excess of 2.8 times the Company Action Level RBC (or 5.6 times the Authorized Control Level RBC). The company believes that its statutory equity is more than adequate to satisfy its foreseeable financial obligations.

     RATINGS. Rating agencies use the NAIC approach as one of the factors in determining an insurance company's claims-paying ability rating. The claims-paying ability ratings of the company's principal life insurance companies on February 14, 1997 were as follows:

                                                          American
                                           American     General Life  Franklin
                           VALIC         General Life   and Accident    Life
--------------------------------------------------------------------------------
A.M. Best                   A++              A++             A++        A++
                         (Highest)        (Highest)       (Highest)  (Highest)

Standard &                  AAA              AAA             AAA         AA+
 Poor's                  (Highest)        (Highest)       (Highest)  (Excellent)

Duff &                      AAA              AAA             AAA        AA+
 Phelps                  (Highest)        (Highest)       (Highest)   (Strong)

Moody's                     Aa2              Aa3                        Aa3
                        (Excellent)       (Excellent)               (Excellent)
--------------------------------------------------------------------------------

CONSUMER FINANCE SEGMENT

     The Consumer Finance segment's capital varies directly with the amount of finance receivables outstanding. The capital mix of consumer finance debt and equity is based primarily upon maintaining leverage at a level that supports cost-effective funding.

     Consumer finance capital of $8.8 billion at year-end 1996 included $7.6 billion of consumer finance debt, which was not guaranteed by the parent company, and $1.2 billion of equity. The ratio of debt to tangible net worth, a key measure of financial risk in the consumer finance industry, was 8.4 to 1 for the Consumer Finance segment at year-end 1996, compared to 7.5 to 1 for year-end 1995 and 1994. The 1996 ratio exceeded the target of 7.5 to 1 due to the $93 million aftertax loss on assets held for sale reported as of December 31, 1996. The segment plans to return its debt to tangible net worth ratio to
7.5 to 1 in first quarter 1997.

     RATINGS. The consumer finance debt ratings on February 14, 1997 were as follows:

                                    Commercial Paper           Long-term Debt
--------------------------------------------------------------------------------
Standard & Poor's                    A-1      (Strong)         A+      (Strong)
Duff & Phelps                        D-1+     (Highest)        A+      (Strong)
Moody's                              P-1      (Highest)        A1      (Strong)
--------------------------------------------------------------------------------

LIQUIDITY

     The company's overall liquidity is based on cash flows from the business segments and its ability to borrow in both the long-term and short-term markets at competitive rates. The company believes that its overall sources of liquidity will continue to be sufficient to satisfy its foreseeable financial obligations.

PARENT COMPANY

     Operating cash flow for the parent company includes dividends from the business segments, partially offset by interest and other expenses not allocated to the segments. While the subsidiaries are restricted in the amount of dividends they may pay to the parent company as discussed in Note 17.1, these restrictions are not expected to affect the ability of American General to meet its cash obligations in 1997.

     During 1996, $429 million of operating cash flow was used to pay dividends to shareholders, pay interest on corporate debt, and to repurchase common stock. American General repurchased 4.9 million shares of its common stock at a cost of $178 million in 1996, compared to 1.2 million shares ($40 million) and
9.5 million shares ($262 million) in 1995 and 1994, respectively.

     Since inception of the share buyback program in 1987, 103 million American General common shares have been repurchased for an aggregate cost of $2.1 billion. To meet pooling of interests accounting requirements in connection with the merger with USLIFE, American General




24    AMERICAN GENERAL CORPORATION
plans to rescind its share buyback program prior to consummating the merger and may be limited in its future repurchase of common shares.

RETIREMENT SERVICES AND LIFE INSURANCE SEGMENTS

     Principal sources of cash for the Retirement Services and Life Insurance segments were as follows:

In millions                                             1996     1995     1994
--------------------------------------------------------------------------------
Operating activities                                    $1,719   $1,773   $1,219
Fixed policyholder account
  deposits, net of withdrawals                             162    1,094    1,238
Variable account deposits,
  net of withdrawals                                     1,767    1,194      837
--------------------------------------------------------------------------------

     Cash provided by operating activities increased in 1995 due to the Franklin Life acquisition. In both 1996 and 1995, the decrease in net fixed policyholder account deposits and the increase in net variable account deposits were the result of policyholders seeking higher returns in equity-based investments, including the company's Separate Accounts. Because the investment risk on variable accounts lies solely with the policyholder, deposits and withdrawals related to Separate Accounts are not included in the company's consolidated statement of cash flows.

     The major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities, and dividends paid to the parent company. These segments paid dividends of $320 million in 1996, compared to $323 million in 1995 and $367 million in 1994. In addition, Franklin Life loaned $116 million to a subsidiary of American General in 1995, which was used to pay down short-term debt.

CONSUMER FINANCE SEGMENT

     Principal sources of cash for the Consumer Finance segment were as follows:

In millions                                             1996     1995     1994
--------------------------------------------------------------------------------
Operating activities                                    $  590   $  658   $  511
Increase in borrowings                                     155      376    1,243
--------------------------------------------------------------------------------

     Cash provided by operating activities decreased in 1996 primarily as a result of lower finance charge revenues and higher operating expenses. Cash provided by increased borrowings decreased in 1996 and 1995 due to lower growth in receivables.

     The major uses of cash were to fund finance receivables and dividends paid to the parent company. Net cash used to fund finance receivables was $453 million in 1996, down from $859 million in 1995 and $1.5 billion in 1994. Dividends paid to the parent company totaled $139 million in 1996, compared to $33 million in 1995 and $140 million in 1994. Dividend levels are adjusted to maintain the ratio of debt to tangible net worth at a level that supports cost-effective funding.

     Operating cash flow and access to money and capital markets, resulting from strong long-term debt and commercial paper ratings, are expected to satisfy 1997 cash requirements, including long-term debt maturities.

CREDIT FACILITIES

     At December 31, 1996, committed and unused credit facilities totaled $3.5 billion with 51 domestic and foreign banks. While the principal purpose of these facilities is to support the issuance of commercial paper, they also provide an additional source of cash to American General and its subsidiaries.

LEGAL AND OTHER FACTORS

TAXATION

     Tax laws affect not only the way the company is taxed but also the design of many of its products. Changes in tax laws or regulations could adversely affect operating results.

REGULATION

     Insurance regulators monitor market conduct, such as sales and advertising practices, agent licensing and compensation, policyholder service, complaint handling, underwriting, and claims practices. The company is not aware of any existing or pending regulatory actions concerning market conduct that would materially affect its operations. However, as a result of increased regulatory scrutiny, market conduct compliance costs may increase for American General's insurance and annuity subsidiaries.

LITIGATION

     The company is party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will have no material adverse effect on the company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama continues to increase and creates the potential for an unpredictable judgment in any given suit.

     Two of American General's subsidiaries, Franklin Life and American General Life Insurance Company, are defendants in lawsuits filed as purported class actions asserting claims related to sales practices of certain life insurance products. Because these cases are in the early stages of litigation, it is premature to address their materiality. The claims are being defended vigorously by the subsidiaries.

     See Note 17.2 for specific legal proceedings involving the company.



                                                        1996 ANNUAL REPORT    25

                        CONSOLIDATED STATEMENT OF INCOME

-----------------------------------------------------------------------------------------------------------
AMERICAN GENERAL CORPORATION
For the years ended December 31
In millions, except per share data                                               1996      1995       1994
-----------------------------------------------------------------------------------------------------------
REVENUES            Premiums and other considerations                         $  1,968   $ 1,753    $ 1,210
                    Net investment income                                        3,271     3,095      2,493
                    Finance charges                                              1,450     1,492      1,248
                    Realized investment gains (losses)                              67        12       (172)
                    Equity in earnings of Western National Corporation              40        43         --
                    Other                                                           91       100         62
                    ---------------------------------------------------------------------------------------
                          Total revenues                                         6,887     6,495      4,841
-----------------------------------------------------------------------------------------------------------
BENEFITS AND        Insurance and annuity benefits                               3,156     3,047      2,224
EXPENSES            Operating costs and expenses                                 1,123     1,007        801
                    Commissions                                                    540       511        400
                    Change in deferred policy acquisition costs and
                      cost of insurance purchased                                  (74)     (168)      (126)
                    Provision for finance receivable losses                        417       574        214
                    Loss on assets held for sale                                   145        --         --
                    Interest expense
                      Corporate                                                    123       156        110
                      Consumer Finance                                             493       518        416
                    ---------------------------------------------------------------------------------------
                          Total benefits and expenses                            5,923     5,645      4,039
-----------------------------------------------------------------------------------------------------------
EARNINGS            Income before income tax expense                               964       850        802
                    Income tax expense                                             347       286        289
                    ---------------------------------------------------------------------------------------
                    Income before net dividends on preferred securities
                      of subsidiaries                                              617       564        513
                    Net dividends on preferred securities of subsidiaries           40        19         --
                    ---------------------------------------------------------------------------------------
                          Net income                                          $    577   $   545    $   513
-----------------------------------------------------------------------------------------------------------
SHARE DATA                Net income per share                                $   2.75   $  2.64    $  2.45
-----------------------------------------------------------------------------------------------------------

                    See Notes to Financial Statements.

26     AMERICAN GENERAL CORPORATION

                           CONSOLIDATED BALANCE SHEET

-----------------------------------------------------------------------------------------------------------
AMERICAN GENERAL CORPORATION
At December 31
In millions, except share data                                                 1996       1995      1994
-----------------------------------------------------------------------------------------------------------
ASSETS              Investments
                      Fixed maturity securities (amortized cost: $37,194;
                          $34,590; $27,087)                                   $ 38,490   $37,213    $25,700
                      Mortgage loans on real estate                              2,970     3,041      2,651
                      Equity securities (cost: $107; $138; $202)                   133       186        224
                      Policy loans                                               1,728     1,605      1,197
                      Investment real estate                                       598       577        564
                      Other long-term investments                                  191       179        152
                      Short-term investments                                       160       103        209
                    ---------------------------------------------------------------------------------------
                            Total investments                                   44,270    42,904     30,697
                    ---------------------------------------------------------------------------------------
                    Cash                                                           149       161         45
                    Finance receivables, net                                     7,230     7,918      7,694
                    Investment in Western National Corporation                     535       407        274
                    Deferred policy acquisition costs                            2,169     1,625      2,563
                    Cost of insurance purchased                                    755       504        168
                    Acquisition-related goodwill                                   557       577        597
                    Assets held for sale                                           667        --         --
                    Other assets                                                 2,059     1,887      1,356
                    Assets held in Separate Accounts                             7,863     5,170      2,901
                    ---------------------------------------------------------------------------------------
                            Total assets                                      $ 66,254   $61,153    $46,295
-----------------------------------------------------------------------------------------------------------
LIABILITIES         Insurance and annuity liabilities                         $ 40,232   $37,983    $29,623
                    Debt (short-term)
                      Corporate ($362; $553; $1,000)                             1,533     1,723      1,836
                      Consumer Finance ($3,131; $2,490; $2,777)                  7,630     7,470      7,090
                    Income tax liabilities                                       1,020     1,268        721
                    Other liabilities                                            1,128     1,009        620
                    Liabilities related to Separate Accounts                     7,863     5,170      2,901
                    ---------------------------------------------------------------------------------------
                            Total liabilities                                   59,406    54,623     42,791
-----------------------------------------------------------------------------------------------------------
REDEEMABLE          Company-obligated mandatorily redeemable
EQUITY                preferred securities of subsidiaries holding solely
                      company subordinated notes
                          Non-convertible                                          982       485         --
                          Convertible                                              245       244         --
                    Common stock subject to put contracts                           --        --         47
                    ---------------------------------------------------------------------------------------
                            Total redeemable equity                              1,227       729         47
-----------------------------------------------------------------------------------------------------------
SHAREHOLDERS'       Convertible preferred stock (shares issued and
EQUITY                outstanding: 2,317,701)                                       85        --         --
                    Common stock (shares issued: 220,122,120;
                      outstanding: 203,090,677; 203,948,246; 203,051,907)          398       364        364
                    Net unrealized gains (losses) on securities                    559     1,100       (935)
                    Retained earnings                                            5,093     4,787      4,495
                    Cost of treasury stock                                        (514)     (450)      (467)
                    ---------------------------------------------------------------------------------------
                            Total shareholders' equity                           5,621     5,801      3,457
                    ---------------------------------------------------------------------------------------
                            Total liabilities and equity                      $ 66,254   $61,153    $46,295
-----------------------------------------------------------------------------------------------------------

                    See Notes to Financial Statements.

                                                       1996 ANNUAL REPORT     27

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------
AMERICAN GENERAL CORPORATION
For the years ended December 31
In millions, except per share data                                              1996      1995        1994
-----------------------------------------------------------------------------------------------------------
CONVERTIBLE         Balance at beginning of year                              $     --   $    --    $    --
PREFERRED           Issuance for acquisition                                        85        --         --
STOCK               ---------------------------------------------------------------------------------------
                      Balance at end of year                                        85        --         --
-----------------------------------------------------------------------------------------------------------
COMMON              Balance at beginning of year                                   364       364        365
STOCK               Treasury shares issued for acquisition and other                34        --         (1)
                    ---------------------------------------------------------------------------------------
                      Balance at end of year                                       398       364        364
-----------------------------------------------------------------------------------------------------------
NET UNREALIZED      Balance at beginning of year                                 1,100      (935)       709
GAINS (LOSSES)      Change during year                                            (541)    2,035     (1,644)
ON SECURITIES       ---------------------------------------------------------------------------------------
                      Balance at end of year                                       559     1,100       (935)
-----------------------------------------------------------------------------------------------------------
RETAINED            Balance at beginning of year                                 4,787     4,495      4,229
EARNINGS            Net income                                                     577       545        513
                    Cash dividends (per share)
                      Preferred ($1.94)                                             (5)       --         --
                      Common ($1.30; $1.24; $1.16)                                (266)     (254)      (243)
                    Other                                                           --         1         (4)
                    ---------------------------------------------------------------------------------------
                      Balance at end of year                                     5,093     4,787      4,495
-----------------------------------------------------------------------------------------------------------
COST OF             Balance at beginning of year                                  (450)     (467)      (166)
TREASURY            Share repurchases                                             (178)      (40)      (262)
STOCK               Issuance for acquisition                                       104        --         --
                    Expiration (issuance) of put contracts                          --        47        (43)
                    Issuance under employee benefit plans                           10        10          4
                    ---------------------------------------------------------------------------------------
                      Balance at end of year                                      (514)     (450)      (467)
-----------------------------------------------------------------------------------------------------------
SHAREHOLDERS'
EQUITY                Balance at end of year                                  $  5,621   $ 5,801    $ 3,457
-----------------------------------------------------------------------------------------------------------

                    See Notes to Financial Statements.

                CONSOLIDATED STATEMENT OF COMMON STOCK ACTIVITY

-----------------------------------------------------------------------------------------------------------
AMERICAN GENERAL CORPORATION
For the years ended December 31
In thousands of shares                                                          1996      1995        1994
-----------------------------------------------------------------------------------------------------------
SHARES ISSUED       Balance at beginning and end of year                       220,122   220,122    220,122
TREASURY            Balance at beginning of year                               (16,174)  (17,070)    (5,964)
SHARES              Share repurchases                                           (4,909)   (1,187)    (9,536)
                    Issuance for acquisition                                     3,740        --         --
                    Expiration (issuance) of put contracts                          --     1,700     (1,700)
                    Issuance under employee benefit plans                          312       383        130
                    ---------------------------------------------------------------------------------------
                      Balance at end of year                                   (17,031)  (16,174)   (17,070)
-----------------------------------------------------------------------------------------------------------
OUTSTANDING
SHARES                Balance at end of year                                   203,091   203,948    203,052
-----------------------------------------------------------------------------------------------------------

                    See Notes to Financial Statements.

28     AMERICAN GENERAL CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------
AMERICAN GENERAL CORPORATION
For the years ended December 31
In millions                                                                     1996      1995        1994
-----------------------------------------------------------------------------------------------------------
OPERATING           Net income                                                $    577   $   545    $   513
ACTIVITIES          Reconciling adjustments
                    Insurance and annuity liabilities                            1,191     1,347      1,007
                    Deferred policy acquisition costs and
                      cost of insurance purchased                                  (74)     (168)      (126)
                    Provision for finance receivable losses                        417       574        214
                    Loss on assets held for sale                                   145        --         --
                    Realized investment (gains) losses                             (69)      (66)        49
                    Investment write-downs and reserves                              2        54        123
                    Other, net                                                    (142)      (77)      (280)
                    ---------------------------------------------------------------------------------------
                            Net cash provided by operating activities            2,047     2,209      1,500
-----------------------------------------------------------------------------------------------------------
INVESTING           Investment purchases                                        (9,635)   (7,734)    (7,239)
ACTIVITIES          Investment dispositions and repayments                       8,327     5,601      5,566
                    Finance receivable originations and purchases               (5,339)   (5,786)    (5,827)
                    Finance receivable principal payments received               4,886     4,927      4,323
                    Acquisitions                                                  (106)     (920)        --
                    Investment in Western National Corporation                    (126)       --       (274)
                    Other, net                                                    (256)       16       (110)
                    ---------------------------------------------------------------------------------------
                            Net cash used for investing activities              (2,249)   (3,896)    (3,561)
-----------------------------------------------------------------------------------------------------------
FINANCING           Retirement Services and Life Insurance
ACTIVITIES            Policyholder account deposits                              2,595     2,932      2,583
                      Policyholder account withdrawals                          (2,433)   (1,838)    (1,345)
                    ---------------------------------------------------------------------------------------
                          Total Retirement Services and Life Insurance             162     1,094      1,238
                    ---------------------------------------------------------------------------------------
                    Consumer Finance
                      Net increase (decrease) in short-term debt                   641      (287)       953
                      Long-term debt issuances                                     124     1,577      1,136
                      Long-term debt redemptions                                  (610)     (914)      (846)
                    ---------------------------------------------------------------------------------------
                          Total Consumer Finance                                   155       376      1,243
                    ---------------------------------------------------------------------------------------
                    Corporate
                      Net increase (decrease) in short-term debt                  (191)     (447)       272
                      Long-term debt issuances                                      --       433        100
                      Long-term debt redemptions                                    --      (100)      (247)
                      Issuance of preferred securities of subsidiaries             495       729         --
                      Dividends on common and preferred stock                     (271)     (254)      (243)
                      Common stock repurchases                                    (181)      (35)      (264)
                      Other, net                                                    21         7          1
                    ---------------------------------------------------------------------------------------
                          Total Corporate                                         (127)      333       (381)
                    ---------------------------------------------------------------------------------------
                            Net cash provided by financing activities              190     1,803      2,100
-----------------------------------------------------------------------------------------------------------
NET CHANGE          Net increase (decrease) in cash                                (12)      116         39
IN CASH             Cash at beginning of year                                      161        45          6
                    ---------------------------------------------------------------------------------------
                            Cash at end of year                               $    149   $   161    $    45
-----------------------------------------------------------------------------------------------------------

                    See Notes to Financial Statements.

                                                       1996 ANNUAL REPORT     29

                        NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                        SIGNIFICANT ACCOUNTING POLICIES

1.1   PREPARATION OF FINANCIAL STATEMENTS

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of American General Corporation (American General) and its subsidiaries (collectively, the company). All material intercompany transactions have been eliminated in consolidation. Certain items in the prior years' financial statements have been reclassified to conform with the 1996 presentation.

     The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from these estimates.

1.2   INVESTMENTS

     FIXED MATURITY AND EQUITY SECURITIES. All fixed maturity and equity securities are classified as available-for-sale and recorded at fair value. After adjusting related balance sheet accounts as if unrealized gains (losses) had been realized, the net adjustment is recorded in net unrealized gains (losses) on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

     MORTGAGE LOANS. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

     Impaired loans, those for which the company determines that it is probable that all amounts due under the contractual terms will not be collected, are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated costs to sell.

     POLICY LOANS. Policy loans are reported at unpaid principal balance.

     INVESTMENT REAL ESTATE. Investment real estate is classified as held for investment or available for sale, depending on management's intent and the property's stage of completion.

     Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Impairment losses are recorded whenever circumstances indicate that a property might be impaired and the estimated undiscounted future cash flows of the property are less than its carrying amount. In such event, the property is written down to fair value, determined by market prices, third party appraisals, or expected future cash flows discounted at market rates. Any write-down is recognized as a realized loss, and a new cost basis is established.

     Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell. Changes in estimates of fair value less cost to sell are recognized as realized gains (losses) through a valuation allowance.

     INVESTMENT INCOME. Interest on fixed maturity securities and performing and restructured mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

     REALIZED INVESTMENT GAINS (LOSSES). Realized investment gains (losses) are recognized using the specific identification method.

1.3   FINANCE RECEIVABLES

     FINANCE CHARGES. Finance charges on discounted receivables and interest on interest-bearing receivables are recognized as revenue using the interest method. The accrual of revenue is suspended when contractual payments are not received for four consecutive months for loans and retail sales contracts, and for six months for private label receivables. Extension fees and late charges are recognized as revenue when received.

     Direct costs incurred to originate loans, net of non-refundable points and fees, are deferred and included in the carrying amount of the related loans. The amount deferred is recognized as an adjustment to finance charge revenues, using the interest method over the lesser of the contractual term or the expected life based on prepayment experience. If loans are prepaid before all related deferred amounts are recognized, any remaining deferral is recognized at the date of prepayment.

     LOSSES ON FINANCE RECEIVABLES. The company's policy is to charge off finance receivables, except those



30     AMERICAN GENERAL CORPORATION
secured by real estate, for which minimal or no collections have been made for six months. For loans secured by real estate, foreclosure proceedings are initiated when four monthly installments are past due. At foreclosure, the carrying amount of a loan in excess of the fair value of the underlying real estate is charged off.

     The allowance for finance receivable losses is maintained at a level that is considered adequate to absorb anticipated losses in the existing portfolio. Management considers numerous factors including economic conditions, portfolio composition, and loss and delinquency experience in its periodic evaluations of the portfolio.

1.4   DEFERRED POLICY ACQUISITION COSTS (DPAC)

     Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

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

     The company reviews the carrying amount of DPAC on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.5   COST OF INSURANCE PURCHASED (CIP)

     The cost assigned to certain acquired subsidiaries' insurance contracts in force at the acquisition date is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 6.0% to 8.5%. CIP is charged to expense and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. The company reviews the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.6   ACQUISITION-RELATED GOODWILL

     Acquisition-related goodwill is charged to expense in equal amounts, generally over 20 to 40 years. The carrying amount of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. The company determines the subsidiary's fair value based on an independent appraisal. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the subsidiary approximating fair value.

1.7   SEPARATE ACCOUNTS

     Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the contract holder. Therefore, the company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to Separate Accounts are excluded from the consolidated statements of income and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

1.8   INSURANCE AND ANNUITY LIABILITIES

Substantially all of the company's insurance and annuity liabilities relate to long-duration contracts. The contracts normally cannot be changed or canceled by the company during the contract period.

     For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.0% to 13.5% at December 31, 1996.

1.9   PREMIUM RECOGNITION

     Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenues. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the company for future services are deferred and recognized over the period earned, using the same assumptions used to amortize DPAC.

     For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.



                                                      1996 ANNUAL REPORT      31

1.10  PARTICIPATING LIFE INSURANCE

     Participating life insurance accounted for 12% of life insurance in force at December 31, 1996 and 1995, and 17% of premiums and other considerations in 1996 and 1995. The company's participating life insurance business was not significant prior to 1995.

     The portion of earnings allocated to participating policyholders which cannot be expected to inure to shareholders is excluded from net income and shareholders' equity.

     Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $89 million for 1996 and $91 million for 1995.

1.11  REINSURANCE

     The company limits its exposure to loss on any single insured to $1.5 million by ceding additional risks through reinsurance contracts with other insurers. If the reinsurer could not meet its obligations, the company would reassume the liability. The company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. The likelihood of a material reinsurance liability being reassumed by the company is considered to be remote.

     A receivable is recorded for benefits paid and insurance liabilities related to contracts that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $111 million, $113 million, and $74 million during 1996, 1995, and 1994, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

     Reinsurance premiums included in premiums and other considerations were as follows:

In millions                                          1996       1995       1994
--------------------------------------------------------------------------------
Direct premiums and other
  considerations                                  $ 2,109    $ 1,848    $ 1,254
Reinsurance assumed                                    68        104         52
Reinsurance ceded                                    (209)      (199)       (96)
--------------------------------------------------------------------------------
  Premiums and other
    considerations                                $ 1,968    $ 1,753    $ 1,210
--------------------------------------------------------------------------------

1.12  DERIVATIVES RELATED TO INVESTMENTS AND DEBT

     The company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements. The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to interest expense or investment income, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

     The fair values of swap agreements are recognized in the consolidated balance sheet if they hedge investments carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains (losses) on securities included in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

     For swap agreements hedging anticipated debt issuances or investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

     Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related debt or investment. If the underlying debt or investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

1.13  INTEREST CAPITALIZED OR PAID

     Essentially all interest incurred on land development projects is capitalized until the property is substantially complete and ready for its intended use. Interest capitalized was $12 million, $17 million, and $18 million in 1996, 1995, and 1994, respectively.

     Interest paid, excluding interest capitalized, was as follows:

In millions                                                   1996   1995   1994
--------------------------------------------------------------------------------
Corporate                                                     $123   $148   $115
Consumer Finance                                               497    502    407
--------------------------------------------------------------------------------

1.14  STOCK-BASED COMPENSATION

The company's stock and incentive plans provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. Expense related to stock options is measured as the excess of the market price of the stock at the measurement date over the exercise price. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Under the company's stock option plans, no expense is recognized since the market price equals the exercise price at the measurement date.



32     AMERICAN GENERAL CORPORATION

     Under an alternative accounting method, compensation expense arising from stock-based compensation plans would be measured at the estimated fair value of the stock-based award at the date of grant. Use of this method would not have a material impact on net income or earnings per share.

1.15  INCOME TAXES

     Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

     A valuation allowance for deferred tax assets is provided if some portion of the deferred tax asset may not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. A change related to fluctuations in fair value of available-for-sale securities is included in net unrealized gains (losses) on securities in shareholders' equity.

1.16  EARNINGS PER SHARE

     Earnings per share is computed by dividing earnings available to common shareholders by average common shares outstanding. Earnings available to common shareholders is computed by increasing net income by the amount of net dividends on convertible preferred securities of subsidiaries. Average common shares outstanding includes common share equivalents from the assumed conversion or exercise of convertible preferred securities, stock options, and shares subject to put contracts.

     Average common shares outstanding, including common share equivalents, used in computing earnings per share were 213,613,211 in 1996; 208,871,505 in 1995; and 209,420,486 in 1994.

                                       2

                                 ACQUISITIONS

2.1   INDEPENDENT LIFE

     On February 29, 1996, American General acquired Independent Insurance Group, Inc., the holding company of The Independent Life and Accident Insurance Company (Independent Life) for $362 million. The purchase price consisted of $139 million cash, 3.7 million shares of American General common stock, and 2.3 million shares of American General 7% Convertible Preferred Stock. The acquisition was accounted for using the purchase method, and the results of operations of Independent Life are included in the consolidated statement of income from the date of acquisition.

     Non-cash activities related to the acquisition of Independent Life that are not reflected in the consolidated statement of cash flows for the year ended December 31, 1996 were as follows:

In millions
--------------------------------------------------------------------------------
Fair value of assets acquired, excluding
  $33 million cash                                                      $ 1,358
Liabilities assumed                                                      (1,029)
Issuance of treasury shares                                                (138)
Issuance of preferred stock                                                 (85)
--------------------------------------------------------------------------------
  Net cash paid                                                         $   106
--------------------------------------------------------------------------------

2.2   FRANKLIN LIFE

     On January 31, 1995, American General acquired American Franklin Company
(AFC), the holding company of The Franklin Life Insurance Company (Franklin
Life), for $1.17 billion. The purchase price consisted of $920 million cash and a $250 million cash dividend paid by AFC to its former parent prior to closing. The permanent financing of this acquisition, including related issue costs, consisted of $150 million of short-term debt, $300 million of senior long-term fixed-rate debt, and $502 million of non-convertible preferred securities. The acquisition was accounted for using the purchase method, and the results of operations of Franklin Life are included in the consolidated statement of income from the date of acquisition.

2.3   WESTERN NATIONAL

     On December 23, 1994, American General acquired a 40% investment in Western National Corporation (Western National), the holding company of Western National Life Insurance Company, through the acquisition of 24.9 million shares of common stock for $274 million cash. On September 17, 1996, American General increased its equity ownership to 46.2% on a fully diluted basis through the purchase of 7.3 million shares of participating convertible preferred stock for $126 million cash. The acquisitions were recorded on an equity basis, using the purchase method. The total purchase price was approximately $162 million greater than the underlying net assets of Western National. Substantially all of this difference is attributed to goodwill, which will be amortized over 20 years. At December 31, 1996, the market value of the shares held by American General was $620 million.

2.4   HOME BENEFICIAL LIFE

     On December 23, 1996, American General announced a definitive agreement to acquire Home




                                                      1996 ANNUAL REPORT      33

Beneficial Corporation, the holding company of Home Beneficial Life Insurance Company (Home Beneficial Life), for total consideration of $665 million, or $39 per share, in cash or American General common stock. The amount of cash will be limited to a minimum of 25% and a maximum of 50% of the total consideration. This acquisition will be accounted for using the purchase method. The transaction, which is subject to approval by Home Beneficial Corporation shareholders and to requisite regulatory approvals, is expected to close by March 31, 1997.

2.5   USLIFE

     On February 13, 1997, American General announced a definitive agreement under which USLIFE Corporation (USLIFE) will merge into American General in a transaction valued at $1.8 billion. Under the agreement, USLIFE shareholders will exchange each share of USLIFE common stock for American General common stock valued at $49. The exchange ratio will be based on an average trading price of American General common stock prior to closing, subject to a minimum of 1.09 shares and a maximum of 1.29 shares of American General common stock. The transaction, which is subject to approval by American General and USLIFE shareholders and to requisite regulatory approvals, is expected to close by June 30, 1997.

     This merger is expected to be accounted for using the pooling of interests method. After closing, information included in American General's consolidated financial statements will be restated to present the combined operations of the company and USLIFE as if the merger had been in effect for all periods presented.

                                       3

                                  INVESTMENTS

3.1   FIXED MATURITY AND EQUITY SECURITIES

     VALUATION. Amortized cost and fair value of fixed maturity and equity securities at December 31 were as follows:

                                                                            Gross
                                         Amortized Cost               Unrealized Gains
                                 ---------------------------   ---------------------------
In millions                        1996      1995     1994      1996      1995      1994
------------------------------------------------------------------------------------------
Fixed maturity securities
 Corporate bonds
 Investment grade                $23,646   $20,634   $13,996   $ 1,003   $ 1,759   $   154
 Below investment grade            1,422     1,349       904        49        67        15
 Mortgage-backed                  10,401    11,019    10,774       315       650        64
 Foreign governments                 674       648       604        68        83         3
 U.S. government                     652       537       306        54        87        10
 States/political subdivisions       304       271       336        13        19        14
 Redeemable preferred stocks          95       132       167         4         6         2
------------------------------------------------------------------------------------------
  Total fixed maturity
    securities                   $37,194   $34,590   $27,087   $ 1,506   $ 2,671   $   262
------------------------------------------------------------------------------------------
Equity securities                $   107   $   138   $   202   $    27   $    50   $    29
------------------------------------------------------------------------------------------

                                               Gross
                                         Unrealized Losses                 Fair Value
                                 -----------------------------    ---------------------------
In millions                         1996       1995      1994       1996      1995      1994
---------------------------------------------------------------------------------------------
Fixed maturity securities
 Corporate bonds
 Investment grade                $  (123)   $   (32)   $  (718)   $24,526   $22,361   $13,432
 Below investment grade               (9)        (8)       (60)     1,462     1,408       859
 Mortgage-backed                     (74)        (6)      (806)    10,642    11,663    10,032
 Foreign governments                  --         (1)       (40)       742       730       567
 U.S. government                      (2)        --         (4)       704       624       312
 States/political subdivisions        (1)        --         (8)       316       290       342
 Redeemable preferred stocks          (1)        (1)       (13)        98       137       156
---------------------------------------------------------------------------------------------
  Total fixed maturity
    securities                   $  (210)   $   (48)   $(1,649)   $38,490   $37,213   $25,700
---------------------------------------------------------------------------------------------
Equity securities                $    (1)   $    (2)   $    (7)   $   133   $   186   $   224
---------------------------------------------------------------------------------------------


     NET UNREALIZED GAINS (LOSSES). Net unrealized gains (losses) on fixed maturity and equity securities included in shareholders' equity at December 31 were as follows:

In millions                                          1996       1995       1994
--------------------------------------------------------------------------------
Gross unrealized gains                            $ 1,533    $ 2,721    $   291
Gross unrealized losses                              (211)       (50)    (1,656)
DPAC and CIP fair value
  adjustments                                        (512)    (1,061)       401
Deferred income taxes                                (310)      (603)        29
Equity in Western National's
  net unrealized gains                                 59         93       --
--------------------------------------------------------------------------------
    Net unrealized gains (losses)
      on securities                               $   559    $ 1,100    $  (935)
--------------------------------------------------------------------------------

     MATURITIES. The contractual maturities of fixed maturity securities at December 31, 1996 were as follows:

                                                              Amortized   Fair
In millions                                                     Cost      Value
--------------------------------------------------------------------------------
Fixed maturity securities, excluding
  mortgage-backed securities, due
   In one year or less                                         $   584   $   589
   In years two through five                                     4,582     4,761
   In years six through ten                                     12,752    13,178
   After ten years                                               8,875     9,320
Mortgage-backed securities                                      10,401    10,642
--------------------------------------------------------------------------------
    Total fixed maturity securities                            $37,194   $38,490
--------------------------------------------------------------------------------




34     AMERICAN GENERAL CORPORATION

     Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Corporate requirements and investment strategies may result in the sale of investments before maturity.

3.2   MORTGAGE LOANS ON REAL ESTATE

     DIVERSIFICATION. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the company generally requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:

In millions                                        1996       1995       1994
-------------------------------------------------------------------------------
Geographic distribution
  Atlantic                                        $ 1,285    $ 1,251    $ 1,086
  Pacific and Mountain                                899        889        844
  Central                                             866        988        810
  Allowance for losses                                (80)       (87)       (89)
-------------------------------------------------------------------------------
    Total mortgage loans                          $ 2,970    $ 3,041    $ 2,651
-------------------------------------------------------------------------------
Property type
  Retail                                          $ 1,042    $ 1,057    $   890
  Office                                              993      1,008        925
  Industrial                                          487        478        444
  Apartments                                          349        377        298
  Other                                               179        208        183
  Allowance for losses                                (80)       (87)       (89)
-------------------------------------------------------------------------------
    Total mortgage loans                          $ 2,970    $ 3,041    $ 2,651
-------------------------------------------------------------------------------

     ALLOWANCE. The allowance for mortgage loan losses was as follows:

In millions                                                 1996   1995    1994
-------------------------------------------------------------------------------
Balance at January 1                                        $ 87   $ 89    $ 98
Net additions                                                  2     28      11
Deductions                                                    (9)   (30)    (20)
-------------------------------------------------------------------------------
Balance at December 31                                      $ 80   $ 87    $ 89
-------------------------------------------------------------------------------

     IMPAIRED LOANS. Impaired mortgage loans on real estate and related interest income were as follows:

In millions                                                   1996   1995   1994
--------------------------------------------------------------------------------
Impaired loans
  With allowance*                                             $100   $ 97   $137
  Without allowance                                              6     22      4
--------------------------------------------------------------------------------
    Total impaired loans                                      $106   $119   $141
--------------------------------------------------------------------------------
Average investment                                            $113   $130   $119
--------------------------------------------------------------------------------
Interest income
  Accrual basis loans                                         $  9   $  3   $  4
  Cash basis loans                                             --       7      3
--------------------------------------------------------------------------------
    Total interest income                                     $  9   $ 10   $  7
--------------------------------------------------------------------------------

* Represents gross amounts before allowance for losses of $16 million, $26 million, and $36 million, respectively.

3.3   INVESTMENT REAL ESTATE

     The allowance for investment real estate losses was as follows:

In millions                                             1996     1995      1994
-------------------------------------------------------------------------------
Balance at January 1                                   $  35    $ 321     $ 253
Net additions                                           --         18       110
Deductions                                               (12)    (304)*     (42)
-------------------------------------------------------------------------------
Balance at December 31                                 $  23    $  35     $ 321
-------------------------------------------------------------------------------

* Includes $243 million reclassification to reduce cost basis.

3.4   INVESTMENT INCOME

Investment income was as follows:

In millions                                              1996     1995     1994
--------------------------------------------------------------------------------
Fixed maturity securities                               $2,826   $2,660   $2,099
Mortgage loans on real estate                              312      314      296
Other                                                      225      192      185
--------------------------------------------------------------------------------
  Gross investment income                                3,363    3,166    2,580
--------------------------------------------------------------------------------
Investment expense - real estate                            64       46       65
Investment expense - other                                  28       25       22
--------------------------------------------------------------------------------
  Total investment expense                                  92       71       87
--------------------------------------------------------------------------------
    Net investment income                               $3,271   $3,095   $2,493
--------------------------------------------------------------------------------

     The carrying amount of investments that produced no investment income during 1996 was less than 1% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the company's consolidated results of operations and financial position.

Derivative financial instruments related to investment securities did not have a material effect on net investment income in any of the three years ended December 31, 1996.

3.5   REALIZED INVESTMENT GAINS (LOSSES)

     Realized investment gains (losses) were as follows:

In millions                                              1996     1995     1994
-------------------------------------------------------------------------------
Fixed maturity securities
  Gross gains                                           $  96    $  74    $  46
  Gross losses                                            (89)     (56)    (175)
-------------------------------------------------------------------------------
    Total fixed maturity securities                         7       18     (129)
-------------------------------------------------------------------------------
Equity securities
  Gross gains                                              53       21       14
  Gross losses                                             (2)      (2)      (6)
-------------------------------------------------------------------------------
    Total equity securities                                51       19        8
-------------------------------------------------------------------------------
Mortgage loans on real estate                            --        (37)      (5)
Investment real estate                                      5       (9)     (88)
Other                                                       4       21       42
-------------------------------------------------------------------------------
    Realized investment
     gains (losses)                                     $  67    $  12    $(172)
-------------------------------------------------------------------------------



                                                      1996 ANNUAL REPORT      35

3.6   CASH FLOWS FROM INVESTING ACTIVITIES

     Uses of cash for investment purchases were as follows:

In millions                                               1996     1995     1994
--------------------------------------------------------------------------------
Fixed maturity securities                               $9,111   $7,155   $7,009
Other                                                      524      579      230
--------------------------------------------------------------------------------
   Total                                                $9,635   $7,734   $7,239
--------------------------------------------------------------------------------

     Sources of cash from investment dispositions and repayments were as follows:

In millions                                               1996     1995     1994
--------------------------------------------------------------------------------
Fixed maturity securities
  Sales                                                 $5,448   $2,466   $1,886
  Repayments of mortgage-
    backed securities                                      885      686    1,833
  Maturities                                               571      481      303
  Calls                                                    553      980      794
Mortgage loans                                             544      352      421
Equity securities                                          166      176       98
Other                                                      160      460      231
--------------------------------------------------------------------------------
  Total                                                 $8,327   $5,601   $5,566
--------------------------------------------------------------------------------

                              FINANCE RECEIVABLES

4.1   DETAIL OF FINANCE RECEIVABLES

     Finance receivables, which are reported net of unearned finance charges, at December 31 were as follows:

In millions                                          1996       1995       1994
--------------------------------------------------------------------------------
Consumer loans
  Real estate                                     $ 3,734    $ 2,904    $ 2,705
  Other                                             2,516      2,765      2,661
--------------------------------------------------------------------------------
    Total consumer loans                            6,250      5,669      5,366
Retail sales finance
  Retail sales contracts                              998      1,240      1,174
  Private label                                       377        943        901
--------------------------------------------------------------------------------
    Total retail sales finance                      1,375      2,183      2,075
Credit cards                                         --          558        479
--------------------------------------------------------------------------------
  Total finance receivables                         7,625      8,410      7,920
  Allowance for losses                               (395)      (492)      (226)
--------------------------------------------------------------------------------
    Finance receivables, net                      $ 7,230    $ 7,918    $ 7,694
--------------------------------------------------------------------------------

     At December 31, 1996, 49% of finance receivables were secured by real estate.

4.2   CONTRACTUAL MATURITIES AND COLLECTIONS

     Contractual maturities of finance receivables at December 31, 1996 were as follows:

                                                                          After
In millions                   1997     1998     1999    2000     2001     2001
--------------------------------------------------------------------------------
Maturities                   $2,406   $1,441   $ 892   $ 498    $ 312    $2,076
--------------------------------------------------------------------------------

     Contractual maturities are not a forecast of future cash collections. A substantial portion of finance receivables may be renewed, converted, or repaid prior to maturity.

     Cash collections of principal and collections as a percentage of average finance receivable balances were as follows:

In millions                                            1996      1995      1994
--------------------------------------------------------------------------------
Consumer loans
  Cash collections                                   $2,653    $2,588    $2,437
  % of average balances                                  47%       46%       48%

Retail sales finance
  Cash collections                                   $1,777    $1,885    $1,454
  % of average balances                                  93%       86%       92%

Credit cards
  Cash collections                                   $  456    $  454    $  432
  % of average balances                                  86%       90%      103%
--------------------------------------------------------------------------------

4.3   GEOGRAPHIC CONCENTRATION

     The geographic concentration of finance receivables at December 31 was as follows:

In millions                                               1996     1995     1994
--------------------------------------------------------------------------------
California                                              $  698   $  887   $  811
North Carolina                                             672      738      639
Florida                                                    535      627      574
Ohio                                                       454      440      401
Illinois                                                   453      490      458
Indiana                                                    398      455      410
Virginia                                                   350      392      355
Georgia                                                    312      373      347
Other                                                    3,753    4,008    3,925
--------------------------------------------------------------------------------
  Total finance receivables                             $7,625   $8,410   $7,920
--------------------------------------------------------------------------------

4.4  ASSETS HELD FOR SALE

     In fourth quarter 1996, the company reached a decision to offer for sale $875 million of non-strategic, underperforming finance receivable portfolios, consisting of $520 million of bank credit card receivables and $355 million of private label loans issued in prior years to finance purchases of home satellite dishes. Accordingly, these receivables and an associated allowance for losses were reclassified to assets held for sale at December 31, 1996.

     The company has hired an outside advisor to market the portfolios. Based on negotiations with prospective purchasers subsequent to year end, the company determined that a write-down of $145 million ($93 million aftertax) was necessary to reduce the carrying amount of the assets held for sale to net realizable value, after considering related expenses.




36     AMERICAN GENERAL CORPORATION

4.5   ALLOWANCE FOR FINANCE RECEIVABLE LOSSES

     The allowance for finance receivable losses was as follows:

In millions                                              1996     1995     1994
--------------------------------------------------------------------------------
Balance at January 1                                    $ 492    $ 226    $ 184
Provision for finance
  receivable losses                                       417      574      214
Charge offs, net of recoveries                           (444)    (308)    (172)
Reclassified to assets held
  for sale                                                (70)    --       --
--------------------------------------------------------------------------------
Balance at December 31                                  $ 395    $ 492    $ 226
--------------------------------------------------------------------------------

                   DEFERRED POLICY ACQUISITION COSTS (DPAC)

     DPAC at December 31, and the components of the change for the years then ended, were as follows:

In millions                                          1996       1995       1994
--------------------------------------------------------------------------------
Balance at January 1                              $ 1,625    $ 2,563    $ 1,451
Deferrals                                             384        417        339
Accretion of interest                                  93        157        149
Amortization                                         (315)      (360)      (344)
Effect of net unrealized gains
   (losses) on securities                             407     (1,160)       954
Other                                                 (25)         8         14
--------------------------------------------------------------------------------
Balance at December 31                            $ 2,169    $ 1,625    $ 2,563
--------------------------------------------------------------------------------

                       COST OF INSURANCE PURCHASED (CIP)

     CIP at December 31, and the components of the change for the years then ended, were as follows:

In millions                                               1996    1995     1994
--------------------------------------------------------------------------------
Balance at January 1                                     $ 504   $ 168    $ 186
Additions from acquisitions                                233     658     --
Accretion of interest                                       76      54       16
Amortization                                              (178)   (100)     (34)
Effect of net unrealized gains
   (losses) on securities                                  109    (270)    --
Other                                                       11      (6)    --
--------------------------------------------------------------------------------
Balance at December 31                                   $ 755   $ 504    $ 168
--------------------------------------------------------------------------------

     CIP amortization, net of accretion, expected to be recorded in each of the next five years is $82 million, $74 million, $67 million, $61 million, and $56 million.

                                     DEBT

7.1   LONG-TERM DEBT

     Long-term debt at December 31 was as follows:

In millions                                              1996     1995     1994
--------------------------------------------------------------------------------
Corporate
  6.3% - 10%, through 2025                             $1,171   $1,170   $  836
--------------------------------------------------------------------------------
Consumer Finance
  4.7% - 10%, through 2009                             $4,499   $4,980   $4,313
--------------------------------------------------------------------------------

     Derivative financial instruments related to debt securities did not have a material effect on the weighted-average borrowing rate or reported interest expense in any of the three years ended December 31, 1996.

7.2   LONG-TERM DEBT MATURITIES

     Scheduled maturities of long-term debt and sinking fund requirements for each of the next five years are as follows:

In millions                            1997     1998     1999     2000     2001
--------------------------------------------------------------------------------
Corporate                             $  133   $   68   $  100   $  200   $    5
Consumer Finance                       1,220      825      594      938       42
--------------------------------------------------------------------------------

     Current maturities of long-term debt expected to be refinanced with short-term debt are included in short-term debt.

     One $150 million debt issue of the Consumer Finance segment that is scheduled to mature after 2001 is redeemable in 1999 at par, at the option of the holders.

7.3   SHORT-TERM DEBT

     The weighted-average interest rates on short-term borrowings at December 31 were as follows:

                                                       1996      1995      1994
--------------------------------------------------------------------------------
Corporate                                               5.8%      5.8%      6.0%
Consumer Finance                                        5.6       5.8       5.9
--------------------------------------------------------------------------------

7.4   CREDIT FACILITIES

     American General and certain subsidiaries use commercial paper to meet short-term funding requirements. Unsecured bank credit facilities are used to support commercial paper borrowings.

     At December 31, 1996, American General and certain of its subsidiaries maintained unsecured committed credit facilities of $3.5 billion with a total of 51 domestic and foreign banks. Interest rates are based on a money market index, and annual commitment fees range from five to nine basis points. There were no borrowings under these facilities at December 31, 1996.



                                                      1996 ANNUAL REPORT      37

                           GUARANTY FUND ASSESSMENTS

     Information about state guaranty fund assessments at December 31, and related activity for the years then ended, were as follows:

In millions                                                     1996  1995  1994
--------------------------------------------------------------------------------
Expense, included in operating
  costs and expenses                                             $ 9   $28   $14
Liability for anticipated
  assessments                                                     47    51    30
Receivable for expected recoveries
  against future premium taxes                                    46    44    24
--------------------------------------------------------------------------------

     The 1996 liability was estimated by the company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. Although the amount represents the company's best estimate of its liability, this estimate may change in the future. Additionally, changes in state laws could decrease the amount recoverable against future premium taxes.

                                 INCOME TAXES

9.1   TAX EXPENSE

     Components of income tax expense were as follows:

In millions                                               1996     1995     1994
--------------------------------------------------------------------------------
Current
  Federal                                                $ 373    $ 304    $ 261
  State                                                      8        6       19
    Total current                                          381      310      280
Deferred                                                   (34)     (24)       9
--------------------------------------------------------------------------------
  Income tax expense*                                    $ 347    $ 286    $ 289
--------------------------------------------------------------------------------

* Excludes tax benefit of $21 million in 1996 and $11 million in 1995 related to preferred securities of subsidiaries.

     A reconciliation between the federal income tax rate and the effective tax rate follows:

                                                          1996    1995    1994
--------------------------------------------------------------------------------
Federal income tax rate                                     35%     35%     35%
Tax-exempt investment income                                (2)     (2)     (2)
State taxes, net                                             1      --       2
Acquisition-related goodwill                                 1       1       1
Other, net                                                   1      --      --
--------------------------------------------------------------------------------
   Effective tax rate                                       36%     34%     36%
--------------------------------------------------------------------------------

9.2   TAX LIABILITIES

     Income tax liabilities at December 31 were as follows:

In millions                                          1996       1995       1994
--------------------------------------------------------------------------------
Current tax receivable                            $    (8)   $   (53)   $   (67)
--------------------------------------------------------------------------------
Deferred, applicable to
  Net income                                          718        718        817
  Net unrealized gains (losses)
    on securities                                     310        603        (29)
--------------------------------------------------------------------------------
    Net deferred tax liabilities                    1,028      1,321        788
--------------------------------------------------------------------------------
     Income tax liabilities                       $ 1,020    $ 1,268    $   721
--------------------------------------------------------------------------------

     Components of deferred tax liabilities and assets at December 31 were as follows:

In millions                                          1996       1995       1994
--------------------------------------------------------------------------------
Deferred tax liabilities,
  applicable to
    Basis differential of
      investments                                 $   470    $   911    $  --
    DPAC and CIP                                      757        583        850
    Prepaid pension expense                            81         73         60
    Other                                             515        498        365
--------------------------------------------------------------------------------
     Total deferred tax liabilities                 1,823      2,065      1,275
--------------------------------------------------------------------------------
Deferred tax assets,
  applicable to
    Policy reserves                                  (392)      (392)      (132)
    Finance receivables                              (183)      (138)       (64)
    Basis differential of
       investments                                   --         --         (464)
    Other                                            (250)      (240)      (142)
--------------------------------------------------------------------------------
    Gross deferred tax assets                        (825)      (770)      (802)
    Valuation allowance                                30         26        315
--------------------------------------------------------------------------------
      Total deferred tax assets, net                 (795)      (744)      (487)
--------------------------------------------------------------------------------
        Net deferred tax liabilities              $ 1,028    $ 1,321    $   788
--------------------------------------------------------------------------------

     The deferred tax asset valuation allowance at December 31, 1996 and 1995 was related to operating loss carryovers not expected to be utilized. The valuation allowance at December 31, 1994 was attributable to unrealized losses on securities and had no income statement impact.

     A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $694 million at December 31, 1996. At current corporate rates, the maximum amount of tax on such income is approximately $243 million. Deferred income taxes on these accumulations have not been recorded because no distributions are expected.




38     AMERICAN GENERAL CORPORATION

9.3   TAX RETURN EXAMINATIONS

     American General and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service (IRS) has completed examinations of the company's returns through 1987. All issues, except the one being litigated as described in Note 17.2, have been settled within the amounts previously provided in the consolidated financial statements. The IRS is currently examining the company's tax returns for 1988 through 1992.

9.4   TAXES PAID

     Income taxes paid were as follows:

In millions                                                   1996   1995   1994
--------------------------------------------------------------------------------
Federal                                                       $333   $269   $409
State                                                           10     13     22
--------------------------------------------------------------------------------

                               REDEEMABLE EQUITY

10.1  PREFERRED SECURITIES OF SUBSIDIARIES

     During 1996 and 1995, two wholly owned subsidiaries and a subsidiary trust of American General (collectively, subsidiaries) were created for the purpose of issuing preferred securities. The sole assets of these subsidiaries are Junior Subordinated Debentures (Subordinated Debentures) issued by American General and U.S. Treasury bonds. These subsidiaries have no independent operations. The Subordinated Debentures are eliminated in the consolidated financial statements.

     The interest terms and other payment dates of the company's Subordinated Debentures held by the subsidiaries correspond to those of the subsidiaries' preferred securities. American General's obligations under the Subordinated Debentures and related agreements, when taken together, constitute a full and unconditional guarantee of payments due on the preferred securities. The Subordinated Debentures are redeemable at the option of the company. Upon such event, the preferred securities are redeemable on a proportionate basis.

     Information about the preferred securities and the assets held by the issuing subsidiaries at December 31, 1996 was as follows:

                                      American General     American General   American General     American General
In millions, except share data    Institutional Capital A   Capital, L.L.C.    Capital, L.L.C.     Delaware, L.L.C.
--------------------------------------------------------------------------------------------------------------------
Preferred securities
 Securities issued and outstanding             500,000          8,600,000           11,500,000            5,000,000
 Par value                             $           500    $           215      $           287      $           250
 Dividends paid                                   --      $            17      $            24      $            15
 Date issued                                   12/4/96            8/29/95               6/5/95               6/1/95
 Earliest/mandatory redemption dates         2045/2045       2000/2025(a)         2000/2025(a)         2003(b)/2025
--------------------------------------------------------------------------------------------------------------------
Assets of issuing subsidiary
 Subordinated Debentures
  Principal                            $           516    $           269      $           360      $           313
  Interest rate                                   7.57%             8.125%                8.45%                   6%
  Mandatory redemption date                       2045               2025(a)              2025(a)              2025
 U.S. Treasury bonds                              --      $             3      $             4      $             3
--------------------------------------------------------------------------------------------------------------------

(a)  Subject to possible extension to 2044.

(b)  Under certain circumstances, may be redeemed in 2000.

     The preferred securities issued by American General Delaware, L.L.C. are each convertible into 1.2288 shares of American General common stock at any time at the option of the holders. This conversion ratio is equivalent to a conversion price of $40.69 per share of common stock. Beginning in 2000, the company has the option to cause the conversion rights to expire, provided that American General's common stock is trading above $49 per share and certain other conditions are met.

10.2  COMMON STOCK SUBJECT TO PUT CONTRACTS

     During 1994, American General entered into put option contracts giving the holders the right, but not the obligation, to sell to American General a total of 1.7 million shares of its common stock at fixed prices ranging from $25.88 to $29.25 per share. All such options expired during 1995, and the related redeemable equity of $47 million was reclassified to shareholders' equity.



                                                       1996 ANNUAL REPORT     39

                                 CAPITAL STOCK

11.1  CLASSES OF CAPITAL STOCK

     American General has two classes of capital stock: preferred stock ($1.50 par value, 60 million shares authorized) that may be issued in series with rights to be determined by the board of directors, and common stock ($.50 par value, 300 million shares authorized). The only series of preferred stock outstanding is the 7% Convertible Preferred Stock. Common stock was owned by 27,584 shareholders of record and approximately 54,000 beneficial owners at February 14, 1997. At December 31, 1996, approximately 11.5 million shares of common stock were reserved for issuance, related to the conversion of convertible preferred securities and preferred stock and the exercise of stock options.

11.2  CONVERTIBLE PREFERRED STOCK

     During 1996, American General issued 2.3 million shares of 7% Convertible Preferred Stock in connection with the acquisition of Independent Life. Holders of the preferred stock are entitled to receive annual cumulative dividends of 7% and have the right to vote, together with holders of American General common stock, on the basis of four-fifths of one vote for each share of preferred stock.

     Each preferred share is convertible into .8264 share of American General common stock at any time at the option of the holder. Beginning in 2000, the company may, at its option, convert the preferred stock into a minimum of .8264 share of common stock. Each preferred share is mandatorily convertible into one share of common stock in 2001.

11.3  PREFERRED SHARE PURCHASE RIGHTS

     One preferred share purchase right is attached to each share of common stock. These rights will become exercisable only upon the occurrence of certain events related to a change in control of American General. Each right will entitle the holder to purchase 1/100 of a share of American General's Series A Junior Participating Preferred Stock. All rights expire in 1999 unless extended or redeemed.

                           STOCK AND INCENTIVE PLANS

     Shares issuable under outstanding stock options at December 31, and the components of the change for the years then ended, were as follows:

                                                   Average
                                                  Exercise
Shares in thousands                        1996     Price        1995      1994
-------------------------------------------------------------------------------
Balance at January 1                      2,552    $26.72       2,292     1,564
Granted                                     901     35.52(a)      691       852
Exercised(b)                               (319)    27.41        (359)      (65)
Forfeited                                  (200)    32.97         (68)      (16)
Expired                                      (1)    32.00          (4)      (43)
-------------------------------------------------------------------------------
Balance at
  December 31                             2,933    $28.92       2,552     2,292
-------------------------------------------------------------------------------
Exercisable at
  December 31                             2,026    $26.52       1,802     1,691
-------------------------------------------------------------------------------

(a) Average fair value at grant date, estimated using the Black-Sholes option valuation model, was $7.09.

(b) Average exercise price of options exercised in 1995 and 1994 was $21.58 and $19.65, respectively.

     Options may not be exercised within six months of, nor after 10 years from, the date of grant. At December 31, 1996, the exercise price of all options outstanding ranged from $15.38 to $37.50. The average remaining contractual life of options outstanding is seven years.

     Shares available for issuance under American General's stock and incentive plans at December 31, 1996, 1995, and 1994 totaled 3.3 million, 4.0 million, and 4.7 million, respectively.

                                 BENEFIT PLANS

13.1  PENSION PLANS

     The company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's average monthly compensation and length of credited service. The company's funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes.

     Equity and fixed maturity securities were 60% and 35%, respectively, of the plans' assets at the plans' most recent balance sheet dates.



40     AMERICAN GENERAL CORPORATION

     The pension plans have purchased annuity contracts from American General subsidiaries to provide benefits for certain retirees. During 1996, 1995, and 1994, these contracts provided $49 million, $42 million, and $38 million, respectively, for retiree benefits.

     The components of pension expense and underlying assumptions were as follows:

In millions                                           1996      1995      1994
-------------------------------------------------------------------------------
Service cost (benefits earned)                       $  15     $  11     $  13
Interest cost                                           35        28        21
Actual return on plan assets                          (122)     (126)       (2)
Net amortization and deferral                           55        62       (53)
-------------------------------------------------------------------------------
  Pension expense (income)                           $ (17)    $ (25)    $ (21)
-------------------------------------------------------------------------------
Weighted-average discount
  rate on benefit obligation                          7.50%     7.25%     8.50%
Rate of increase in
  compensation levels                                 4.00      4.00      4.00
Expected long-term rate of
  return on plan assets                              10.00     10.00     10.00
-------------------------------------------------------------------------------

     The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

In millions                                              1996     1995     1994
-------------------------------------------------------------------------------
Accumulated benefit obligation*                         $ 467    $ 379    $ 245
Effect of increase in
  compensation levels                                      38       36       30
-------------------------------------------------------------------------------
Projected benefit obligation                              505      415      275
Plan assets at fair value                                 871      698      532
-------------------------------------------------------------------------------
Plan assets at fair value in excess
  of projected benefit obligation                         366      283      257
Other unrecognized items, net                            (153)     (82)     (91)
-------------------------------------------------------------------------------
  Prepaid pension expense                               $ 213    $ 201    $ 166
-------------------------------------------------------------------------------

* Over 85% vested.

13.2  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The company has reserved the right to change or eliminate these benefits at any time.

     The life plans are fully insured. A portion of the retiree medical and dental plans are funded through a voluntary employees' beneficiary association
(VEBA); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

     Postretirement benefit expense in 1996, 1995, and 1994 was $7 million, $6 million, and $5 million, respectively.

     The plans' combined funded status and the accrued postretirement benefit cost included in other liabilities at December 31 were as follows:

In millions                                                  1996   1995   1994
-------------------------------------------------------------------------------
Actuarial present value of
  benefit obligation
   Retirees $                                                  55    $40    $34
   Active plan participants                                    31     27     22
-------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation  (APBO)                                   86     67     56
Plan assets at fair value                                       3      2      3
-------------------------------------------------------------------------------
APBO in excess of plan
  assets at fair value                                         83     65     53
Unrecognized net gain                                           9     --      1
-------------------------------------------------------------------------------
   Accrued benefit cost                                       $92    $65    $54
-------------------------------------------------------------------------------
Weighted-average discount
  rate on benefit obligation                                  7.50%  7.25%  8.50%
-------------------------------------------------------------------------------

                             STATUTORY ACCOUNTING

     State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity of insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by American General's insurance subsidiaries did not have a material effect on their statutory equity at December 31, 1996.

     Statutory accounting practices differ from GAAP. Significant differences for American General's insurance subsidiaries were as follows:

In millions                                          1996       1995       1994
-------------------------------------------------------------------------------
Statutory net income                              $   592    $   412    $   507
Change in DPAC and CIP                                 97        167        124
Investment valuation
  differences                                          52         48        (89)
Policy reserve adjustments                            (57)      (123)      (122)
Other, net                                            (11)        81          3
-------------------------------------------------------------------------------
  GAAP net income                                 $   673    $   585    $   423
-------------------------------------------------------------------------------
Statutory equity                                  $ 2,326    $ 1,965    $ 1,681
Asset valuation reserve                               490        443        296
Investment valuation
  differences*                                      1,029      2,305     (1,469)
DPAC and CIP                                        2,913      2,116      2,720
Deferred income taxes                              (1,043)    (1,319)      (775)
Policy reserve adjustments                            303        264        570
Acquisition-related goodwill                          286        297        308
Other, net                                            223        266         45
-------------------------------------------------------------------------------
  GAAP equity                                     $ 6,527    $ 6,337    $ 3,376
-------------------------------------------------------------------------------

*    Primarily GAAP unrealized gains (losses) on securities.


                                                       1996 ANNUAL REPORT     41

                       DERIVATIVE FINANCIAL INSTRUMENTS

15.1  Related To Investment Securities

     Derivative financial instruments related to investment securities at December 31 were as follows:

In millions                                        1996        1995        1994
-------------------------------------------------------------------------------
Interest rate swap agreements
  to pay fixed rate
   Notional amount                             $     60    $     45        --
   Average receive rate                            6.19%       5.82%       --
   Average pay rate                                6.42        6.41        --
Interest rate swap agreements
 to receive fixed rate
  Notional amount                              $     54    $     24    $      9
  Average receive rate                             7.00%       7.03%       6.92%
  Average pay rate                                 5.91        6.82        6.96
-------------------------------------------------------------------------------
Currency swap agreements
 (receive U.S. $/pay Canadian $)
  Notional amount (in U.S. $)                  $     99    $     72        --
  Average exchange rate                            1.57        1.62        --
-------------------------------------------------------------------------------

15.2  RELATED TO DEBT

     Derivative financial instruments related to debt at December 31 were as follows:

In millions                                      1996        1995        1994
-------------------------------------------------------------------------------
Swap agreements to pay
   fixed rate
     Corporate
      Notional amount                              --          --      $    150
      Average receive rate                         --          --          6.10%
      Average pay rate                             --          --          7.54
     Consumer Finance
      Notional amount                          $    540    $    590    $    390
      Average receive rate                         5.72%       6.10%       4.64%
      Average pay rate                             8.08        8.28        8.77
-------------------------------------------------------------------------------

     During 1995, swap agreements hedging anticipated debt issuances were terminated, and related settlement costs were deferred and are being recognized as an increase to interest expense over the terms of the related debt. At December 31, 1996, the remaining deferred costs were $12 million.

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

                                                 1996                   1995                    1994
                                         ---------------------    --------------------   --------------------
                                            Fair     Carrying      Fair       Carrying     Fair      Carrying
In millions                                 Value      Amount      Value       Amount      Value     Amount
-------------------------------------------------------------------------------------------------------------
Assets
 Fixed maturity and equity securities   $  38,623   $  38,623   $  37,399   $  37,399   $  25,924   $  25,924
 Mortgage loans on real estate              3,025       2,970       3,148       3,041       2,668       2,651
 Policy loans                               1,703       1,728       1,610       1,605       1,078       1,197
 Finance receivables, net                   7,230       7,230       7,918       7,918       7,694       7,694
 Assets held for sale                         667         667        --          --          --          --
Liabilities
 Insurance investment contracts            25,334      26,799      25,328      25,719      18,622      21,140
 Short-term debt                            3,493       3,493       3,043       3,043       3,777       3,777
 Long-term debt
   Corporate                                1,239       1,171       1,291       1,170         851         836
   Consumer Finance                         4,608       4,499       5,225       4,980       4,208       4,313
-------------------------------------------------------------------------------------------------------------

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

     MORTGAGE LOANS ON REAL ESTATE. Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS. Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.



42     AMERICAN GENERAL CORPORATION

     FINANCE RECEIVABLES, NET. Fair value of finance receivables, which approximated carrying amount, was estimated using projected cash flows, discounted at the weighted-average rates currently being offered for similar finance receivables.

     ASSETS HELD FOR SALE. Fair value of assets held for sale approximated the carrying amount.

     INSURANCE INVESTMENT CONTRACTS. Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

     DEBT. Fair value of short-term debt approximated the carrying amount. Fair value of long-term debt was estimated using cash flows discounted at current borrowing rates.

     OFF-BALANCE-SHEET DERIVATIVE FINANCIAL INSTRUMENTS. Had the company elected to terminate its interest rate swap agreements related to debt at December 31, 1996, 1995, and 1994, it would have paid $30 million, $50 million, and $7 million, respectively. These fair values were based on estimates obtained from the individual counterparties.

                        RESTRICTIONS AND CONTINGENCIES

17.1  SUBSIDIARY DIVIDEND RESTRICTIONS

     American General's insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. Certain non-insurance subsidiaries are similarly restricted in the payment of dividends by long-term debt and credit agreements. At December 31, 1996, the amount of dividends available to American General from subsidiaries during 1997 not limited by such restrictions is $703 million.

17.2  LEGAL PROCEEDINGS

     Two real estate subsidiaries of American General were defendants in a lawsuit that alleged damages based on lost profits and related claims arising from certain loans and joint venture contracts. On July 16, 1993, a judgment was entered against the subsidiaries for $47 million in compensatory damages and for $189 million in punitive damages. On September 17, 1993, a Texas state district court reduced the previously awarded punitive damages by $60 million, resulting in a reduced judgment in the amount of $176 million plus post-judgment interest. On January 29, 1996, the Texas First Court of Appeals rendered a decision that affirmed the trial court judgment and held both companies liable to pay the punitive damages. The company intends to continue to vigorously contest the matter through the appellate process. Although substantial risks and uncertainties remain with respect to the ultimate outcome, legal counsel has advised the company that it is not probable within the meaning of Statement of Financial Accounting Standards 5, "Accounting for Contingencies," that the company will ultimately incur a material liability in connection with this matter. Accordingly, no provision has been made in the consolidated financial statements related to this contingency.

     In April 1992, the IRS issued Notices of Deficiency for the 1977-1981 tax years of certain insurance subsidiaries. The basis of the dispute was the tax treatment of modified coinsurance agreements. The company elected to pay all related assessments plus associated interest, totaling $59 million. A claim for refund of tax and interest was disallowed by the IRS in January 1993. On June 30, 1993, a representative suit for refund was filed in the United States Court of Federal Claims. On February 7, 1996, the court ruled in favor of the company on all legal issues related to this contingency, and a judgment was entered in favor of the company on July 9, 1996, for the portion of the contingency related to the representative case. The government has appealed this judgment; however, the company intends to pursue a full refund of the amounts paid. Accordingly, no provision has been made in the consolidated financial statements related to this contingency.

     The company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will have no material adverse effect on the company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama continues to increase and creates the potential for an unpredictable judgment in any given suit.

                               BUSINESS SEGMENTS

18.1  NATURE OF OPERATIONS

     The company reports the results of its business operations in three segments.

     RETIREMENT SERVICES. The Variable Annuity Life Insurance Company (VALIC) provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations. VALIC markets products nationwide through exclusive sales representatives. VALIC holds the strongest claims-paying ability ratings available in the life insurance industry from three rating agencies.




                                                      1996 ANNUAL REPORT     43

     CONSUMER FINANCE. American General Finance, Inc. and its subsidiaries (AGF) provide consumer and home equity loans and other credit-related products through branch offices in 41 states, Puerto Rico, and the U.S. Virgin Islands. AGF also operates financing programs through retail merchants. AGF holds debt ratings that are among the strongest in the consumer finance industry.

     LIFE INSURANCE. American General's life insurance companies provide life insurance and annuity products throughout the United States through both employee agents and general agents. American General Life Insurance Company serves the estate planning needs of middle- and upper-income households and the insurance needs of small- to medium-size businesses. Franklin Life provides life insurance to middle-income households. American General Life and Accident Insurance Company concentrates on meeting the basic life insurance needs of individuals with modest incomes. These companies hold claims-paying ability ratings that are among the strongest in the life insurance industry.

18.2  SEGMENT RESULTS

     Results of each segment include earnings from its business operations and earnings on that amount of equity considered necessary to support its business. Business segment information was as follows:

                                          Revenues                         Income before Taxes
                            --------------------------------    -----------------------------------------
In millions                     1996        1995        1994        1996          1995           1994
---------------------------------------------------------------------------------------------------------
Retirement Services         $  1,742    $  1,655    $  1,537    $    341      $    305       $    282
Consumer Finance               1,726       1,790       1,491          55(a)        115(b)         392
Life Insurance                 3,307       2,956       1,932         616           542            399
---------------------------------------------------------------------------------------------------------
Total business segments        6,775       6,401       4,960       1,012           962          1,073
---------------------------------------------------------------------------------------------------------
Corporate                        110         131         105        (115)(c)      (127)(c)        (99)(c)
Realized investment gains
 (losses)                         67          12        (172)         67            12           (172)
Intersegment eliminations        (65)        (49)        (52)       --               3           --
---------------------------------------------------------------------------------------------------------
Consolidated                $  6,887    $  6,495    $  4,841    $    964(d)   $    850(d)    $    802
---------------------------------------------------------------------------------------------------------


                                         Assets
                            ---------------------------------
In millions                   1996        1995        1994
-------------------------------------------------------------
Retirement Services         $ 30,257    $ 27,084    $ 22,007
Consumer Finance               9,440       9,466       8,949
Life Insurance                25,078      23,592      14,156
-------------------------------------------------------------
Total business segments       64,775      60,142      45,112
-------------------------------------------------------------
Corporate                      1,783       1,317       1,391
Realized investment gains
 (losses)                       --          --          --
Intersegment eliminations       (304)       (306)       (208)
-------------------------------------------------------------
Consolidated                $ 66,254    $ 61,153    $ 46,295
-------------------------------------------------------------


(a) Includes $145 million loss on assets held for sale.

(b) Includes $266 million increase in allowance for finance receivable losses.

(c) Primarily interest on corporate debt.

(d) Before dividends on preferred securities of subsidiaries.

                          QUARTERLY DATA (UNAUDITED)

                                                  1996                                       1995
                                --------------------------------------   ----------------------------------------
In millions,
except per share data            4th          3rd       2nd       1st      4th          3rd       2nd       1st
-----------------------------------------------------------------------------------------------------------------
Premiums and other
 considerations               $   490      $   502   $   496   $   480   $   456      $   455   $   439   $   403
Net investment income             834          817       820       800       804          797       772       722
Total revenues                  1,730        1,725     1,721     1,711     1,677        1,673     1,627     1,518
Insurance and annuity
 benefits                         786          787       786       797       808          782       764       693
Operating costs and
 expenses                         293          278       288       264       281          250       242       234
Provision for finance
 receivable losses                116           90       102       109       313(b)       114        75        72
Total benefits and expenses     1,609(a)     1,433     1,446     1,435     1,650        1,406     1,343     1,246
Net realized investment
 gains (losses)                     6           16         4        17         3            3         1         1
Net income                         68(a)       172       168       169         9(b)       181       180       175
-----------------------------------------------------------------------------------------------------------------
Per common share
 Net income                   $   .33(a)   $   .82   $   .79   $   .81   $   .05(b)   $   .86   $   .88   $   .85
 Dividends paid                   .32          .33       .32       .33       .31          .31       .31       .31
 Market price
High                           41 3/4       38 3/4    37 5/8    37 7/8    39 1/8       38 7/8    35 1/2    33 1/4
Low                            35 3/4           34    32 7/8    33 1/4    31           33 5/8    31 1/8    27 1/2
Close                          40 7/8       37 3/4    36 3/8    34 1/2    34 7/8       37 3/8    33 3/4    32 1/4
-----------------------------------------------------------------------------------------------------------------


                                               1994
                               -------------------------------------------
In millions,
except per share data            4th         3rd       2nd       1st
--------------------------------------------------------------------------
Premiums and other
 considerations               $   319     $   304   $   298   $   289
Net investment income             633         622       617       621
Total revenues                  1,130       1,265     1,232     1,214
Insurance and annuity
 benefits                         577         555       553       539
Operating costs and
 expenses                         208         206       196       191
Provision for finance
 receivable losses                 67          59        45        43
Total benefits and expenses     1,073       1,020       985       961
Net realized investment
 gains (losses)                  (115)(c)       1         1
Net income                         35         159       158       161
-------------------------------------------------------------------------
Per common share
 Net income                   $   .18     $   .77   $   .75   $   .75
 Dividends paid                   .29         .29       .29       .29
 Market price
High                           28 7/8      30 1/2    29 3/8    29 5/8
Low                            25 5/8      26 7/8    24 7/8    25 1/2
Close                          28 1/4      27 1/8    27 5/8    27 7/8
-------------------------------------------------------------------------

(a) Includes $145 million pretax ($93 million aftertax or $.44 per share) loss on assets held for sale.

(b) Includes $216 million pretax ($140 million aftertax or $.67 per share) adjustment to the allowance for finance receivable losses.

(c)  Results primarily from capital gains offset program.



44     AMERICAN GENERAL CORPORATION

                        REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS AMERICAN GENERAL CORPORATION

     We have audited the accompanying consolidated balance sheets of American General Corporation and subsidiaries as of December 31, 1996, 1995, and 1994, and the related consolidated statements of income, shareholders' equity, common stock activity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Corporation and subsidiaries as of December 31, 1996, 1995, and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP

Houston, Texas
February 14, 1997

                                                       1996 ANNUAL REPORT     45