Form 10-K405, Exhibit 13
period 1997-12-31
AMERICAN GENERAL CORP /TX/
filed 1998-03-27
CIK 5103

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================


AMERICAN GENERAL CORPORATION

For the three years ended December 31, 1997

     Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page 32.

OVERVIEW

     American General Corporation (American General), a diversified financial services organization with market capitalization of $13.5 billion and over 12 million customers, is a market leader in retirement services, life insurance, and consumer finance. American General has pursued an aggressive strategy of growth through acquisitions. Since December 1994, American General has completed or announced six acquisitions with total consideration (excluding assumed debt) of $5.7 billion, including $3.7 billion in 1997.

     American General and its subsidiaries (collectively, the company) reported financial highlights for the three years ended December 31, 1997 as follows:

In millions                     1997      1996      1995
================================================================================
Net income                     $   542   $   653  $    650
Net income per share (diluted)    2.19      2.63      2.66
Revenues and deposits           13,973    13,129    12,542
Assets                          80,620    74,134    69,083
Shareholders' equity             7,583     6,844     7,109
--------------------------------------------------------------------------------

     The following significant items affected the company's financial results:

     o On June 17, 1997, American General completed the merger of USLIFE Corporation (USLIFE) in an all-stock transaction valued at $1.8 billion. The merger was accounted for using the pooling of interests method and, therefore, all periods include the results of USLIFE's operations.

     o Results include the operations of other acquired companies beginning on the respective acquisition dates. American General acquired Home Beneficial Corporation (Home Beneficial Life) on April 16, 1997, The Independent Life and Accident Insurance Company (Independent Life) on February 29, 1996, and The Franklin Life Insurance Company (Franklin Life) on January 31, 1995.

     o Net income for 1997 includes aftertax charges of $353 million, which are discussed in Note 3 to the consolidated financial statements. These charges consist of merger-related costs ($247 million or $.99 per share), loss on sale of non-strategic assets ($73 million or $.29 per share), and a litigation settlement ($33 million or $.13 per share).

     o Net income for 1996 includes aftertax charges of $143 million, consisting of loss on sale of non-strategic assets ($111 million or $.44 per share) and a write-down of USLIFE group business ($32 million or $.13 per share).

     o Net income for 1995 includes a fourth quarter aftertax charge for an increase in the allowance for finance receivable losses ($140 million or $.57 per share).

BUSINESS DIVISIONS

     To facilitate meaningful period-to-period comparisons, earnings of each business division include earnings from its business operations and earnings on that amount of equity considered necessary to support its business, and exclude non-recurring items and net realized investment gains. Division earnings were as follows:

In millions                    1997       1996       1995
================================================================================
Retirement Services            $ 246      $ 225     $  204
Life Insurance                   576        536        476
Consumer Finance                 156        128         85
--------------------------------------------------------------------------------
  Division earnings            $ 978      $ 889     $  765
--------------------------------------------------------------------------------

     Division earnings, presented above on an aftertax basis, differ from those disclosed in Note 20.2 to the consolidated financial statements by the amount of non-recurring items and income tax expense for each division.

RETIREMENT SERVICES

     The Retirement Services division offers tax-deferred retirement annuities and employer-sponsored retirement programs for employees of educational, health care, public sector, and other not-for-profit organizations. Asset growth through sales and deposits, management of the investment spread, separate account fees, and operating expenses contribute to the division's profitability. Division results were as follows:

In millions                     1997       1996       1995
================================================================================
Retirement Services earnings  $   246    $   225    $   204
Assets
  Investments                  23,545     22,146     21,933
  Separate Accounts            10,564      7,134      4,541
Sales                           1,645      1,324      1,112
Deposits
  Fixed                         1,592      1,587      1,720
  Variable                      1,795      1,310        835
Operating expenses                160        145        149
--------------------------------------------------------------------------------



21      1997 ANNUAL REPORT

     EARNINGS. Division earnings increased 9% in 1997 and 10% in 1996, reflecting continued growth in assets and management of fixed investment spread, partially offset by the effect of customers' growing preference for variable accounts. Asset growth, excluding the fair value adjustment on securities, was 15% in 1997 and 13% in 1996 as a result of strong sales and deposits in each of the division's primary markets, as well as stock market appreciation.

     SALES AND DEPOSITS. In recent years the company introduced new variable investment products, which provide numerous investment options, in response to customers' preference for equity-based investments. As a result, sales increased 24% in 1997 and 19% in 1996. Total deposits increased 17% in 1997 and 13% in 1996, while variable account deposits increased 37% and 57%, respectively. The division's Separate Account assets, which relate to variable account options, increased $3.4 billion in 1997 and $2.6 billion in 1996, reflecting the strong sales and stock market appreciation.

     FIXED INVESTMENT SPREAD. Fixed investment spread represents the difference between the yield on invested assets and the average interest rate the company credits to policyholders' fixed accounts. Investment results and crediting rates on fixed accounts were as follows:


In millions                    1997       1996       1995
================================================================================
Net investment income        $1,706      $1,652     $1,597
Investment yield               7.91%       8.03%      8.24%
Average crediting rate         6.16        6.23       6.41
Fixed investment spread        1.75        1.80       1.83
--------------------------------------------------------------------------------


     Net investment income increased in 1997 and 1996 as a result of growth in invested assets. Investment yields declined 12 basis points in 1997 and 21 basis points in 1996 due to lower market rates on new investments. In response to these declining yields, the company adjusted the rates credited to policyholders. As a result, the investment spread on fixed accounts declined only 5 basis points in 1997 and 3 basis points in 1996.

     SEPARATE ACCOUNT FEES. Separate Account fees, which represent the fastest-growing component of division revenues, include mortality and surrender fees and investment advisory fees. These fees increased $40 million, or 53%, in 1997 and $29 million, or 67%, in 1996, due to strong sales and deposit growth and market appreciation in Separate Account assets.

     SURRENDERS. Policyholder surrenders are influenced by both competition and market interest rates. The company's rate of policyholder surrenders was 4.7% of average reserves in 1997, compared to 4.4% in 1996 and 3.7% in 1995. These rates were among the lowest in the industry.

     OPERATING EXPENSES. Operating expenses increased in 1997 due to the growth in sales and deposits. As a result of the management of operating expenses relative to the growth rate for assets, the ratio of operating expenses to average assets improved to .49% in 1997, compared to .52% in 1996 and .61% in 1995. Operating expenses for 1995 included $19 million (.08% of average assets) for state guaranty fund assessments resulting from past industry insolvencies.

     OUTLOOK. In 1998, the division will introduce a new product line that will offer additional investment options for tax-qualified annuities. With the acquisition of Western National Corporation (Western National) in February 1998, the division will also offer non-qualified annuities sold through financial institutions. Management believes these actions position the division for continued growth.

LIFE INSURANCE

     The Life Insurance division provides traditional and interest-sensitive life insurance and annuities to a broad spectrum of customers through independent and career agents. Recent acquisitions have expanded distribution systems and product portfolios. In 1997, the company realigned the division to strengthen its distribution systems, achieve operating efficiencies, improve product development, and enhance customer service.

     Division profitability is a function of premiums, investment spread, mortality, persistency, and operating expenses. Division results, reflecting the pooling of USLIFE insurance operations, were as follows:


In millions                   1997       1996       1995
================================================================================
Life Insurance earnings     $    576   $    536   $    476
Assets                        34,802     32,738     31,317
Insurance and annuity
  liabilities                 25,283     24,550     23,139
Premiums and other
  considerations               3,066      2,964      2,701
Net investment income          2,099      2,016      1,872
Insurance and annuity
  benefits                     2,949      2,867      2,761
Operating expenses               730        688        592
--------------------------------------------------------------------------------


     EARNINGS. Division earnings increased in 1997 and 1996 primarily due to the acquisitions of Home Beneficial Life in April 1997 and Independent Life in February 1996. Home Beneficial Life's operations increased division earnings by $24 million in 1997, and Independent Life's operations increased division earnings by $30 million in 1996. These companies are currently being consolidated into the division's Nashville-based operations.


                                              AMERICAN GENERAL CORPORATION    22

     PREMIUMS AND DEPOSITS. The division's primary focus is the sale of life and annuity products to individuals. Sales and deposits of individual life insurance and annuities were as follows:


In millions                     1997      1996       1995
================================================================================
Individual life insurance
  Sales                       $   521    $  473    $   530
  Deposits                      1,154     1,057      1,004
Annuities
  Sales                           429       388        686
  Deposits                        505       461        746
--------------------------------------------------------------------------------


     Premiums and other considerations increased 3% in 1997 and 10% in 1996. These increases were primarily due to new sales and the acquisitions of Home Beneficial Life and Independent Life. Individual life insurance sales increased in 1997 due to the introduction of new products, expansion of producer relationships, and the addition of Home Beneficial Life. These increases were partially offset by lower sales in some companies as product portfolios were updated and the division realignment was implemented. The decline in 1996 sales reflected disruptions due to the implementation of new field administration systems and the rationalization of relationships with certain producer groups. These decreases were partially offset by the acquisition of Independent Life. Deposits for interest-sensitive life insurance increased due to new sales and persistency of the business in force.

     Annuity sales and deposits increased in 1997 due to higher structured settlement and variable annuity sales, partially offset by the continued decrease in fixed annuity sales resulting from the shift in consumers' preference to equity-based products. Annuity sales and deposits declined in 1996 due to less favorable market conditions.

     INVESTMENT SPREAD. Investment results and interest crediting rates were as follows:


                                 1997      1996      1995
================================================================================
Investment yield                 8.14%     8.16%     8.33%
Average crediting rate           5.99      6.07      6.22
Investment spread                2.15      2.09      2.11
--------------------------------------------------------------------------------


     Net investment income increased in 1997 and 1996 as a result of growth in invested assets. Investment yields decreased due to lower interest rates on new investment purchases. The spread between investment yield and the average rate credited to policyholders has remained steady and is within product pricing assumptions. At December 31, 1997, one-half of the division's insurance and annuity liabilities were subject to interest crediting rate adjustments.

     MORTALITY AND PERSISTENCY. Death claims and premium termination rates were as follows:


In millions                      1997      1996     1995
================================================================================
Death claims                   $  912    $   849   $   774
Death claims per $1,000
  in force                       3.36       3.23      3.19
Premium termination rate        13.55%     14.05%    12.34%
--------------------------------------------------------------------------------


     Death claims, included in insurance and annuity benefits, increased 7% in 1997 and 10% in 1996 due to the acquisitions of Home Beneficial Life and Independent Life. The 1997 and 1996 premium termination rates also reflect higher terminations, which were in line with management's expectations, following these acquisitions. Overall, mortality and persistency experience was within pricing assumptions.

     OPERATING EXPENSES. The ratio of operating expenses to direct premiums and deposits was 17.0%, 16.8%, and 14.5% in 1997, 1996, and 1995, respectively. The higher ratios in 1997 and 1996 reflected lower annuity deposits and Home Beneficial Life's and Independent Life's higher overall expense ratios, which did not completely reflect anticipated savings from consolidation of operations. Total cost savings related to the Independent Life, Home Beneficial Life, and USLIFE acquisitions are exceeding management's original expectations.

     OUTLOOK. Management expects that the realignment within the division, improvements in product portfolios and producer relationships, and completion of the consolidations will strengthen sales and lower the expense ratio.

CONSUMER FINANCE

     The Consumer Finance division provides consumer and home equity loans and credit-related insurance products. Division results are influenced by the amount and mix of finance receivables, credit quality, borrowing cost, and operating expenses. Division results were as follows:


In millions                      1997      1996     1995
================================================================================
Consumer Finance earnings      $  156    $   128   $    85
Average finance receivables     7,523      8,124     8,283
Yield on finance receivables    16.81%     17.85%    18.02%
Borrowing cost                   6.80       6.88      7.01
Interest spread                 10.01      10.97     11.01
Operating expenses             $  466    $   504   $   458
--------------------------------------------------------------------------------


     EARNINGS. Division earnings increased 21% in 1997 primarily due to improved credit quality, which more than offset the effect of a decrease in average finance receivables. Earnings for 1996 and 1995 were adversely affected by credit quality deterioration.

23      1997 ANNUAL REPORT

     FINANCE RECEIVABLES. Average finance receivables decreased $601 million during 1997, primarily due to the reclassification of non-strategic assets to assets held for sale at December 31, 1996. These receivables were subsequently sold in 1997. Finance receivables at December 31, 1997 were $387 million higher than at December 31, 1996, primarily due to growth of real estate secured loans. The division increased the proportion of real estate secured receivables to 52% at December 31, 1997 from 49% in 1996 and 35% in 1995.

     CREDIT QUALITY. The division experienced a significant decline in credit quality in fourth quarter 1995 and recorded a pretax adjustment of $216 million ($140 million aftertax) to increase the allowance for losses on finance receivables. Since 1995, the division has focused on an action plan to improve credit quality. The components of this action plan included selling under-performing receivable portfolios, raising underwriting standards, and rebalancing the portfolio to increase the proportion of real estate secured receivables.

     The allowance for finance receivable losses, delinquencies, and charge offs were as follows:


In millions                      1997      1996      1995
================================================================================
Allowance for finance
  receivable losses             $ 373     $ 395     $  492
   % of finance receivables      4.65%     5.18%      5.85%
Delinquencies                   $ 310     $ 317     $  386
   % of finance receivables      3.60%     3.83%      4.13%
Charge offs                     $ 270     $ 444     $  308
   % of average finance
     receivables                 3.60%     5.47%      3.77%
--------------------------------------------------------------------------------


     The 1997 decreases in the allowance, delinquencies, and charge offs reflected the positive impact of the credit quality improvement program. The 1996 decreases in the allowance and the delinquency ratios were primarily due to the reclassification of certain receivables to assets held for sale at December 31, 1996. The 1996 charge offs included activity related to the reclassified portfolios. Excluding these portfolios, the 1996 charge-off ratio was 4.70%.

     INTEREST SPREAD. The interest spread between yield and borrowing cost decreased 96 basis points during 1997 due to declining yields, partially offset by lower borrowing cost. Yield on finance receivables declined 104 basis points in 1997, compared to a decrease of 17 basis points during 1996. The 1997 decline reflected the increased proportion of real estate secured loans, which generally have a higher level of credit quality and lower yields.

     OPERATING EXPENSES. Operating expenses decreased 8% in 1997, compared to a 10% increase in 1996. The 1997 decrease was primarily due to exclusion of the operating expenses associated with servicing the portfolios held for sale and decreased collection expenses. The increase in 1996 operating expenses reflected lower deferred loan origination costs, increased costs related to collection efforts, and branch office growth that occurred in 1994 and 1995. As a percentage of average finance receivables, operating expenses were 6.1%, 6.1%, and 5.4% in 1997, 1996, and 1995, respectively. Operating expenses as a percentage of average finance receivables for 1997 remained level due to the lower average receivables.

     OUTLOOK. Management anticipates that increases in receivables due to improvements in loan production and portfolio acquisitions, combined with continuing improvements in credit quality and the expense ratio, will favorably impact earnings growth in 1998.

INVESTMENTS

     At year-end 1997, the company's $81 billion of assets included $54 billion of investments, principally supporting insurance and annuity liabilities. Fixed maturity securities and mortgage loans accounted for 94% of total investments.

FAIR VALUE OF SECURITIES

     A decrease in interest rates and resulting increases in bond values in 1997 caused a $1.3 billion increase in the fair value adjustment to fixed maturity securities and a related $544 million positive adjustment to shareholders' equity. The components of the adjustment to report fixed maturity and equity securities at fair value at December 31, and the 1997 change, were as follows:


In millions                       1997     1996    Change
================================================================================
Fair value adjustment to fixed
  maturity securities            $2,844    $1,547   $1,297
Decrease in deferred policy
  acquisition costs and cost of
  insurance purchased            (1,062)     (598)    (464)
Increase in deferred income
  taxes                            (628)     (339)    (289)
--------------------------------------------------------------------------------
Net unrealized gains
  Fixed maturity securities       1,154       610      544
  Equity securities                  15        17       (2)
--------------------------------------------------------------------------------
   Net unrealized gains
     on securities               $1,169    $  627   $  542
--------------------------------------------------------------------------------


     In contrast, increases in interest rates in 1996 resulted in a $1.6 billion decrease in the fair value

                                             AMERICAN GENERAL CORPORATION     24
adjustment to fixed maturity securities and a $655 million negative adjustment to shareholders' equity from year-end 1995.

     Accounting rules do not permit adjustment to fair value of the insurance liabilities supported by these securities, thereby creating volatility in shareholders' equity as interest rates change. Care should be exercised in drawing conclusions based on balance sheets that are only partially adjusted to fair value.

FIXED MATURITY SECURITIES

     At year-end 1997, fixed maturity securities included $35.9 billion of corporate bonds, $9.4 billion of mortgage-backed securities (MBSs), and $2.3 billion of bonds issued by governmental agencies. The average credit rating of the fixed maturity securities was A+ at year-end 1997, 1996, and 1995. Average ratings by category at December 31, 1997 were as follows:

                                                       Average
In millions                     1997                    Rating
================================================================================
Investment grade              $ 36,328        76%        A
Mortgage-backed                  9,428        20        AAA
Below investment grade           1,991         4         BB-
--------------------------------------------------------------------------------
  Total fixed maturity
   securities                 $ 47,747       100%        A+
--------------------------------------------------------------------------------


     MORTGAGE-BACKED SECURITIES. MBSs at December 31 were as follows:


In millions                      1997      1996       1995
================================================================================
CMOs                          $  8,354   $ 9,330   $ 10,466
Pass-through securities            673     1,053      1,061
Commercial MBSs                    401       259        136
--------------------------------------------------------------------------------
  Total MBSs                  $  9,428   $10,642   $ 11,663
--------------------------------------------------------------------------------


     Collateralized mortgage obligations (CMOs) are purchased to diversify the portfolio risk characteristics from primarily corporate credit risk to a mix of credit and cash flow risk. The majority of the CMOs in the company's investment portfolio have relatively low cash flow variability. In addition, virtually all CMOs in the portfolio have minimal credit risk because the underlying collateral is guaranteed by Federal agencies. These CMOs are highly liquid and offer higher yields than corporate debt securities of similar credit quality and expected average lives.

     The principal risks inherent in holding MBSs are prepayment and extension risks arising from changes in market interest rates. In declining interest rate environments, the mortgages underlying CMOs are prepaid more rapidly than anticipated, causing early repayment of CMOs. In rising interest rate environments, underlying mortgages are prepaid at a slower rate than anticipated, causing CMO principal payments to be extended. Although early CMO repayments may result in acceleration of income from recognition of any unamortized discount, the proceeds typically are reinvested at lower current yields, resulting in a net reduction of future investment income. Proceeds from repayments of the company's MBSs decreased to $496 million in 1997 from $885 million in 1996 and $686 million in 1995. At current interest rate levels, repayments are expected to increase slightly in 1998.

     The company manages this prepayment and extension risk by investing in CMO tranches that provide for greater stability of cash flows. The mix of CMO tranches at December 31 was as follows:


In millions                     1997      1996      1995
================================================================================
Planned Amortization Class    $  4,520  $  5,172  $  5,579
Sequential                       2,685     2,967     3,268
Other                            1,149     1,191     1,619
--------------------------------------------------------------------------------
  Total CMOs                  $  8,354  $  9,330  $ 10,466
--------------------------------------------------------------------------------


     The Planned Amortization Class (PAC) tranche is structured to provide more certain cash flows to the investor and therefore is subject to less prepayment and extension risk than other CMO tranches. PACs derive their stability from two factors: (1) early repayments are applied first to other tranches to preserve the PACs' originally scheduled cash flows as much as possible, and (2) cash flows applicable to other tranches are applied first to the PACs if the PACs' actual cash flows are received later than originally anticipated. PACs accounted for approximately 48% of total MBSs at year-end 1997, 1996, and 1995.

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

     BELOW INVESTMENT GRADE. Below investment grade securities have credit ratings below BBB-. Below investment grade securities were 4% of invested assets at year-end 1997 and 3% for 1996 and 1995. The company invests in below investment grade securities to



25      1997 ANNUAL REPORT
enhance the overall yield of the portfolio. Investment income from below investment grade securities was $178 million (9.6% yield) in 1997, $161 million (9.5% yield) in 1996, and $163 million (9.7% yield) in 1995. Realized investment gains (losses) were immaterial.

     NON-PERFORMING. Bonds are deemed to be non-performing when the payment of interest is sufficiently uncertain as to preclude the accrual of interest. Non-performing bonds were less than 0.1% of total fixed maturity securities at year-end 1997, 1996, and 1995.

     PROJECTED CASH FLOWS. Projected principal cash flows and average interest rates by expected maturity date for fixed maturity securities at December 31, 1997 were as follows:



                       Fixed Rate            Variable Rate
               ------------------------   ---------------------
                    Cash       Average     Cash     Average
In millions       Flows(a)      Rate       Flows    Rate(b)
================================================================================
1998           $     933        7.33%     $  --          -- %
1999               1,762        7.73         --          --
2000               2,168        7.59         --          --
2001               2,940        7.67         10         6.81
2002               4,140        7.62         40         7.96
Thereafter        33,996        7.28        534         6.12
--------------------------------------------------------------------------------
  Total        $  45,939        7.37%     $ 584         6.26%
--------------------------------------------------------------------------------
Fair value     $  47,153                  $ 589
--------------------------------------------------------------------------------


(a) MBS prepayment assumptions are based on rates in effect at December 31, 1997.

(b) Based on rates in effect at December 31, 1997.


     The company uses interest rate swap agreements to convert specific investment securities from a floating to a fixed-rate basis, or vice versa. Notional amounts of interest rate swap agreements, under which the company receives fixed rates and pays variable rates, and the related average rates by contractual maturity date at December 31, 1997 were as follows:


                                       Average      Average
                        Notional       Receive        Pay
In millions              Amount         Rate         Rate*
================================================================================
1999                     $    9         6.92%        8.86%
2002                         15         7.10         5.98
Thereafter                  145         6.94         6.28
--------------------------------------------------------------------------------
  Total                  $  169         6.95%        6.39%
--------------------------------------------------------------------------------

*Based on rates in effect at December 31, 1997.


     The fair value of these agreements was $5 million at December 31, 1997.

MORTGAGE LOANS


     Mortgage loans on real estate, consisting primarily of loans on office and retail properties, represented 6% of invested assets at year-end 1997. Mortgage loan statistics at December 31 were as follows:


In millions                    1997       1996      1995
================================================================================
Mortgage loans                $3,326    $ 3,312    $ 3,433
Allowance for losses             (54)       (84)       (96)
--------------------------------------------------------------------------------
   Mortgage loans, net        $3,272    $ 3,228    $ 3,337
--------------------------------------------------------------------------------
Non-performing
  Delinquent (60+ days)           .6%        .7%       2.6%
  Restructured                   3.5        4.4        2.9
--------------------------------------------------------------------------------
   Total non-performing          4.1%       5.1%       5.5%
--------------------------------------------------------------------------------
Allowance for losses             1.6%       2.5%       2.8%
Yield on restructured loans      8.6        8.3        8.3
Foreclosures during the year  $   12    $    36    $    78
--------------------------------------------------------------------------------


     NON-PERFORMING. Non-performing mortgage loans include loans delinquent 60 days or more and loans that have been restructured and are currently performing under the modified terms. Non-performing mortgage loans totaled $135 million at year-end 1997, compared to $169 million and $189 million at year-end 1996 and 1995, respectively. The company's portfolio continues to outperform the life insurance industry averages for non-performing mortgage loans. The industry average was 6.9% at September 30, 1997, the latest date for which information is available.

     WATCH LIST. Mortgage loans are placed on the company's watch list if (1) the loan is delinquent 30-59 days, (2) the borrower is in bankruptcy, or (3) the loan is potentially undercollateralized. At year-end 1997, $128 million of mortgage loans were on the company's watch list, compared to $286 million at year-end 1996 and $274 million at year-end 1995. The 1997 decrease was due to loans that were no longer undercollateralized or were reinstated, refinanced, or repaid. While the watch list loans may be predictive of higher non-performing loans in the future, the company does not anticipate a significant effect on operations, liquidity, or capital from these loans.

     PROJECTED CASH FLOWS. Projected principal cash flows and average interest rates by contractual maturity date for mortgage loans on real estate at December 31, 1997 were as follows:


                                                       Average
In millions                  Cash Flows              Fixed Rate
================================================================================
1998                           $  200                   9.47%
1999                              155                   9.58
2000                              272                   9.58
2001                              208                   9.43
2002                              173                   9.11
Thereafter                      2,338                   8.55
--------------------------------------------------------------------------------
  Total                        $3,346                   8.82%
--------------------------------------------------------------------------------
Fair value                     $3,399
--------------------------------------------------------------------------------


                                             AMERICAN GENERAL CORPORATION     26

CAPITAL RESOURCES

     The company's overall financial strength is based on total equity of $9.3 billion and is confirmed by strong ratings for both debt-paying and claims-paying ability. To facilitate analysis of capital resources, corporate capital and capital of the business divisions are discussed separately below.

CORPORATE CAPITAL

     Total capital of the parent company is referred to as "corporate capital." Since American General is a holding company, the level of corporate capital is determined primarily by the required equity of its business divisions, while the mix of corporate capital between debt and equity is influenced by overall corporate strategy and structure.

     American General's target capital structure consists of 25% corporate debt, 15% redeemable equity, and 60% shareholders' equity. At year-end 1997, corporate capital totaling $10.0 billion, excluding the fair value adjustment on securities, consisted of $1.9 billion corporate debt (19%), $1.7 billion redeemable equity (17%), and $6.4 billion shareholders' equity (64%).

     On February 25, 1998, American General issued 10.2 million shares of common stock and paid $580 million cash to complete the $1.2 billion acquisition of Western National. The cash portion of the purchase price was financed through short-term borrowings. Following the acquisition, the company's pro forma capital structure was 25% corporate debt, 15% redeemable equity, and 60% shareholders' equity.

     DEBT. American General's corporate debt ratings at December 31, 1997 were as follows:



                      Standard       Duff &
                      & Poor's       Phelps        Moody's
================================================================================
Commercial paper        A-1+          D-1+           P-1
                      (Highest)     (Highest)     (Highest)
Long-term debt           AA-           AA-           A2
                      (Strong)      (Strong)      (Strong)
--------------------------------------------------------------------------------


     Projected principal cash flows and average interest rates by contractual maturity date for corporate long-term debt at December 31, 1997 were as follows:



                                                    Average
In millions                  Cash Flows           Fixed Rate
================================================================================
1998                           $  355                8.37%
1999                              100                7.70
2000                              350                8.23
Thereafter                        550                7.16
--------------------------------------------------------------------------------
  Total                        $1,355                7.79%
--------------------------------------------------------------------------------
Fair value                     $1,407
--------------------------------------------------------------------------------




     The weighted-average interest rate on the $575 million of corporate short-term debt at December 31, 1997 was 6.12%. The company limits its exposure to market interest rate increases through the issuance of fixed-rate debt and, to a lesser extent, the use of derivative financial instruments to synthetically create fixed-rate debt by altering the nature of short-term debt. At December 31, 1997, the company had interest rate swap agreements with a total notional amount of $400 million under which it receives variable rates averaging 5.72% (based on rates in effect at December 31, 1997) and pays fixed rates averaging 6.15%. These agreements, which expire after 2002, had an immaterial fair value at December 31, 1997.

     REDEEMABLE EQUITY. During the last three years, the company issued redeemable equity totaling $1.7 billion through two wholly owned subsidiaries and two subsidiary trusts. These securities are recorded on the consolidated balance sheet as preferred securities within redeemable equity. Proceeds from these issuances were used primarily to reduce short-term debt issued in connection with corporate development activities.

RETIREMENT SERVICES AND LIFE INSURANCE

     RISK-BASED CAPITAL. The amount of statutory equity required to support the business of American General's retirement services and life insurance companies is principally a function of four factors: (1) the quality of the assets invested to support insurance and annuity reserves, (2) the mortality and other insurance-related risks, (3) the interest-rate risk resulting from potential mismatching of asset and liability durations, and (4) general business risks. Each of these items is a key factor in the National Association of Insurance Commissioners' (NAIC) risk-based capital (RBC) formula, used to evaluate the adequacy of a life insurance company's statutory equity.

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


27      1997 ANNUAL REPORT

     American General's target statutory equity for each of its retirement services and life insurance companies is 2.5 times the Company Action Level RBC (or 5.0 times the Authorized Control Level RBC). At December 31, 1997, all of American General's principal retirement services and life insurance companies had statutory equity in excess of the target.

     RATINGS. Rating agencies use the NAIC approach as a factor in assigning an insurance company its claims-paying ability rating. This rating serves as an indicator of the insurance company's financial strength and ability to meet its future obligations to policyholders. The claims-paying ability ratings of the company's principal retirement services and life insurance companies at December 31, 1997 were as follows:


                                 A.M.              Standard            Duff &
                                 Best              & Poor's            Phelps           Moody's
======================================================================================================
Retirement Services
   VALIC                          A++                 AA+                 AAA              Aa2
                               (Highest)          (Excellent)          (Highest)        (Excellent)

Life Insurance
   All American Life              A+                  AA+                                  Aa3
                              (Superior)          (Excellent)                           (Excellent)

   American General               A++                 AA+                 AAA              Aa3
     Life                      (Highest)          (Excellent)          (Highest)        (Excellent)

   American General               A++                 AA+                 AAA
     Life and Accident         (Highest)          (Excellent)          (Highest)

   Franklin Life                  A++                 AA+                 AAA              Aa3
                               (Highest)          (Excellent)          (Highest)        (Excellent)

   Old Line Life                  A+                  AA+                                  Aa3
                              (Superior)          (Excellent)                           (Excellent)

   United States Life             A+                  AA+                                  Aa3
                              (Superior)          (Excellent)                           (Excellent)
------------------------------------------------------------------------------------------------------

CONSUMER FINANCE

     The Consumer Finance division's capital varies directly with the amount of total finance receivables. The capital mix of consumer finance debt and equity is based primarily upon maintaining leverage at a level that supports cost-effective funding.

     Consumer finance capital of $8.5 billion at year-end 1997 included $7.3 billion of consumer finance debt, which was not guaranteed by the parent company, and $1.2 billion of equity. The Consumer Finance division's target ratio of debt to tangible net worth, a standard measure of financial risk in the consumer finance industry, is 7.5 to 1. The ratio equaled the target at year-end 1997 and 1995, and was 8.4 to 1 at year-end 1996. The 1996 ratio exceeded the target of 7.5 to 1 due to the $93 million aftertax loss associated with assets held for sale as of December 31, 1996.


     RATINGS. Consumer finance debt ratings at December 31, 1997 were as follows:



                      Standard       Duff &
                      & Poor's       Phelps       Moody's
================================================================================
Commercial paper         A-1          D-1+          P-1
                      (Strong)      (Highest)    (Highest)
Long-term debt           A+            A+           A2
                      (Strong)      (Strong)     (Strong)
--------------------------------------------------------------------------------


ASSET/LIABILITY MANAGEMENT

     The company's asset/liability management program is designed to maintain a reasonable balance in the duration of assets and liabilities, while achieving liquidity and profitability objectives by minimizing the company's exposure to fluctuations in interest rates. Asset/liability management is performed on an ongoing basis for each operating company as well as on an aggregate basis.

RETIREMENT SERVICES AND LIFE INSURANCE

     STRATEGY. The company responds to fluctuations in interest rates through periodic repricing of new products and adjustment of interest crediting rates on existing products where possible. As a result, the company has maintained overall margins on interest-sensitive products, despite declining market interest rates.

     The company's ability to manage interest crediting rates and durations is largely due to the nature of its insurance and annuity products. At December 31, 1997, the company had the ability, subject to certain minimum rate guarantees, to adjust interest crediting rates on approximately 72% of its insurance and annuity liabilities. Insurance and annuity liabilities at December 31 were as follows:


In millions                     1997      1996      1995
================================================================================
Retirement annuities          $ 21,995  $ 21,067  $ 20,147
Traditional life                 6,655     6,339     5,563
Interest-sensitive life          6,250     5,646     5,096
Participating life               3,541     3,485     3,396
Other annuities                  7,061     7,391     7,550
Other                            2,157     2,094     1,966
--------------------------------------------------------------------------------
  Total insurance and
   annuity liabilities        $ 47,659  $ 46,022  $ 43,718
--------------------------------------------------------------------------------


     PROJECTED CASH FLOWS. Insurance investment contracts, included within insurance and annuity liabilities, do not subject the company to significant risks arising from policyholder mortality or morbidity. The majority of the company's annuity contracts are considered to be insurance investment contracts. Projected cash flows and average crediting rates by anticipated payment date related to the company's

                                             AMERICAN GENERAL CORPORATION     28
insurance investment contracts at December 31, 1997 were as follows:



                     Adjustable            Non-Adjustable
                   Crediting Rate          Crediting Rate
              ----------------------    --------------------
                  Cash       Average      Cash       Average
In millions     Flows(a)     Rate(b)    Flows(a)      Rate
================================================================================
1998          $ 1,975         5.74%      $125          5.53%
1999            1,752         5.78         41          6.43
2000            1,563         5.78         33          6.55
2001            1,431         5.80         30          6.55
2002            1,307         5.82         26          6.54
Thereafter     19,413         5.95        443          6.54
--------------------------------------------------------------------------------
  Total       $27,441         5.90%      $698          6.35%
--------------------------------------------------------------------------------
Fair value    $26,883                    $740
--------------------------------------------------------------------------------

(a) Surrender assumptions are based on rates in effect at December 31, 1997.

(b) Based on rates in effect at December 31, 1997.


     The company uses options to enter into interest rate swap agreements to limit its exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. These agreements, with a notional amount of $3.0 billion and an immaterial fair value at December 31, 1997, expire in 1998.

     Projected cash flows of interest rate sensitive investments are detailed in the "Investments" section beginning on page 24.

     Cash flow testing of assets and liabilities is performed at least annually under multiple interest rate scenarios to evaluate the appropriateness of the company's investment portfolios relative to its insurance reserves. Cash flow testing performed as of December 31, 1997 indicated that the company's insurance subsidiaries would have sufficient cash flows to meet their insurance obligations.

     DURATION. The company manages the duration of its investment portfolio by aligning characteristics of investment purchases with specific duration objectives and, to a lesser extent, through portfolio restructuring actions. The most recent estimated duration of the company's insurance and annuity liabilities was in the range of 4.8 to 5.8 years, while the estimated duration of the assets supporting these liabilities was 5.7 years.

CONSUMER FINANCE

     STRATEGY. The company funds its finance receivables with equity and a combination of fixed-rate debt, principally long-term, and floating-rate or short-term debt, principally commercial paper. The company's mix of fixed-rate and floating-rate debt is a management decision based in part on the nature of the receivables being supported. The company limits its exposure to market interest rate increases by fixing interest rates it pays for term periods.

     PROJECTED CASH FLOWS. Projected principal cash flows and average interest rates by contractual maturity date for finance receivables at December 31, 1997 were as follows:

                       Fixed Rate            Variable Rate
                  ---------------------    ------------------
                    Cash      Average      Cash     Average
In millions         Flows      Rate        Flows     Rate*
================================================================================
1998              $2,137        21.40%     $  44       12.46%
1999               1,370        20.95         35       12.51
2000                 855        18.55         28       12.48
2001                 468        15.55         23       12.45
2002                 288        13.05         19       12.41
Thereafter         2,013        13.05        250       12.09
--------------------------------------------------------------------------------
  Total           $7,131        17.89%     $ 399       12.23%
--------------------------------------------------------------------------------
Fair value        $7,234                   $ 405
--------------------------------------------------------------------------------

*Based on rates in effect at December 31, 1997.


     Projected principal cash flows and average interest rates by expected maturity date for consumer finance long-term debt at December 31, 1997 were as follows:



                       Fixed Rate            Variable Rate
                  -------------------      -----------------

                    Cash      Average      Cash     Average
In millions         Flows      Rate        Flows     Rate*
================================================================================
1998              $  825      7.54%        $ --        --  %
1999                 570      7.33           40        6.10
2000               1,279      6.79           --        --
2001                  42      6.24           --        --
2002                 550      6.77           --        --
Thereafter           713      7.48           --        --
--------------------------------------------------------------------------------
  Total           $3,979      7.14%        $ 40        6.10%
--------------------------------------------------------------------------------
Fair value        $4,077                   $ 40
--------------------------------------------------------------------------------

*Based on rates in effect at December 31, 1997.

     The weighted-average interest rate on the $3.3 billion of consumer finance short-term debt at December 31, 1997 was 5.9%. The company uses derivative financial instruments to synthetically create fixed-rate debt by altering the nature of floating-rate or short-term debt. Notional amounts of interest rate swap agreements, under which the company receives variable rates and pays fixed rates, and related average rates by contractual maturity dates at December 31, 1997 were as follows:



                                       Average      Average
                        Notional       Receive        Pay
In millions              Amount         Rate*        Rate
================================================================================
1998                      $ 265           5.62%        7.08%
1999                         50           5.72         9.39
2000                        225           5.70         8.80
2002                        200           5.72         6.93
Thereafter                  200           5.72         6.16
--------------------------------------------------------------------------------
  Total                   $ 940           5.69%        7.39%
--------------------------------------------------------------------------------

*Based on rates in effect at December 31, 1997.


     Had the company terminated these agreements at December 31, 1997, it would have paid $30 million.


29      1997 ANNUAL REPORT

LIQUIDITY

     The company's overall liquidity is based on cash flows from the business divisions and its ability to borrow in both the long-term and short-term markets at competitive rates. At December 31, 1997, the company had committed and unused credit facilities of $4.0 billion. The company believes that its overall sources of liquidity will continue to be sufficient to satisfy its foreseeable financial obligations.

PARENT COMPANY

     The primary sources of cash for the parent company include net dividends from subsidiaries and the proceeds from issuance of debt and redeemable equity. During 1997, the parent company received $666 million of net dividends from subsidiaries. While the subsidiaries are restricted in the amount of dividends they may pay to the parent company, these restrictions are not expected to affect American General's ability to meet its cash obligations in 1998.

     The parent primarily uses cash for acquisitions, to pay dividends to shareholders, to pay interest on corporate debt, and to repurchase common stock. American General repurchased 9.9 million shares of its common stock at a cost of $466 million during 1997, 5.3 million shares at a cost of $187 million during 1996, and 1.4 million shares at a cost of $45 million in 1995. Most of the 1997 repurchase activity was undertaken to acquire an amount of shares essentially equivalent to the amount issued in the acquisition of Home Beneficial Life.

     Since 1987, American General has repurchased 113.7 million common shares for an aggregate cost of $2.6 billion. To meet pooling of interests accounting requirements in connection with the USLIFE merger, American General rescinded its share buyback program prior to consummating the merger. Future repurchase activity will be based on the company's corporate development activities, capital management strategy, and fluctuations in its common stock price.

RETIREMENT SERVICES AND LIFE INSURANCE

     Principal sources of cash for the Retirement Services and Life Insurance divisions were as follows:

In millions                        1997     1996     1995
================================================================================
Operating activities              $1,890   $1,984    $1,984
Fixed policyholder account
  deposits, net of withdrawals        95      120     1,231
Variable account deposits, net
  of withdrawals                   2,094    1,767     1,194
--------------------------------------------------------------------------------


     Operating cash flows for the Retirement Services and Life Insurance divisions remained stable over the last three years. In both 1997 and 1996, the decrease in net fixed policyholder account deposits and the increase in net variable account deposits were the result of policyholders seeking higher returns in equity-based investments, including the company's Separate Accounts. Because the investment risk on variable accounts lies solely with the policyholder, deposits and withdrawals related to Separate Accounts are not included in the company's consolidated statement of cash flows.

     The major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities, and net dividends paid to the parent. The subsidiaries in these divisions paid net dividends of $586 million in 1997, compared to $315 million in 1996 and $359 million in 1995.

CONSUMER FINANCE

     Principal sources of cash for the Consumer Finance division were as follows:

In millions                            1997    1996    1995
================================================================================
Operating activities                 $   516   $ 590  $  658
Increase (decrease) in borrowings       (366)    155     376
Disposition of non-strategic assets      733      --      --
--------------------------------------------------------------------------------


     Cash provided by operating activities decreased in 1997 and 1996 primarily as a result of lower finance charge revenues attributable to lower average finance receivables and yields. Cash provided by the sale of non-strategic assets resulted in a decrease in borrowings in 1997. Cash provided by borrowings decreased in 1996 due to lower growth in receivables.

     The major uses of cash were to fund finance receivables and net dividends paid to the parent company. Net cash used to fund finance receivables was $793 million in 1997, up from $453 million in 1996 and down from $759 million in 1995. Net dividends paid to the parent company totaled $80 million in 1997, compared to $139 million in 1996 and $33 million in 1995.


REGULATION AND OTHER

REGULATION

     Insurance regulators monitor market conduct, such as sales and advertising practices, agent licensing and compensation, policyholder service, complaint handling, underwriting, and claims practices. The company is not aware of any existing or pending regulatory actions concerning market conduct that would materially affect its operations. However, as a result of increased regulatory scrutiny, market conduct compliance costs will increase for American General's insurance subsidiaries. See Note 19.2 to the consolidated financial statements for discussion of purported class action lawsuits related to market conduct.


                                             AMERICAN GENERAL CORPORATION     30

TAXATION

     Tax laws affect not only the way the company is taxed but also the design of many of its products. Changes in tax laws or regulations could adversely affect operating results.

YEAR 2000

     The company is in the process of modifying its computer systems to be Year 2000 compliant. During 1997, the company incurred and expensed $15 million (pretax) related to this project. The company estimates that it will incur future costs in excess of $45 million (pretax) for additional internal staff, third-party vendors, and other expenses to render its systems Year 2000 compliant.

     The company expects to substantially complete this project during 1998. However, risks and uncertainties exist in most significant systems development projects. If conversion of the company's systems is not completed on a timely basis, due to non-performance by third-party vendors or other unforeseen circumstances, the Year 2000 issue could have a material adverse impact on the operations of the company.

LITIGATION

     See Note 19.2 to the consolidated financial statements for specific legal proceedings involving the company.

FORWARD-LOOKING STATEMENTS

     The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

     These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, regulatory, or tax changes that affect the cost of or demand for the company's products; (4) adverse litigation results; (5) resolution of market conduct issues; (6) the company's ability to render its computer systems Year 2000 compliant; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies related to recently acquired companies, as well as other cost-saving initiatives. Investors are also directed to other risks and uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.


31      1997 ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME

---------------------------------------------------------------------------------------------------------------------------
AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions, except per share data                                                      1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------
REVENUES              Premiums and other considerations                               $ 3,362        $ 3,244        $ 2,969
                      Net investment income                                             4,020          3,773          3,584
                      Finance charges                                                   1,265          1,450          1,492
                      Realized investment gains                                            40             62             18
                      Equity in earnings of Western National Corporation                   54             40             43
                      Other                                                               186            145            130
                      -----------------------------------------------------------------------------------------------------
                            Total revenues                                              8,927          8,714          8,236
---------------------------------------------------------------------------------------------------------------------------
BENEFITS AND          Insurance and annuity benefits                                    4,332          4,218          4,085
EXPENSES              Operating costs and expenses                                      1,447          1,405          1,275
                      Commissions                                                         873            848            812
                      Change in deferred policy acquisition costs and
                         cost of insurance purchased                                     (100)          (124)          (235)
                      Provision for finance receivable losses                             248            417            574
                      Interest expense
                         Corporate                                                        158            162            197
                         Consumer Finance                                                 461            493            518
                      Other charges
                         Merger-related costs                                             272              -              -
                         Loss on sale of non-strategic assets                             113            165              -
                         Litigation settlement                                             50              -              -
                         Write-down of group business                                       -             50              -
                      -----------------------------------------------------------------------------------------------------
                            Total benefits and expenses                                 7,854          7,634          7,226
---------------------------------------------------------------------------------------------------------------------------
EARNINGS              Income before income tax expense                                  1,073          1,080          1,010
                      Income tax expense                                                  447            387            341
                      -----------------------------------------------------------------------------------------------------
                      Income before net dividends on preferred
                         securities of subsidiaries                                       626            693            669
                      Net dividends on preferred securities of subsidiaries                84             40             19
                      -----------------------------------------------------------------------------------------------------
                            Net income                                                $   542        $   653        $   650
---------------------------------------------------------------------------------------------------------------------------
SHARE DATA            Net income per share
                         Basic                                                        $  2.21        $  2.67        $  2.68
                         Diluted                                                         2.19           2.63           2.66
---------------------------------------------------------------------------------------------------------------------------

                       See Notes to Financial Statements.





                                           AMERICAN GENERAL CORPORATION       32

CONSOLIDATED BALANCE SHEET

---------------------------------------------------------------------------------------------------------------------------
AMERICAN GENERAL CORPORATION

At December 31
In millions, except share data                                                         1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS                Investments
                         Fixed maturity securities (amortized cost:
                            $44,961; $42,867; $40,149)                               $ 47,747       $ 44,355       $ 43,220
                         Mortgage loans on real estate                                  3,272          3,228          3,337
                         Equity securities (cost: $93; $111; $144)                        116            137            191
                         Policy loans                                                   2,156          2,011          1,887
                         Investment real estate                                           233            626            607
                         Other long-term investments                                      176            210            183
                         Short-term investments                                           306            265            173
                      -----------------------------------------------------------------------------------------------------
                               Total investments                                       54,006         50,832         49,598

                      -----------------------------------------------------------------------------------------------------
                      Cash                                                                263            176            227
                      Finance receivables, net                                          7,639          7,230          7,918
                      Investment in Western National Corporation                          583            535            407
                      Deferred policy acquisition costs                                 2,718          2,954          2,343
                      Cost of insurance purchased                                         680            755            504
                      Acquisition-related goodwill                                        677            605            627
                      Assets held for sale                                                  -            667              -
                      Other assets                                                      2,572          2,517          2,289
                      Assets held in Separate Accounts                                 11,482          7,863          5,170
                      -----------------------------------------------------------------------------------------------------
                               Total assets                                          $ 80,620       $ 74,134       $ 69,083
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES           Insurance and annuity liabilities                              $ 47,659       $ 46,022       $ 43,718
                      Debt (short-term)
                         Corporate ($575; $631; $776)                                   1,916          2,102          2,295
                         Consumer Finance ($3,255; $3,131; $2,490)                      7,266          7,630          7,470
                      Income tax liabilities                                            1,380          1,078          1,387
                      Other liabilities                                                 1,608          1,368          1,205
                      Liabilities related to Separate Accounts                         11,482          7,863          5,170
                      -----------------------------------------------------------------------------------------------------
                               Total liabilities                                       71,311         66,063         61,245
---------------------------------------------------------------------------------------------------------------------------
REDEEMABLE            Company-obligated mandatorily redeemable
EQUITY                   preferred securities of subsidiaries holding
                         solely company subordinated notes
                            Non-convertible                                             1,479            982            485
                            Convertible                                                   247            245            244
                      -----------------------------------------------------------------------------------------------------
                               Total redeemable equity                                  1,726          1,227            729
---------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'         Convertible preferred stock (shares issued and
EQUITY                   outstanding: 2,317,701; 2,323,722)                                85             85              -
                      Common stock (shares issued: 259,135,053;
                         283,738,546; 283,734,425; outstanding:
                         243,206,215; 241,170,903; 242,104,405)                           326            572            532
                      Net unrealized gains on securities                                1,169            627          1,296
                      Retained earnings                                                 6,624          6,420          6,071
                      Cost of treasury stock                                             (621)          (860)          (790)
                      -----------------------------------------------------------------------------------------------------
                               Total shareholders' equity                               7,583          6,844          7,109
                      -----------------------------------------------------------------------------------------------------
                               Total liabilities and equity                          $ 80,620       $ 74,134       $ 69,083
---------------------------------------------------------------------------------------------------------------------------

                       See Notes to Financial Statements.






33       1997 ANNUAL REPORT

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------
AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions, except per share data                                                      1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------
CONVERTIBLE           Balance at beginning of year                                    $    85        $    --        $    --
PREFERRED             Issuance for acquisition                                             --             85             --
STOCK                 -----------------------------------------------------------------------------------------------------
                         Balance at end of year                                            85             85             --
---------------------------------------------------------------------------------------------------------------------------
COMMON                Balance at beginning of year                                        572            532            528
STOCK                 Retirement of USLIFE treasury shares                               (346)            --             --
                      Treasury shares issued for acquisitions and other                   100             40              4
                      -----------------------------------------------------------------------------------------------------
                         Balance at end of year                                           326            572            532
---------------------------------------------------------------------------------------------------------------------------
NET UNREALIZED        Balance at beginning of year                                        627          1,296         (1,092)
GAINS ON              Change during year                                                  542           (669)         2,388
                      -----------------------------------------------------------------------------------------------------
Securities               Balance at end of year                                         1,169            627          1,296
---------------------------------------------------------------------------------------------------------------------------
RETAINED              Balance at beginning of year                                      6,420          6,071          5,705
EARNINGS              Net income                                                          542            653            650
                      Cash dividends (per share)
                         Preferred ($2.57; $1.94)                                          (6)            (5)            --
                         Common ($1.40; $1.30; $1.24)                                    (329)          (299)          (285)
                      Other                                                                (3)            --              1
                      -----------------------------------------------------------------------------------------------------
                         Balance at end of year                                         6,624          6,420          6,071
---------------------------------------------------------------------------------------------------------------------------

COST OF               Balance at beginning of year                                       (860)          (790)          (807)
TREASURY              Retirement of USLIFE treasury shares                                346             --             --
STOCK                 Share repurchases                                                  (466)          (187)           (45)
                      Issuance for acquisitions                                           304            104             --
                      Issuance under employee benefit plans and other                      55             13             62
                      -----------------------------------------------------------------------------------------------------
                         Balance at end of year                                          (621)          (860)          (790)
---------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'
EQUITY                   Balance at end of year                                       $ 7,583        $ 6,844        $ 7,109
---------------------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENT OF COMMON STOCK ACTIVITY



In thousands of shares                                                                  1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------
SHARES ISSUED         Balance at beginning of year                                    283,739        283,734        283,731
                      Retirement of USLIFE treasury shares                            (24,650)            --             --
                      Conversion of convertible preferred stock                            46              5              3
                      -----------------------------------------------------------------------------------------------------
                         Balance at end of year                                       259,135        283,739       283,734
---------------------------------------------------------------------------------------------------------------------------
TREASURY              Balance at beginning of year                                    (42,568)       (41,630)       (42,795)
SHARES                Retirement of USLIFE treasury shares                             24,650             --             --
                      Share repurchases                                                (9,946)        (5,273)        (1,417)
                      Issuance for acquisitions                                         9,462          3,740             --
                      Issuance under employee benefit plans and other                   2,473            595          2,582
                      -----------------------------------------------------------------------------------------------------
                         Balance at end of year                                       (15,929)       (42,568)       (41,630)
---------------------------------------------------------------------------------------------------------------------------
OUTSTANDING
SHARES                   Balance at end of year                                       243,206        241,171        242,104
---------------------------------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.


                                             AMERICAN GENERAL CORPORATION     34

CONSOLIDATED STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------
American General Corporation

For the years ended December 31
In millions                                                                            1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING             Net income                                                      $   542        $   653        $   650
ACTIVITIES            Reconciling adjustments
                         Insurance and annuity liabilities                              1,082          1,351          1,535
                         Deferred policy acquisition costs and
                            cost of insurance purchased                                  (100)          (124)          (235)
                         Provision for finance receivable losses                          248            417            574
                         Loss on sale of non-strategic assets                             113            165             --
                         Realized investment gains                                        (40)           (62)           (18)
                         Other, net                                                      (200)          (121)          (116)
---------------------------------------------------------------------------------------------------------------------------
                               Net cash provided by operating activities                1,645          2,279          2,390
---------------------------------------------------------------------------------------------------------------------------

INVESTING             Investment purchases                                            (11,010)       (10,678)        (8,558)
ACTIVITIES            Investment dispositions and repayments                           10,290          9,280          6,102
                      Finance receivable originations and purchases                    (5,136)        (5,339)        (5,686)
                      Finance receivable principal payments received                    4,343          4,886          4,927
                      Disposition of non-strategic assets                               1,047             --             --
                      Acquisitions                                                       (283)          (106)          (920)
                      Investment in Western National Corporation                           --           (126)            --
                      Other, net                                                          (92)          (295)           (25)
---------------------------------------------------------------------------------------------------------------------------
                               Net cash used for investing activities                    (841)        (2,378)        (4,160)
---------------------------------------------------------------------------------------------------------------------------
FINANCING             Retirement Services and Life Insurance
ACTIVITIES               Policyholder account deposits                                  3,068          2,996          3,365
                         Policyholder account withdrawals                              (2,973)        (2,876)        (2,134)
---------------------------------------------------------------------------------------------------------------------------
                            Total Retirement Services and Life Insurance                   95            120          1,231
---------------------------------------------------------------------------------------------------------------------------
                      Consumer Finance
                         Net increase (decrease) in short-term debt                       124            641           (287)
                         Long-term debt issuances                                         731            124          1,577
                         Long-term debt redemptions                                    (1,221)          (610)          (914)
---------------------------------------------------------------------------------------------------------------------------
                            Total Consumer Finance                                       (366)           155            376
---------------------------------------------------------------------------------------------------------------------------
                      Corporate
                         Net decrease in short-term debt                                  (56)          (145)          (421)
                         Long-term debt issuances                                          --             --            433
                         Long-term debt redemptions                                      (133)           (50)          (100)
                         Issuances of preferred securities of subsidiaries                498            495            729
                         Common stock repurchases                                        (467)          (191)           (40)
                         Dividends on common and preferred stock                         (335)          (304)          (285)
                         Other, net                                                        47            (32)           (24)
---------------------------------------------------------------------------------------------------------------------------
                            Total Corporate                                              (446)          (227)           292
---------------------------------------------------------------------------------------------------------------------------
                               Net cash provided by (used for)
                                  financing activities                                   (717)            48          1,899
---------------------------------------------------------------------------------------------------------------------------

NET CHANGE            Net increase (decrease) in cash                                      87            (51)           129
IN CASH               Cash at beginning of year                                           176            227             98
---------------------------------------------------------------------------------------------------------------------------
                               Cash at end of year                                   $    263       $    176       $    227
---------------------------------------------------------------------------------------------------------------------------

                       See Notes to Financial Statements.









35     1997 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS


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

     The accompanying consolidated financial statements include the results of operations, financial position, and cash flows of USLIFE Corporation (USLIFE) under the pooling of interests method of accounting in conjunction with the acquisition of USLIFE (see Note 2.2).

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

     Loans for which the company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

     POLICY LOANS. Policy loans are reported at unpaid principal balance.

     INVESTMENT REAL ESTATE. Investment real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

     INVESTMENT INCOME. Interest on fixed maturity securities and performing and restructured mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

     REALIZED INVESTMENT GAINS. Realized investment gains (losses) are recognized using the specific identification method.

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

     Direct costs incurred to originate loans, net of non-refundable points and fees, are deferred and included in the carrying amount of the related loans. The amount deferred is recognized as an adjustment to finance charge revenues, using the interest method over the lesser of the contractual term or the expected life based on prepayment experience. If loans are prepaid, any remaining deferral is expensed.

     LOSSES ON FINANCE RECEIVABLES. The company's policy is to charge off finance receivables, except those secured by real estate, for which minimal or no collections have been made for six months. For loans secured by real estate, foreclosure proceedings are initiated when four monthly installments are past due. At foreclosure, the carrying amount of a loan in excess of the fair value of the underlying real estate is charged off.

     The allowance for finance receivable losses is maintained at a level that is considered adequate to absorb anticipated losses in the existing portfolio.

     Management considers numerous factors including economic conditions, portfolio composition, and loss and delinquency experience in its periodic evaluations of the portfolio.


                                            AMERICAN GENERAL CORPORATION      36

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

     DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in net unrealized gains on securities within shareholders' equity.

     The company reviews the carrying amount of DPAC on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.5  Cost of Insurance Purchased (CIP)

     The cost assigned to certain acquired subsidiaries' insurance contracts in force at the acquisition date is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 6.0% to 8.2%. CIP is charged to expense and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. The company reviews the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

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

     For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.0% to 13.5% at December 31, 1997.

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

1.10 Participating Life Insurance

     Participating life insurance accounted for approximately 10% of life insurance in force and 11% of premiums and other considerations in 1997, 1996, and 1995.

     The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholders' equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $95 million, $94 million, and $92 million in 1997, 1996, and 1995, respectively.

1.11 Reinsurance

     The company limits its exposure to loss on any single insured to $1.5 million by ceding additional risks

37    1997 ANNUAL REPORT
through reinsurance contracts with other insurers. The company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the company would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the company is considered to be remote.

     A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $131 million, $166 million, and $176 million during 1997, 1996, and 1995, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

     Reinsurance premiums included in premiums and other considerations were as follows:


In millions                       1997     1996      1995
===========================================================
Direct premiums and other
  considerations                 $3,542   $ 3,427  $ 3,107
Reinsurance assumed                 119       125      155
Reinsurance ceded                  (299)     (308)    (293)
-----------------------------------------------------------
  Premiums and other
   considerations                $3,362   $ 3,244  $ 2,969
-----------------------------------------------------------


1.12 Stock-Based Compensation

     The company's stock and incentive plans provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees and directors. Stock options constitute the majority of such awards. Expense related to stock options is measured as the excess of the market price of the stock at the measurement date over the exercise price. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Generally, no expense is recognized since the market price equals the exercise price at the measurement date.

1.13 Income Taxes

     Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

     A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. A change related to fluctuations in fair value of available-for-sale securities is included in net unrealized gains on securities in shareholders' equity.

1.14 Earnings Per Share

     During 1997, the company adopted Statement of Financial Accounting Standards (SFAS) 128, "Earnings per Share," which changed certain requirements for computing and disclosing earnings per share, retroactive for all periods presented. Diluted earnings per share computed under the new standard is the same as fully diluted earnings per share computed under the previous rules for 1997 and 1996, and $.01 higher for 1995.

     Basic earnings per share is computed by dividing earnings available to common shareholders by average common shares outstanding. Diluted earnings per share is computed assuming the conversion or exercise of dilutive convertible preferred securities and stock options outstanding during the period.

1.15 New Accounting Standards Not Yet Adopted

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. Beginning first quarter 1998, the company must adopt this statement for all periods presented. Application of this statement will not change recognition or measurement of net income and, therefore, will not impact the company's consolidated results of operations or financial position.

     In June 1997, the FASB also issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which changes the way companies report segment information. This statement is effective for 1998, but application to interim periods is not required until 1999. Restatement of comparative information for all periods presented is required upon adoption. Application of this statement will result in more detailed segment disclosures but will not have an impact on the company's consolidated results of operations or financial position.


2    Acquisitions


2.1  Accounting for Acquisitions

     With the exception of USLIFE, the company's acquisitions have been accounted for using the purchase method. Under this method, the results of operations for each acquisition are included in the company's consolidated statement of income from the date of acquisition. The purchase price of each acquisition is allocated to specific assets and liabilities based on management's best estimate of their fair values at the date

                                            AMERICAN GENERAL CORPORATION      38
of acquisition. The difference between the aggregate purchase price and the net assets acquired is attributed to goodwill. The merger of USLIFE was accounted for using the pooling of interests method. Accordingly, the company's consolidated financial statements include the results of operations, financial position, and cash flows of USLIFE for all periods presented.

2.2  USLIFE

     On June 17, 1997, the company completed the merger of USLIFE in an all-stock transaction. American General issued 39.0 million shares of common stock (with a market value of approximately $1.8 billion) in exchange for all USLIFE common shares.

     Assets, net unrealized gains on securities, and share- holders' equity for the separate companies were as follows:


                             June 30,      December 31,
In millions                    1997*      1996      1995
==============================================================
Assets
   American General           $69,707   $66,254   $ 61,152
   USLIFE                       7,680     7,880      7,931
--------------------------------------------------------------
     Total                    $77,387   $74,134   $ 69,083
---------------------------------------------------------------
Net unrealized gains
  on securities
   American General           $   489   $   559   $  1,100
   USLIFE                          44        68        196
--------------------------------------------------------------
     Total                    $   533   $   627   $  1,296
---------------------------------------------------------------
Shareholders' equity
   American General           $ 5,041   $ 5,621   $  5,801
   USLIFE                       1,705     1,223      1,308
--------------------------------------------------------------
     Total                    $ 6,746   $ 6,844   $  7,109
--------------------------------------------------------------


*Unaudited.

     Revenues and net income for the separate companies were as follows:


                            Six Months     Twelve Months
                               Ended           Ended
                             June 30,      December 31,
In millions                   1997(a)     1996      1995
===============================================================
Revenues
   American General           $ 3,471   $ 6,908   $  6,496
   USLIFE                         897     1,806      1,740
---------------------------------------------------------------
     Total                    $ 4,368   $ 8,714   $  8,236
---------------------------------------------------------------
Net income(b)
   American General           $   286   $   577   $    545
   USLIFE                          47        76        105
   Merger-related costs          (247)       --         --
---------------------------------------------------------------
     Total                    $    86   $   653   $    650
---------------------------------------------------------------

(a) Unaudited.
(b) Includes charges discussed in Note 3.


2.3  Home Beneficial Life

     On April 16, 1997, the company acquired Home Beneficial Corporation, the holding company of Home Beneficial Life Insurance Company (Home Beneficial
Life), for $665 million. The purchase price consisted of $283 million cash and
9.5 million shares of American General common stock. During the period between the announcement of the agreement to acquire Home Beneficial Life and the date of acquisition, American General repurchased an amount of shares essentially equivalent to the amount issued in the acquisition.

     Non-cash activities related to the acquisition that are not reflected in the consolidated statement of cash flows for the year ended December 31, 1997 were as follows:

In millions
--------------------------------------------------------------
Fair value of assets acquired                      $ 1,446
Liabilities assumed                                   (781)
Issuance of treasury shares                           (382)
--------------------------------------------------------------
   Net cash paid                                   $   283
--------------------------------------------------------------


2.4  Independent Life

     On February 29, 1996, the company acquired Independent Insurance Group, Inc., the holding company of The Independent Life and Accident Insurance Company, for $362 million. The purchase price consisted of $139 million cash,
3.7 million shares of American General common stock, and 2.3 million shares of American General 7% Convertible Preferred Stock.

     Non-cash activities related to the acquisition that are not reflected in the consolidated statement of cash flows for the year ended December 31, 1996 were as follows:

In millions
--------------------------------------------------------------
Fair value of assets acquired, excluding
  $33 million cash                                 $ 1,358
Liabilities assumed                                 (1,029)
Issuance of treasury shares                           (138)
Issuance of preferred stock                            (85)
--------------------------------------------------------------
   Net cash paid                                   $   106
--------------------------------------------------------------


2.5  Franklin Life

     On January 31, 1995, the company acquired The Franklin Life Insurance Company (Franklin Life) for $1.17 billion. The purchase price consisted of $920 million cash and a $250 million cash dividend paid by Franklin Life to its former parent prior to closing.

2.6  Western National

     On December 23, 1994, the company acquired a 40% investment in Western National Corporation (Western National), the holding company of Western National Life Insurance Company, through the acquisition of 24.9 million shares of common stock for $274 million cash. On September 17, 1996, the company increased its equity ownership to 46% through the purchase of 7.3 million shares of participating convertible preferred stock for $126 million cash. These acquisitions were recorded on an equity basis.


39     1997 ANNUAL REPORT

     On February 25, 1998, the company acquired the remaining 54% equity interest of Western National for $1.2 billion. The purchase price consisted of $580 million cash and 10.2 million shares of American General common stock. Western National's assets, liabilities, and results of operations will be consolidated in the company's financial statements effective January 1, 1998. Earnings attributable to minority interests through February 25, 1998 will be reflected as a charge against consolidated income. Western National will be reported as part of the Retirement Services division.


3    Other Charges


3.1  Merger-Related Costs

     The company recorded the following costs in second quarter 1997 related to the merger with USLIFE:

In millions                         Pretax        Aftertax
------------------------------------------------------------
Change in control costs             $ 179           $ 155
Transaction costs                      22              22
Restructuring costs                    71              46
Deferred tax asset
  valuation allowance                  --              24
------------------------------------------------------------
   Total                            $ 272           $ 247
------------------------------------------------------------

     Change in control costs consist primarily of severance and supplemental retirement plan payments to USLIFE executives, payable under various USLIFE plans in effect prior to the merger. A substantial portion of these payments are considered excess parachute payments for tax purposes and are not tax deductible by the company.

     Transaction costs include expenses for investment bankers, attorneys, accountants, and proxy printing costs.

     Restructuring costs consist primarily of severance and the elimination of redundant facilities in connection with the merger and the concurrent realignment of the Life Insurance division. The new structure will include centralized support units focused on product development, insurance administration, and customer service. Severance and related costs of $34 million relate to the elimination of approximately 1,200 positions, which began in third quarter 1997. The positions being eliminated relate to USLIFE's corporate operations and to administrative service functions that are being centralized. Costs of $37 million to eliminate redundant facilities relate to contractual payments under lease obligations for facilities to be vacated, and the write-off of computer equipment and related software at various locations that will be centralized. The integration of USLIFE is proceeding as planned. As of December 31, 1997, $7 million of severance had been paid to 229 terminated employees and $2 million had been incurred to eliminate redundant facilities.

     A valuation allowance for the deferred tax asset related to a portion of USLIFE's net operating loss carryforward was provided at the acquisition date since, as a result of the acquisition, it is more likely than not that some portion of the deferred tax asset will not be realized.

3.2  Sale of Non-strategic Assets

     Losses related to the sale of non-strategic assets were as follows:

                               1997               1996
                         ----------------  ----------------
In millions              Pretax  Aftertax  Pretax  Aftertax
==============================================================
Finance receivables       $  42    $  27    $ 145    $  93
Other non-strategic
  assets                     71       46       20       18
--------------------------------------------------------------
   Total                  $ 113    $  73    $ 165    $ 111
--------------------------------------------------------------

     In fourth quarter 1996, the company reached a decision to offer for sale $875 million of non-strategic finance receivable portfolios, consisting of $520 million of bank credit card receivables and $355 million of private label loans. Accordingly, these receivables and an associated allowance for losses were reclassified to assets held for sale at December 31, 1996, and a loss was recognized to reduce the carrying amount of the portfolios to net realizable value. The portfolios were sold in 1997, and the company recorded an additional loss to establish a liability for estimated future payments to the purchaser under a five-year loss sharing agreement.

     Other non-strategic assets consist of the company's land development operations and a Canadian life insurance subsidiary. During 1997, the company completed the sale of these assets.

3.3  Litigation Settlement

     Two real estate subsidiaries of American General were defendants in a lawsuit that alleged damages based on lost profits and related claims arising from certain loans and joint venture contracts. Pursuant to court-ordered mediation, the parties agreed to a settlement of $50 million as a final resolution of this lawsuit. As a result, the company recorded an aftertax charge of $33 million in second quarter 1997.

3.4  Write-Down of Group Business

     In first quarter 1996, USLIFE discontinued new sales of its traditional indemnity group major medical products. In subsequent months, the company experienced an unexpected deterioration in persistency on this business, with lapse rates approaching 60%. This experience resulted in a reevaluation of the related DPAC and insurance liabilities. Based on this reevaluation, the company recorded a $50 million ($32 million aftertax) charge in second quarter 1996.


                                           AMERICAN GENERAL CORPORATION       40

4    Earnings Per Share


4.1  Calculation

     The calculation of basic and diluted earnings per share follows:

In millions, except share data                                                   1997            1996             1995
===========================================================================================================================
Net income                                                                          $542             $653            $650
Net dividends on convertible preferred stock                                          (6)              (5)             --
---------------------------------------------------------------------------------------------------------------------------
Earnings available to common shareholders(a)                                         536              648             650
Net dividends on dilutive securities
  Convertible preferred securities of subsidiary                                      11               11               6
  Convertible preferred stock                                                         --                5              --
---------------------------------------------------------------------------------------------------------------------------
   Earnings available to common shareholders assuming dilution(b)                   $547             $664            $656
---------------------------------------------------------------------------------------------------------------------------
Average shares outstanding(a)                                                242,068,777      242,853,420     242,797,805
Dilutive securities
  Convertible preferred securities of subsidiary                               6,144,016        6,144,016       3,602,245
  Convertible preferred stock(c)                                                      --        2,019,766          84,858
  Stock options                                                                1,018,318          912,275         733,093
---------------------------------------------------------------------------------------------------------------------------
   Average shares outstanding assuming dilution(b)                           249,231,111      251,929,477     247,218,001
---------------------------------------------------------------------------------------------------------------------------
Net income per share
  Basic                                                                          $  2.21          $  2.67         $  2.68
  Diluted                                                                           2.19             2.63            2.66
---------------------------------------------------------------------------------------------------------------------------

(a)      Used to compute basic earnings per share.
(b)      Used to compute diluted earnings per share.
(c)      Excludes 2,344,320 shares in 1997 due to antidilution.


4.2  Subsequent Issuance of Shares

     On February 25, 1998, the company issued 10.2 million shares of common stock as part of the acquisition of Western National. Additionally, the company issued options to acquire 1.4 million shares of American General common stock with an average exercise price of $24.75. These options replaced outstanding options to acquire Western National common stock.


5    Investments


5.1  Fixed Maturity and Equity Securities

     VALUATION. Amortized cost and fair value of fixed maturity and equity securities at December 31 were as follows:


                                                                  Gross               Gross
                                    Amortized Cost          Unrealized Gains    Unrealized Losses        Fair Value
                                ----------------------    --------------------  -----------------  ------------------------
In millions                     1997     1996     1995    1997    1996    1995  1997  1996  1995   1997     1996     1995
---------------------------------------------------------------------------------------------------------------------------
Fixed maturity securities
 Corporate bonds
Investment grade               $31,926  $28,770 $25,574  $2,021  $1,209  $2,177 $(23)$(153) $(40) $33,924  $29,826  $27,711
Below investment grade           1,892    1,655   1,584      73      56      76   (7)  (15)  (10)   1,958    1,696    1,650
 Mortgage-backed                 8,919   10,401  11,019     514     315     650   (5)  (74)   (6)   9,428   10,642   11,663
 Foreign governments               834      863     854      90      80     104   (4)   (1)   (1)     920      942      957
 U.S. government                   740      737     657      91      57      93    -    (3)    -      831      791      750
 States/political subdivisions     546      336     307      33      15      21    -    (1)    -      579      350      328
 Redeemable preferred stocks       104      105     154       3       4       8    -    (1)   (1)     107      108      161
---------------------------------------------------------------------------------------------------------------------------
Total fixed maturity
securities                     $44,961  $42,867 $40,149  $2,825  $1,736  $3,129 $(39)$(248) $(58) $47,747  $44,355  $43,220
---------------------------------------------------------------------------------------------------------------------------
Equity securities              $    93  $   111 $   144  $   24  $   27  $   50 $ (1)$  (1) $ (3) $   116  $   137  $   191
---------------------------------------------------------------------------------------------------------------------------


41    1997 ANNUAL REPORT

     NET UNREALIZED GAINS. Net unrealized gains (losses) on fixed maturity and equity securities included in shareholders' equity at December 31 were as follows:

In millions                       1997     1996      1995
============================================================
Gross unrealized gains           $2,849   $1,763   $ 3,179
Gross unrealized losses             (40)    (249)      (61)
DPAC and CIP fair value
  adjustments                    (1,062)    (598)   (1,208)
Deferred income taxes              (636)    (348)     (707)
Equity in Western National's
  net unrealized gains               58       59        93
------------------------------------------------------------
   Net unrealized gains
     on securities               $1,169   $  627   $ 1,296
------------------------------------------------------------

     MATURITIES. The contractual maturities of fixed maturity securities at December 31, 1997 were as follows:


                                       Amortized    Fair
In millions                              Cost       Value
------------------------------------------------------------
Fixed maturity securities, excluding
  mortgage-backed securities, due
   In one year or less                 $    465   $    468
   In years two through five              7,747      8,091
   In years six through ten              14,295     15,051
   After ten years                       13,535     14,709
Mortgage-backed securities                8,919      9,428
------------------------------------------------------------
     Total fixed maturity securities   $ 44,961   $ 47,747
------------------------------------------------------------

     Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Corporate requirements and investment strategies may result in the sale of investments before maturity.


5.2  Mortgage Loans on Real Estate

     DIVERSIFICATION. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the company generally requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:


In millions                       1997     1996      1995
============================================================
Geographic distribution
  Atlantic                       $1,586   $1,393   $ 1,372
  Central                           896      952     1,091
  Pacific and Mountain              844      967       970
  Allowance for losses              (54)     (84)      (96)
------------------------------------------------------------
   Total mortgage loans          $3,272   $3,228   $ 3,337
------------------------------------------------------------
Property type
  Office                         $1,128   $1,082   $ 1,117
  Retail                          1,099    1,132     1,146
  Industrial                        594      539       552
  Apartments                        363      352       380
  Other                             142      207       238
  Allowance for losses              (54)     (84)      (96)
------------------------------------------------------------
   Total mortgage loans          $3,272   $3,228   $ 3,337
------------------------------------------------------------

     ALLOWANCE. Activity in the allowance for mortgage loan losses was as follows:


In millions                       1997     1996      1995
============================================================
Balance at January 1             $   84   $   96   $   101
Provision for mortgage
  loan losses                       (20)       2        28
Deductions                          (10)     (14)      (33)
------------------------------------------------------------
Balance at December 31           $   54   $   84   $    96
------------------------------------------------------------

     IMPAIRED LOANS. Impaired mortgage loans on real estate and related interest income were as follows:

In millions                        1997     1996      1995
============================================================
Impaired loans
  With allowance*                $   55   $  100   $   104
  Without allowance                  10        6        22
------------------------------------------------------------
   Total impaired loans          $   65   $  106   $   126
------------------------------------------------------------
Average investment               $   86   $  116   $   141
------------------------------------------------------------
Interest income
  Accrual basis loans            $    4   $    9   $     3
  Cash basis loans                   --       --         7
------------------------------------------------------------
   Total interest income         $    4   $    9   $    10
------------------------------------------------------------

*Represents gross amounts before allowance for losses of $15 million, $16 million, and $29 million, respectively.

5.3  Realized Investment Gains

     Realized investment gains (losses) were as follows:

In millions                        1997     1996      1995
============================================================
Fixed maturity securities
  Gross gains                   $    57   $  107   $    87
  Gross losses                      (70)    (107)      (65)
------------------------------------------------------------
   Total fixed maturity securities  (13)      --        22
------------------------------------------------------------
Equity securities
  Gross gains                         5       53        21
  Gross losses                       (1)      (2)       (1)
------------------------------------------------------------
   Total equity securities            4       51        20
------------------------------------------------------------
Mortgage loans on real estate        26        5       (34)
Investment real estate               14        2       (11)
Other                                 9        4        21
------------------------------------------------------------
     Realized investment gains  $    40   $   62   $    18
------------------------------------------------------------

5.4  Investment Income

     Investment income was as follows:

In millions                       1997     1996     1995
============================================================
Fixed maturity securities        $3,523   $3,274   $ 3,093
Mortgage loans on real estate       319      339       346
Other                               265      260       225
------------------------------------------------------------
   Gross investment income        4,107    3,873     3,664
------------------------------------------------------------
Investment expense
  Real estate                        58       69        51
  Other                              29       31        29
------------------------------------------------------------
   Total investment expense          87      100        80
------------------------------------------------------------
     Net investment income       $4,020   $3,773   $ 3,584
------------------------------------------------------------



                                           AMERICAN GENERAL CORPORATION       42

     The carrying amount of investments that produced no investment income during 1997 was less than 1% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the company's consolidated results of operations and financial position.

     Derivative financial instruments related to investment securities did not have a material effect on net investment income in any of the three years ended December 31, 1997.

5.5  Cash Flows from Investing Activities

     Uses of cash for investment purchases were as follows:


In millions                     1997      1996      1995
============================================================
Fixed maturity securities      $10,489   $10,118  $  7,954
Other                              521       560       604
------------------------------------------------------------
  Total                        $11,010   $10,678  $  8,558
------------------------------------------------------------

     Sources of cash from investment dispositions and repayments were as follows:

In millions                      1997      1996      1995
============================================================
Fixed maturity securities
  Sales                        $ 6,846   $ 6,164  $  2,779
  Maturities                     1,038       621       491
  Calls                            768       677     1,095
  Repayments of mortgage-
   backed securities               496       885       686
Mortgage loans                     795       593       402
Equity securities                   87       167       177
Other                              260       173       472
------------------------------------------------------------
  Total                        $10,290   $ 9,280  $  6,102
------------------------------------------------------------


6    Finance Receivables


6.1  Detail of Finance Receivables

     Finance receivables, which are reported net of unearned finance charges, at December 31 were as follows:

In millions                      1997      1996      1995
============================================================
Consumer loans
  Real estate                  $ 4,155   $ 3,734  $  2,904
  Other                          2,556     2,516     2,765
------------------------------------------------------------
   Total consumer loans          6,711     6,250     5,669
------------------------------------------------------------
Retail sales finance
  Retail sales contracts         1,050       998     1,240
  Private label                    251       377       943
------------------------------------------------------------
   Total retail sales finance    1,301     1,375     2,183
------------------------------------------------------------
Credit cards                        --        --       558
------------------------------------------------------------
   Total finance receivables     8,012     7,625     8,410
   Allowance for losses           (373)     (395)     (492)
------------------------------------------------------------
     Finance receivables, net  $ 7,639   $ 7,230  $  7,918
------------------------------------------------------------

     At December 31, 1997, 52% of finance receivables were secured by real estate.

6.2  Contractual Maturities and Collections

     Contractual maturities of finance receivables at December 31, 1997 were as follows:





                                                       After
In millions     1998     1999    2000   2001   2002    2002
-------------------------------------------------------------
Maturities     $2,386   $1,475  $ 927  $ 516  $ 322  $ 2,386
-------------------------------------------------------------

     Contractual maturities are not a forecast of future cash collections. A substantial portion of finance receivables may be renewed, converted, or repaid prior to maturity.

6.3  Cash Collections

     Cash collections of principal and collections as a percentage of average finance receivable balances were as follows:

In millions                      1997      1996      1995
=============================================================
Consumer loans
  Cash collections              $2,859   $ 2,653   $ 2,588
  % of average balances             46%       47%       46%

Retail sales finance
  Cash collections              $1,484   $ 1,777   $ 1,885
  % of average balances            117%       93%       86%
-------------------------------------------------------------

6.4  Geographic Concentration

     The geographic concentration of finance receivables at December 31 was as follows:

In millions                     1997      1996       1995
=============================================================
California                     $   843   $   698   $   887
North Carolina                     696       672       738
Florida                            519       535       627
Ohio                               465       454       440
Indiana                            438       398       455
Illinois                           434       453       490
Virginia                           357       350       392
Georgia                            310       312       373
Other                            3,950     3,753     4,008
-------------------------------------------------------------
  Total finance receivables    $ 8,012   $ 7,625   $ 8,410
-------------------------------------------------------------


6.5  Allowance for Finance Receivable Losses

     Activity in the allowance for finance receivable losses was as follows:


In millions                     1997      1996      1995
=============================================================
Balance at January 1           $   395   $   492   $   226
Provision for finance
  receivable losses                248       417       574
Charge offs, net of recoveries    (270)     (444)     (308)
Reclassified to assets held
  for sale                          --       (70)       --
-------------------------------------------------------------
Balance at December 31         $   373   $   395   $   492
-------------------------------------------------------------





43       1997 ANNUAL REPORT

7   Debt


7.1  Short-Term Debt

     Short-term debt consists primarily of commercial paper. The weighted-average interest rates on short-term borrowings at December 31 were as follows:


                                1997      1996      1995
=============================================================
Corporate                        6.1%      5.9%      6.0%
Consumer Finance                 5.9       5.6       5.8
-------------------------------------------------------------

7.2  Long-Term Debt

     Long-term debt at December 31 was as follows:


In millions                      1997      1996      1995
=============================================================
Corporate
  6.3% - 9.7%, through 2025    $ 1,341   $ 1,471   $ 1,519
-------------------------------------------------------------
Consumer Finance
  5.1% - 10%, through 2009     $ 4,011   $ 4,499   $ 4,980
-------------------------------------------------------------

     Derivative financial instruments related to debt securities did not have a material effect on the weighted-average borrowing rate or reported interest expense in any of the three years ended December 31, 1997.

7.3  Long-Term Debt Maturities

     Scheduled maturities of long-term debt for each of the next five years at December 31, 1997 were as follows:


In millions             1998   1999    2000     2001   2002
--------------------------------------------------------------
Corporate              $ 354   $100   $   350  $  --   $  --
Consumer Finance         825    610     1,277     42     548
--------------------------------------------------------------

     One $150 million debt issue of the Consumer Finance division that is scheduled to mature after 2002 is redeemable in 1999 at par, at the option of the holders.

7.4  Interest Paid

     Interest paid was as follows:


In millions                       1997     1996      1995
=============================================================
Corporate                        $  150   $  162    $  186
Consumer Finance                    485      497       502
-------------------------------------------------------------

7.5  Credit Facilities

     American General and certain subsidiaries use commercial paper to meet short-term funding requirements. Unsecured bank credit facilities are used to support commercial paper borrowings.

     At December 31, 1997, American General and certain of its subsidiaries maintained unsecured committed credit facilities of $4.0 billion with a total of 48 domestic and foreign banks. Interest rates are based on a money market index, and annual commitment fees range from five to seven basis points. There were no borrowings under these facilities at December 31, 1997.


8    Deferred Policy Acquisition Costs (DPAC)


     Activity in DPAC was as follows:


In millions                     1997      1996       1995
=============================================================
Balance at January 1           $ 2,954   $ 2,343   $ 3,356
Deferrals                          631       604       646
Accretion of interest              215       197       193
Amortization                      (659)     (626)*    (559)
Effect of net unrealized gains
  (losses) on securities          (406)      460    (1,302)
Other                              (17)      (24)        9
-------------------------------------------------------------
Balance at December 31         $ 2,718   $ 2,954   $ 2,343
-------------------------------------------------------------

*Includes $37 million reported in write-down of USLIFE group business.


9    Cost of Insurance Purchased (CIP)


     Activity in CIP was as follows:


In millions                     1997      1996      1995
=============================================================
Balance at January 1           $   755   $   504   $   168
Additions from acquisitions         66       233       658
Accretion of interest               74        76        65
Amortization                      (176)     (178)     (110)
Effect of net unrealized gains
  (losses) on securities           (55)      109      (270)
Other                               16        11        (7)
-------------------------------------------------------------
Balance at December 31         $   680   $   755   $   504
-------------------------------------------------------------

     CIP amortization, net of accretion, expected to be recorded in each of the next five years is $82 million, $75 million, $68 million, $62 million, and $57 million.


10   Guaranty Fund Assessments


     Information about state guaranty fund assessments was as follows:


In millions                     1997      1996      1995
=============================================================
Expense, included in operating
  costs and expenses           $     9   $    14   $    34
Liability for anticipated
  assessments                       39        54        58
Receivable for expected
  recoveries against future
  premium taxes                     47        56        57
-------------------------------------------------------------

     Changes in state laws could decrease the amount recoverable against future premium taxes.




                                           AMERICAN GENERAL CORPORATION       44

11   INCOME TAXES

11.1 TAX EXPENSE

     Components of income tax expense were as follows:

In millions                 1997     1996      1995
====================================================
Current
  Federal                  $ 393    $ 403      $ 353
  State                       16        8          6
----------------------------------------------------
   Total current             409      411        359
Deferred                      38      (24)       (18)
----------------------------------------------------
   Income tax expense*     $ 447    $ 387      $ 341
----------------------------------------------------

*Excludes tax benefit of $45 million in 1997, $21 million in 1996, and $11 million in 1995 related to preferred securities of subsidiaries.

     A reconciliation between the federal income tax rate and the effective tax rate follows:

                                         1997        1996       1995
=====================================================================
Federal income tax rate                   35%         35%         35%
Merger-related costs                       7        --          --
Tax-exempt investment income              (2)         (2)         (2)
State taxes, net                           1           1        --
Acquisition-related goodwill               1           1           1
Other, net                                --           1        --
---------------------------------------------------------------------
  Effective tax rate                      42%         36%         34%
---------------------------------------------------------------------

11.2 DEFERRED TAX LIABILITIES

     Components of deferred tax liabilities and assets, included in income tax liabilities on the consolidated balance sheet, at December 31 were as follows:

In millions                                    1997          1996        1995
================================================================================
Deferred tax liabilities,
  applicable to
   Basis differential of
     investments                             $   987      $   514      $ 1,026
   DPAC and CIP                                  795          984          815
   Prepaid pension expense                        87           81           73
   Other                                         543          530          517
--------------------------------------------------------------------------------
     Total deferred tax liabilities            2,412        2,109        2,431
--------------------------------------------------------------------------------
Deferred tax assets,
  applicable to
   Policy reserves                              (541)        (542)        (544)
   Finance receivables                           (93)        (183)        (138)
   Other                                        (498)        (338)        (347)
--------------------------------------------------------------------------------
   Gross deferred tax assets                  (1,132)      (1,063)      (1,029)
   Valuation allowance                            68           46           42
--------------------------------------------------------------------------------
     Total deferred tax assets, net           (1,064)      (1,017)        (987)
--------------------------------------------------------------------------------
      Net deferred tax liabilities           $ 1,348      $ 1,092      $ 1,444
--------------------------------------------------------------------------------

     The deferred tax asset valuation allowances at December 31, 1997, 1996, and 1995 were related to operating loss carryovers not expected to be utilized.
At December 31, 1997, the company had operating loss carryovers for federal income tax purposes of approximately $195 million, which are available to offset future taxable income through 2012. The operating loss carryovers are predominantly associated with recent acquisitions and, therefore, their use is subject to separate return year limitations.

     A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $907 million at December 31, 1997. At current corporate income tax rates, the maximum amount of tax on such income is approximately $317 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

11.3 TAXES PAID

     Income taxes paid were as follows:

In millions                        1997     1996     1995
==========================================================
Federal                           $ 419     $364     $ 325
State                                 9       10        13
----------------------------------------------------------


11.4 TAX RETURN EXAMINATIONS

     American General and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service (IRS) has completed examinations of the company's returns through 1988 and has raised certain issues related to 1987 and 1988, which the company is currently contesting. The IRS is currently examining the company's tax returns for 1989 through 1996. Although the final outcome of any issues raised in examination is uncertain, the company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.


12   REDEEMABLE EQUITY

     Two wholly owned subsidiaries and two subsidiary trusts of American General (collectively, subsidiaries) have issued preferred securities. The sole assets of these subsidiaries are Junior Subordinated Debentures (Subordinated Debentures) issued by American General and U.S. Treasury bonds. These subsidiaries have no independent operations. The Subordinated Debentures are eliminated in the consolidated financial statements.

     The interest terms and payment dates of the company's Subordinated Debentures held by the subsidiaries correspond to those of the subsidiaries' preferred securities. American General's obligations

45     1997 ANNUAL REPORT
under the Subordinated Debentures and related agreements, when taken together, constitute a full and unconditional guarantee of payments due on the preferred securities. The Subordinated Debentures are redeemable at the option of the company. Upon such event, the preferred securities are redeemable on a proportionate basis.

     Information about the preferred securities and the assets held by the issuing subsidiaries at December 31, 1997 was as follows:

                                            American         American        American        American         American
                                             General          General         General         General          General
                                          Institutional    Institutional     Capital,        Capital,         Delaware,
In millions, except share data              Capital B        Capital A        L.L.C.          L.L.C.           L.L.C.
---------------------------------------------------------------------------------------------------------------------------
Preferred securities
  Securities issued and outstanding        500,000       500,000       8,600,000         11,500,000         5,000,000
  Par value                               $    500      $    500      $      215        $       287        $      250
  Dividends paid                          $     20      $     38      $       17        $        24        $       15
  Date issued                              3/14/97       12/4/96         8/29/95             6/5/95            6/1/95
  Earliest/mandatory redemption dates    2046/2046     2045/2045       2000/2025(a)       2000/2025(a)   2003(b)/2025
---------------------------------------------------------------------------------------------------------------------------
Assets of issuing subsidiary
  Subordinated Debentures
   Principal                              $    516      $    516      $      269        $       360        $      313
   Interest rate                             8.125%         7.57%          8.125%              8.45%                6%
   Mandatory redemption date                  2046          2045            2025(a)            2025(a)           2025
  U.S. Treasury bonds                         --            --        $        3        $         4        $        4
---------------------------------------------------------------------------------------------------------------------------

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

13   CAPITAL STOCK

13.1 CLASSES OF CAPITAL STOCK

     American General has two classes of capital stock: preferred stock ($1.50 par value, 60 million shares authorized) that may be issued in series with rights to be determined by the board of directors, and common stock ($.50 par value, 300 million shares authorized). The only series of preferred stock outstanding is the 7% Convertible Preferred Stock. At December 31, 1997, approximately 12.2 million shares of common stock were reserved for issuance, related to the conversion of convertible preferred securities and preferred stock and the exercise of stock options.

13.2 CONVERTIBLE PREFERRED STOCK

     American General issued 2.3 million shares of 7% Convertible Preferred Stock in connection with the acquisition of Independent Life. Holders of the preferred stock are entitled to receive annual cumulative dividends of 7% and have the right to vote, together with holders of American General common stock, on the basis of four-fifths of one vote for each share of preferred stock.

     The stated liquidation preference is $36.7625 per share. Each preferred share is convertible into .8264 share of American General common stock at any time at the option of the holder. Beginning in 2000, the company may, at its option, convert the preferred stock into a minimum of .8264 share of common stock. Each preferred share is mandatorily convertible into one share of common stock in 2001.

13.3 PREFERRED SHARE PURCHASE RIGHTS

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


                                            AMERICAN GENERAL CORPORATION      46

14   STOCK AND INCENTIVE PLANS

14.1 STOCK OPTIONS

     Stock option activity was as follows:

                                        1997                      1996                1995
                                ---------------------      --------------------      ------
                                             Average                    Average
                                             Exercise                  Exercise
Shares in thousands             Shares        Price        Shares        Price       Shares
=============================================================================================
Balance at January 1             4,498      $  26.14        4,093      $  24.11        3,957
Granted                          1,496         43.68        1,115         33.85          811
Exercised*                      (2,170)        23.13         (503)        24.12         (596)
Forfeited                         (187)        39.05         (206)        32.67          (75)
Expired                           --            --             (1)        32.00           (4)
---------------------------------------------------------------------------------------------
Balance at
  December 31                    3,637      $  34.48        4,498      $  26.14        4,093
---------------------------------------------------------------------------------------------
Exercisable at
  December 31                    2,028      $  29.13        3,116      $  23.98        2,804
---------------------------------------------------------------------------------------------

*Average exercise price of options exercised in 1995 was $19.89.

     Options may not be exercised within at least six months of, nor after 10 years from, the date of grant. Information about options outstanding at December 31, 1997 was as follows:

                         Outstanding               Exercisable
                  ---------------------------   -----------------
                           Average    Average             Average
   Range of       Shares  Remaining  Exercise   Shares   Exercise
Exercise Prices   (000's)   Life      Price     (000's)    Price
-----------------------------------------------------------------
$14.51-$19.99        262      1        $16.27   262       $ 16.27
 20.00- 29.99        776      6         25.29   763         25.21
 30.00- 39.99      1,251      7         33.86   792         33.28
 40.00- 50.19      1,348      9         43.86   211         43.60
-----------------------------------------------------------------
   Total           3,637      7        $34.48   2,028     $ 29.13
-----------------------------------------------------------------


14.2 PRO FORMA DISCLOSURES

     Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the date of grant. Had compensation expense been determined using this method, net income and net income per share would have been as follows:

In millions, except per share data         1997       1996        1995
=======================================================================
Net income
  As reported                           $   542     $   653     $   650
  Pro forma                                 536         650         649
-----------------------------------------------------------------------
Net income per share
  Basic
   As reported                          $  2.21  $     2.67  $     2.68
   Pro forma                               2.19        2.66        2.67
  Diluted
   As reported                             2.19        2.63        2.66
   Pro forma                               2.17        2.62        2.65
-----------------------------------------------------------------------

     The average fair values of the options granted during 1997, 1996, and 1995 were $10.41, $6.79, and $6.69, respectively. The fair value of each option was estimated at the date of grant using a Black-Scholes option pricing model. The assumptions used to estimate the fair value of the stock options were as follows:

                                         1997        1996         1995
=======================================================================
Dividend yield                           3.0%         4.0%         4.0%
Expected volatility                     22.0%        22.3%        23.0%
Risk-free interest rate                  6.4%         6.2%         6.9%
Expected life                         6 years      6 years      6 years
-----------------------------------------------------------------------


14.3 SHARES AVAILABLE

     Shares available for issuance under American General's stock and incentive plans at December 31, 1997, 1996, and 1995 totaled 8.8 million, 5.7 million, and
6.7 million, respectively.

15   BENEFIT PLANS

15.1 PENSION PLANS

     The company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

     Equity and fixed maturity securities were 63% and 28%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 5% of plan assets were invested in general investment accounts of the company's subsidiaries through deposit administration insurance contracts.

     The pension plans have purchased annuity contracts from American General subsidiaries to provide benefits for certain retirees. During 1997, 1996, and 1995, benefits paid to retirees under these contracts were $53 million, $54 million, and $46 million, respectively.

     The components of pension expense and underlying assumptions were as follows:

In millions                                 1997           1996            1995
================================================================================
Service cost (benefits earned)            $   18          $   22          $   16
Interest cost                                 46              46              37
Actual return on plan assets                (209)           (128)           (134)
Net amortization and deferrals               126              56              63
--------------------------------------------------------------------------------
   Pension income                         $  (19)         $   (4)         $  (18)
--------------------------------------------------------------------------------
Discount rate on benefit
  obligation                                7.25%            7.5%           7.25%
Rate of increase in
  compensation levels                          4%              4%              4%
Expected long-term rate
  of return on plan assets                    10%             10%             10%
--------------------------------------------------------------------------------





47     1997 ANNUAL REPORT

     The company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

In millions                            1997          1996          1995
==============================================================================
Accumulated benefit obligation*      $   629       $   591       $   492
Effect of increase in
  compensation levels                     38            71            69
------------------------------------------------------------------------------
Projected benefit obligation             667           662           561
Plan assets at fair value              1,175           976           796
------------------------------------------------------------------------------
Plan assets at fair value in
  excess of projected benefit
  obligation                             508           314           235
Other unrecognized items, net           (274)         (139)          (63)
------------------------------------------------------------------------------
   Prepaid pension expense           $   234       $   175       $   172
------------------------------------------------------------------------------
*Over 92% vested.


15.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The company has reserved the right to change or eliminate these benefits at any time.

     The life plans are insured for a two-year period.
A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association (VEBA); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

     Postretirement benefit expense in 1997, 1996, and 1995 was $8 million, $8 million, and $7 million, respectively.

     The plans' combined funded status and the accrued postretirement benefit cost included in other liabilities at December 31 were as follows:

In millions                        1997       1996       1995
==================================================================
Actuarial present value of
  benefit obligation
   Retirees                        $ 76       $ 71       $ 56
   Active plan participants          62         43         40
------------------------------------------------------------------
Accumulated postretirement
  benefit obligation (APBO)         138        114         96
Plan assets at fair value             3          3          2
------------------------------------------------------------------
APBO in excess of plan
  assets at fair value              135        111         94
Other unrecognized items, net        34         38         28
------------------------------------------------------------------
   Accrued benefit expense         $169       $149       $122
------------------------------------------------------------------
Discount rate on benefit
  obligation                       7.25%       7.5%      7.25%
------------------------------------------------------------------

16   STATUTORY ACCOUNTING


     State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity of insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by American General's insurance subsidiaries did not have a material effect on their statutory equity at December 31, 1997.

     Statutory accounting practices differ from GAAP. Significant differences for American General's insurance subsidiaries were as follows:

In millions                         1997         1996          1995
========================================================================
Statutory net income              $   791       $   688       $   452
Change in DPAC and CIP                112           110           234
Investment valuation
  differences                          23            62            60
Policy reserve adjustments            (21)          (42)          (95)
Other, net                              8           (37)           69
------------------------------------------------------------------------
  GAAP net income                 $   913       $   781       $   720
------------------------------------------------------------------------
Statutory equity                  $ 3,240       $ 2,927       $ 2,540
Asset valuation reserve               452           562           517
Investment valuation
  differences*                      2,640         1,258         2,787
DPAC and CIP                        3,388         3,698         2,834
Deferred income taxes              (1,372)       (1,133)       (1,464)
Policy reserve adjustments            574           409           344
Acquisition-related goodwill          376           292           303
Other, net                            114           231           270
------------------------------------------------------------------------
  GAAP equity                     $ 9,412       $ 8,244       $ 8,131
------------------------------------------------------------------------

*Primarily GAAP unrealized gains on securities.


17   DERIVATIVE FINANCIAL INSTRUMENTS


17.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

     The company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, treasury rate lock agreements, and options to enter into interest rate swap agreements (call swaptions). The company accounts for its derivative financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

17.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

     Interest rate swap agreements convert specific investment securities from a floating to a fixed-rate basis, or vice versa. Currency swap agreements are used to convert cash flows from specific investment









                                            AMERICAN GENERAL CORPORATION      48
securities denominated in foreign currencies into U.S. dollars at specified exchange rates, and to hedge against currency rate fluctuations on anticipated security purchases.

     Interest rate swap agreements are also used to convert a portion of floating-rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances.

     The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

     The fair values of swap agreements are recognized in the consolidated balance sheet if they hedge investments carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

     For swap agreements hedging anticipated investment purchases or debt issuances, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

     Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment or debt. If the underlying investment or debt is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

     Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

In millions                              1997          1996        1995
===========================================================================
Interest rate swap agreements
  to receive fixed rate
   Notional amount                     $   169       $    54      $    24
   Average receive rate                   6.95%         7.00%        7.03%
   Average pay rate                       6.39          5.91         6.82
Interest rate swap agreements
  to pay fixed rate
   Notional amount                     $    15       $    60      $    45
   Average receive rate                   6.74%         6.19%        5.82%
   Average pay rate                       6.48          6.42         6.41
----------------------------------------------------------------------------
Currency swap agreements
  (receive U.S. $/pay Canadian $)
   Notional amount (in U.S. $)         $   139       $    99      $    72
   Average exchange rate                  1.50          1.57         1.62
----------------------------------------------------------------------------

     Interest rate swap agreements related to debt at December 31 were as follows:

In millions                       1997         1996          1995
=====================================================================
Swap agreements to pay
  fixed rate
   Corporate
     Notional amount           $   400          --            --
     Average receive rate         5.72%         --            --
     Average pay rate             6.15          --            --
   Consumer Finance
     Notional amount           $   940       $   540       $   590
     Average receive rate         5.69%         5.92%         5.90%
     Average pay rate             7.39          8.05          8.08
---------------------------------------------------------------------

     During 1995, swap agreements hedging anticipated debt issuances were terminated, and related settlement costs were deferred and are being recognized as an increase to interest expense over the terms of the related debt. At December 31, 1997, the remaining deferred costs were $10 million.

17.3 TREASURY RATE LOCK AGREEMENTS

     Treasury rate lock agreements are used to hedge against the risk of rising interest rates on anticipated debt issuances. These agreements provide for future cash settlements that are a function of specified U.S. Treasury rates. Treasury rate lock agreements are accounted for in the same manner as interest rate swap agreements that hedge anticipated debt issuances.

     During 1997, the company's consumer finance subsidiary entered into treasury rate lock agreements with settlement dates in 1998. At December 31, 1997, the notional amount of these agreements was $390 million and the company's related exposure to market risk was immaterial.

17.4 CALL SWAPTIONS

     Options to enter into interest rate swap agreements are used to limit the company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the company's ability to manage interest crediting rates. Call swaptions allow the company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

     Premiums paid to purchase call swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a call swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to

49       1997 ANNUAL REPORT
income. If a call swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

     During 1997, the company purchased call swaptions that expire in 1998. These call swaptions had a notional amount of $3.0 billion and strike rates ranging from 4.5% to 5.5% at December 31, 1997. Should the strike rates remain below market rates, the call swaptions will expire and the company's exposure would be limited to the premiums paid.

17.5 CREDIT AND MARKET RISK

     Derivative financial instruments expose the company to credit risk in the event of non-performance by counterparties. The company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the company's consolidated results of operations and financial position.

     The company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.


18   FAIR VALUE OF FINANCIAL INSTRUMENTS


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

                                                      1997                        1996                       1995
                                             ----------------------      ----------------------     ----------------------
                                                Fair       Carrying        Fair        Carrying       Fair        Carrying
In millions                                     Value       Amount         Value        Amount        Value        Amount
==========================================================================================================================
Assets
  Fixed maturity and equity securities        $47,863      $ 47,863      $ 44,492      $44,492      $ 43,411      $ 43,411
  Mortgage loans on real estate                 3,399         3,272         3,290        3,228         3,456         3,337
  Policy loans                                  2,196         2,156         1,986        2,011         1,892         1,887
  Finance receivables, net                      7,639         7,639         7,230        7,230         7,918         7,918
  Assets held for sale                             --            --           667          667            --            --
Liabilities
  Insurance investment contracts               27,623        28,139        26,876       28,331        27,129        27,508
  Short-term debt                               3,830         3,830         3,762        3,762         3,266         3,266
  Long-term debt
   Corporate                                    1,407         1,341         1,538        1,471         1,648         1,519
   Consumer Finance                             4,117         4,011         4,608        4,499         5,225         4,980
--------------------------------------------------------------------------------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of financial instruments.

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

                                            AMERICAN GENERAL CORPORATION      50

     OFF-BALANCE-SHEET DERIVATIVE FINANCIAL INSTRUMENTS. Had the company elected to terminate its interest rate swap and treasury rate lock agreements related to debt at December 31, 1997, 1996, and 1995, it would have paid $30 million, $30 million, and $50 million, respectively. These fair values were estimated using cash flows discounted at current market rates.


19   RESTRICTIONS AND CONTINGENCIES


19.1 SUBSIDIARY DIVIDEND RESTRICTIONS

     American General's insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. Certain non-insurance subsidiaries are similarly restricted in the payment of dividends by long-term debt agreements. At December 31, 1997, the amount of dividends available to American General from subsidiaries during 1998 not limited by such restrictions is approximately $900 million.

19.2 LEGAL PROCEEDINGS

     In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. Certain of American General's subsidiaries are defendants in such purported class action lawsuits filed in 1996 and 1997, asserting claims related to pricing and sales practices. These claims are being defended vigorously by the subsidiaries. Given the uncertain nature of litigation and the early stages of this litigation, the outcome of these actions cannot be predicted at this time. American General nevertheless believes that the ultimate outcome of all such pending litigation should not have a material adverse effect on American General's consolidated financial position. It is possible that settlements or adverse determinations in one or more of these actions or other future proceedings could have a material adverse effect on American General's consolidated results of operations for a given period. No provision for any adverse determinations in this pending litigation has been made in the consolidated financial statements because the amount of the loss, if any, from these actions cannot be reasonably estimated at this time.

     The company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama continues to increase and creates the potential for an unpredictable judgment in any given suit.


20   DIVISION OPERATIONS


20.1 NATURE OF OPERATIONS

     The company reports the results of its business operations in three divisions.

     RETIREMENT SERVICES. The Variable Annuity Life Insurance Company (VALIC) provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations. VALIC markets products nationwide through exclusive sales representatives. VALIC holds claims-paying ability ratings that are among the strongest in the life insurance industry.

     LIFE INSURANCE. American General's life insurance companies provide life insurance and annuity products throughout the United States. A broad range of products are offered through independent and career agents by All American Life, American General Life, American General Life and Accident, Franklin Life, Old Line Life, United States Life, and USLIFE Credit Life. These companies hold claims-paying ability ratings that are among the strongest in the life insurance industry.

     CONSUMER FINANCE. American General Finance (AGF) provides consumer and home equity loans and other credit-related products through branch offices in 41 states, Puerto Rico, and the U.S. Virgin Islands. AGF also operates financing programs through retail merchants. AGF holds debt ratings that are among the strongest in the consumer finance industry.


51      1997 ANNUAL REPORT

20.2 DIVISION RESULTS

     Results of each division include earnings from its business operations and earnings on that amount of equity considered necessary to support its business. Division information was as follows:

                                      Revenues                  Income before Taxes                     Assets
                             ---------------------------    ---------------------------    --------------------------------
In millions                   1997      1996       1995      1997      1996       1995      1997         1996       1995
===========================================================================================================================
Retirement Services          $1,836    $1,742     $1,655    $  375    $  341     $  305    $34,981     $30,257     $27,084
Life Insurance                5,314     5,088      4,665       822(a)    778(b)     735     34,802      32,738      31,317
Consumer Finance              1,523     1,726      1,790       204(c)     55(c)     115      9,239       9,440       9,466
---------------------------------------------------------------------------------------------------------------------------

Total divisions               8,673     8,556      8,110     1,401     1,174      1,155     79,022      72,435      67,867
---------------------------------------------------------------------------------------------------------------------------

Corporate                       346       225        217      (368)(d)  (156)(e)   (163)     1,924       2,012       1,532
Realized investment gains        40        62         18        40        62         18         --          --          --
Interdivision eliminations     (132)     (129)      (109)       --        --         --       (326)       (313)       (316)
---------------------------------------------------------------------------------------------------------------------------

Consolidated                 $8,927    $8,714     $8,236    $1,073(f) $1,080(f)  $1,010(f) $80,620     $74,134     $69,083
---------------------------------------------------------------------------------------------------------------------------

(a)Includes $71 million of restructuring costs.

(b)Includes $50 million write-down of USLIFE group business.

(c)Includes loss on sale of non-strategic assets of $42 million in 1997 and $145 million in 1996.

(d)Includes $201 million merger-related costs, $71 million loss on sale of non-strategic assets, and $50 million litigation settlement.

(e)Includes $20 million loss on sale of non-strategic assets.

(f)Before dividends on preferred securities of subsidiaries.


21   QUARTERLY DATA (UNAUDITED)


                                                  1997                                          1996
In millions,                 ---------------------------------------------------      ------------------------
except per share data          4th          3rd          2nd              1st           4th             3rd
--------------------------------------------------------------------------------------------------------------
Premiums and other
 considerations              $   890      $   839      $   832          $   801       $   820         $   820
Net investment income          1,037        1,010        1,002              971           961             943
Total revenues                 2,324        2,235        2,226            2,142         2,190           2,197

Insurance and annuity
 benefits                      1,135        1,074        1,083            1,040         1,057           1,052
Operating costs and
 expenses                        389          360          349              349           364             349
Provision for finance
 receivable losses                61           56           63               68           116              90
Total benefits and
 expenses                      1,940        1,851        2,272(a)         1,791         2,028(b)        1,863(c)

Net realized investment
 gains (losses)                   11            6           14               (4)            3              17

Net income (loss)                230          226         (124)(a)          210            95(b)          199(c)
--------------------------------------------------------------------------------------------------------------
Per common share
 Net income
  Basic                      $   .94      $   .92      $  (.52)         $   .87       $   .39         $   .81
  Diluted                        .92          .91         (.52)(a)          .85           .39(b)          .80(c)
 Dividends paid                  .35          .35          .35              .35           .32             .33
 Market price
  High                            56 1/4       54 3/4       49 5/8           44 5/8        41 3/4          38 3/4
  Low                             46 9/16      46 13/16     36 1/2           39 3/8        35 3/4          34
  Close                           54 1/16      51 7/8       47 3/4           40 3/4        40 7/8          37 3/4
--------------------------------------------------------------------------------------------------------------

                                        1996                                    1995
In millions,                 -----------------------      -------------------------------------------------
except per share data             2nd           1st         4th            3rd          2nd          1st
------------------------------------------------------------------------------------------------------------
Premiums and other
 considerations              $   824         $   780      $   768         $   756      $   752      $   693
Net investment income            945             924          928             920          894          842
Total revenues                 2,180           2,147        2,123           2,106        2,070        1,937

Insurance and annuity
 benefits                      1,057           1,052        1,073           1,038        1,032          942
Operating costs and
 expenses                        360             332          348             318          310          299
Provision for finance
 receivable losses               102             109          313(e)          114           75           72
Total benefits and
 expenses                      1,911(d)        1,832        2,053           1,799        1,746        1,628

Net realized investment
 gains (losses)                    2              18            4               5            1            2

Net income (loss)                163(d)          196           37(e)          207          206          200
------------------------------------------------------------------------------------------------------------
Per common share
 Net income
  Basic                      $   .66         $   .80      $   .15         $   .85      $   .85      $   .82
  Diluted                        .65(d)          .79          .15(e)          .84          .84          .82
 Dividends paid                  .32             .33          .31             .31          .31          .31
 Market price
  High                            37 5/8          37 7/8       39 1/8          38 7/8       35 1/2       33 1/4
  Low                             32 7/8          33 1/4       31              33 5/8       31 1/8       27 1/2
  Close                           36 3/8          34 1/2       34 7/8          37 3/8       33 3/4       32 1/4
----------------------------------------------------------------------------------------------------------------

(a)Includes $272 million pretax ($247 million aftertax or $1.02 per share) merger-related costs, $113 million pretax ($73 million aftertax or $.30 per share) loss on sale of non-strategic assets, and $50 million pretax ($33 million aftertax or $.14 per share) litigation settlement.

(b)Includes $145 million pretax ($93 million aftertax or $.39 per share) loss on sale of non-strategic assets.

(c)Includes $20 million pretax ($18 million aftertax or $.07 per share) loss on sale of non-strategic assets.

(d)Includes $50 million pretax ($32 million aftertax or $.13 per share) write-down of USLIFE group business.

(e)Includes $216 million pretax ($140 million aftertax or $.58 per share) adjustment to the allowance for finance receivable losses.


                                            AMERICAN GENERAL CORPORATION      52

REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

To the Board of Directors and Shareholders
American General Corporation

     We have audited the accompanying consolidated balance sheets of American General Corporation and subsidiaries as of December 31, 1997, 1996, and 1995, and the related consolidated statements of income, shareholders' equity, common stock activity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Corporation and subsidiaries as of December 31, 1997, 1996, and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP

Houston, Texas
February 26, 1998