Form 10-K405, Exhibit 13
period 1998-12-31
AMERICAN GENERAL CORP /TX/
filed 1999-03-19
CIK 5103

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------


AMERICAN GENERAL CORPORATION

For the three years ended December 31, 1998

     Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page 34.

Overview

     American General Corporation (American General) is a diversified financial services organization with assets of $105 billion, shareholders' equity of $8.9 billion, and market capitalization of $20.5 billion at December 31, 1998. Operating divisions deliver a wide range of retirement services, life insurance, and consumer finance products and services to diverse markets through focused distribution channels.

     [Bar Graph]

     Assets ($ in billions)
     ----------------------
     96                         74.1
     97                         80.6
     98                        105.1
                               -----

     Over the last four years, American General has completed six acquisitions with total consideration of approximately $6 billion. These acquisitions, combined with internal growth, have doubled the company's asset base since 1994.

     Financial highlights for American General and its subsidiaries (collectively, the company) for the three years ended December 31, 1998 were as follows:

In millions                           1998         1997         1996
-----------                           ----         ----         ----
Net income                         $    764     $    542     $    653
Net income per share (diluted)         2.96         2.19         2.63
Revenues and deposits                18,461       13,973       13,129
Assets                              105,107       80,620       74,134
Shareholders' equity                  8,871        7,583        6,844
                                   --------     --------     --------

Business Divisions

     The company manages its business operations through three divisions, based on products and services offered. Results of each business division include earnings from its business operations and earnings on that amount of equity considered necessary to support its business, and exclude goodwill amortization, net realized investment gains, and non-recurring items. This methodology is consistent with the manner in which management reviews division results. Division earnings were as follows:


In millions              1998       1997       1996
-----------              ----       ----       ----
Retirement Services     $  466     $  246     $  225
Life Insurance             674        589        547
Consumer Finance           201        165        137
                        ------     ------     ------
Division earnings       $1,341     $1,000     $  909
                        ------     ------     ------

     [Pie Chart]

     1998 Division Earnings
     ----------------------
     Retirement Services      35%
     Life Insurance           50
     Consumer Finance         15
                              --

RETIREMENT SERVICES

     The Retirement Services division provides tax-deferred retirement annuities and employer-sponsored retirement plans marketed nationwide through more than 1,000 exclusive sales representatives to employees of educational, health care, public sector, and other not-for-profit organizations. The division also offers non-qualified annuities sold through a nationwide distribution network of 18,000 financial institution representatives serving 250 banks and other financial institutions, as well as specialty brokers, general agents, and direct marketers.

     The division's earnings are a function of asset growth through sales and deposits, investment spread, Separate Account fees, and operating expenses. Division results were as follows:

In millions                         1998        1997        1996
-----------                         ----        ----        ----
Earnings                          $   466     $   246     $   225
Assets
        Investments                39,381      23,545      22,146
        Separate Accounts          14,794      10,564       7,134
Deposits
        Fixed
                Tax-qualified       1,400       1,592       1,587
                Non-qualified       2,509        --          --
        Variable
                Tax-qualified       2,356       1,728       1,249
                Non-qualified          95          67          61
Operating expenses                    247         160         145
                                  -------     -------     -------

     Acquisitions. On February 25, 1998, the company acquired the remaining 54% equity interest of Western National Corporation. Western National is the parent of Western National Life Insurance Company, whose name was changed to American General Annuity. The operations of American General Annuity are included in the Retirement Services division results effective January 1, 1998. Earnings attributable to minority interests through February 25, 1998 are reflected as a reduction of corporate operations.

     In second quarter 1998, the division acquired a block of individual annuity business in a coinsurance transaction that increased insurance and annuity liabilities by $2.4 billion.

     Earnings. Division earnings increased 90% in 1998 and 9% in 1997. The 1998 increase of $220 million included $133 million attributable to American General Annuity. Earnings growth was driven by acquisitions, continued asset growth, higher investment income from prepayment of investments, and management of the fixed investment spread. Asset growth excluding acquisitions was 17% in 1998 and 16% in 1997. This growth was due to fixed and variable deposits, interest credited to fixed account deposits, and stock market appreciation on assets held in Separate Accounts.

[Bar Graph]

Retirement Services Earnings ($ in millions)
--------------------------------------------
     96                       225
     97                       246
     98                       466
                              ---

     Deposits. Total deposits were $6.4 billion in 1998, compared to $3.4 billion in 1997. American General Annuity, which markets non-qualified single premium fixed annuities primarily through financial institutions, contributed $2.6 billion to deposits in 1998. Variable deposit growth was 37% in 1998 and 1997 and 57% in 1996, reflecting continued participant interest in equity investments.

[Bar Graph]

Deposits ($ in billions)
------------------------
            Fixed        Variable       Total
            -----        --------       -----
     96      1.6           1.3           2.9
     97      1.6           1.8           3.4
     98      3.9           2.5           6.4
            -----        -----         -----

     Fixed Investment Spread. Fixed investment spread represents the difference between the yield on invested assets and the average interest rate credited to policyholders' fixed accounts. Investment results and crediting rates on fixed accounts were as follows:

In millions                    1998           1997          1996
-----------                    ----           ----          ----
Net investment income       $   2,753      $   1,706     $   1,652
Investment yield                 7.96%          7.91%         8.03%
Average crediting rate           5.87           6.16          6.23
Fixed investment spread          2.09           1.75          1.80
                            ---------      ---------     ---------

     Net investment income increased 61% in 1998 as a result of growth in invested assets, including acquisitions. The increase in yield of five basis points in 1998 relates to more active management of the division's investment portfolio and higher income from investments called or tendered before their maturity dates, partially offset by lower yields on new investments. The higher yields and lower average crediting rates increased the investment spread on fixed accounts by 34 basis points in 1998, following a decrease in 1997.

     Separate Account Fees. Separate Account fees include mortality and expense risk fees and mutual fund investment advisory fees. The increase in these fees of $47 million, or 42%, in 1998 and $40 million, or 53%, in 1997 was largely driven by growth in Separate Account assets of 40% in 1998 and 48% in 1997. Variable deposit growth, market appreciation, and transfers from fixed to variable investment options contributed to this increase in assets.

     Surrenders. Policyholder surrenders are influenced by both competition and market performance. The division's rate of policyholder surrenders for tax-qualified accounts was 5.2% of average policyholder account balances in 1998, compared to 4.7% in 1997 and 4.4% in 1996. Factors contributing to higher surrenders included lower average interest crediting rates on fixed accounts and increased competition from other variable investment products. These surrender rates were among the lowest in the industry. Traditionally, non-qualified accounts have higher surrender rates than qualified accounts. The policyholder surrender rate for non-qualified accounts was 10.6% in 1998, which was lower than the preacquisition rate of 14.8% reported in 1997.

     Operating Expenses. Operating expenses increased in 1998 due to the addition of American General Annuity's operating expenses, growth in expenses related to the division's growth in deposits, and initiatives to improve customer service. The ratio of operating expenses to average assets improved to
 .47% in 1998 from .49% in 1997 and .52% in 1996, reflecting the increase in managed assets in excess of the increase in operating expenses.

     Outlook. In 1999, the division will continue to expand its distribution capabilities through its core retirement planning specialists and financial institution field forces. Products and services such as mutual funds, trust services, and retirement planning services are being expanded to respond to individuals' retirement planning needs.

LIFE INSURANCE

     The Life Insurance division provides traditional and interest-sensitive life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments. The division reaches customers through more than 33,000 independent and career agents, as well as producer groups, independent marketing organizations, independent broker-dealers, financial planners, and brokerage houses. In 1998, the division continued to strengthen its distribution systems, enhance customer service, improve product offerings, and achieve operating efficiencies.

     Division earnings are a function of new premiums and deposits, investment spread, mortality, persistency, and operating expenses. Division results were as follows:

In millions                     1998        1997        1996
-----------                     ----        ----        ----
Earnings                      $   674     $   589     $   547
Assets
        Investments            29,167      28,635      26,664
        Separate Accounts       1,364         918         728
Insurance and annuity
        liabilities            25,680      25,283      24,550
Premiums and other
        considerations          3,113       3,066       2,964
Net investment income           2,240       2,099       2,016
Insurance and annuity
        benefits                2,959       2,949       2,867
Operating expenses                720         730         688
                              -------     -------     -------

     Acquisitions. On June 17, 1997, the company acquired USLIFE Corporation in a merger transaction. The acquisition of USLIFE was accounted for using the pooling of interests method. Accordingly, division results include the operations of USLIFE for all periods presented.

     The company acquired Independent Life and Home Beneficial Life on February 29, 1996 and April 16, 1997, respectively. The operations of these companies are reported in the division from the dates of acquisition.

     Earnings. Division earnings increased in 1998 and 1997 primarily due to higher investment income and the acquisition of Home Beneficial Life, as well as operating efficiencies.

[Bar Graph]

     Life Insurance Earnings ($ in millions)
     ---------------------------------------
     96                                 547
     97                                 589
     98                                 674
                                        ---

     Premiums and Deposits. The division's primary focus is the sale of life insurance and annuity products to individuals. Sales and deposits of individual life insurance and annuities were as follows:

In millions                     1998       1997       1996
-----------                     ----       ----       ----
Individual life insurance
        Sales                 $  612     $  521     $  473
        Deposits               1,268      1,154      1,057
Annuities
        Sales                    523        429        388
        Deposits                 582        505        461
                              ------     ------     ------

     Premiums and other considerations increased in both 1998 and 1997 primarily due to growth in sales and acquisitions. Individual life insurance sales and deposits increased in 1998 primarily due to sales of recently introduced variable and indexed universal life products, as well as the division's recent entry into the corporate executive benefits market. The increase in 1997 was due to the introduction of new products, the expansion of producer relationships, and the addition of Home Beneficial Life.

     The increase in annuity sales and deposits in 1998 and 1997 primarily related to variable annuity sales, which increased $221 million in 1998 due to the introduction of new products and expanded distribution efforts. This increase was partially offset by the transfer of the structured settlement business to the Retirement Services division and the continued decrease in fixed annuity sales resulting from the shift in customers' preference to equity-based products.

[Bar Graph]

     Life Insurance In Force ($ in billions)
     ---------------------------------------
     96                                 310
     97                                 325
     98                                 341
                                        ---

Investment Spread. Investment results and interest crediting rates were as follows:

                              1998      1997       1996
                              ----      ----       ----
Investment yield              8.50%     8.14%     8.16%
Average crediting rate        5.96      6.05      6.07
Investment spread             2.54      2.09      2.09
                              ----      ----      ----

     Net investment income and investment yield increased in 1998, primarily due to more active management of the division's investment portfolio, higher income on investments called or tendered before their maturity date, and lower allocated investment expenses. The spread between investment yield and the average rate credited to policyholders improved in 1998 due to increased yields combined with management of crediting rates. At December 31, 1998, 59% of the division's insurance and annuity liabilities were subject to interest crediting rate adjustments.

     Mortality and Persistency. Death claims and premium termination rates were as follows:

In millions                    1998          1997          1996
-----------                    ----          ----          ----
Death claims                 $    991      $    912      $    849
Death claims per $1,000
        in force                 3.60          3.36          3.23
Premium termination rate        12.58%        13.55%        14.05%
                             --------      --------      --------

     The increase in death claims, included in insurance and annuity benefits, reflected the acquisition of Home Beneficial Life and less favorable mortality experience in 1998. Premium termination rates improved in 1998 due to discontinuing sales of ancillary products with higher termination rates. Overall, mortality and persistency experience was within pricing assumptions.

     Operating Expenses. The ratio of operating expenses to direct premiums and deposits was 16.1%, 17.0%, and

16.8% in 1998, 1997, and 1996, respectively. The lower ratio in 1998 was primarily due to a decrease in operating expenses and an increase in premiums and deposits. The expense decrease was due to the ongoing consolidation and integration of acquired companies, as well as centralization of common functions. These cost savings were partially offset by startup costs to introduce new products. The 1997 expense ratio reflected lower annuity deposits and higher overall expense ratios of recently acquired companies.

     Outlook. In 1999, management expects to take full advantage of the division realignment and initiatives completed in 1997 and 1998 to focus on providing quality products through multiple distribution channels. The existing product portfolio will also be enhanced through the introduction of new products designed to meet the changing needs of the division's customers and sales professionals.

CONSUMER FINANCE

     The Consumer Finance division provides a variety of consumer finance products, including home equity and consumer loans and retail sales financing, marketed through a nationwide network of 1,300 branch offices. Division earnings are influenced by the amount and mix of finance receivables, credit quality, interest spread, and operating expenses. Division results were as follows:

In millions                         1998           1997           1996
-----------                         ----           ----           ----
Earnings                         $     201      $     165      $     137
Average finance receivables          8,519          7,523          8,124
Yield on finance receivables         15.90%         16.81%         17.85%
Borrowing cost                        6.55           6.80           6.88
Interest spread                       9.35          10.01          10.97
Operating expenses               $     465      $     452      $     492
                                 ---------      ---------      ---------

     Earnings. Division earnings increased 22% in 1998 and 20% in 1997, primarily due to an increase in average finance receivables in 1998 and improved credit quality in both years.

     [Bar Graph]

     Consumer Finance Earnings ($ in millions)
     -----------------------------------------
     96                                 137
     97                                 165
     98                                 201
                                        ---

     Finance Receivables. Finance receivables at December 31, 1998 were $1.6 billion higher than at year-end 1997. Average finance receivables increased 13% during 1998 due to higher loan production in the division's branch offices and acquisitions of real estate loan portfolios. Average finance receivables decreased 7% during 1997 primarily due to the sale of non-strategic assets, partially offset by growth in finance receivables.


     [Bar Graph]

     Finance Receivables Volume ($ in billions)
     ------------------------------------------
            Purchased  Originated  Total
            ---------  ----------  -----
96             .9          5.5      6.4
97             .6          5.5      6.1
98            1.9          5.8      7.7
            -----        -----    -----

     Credit Quality. Since 1996, the division has focused on improving credit quality, including using stricter underwriting standards and increasing the proportion of real estate loans. At December 31, 1998, real estate loans represented 60% of total finance receivables, compared to 52% at year-end 1997 and 49% at year-end 1996.

     Net charge-off and delinquency ratios reflect the quality of receivables, the success of collection efforts, and general economic conditions. Charge offs, delinquencies, and the allowance for finance receivable losses were as follows:

In millions                              1998               1997               1996
-----------                              ----               ----               ----
Charge offs                            $    220           $    270           $    444
     % of average receivables              2.60%              3.60%              5.47%
Delinquencies                          $    384           $    310           $    317
     % of finance receivables              3.75%              3.60%              3.83%
Allowance for finance
     receivable losses                 $    382           $    373           $    395
     % of finance receivables              3.96%              4.65%              5.18%
                                       --------           --------           --------


     The decrease in charge offs for 1998 and 1997 reflected the division's focus on improving credit quality. The 1996 charge offs included activity related to the portfolios sold in 1997. The 1998 increase in the delinquency ratio was due to general economic conditions and the maturing of acquired real estate portfolios that were primarily new originations when purchased.

     In 1998 and 1997, the division reduced the allowance as a percentage of finance receivables, based on the lower charge offs and improved credit quality. The division maintains the allowance for finance receivable losses at an amount that management believes is adequate to absorb anticipated losses in the existing portfolio.

     Interest Spread. The interest spread between yield and borrowing cost decreased 66 basis points during 1998 due to declining yields, partially offset by lower borrowing costs. Yield on finance receivables declined 91 basis points in 1998 and 104 basis points in 1997. These decreases reflected the increased proportion of real estate loans, which generally have lower yields due to their higher credit quality. Although interest spread decreased, risk adjusted spread (interest spread less charge-off ratio) increased to 6.8% in 1998, compared to 6.4% in 1997 and 5.5% in 1996, due to lower charge offs.

     Operating Expenses. Operating expenses as a percentage of average finance receivables were 5.5% in 1998 and 6.0% in 1997 and 1996. The 1998 percentage improved due to productivity improvements and the increase in average receivables. Operating expenses increased 3% in 1998, compared to an 8% decrease in 1997. The 1997 decrease was primarily due to the exclusion of operating expenses associated with servicing the portfolios sold and decreased collection expenses.

     Outlook. In 1999, management anticipates that the division will grow internally from increased marketing initiatives and will be an active acquirer of portfolios. In addition, the division will continue its focus on credit quality by using stringent underwriting guidelines and risk management systems and by maintaining or increasing the proportion of real estate loans.

Investments

     Investment activities are an integral part of the Retirement Services and Life Insurance divisions' operations. The company's strategy is to maintain a predominantly investment-grade fixed income portfolio to provide adequate liquidity to meet cash flow requirements and to optimize investment return through active investment management. The company's $105 billion of assets at year-end 1998 included $69.9 billion of investments, principally supporting insurance and annuity liabilities. Fixed maturity securities and mortgage loans accounted for 95% of total investments.

     Investment results were as follows:

In millions                           1998              1997              1996
-----------                           ----              ----              ----
Average invested assets             $66,023           $52,343           $49,754
Average invested assets
        excluding SFAS 115           62,587            50,708            48,272
Net investment income                 5,095             4,020             3,773
Investment yield                       8.00%             7.90%             7.80%
Investment yield excluding
        SFAS 115                       8.45%             8.16%             8.04%
                                    -------           -------           --------

     [Bar Graph]

     Average Invested Assets ($ in billions)
     ---------------------------------------
     96                               49.8
     97                               52.3
     98                               66.0
                                      ----


FAIR VALUE OF SECURITIES

     The company's fixed maturity and equity securities are reported at fair value in accordance with Statement of Financial Accounting Standards 115. Accounting rules do not permit an offsetting adjustment to record at fair value the insurance liabilities supported by these securities, thereby creating volatility in shareholders' equity as interest rates change. Care should be exercised in drawing conclusions based on balance sheets that are only partially adjusted to fair value.

     A decrease in interest rates and resulting increases in bond values in 1998 caused a $675 million increase in the fair value adjustment to fixed maturity securities and a related $421 million positive adjustment to shareholders' equity. The components of the fair value adjustment at December 31, and the 1998 change, were as follows:

In millions                                     1998              1997             Change
-----------                                     ----              ----             ------
Fair value adjustment to
        fixed maturity securities              $ 3,519           $ 2,844           $ 675
Decrease in deferred policy
        acquisition costs and cost
        of insurance purchased                  (1,083)           (1,062)            (21)
Increase in deferred income
        taxes                                     (861)             (628)           (233)
Net unrealized gains                           -------           -------           -----
        Fixed maturity securities                1,575             1,154             421
        Equity securities                           24                15               9
                Net unrealized gains           -------           -------           -----
                        on securities          $ 1,599           $ 1,169           $ 430
                                               -------           -------           -----

     Decreases in interest rates in 1997 resulted in a $1.3 billion increase in the fair value adjustment to fixed maturity securities and a $544 million positive adjustment to shareholders' equity from year-end 1996.

FIXED MATURITY SECURITIES

     At year-end 1998, fixed maturity securities primarily included $47.0 billion of corporate bonds and $13.0 billion of mortgage-backed securities
(MBSs). The average credit rating of the fixed maturity securities was A+ at year-end 1998, 1997, and 1996. Average ratings by category at December 31, 1998 were as follows:

                                                                     Average
In millions                            1998                          Rating
-----------                            ----                          ------
Investment grade                      $46,418           74%            A
Mortgage-backed                        13,019           21            AAA
Below investment grade                  3,294            5            BB-
                                      -------         ----
        Total fixed maturity
                securities            $62,731          100%           A+
                                      -------         ----

     Mortgage-Backed Securities. MBSs at December 31 were as follows:

In millions                         1998            1997             1996
-----------                         ----            ----             ----
CMOs                             $ 9,398          $8,354          $ 9,330
Pass-through securities            3,013             673            1,053
Commercial MBSs                      608             401              259
                                 -------          ------          -------
        Total MBSs               $13,019          $9,428          $10,642
                                 -------          ------          -------

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

     The principal risks inherent in holding MBSs are prepayment and extension risks arising from changes in market interest rates. In declining interest rate environments, the mortgages underlying CMOs are prepaid more rapidly than anticipated, causing early repayment of CMOs. In rising interest rate environments, underlying mortgages are prepaid at a slower rate than anticipated, causing CMO principal payments to be extended. Although early CMO repayments may result in acceleration of income from recognition of any unamortized discount, the proceeds typically are reinvested at lower current yields, resulting in a net reduction of future investment income. Proceeds from repayments of the company's MBSs increased to $1.2 billion in 1998 from $496 million in 1997. At current interest rate levels, repayments are expected to increase slightly in 1999.

     The company manages this prepayment and extension risk by investing in CMO tranches that provide for greater stability of cash flows. The mix of CMO tranches at December 31 was as follows:

In millions                          1998            1997            1996
-----------                          ----            ----            ----
Planned Amortization Class          $4,622          $4,520          $5,172
Sequential                           3,948           2,685           2,967
Other                                  828           1,149           1,191
                                    ------          ------          ------
        Total CMOs                  $9,398          $8,354          $9,330
                                    ------          ------          ------

     The Planned Amortization Class (PAC) tranche is structured to provide more certain cash flows to the investor and therefore is subject to less prepayment and extension risk than other CMO tranches. PACs derive their stability from two factors: (1) early repayments are applied first to other tranches to preserve the PACs' originally scheduled cash flows as much as possible and (2) cash flows applicable to other tranches are applied first to the PACs if the PACs' actual cash flows are received later than originally anticipated.

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

     During 1998, the company entered into dollar roll agreements as part of its strategy to increase investment yields, resulting in increased holdings of pass-through securities. Dollar rolls are agreements to sell MBSs and repurchase substantially the same securities at a specified price and date in the future. At December 31, 1998, the company did not have any dollar roll agreements outstanding.


     [Pie Chart]

     1998 Fixed Maturity Securities by Rating
     ----------------------------------------
     AAA                                  26%
     AA                                   10
     A                                    34
     BBB                                  24
     Below investment grade                6
                                          --

     Below Investment Grade Securities. Below investment grade securities have credit ratings below BBB-. Below investment grade securities were 5% of invested assets at year-end 1998, 4% at year-end 1997, and 3% at year-end 1996. The company invests in below investment grade securities to enhance the overall yield of the portfolio. The risks associated with below investment grade securities are minimized by limiting the company's exposure to any one issuer and by closely monitoring the credit worthiness of such issuers. Investment income from below investment grade securities was $287 million (10.8% yield) in 1998, $178 million (9.6% yield) in 1997, and $161 million (9.5% yield) in 1996.
Realized investment gains (losses) were immaterial.

     Non-Performing Securities. Bonds are deemed to be non-performing when the payment of interest is sufficiently uncertain as to preclude the accrual of interest. Non-performing bonds were less than 0.1% of total fixed maturity securities at year-end 1998, 1997, and 1996.

MORTGAGE LOANS

     Mortgage loans on real estate, consisting primarily of loans on office and retail properties, represented 5% of invested assets at year-end 1998. Mortgage loan statistics at December 31 were as follows:

In millions                               1998               1997               1996
-----------                               ----               ----               ----
Mortgage loans                         $ 3,402            $ 3,326            $ 3,312
Allowance for losses                       (34)               (54)               (84)
                                       -------            -------            -------
          Mortgage loans, net          $ 3,368            $ 3,272            $ 3,228
                                       -------            -------            -------
Allowance for losses
        % of mortgage loans                1.0%               1.6%               2.5%
Restructured                           $    71            $   115            $   146
        % of mortgage loans                2.1%               3.5%               4.4%
Yield on restructured loans                7.9%               8.6%               8.3%
Delinquent (60+ days)                  $    21            $    20            $    23
        % of mortgage loans                 .6%                .6%                .7%
Watch list loans                       $    83            $   128            $   286
        % of mortgage loans                2.4%               3.8%               8.6%
                                       -------            -------            -------

     Restructured and Delinquent Loans. The company's percentage of restructured loans to total mortgage loans was lower than the life insurance industry average of 3.5%. The company's percentage of delinquent mortgage loans was comparable to the industry average of 0.6%. These industry averages are as of September 30, 1998, the latest date for which information is available.

     Watch List Loans. Mortgage loans are placed on the company's watch list if (1) the loan is delinquent 30-59 days, (2) the borrower is in bankruptcy, or (3) the loan is potentially undercollateralized. The decreases in watch list loans in 1998 and 1997 were due to improvements in the real estate market. While the watch list loans may be predictive of future non-performing loans, the company does not anticipate a significant effect on operations, liquidity, or capital from these loans.

CAPITAL RESOURCES

     To facilitate analysis of capital resources, corporate capital and capital of the business divisions are discussed separately below.

Corporate Capital

     Total capital of the parent company is referred to as "corporate capital." Since American General Corporation is a holding company, the level of corporate capital is determined primarily by the required equity of its business divisions, while the mix of corporate capital between debt and equity is influenced by overall corporate strategy and structure.

     [Pie Chart]

     1998 Corporate Capital
     ----------------------
     Corporate Debt                23%
     Redeemable Equity             15
     Shareholders' Equity          62
                                   --

     American General's target capital structure consists of 25% corporate debt, 15% redeemable equity, and 60% shareholders' equity. At year-end 1998, corporate capital totaling $11.7 billion, excluding the fair value adjustment on securities, consisted of $2.7 billion corporate debt (23%), $1.7 billion redeemable equity (15%), and $7.3 billion shareholders' equity (62%).

     Corporate Debt. American General's target debt structure consists of 40%-50% variable rate debt. At December 31, 1998, variable rate debt as a percentage of total corporate debt was 44%, including the effect of interest rate swap agreements that converted floating-rate debt to a fixed rate. American General's corporate debt ratings at December 31, 1998 were as follows:

                          Standard            Duff &
                          & Poor's            Phelps            Moody's
                          --------            ------            -------
Commercial paper              A-1+               D-1+               P-1
                         (Highest)          (Highest)          (Highest)
Long-term debt                 AA-                AA-                A2
                          (Strong)           (Strong)           (Strong)
                          --------           --------           --------

     Redeemable Equity. During the last three years, the company issued redeemable equity totaling $1.0 billion through two subsidiary trusts. These securities are recorded on the consolidated balance sheet as preferred securities within redeemable equity. The proceeds were used primarily to reduce short-term debt issued in connection with corporate development activities.

     Shareholders' Equity. During the last three years, the company issued $988 million of common stock and $85 million of convertible preferred stock in connection with acquisitions. Since 1987, American General has repurchased
116.7 million common shares for an aggregate cost of $2.8 billion. Future repurchase activity will be based on the company's corporate development activities, capital management strategy, and fluctuations in its common stock price.

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

     American General's target statutory equity for each of its retirement services and life insurance companies is 2.5 times the Company Action Level RBC (or 5.0 times the Authorized Control Level RBC). At December 31, 1998, all of American General's principal retirement services and life insurance companies had statutory equity equal to or in excess of the target.

     Financial Strength Ratings. Rating agencies use the NAIC approach as a factor in assigning an insurance company its financial strength rating. This rating serves as an indicator of the insurance company's ability to meet its future obligations to policyholders. At December 31, 1998, each of the company's principal retirement services and life insurance subsidiaries was rated AA+ (Very Strong) by Standard & Poor's; AA+ (Very High) by Duff & Phelps; Aa3 (Excellent) by Moody's (except for VALIC, which was rated Aa2); and A+ (Superior) by A.M. Best.

CONSUMER FINANCE

     The Consumer Finance division's capital varies directly with the amount of finance receivables. Consumer Finance capital of $10.1 billion at year-end 1998 included $8.9 billion of Consumer Finance debt, which was not guaranteed by the parent company, and $1.2 billion of equity.

     The capital mix of Consumer Finance debt and equity is based primarily upon maintaining leverage at a level that supports cost-effective funding. The Consumer Finance division's target ratio of debt to tangible net worth, a standard measure of financial risk in the consumer finance industry, is 7.5 to
1. The ratio equaled the target at year-end 1998 and 1997.

     Debt Ratings. Consumer Finance debt ratings at December 31, 1998 were as follows:

                                Standard           Duff &
                                & Poor's           Phelps             Moody's
                                --------           ------             -------
Commercial paper                     A-1               D-1+                P-1
                                (Strong)          (Highest)          (Highest)
Long-term debt                        A+                 A+                 A2
                                (Strong)           (Strong)           (Strong)
                                --------           --------           --------

Asset/Liability Management

     The company manages its exposure to fluctuations in interest rates through its asset/liability management program, which is designed to achieve liquidity and profitability objectives by maintaining a reasonable balance in the durations of assets and liabilities. Asset/liability management is performed on an ongoing basis for each subsidiary as well as on an aggregate basis.

RETIREMENT SERVICES AND LIFE INSURANCE

     The company responds to fluctuations in interest rates through periodic repricing of new products and adjustment of interest crediting rates on existing products, where possible. As a result, the company has maintained overall margins on interest-sensitive products, despite declining market interest rates.

     The company's ability to manage interest crediting rates and durations is largely due to the nature of its insurance and annuity products. The company had the ability, subject to certain minimum rate guarantees, to adjust interest crediting rates on approximately 83% of its insurance and annuity liabilities at December 31, 1998. Additionally, the company uses swaptions (options to enter into swap agreements) to limit its exposure to reduced spreads between interest crediting rates and investment yields during prolonged periods of significant increases or decreases in market interest rates.


     [Bar Graph]

     Insurance Liabilities with Adjustable Crediting Rates
     -----------------------------------------------------
     96                                              79%
     97                                              72
     98                                              83
                                                     --

     Insurance and annuity liabilities at December 31 were as follows:

In millions                                    1998             1997             1996
-----------                                    ----             ----             ----
Retirement annuities                         $36,792          $21,995          $21,067
Interest-sensitive life                        6,787            6,250            5,646
Traditional life                               6,662            6,655            6,339
Participating life                             3,515            3,541            3,485
Other annuities                                6,576            7,061            7,391
Other                                          2,512            2,157            2,094
                                             -------          -------          -------
        Total insurance and
                annuity liabilities          $62,844          $47,659          $46,022
                                             -------          -------          -------

     The company establishes investment portfolio objectives that generally reflect the duration and cash flow characteristics of the insurance and annuity liabilities being supported. The company manages its investment portfolio by aligning characteristics of investment purchases with specific portfolio objectives and, to a lesser extent, through portfolio restructuring actions and the use of derivative financial instruments. The estimated duration of the company's insurance and annuity liabilities is in the range of 4.9 to 5.9 years, while the estimated duration of the assets supporting these liabilities is 5.4 years.

     Cash flow testing of assets and liabilities is performed under multiple interest rate scenarios to evaluate the appropriateness of the company's investment portfolios relative to its insurance reserves. This cash flow testing performed as of December 31, 1998 indicated that the company's insurance subsidiaries would have sufficient cash flows to meet their insurance obligations under the broad range of selected scenarios.

CONSUMER FINANCE

     The company funds its finance receivables with equity and a combination of fixed-rate debt, principally long term, and floating-rate or short-term debt, principally commercial paper. The company's mix of fixed-rate and floating-rate debt is a management decision based in part on the nature of the receivables being supported.

SENSITIVITY ANALYSIS

     The fair values of certain of the company's assets and liabilities are sensitive to changes in market interest rates. The impact of changes in interest rates would be reduced by the fact that increases (decreases) in fair values of assets would be partially offset by corresponding changes in fair values of liabilities. In aggregate, the estimated impact of an immediate and sustained 100 basis point increase or decrease in interest rates on the fair values of the company's interest-rate sensitive financial instruments would not be material to the company's financial position. The estimated increases (decreases) in fair values of interest-rate sensitive financial instruments at December 31 were as follows:

                                                    1998                               1997
                                          ------------------------          ------------------------
In millions                               +100 bp          -100 bp          +100 bp          -100 bp
-----------                               -------          -------          -------          -------
Assets
        Fixed maturity
                securities                $(3,358)          $3,550          $(2,382)          $3,047
        Mortgage loans                       (117)              55             (114)              53
        Policy loans                          (87)              99              (73)              83
        Finance receivables                  (253)             275             (199)             208
Liabilities
        Insurance investment
                contracts                  (1,508)           1,916           (1,158)           1,262
        Long-term debt
                Corporate                     (91)             102              (78)              81
                Consumer Finance             (189)             199             (151)             163
                                          --------         -------          --------         -------

     The changes in fair values were derived by modeling estimated cash flows of certain of the company's assets and liabilities. These cash flows do not consider new investment purchases, loan originations, product sales, or debt issuances. The cash flows were adjusted to reflect changes in prepayments, calls, surrenders, and interest crediting rates in response to the changes in interest rates, as well as the effects of derivative financial instruments used as hedges.

     Care should be exercised in drawing conclusions based on the above analysis. While these changes in fair values provide a measure of interest rate sensitivity, they are not representative of management's expectations about the impact of interest rate changes. A meaningful assessment of the company's net interest rate exposure cannot be made without a revaluation of the company's redeemable equity or other insurance and annuity liabilities, which are not considered to be interest-rate sensitive financial instruments under current accounting standards. At December 31, 1998, insurance investment contracts represented 65% of the company's insurance and annuity liabilities. The company has the ability to adjust interest crediting rates on a significant portion of the remaining 35% of insurance and annuity liabilities.

     This analysis is also based on the company's exposure at a particular point in time, without regard to the impact of certain business decisions or initiatives that management would likely undertake to mitigate or eliminate some or all of the adverse effects of the modeled scenarios. Additionally, this analysis does not reflect the impact of fair value fluctuations on deferred income taxes, deferred policy acquisition costs, or cost of insurance purchased.

Liquidity


     The company's overall liquidity is based on cash flows from the business divisions and its ability to borrow in both the long-term and short-term markets at competitive rates. The company believes that its overall sources of liquidity will continue to be sufficient to satisfy its foreseeable financial obligations.

PARENT COMPANY

     The primary sources of cash for the parent company include net dividends from subsidiaries and the proceeds from issuance of debt and redeemable equity. During 1998, the parent company received $641 million of net dividends from subsidiaries. While state insurance regulations and long-term debt covenants restrict the amount of dividends subsidiaries may pay to the parent company, these restrictions are not expected to affect American General's ability to meet its cash obligations in 1999.

     The parent primarily uses cash for acquisitions, to pay dividends to shareholders, to pay interest on corporate debt, and to repurchase common stock. American General repurchased 3.0 million shares of its common stock at a cost of $195 million during 1998, 9.9 million shares at a cost of $466 million during 1997, and 5.3 million shares at a cost of $187 million in 1996.

RETIREMENT SERVICES

     Principal sources of cash for the Retirement Services division were as follows:

In millions                                     1998            1997             1996
-----------                                     ----            ----             ----
Operating activities                          $1,625          $1,058          $ 1,202
Fixed policyholder account
        deposits, net of withdrawals             626               6             (181)
Variable account deposits, net
        of withdrawals                         2,294           1,991            1,733
                                              ------          ------           ------

     Net cash provided by operating activities increased by $567 million in 1998, primarily due to the acquisition of American General Annuity. The 1998 increase in net fixed policyholder account deposits was due to the acquisition of American General Annuity, which primarily markets fixed annuities. The increases in net variable account deposits for 1998 and 1997 related to policyholders continuing to seek higher returns in equity-based investments, including the company's Separate Accounts. Because the investment risk on variable accounts lies predominantly with the policyholder, deposits and withdrawals related to Separate Accounts are not included in the company's consolidated statement of cash flows.

     The major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities and net dividends paid to the parent. The subsidiaries in the Retirement Services division received net capital contributions of $99 million in 1998, primarily to support increased target capital related to the division's acquisition activities. The subsidiaries paid net dividends of $129 million in 1997 and $36 million in 1996.

LIFE INSURANCE

     Principal sources of cash for the Life Insurance division were as follows:

In millions                                   1998          1997          1996
-----------                                   ----          ----          ----
Operating activities                          $361          $453          $671
Fixed policyholder account
        deposits, net of withdrawals            57            89           301
Variable account deposits, net
        of withdrawals                         356           103            34
                                              ----          ----          ----

     Net cash provided by operating activities decreased by $92 million in 1998 primarily due to payment of restructuring and litigation costs. In 1998 and 1997, the decrease in net fixed policyholder account deposits and the increase in net variable account deposits were the result of policyholders seeking higher returns in equity-based investments.

     The major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities and net dividends paid to the parent. The subsidiaries in the Life Insurance division paid net dividends of $679 million in 1998, compared to $586 million in 1997 and $373 million in 1996.

CONSUMER FINANCE

     Principal sources of cash for the Consumer Finance division were as follows:

In millions                             1998            1997            1996
-----------                             ----            ----            ----
Operating activities                  $  439          $  516          $  590
Increase (decrease) in debt            1,593            (366)            155
Sale of non-strategic assets            --               733            --
                                      ------          ------          ------

     Net cash provided by operating activities decreased in 1998 due to the inclusion in 1997 of operations related to non-strategic assets. Cash provided by borrowings increased in 1998 due to the growth in finance receivables. Cash provided by the sale of non-strategic assets resulted in a decrease in borrowings in 1997.

     [Bar Graph]

     Finance Receivables Outstanding ($ in billions)
     -----------------------------------------------
     96                                      7.6
     97                                      8.0
     98                                      9.7
                                             ---

     The major uses of cash were to fund finance receivables growth and net dividends paid to the parent company. Net cash used to fund finance receivables was $1.8 billion in 1998, up from $793 million in 1997 and $453 million in 1996. Capital contributions received from the parent company, net of dividends paid, totaled $47 million in 1998. Net dividends paid to the parent company totaled $80 million in 1997 and $139 million in 1996.

Regulation and Other

REGULATION

     Insurance regulators monitor capital adequacy and market conduct to protect policyholders. Market conduct includes sales and advertising practices, agent licensing and compensation, policyholder service, complaint handling, underwriting, and claims practices. As a result of increased regulatory scrutiny, market conduct compliance costs have increased for American General's insurance subsidiaries. See Notes 3.1 and 17.2 to the consolidated financial statements for discussion of the proposed settlements of purported class action lawsuits related to market conduct.

TAXATION

     Tax laws affect not only the way the company is taxed but also the design of many of its products. Changes in tax laws or regulations could adversely affect operating results.

YEAR 2000

     Internal Systems. American General has numerous technology systems that are managed on a decentralized basis. The company's Year 2000 readiness efforts are therefore being undertaken by its key business units with centralized oversight. Each business unit has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

     While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of the company's information technology and non-information technology systems; (2) assess which items in the inventory may expose the company to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and
(5) return the systems to operations. As of December 31, 1998, these activities have been completed for substantially all of the company's critical systems, making them Year 2000 ready. Vendor upgrades for a small number of systems are expected in the first half of 1999; therefore, activities (3) through (5) are ongoing for these systems. The company will continue to test its systems throughout 1999 to maintain Year 2000 readiness.

     Third Party Relationships. The company has relationships with various third parties who also must be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) the company and include organizations with which the company exchanges information. Third parties include vendors of hardware, software, and information services; providers of infra-structure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that the company exercises less, or no, control over their Year 2000 readiness. The company has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, the company had identified and assessed approximately 800 critical third party dependencies. A more detailed evaluation will be completed during first quarter 1999 as part of the company's contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, the company's testing activities will extend throughout 1999.

     Contingency Plans. The company has commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable action plans. The company is currently developing contingency plans and expects to substantially complete all contingency planning activities by April 30, 1999.

     Risks and Uncertainties. Based on its plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency actions, the company believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the company's future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and the company is not able to predict a most reasonably likely worst case scenario. If Year 2000 readiness is not achieved due to nonperformance by significant third party vendors, the company's failure to maintain critical systems as Year 2000 ready, failure of critical third parties to achieve Year 2000 readiness on a timely basis, or other unforeseen circumstances in completing the company's plans, the Year 2000 issues could have a material adverse impact on the company's operations following the turn of the century.

     Costs. Through December 31, 1998, the company has incurred and expensed $80 million (pretax) related to Year 2000 readiness, including $65 million incurred during 1998. The 1998 expense includes $21 million, $29 million, and $6 million related to the Retirement Services, Life Insurance, and Consumer Finance divisions, respectively. The 1998 expenses were excluded from division earnings, consistent with the manner in which management reviewed division results. The company currently anticipates that it will incur future costs of approximately $15 million to $20 million (pretax) to maintain Year 2000 readiness, complete Year 2000 work on non-critical systems and third party relationships, and complete contingency planning activities. In addition, the company accelerated the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems were capitalized and are being amortized over their useful lives, in accordance with the company's normal accounting policies. The total of such capitalized costs was approximately $5 million.

LITIGATION AND OTHER CHARGES

     See Note 3 to the consolidated financial statements for information regarding proposed litigation settlements, merger related costs, sale of non-strategic assets, and write-down of group business. Also see Note 17.2 to the consolidated financial statements for specific legal proceedings involving the company.

FORWARD-LOOKING STATEMENTS

     All statements, trend analyses, and other information contained herein relative to markets for the company's products and trends in the company's operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

     These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates;
(2) customer responsiveness to both new products and distribution channels; (3) competitive, regulatory, or tax changes that affect the cost of, or demand for, the company's products; (4) the company's ability or the ability of third parties to achieve and maintain Year 2000 readiness for significant systems and operations; and (5) adverse litigation results or resolution of litigation, including market conduct litigation. Investors are also directed to other risks and uncertainties discussed in other documents filed by the company with the Securities and Exchange Commission. The company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future developments, or otherwise.

CONSOLIDATED STATEMENT OF INCOME

AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions, except per share data                                              1998              1997                1996
                                                                                ----              ----                ----
Revenues      Premiums and other considerations                              $  3,605           $  3,362          $  3,244
              Net investment income                                             5,095              4,020             3,773
              Finance charges                                                   1,354              1,265             1,450
              Realized investment gains                                             6                 40                62
              Equity in earnings of Western National Corporation                 --                   54                40
              Other                                                               191                186               145
                                                                             --------           --------          --------
                      Total revenues                                           10,251              8,927             8,714
                                                                             --------           --------          --------
Benefits and  Insurance and annuity benefits                                    5,159              4,332             4,218
Expenses      Operating costs and expenses                                      1,591              1,423             1,383
              Commissions                                                       1,063                873               848
              Change in deferred policy acquisition costs and
                      cost of insurance purchased                                (213)              (100)             (124)
              Provision for finance receivable losses                             212                248               417
              Goodwill amortization                                                45                 24                22
              Interest expense
                      Corporate                                                   181                158               162
                      Consumer Finance                                            512                461               493
              Other charges
                      Litigation settlements                                      378                 50              --
                      Merger-related costs                                       --                  272              --
                      Loss on sale of non-strategic assets                       --                  113               165
                      Write-down of group business                               --                 --                  50
                                                                             --------           --------          --------
                           Total benefits and expenses                          8,928              7,854             7,634
                                                                             --------           --------          --------
Earnings      Income before income tax expense                                  1,323              1,073             1,080
              Income tax expense                                                  459                447               387
                                                                             --------           --------          --------
              Income before minority interest and net dividends
                      on preferred securities of subsidiaries                     864                626               693
              Minority interest in net income of Western
                      National Corporation                                         11               --                --
              Net dividends on preferred securities of subsidiaries                89                 84                40
                                                                             --------           --------          --------
                      Net income                                             $    764           $    542          $    653
                                                                             --------           --------          --------
Share Data    Net income per share
                      Basic                                                  $   3.02           $   2.21          $   2.67
                      Diluted                                                    2.96               2.19              2.63
                                                                             --------           --------          --------

                      See Notes to Financial Statements.

CONSOLIDATED BALANCE SHEET

AMERICAN GENERAL CORPORATION

At December 31
In millions, except share data                                              1998                1997                1996
------------------------------                                              ----                ----                ----
Assets      Investments
              Fixed maturity securities (amortized cost:
                      $59,212; $44,961; $42,867)                         $  62,731           $  47,747           $  44,355
              Mortgage loans on real estate                                  3,368               3,272               3,228
              Equity securities (cost: $288; $93; $111)                        325                 116                 137
              Policy loans                                                   2,329               2,156               2,011
              Investment real estate                                           226                 233                 626
              Other long-term investments                                      230                 176                 210
              Short-term investments                                           654                 306                 265
                                                                         ---------           ---------           ---------
                              Total investments                             69,863              54,006              50,832
                                                                         ---------           ---------           ---------
              Cash                                                             341                 263                 176
              Assets held in Separate Accounts                              16,158              11,482               7,863
              Finance receivables, net                                       9,275               7,639               7,230
              Deferred policy acquisition costs                              3,253               2,718               2,954
              Cost of insurance purchased                                      956                 680                 755
              Goodwill                                                       1,590                 677                 605
              Investment in Western National Corporation                      --                   583                 535
              Other assets                                                   3,671               2,572               3,184
                                                                         ---------           ---------           ---------
                              Total assets                               $ 105,107           $  80,620           $  74,134
                                                                         ---------           ---------           ---------
Liabilities   Insurance and annuity liabilities                          $  62,844           $  47,659           $  46,022
              Liabilities related to Separate Accounts                      16,158              11,482               7,863
              Debt (short-term)
                      Corporate ($1,607; $575; $631)                         2,743               1,916               2,102
                      Consumer Finance ($3,686; $3,255; $3,131)              8,863               7,266               7,630
              Income tax liabilities                                         1,543               1,380               1,078
              Other liabilities                                              2,357               1,608               1,368
                                                                         ---------           ---------           ---------
                              Total liabilities                             94,508              71,311              66,063
                                                                         ---------           ---------           ---------
Redeemable    Company-obligated mandatorily redeemable
Equity        preferred securities of subsidiaries holding
              solely company subordinated notes
                      Non-convertible                                        1,480               1,479                 982
                      Convertible                                              248                 247                 245
                                                                         ---------           ---------           ---------
                              Total redeemable equity                        1,728               1,726               1,227
                                                                         ---------           ---------           ---------
Shareholders' Convertible preferred stock (shares issued and
Equity        outstanding: 2,317,701; 2,317,701; 2,323,722)                     85                  85                  85
              Common stock (shares issued: 269,298,493;
              259,135,053; 283,738,546; outstanding:
              251,804,294; 243,206,215; 241,170,903)                           939                 326                 572
              Cost of treasury stock                                          (759)               (621)               (860)
              Retained earnings                                              7,007               6,624               6,420
              Accumulated other comprehensive income                         1,599               1,169                 627
                                                                         ---------           ---------           ---------
                              Total shareholders' equity                     8,871               7,583               6,844
                                                                         ---------           ---------           ---------
                              Total liabilities and equity               $ 105,107           $  80,620           $  74,134
                                                                         ---------           ---------           ---------


        See Notes to Financial Statements.

Consolidated Statement of Shareholders' Equity
--------------------------------------------------------------------------------

AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions, except per share data                                          1998        1997         1996
----------------------------------                                         -------     -------     -------
Convertible      Balance at beginning of year                              $    85     $    85     $    --
Preferred        Issuance for acquisition                                       --          --          85
Stock                                                                      -------     -------     -------
                 Balance at end of year                                         85          85          85
                                                                           -------     -------     -------
Common           Balance at beginning of year                                  326         572         532
Stock            Issuance of common shares for acquisition                     580          --          --
                 Stock options issued for acquisition                           37          --          --
                 Retirement of USLIFE treasury shares                           --        (346)         --
                 Issuance of treasury shares for acquisitions and other         (4)        100          40
                                                                           -------     -------     -------
                 Balance at end of year                                        939         326         572
                                                                           -------     -------     -------
Cost of          Balance at beginning of year                                 (621)       (860)       (790)
Treasury         Share repurchases                                            (195)       (466)       (187)
Stock            Issuance for acquisitions                                      --         304         104
                 Retirement of USLIFE treasury shares                           --         346          --
                 Issuance under employee benefit plans and other                57          55          13
                                                                           -------     -------     -------
                 Balance at end of year                                       (759)       (621)       (860)
                                                                           -------     -------     -------
Retained         Balance at beginning of year                                6,624       6,420       6,071
Earnings         Net income                                                    764         542         653
                 Cash dividends (per share)
                   Preferred ($2.57; $2.57; $1.94)                              (6)         (6)         (5)
                   Common ($1.50; $1.40; $1.30)                               (375)       (329)       (299)
                 Other                                                          --          (3)         --
                                                                           -------     -------     -------
                   Balance at end of year                                    7,007       6,624       6,420
                                                                           -------     -------     -------
Accumulated      Balance at beginning of year                                1,169         627       1,296
Other            Change in net unrealized gains (losses) on securities         430         542        (669)
Comprehensive                                                              -------     -------     -------
Income           Balance at end of year                                      1,599       1,169         627
                                                                           -------     -------     -------
Shareholders'
Equity           Balance at end of year                                    $ 8,871     $ 7,583     $ 6,844
                                                                           -------     -------     -------


Consolidated Statement of Comprehensive Income
--------------------------------------------------------------------------------

                                                                                 1998       1997        1996
                                                                               -------     -------     -------
Comprehensive     Net income                                                   $   764     $   542     $   653
Income            Other comprehensive income
                    Gross change in unrealized gains (losses) on securities
                      (pretax: $591; $811; ($981))                                 381         530        (638)
                    Less: gains (losses) realized in net income                    (49)        (12)         31
                                                                               -------     -------     -------
                        Change in net unrealized gains (losses) on
                          securities (pretax: $668; $830; ($1,028))                430         542        (669)
                                                                               -------     -------     -------
                            Comprehensive income (loss)                        $ 1,194     $ 1,084     $   (16)
                                                                               -------     -------     -------

                  See Notes to Financial Statements

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------

American General Corporation

For the years ended December 31
In millions                                                            1998         1997         1996
-------------------------------                                      --------     --------     --------
Operating     Net income                                             $    764     $    542     $    653
Activities    Reconciling adjustments
                 Insurance and annuity liabilities                      1,619        1,082        1,351
                 Deferred policy acquisition costs and
                   cost of insurance purchased                           (213)        (100)        (124)
              Provision for finance receivable losses                     212          248          417
              Loss on sale of non-strategic assets                         --          113          165
              Realized investment gains                                    (6)         (40)         (62)
              Other, net                                                 (165)        (200)        (121)
                                                                     --------     --------     --------
                     Net cash provided by operating activities          2,211        1,645        2,279
                                                                     --------     --------     --------
Investing     Investment purchases                                    (14,504)     (11,010)     (10,678)
Activities    Investment dispositions and repayments                   12,155       10,290        9,280
              Finance receivable originations and purchases            (6,589)      (5,136)      (5,339)
              Finance receivable principal payments received            4,775        4,343        4,886
              Net decrease (increase) in short-term investments           444            7          (90)
              Acquisitions                                               (591)        (283)        (232)
              Sale of non-strategic assets                                 --        1,047           --
              Other, net                                                 (252)         (99)        (205)
                                                                     --------     --------     --------
                     Net cash used for investing activities            (4,562)        (841)      (2,378)
                                                                     --------     --------     --------
Financing     Retirement Services and Life Insurance
Activities      Policyholder account deposits                           4,981        3,068        2,996
                Policyholder account withdrawals                       (4,298)      (2,973)      (2,876)
                                                                     --------     --------     --------
                  Total Retirement Services and Life Insurance            683           95          120
                                                                     --------     --------     --------
              Consumer Finance
                Net increase in short-term debt                           431          124          641
                Long-term debt issuances                                2,028          731          124
                Long-term debt redemptions                               (866)      (1,221)        (610)
                                                                     --------     --------     --------
                  Total Consumer Finance                                1,593         (366)         155
                                                                     --------     --------     --------
              Corporate
                Net increase (decrease) in short-term debt                937          (56)        (145)
                Long-term debt redemptions                               (354)        (133)         (50)
                Issuances of preferred securities of subsidiaries          --          498          495
                Common stock repurchases                                 (195)        (467)        (191)
                Dividends on common and preferred stock                  (381)        (335)        (304)
                Other, net                                                146           47          (32)
                                                                     --------     --------     --------
                  Total Corporate                                         153         (446)        (227)
                                                                     --------     --------     --------
                    Net cash provided by (used for)
                      financing activities                              2,429         (717)          48
                                                                     --------     --------     --------
Net Change    Net increase (decrease) in cash                              78           87          (51)
in Cash       Cash at beginning of year                                   263          176          227
                                                                     --------     --------     --------
                    Cash at end of year                              $    341     $    263     $    176
                                                                     --------     --------     --------

See Notes to Notes to Financial Statements

Notes to Financial Statements
--------------------------------------------------------------------------------

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

1.2 Investments

     Fixed Maturity and Equity Securities. All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 1998, 1997, and 1996. After adjusting related balance sheet accounts as if unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

     During 1998, the company maintained a trading portfolio of certain fixed maturity securities. Trading securities are recorded at fair value. Unrealized gains (losses), as well as realized gains (losses), are included in net investment income. The company held no trading securities at December 31, 1998, and trading securities did not have a material effect on net investment income.


     Mortgage Loans. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all loans for which management has a concern, based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

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

     Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

     Realized Investment Gains. Realized investment gains (losses) are recognized using the specific identification method.

1.3 Separate Accounts

     Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies predominantly with the contract holder. Therefore, the company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to Separate Accounts are excluded from the consolidated statements of income and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

1.4 Finance Receivables

     Finance Charges. Finance charges are recognized as revenue using the interest method. The accrual of revenue is suspended when contractual payments are not received for four consecutive months for loans, retail sales contracts, and revolving retail, and for six months for private label receivables. Extension fees, late charges, and prepayment penalties are recognized as revenue when received.

     Direct costs incurred to originate loans, net of non-refundable points and fees, are deferred and included in the carrying amount of the related loans. The amount deferred is recognized as an adjustment to finance charge revenues, using the interest method over the lesser of the contractual term or the expected life based on prepayment experience. If loans are prepaid, any remaining deferral is charged or credited to revenue.

     Losses on Finance Receivables. The company's policy is to charge off finance receivables, except real estate loans, for which minimal or no collections have been made for six months. For real estate loans, foreclosure proceedings are initiated when four monthly installments are past due. At foreclosure, the carrying amount of a loan in excess of the fair value of the underlying real estate is charged off.

     The allowance for finance receivable losses is maintained at a level that is considered adequate to absorb anticipated losses in the existing portfolio. Management periodically evaluates the portfolio on a pooled basis and considers numerous factors including economic conditions, portfolio composition, and loss and delinquency experience in its evaluation of the allowance.

1.5 Deferred Policy Acquisition Costs (DPAC)

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

     DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholders' equity.

     The company reviews the carrying amount of DPAC on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.6 Cost of Insurance Purchased (CIP)

     The cost assigned to certain acquired subsidiaries' insurance contracts in force at the acquisition date is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 4.0% to 8.5%. CIP is charged to expense and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. The company reviews the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7 Goodwill

     Goodwill is charged to expense in equal amounts, generally over 20 to 40 years. The carrying amount of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the company assesses the fair value of the underlying business based on an independent appraisal and reduces goodwill to an amount that results in the book value of the subsidiary approximating fair value.

1.8 Insurance and Annuity Liabilities

     Substantially all of the company's insurance and annuity liabilities relate to long-duration contracts. The contracts normally cannot be changed or canceled by the company during the contract period.

     For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.0% to 13.5% at December 31, 1998.

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

1.10 Participating Life Insurance

     Participating life insurance accounted for approximately 10% of life insurance in force and premiums and other considerations in 1998, 1997, and 1996.

     The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholders' equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $90 million, $95 million, and $94 million in 1998, 1997, and 1996, respectively.

1.11 Reinsurance

     The company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong financial strength ratings. If a reinsurer could not meet its obligations, the company remains liable. The likelihood of a material reinsurance liability not being met by a reinsurer is considered to be remote.

     A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $251 million, $131 million, and $166 million during 1998, 1997, and 1996, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

     Reinsurance premiums included in premiums and other considerations were as follows:

In millions                    1998       1997        1996
-------------------------    -------     -------     -------
Direct premiums and other
  considerations             $ 3,717     $ 3,542     $ 3,427
Reinsurance assumed              373         119         125
Reinsurance ceded               (485)       (299)       (308)
                             -------     -------     -------
  Premiums and other
    considerations           $ 3,605     $ 3,362     $ 3,244
                             -------     -------     -------


1.12 Stock-Based Compensation

     The company's long-term incentive plans provide for the award of stock options, restricted stock awards, and performance awards to key employees and directors. Stock options constitute the majority of awards. Generally, no expense is recognized at the grant date since the market price equals the exercise price.

     For restricted stock and performance awards, the grant date market value is amortized to expense over the vesting period. For those awards with performance criteria, the expense is adjusted to reflect changes in market value of the stock as well as anticipated performance levels.

1.13 Income Taxes

     Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. State income taxes are included in income tax expense.

     A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. A change related to fluctuations in fair value of available-for-sale securities is included in accumulated other comprehensive income in shareholders' equity.

1.14 Derivative Financial Instruments

     Use of Derivatives. The company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate and currency exchange risk by utilizing interest rate and currency swap agreements, treasury rate lock agreements, and options to enter into interest rate swap agreements. The company accounts for these derivative financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

     Interest Rate and Currency Swap Agreements. Interest rate swap agreements are used to convert specific investment securities from a floating-rate to a fixed-rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases. Interest rate swap agreements are also used to convert a portion of floating-rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances.

     Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specified exchange rates and to hedge against currency rate fluctuations on anticipated security purchases.

     The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to, or receivable from, counterparties is included in other liabilities or assets.

     The fair values of swap agreements are recognized in the consolidated balance sheet if they hedge investments carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in accumulated other comprehensive income included in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

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

     Treasury Rate Lock Agreements. Treasury rate lock agreements are used to hedge against the risk of rising interest rates on anticipated debt issuances. These agreements provide for future cash settlements that are a function of specified U.S. Treasury rates. Treasury rate lock agreements are accounted for in the same manner as interest rate swap agreements that hedge anticipated debt issuances.

     Swaptions. Options to enter into interest rate swap agreements are used to limit the company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decrease or increase significantly over prolonged periods.

      During prolonged periods of decreasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of minimum rate guarantees on certain insurance and annuity contracts, which limit the company's ability to reduce interest crediting rates. Call swaptions, which allow the company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

     During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of the company's decision to increase interest crediting rates to limit surrenders. Put swaptions, which allow the company to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

     Premiums paid to purchase swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

1.15 Earnings Per Share

     Basic earnings per share is computed by dividing earnings available to common shareholders by average common shares outstanding. Diluted earnings per share is computed assuming the conversion or exercise of dilutive convertible preferred securities and stock options outstanding during the period.

1.16 Accounting Changes

     Comprehensive Income. During 1998, the company adopted Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The company elected to report comprehensive income and its components in a separate statement of comprehensive income. Adoption of this statement did not change recognition or measurement of net income and, therefore, did not impact the company's consolidated results of operations or financial position.

     Division Reporting. Effective December 31, 1998, the company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which changes the way companies report segment information. Adoption of this statement did not change the company's reportable divisions, but did result in a change in the reported amounts of division earnings. With the adoption of SFAS 131, the company reports division earnings exclusive of goodwill amortization, net realized investment gains, and non-recurring items. This methodology is consistent with the manner in which management reviews division results. Division earnings for prior periods have been restated to reflect this methodology. However, the change did not impact the company's consolidated results of operations or financial position.

     Derivatives. In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair value of a derivative instrument are to be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. This statement is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the company's consolidated results of operations or financial position.

                                2. Acquisitions

2.1 Accounting for Acquisitions

     With the exception of USLIFE Corporation (USLIFE), the company's acquisitions have been accounted for using the purchase method. Under this method, the results of operations for each acquisition are included in the company's consolidated statement of income from the date of acquisition. The purchase price of each acquisition is allocated to specific assets and liabilities based on management's best estimate of their fair values at the date of acquisition. The difference between the aggregate purchase price and the net assets acquired is attributed to goodwill.

     The merger of USLIFE was accounted for using the pooling of interests method. Accordingly, the company's consolidated financial statements include the results of operations, financial position, and cash flows of USLIFE for all periods presented.

2.2 Western National

     On December 23, 1994, the company acquired a 40% investment in Western National Corporation (Western National), the holding company of Western National Life Insurance Company, for $274 million cash. On September 17, 1996, the company increased its equity ownership to 46% at a cost of $126 million cash. Both transactions were recorded on an equity basis.

     On February 25, 1998, the company acquired the remaining 54% equity interest of Western National for $1.2 billion. The purchase price consisted of $580 million cash and 10.2 million shares of American General common stock. In addition, the company issued options to acquire 1.4 million shares of American General common stock to replace outstanding options to acquire Western National common stock. The fair value of these options, excluding options surrendered for $10 million cash pursuant to a pre-existing employment agreement, was $37 million.

     Western National's assets, liabilities, and results of operations were consolidated in the company's financial statements effective January 1, 1998. Earnings attributable to minority interests through February 25, 1998 are reflected as a charge against consolidated income. Effective May 1, 1998, Western National Life Insurance Company changed its name to American General Annuity Insurance Company (American General Annuity).

2.3 Coinsurance Transaction

     On May 21, 1998, the company completed the acquisition of a block of individual annuity business in a coinsurance transaction. This transaction increased assets and insurance and annuity liabilities of the Retirement Services division by $2.4 billion.

2.4 USLIFE

     On June 17, 1997, the company completed the acquisition of USLIFE in an all-stock merger transaction. American General issued 39.0 million shares of common stock, with a market value of approximately $1.8 billion, in exchange for all USLIFE common shares.

2.5 Home Beneficial Life

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

2.6 Independent Life

     On February 29, 1996, the company acquired Independent Insurance Group, Inc., the holding company of The Independent Life and Accident Insurance Company, for $362 million. The purchase price consisted of $139 million cash,
3.7 million shares of American General common stock, and 2.3 million shares of American General 7% Convertible Preferred Stock.

2.7 Non-Cash Activities

     Non-cash activities related to the above acquisitions that are not reflected in the consolidated statement of cash flows for the three years ended December 31, 1998 were as follows:

In millions                       1998         1997        1996
-----------                      -------     -------     -------
Fair value of assets acquired    $ 9,732     $ 1,446     $ 1,358
Liabilities assumed               (8,524)       (781)     (1,029)
Issuance of common stock            (580)       (382)       (138)
Issuance of stock options            (37)         --          --
Issuance of preferred stock           --          --         (85)
Investment in Western
  National                            --          --         126
                                 -------     -------     -------
  Net cash paid                  $   591     $   283     $   232
                                 -------     -------     -------

                                3. Other Charges

3.1 Litigation Settlements

     In fourth quarter 1998, American General announced that certain of its life insurance subsidiaries had entered into agreements to resolve substantially all of its material market conduct class action lawsuits. In conjunction with the proposed settlements, the company recorded a charge of $378 million ($246 million aftertax). The charge covers the cost of additional policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs. See Note 17.2 for further discussion of this litigation.

     Two real estate subsidiaries of American General were defendants in a lawsuit that alleged damages based on lost profits and related claims arising from certain loans and joint venture contracts. In second quarter 1997, pursuant to court-ordered mediation, the parties agreed to a settlement of $50 million as a final resolution of this lawsuit. As a result, the company recorded an aftertax charge of $33 million in 1997.

3.2 Merger-Related Costs

     The company recorded the following expenses in second quarter 1997 related to the merger with USLIFE:

In millions               Pretax  Aftertax
-----------               ------  --------
Change in control costs    $179    $155
Transaction costs            22      22
Restructuring costs          71      46
Deferred tax asset
  valuation allowance        --      24
                           ----    ----
    Total                  $272    $247
                           ----    ----

     Change in control costs consisted primarily of severance and supplemental retirement plan payments to USLIFE executives, payable under various USLIFE plans in effect prior to the merger. A substantial portion of these payments was considered excess parachute payments for tax purposes and was not tax deductible by the company. As of December 31, 1998, substantially all of the change in control costs had been paid.

     Transaction costs included expenses for investment bankers, attorneys, accountants, and proxy printing costs.

     Restructuring costs related to the integration of USLIFE into the company's operations and the concurrent realignment of the Life Insurance division. The restructuring plan adopted in second quarter 1997 identified the following activities: (1) elimination of approximately 1,200 positions in USLIFE corporate operations and Life Insurance division administrative service functions that are being centralized, (2) write-off of computer equipment and related software at various locations that are being centralized, and (3) elimination of redundant facilities, some of which are under long-term lease obligations. Total personnel-related costs were estimated to be $34 million, and total data processing and facilities costs were estimated to be $37 million.

     Restructuring activities began in third quarter 1997 and are expected to be substantially completed in 1999, except for payments under long-term lease obligations. As of December 31, 1998, the company had eliminated 384 positions and had paid $16 million of personnel-related costs. In addition, the company had written off computer equipment and software and had eliminated redundant facilities totaling $25 million.

     During 1998, the company determined that personnel costs related to centralizing administrative service functions would be lower than estimated, since certain personnel voluntarily left the company prior to their anticipated termination dates. Furthermore, the company identified additional computer software that was no longer being used at the centralized locations during its realignment efforts. As a result of these events, total personnel-related costs are now estimated to be $31 million, and total data processing and facilities costs are estimated to be $48 million. Restructuring costs in excess of the original $71 million charge will be expensed as incurred.


     A valuation allowance for the deferred tax asset related to a portion of USLIFE's net operating loss carryforward was provided at the acquisition date since, as a result of the acquisition, it is more likely than not that some portion of the deferred tax asset will not be realized.

3.3 Sale of Non-Strategic Assets

     Losses related to the sale of non-strategic assets were as follows:

                                1997                  1996
                         -------------------   ------------------
In millions              Pretax     Aftertax   Pretax    Aftertax
-----------              ------     --------   ------    --------
Finance receivables       $ 42       $ 27       $145       $ 93
Other non-strategic
  assets                    71         46         20         18
                          ----       ----       ----       ----
    Total                 $113       $ 73       $165       $111
                          ----       ----       ----       ----

     In fourth quarter 1996, the company reached a decision to offer for sale $875 million of non-strategic finance receivable portfolios. Accordingly, these receivables and an associated allowance for losses were reclassified to assets held for sale at December 31, 1996, and a loss was recognized to reduce the carrying amount of the portfolios to net realizable value. The portfolios were sold in 1997, and the company recorded an additional loss to establish a liability for estimated future payments to the purchaser under a five-year loss sharing agreement. The remaining liability at year-end 1998 was $28 million.

     Other non-strategic assets consisted of the company's land development operations and a Canadian life insurance subsidiary. During 1997, the company completed the sale of these assets.

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

                                 4. Investments

4.1 Fixed Maturity and Equity Securities

     Valuation. Amortized cost and fair value of fixed maturity and equity securities at December 31 were as follows:

                                                                              Gross                             Gross
                                          Amortized Cost                  Unrealized Gains                 Unrealized Losses
                                  -----------------------------    -----------------------------    -------------------------------
In millions                        1998        1997       1996      1998        1997      1996       1998         1997       1996
-----------                       -------    -------    -------    -------    -------    -------    -------     -------     -------
Fixed maturity securities
 Corporate bonds
   Investment grade               $41,019    $31,926    $28,770    $ 2,809    $ 2,021    $ 1,209    $  (137)    $   (23)    $  (153)
   Below investment grade           3,286      1,892      1,655         93         73         56       (106)         (7)        (15)
 Mortgage-backed                   12,422      8,919     10,401        605        514        315         (8)         (5)        (74)
 Foreign governments                  843        834        863         99         90         80         (2)         (4)         (1)
 U.S. government                      899        740        737        121         91         57         (1)         --          (3)
 States/political subdivisions        627        546        336         44         33         15         --          --          (1)
 Redeemable preferred stocks          116        104        105          2          3          4         --          --          (1)
                                  -------    -------    -------    -------    -------    -------    -------     -------     -------
 Total fixed maturity
   securities                     $59,212    $44,961    $42,867    $ 3,773    $ 2,825    $ 1,736    $  (254)    $   (39)    $  (248)
                                  -------    -------    -------    -------    -------    -------    -------     -------     -------
Equity securities                 $   288    $    93    $   111    $    38    $    24    $    27    $    (1)    $    (1)    $    (1)
                                  -------    -------    -------    -------    -------    -------    -------     -------     -------


                                              Fair Value
                                   -----------------------------
In millions                         1998       1997       1996
-----------                        -------    -------    -------
Fixed maturity securities
 Corporate bonds
   Investment grade                $43,691    $33,924    $29,826
   Below investment grade            3,273      1,958      1,696
 Mortgage-backed                    13,019      9,428     10,642
 Foreign governments                   940        920        942
 U.S. government                     1,019        831        791
 States/political subdivisions         671        579        350
 Redeemable preferred stocks           118        107        108
                                   -------    -------    -------
 Total fixed maturity
   securities                      $62,731    $47,747    $44,355
                                   -------    -------    -------
Equity securities                  $   325    $   116    $   137
                                   -------    -------    -------


     Net Unrealized Gains. Net unrealized gains on fixed maturity and equity securities included in accumulated other comprehensive income at December 31 were as follows:

In millions                      1998        1997        1996
-----------                     -------     -------     -------
Gross unrealized gains          $ 3,811     $ 2,849     $ 1,763
Gross unrealized losses            (255)        (40)       (249)
DPAC and CIP fair value
  adjustments                    (1,083)     (1,062)       (598)
Deferred income taxes              (874)       (636)       (348)
Equity in Western National's
  net unrealized gains               --          58          59
                                -------     -------     -------
    Net unrealized gains
      on securities             $ 1,599     $ 1,169     $   627
                                -------     -------     -------

     Maturities. The contractual maturities of fixed maturity securities at December 31, 1998 were as follows:

                                        Amortized     Fair
In millions                                Cost      Value
-----------                             ---------   -------
Fixed maturity securities, excluding
  mortgage-backed securities, due
    In one year or less                  $ 1,299    $ 1,314
    In years two through five              9,648     10,094
    In years six through ten              17,908     18,822
    After ten years                       17,935     19,482
Mortgage-backed securities                12,422     13,019
                                         -------    -------
      Total fixed maturity securities    $59,212    $62,731
                                         -------    -------

     Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Corporate requirements and investment strategies may result in the sale of investments before maturity.

4.2 Mortgage Loans on Real Estate

     Diversification. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the company generally requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:

In millions                  1998         1997        1996
-----------                 -------     -------     -------
Geographic distribution
  Atlantic                  $ 1,728     $ 1,586     $ 1,393
  Central                       918         896         952
  Pacific and Mountain          756         844         967
  Allowance for losses          (34)        (54)        (84)
                            -------     -------     -------
    Total mortgage loans    $ 3,368     $ 3,272     $ 3,228
                            -------     -------     -------
Property type
  Retail                    $ 1,314     $ 1,099     $ 1,132
  Office                      1,080       1,128       1,082
  Industrial                    505         594         539
  Apartments                    312         363         352
  Other                         191         142         207
  Allowance for losses          (34)        (54)        (84)
                            -------     -------     -------
    Total mortgage loans    $ 3,368     $ 3,272     $ 3,228
                            -------     -------     -------

     Allowance. Activity in the allowance for mortgage loan losses was as follows:

In millions                1998     1997     1996
-----------                ----     ----     ----
Balance at January 1       $ 54     $ 84     $ 96
Provision for mortgage
  loan losses               (15)     (20)       2
Deductions                   (5)     (10)     (14)
                           ----     ----     ----
Balance at December 31     $ 34     $ 54     $ 84
                           ----     ----     ----

     Impaired Loans. Impaired mortgage loans on real estate were $28 million, $65 million, and $106 million at December 31, 1998, 1997, and 1996, respectively. Interest income related to impaired loans was $3 million, $4 million, and $9 million in 1998, 1997, and 1996, respectively.

4.3 Investment Income

     Investment income was as follows:

In millions                       1998      1997      1996
-----------                      ------    ------    ------
Fixed maturity securities        $4,513    $3,523    $3,274
Mortgage loans on real estate       326       319       339
Other                               307       265       260
                                 ------    ------    ------
  Gross investment income         5,146     4,107     3,873
                                 ------    ------    ------
Investment expense
  Real estate                        31        58        69
  Other                              20        29        31
                                 ------    ------    ------
    Investment expense               51        87       100
                                 ------    ------    ------
      Net investment income      $5,095    $4,020    $3,773
                                 ------    ------    ------

     The carrying amount of investments that produced no investment income during 1998 was less than 1% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the company's consolidated results of operations and financial position.

     Derivative financial instruments related to investment securities did not have a material effect on net investment income in 1998, 1997, or 1996.

4.4 Realized Investment Gains

     Realized investment gains (losses) were as follows:

In millions                       1998       1997       1996
-----------                       -----      -----      -----
Fixed maturity securities
  Gross gains                     $  64      $  57      $ 107
  Gross losses                     (137)       (70)      (107)
                                  -----      -----      -----
    Total fixed maturity
      securities                    (73)       (13)        --
                                  -----      -----      -----
Equity securities
  Gross gains                         8          5         53
  Gross losses                       --         (1)        (2)
                                  -----      -----      -----
    Total equity securities           8          4         51
                                  -----      -----      -----
Mortgage loans on real estate        16         26          5
Investment real estate               10         14          2
Other long-term investments          73         19          8
DPAC/CIP amortization
  and investment expense            (28)       (10)        (4)
                                  -----      -----      -----
    Realized investment gains     $   6      $  40      $  62
                                  -----      -----      -----

4.5 Cash Flows from Investing Activities

     Uses of cash for investment purchases were as follows:

In millions                    1998        1997         1996
-----------                   -------     -------     -------
Fixed maturity securities     $13,809     $10,489     $10,118
Other                             695         521         560
                              -------     -------     -------
  Total                       $14,504     $11,010     $10,678
                              -------     -------     -------

     Sources of cash from investment dispositions and repayments were as follows:

In millions                       1998       1997        1996
-----------                     -------     -------     -------
Fixed maturity securities
  Sales                         $ 7,535     $ 6,324     $ 6,007
  Calls and tenders               1,808       1,290         834
  Repayments of mortgage-
    backed securities             1,248         496         885
  Maturities                        613       1,038         621
Mortgage loans                      667         795         593
Equity securities                    41          87         167
Other                               243         260         173
                                -------     -------     -------
  Total                         $12,155     $10,290     $ 9,280
                                -------     -------     -------

                             5. Finance Receivables

5.1 Detail of Finance Receivables

     Finance receivables, which are reported net of unearned finance charges, at December 31 were as follows:

In millions                        1998        1997         1996
-----------                      -------      -------      -------
Real estate loans                $ 5,757      $ 4,155      $ 3,734
Other consumer loans               2,560        2,556        2,516
Retail sales finance               1,340        1,301        1,375
                                 -------      -------      -------
  Total finance receivables        9,657        8,012        7,625
  Allowance for losses              (382)        (373)        (395)
                                 -------      -------      -------
    Finance receivables, net     $ 9,275      $ 7,639      $ 7,230
                                 -------      -------      -------

5.2 Allowance for Finance Receivable Losses

     Activity in the allowance for finance receivable losses was as follows:

In millions                        1998       1997       1996
-----------                        -----      -----      -----
Balance at January 1               $ 373      $ 395      $ 492
Provision for finance
  receivable losses                  212        248        417
Charge offs, net of recoveries      (220)      (270)      (444)
Allowance related to
  acquired receivables                17         --         --
Reclassified to assets held
  for sale                            --         --        (70)
                                   -----      -----      -----
Balance at December 31             $ 382      $ 373      $ 395
                                   -----      -----      -----

5.3 Contractual Maturities and Collections

     Contractual maturities of finance receivables at December 31, 1998 were as follows:

                                                                      After
In millions     1999       2000       2001       2002       2003       2003
-----------    ------     ------     ------     ------     ------     ------
Maturities     $1,219     $1,421     $1,002     $  577     $  341     $5,097
               ------     ------     ------     ------     ------     ------


     Contractual maturities are not a forecast of future cash collections. A substantial portion of finance receivables may be renewed, converted, or repaid prior to maturity.

5.4 Cash Collections

     Cash collections of principal were as follows:

In millions                    1998        1997        1996
-----------                   ------      ------      ------
Real estate and consumer
  loans
    Cash collections          $3,122      $2,859      $2,653
    % of average balances         43%         46%         47%
Retail sales finance
    Cash collections          $1,653      $1,484      $1,777
    % of average balances        127%        117%         93%
                              ------      ------      ------

5.5 Geographic Concentration

     The geographic concentration of finance receivables at December 31 was as follows:

                                1998     1997     1996
                                ----     ----     ----
California                       15%      11%       9%
North Carolina                    8        9        9
Florida                           6        6        7
Ohio                              6        6        6
Illinois                          6        5        6
Indiana                           5        5        5
Other                            54       58       58
                                ---      ---      ---
  Total finance receivables     100%     100%     100%
                                ---      ---      ---

                                    6. Debt

6.1 Short-Term Debt and Credit Facilities

     Short-term debt consists primarily of commercial paper. The weighted-average interest rates on short-term borrowings at December 31 were as follows:

                     1998     1997     1996
                     ----     ----     ----
Corporate            5.3%     6.1%     5.9%
Consumer Finance     5.4      5.9      5.6
                     ---      ---      ---

     Unsecured bank credit facilities are used to support commercial paper borrowings. At December 31, 1998, American General and certain of its subsidiaries maintained unsecured committed credit facilities of $5.0 billion with a total of 49 domestic and foreign banks. Interest rates are based on a money market index, and annual commitment fees range from five to seven basis points. There were no borrowings under these facilities at December 31, 1998.

6.2 Long-Term Debt

     Long-term debt at December 31 was as follows:

In millions                      1998       1997       1996
-----------                     ------     ------     ------
Corporate
  6.3% - 9.7%, through 2025     $1,136     $1,341     $1,471
                                ------     ------     ------
Consumer Finance
  5.4% - 9.8%, through 2009     $5,177     $4,011     $4,499
                                ------     ------     ------

     Derivative financial instruments related to debt securities did not have a material effect on the weighted-average borrowing rate or reported interest expense in any of the three years ended December 31, 1998.

6.3 Long-Term Debt Maturities

     Scheduled maturities of long-term debt for each of the next five years at December 31, 1998 were as follows:

In millions           1999       2000       2001       2002       2003
-----------          ------     ------     ------     ------     ------
Corporate            $  100     $  350     $   --     $   --     $  100
Consumer Finance        571      1,290        948        565      1,043
                     ------     ------     ------     ------     ------

6.4 Interest Paid

     Interest paid was as follows:

In millions           1998     1997     1996
-----------           ----     ----     ----
Corporate             $186     $150     $162
Consumer Finance       493      485      497
                      ----     ----     ----

                  7. Deferred Policy Acquisition Costs (DPAC)

     Activity in DPAC was as follows:

In millions                         1998         1997         1996
-----------                        -------      -------      -------
Balance at January 1               $ 2,718      $ 2,954      $ 2,343
Deferrals                              880          631          604
Accretion of interest                  187          215          197
Consolidation of
        Western National               157           --           --
Amortization                          (706)        (659)        (626)
Effect of net unrealized gains
        (losses) on securities          41         (406)         460
Other                                  (24)         (17)         (24)
                                   -------      -------      -------
Balance at December 31             $ 3,253      $ 2,718      $ 2,954
                                   -------      -------      -------

                      8. Cost of Insurance Purchased (CIP)

     Activity in CIP was as follows:

In millions                        1998       1997       1996
-----------                        -----      -----      -----
Balance at January 1               $ 680      $ 755      $ 504
Additions from acquisitions          359         66        233
Accretion of interest                 88         74         76
Consolidation of
        Western National             125         --         --
Amortization                        (249)      (176)      (178)
Effect of net unrealized gains
        (losses) on securities       (62)       (55)       109
Other                                 15         16         11
                                   -----      -----      -----
Balance at December 31             $ 956      $ 680      $ 755
                                   -----      -----      -----

     CIP amortization, net of accretion, expected to be recorded in each of the next five years is $118 million, $108 million, $99 million, $90 million, and $81 million.

                                9. Income Taxes

9.1 Tax Expense

     Components of income tax expense were as follows:

In millions                 1998       1997     1996
-----------                 -----      -----     -----
Current
  Federal                   $ 458      $ 393     $ 403
  State                        14         16         8
                            -----      -----     -----
    Total current             472        409       411
Deferred                      (13)        38       (24)
                            -----      -----     -----
    Income tax expense*     $ 459      $ 447     $ 387
                            -----      -----     -----

* Excludes tax benefit of $54 million, $45 million, and $21 million, respectively, primarily related to preferred securities of subsidiaries.

     A reconciliation between the Federal income tax rate and the effective tax rate follows:

                           1998      1997      1996
                           ----      ----      ----
Federal income tax rate      35%       35%       35%
Tax-exempt investment
  income                     (2)       (2)       (2)
State taxes, net              1         1         1
Goodwill                      1         1         1
Merger-related costs         --         7        --
Other, net                   --        --         1
                           ----      ----      ----
  Effective tax rate         35%       42%       36%
                           ----      ----      ----

9.2 Deferred Tax Liabilities

     Components of deferred tax liabilities and assets, included in income tax liabilities on the consolidated balance sheet, at December 31 were as follows:

In millions                        1998         1997         1996
-----------                       -------      -------      -------
Deferred tax liabilities,
  applicable to
    Basis differential of
      investments                 $ 1,303      $   987      $   514
    DPAC and CIP                    1,025          795          984
    Prepaid pension expense            96           87           81
    Other                             455          543          530
                                  -------      -------      -------
      Total deferred tax
        liabilities                 2,879        2,412        2,109
                                  -------      -------      -------
Deferred tax assets,
  applicable to
    Policy reserves                  (717)        (541)        (542)
    Litigation settlements           (129)          --           --
    Finance receivables               (84)         (93)        (183)
    Other                            (427)        (498)        (338)
                                  -------      -------      -------
    Gross deferred tax assets      (1,357)      (1,132)      (1,063)
    Valuation allowance                69           68           46
                                  -------      -------      -------
      Total deferred tax
        assets, net                (1,288)      (1,064)      (1,017)
                                  -------      -------      -------
        Net deferred tax
          liabilities             $ 1,591      $ 1,348      $ 1,092
                                  -------      -------      -------

     The deferred tax asset valuation allowances at December 31, 1998, 1997, and 1996 were related to operating loss carryovers not expected to be utilized. At December 31, 1998, the company had operating loss carryovers for Federal income tax purposes of approximately $114 million, which are available to offset future taxable income through 2012. The operating loss carryovers are predominantly associated with recent acquisitions and, therefore, their use is subject to separate return year limitations.

     A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $907 million at December 31, 1998. At current corporate income tax rates, the maximum amount of tax on such income is approximately $317 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

9.3 Taxes Paid

     Income taxes paid were as follows:

In millions  1998     1997     1996
-----------  ----     ----     ----
Federal      $361     $419     $364
State          17        9       10
             ----     ----     ----

9.4 Tax Return Examinations

     American General and the majority of its subsidiaries file a consolidated Federal income tax return. The Internal Revenue Service (IRS) has completed examinations of the company's tax returns through 1988 and has raised certain issues related to 1987 and 1988 that the company is currently contesting in the United States Tax Court. The IRS is currently examining the company's tax returns for 1989 through 1996. Although the final outcome of any issues raised is uncertain, the company believes that the ultimate liability, including interest, will not exceed amounts recorded in the consolidated financial statements.

                               10. Benefit Plans

10.1 Pension Plans

     The company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

     At December 31, 1998, 66% of the plans' assets were invested in equity securities and 32% were invested in fixed income mutual funds managed by a subsidiary of the company. Additionally, 1% of plan assets were invested in general investment accounts of the company's subsidiaries through deposit administration insurance contracts. The benefit plans have purchased annuity contracts from American General subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to retirees of approximately $52 million.

     The components of pension expense and underlying assumptions were as follows:

In millions                        1998      1997       1996
-----------                       -----      -----      -----
Service cost (benefits earned)    $  20      $  18      $  22
Interest cost                        50         46         46
Expected return on
  plan assets                       (95)       (85)       (71)
Amortization                         --          2         (1)
                                  -----      -----      -----
    Pension expense (income)      $ (25)     $ (19)     $  (4)
                                  -----      -----      -----
Discount rate on benefit
  obligation                       7.00%      7.25%      7.50%
Rate of increase in
  compensation levels              4.25%      4.00%      4.00%
Expected long-term rate
  of return on plan assets        10.25%     10.00%     10.00%
                                  -----      -----      -----

     The company's funding policy is to contribute annually no more than the maximum deductible for Federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

In millions                       1998         1997         1996
-----------                      -------      -------      -------
Projected benefit
  obligation (PBO)               $   750      $   667      $   662
Plan assets at fair value          1,280        1,175          976
                                 -------      -------      -------
Plan assets at fair value in
  excess of PBO                      530          508          314
Other unrecognized
  items, net                        (269)        (274)        (139)
                                 -------      -------      -------
    Prepaid pension expense      $   261      $   234      $   175
                                 -------      -------      -------

10.2 Postretirement Benefits Other Than Pensions

     The company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The company has reserved the right to change or eliminate these benefits at any time.

     The life plans are insured through December 31, 1999. The majority of the retiree medical and dental plans is unfunded and self-insured. The accrued liability for postretirement benefits was $175 million, $169 million, and $149 million at year-end 1998, 1997, and 1996, respectively. These liabilities were discounted at the same rates used for the pension plans. Postretirement benefit expense was $7 million in 1998 and $8 million in 1997 and 1996.


                               11. Capital Stock

11.1 Classes of Capital Stock

     American General has two classes of capital stock: preferred stock ($1.50 par value, 60 million shares authorized) that may be issued in series with rights to be determined by the board of directors and common stock ($.50 par value, 800 million shares authorized). The only series of preferred stock outstanding is the 7% Convertible Preferred Stock. At December 31, 1998, approximately 14.4 million shares of common stock were reserved for issuance, related to the conversion of convertible preferred securities and preferred stock and the exercise of stock options.

11.2 Convertible Preferred Stock

     American General has 2.3 million shares of 7% Convertible Preferred Stock outstanding. Holders are entitled to receive annual cumulative dividends of 7% and have the right to vote, together with holders of American General common stock, on the basis of four-fifths of one vote for each share of preferred stock.

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

11.3 Common Stock Activity

     Common stock activity was as follows:

In thousands                         1998          1997          1996
------------                       --------      --------      --------
Shares issued
  Balance at beginning of year      259,135       283,739       283,734
  Issuance for acquisition           10,163            --            --
  Retirement of USLIFE
    treasury shares                      --       (24,650)           --
  Conversion of convertible
    preferred stock                      --            46             5
                                   --------      --------      --------
  Balance at end of year            269,298       259,135       283,739
                                   --------      --------      --------
Treasury shares
  Balance at beginning of year      (15,929)      (42,568)      (41,630)
  Share repurchases                  (2,971)       (9,946)       (5,273)
  Issuance for acquisitions              --         9,462         3,740
  Retirement of USLIFE
    treasury shares                      --        24,650            --
  Issuance under employee
    benefit plans and other           1,406         2,473           595
                                   --------      --------      --------
  Balance at end of year            (17,494)      (15,929)      (42,568)
                                   --------      --------      --------
Outstanding at end of year          251,804       243,206       241,171
                                   --------      --------      --------

11.4 Preferred Share Purchase Rights

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

                         12. Stock and Incentive Plans

12.1 Stock Options

     Stock option activity was as follows:

                                1998                   1997                   1996
                        --------------------    -------------------    -------------------
                                    Average                Average                Average
                                    Exercise               Exercise               Exercise
Shares in thousands     Shares       Price      Shares      Price      Shares      Price
-------------------     ------      --------    ------     --------    ------     --------
Balance at January 1      3,637      $34.48      4,498      $26.14      4,093      $24.11
Granted                   2,519       59.81      1,496       43.68      1,115       33.85
Granted for
        acquisition       1,384       24.78         --          --         --          --
Exercised                (1,494)      25.63     (2,170)      23.13       (503)      24.12
Forfeited/expired          (285)      48.70       (187)      39.05       (207)      32.67
                         ------      ------     ------      ------     ------      ------
Balance at
        December 31       5,761      $44.82      3,637      $34.48      4,498      $26.14
                         ------      ------     ------      ------     ------      ------
Exercisable at
        December 31       2,517      $31.36      2,028      $29.13      3,116      $23.98
                         ------      ------     ------      ------     ------      ------

     Options may not be exercised within at least six months of, nor after 10 years from, the date of grant. Information about options outstanding at December 31, 1998 was as follows:

                           Outstanding                 Exercisable
                  -------------------------------  -------------------
                             Average     Average              Average
    Range of      Shares    Remaining   Exercise   Shares     Exercise
Exercise Prices   (000's)     Life        Price    (000's)     Price
---------------   ------    ---------   ---------  -------   ---------
$15.38-$19.99        27         2       $   18.26     27     $   18.26
 20.00- 29.99     1,071         5           23.66  1,063         23.61
 30.00- 39.99     1,029         7           33.94    871         33.60
 40.00- 49.99     1,203         8           43.46    546         43.15
 50.00- 59.99     2,303         9           59.25     10         50.17
 60.00- 69.47       128        10           67.92     --            --
-------------     -----       ---       ---------  -----     ---------
   Total          5,761         8       $   44.82  2,517     $   31.36
-------------     -----       ---       ---------  -----     ---------

12.2 Shares Available

     Shares available for issuance under American General's stock and incentive plans at December 31, 1998, 1997, and 1996 totaled 6.2 million, 8.8 million, and
5.7 million, respectively.

12.3 Pro Forma Disclosures

     Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the date of grant and recognized over the options' vesting period. Had compensation expense been determined using this method, net income and net income per share would have been as follows:

In millions,
except per share data            1998        1997        1996
---------------------           -------     -------     -------
Net income
        As reported             $   764     $   542     $   653
        Pro forma                   753         536         650
                                -------     -------     -------
Net income per share
        Basic
                As reported     $  3.02     $  2.21     $  2.67
                Pro forma          2.97        2.19        2.66
        Diluted
                As reported        2.96        2.19        2.63
                Pro forma          2.92        2.17        2.62
                                -------     -------     -------

     Since the alternative accounting method has been applied only to options granted beginning in 1995 and expense is recognized over the vesting period, the pro forma results above may not be indicative of future years' pro forma results.

     The average fair values of the options granted during 1998, 1997, and 1996 were $15.27, $10.41, and $6.79, respectively. The fair value of each option was estimated at the date of grant using a Black-Scholes option pricing model. The assumptions used to estimate the fair value of the stock options were as follows:

                           1998      1997      1996
                          -------   -------   -------
Dividend yield               2.5%      3.0%      4.0%
Expected volatility         23.0%     22.0%     22.3%
Risk-free interest rate      5.7%      6.4%      6.2%
Expected life             6 years   6 years   6 years
                          -------   -------   -------

                             13. Redeemable Equity

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

     Information about the preferred securities and the assets held by the issuing subsidiaries at December 31, 1998 was as follows:

                                              American          American          American            American          American
                                              General           General            General             General           General
                                           Institutional      Institutional        Capital,            Capital,         Delaware,
In millions, except share data               Capital B          Capital A           L.L.C.              L.L.C.            L.L.C.
------------------------------             -------------      -------------       ----------         -----------      -------------
Preferred securities
        Securities issued and outstanding       500,000            500,000         8,600,000          11,500,000          5,000,000
        Par value                            $      500         $      500        $      215         $       287      $         250
        Dividends paid                       $       41         $       38        $       17         $        24      $          15
        Date issued                             3/14/97            12/4/96           8/29/95              6/5/95             6/1/95
        Earliest/mandatory redemption dates   2046/2046          2045/2045         2000/2025(a)        2000/2025(a)    2003(b)/2025
                                             ----------         ----------        ----------         -----------      -------------
Assets of issuing subsidiary
        Subordinated Debentures
                Principal                    $      516         $      516        $      269         $       360      $         313
                Interest rate                     8.125%              7.57%            8.125%               8.45%                 6%
                Mandatory redemption date          2046               2045              2025(a)             2025(a)            2025
        U.S. Treasury bonds                          --                 --        $        3         $         4      $           4
                                             ----------         ----------        ----------         -----------      -------------

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

                    14. Fair Value of Financial Instruments

     Carrying amounts and fair values for certain of the company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of the company's assets and liabilities and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                       1998                     1997                    1996
                                                 -------------------     -------------------     -------------------
                                                  Fair      Carrying      Fair      Carrying      Fair      Carrying
In millions                                       Value      Amount       Value      Amount       Value      Amount
-----------                                      -------    --------     -------    --------     -------    --------
Assets
        Fixed maturity and equity securities     $63,056     $63,056     $47,863     $47,863     $44,492     $44,492
        Mortgage loans on real estate              3,501       3,368       3,399       3,272       3,290       3,228
        Policy loans                               2,448       2,329       2,196       2,156       1,986       2,011
        Finance receivables, net                   9,275       9,275       7,639       7,639       7,230       7,230

Liabilities
        Insurance investment contracts            39,959      40,670      27,623      28,139      26,876      28,331
        Short-term debt                            5,293       5,293       3,830       3,830       3,762       3,762
        Long-term debt
                Corporate                          1,222       1,136       1,407       1,341       1,538       1,471
                Consumer Finance                   5,342       5,177       4,117       4,011       4,608       4,499
                                                 -------     -------     -------     -------     -------     -------

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

     Finance Receivables, Net. Fair value of finance receivables, which approximated carrying amount, was estimated using projected cash flows, discounted at the weighted-average rates currently being offered for similar finance receivables. This fair value does not reflect the value of the underlying customer relationships or the related distribution system.

     Insurance Investment Contracts. Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

     Debt. Fair value of short-term debt approximated the carrying amount. Fair value of long-term debt was estimated using cash flows discounted at current borrowing rates. Had the company elected to terminate its interest rate swap and treasury rate lock agreements related to debt at December 31, 1998, 1997, and 1996, it would have paid $61 million, $30 million, and $30 million, respectively. These fair values were estimated using cash flows discounted at current market rates.

                      15. Derivative Financial Instruments

15.1 Interest Rate and Currency Swap Agreements

     Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

In millions                                      1998         1997         1996
-----------                                     -------      -------      -------
Interest rate swap agreements
        to receive fixed rate
                Notional amount                 $   474      $   169      $    54
                Average receive rate               6.24%        6.95%        7.00%
                Average pay rate                   5.48         6.39         5.91
Interest rate swap agreements
        to pay fixed rate
                Notional amount                 $    55      $    15      $    60
                Average receive rate               6.73%        6.74%        6.19%
                Average pay rate                   6.88         6.48         6.42
                                                -------      -------      -------
Currency swap agreements
        (receive U.S. $/pay Canadian $)
                Notional amount (in U.S. $)     $   124      $   139      $    99
                Average exchange rate              1.50         1.50         1.57
                                                -------      -------      -------

     Interest rate swap agreements related to debt at December 31 were as follows:

In millions                        1998         1997         1996
-----------                       -------      -------      -------
Interest rate swap agreements
  to pay fixed rate
    Corporate
      Notional amount             $   400      $   400           --
      Average receive rate           4.90%        5.72%          --
      Average pay rate               6.15         6.15           --
    Consumer Finance
      Notional amount             $   935      $   940      $   540
      Average receive rate           4.57%        5.69%        5.92%
      Average pay rate               6.94         7.39         8.05
                                  -------      -------      -------

     Deferred settlement costs related to the termination of interest rate swaps in conjunction with anticipated debt issuances were $9 million, $10 million, and $12 million at December 31, 1998, 1997, and 1996, respectively.

15.2 Treasury Rate Lock Agreements

     Treasury rate lock agreements with a notional amount of $390 million were entered into during 1997 and were settled in 1998. Related settlement costs were deferred and are being recognized as an increase to interest expense over the terms of the related debt. At December 31, 1998, the remaining deferred costs were $17 million.

     During 1998, the company entered into a treasury rate lock agreement with a notional amount of $123 million, which settled in February 1999. The company's exposure to losses associated with market risk was immaterial at December 31, 1998 and the settlement date.

15.3 Swaptions

     Swaptions at December 31 were as follows:

In millions                        1998           1997          1996
-----------                     ---------      ---------      ---------
Call swaptions
        Notional amount         $   3,875      $   3,000             --
        Average strike rate          4.07%          4.79%            --
Put swaptions
        Notional amount         $   4,200             --             --
        Average strike rate          8.33%            --             --
                                ---------      ---------      ---------

The swaptions outstanding at December 31, 1998 expire by 2000. Should the strike rates remain below market rates for call swaptions and above market rates for put swaptions, the swaptions will expire, and the company's exposure would be limited to the premiums paid. These premiums were immaterial.

15.4 Credit and Market Risk

     Derivative financial instruments expose the company to credit risk in the event of nonperformance by counterparties. The company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings.

     The company does not expect any counterparty to fail to meet its obligation; however, nonperformance would not have a material impact on the company's consolidated results of operations and financial position. The company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                            16. Statutory Accounting

     State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity of insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by American General's insurance subsidiaries did not have a material effect on their statutory equity at December 31, 1998.

     Statutory accounting practices differ from GAAP. Significant differences for American General's insurance subsidiaries were as follows:

In millions                      1998          1997          1996
-----------                    --------      --------      --------
Statutory net income           $    760      $    791      $    688
Change in DPAC and CIP              213           112           110
Investment valuation
        differences                  87            23            62
Policy reserve adjustments          (33)          (21)          (42)
Litigation settlements             (191)           --            --
Other, net                          (31)            8           (37)
                               --------      --------      --------
        GAAP net income        $    805      $    913      $    781
                               --------      --------      --------
Statutory equity               $  3,857      $  3,240      $  2,927
Asset valuation reserve             664           452           562
Investment valuation
        differences*              3,450         2,640         1,258
DPAC and CIP                      4,198         3,388         3,698
Goodwill                          1,275           376           292
Policy reserve adjustments          180           574           409
Deferred income taxes            (1,582)       (1,372)       (1,133)
Other, net                           72           114           231
                               --------      --------      --------
        GAAP equity            $ 12,114      $  9,412      $  8,244
                               --------      --------      --------

*Primarily GAAP unrealized gains on securities.

                       17. Restrictions and Contingencies

17.1 Subsidiary Dividend Restrictions

     American General's insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. Certain non-insurance subsidiaries are similarly restricted in the payment of dividends by long-term debt agreements. The amount of dividends available to American General from subsidiaries during 1999 not limited by such restrictions is approximately $1.1 billion.

17.2 Legal Proceedings

     In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. Certain of American General's subsidiaries are defendants in similar purported class action lawsuits. On December 16, 1998, American General announced that certain of its life insurance subsidiaries had entered into agreements to resolve substantially all of the material pending market conduct class action lawsuits. The settlements are not final until approved by the courts and any appeals are resolved. If court approvals are obtained and appeals are not taken, it is expected the settlements will be final in third quarter 1999.

     In conjunction with the proposed settlements, the company recorded a charge of $378 million ($246 million aftertax) in fourth quarter 1998. The charge covers the cost of additional policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

     The company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama and Mississippi, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama and Mississippi continues to create the potential for an unpredictable judgment in any given suit.

                            18. Division Operations

18.1 Nature of Operations

     The company manages its business operations through three divisions, which are based on products and services offered.

     Retirement Services. The Retirement Services division provides tax-deferred retirement annuities and employer-sponsored retirement plans marketed nationwide through exclusive sales representatives to employees of educational, health care, public sector, and other not-for-profit organizations. The division also offers non-qualified annuities sold through a nationwide distribution network that includes banks and other financial institutions, as well as specialty brokers, general agents, and direct marketers.

     Life Insurance. The Life Insurance division provides traditional and interest-sensitive life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments. The division reaches customers through independent and career agents, as well as producer groups, independent marketing organizations, independent broker-dealers, financial planners, and brokerage houses.

     Consumer Finance. The Consumer Finance division provides a variety of consumer finance products, including home equity and consumer loans and retail sales financing, marketed through a nationwide network of branch offices.

18.2 Division Results

     Results of each division include earnings from its business operations and earnings on that amount of equity considered necessary to support its business, excluding goodwill amortization, net realized investment gains, and non-recurring items. Corporate operations include the cost of corporate borrowings, earnings on corporate assets, and the net equity (minority interest) in equity investments. Division earnings information was as follows:


                                          Revenues                          Income before Taxes
                              -------------------------------     ---------------------------------------
In millions                    1998         1997        1996       1998            1997            1996
-----------                   -------     -------     -------     -------         -------         -------
Retirement Services           $ 3,095     $ 1,836     $ 1,742     $   699         $   375         $   341
Life Insurance                  5,506       5,314       5,088       1,021             906             839
Consumer Finance                1,609       1,523       1,726         312             255             209
                              -------     -------     -------     -------         -------         -------
 Total divisions               10,210       8,673       8,556       2,032           1,536           1,389
                              -------     -------     -------     -------         -------         -------
Corporate operations               35         214          96        (227)            (44)           (134)
Goodwill amortization              --          --          --         (45)            (24)            (22)
Realized investment gains           6          40          62           6              40              62
Non-recurring items                --          --          --        (443)(a)        (435)(b)        (215)(c)
                              -------     -------     -------     -------         -------         -------
 Total consolidated           $10,251     $ 8,927     $ 8,714     $ 1,323         $ 1,073         $ 1,080
                              -------     -------     -------     -------         -------         -------

                                          Earnings
                             -------------------------------------
In millions                   1998           1997           1996
-----------                  -------       -------         -------
Retirement Services          $   466       $   246         $   225
Life Insurance                   674           589             547
Consumer Finance                 201           165             137
                             -------       -------         -------
 Total divisions               1,341         1,000             909
                             -------       -------         -------
Corporate operations            (248)         (108)           (131)
Goodwill amortization            (45)          (24)            (22)
Realized investment gains          4            27              40
Non-recurring items             (288)(a)      (353)(b)        (143)(c)
                             -------       -------         -------
 Total consolidated          $   764       $   542         $   653
                             -------       -------         -------

(a) Includes $378 million pretax ($246 million aftertax) litigation settlements and $65 million pretax ($42 million aftertax) Year 2000 costs.

(b) Includes $272 million pretax ($247 million aftertax) merger-related costs, $113 million pretax ($73 million aftertax) loss on sale of non-strategic assets, and $50 million pretax ($33 million aftertax) litigation settlement.

(c) Includes $165 million pretax ($111 million aftertax) loss on sale of non-strategic assets and $50 million pretax ($32 million aftertax) write-down of USLIFE group business.

     Division balance sheet information was as follows:

                                       Assets                              Liabilities
                        ----------------------------------     ----------------------------------
In millions               1998         1997         1996         1998         1997         1996
-----------             --------     --------     --------     --------     --------     --------
Retirement Services     $ 56,733     $ 34,980     $ 30,256     $ 52,779     $ 33,133     $ 28,649
Life Insurance            35,656       34,428       32,447       29,166       28,099       26,879
Consumer Finance          10,867        8,977        9,169        9,640        7,976        8,239
                        --------     --------     --------     --------     --------     --------
 Total divisions         103,256       78,385       71,872       91,585       69,208       63,767
                        --------     --------     --------     --------     --------     --------
Corporate                  1,851        2,235        2,262        2,923        2,103        2,296
                        --------     --------     --------     --------     --------     --------
 Total consolidated     $105,107     $ 80,620     $ 74,134     $ 94,508     $ 71,311     $ 66,063
                        --------     --------     --------     --------     --------     --------

19. Earnings Per Share

     The calculation of basic and diluted earnings per share was as follows:

In millions, except share data                                 1998               1997                1996
------------------------------                             -------------      -------------      -------------
Net income                                                 $         764      $         542      $         653
Net dividends on convertible preferred stock                          (6)                (6)                (5)
                                                           -------------      -------------      -------------
Earnings available to common shareholders(a)                         758                536                648
Net dividends on dilutive securities
        Convertible preferred securities of subsidiary                11                 11                 11
        Convertible preferred stock                                    6                 --                  5
                Earnings available to common               -------------      -------------      -------------
                shareholders assuming dilution(b)          $         775      $         547      $         664
                                                           -------------      -------------      -------------
Average shares outstanding(a)                                251,395,799        242,068,777        242,853,420
Dilutive securities
        Convertible preferred securities of subsidiary         6,144,016          6,144,016          6,144,016
        Convertible preferred stock(c)                         2,317,701                 --          2,019,766
        Stock options                                          1,604,122          1,018,318            912,275
                Average shares outstanding                 -------------      -------------      -------------
                assuming dilution(b)                         261,461,638        249,231,111        251,929,477
                                                           -------------      -------------      -------------
Net income per share
        Basic                                              $        3.02      $        2.21      $        2.67
        Diluted                                                     2.96               2.19               2.63
                                                           -------------      -------------      -------------

(a) Used to compute basic earnings per share.

(b) Used to compute diluted earnings per share.

(c) Excludes 2,344,320 shares in 1997 due to antidilution.

                         20. Quarterly Data (Unaudited)

Selected quarterly financial data was as follows:

                                                      1998                                            1997
                                ----------------------------------------------     -------------------------------------------
In millions,
except per share data             4th            3rd         2nd         1st         4th         3rd         2nd         1st
---------------------           -------        -------     -------     -------     -------     -------     -------     -------
Premiums and other
 considerations                 $   920        $   916     $   891     $   878     $   890     $   839     $   832     $   801
Net investment income             1,305          1,284       1,280       1,226       1,037       1,010       1,002         971
Total revenues                    2,627          2,589       2,556       2,479       2,324       2,235       2,226       2,142
Insurance and annuity
 benefits                         1,312          1,337       1,286       1,224       1,135       1,074       1,083       1,040
Operating costs and
 expenses                           442            382         385         382         383         353         344         343
Total benefits and expenses       2,600(a)       2,173       2,104       2,051       1,940       1,851       2,272(b)    1,791
Net income (loss)                     1(a)         255         264         244         230         226        (124)(b)     210
                                -------        -------     -------     -------     -------     -------     -------     -------
Per common share
 Net income (loss)
  Basic                         $   .00        $  1.00     $  1.03     $   .98     $   .94     $   .92     $  (.52)    $   .87
  Diluted                           .00(a)         .98        1.01         .96         .92         .91        (.52)(b)     .85
 Dividends paid                    .375           .375        .375        .375         .35         .35         .35         .35
 Market price
 High                                79       75 11/16      71 5/8    64 15/16      56 1/4      54 3/4      49 5/8      44 5/8
 Low                            52 9/16         59 7/8     63 1/16     52 5/16     46 9/16    46 13/16      36 1/2      39 3/8
 Close                               78         63 7/8     71 3/16    64 11/16     54 1/16      51 7/8      47 3/4      40 3/4
                                -------        -------     -------     -------     -------     -------     -------     -------

                                                       1996
In millions,                   ----------------------------------------------------
except per share data             4th           3rd            2nd            1st
---------------------          -------        -------        -------        -------
Premiums and other
 considerations                $   820        $   820        $   824        $   780
Net investment income              961            943            945            924
Total revenues                   2,190          2,197          2,180          2,147
Insurance and annuity
 benefits                        1,057          1,052          1,057          1,052
Operating costs and
 expenses                          359            343            355            326
Total benefits and expenses      2,028(c)       1,863(d)       1,911(e)       1,832
Net income (loss)                   95(c)         199(d)         163(e)         196
                               -------        -------        -------        -------
Per common share
 Net income (loss)
  Basic                        $   .39        $   .81        $   .66        $   .80
  Diluted                          .39(c)         .80(d)         .65(e)         .79
 Dividends paid                   .325           .325           .325           .325
 Market price
 High                           41 3/4        38  3/4        37  5/8         37 7/8
 Low                            35 3/4        34             32  7/8         33 1/4
 Close                          40 7/8        37  3/4        36  3/8         34 1/2
                               -------        -------        -------        -------

(a) Includes $378 million pretax ($246 million aftertax or $.98 per share) litigation settlements.

(b) Includes $272 million pretax ($247 million aftertax or $1.02 per share) merger-related costs, $113 million pretax ($73 million aftertax or $.30 per share) loss on sale of non-strategic assets, and $50 million pretax ($33 million aftertax or $.14 per share) litigation settlement.

(c) Includes $145 million pretax ($93 million aftertax or $.39 per share) loss on sale of non-strategic assets.

(d) Includes $20 million pretax ($18 million aftertax or $.07 per share) loss on sale of non-strategic assets.

(e) Includes $50 million pretax ($32 million aftertax or $.13 per share) write-down of USLIFE group business.

REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

To The Board of Directors and Shareholders American General Corporation

     We have audited the accompanying consolidated balance sheets of American General Corporation and subsidiaries as of December 31, 1998, 1997, and 1996, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Corporation and subsidiaries as of December 31, 1998, 1997, and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ EARNST & YOUNG LLP


Houston, Texas
February 22, 1999