Form 10-K405, Exhibit 13
period 1999-12-31
AMERICAN GENERAL CORP /TX/
filed 2000-03-21
CIK 5103

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three years ended December 31, 1999
In millions

     Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page 36.

                              Operations in Profile

                            SUMMARY INCOME STATEMENT

                                1999       1998      1997
                               -------    ------    -------
Retirement Services            $   564    $  466    $   246
Life Insurance                     721       674        589
Consumer Finance                   226       201        165
                               -------    ------    -------

Business division earnings       1,511     1,341      1,000
Corporate capital costs           (228)     (216)      (191)
Corporate income (expense)         (56)      (32)        83
Goodwill amortization              (48)      (45)       (24)
                               -------    ------    -------

OPERATING EARNINGS               1,179     1,048        868
Realized investment gains          (12)        4         27
Non-recurring items*               (36)     (288)      (353)
                               -------    ------    -------
Net income                     $ 1,131    $  764    $   542
                               =======    ======    =======

* Includes litigation settlements, merger-related costs, loss on sale of non-strategic assets, and certain Y2K costs.


[Bar Graph]


                          OPERATING EARNINGS PER SHARE

                              Year      $ per share
                              ----      -----------
                              1997         3.49
                              1998         4.05
                              1999         4.59


[Bar Graph]


                                     ASSETS*

                              Year      $ in billions
                              ----      -------------
                              1997           78.8
                              1998          102.7
                              1999          116.9


*    Excludes fair value adjustment.


[Pie Chart]


                          BUSINESS DIVISION EARNINGS

                         Retirement Services      37%
                         Consumer Finance         15%
                         Life Insurance           48%


[Pie Chart]


                          BUSINESS DIVISION ASSETS

                         Retirement Services      57%
                         Consumer Finance         11%
                         Life Insurance           32%

     Overview. American General Corporation (American General) and its subsidiaries (collectively, the company or we) is a diversified financial services organization with assets in excess of $115 billion and market capitalization of $19.6 billion at December 31, 1999. We are a leading provider of retirement services, life insurance, consumer loans, and investments to 12 million customers.

     We have grown through both internal expansion and acquisitions. During the last five years, we acquired eight companies with assets of $34 billion for total consideration of nearly $6 billion. Our financial highlights for the three years ended December 31, 1999 were as follows:

                               1999       1998     1997
                               ----       ----     ----
Revenues and deposits        $  21,022  $ 18,461  $13,973
Earnings
  Operating earnings             1,179     1,048      868
  Net income                     1,131       764      542
Earnings per share
  Operating earnings              4.59      4.05     3.49
  Net income                      4.40      2.96     2.19
Assets*                        116,873   102,671   78,838
Shareholders' equity*
  Total                          7,724     7,296    6,429
  Per share                      30.86     28.71    26.30
Operating return on equity*       16.0%     15.4%    13.6%

*Excludes fair value adjustment under SFAS 115.

     Reporting Structure. We manage our business operations through three divisions - retirement services, life insurance, and consumer finance - based on products and services offered. Results of each business division include earnings from its business operations and earnings on the amount of equity we consider necessary to support its business.

     Corporate operations include corporate capital costs and other income or expenses not allocated to the business divisions. Corporate capital costs consist of aftertax interest on corporate debt and dividends on preferred securities. Corporate income (expense) includes corporate management costs, advertising costs for our national branding program started in late 1998, and earnings on assets not allocated to the business divisions. Goodwill amortization, net realized investment gains, and non-recurring items are also excluded from division results, consistent with the manner in which we review and evaluate the divisions.

Management's Discussion and Analysis
In millions

                               RETIREMENT SERVICES

                         Retirement Services Highlights

                            SUMMARY INCOME STATEMENT

                                1999       1998      1997
                               -------    ------     -----
Fixed margin                   $   993    $  812     $ 420
Variable margin                    221       161       113
                               -------    ------     -----
Total margin                     1,214       973       533
Operating expenses                 332       247       160
Other, net*                         27        27        (2)
                               -------    ------     -----
Pretax earnings                    855       699       375
Income taxes                       291       233       129
                               -------    ------     -----
Division earnings              $   564    $  466     $ 246
                               -------    ------     -----

*    Primarily commissions and change in DPAC/CIP.

[Bar Graph]

                                    EARNINGS

                              Year      $ in millions
                              ----      -------------
                              1997          246
                              1998          466
                              1999          564

[Bar Graph]

                                     ASSETS*

                                              $ in billions
                                          General        Separate
                              Year        account        account
                              ----        -------        -------
                              1997         23.9           10.6
                              1998         40.9           14.8
                              1999         44.1           21.6


*     Excludes fair value adjustment.

[Bar Graph]

                                  TOTAL MARGIN

                                             $ in millions
                              Year        Fixed          Variable
                              ----        -----          --------
                              1997         420             113
                              1998         812             161
                              1999         993             221

[Bar Graph]

                                    DEPOSITS

                                             $ in billions
                              Year        Fixed          Variable
                              ----        -----          --------
                              1997        1.6              1.8
                              1998        3.9              2.5
                              1999        5.0              3.0

     Our retirement services division is a leading provider of retirement products and services, and ranks as the nation's third-largest writer of annuities. We market our products through two major distribution systems. Our 1,560 financial advisors sell tax-qualified annuities and mutual funds to employees of educational, health care, and government entities, and other not-for-profit organizations. We also market non-qualified annuities through 30,000 representatives at 250 banks and other financial institutions.

     We classify our annuity receipts as fixed or variable depending on the investment option selected by the customer. When a fixed option is selected, the deposits we receive are invested in our general account investment portfolio and a liability representing our commitment to the policyholder is established. We earn investment income on these invested assets and credit interest to the policyholder liability accounts. The difference between the income earned and the interest credited is our fixed margin.

     A key feature of variable annuities is that the investment risk lies predominantly with the policyholder, rather than with the company. When a variable investment option is selected, deposits are invested in a related mutual fund in accordance with the policyholder's instructions and recorded as separate account assets. To reflect the policyholder's right to these assets, an equivalent separate account liability is established. Separate account amounts fluctuate as a result of policyholder deposits, surrenders and withdrawals, and changes in the market value of the underlying investments. Our earnings from separate accounts, resulting from mortality and expense charges and asset management fees, is our variable margin.

     Acquisitions. In 1998, we completed the acquisition of Western National (subsequently renamed American General Annuity) and acquired a block of individual annuity business. These acquisitions increased invested assets by $14 billion.

     Earnings. Retirement services earnings are a function of the level of our managed assets, fixed and variable margin, and operating expenses. Division earnings increased 21% to $564 million in 1999. The increase resulted from growth in managed assets and higher margins, which more than offset higher operating expenses. The 1998 earnings increase of 90% reflects both internal growth and the acquisition of American General Annuity.

     Assets and Deposits. Investments and separate account assets, excluding the 1998 acquisitions, grew 19% in 1999 and 17% in 1998, contributing to an increase in our fixed and variable margins. Assets and deposits were as follows:

                                1999      1998     1997
                              --------  --------  -------
Assets
  Investments*                $ 40,930  $ 37,887  $22,563
  Separate accounts             21,594    14,794   10,564
Deposits
  Fixed                          5,024     3,909    1,592
  Variable                       2,969     2,451    1,795
Surrender ratios
  Fixed                           7.85%     7.15%    7.62%
  Variable                        4.55      4.20     3.68

*    Excludes fair value adjustment under SFAS 115.

     Customer deposits reached $8.0 billion in 1999, compared to $6.4 billion in 1998 and $3.4 billion in 1997. The 29% growth in fixed deposits in 1999 resulted from exceptionally strong sales of fixed annuities through banks. This growth reflects new and strengthened relationships with banks and our unique proprietary annuity strategy, through which we customize our annuity products to meet the specific needs of each bank. The 21% growth of variable deposits in 1999 and the 37% growth in 1998 was due to the popularity of variable investment options resulting from strong stock market performance.

     Changes in the surrender ratios reflect increased competition and lower interest crediting rates during the last two years.

     Fixed Margin. Fixed margin, the difference between net investment income on general account investments and interest credited to policyholders' fixed accounts, increased 22% in 1999. Fixed investment spread measures this difference in terms of interest rates. Net investment income and the components of fixed investment spread were as follows:

                                  1999         1998         1997
                               ---------    ---------    ---------
Net investment income          $   2,972    $   2,753    $   1,706
                               ---------    ---------    ---------
Investment yield                    7.72%        7.96%        7.91%
Average crediting rate              5.35         5.87         6.16
                               ---------    ---------    ---------
  Fixed investment spread           2.37%        2.09%        1.75%
                               ---------    ---------    ---------

     The $181 million increase in 1999 fixed margin was the result of the $219 million increase in net investment income, which more than offset higher interest credited to policyholders. Net investment income increased 8% due to the 11% growth in average invested assets, partially offset by the decrease in investment yield. The significant increase in 1998 net investment income and fixed margin resulted from growth in invested assets and the American General Annuity acquisition. The 24 basis point decrease in 1999 investment yield was due to new investments yielding less than the average portfolio rate and lower income on investments called or tendered before their maturity.

     Although the 1999 yield declined, the fixed investment spread increased by 28 basis points. We have been able to more than offset declines in the investment yield by reducing crediting rates on policyholder liabilities.

     Variable Margin. Our variable margin increased 37% in 1999 and 42% in 1998 due to the growth of our separate account assets. Market appreciation, variable deposit growth, and transfers from fixed to variable investment options contributed to the increase in separate account assets of 46% in 1999 and 40% in 1998. Despite competitive pressures, our average variable fee rate of 1.21% in 1999 has remained relatively stable and is beginning to benefit from increases in fees from our mutual fund partners.

     Operating Expenses. Our investments in new marketing, customer service, and technology initiatives, designed to position ourselves for future growth and to strengthen our competitive advantage, increased our operating expenses in 1999. The operating expense ratio increased to .55% of average assets in 1999 from
 .47% in 1998 and .49% in 1997 as a result of these expenditures. The 1998 operating expenses increased primarily due to the acquisition of American General Annuity.

     Outlook. Although recent increases in interest rates may put pressure on the fixed investment spread, we expect accelerating growth in variable annuities and mutual fund deposits to contribute to continued earnings growth.

     As demographics change and more Americans approach retirement, we anticipate a growing demand for our integrated retirement solutions. We are leveraging our strong individual customer and group relationships to offer more comprehensive financial planning services and products in the tax-qualified market. In addition, we are positioning ourselves to be the chosen provider in the government market as individuals shift from defined benefit to defined contribution plans. We are also expanding our proprietary annuity strategy to offer variable annuities and life insurance customized to meet the needs of our bank partners and their customers.

Management's Discussion and Analysis
In millions

                                 LIFE INSURANCE

                            Life Insurance Highlights

                            SUMMARY INCOME STATEMENT

                                 1999      1998      1997
                                ------    ------    ------

Premiums and other
 considerations                 $3,022    $3,113    $3,066
Net investment income            2,199     2,240     2,099
Other income                       173       153       149
                                ------    ------    ------
Total revenues                   5,394     5,506     5,314
                                ------    ------    ------
Insurance and annuity benefits   2,846     2,959     2,949
Operating expenses                 705       720       730
Other expenses*                    740       806       729
                                ------    ------    ------
Total expenses                   4,291     4,485     4,408
                                ------    ------    ------
Pretax earnings                  1,103     1,021       906
Income taxes                       382       347       317
                                ------    ------    ------
Division earnings               $  721    $  674    $  589
                                ------    ------    ------

*    Primarily commissions and change in DPAC/CIP.

[Bar Graph]

                                    EARNINGS

                              Year        $ in millions
                              ----        -------------
                              1997            589
                              1998            674
                              1999            721


[Bar Graph]

                                    ASSETS*

                                             $ in billions
                              Year        Life           Annuity
                              ----        ----           -------
                              1997        24.2             9.1
                              1998        24.9             9.4
                              1999        26.4            10.0



*    Excludes fair value adjustment.

[Bar Graph]

                                     SALES

                                             $ in billions
                              Year        Life           Annuity
                              ----        ----           -------
                              1997         .5              .4
                              1998         .6              .5
                              1999         .9              .7

[Bar Graph]

                                   PREMIUMS AND DEPOSITS

                                             $ in billions
                              Year        Life           Annuity
                              ----        ----           -------
                              1997         3.1             .6
                              1998         3.2             .6
                              1999         3.6             .7

     Our life insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to 8 million customers through multiple distribution channels. We reach our customers through over 34,000 independent and career agents, as well as banks, broker dealers, and financial planners. Life insurance in force totaled $364 billion at December 31, 1999.

     The division's primary focus is the sale of life insurance and annuity products to individuals. When interest-sensitive life insurance and annuities are sold, the premiums and deposits we receive are invested in our general account investment portfolio and a liability representing our commitment to the policyholder is established. We manage investment spread by seeking to maximize the return on these invested assets, consistent with our asset/liability management and credit quality needs. When appropriate, we periodically reset the interest rates credited to policyholder liabilities.

     Deposits received on variable products, principally variable universal life insurance and variable annuities, are held in separate accounts. Revenues from these policies consist of mortality and expense charges and asset management fees.

     Earnings. The division's profitability is driven by asset growth, investment spread, mortality, and operating expenses. Division earnings increased 7% to $721 million in 1999, compared to a 14% increase in 1998. The 1999 increase was due to growth in the business, while the 1998 increase related to higher investment income and the acquisition of Home Beneficial Life. Operating efficiencies also contributed to increased earnings in each year.

     Sales, Deposits, and Premiums. Sales represent annualized premium for new products issued, while deposits represent funds we receive for interest-sensitive insurance and annuities. Sales and deposits of individual life insurance and annuities were as follows:

                               1999       1998      1997
                              -------    ------    ------
Individual life insurance
  Sales                       $   919    $  612    $  521
  Deposits                      1,661     1,268     1,154
Annuities
  Sales                           659       523       429
  Deposits                        689       582       505

     Individual life sales increased 50% and deposits increased 31% in 1999. We launched 12 new products, which contributed to strong variable life sales, particularly in the corporate executive insurance market. In 1998, individual life insurance sales and deposits increased 17% and 10%, respectively. These increases reflected our introduction of new products and our entry into corporate executive insurance markets.

     Annuity sales increased 26% in 1999 and 22% in 1998, while deposits increased 18% and 15%, respectively. The increases in both years were due to our strong sales of variable annuities. We significantly increased sales of variable annuities through financial institutions in 1999.

     Premiums declined slightly in 1999, as expected, due to our planned de-emphasis of certain non-strategic lines of business and our shift in emphasis to variable products.

     Investment Spread. Investment results and interest crediting rates were as follows:

                                1999      1998       1997
                                ----      ----       ----
Investment yield                8.21%     8.50%      8.14%
Average crediting rate          5.90      5.96       6.05
                                ----      ----       ----
  Investment spread             2.31%     2.54%      2.09%
                                ----      ----       ----

     Overall, the investment spread decreased in 1999 and increased in 1998, primarily due to changes in the investment yield. Net investment income and the investment yield decreased in 1999 due to lower income from securities called before their maturity dates and lower market rates on new and reinvested funds. The 1998 increases in investment income and investment yield were due to higher income on investments called or tendered before their maturity dates.

     We decreased the rates credited to policyholders in 1999 and 1998 in response to changes in market conditions. We had the ability, subject to certain minimum rate guarantees, to adjust interest crediting rates on approximately 58% of our insurance and annuity liabilities at December 31, 1999. Our insurance and annuity liabilities, classified by our ability to adjust interest credited, were as follows:

                                1999     1998      1997
                              --------  -------  --------
Adjustable crediting rates
  Interest-sensitive life     $  7,329  $ 6,787  $  6,250
  Participating life             3,485    3,515     3,541
  Annuities                      4,325    4,453     5,047
                              --------  -------  --------
   Total adjustable             15,139   14,755    14,838
                              --------  -------  --------
Fixed crediting rates
  Traditional life               6,737    6,575     6,571
  Other                          4,424    4,350     3,874
                              --------  -------  --------
   Total fixed                  11,161   10,925    10,445
                              --------  -------  --------
     Total insurance and
      annuity liabilities     $ 26,300  $25,680  $ 25,283
                              --------  -------  --------

     Mortality and Persistency. Death claims and premium termination rates were as follows:

                                1999      1998      1997
                              -------    ------    ------
Death claims                  $   998    $  991    $  912
Death claims per $1,000
 in force                        3.66      3.60      3.36
Premium termination rate        12.71%    12.58%    13.55%

     Overall, mortality and persistency experience reflected normal fluctuations and remained within our pricing assumptions. Death claims increased due to aging and growth of the in force business and our 1997 acquisition of Home Beneficial Life. In 1998, we discontinued sales of ancillary products with higher termination rates, resulting in an improved premium termination rate for that year.

     Operating Expenses. Although our life insurance business continues to grow, we reduced operating expenses in each of the last two years. We benefited from efficiency gains derived from centralization of the division's administrative functions and lower pension and employee benefit-related expenses, offset by higher technology costs, costs associated with terminating certain reinsurance arrangements, and costs of new initiatives to market variable and corporate executive insurance products. The ratio of operating expenses to direct premiums and deposits was 14.3%, 16.1%, and 17.0% in 1999, 1998, and 1997, respectively.

     Outlook. Although higher interest rates may put pressure on investment spread, we expect steady earnings growth to result from our increasing in force base.

     In 2000, we expect to continue to increase sales and deposits through our multiple distribution channels while continuing to build and emphasize the American General brand name. We are well positioned to take advantage of shifts in consumer demand between fixed and variable products.

     In addition, we expect to continue to capitalize on the operating efficiencies created by the centralization and standardization of our administrative functions and on our strong presence in the marketplace. This foundation will allow us to successfully develop our products and distribution channels to their full potential.

Management's Discussion and Analysis
In millions

                                CONSUMER FINANCE

                           Consumer Finance Highlights

                            SUMMARY INCOME STATEMENT

                                1999       1998      1997
                               -------    ------    ------
Finance margin                 $   881    $  842    $  804
Other income, net*                 160       147       151
                               -------    ------    ------
Net revenues                     1,041       989       955
Operating expenses                 483       465       452
Provision for loan losses          207       212       248
                               -------    ------    ------
Pretax earnings                    351       312       255
Income taxes                       125       111        90
                               -------    ------    ------
Division earnings              $   226    $  201    $  165
                               -------    ------    ------

*    Primarily income from earnings on credit-related insurance products.

[Bar Graph]

                                    EARNINGS

                              Year        $ in millions
                              ----        -------------
                              1997           165
                              1998           201
                              1999           226

[Bar Graph]
                              FINANCE RECEIVABLES


                                             $ in billions
                              Year        Real Estate    Other
                              ----        -----------    -----
                              1997            4.2         3.9
                              1998            5.8         3.9
                              1999            7.1         3.9

[Bar Graph]
                           FINANCE RECEIVABLES VOLUME

                                              $ in billions
                              Year        Originated     Purchased
                              ----        ----------     ---------
                              1997           5.5            0.6
                              1998           5.8            1.9
                              1999           6.2            1.7

[Bar Graph]
                                CHARGE-OFF RATIO

                                          % of finance
                              Year        receivables
                              ----        ------------
                              1997            3.6
                              1998            2.6
                              1999            2.1

     In our consumer finance division, we provide a wide variety of consumer finance products, including mortgages, consumer loans, retail sales financing, and credit-related insurance. We market these products through a nationwide network of 1,350 branch offices. In addition to originating loans through our branch offices, we acquire real estate loans through bulk purchases. We fund finance receivables primarily by issuing fixed-rate debt and floating-rate commercial paper.

     Different types of loans have different degrees of risk, which are reflected in the finance charges we earn. For example, loans secured by real estate are considered to have less risk and generally carry lower interest rates. Over the past five years, we have actively increased the percentage of real estate loans in our portfolio and improved our credit risk management systems as part of our strategy to improve our credit quality.

     Earnings. Division earnings are a function of the amount and mix of finance receivables, interest spread, credit quality, and operating expenses. Earnings increased 12% to $226 million in 1999 and 22% in 1998 due to growth in our receivables portfolio, improved credit quality, lower borrowing costs, and operating efficiencies. The lower percentage increase in 1999 was due to lower yields on finance receivables, reflecting the higher percentage of real estate loans.

     Finance Receivables. The mix of finance receivables at December 31 was as follows:

                                1999      1998      1997
                              --------   ------    ------
Real estate loans             $  7,104   $5,757    $4,155
Non-real estate loans            2,576    2,560     2,556
Retail sales finance             1,350    1,340     1,301
                              --------   ------    ------
  Total finance receivables     11,030    9,657     8,012
Allowance for losses              (396)    (382)     (373)
                              --------   ------    ------
Finance receivables, net      $ 10,634   $9,275    $7,639
                              --------   ------    ------
Average finance receivables   $ 10,009   $8,519    $7,523
                              --------   ------    ------

     We increased our finance receivables portfolio by $1.4 billion in 1999 and by $1.6 billion in 1998. Average finance receivables increased 17% in 1999. We generated $6.2 billion of loans in our branch offices and purchased $1.7 billion of real estate loans, while $6.5 billion of loans were repaid. We increased the percentage of real estate loans in the portfolio to 64% at December 31, 1999, compared to 60% in 1998 and 52% in 1997.

     Finance Margin. Finance margin is the difference between the finance charges we charge our customers and interest expense on the debt required to fund finance receivables. Interest spread measures this difference in terms of interest rates. Finance margin and the components of interest spread were as follows:

                               1999       1998      1997
                              -------    ------    ------
Finance charges               $ 1,455    $1,354    $1,265
Interest expense                  574       512       461
                              -------    ------    ------
  Finance margin              $   881    $  842    $  804
                              -------    ------    ------
Yield on finance receivables    14.54%    15.90%    16.81%
Borrowing cost                   6.23      6.55      6.80
                              -------    ------    ------
  Interest spread                8.31%     9.35%    10.01%
                              -------    ------    ------

     In both 1999 and 1998, finance charges increased 7% due to the increases in our average finance receivables, offset by declines in yield. Interest expense increased due to increases in average debt, offset by declines in borrowing cost in 1999 and 1998. We refinanced debt at lower rates than the debt being replaced and issued new debt at rates lower than the average rates on existing debt.

     Interest spread decreased in 1999 and 1998 because finance receivable yields declined more than our borrowing cost. The declines in yield reflected the increased proportion of real estate loans in our portfolio.

     Credit Quality. The credit quality of our portfolio has significantly improved during the past three years due to our strategy to increase the percentage of lower-risk real estate loans and to improve credit risk management systems. In 1996, we initiated a fundamental change in our credit risk management focus, shifting to a more proactive process. We developed statistically-based risk scoring and prediction tools, implemented more extensive and ongoing analysis of performance data, and instituted early warning systems. As a result, we have improved our underwriting skills and our ability to identify problem loans and take effective corrective action.

     Credit quality information was as follows:

                               1999       1998      1997
                              -------    ------    ------
Charge offs                   $   207    $  220    $  270
Delinquencies                     399       384       310
Allowance for losses              396       382       373
                              -------    ------    ------
Ratios
  Charge-off                     2.08%     2.60%     3.60%
  Delinquency                    3.46      3.75      3.60
  Allowance                      3.59      3.96      4.65
  Charge-off coverage            1.91x     1.74x     1.38x
                              -------    ------    ------
Risk-adjusted yield             12.46%    13.30%    13.21%
                              -------    ------    ------

     Charge offs decreased in both 1999 and 1998, while average finance receivables increased. The charge-off ratio as a percentage of average receivables also decreased. While delinquencies increased due to growth in finance receivables and as a natural function of the aging of our acquired portfolios, the 1999 delinquency ratio decreased. These improvements were the result of our improved credit quality.

     The allowance for finance receivable losses is maintained at an amount we believe is adequate to absorb anticipated credit losses in our existing portfolio. The allowance as a percentage of finance receivables declined to reflect the improved credit quality and portfolio mix. In first quarter 2000, we expect to sell approximately $25 million of fully-reserved receivables. Our allowance ratio would have been 3.37% had this sale occurred at year-end 1999. The charge-off coverage ratio, which compares the allowance for finance receivable losses to charge offs, improved in both 1999 and 1998.

     Risk-adjusted yield represents the yield on finance receivables less the charge-off ratio. Although risk-adjusted yield declined, the decrease is less than the decline in yield on finance receivables due to the improvement in the charge-off ratio.

     Operating Expenses. While our average finance receivables grew 17% in 1999 and 13% in 1998, we limited operating expense increases to 4% and 3% in these years. Operating expenses as a percentage of average finance receivables improved to 4.8% in 1999 from 5.5% in 1998 and 6.0% in 1997 due to the increase in average receivables and branch productivity improvements in the past two years. Net receivables per employee improved 17% to $1.4 million in 1999 from $1.2 million in 1998.

     Outlook. In 2000, we anticipate that our receivables portfolio will grow internally from increased marketing initiatives, supplemented by portfolio acquisitions. In addition, we will continue our focus on credit quality.

     The recent increases in market interest rates may put pressure on our interest spread; however, new loan originations and bulk purchases should reflect the higher rates. In addition, real estate repayments should decrease due to fewer refinancings. We expect continued growth in our receivables base, combined with our risk management systems and our ongoing expense management activities, to generate continued earnings growth.

Management's Discussion and Analysis
In millions

                                   INVESTMENTS

                             Investments Highlights

                                1999       1998      1997
                              --------   -------   -------
Average invested assets*      $ 68,738   $64,848   $50,708
Net investment income            5,232     5,095     4,020
Investment yield*                 7.85%     8.16%     8.16%

*    Excludes fair value adjustment under SFAS 115.


[Bar Graph]


                                INVESTED ASSETS*

 Year        $in billions
 ----        ------------
 1997            51.2
 1998            66.3
 1999            70.1

*    Excludes fair value adjustment.


[Bar Graph]


                             NET INVESTMENT INCOME

               Net Investment
 Year        Income $in billions
 ----        -------------------
 1997               4.0
 1998               5.1
 1999               5.2


[Pie Chart]


                   1999 INVESTED ASSETS

Mortgage-backed securities        19%
Private investment grade bonds    16%
Below investment grade bonds       5%
Public investment grade bonds     49%
Mortgage loans                     5%
Other                              6%


[Pie Chart]


          1999 FIXED MATURITY SECURITIES BY RATING

Deposits
--------
A                             33%
BBB                           26%
AA                            10%
AAA                           25%
Below Investment Grade         6%

     Investment activities, managed by American General Investment Management, are an integral part of our retirement services and life insurance operations. Our strategy is twofold: (1) maintain a predominantly investment-grade fixed-income portfolio that provides adequate liquidity and cash flow to meet liability requirements and (2) optimize investment return through active investment management. We had $68.3 billion of investments supporting insurance and annuity liabilities at year-end 1999. Fixed maturity securities accounted for approximately 90% of these investments.

     Interest rates increased in 1999 after a decline in 1998. The ten-year treasury bond yield rose by nearly 180 basis points to 6.44% at year-end 1999, compared to a 100 basis point decline in 1998. As measured by the Salomon Brothers Broad Investment Grade Bond Index, the 1999 increase in yield resulted in average bond prices declining approximately 7% during the year, in contrast to a 2% increase in 1998.

Fair Value of Securities

     We report our fixed maturity and equity securities at fair value in accordance with Statement of Financial Accounting Standards 115. Accounting rules do not permit us to report the insurance and annuity liabilities supported by these securities at fair value. As a result, changes in interest rates create volatility in shareholders' equity since only unrealized gains (losses) on fixed maturity and equity securities are reported on the balance sheet. The components of the fair value adjustment at December 31 were as follows:

                                 1999       1998      1997
                                -------    -------    -------
Fair value adjustment to
 fixed maturity securities      $(1,750)   $ 3,519    $ 2,786
Related increase (decrease)
 in DPAC/CIP                        347     (1,073)    (1,052)
Related decrease (increase)
 in deferred income taxes           495       (863)      (610)
Valuation allowance on
 deferred tax asset                (381)      --         --
                                -------    -------    -------
Net unrealized gains (losses)
 Fixed maturity securities       (1,289)     1,583      1,124
 Other, net                          11         16         45
                                -------    -------    -------
   Net unrealized gains
    (losses) on securities      $(1,278)   $ 1,599    $ 1,169
                                -------    -------    -------

     The increase in interest rates and resulting decreases in bond values in 1999 caused a $5.3 billion decrease in the fair value adjustment to fixed maturity securities and a related $2.9 billion decrease in shareholders' equity. Decreases in interest rates during 1998 resulted in a $733 million increase in the fair value adjustment to fixed maturity securities and a $459 million increase in shareholders' equity.

     We established a valuation allowance on the deferred tax asset related to the unrealized losses on fixed maturity securities at December 31, 1999 because a portion of the deferred tax asset may not be realized. This valuation allowance had no impact on earnings.

Investment Results

     Net investment income increased 3% and 27% in 1999 and 1998, while average invested assets increased by 6% and 28% for the same periods. Lower yields on new investment purchases in 1999 and 1998 caused investment yield to decrease by 31 basis points in 1999. The 1998 investment yield was flat due to higher income on investments called or tendered before their maturity dates, which more than offset declining yields on new investments.

Fixed Maturity Securities

     At year-end 1999, fixed maturity securities included $45.6 billion of corporate bonds and $12.9 billion of mortgage-backed securities. The average credit rating of our fixed maturity securities was A+ at the end of each of the last three years. Average ratings by category at December 31, 1999 were as follows:

                                                  Average
                                1999              Rating
                                ----              ------
Investment grade              $ 44,412     73%      A
Mortgage-backed                 12,893     21       AAA
Below investment grade           3,320      6       BB-
                              --------    ---      ------
  Total fixed maturity
   securities                 $ 60,625    100%      A+

     We have a well diversified portfolio, with no investment exceeding 0.7% of total invested assets. The mix of our fixed maturity securities portfolio at December 31 was as follows:

                                1999      1998       1997
                                ----      ----       ----
Corporates
  Industrial                     41%        40%        43%
  Financial services             22         21         19
  Utilities                      13         13         13
                               ----       ----       ----
   Total corporates              76         74         75
Mortgage-backed                  21         21         20
Governments                       3          5          5
                               ----       ----       ----
   Total portfolio              100%       100%       100%
                               ----       ----       ----

     Mortgage-Backed Securities. We invest in mortgage-backed securities (MBSs) to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit and cash flow risk. The majority of our MBSs have relatively low cash flow variability. In addition, virtually all of our MBSs have minimal credit risk because the underlying collateral is guaranteed by Federal agencies. These MBSs are highly liquid and offer higher yields than corporate debt securities of similar credit quality and expected average lives. Our MBSs at December 31 were as follows:

                                1999     1998      1997
                              --------  -------  --------
Collateralized mortgage
 obligations (CMOs)
   Planned amortization class $  3,765  $ 4,622  $  4,520
   Sequential                    2,851    3,948     2,685
   Other                         1,087      828     1,149
                              --------  -------  --------
     Total CMOs                  7,703    9,398     8,354
Pass-through securities          3,955    3,013       673
Commercial MBSs                  1,235      608       401
                              --------  -------  --------
     Total MBSs               $ 12,893  $13,019  $  9,428
                              --------  -------  --------

     The principal risks inherent in holding MBSs are prepayment and extension risks arising from changes in market interest rates. In rising interest rate environments, underlying mortgages are prepaid at a slower rate, causing MBS principal payments to be extended. In declining interest rate environments, the mortgages underlying MBSs are prepaid more rapidly, causing early repayment of MBSs. Although early MBS repayments may result in acceleration of income from recognition of any unamortized discount, we typically have to reinvest the proceeds at lower current yields, resulting in a net reduction of future investment income.

     We manage these prepayment and extension risks by investing primarily in collateralized mortgage obligation (CMO) tranches that provide for greater stability of cash flows. The planned amortization class tranche is structured to give the investor more certain cash flows; therefore, this tranche is subject to less prepayment and extension risk than other CMO tranches. Sequentials allocate all principal payments to tranches based on maturity, retiring the shortest maturity tranches first.

     Beginning in 1998, we increased our holdings of pass-through securities to facilitate dollar roll agreements. We had no dollar roll agreements outstanding at December 31, 1999 or 1998.

     Below Investment Grade Securities. We invest in below investment grade securities to enhance the overall yield of our portfolio. Below investment grade securities have credit ratings below BBB- and represented 5% or less of invested assets at each year end. We minimize the

Management's Discussion and Analysis
In millions

risks associated with below investment grade securities by limiting our exposure to any one issuer and by closely monitoring the creditworthiness of such issuers.

     Below investment grade bond issuers are generally more sensitive to changes in their competitive positions and to general economic conditions than more highly-rated issuers and, therefore, are more likely to experience defaults. While market default rates increased significantly in 1999, such defaults had no significant impact on the company in the past three years.

     Investment income from below investment grade securities was $371 million (10.4% yield) in 1999, $287 million (9.8% yield) in 1998, and $178 million (10.4% yield) in 1997. Realized investment gains (losses) on below investment grade securities were immaterial.

     Non-performing bonds were less than 0.1% of total fixed maturity securities at each year end. We classify bonds as non-performing when the payment of interest is sufficiently uncertain as to preclude the accrual of interest.

MORTGAGE LOANS

     Mortgage loans on real estate, consisting primarily of loans on office and retail properties, represented 5% of our invested assets at year-end 1999. Mortgage loan statistics at December 31 were as follows:

                               1999      1998      1997
                              -------   -------    ------
Mortgage loans                $ 3,712   $ 3,402    $3,326
Allowance for losses              (26)      (34)      (54)
                              -------   -------    ------
   Mortgage loans, net        $ 3,686   $ 3,368    $3,272
                              -------   -------    ------
Yield on total mortgage loans     8.3%      8.6%      8.8%
Yield on restructured loans       7.8       7.9       8.6
Percentage of mortgage loans
  Restructured                    1.7       2.1       3.5
  Delinquent (60+ days)            .6        .6        .6
  Watch list loans                 .9       2.4       3.8
  Allowance for losses             .7       1.0       1.6
                              -------   -------    ------

                           ASSET/LIABILITY MANAGEMENT

     We manage our exposure to fluctuations in interest rates through an asset/liability management program which is designed to achieve our liquidity and profitability objectives by maintaining a reasonable balance in the durations of assets and liabilities. We perform asset/liability management on an ongoing basis for corporate operations and each operating company, as well as on an aggregate basis.

CORPORATE OPERATIONS

     The primary assets of our parent company are long-term investments in its subsidiaries. These assets are supported by our corporate capital structure consisting of corporate debt, redeemable equity, and shareholders' equity, which by its nature is very long term. The average lives of our long-term corporate debt and redeemable equity are 10 and 35 years, respectively.

     To reduce the earnings impact of a change in interest rates, we limit floating-rate debt to 10% to 12% of our target capital. Floating-rate debt was 12% of total capital at December 31, 1999 and 10% at December 31, 1998. These percentages included the effect of interest rate swap agreements that converted floating-rate debt to a fixed rate.

RETIREMENT SERVICES AND LIFE INSURANCE

     The earnings of our retirement services and life insurance divisions are largely driven by the spread between the yields on our investments and the rates credited to policyholders. We respond to fluctuations in interest rates through pricing of new products and periodic adjustment of interest crediting rates on existing products, where possible. We have been able to manage the investment spread to maintain overall margins on interest-sensitive products while market interest rates increased in 1999 and decreased in 1998 and 1997.

     Our ability to manage interest crediting rates and durations is largely due to the nature of our insurance and annuity products. We had the ability, subject to certain minimum rate guarantees, to adjust interest crediting rates on approximately 83% of our insurance and annuity liabilities at December 31, 1999. Additionally, we use swaptions (options to enter into swap agreements) to limit our exposure to reduced spreads between interest crediting rates and investment yields during prolonged periods of significant increases or decreases in market interest rates.

     We manage our investment portfolio by purchasing investments that are aligned with our specific portfolio objectives and, to a lesser extent, by restructuring the portfolio. We also use derivative financial instruments on a very limited and selective basis. We establish investment portfolio objectives that maximize investment returns consistent with the duration and cash flow characteristics of the insurance and annuity liabilities being supported. The most recent estimated duration of the company's insurance and annuity liabilities was in the range of 5.1 to 6.1 years, while the estimated duration of the assets supporting these liabilities was 5.5 years.

     We perform simulations of the cash flows generated by our businesses under various interest rate scenarios to manage the gap between our interest rate-sensitive assets and liabilities. Our cash flow testing performed as of December 31, 1999 indicated that our insurance companies would have sufficient cash flows to meet their insurance obligations under the broad range of selected scenarios.

CONSUMER FINANCE

     The primary products offered by our consumer finance division are real estate loans, which typically have expected lives of 3 years (although this can increase as interest rates increase); consumer loans, which typically have terms of 1.5 years; and retail sales financing contracts, which typically have terms of 9 months. We fund these receivables with equity (typically 12%) and a combination of fixed-rate and floating-rate debt. We use interest-rate swap agreements to convert a portion of floating-rate debt to a fixed rate. The weighted-average years to maturity for our fixed-rate debt was 2.8 years at December 31, 1999.

     We determine the mix of fixed-rate and floating-rate debt based in part on the nature of the receivables being supported. Generally, floating-rate assets are funded with floating-rate debt, while fixed-rate assets are funded with 20% to 30% floating-rate debt and the remainder is funded with fixed-rate debt.

SENSITIVITY ANALYSIS

     The fair values of certain of our assets and liabilities are sensitive to changes in market interest rates. The impact of changes in interest rates would be reduced by the fact that increases (decreases) in fair values of assets would be partially offset by corresponding changes in fair values of liabilities. In aggregate, the estimated impact of an immediate and sustained 100 basis point increase or decrease in interest rates on the fair values of our interest rate-sensitive financial instruments would not be material to our financial position. The estimated increases (decreases) in fair values of interest rate-sensitive financial instruments at December 31, 1999 were as follows:

                                            1999
                                    +100 bp       -100 bp
                                   --------      --------
Assets
  Fixed maturity securities        $ (3,224)     $  3,450
  Mortgage loans                       (165)          166
  Policy loans                         (101)          117
  Finance receivables                  (331)          362

Liabilities
  Insurance investment contracts     (1,619)        1,801
  Long-term debt
   Corporate                            (72)           80
   Consumer finance                    (157)          165
Redeemable equity                      (161)          198

     These estimated changes in fair values are not materially different from those we estimated at December 31, 1998. At each year end, we derived the changes in fair values by modeling estimated cash flows of certain of the company's assets and liabilities. The assumptions we used adjusted cash flows to reflect changes in prepayments, calls, surrenders, and interest crediting rates in response to the changes in interest rates, as well as the effects of derivative financial instruments used as hedges. These cash flows did not consider new investment purchases, loan originations, product sales, or debt issuances.

     Readers should exercise care in drawing conclusions based on the above analysis. While these changes in fair values provide a measure of interest rate sensitivity, they do not represent our expectations about the impact of interest rate changes. A meaningful assessment of our net interest rate exposure cannot be made without a revaluation of our other insurance and annuity liabilities, which are not considered to be interest rate-sensitive financial instruments under current accounting standards.

     This analysis was also based on our exposure at a particular point in time and incorporated numerous assumptions and estimates. It also assumed an immediate change in interest rates, without regard to the impact of certain business decisions or initiatives that we would likely undertake to mitigate or eliminate some or all of the adverse effects of the modeled scenarios. Additionally, this analysis did not reflect the impact of fair value fluctuations on deferred income taxes, deferred policy acquisition costs, or cost of insurance purchased. Adjustments to these accounts would partially offset the changes to the fair values of interest rate-sensitive financial instruments.

Management's Discussion and Analysis
In millions

                                CAPITAL RESOURCES

CORPORATE CAPITAL

     The level of our corporate capital is determined primarily by the required equity of our business divisions. The mix of corporate capital between debt and equity is influenced by our overall corporate strategy and structure.

     Our target capital structure consists of 25% corporate debt, 15% redeemable equity, and 60% shareholders' equity. The amount and mix of our corporate capital at December 31 were as follows:

                                1999     1998      1997
                              --------  -------  --------
Corporate capital*            $ 12,768  $11,767  $ 10,071
                              --------  -------  --------
Corporate debt                      24%      23%       19%
Redeemable equity                   15       15        17
Shareholders' equity                61       62        64
                              --------  -------  --------

*    Excludes fair value adjustment under SFAS 115.

     Capital Costs. Corporate capital costs consist of interest on corporate debt and dividends on preferred securities. Corporate capital costs were as follows:

                                1999     1998      1997
                              --------  -------  --------
Interest on corporate debt    $    210  $   196  $    169
Dividends on preferred
 securities                        142      137       129
Tax benefit                       (124)    (117)     (107)
                              --------  -------  --------
 Corporate capital costs      $    228  $   216  $    191
                              --------  -------  --------

     The increases in corporate capital costs reflect the growth in corporate capital, partially offset by lower market rates on new issuances of debt and preferred securities.

     Corporate Debt. Our corporate debt ratings at December 31, 1999 were as follows:

                    Commercial Paper      Long-term Debt
                   -------------------  -------------------
                   Rating  Description  Rating  Description
                   ------  -----------  ------  -----------
Standard & Poor's  A-1+      Highest     AA-    Very Strong
Duff & Phelps      D-1+      Highest     AA-       High
Moody's            P-1       Highest     A2      Favorable

     The weighted-average interest rates on corporate debt, including the effect of interest rate swap agreements, were as follows:

                                1999      1998       1997
                                ----      ----       ----
Floating-rate debt              6.03%     5.54%      6.12%
Fixed-rate debt                 7.62      7.77       7.92
Total corporate debt            6.63      6.46       7.38

     Redeemable Equity. During the last three years, we issued preferred securities of subsidiaries totaling $700 million. These securities are recorded on our balance sheet as redeemable equity. We used the proceeds primarily to reduce short-term debt related to acquisitions or share repurchases. The weighted-average dividend rate on our redeemable equity was 7.9% in each of the last three years. At December 31, 1999, our redeemable equity was rated mid-single A by the three major rating agencies.

     During 2000, we expect to exercise our option to terminate the conversion rights associated with $250 million of convertible preferred securities. This will likely cause the holders to convert the preferred securities to common stock before the conversion rights are terminated. The preferred securities are each convertible into 1.2288 shares of our common stock, which is equivalent to a conversion price of $40.69 per share of common stock. Following conversion, we plan to issue additional preferred securities to maintain our target capital structure.

     Shareholders' Equity. During the last three years, we issued $1.0 billion of common stock in connection with our acquisitions. On January 26, 2000, we announced the redemption of all outstanding shares of our mandatorily convertible preferred stock, with a stated value of $85 million. As a result, on March 1, 2000, holders will receive .8264 share of our common stock for each share of preferred stock redeemed, for a total of 1.9 million common shares.

     Since 1987, American General has repurchased 122.6 million common shares for an aggregate cost of $3.2 billion. Our share repurchases for the past three years were as follows:

                                1999      1998       1997
                                ----      ----       ----
Shares repurchased               5.9       3.0        9.9
Cost of shares repurchased      $425      $195      $ 466

     We use share repurchases as a means of maintaining our target capital structure. Our future repurchase activity will be based on the company's corporate development activities, capital management strategy, and fluctuations in our common stock price.

RETIREMENT SERVICES AND LIFE INSURANCE

     Risk-Based Capital. The amount of statutory equity required to support the business of our retirement services and life insurance companies is principally a function of four factors: (1) the quality of assets invested to support insurance and annuity reserves, (2) mortality and other insurance-related risks,
(3) interest-rate risk resulting from potential mismatching of asset and liability durations, and (4) general business risks. Each of these items is a key factor in the National Association of Insurance Commissioners' risk-based capital (RBC) formula, used to evaluate the adequacy of a life insurance company's statutory equity.

     We manage the statutory equity of our principal retirement services and life insurance companies to a target of 2.5 times the Company Action Level RBC (or 5.0 times the Authorized Control Level RBC). We adjust dividends from, or contributions to, these companies to maintain this target. At December 31, 1999, our principal retirement services and life insurance companies had statutory equity in a range of 2.00 to 3.30 times the Company Action Level RBC, with a weighted-average of 2.68 times.

     Financial Strength Ratings. Rating agencies use the RBC approach as a factor in assigning an insurance company its financial strength rating. This rating serves as an indicator of the insurance company's ability to meet its future obligations to policyholders. At December 31, 1999, our principal retirement services and life insurance companies were rated as follows:

                                Rating         Description
                                ------         -----------
Standard & Poor's                AA+           Very strong
Duff & Phelps                    AA+            Very high
Moody's                        Aa2/Aa3          Excellent
A.M. Best                        A+             Superior

CONSUMER FINANCE

     The capital of our consumer finance division varies directly with the level of its finance receivables. This capital, totaling $11.5 billion at year-end 1999, consisted of $1.3 billion of equity and $10.2 billion of consumer finance debt, which was not guaranteed by American General.

     The capital mix of consumer finance debt and equity is based upon maintaining leverage at a level that supports cost-effective funding. The consumer finance division's target ratio of debt to tangible net worth, a standard measure of financial risk in the consumer finance industry, is currently 7.5 to 1. At year-end 1999, the ratio was 7.6 to 1; the ratio was 7.5 to 1 at year-end 1998 and 1997.

     Consumer finance debt ratings at December 31, 1999 were as follows:

                    Commercial Paper      Long-term Debt
                   -------------------  -------------------
                   Rating  Description  Rating  Description
                   ------  -----------  ------  -----------
Standard & Poor's  A-1       Strong      A+       Strong
Duff & Phelps      D-1+      Highest     A+       Average
Moody's            P-1       Highest     A2      Favorable

                                    LIQUIDITY

     Our overall liquidity is based on cash flows from the business divisions and our ability to borrow in both the long-term and short-term markets at competitive rates. We believe that our overall sources of liquidity will continue to be sufficient to satisfy our foreseeable financial obligations.

CORPORATE OPERATIONS

     The primary sources of cash for corporate operations include net dividends from our business divisions and the proceeds from issuances of debt and redeemable equity.

     Our internal subsidiary capitalization targets are a major factor in our operating companies' ability to pay dividends. Additionally, state insurance regulations for insurance and annuity companies and long-term debt covenants for our consumer finance operations restrict the amount of dividends our business divisions may pay. These restrictions are not expected to affect American General's ability to meet its cash obligations in 2000.

     Corporate operations use cash to pay dividends to shareholders, to pay aftertax interest on corporate debt and dividends on preferred securities, to repurchase common stock, and to pay other corporate expenses. We expect to fund future acquisitions and maturities of debt and preferred securities through external sources, while maintaining our capital structure.

Management's Discussion and Analysis
In millions

     Net dividends received from our business divisions were as follows:

                                1999      1998      1997
                               ------    ------    ------
Dividends received
  Retirement Services          $  124    $  182    $  129
  Life Insurance                  599       599       457
  Consumer Finance                110         -        80
                               ------    ------    ------
   Total received                 833       781       666
                               ------    ------    ------
Contributions paid
  Retirement Services             119       281         -
  Life Insurance                  230         -         -
  Consumer Finance                  -        47         -
                               ------    ------    ------
   Total paid                     349       328         -
                               ------    ------    ------
     Net dividends received    $  484    $  453    $  666
                               ------    ------    ------

     The 1998 decrease in net dividends received resulted from contributions made in 1998 to support growth in the retirement services and consumer finance divisions. The 1999 net dividends included contributions million to fund the payment of market conduct litigation costs.

RETIREMENT SERVICES

     Principal sources of cash for our retirement services division were as follows:

                                     1999       1998     1997
                                    ------     ------   ------
Cash from operating activities      $1,570     $1,625   $1,058
Fixed policyholder account
  deposits, net of withdrawals       1,532        626        6
Variable account deposits, net
  of withdrawals                     2,465      2,294    1,991

     The 1999 increase in net fixed policyholder account deposits was due to growth in fixed annuities sold through financial institutions. The 1998 increase related to the acquisition of American General Annuity. The increases in net variable account deposits arose from policyholders continuing to seek higher returns in equity-based investments, including the company's separate accounts. Because the investment risk on variable accounts lies predominantly with the policyholder, deposits and withdrawals related to separate accounts are not included in the company's cash flow statement.

     The division's major use of cash was the net purchase of investments necessary to support increases in insurance and annuity liabilities.

LIFE INSURANCE

     Principal sources of cash for our life insurance division were as follows:

                                    1999      1998      1997
                                    ----      ----      ----
Cash from operating activities      $155      $361      $453
Fixed policyholder account
  deposits, net of withdrawals       394        57        89
Variable account deposits, net
  of withdrawals                     643       356       103

     Net cash provided by operating activities decreased in 1999 due to payment of $237 million of previously-accrued market conduct litigation costs. The increase in net fixed policyholder account deposits reflected the growth in lump sum fixed deposits that will be transferred to variable accounts over a one-year period, as well as higher withdrawals in 1998 for annuities that had reached the end of their surrender charge period. The increases in net variable account deposits were the result of growth in the corporate executive insurance business and policyholders seeking higher returns from equity-based investments.

     The division's major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities and net dividends paid to the parent.

CONSUMER FINANCE

     Principal sources of cash for our consumer finance division were as follows:

                                    1999      1998      1997
                                    ----      ----      ----
Cash from operating activities     $  494    $  439    $  516
Increase (decrease) in debt         1,295     1,593      (366)
Sale of non-strategic assets           -         -        733

     Net cash provided by operating activities increased in 1999 due to an increase in finance charges from higher average net receivables. Cash generated by borrowings declined in 1999 due to lower growth in finance receivables. Cash provided by the sale of non-strategic assets resulted in a decrease in borrowings in 1997.

     The division's major use of cash was to fund finance receivables growth. Net cash used to fund finance receivables was $1.6 billion in 1999, down from $1.8 billion in 1998, and up from $793 million in 1997.

                              REGULATION AND OTHER

REGULATION

     On November 12, 1999, the Financial Services Modernization Act became federal law, breaking down regulatory barriers between banks, insurance companies, and securities firms which had existed for over 60 years. We anticipate that the new law will hasten the pace of consolidation in the financial services industry, as well as provide new opportunities and increase competition among diversified financial services companies. However, we do not expect this law to have a significant impact on our corporate or capital strategy.

     Insurance regulators monitor capital adequacy and market conduct to protect policyholders. Market conduct includes sales and advertising practices, agent licensing and compensation, policyholder service, complaint handling, underwriting, and claims practices. As a result of increased regulatory scrutiny, market conduct compliance costs for our insurance subsidiaries have increased in recent years. Market conduct issues are also a concern for our consumer finance business.

     Tax laws affect not only the way the company is taxed but also the design of many of its products. Changes in tax laws or regulations could adversely affect operating results.

YEAR 2000

     As of March 10, 2000, all of our major technology systems, programs, and applications, including those which rely on third parties, are operating smoothly following our transition into 2000. We have experienced no interruptions to normal business operations, including the processing of customer account data and transactions. We will continue to monitor our technology systems, including critical third party dependencies, as necessary to maintain our Year 2000 readiness. We do not expect any future disruptions, if they occur, to have a material effect on the company's results of operations, liquidity, or financial condition.

     Through December 31, 1999, we incurred and expensed pretax costs of $98 million related to Year 2000 readiness, including $18 million in 1999 and $65 million in 1998. In 1999, Year 2000 readiness expenses were included in division earnings. The 1998 expenses were excluded from division earnings, consistent with the manner in which we reviewed division results. In addition, we accelerated the planned replacement of certain systems as part of our Year 2000 plans. The cost of these replacement systems was immaterial. We do not anticipate incurring any significant costs in the future to maintain Year 2000 readiness.

MERGER-RELATED COSTS

     In 1997, we recorded an aftertax non-recurring charge of $247 million for costs related to the USLIFE acquisition. Included in this charge was $71 million ($46 million aftertax) of restructuring costs related to our plan to integrate USLIFE into our operations and the concurrent realignment of our life insurance division.

     To implement this plan, we eliminated positions in both USLIFE's corporate operations and our operating companies' administrative functions. We also closed redundant facilities and wrote off fixed assets and computer software that would no longer be used. During the realignment, we adjusted the plan in response to personnel voluntarily leaving the company before their anticipated termination date, our determination that certain data processing facilities would not be consolidated, and our discovery of additional software that was no longer being used at the centralized locations. These adjustments did not change the total liability we initially recorded.

     We have substantially completed the restructuring activities. The remaining liability of $14 million relates to personnel costs, most of which we expect to pay in 2000, and lease payments under long-term obligations, most of which will be paid by 2001. An analysis of the restructuring liability is included in Note
3.2 to our financial statements.

LITIGATION

     We recorded litigation settlements in each of the last three years. These settlements, which were non-recurring and unrelated to each other, are discussed in Notes 3.1 and 18.2 to our financial statements.

     We are currently in arbitration to rescind a quota share reinsurance agreement covering workers' compensation claims, as discussed in Note 18.2 to our financial statements. We believe that our ultimate loss, if any, related to our workers' compensation business will not have a material adverse effect on our future results of operations and financial position.

Forward-Looking Statements

     All statements, trend analyses, and other information contained herein relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. We have made these forward-looking statements based upon our current expectations and beliefs concerning future developments and their potential effects on the company. There can be no assurance that future developments affecting the company will be those we anticipated. Actual results may differ materially from those included in the forward-looking statements.

     These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both products and distribution channels; (3) competitive, regulatory, or tax changes that affect the cost of, or demand for, our products;
(4) our ability to secure necessary regulatory approvals; and (5) adverse litigation results or resolution of litigation and arbitration. Investors are also directed to other risks and uncertainties discussed in documents we filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future developments, or otherwise.

CONSOLIDATED INCOME STATEMENT

AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions, except per share data                                                      1999           1998           1997
                                                                                      --------       --------       --------
REVENUES              Premiums and other considerations                               $  3,772       $  3,605       $  3,362
                      Net investment income                                              5,232          5,095          4,020
                      Finance charges                                                    1,455          1,354          1,265
                      Realized investment gains (losses)                                   (19)             6             40
                      Other                                                                239            191            240
                                                                                      --------       --------       --------
                            Total revenues                                              10,679         10,251          8,927
                                                                                      --------       --------       --------
BENEFITS AND          Insurance and annuity benefits                                     5,313          5,159          4,332
EXPENSES              Operating costs and expenses                                       1,643          1,591          1,423
                      Commissions                                                        1,230          1,063            873
                      Change in deferred policy acquisition costs and
                         cost of insurance purchased                                      (477)          (213)          (100)
                      Provision for finance receivable losses                              207            212            248
                      Goodwill amortization                                                 48             45             24
                      Interest expense
                         Corporate                                                         197            181            158
                         Consumer Finance                                                  574            512            461
                      Other charges
                         Litigation settlements                                             57            378             50
                         Merger-related costs                                                -              -            272
                         Loss on sale of non-strategic assets                                -              -            113
                                                                                      --------       --------       --------
                            Total benefits and expenses                                  8,792          8,928          7,854
                                                                                      --------       --------       --------
EARNINGS              Income before income tax expense                                   1,887          1,323          1,073
                      Income tax expense                                                   664            459            447
                                                                                      --------       --------       --------

                      Income before net dividends on preferred
                         securities of subsidiaries and minority interest                1,223            864            626
                      Net dividends on preferred securities of subsidiaries                 92             89             84
                      Minority interest                                                      -             11              -
                                                                                      --------       --------       --------
                            Net income                                                $  1,131       $    764       $    542
                                                                                      --------       --------       --------
SHARE DATA            Net income per share
                         Basic                                                        $   4.52       $   3.02       $   2.21
                         Diluted                                                          4.40           2.96           2.19
                                                                                      --------       --------       --------



                      See Notes to Financial Statements.

CONSOLIDATED BALANCE SHEET

AMERICAN GENERAL CORPORATION

At December 31
In millions                                                                            1999           1998           1997
                                                                                    ----------      ---------      --------
ASSETS                Investments
                         Fixed maturity securities (amortized cost:
                            $62,375; $59,212; $44,961)                              $   60,625      $  62,731      $ 47,747
                         Mortgage loans on real estate                                   3,686          3,368         3,272
                         Equity securities (cost: $299; $288; $93)                         339            325           116
                         Policy loans                                                    2,375          2,329         2,156
                         Investment real estate                                            222            226           233
                         Other long-term investments                                       412            230           176
                         Short-term investments                                            676            654           306
                                                                                    ----------      ---------      --------
                               Total investments                                        68,335         69,863        54,006
                                                                                    ----------      ---------      --------
                      Cash                                                                 294            341           263
                      Assets held in separate accounts                                  24,097         16,158        11,482
                      Finance receivables, net                                          10,634          9,275         7,639
                      Deferred policy acquisition costs                                  4,980          3,253         2,718
                      Cost of insurance purchased                                        1,170            956           680
                      Goodwill                                                           1,501          1,590           677
                      Other assets                                                       4,436          3,671         3,155
                                                                                    ----------      ---------      --------
                               Total assets                                         $  115,447      $ 105,107      $ 80,620
                                                                                    ----------      ---------      --------

LIABILITIES           Insurance and annuity liabilities                             $   66,401      $  62,844      $ 47,659
                      Liabilities related to separate accounts                          24,097         16,158        11,482
                      Debt (short-term)
                         Corporate ($1,932; $1,607; $575)                                3,120          2,743         1,916
                         Consumer Finance ($4,489; $3,686; $3,255)                      10,206          8,863         7,266
                      Income tax liabilities                                               833          1,543         1,380
                      Other liabilities                                                  2,446          2,357         1,608
                                                                                    ----------      ---------      --------
                               Total liabilities                                       107,103         94,508        71,311
                                                                                    ----------      ---------      --------

REDEEMABLE            Company-obligated mandatorily redeemable
EQUITY                  preferred securities of subsidiaries holding
                         solely company subordinated notes
                            Non-convertible                                              1,675          1,480         1,479
                            Convertible                                                    249            248           247
                                                                                    ----------      ---------      --------
                               Total redeemable equity                                   1,924          1,728         1,726
                                                                                    ----------      ---------      --------

SHAREHOLDERS'         Convertible preferred stock
EQUITY                   Shares issued and outstanding: 2.3                                 85             85            85
                      Common stock
                         Shares issued: 269.3;  269.3;  259.1
                         Shares outstanding: 248.1;  251.8;  243.2                         962            939           326
                      Retained earnings                                                  7,732          7,007         6,624
                      Accumulated other comprehensive income (loss)                     (1,278)         1,599         1,169
                      Cost of treasury stock                                            (1,081)          (759)         (621)
                                                                                    ----------      ---------      --------
                               Total shareholders' equity                                6,420          8,871         7,583
                                                                                    ----------      ---------      --------
                               Total liabilities and equity                         $  115,447      $ 105,107      $ 80,620
                                                                                    ----------      ---------      --------

                      See Notes to Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions, except per share data                                                      1999           1998           1997
                                                                                     --------        -------        -------
CONVERTIBLE
PREFERRED STOCK       Balance at beginning and end of year                           $     85        $    85        $    85
                                                                                     --------        -------        -------
COMMON                Balance at beginning of year                                        939            326            572
STOCK                 Issuance of common shares for acquisition                             -            580              -
                      Stock options issued for acquisition                                  -             37              -
                      Retirement of USLIFE treasury shares                                  -              -           (346)
                      Issuance of treasury shares for acquisitions and other               23             (4)           100
                                                                                     --------        -------        -------
                         Balance at end of year                                           962            939            326
                                                                                     --------        -------        -------
RETAINED              Balance at beginning of year                                      7,007          6,624          6,420
EARNINGS              Net income                                                        1,131            764            542
                      Cash dividends (per share)
                         Preferred ($2.57; $2.57; $2.57)                                   (6)            (6)            (6)
                         Common ($1.60; $1.50; $1.40)                                    (400)          (375)          (329)
                      Other                                                                 -              -             (3)
                                                                                     --------        -------        -------
                         Balance at end of year                                         7,732          7,007          6,624
                                                                                     --------        -------        -------
ACCUMULATED           Balance at beginning of year                                      1,599          1,169            627
OTHER                 Change in net unrealized gains (losses) on securities            (2,877)           430            542
COMPREHENSIVE                                                                        --------        -------        -------
INCOME (LOSS)            Balance at end of year                                        (1,278)         1,599          1,169
                                                                                     --------        -------        -------
COST OF               Balance at beginning of year                                       (759)          (621)          (860)
TREASURY              Share repurchases                                                  (425)          (195)          (466)
STOCK                 Issuance for acquisitions                                            43              -            304
                      Retirement of USLIFE treasury shares                                  -              -            346
                      Issuance under employee benefit plans and other                      60             57             55
                                                                                     --------        -------        -------
                         Balance at end of year                                        (1,081)          (759)          (621)
                                                                                     --------        -------        -------
SHAREHOLDERS'
EQUITY                   Balance at end of year                                      $  6,420        $ 8,871        $ 7,583
                                                                                     --------        -------        -------


CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                                                       1999           1998           1997
                                                                                     --------        -------        -------
NET INCOME            Net income                                                     $  1,131        $   764        $   542
                                                                                     --------        -------        -------

OTHER                 Change in net unrealized gains (losses) on securities
COMPREHENSIVE            Fair value of fixed maturity securities                       (5,269)           733          1,298
INCOME                   Deferred policy acquisition costs and
                            cost of insurance purchased                                 1,420            (21)          (461)
                         Deferred income taxes                                            977           (253)          (290)
                                                                                     --------        -------        -------
                         Change in fixed maturity securities                           (2,872)           459            547
                         Change in equity securities and other                             (5)           (29)            (5)
                                                                                     --------        -------        -------
                            Total                                                      (2,877)           430            542
                                                                                     --------        -------        -------
COMPREHENSIVE
INCOME (LOSS)            Comprehensive income (loss)                                 $ (1,746)       $ 1,194        $ 1,084
                                                                                     --------        -------        -------

                               See Notes to Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions                                                                            1999            1998           1997
                                                                                    ---------       --------       --------
OPERATING             Net income                                                    $   1,131       $    764       $    542
ACTIVITIES            Reconciling adjustments
                         Insurance and annuity liabilities                              1,206          1,619          1,082
                         Deferred policy acquisition costs and
                           cost of insurance purchased                                   (477)          (213)          (100)
                         Deferred income taxes                                            267            (30)           (10)
                         Provision for finance receivable losses                          207            212            248
                         Loss on sale of non-strategic assets                               -              -            113
                         Realized investment losses (gains)                                19             (6)           (40)
                         Other, net                                                      (324)          (135)          (190)
                                                                                    ---------       --------       --------
                               Net cash provided by operating activities                2,029          2,211          1,645
                                                                                    ---------       --------       --------
INVESTING             Investment purchases                                            (22,804)       (14,504)       (11,010)
ACTIVITIES            Investment dispositions and repayments                           19,062         12,155         10,290
                      Finance receivable originations and purchases                    (6,654)        (6,589)        (5,136)
                      Finance receivable principal payments received                    5,102          4,775          4,343
                      Net (increase) decrease in short-term investments                   (14)           444              7
                      Acquisitions                                                        (29)          (591)          (283)
                      Sale of non-strategic assets                                          -              -          1,047
                      Other, net                                                         (167)          (252)           (99)
                                                                                    ---------       --------       --------
                               Net cash used for investing activities                  (5,504)        (4,562)          (841)
                                                                                    ---------       --------       --------
FINANCING             Retirement Services and Life Insurance
ACTIVITIES               Policyholder account deposits                                  6,648          4,981          3,068
                         Policyholder account withdrawals                              (4,722)        (4,298)        (2,973)
                                                                                    ---------       --------       --------
                            Total Retirement Services and Life Insurance                1,926            683             95
                                                                                    ---------       --------       --------

                      Consumer Finance
                         Net increase in short-term debt                                  758            431            124
                         Long-term debt issuances                                       1,108          2,028            731
                         Long-term debt redemptions                                      (571)          (866)        (1,221)
                                                                                    ---------       --------       --------
                            Total Consumer Finance                                      1,295          1,593           (366)
                                                                                    ---------       --------       --------

                      Corporate
                         Net increase (decrease) in short-term debt                       325            937            (56)
                         Long-term debt issuance                                          150              -              -
                         Long-term debt redemptions                                      (100)          (354)          (133)
                         Issuances of preferred securities of subsidiaries                194              -            498
                         Common stock repurchases                                        (425)          (195)          (467)
                         Dividends on common and preferred stock                         (406)          (381)          (335)
                         Non-recourse obligation collateralized by bonds                  483              -              -
                         Other, net                                                       (14)           146             47
                                                                                    ---------       --------       --------
                            Total Corporate                                               207            153           (446)
                                                                                    ---------       --------       --------
                               Net cash provided by (used for)
                                 financing activities                                   3,428          2,429            (717)
                                                                                    ---------       --------       --------

NET CHANGE            Net increase (decrease) in cash                                     (47)            78             87
IN CASH               Cash at beginning of year                                           341            263            176
                                                                                    ---------       --------       --------
                               Cash at end of year                                  $     294       $    341       $    263
                                                                                    ---------       --------       --------

                      See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS




     1.  SIGNIFICANT ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of American General Corporation (American General) and its subsidiaries (collectively, the company or we). All material intercompany transactions have been eliminated in consolidation.

     Management must make estimates and assumptions that affect amounts reported in the financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from our estimates.

1.2 INVESTMENTS

     Fixed Maturity and Equity Securities. All fixed maturity and equity securities held at December 31, 1999, 1998, and 1997 were classified as available-for-sale and reported at fair value. We adjust related balance sheet accounts as if the unrealized gains (losses) had been realized, and record the net adjustment in accumulated other comprehensive income (loss) in shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and we consider the decline to be other than temporary, we reduce the security's amortized cost to its fair value and recognize a realized loss.

     Beginning in 1998, we held trading securities at various times and reported them at fair value. We held no trading securities at December 31, 1999 or 1998. Realized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 1999 or 1998.

     Mortgage Loans. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

     We consider loans to be impaired when collection of all amounts due under the contractual terms is not probable. The company generally looks to the underlying collateral for repayment of these loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

     Policy Loans. Policy loans are reported at unpaid principal balance.

     Investment Real Estate. We classify investment real estate as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

     Dollar Roll Agreements. Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. We account for dollar rolls as short-term collateralized financings and include the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 1999, 1998, or 1997.

     Investment Income. Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

     We recognize income on mortgage-backed securities using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, we calculate a new effective yield and adjust the net investment in the security accordingly. The adjustment is recognized in net investment income.

     Realized Investment Gains (Losses). Realized investment gains (losses) are recognized using the specific identification method.

1.3 SEPARATE ACCOUNTS

     Separate accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies predominantly with the contract holder. The liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statements of income and cash flows. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

1.4 FINANCE RECEIVABLES

     Finance Charges. Finances charges are recognized as revenue using the interest method. We stop accruing revenue when contractual payments are not received for four consecutive months for loans, retail sales contracts, and revolving retail accounts, and for six months for private label receivables. Extension fees, late charges, and prepayment penalties are recognized as revenue when received.

     Direct costs of originating loans, net of non-refundable points and fees, are deferred and included in the carrying amount of the related loans. The amount deferred is recognized as an adjustment to finance charge revenues, using the interest method over the lesser of the contractual term or the expected life based on prepayment experience. If loans are prepaid, any remaining deferral is charged or credited to revenue.

     Losses on Finance Receivables.We charge off finance receivables, except real estate loans, when minimal or no collections have been made for six months. For real estate loans, we initiate foreclosure proceedings when four monthly installments are past due. The carrying amount of a loan in excess of the fair value of the underlying real estate is charged off at foreclosure.

     The allowance for finance receivable losses is maintained at a level that we consider adequate to absorb anticipated losses in the existing portfolio. We periodically evaluate the portfolio on a pooled basis and consider factors such as economic conditions, portfolio composition, and loss and delinquency experience in our evaluation of the allowance.

1.5 DEFERRED POLICY ACQUISITION COSTS (DPAC)

     Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

     DPAC associated with interest-sensitive life insurance contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. We adjust the DPAC balance and related expense when our estimate of future gross profits changes significantly. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

     DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income (loss) in shareholders' equity.

     We review the carrying amount of DPAC on at least an annual basis. We consider estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses to determine whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.6 COST OF INSURANCE PURCHASED (CIP)

     The cost assigned to certain acquired subsidiaries' insurance contracts in force at the acquisition date is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 4.0% to 8.3%. CIP is charged to expense and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. We review the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7 GOODWILL

     Goodwill is charged to expense in equal amounts, generally over 40 years. We regularly review goodwill for indicators of impairment in value which we believe are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, we assess the fair value of the underlying business based on an independent appraisal and reduce goodwill to an amount that results in the book value of the subsidiary approximating fair value.

1.8 INSURANCE AND ANNUITY LIABILITIES

     Substantially all of the company's insurance and annuity liabilities relate to long-duration contracts. The company normally cannot change or cancel these contracts.

     For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges.

     Reserves for other contracts are based on our estimates of the cost of future policy benefits, using the net level premium method. Interest assumptions used to compute reserves ranged from 2.0% to 13.5% at December 31, 1999.

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

1.10 PARTICIPATING LIFE INSURANCE

     Participating life insurance accounted for approximately 10% of life insurance in force and premiums and other considerations in 1999, 1998, and 1997. The portion of earnings allocated to participating policyholders is excluded from net income and shareholders' equity.

     We determine annual dividends to be paid on participating life insurance contracts based on estimates of the contracts' earnings. Policyholder dividends were $84 million, $90 million, and $95 million in 1999, 1998, and 1997, respectively.

Notes to Financial Statements
In millions

1.11 REINSURANCE

     The company limits its exposure to loss on any individual life to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. We diversify our risk of reinsurance loss by ceding to a number of reinsurers that have strong financial strength ratings. If a reinsurer is not able to meet its obligations, the company remains liable. We consider the likelihood of a material reinsurance liability not being met by a reinsurer to be remote.

     The company records a receivable for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.12 STOCK-BASED COMPENSATION

     The company's long-term incentive plans provide for the award of stock options, restricted stock awards, and performance awards to key employees and directors. Stock options constitute the majority of awards. We recognize no expense for stock options since the market price equals the exercise price at the grant date.

     For restricted stock and performance awards, the grant date market value is amortized to expense over the vesting period. We adjust the expense to reflect changes in market value of our stock and anticipated performance levels for those awards with performance criteria.

1.13 INCOME TAXES

     Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using the enacted tax rates expected to be in effect when the temporary differences reverse. State income taxes are included in income tax expense.

     We provide a valuation allowance for deferred tax assets if it is more likely than not that some portion of the deferred tax asset will not be realized. We include in income any increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset. We include in accumulated other comprehensive income (loss) in shareholders' equity any changes in a valuation allowance related to fluctuations in fair value of available-for-sale securities.

1.14 DERIVATIVE FINANCIAL INSTRUMENTS

     Use of Derivatives. The company's use of derivative financial instruments is generally limited to reducing our exposure to interest rate and currency exchange risk. We use interest rate and currency swap agreements, treasury rate lock agreements, and options to enter into interest rate swap agreements. We account for these derivative financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

     Interest Rate and Currency Swap Agreements. Interest rate swap agreements convert specific investment securities from a floating-rate to a fixed-rate basis, or vice versa, and hedge against the risk of declining interest rates on anticipated security purchases. Interest rate swap agreements also convert a portion of floating-rate borrowings to a fixed rate and hedge against the risk of rising interest rates on anticipated debt issuances.

     Currency swap agreements convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specified exchange rates and hedge against currency rate fluctuations on anticipated security purchases.

     We record the difference between amounts paid and received on swap agreements as an adjustment to net investment income or interest expense, as appropriate, on an accrual basis over the periods covered by the agreements. The related amounts payable to, or receivable from, counterparties are included in other liabilities or other assets.

     The fair values of swap agreements are recognized in the balance sheet if they hedge investments carried at fair value or if they hedge anticipated purchases of such investments. Changes in the fair value of these swap agreements are reported in accumulated other comprehensive income (loss) in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the balance sheet.

     For swap agreements hedging anticipated investment purchases or debt issuances, we defer the net swap settlement amount or unrealized gain or loss and include it in the recorded amount of the anticipated transaction when it occurs.

     Swap agreements generally have terms of two to ten years. Gains or losses from early termination of a swap agreement are deferred and amortized into income over the remaining term of the related investment or debt. If the underlying investment or debt is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

     Treasury Rate Lock Agreements. Treasury rate lock agreements hedge against the risk of rising interest rates on anticipated debt issuances. These agreements provide for future cash settlements that are a function of specified U.S. Treasury rates. We account for treasury rate lock agreements in the same manner as interest rate swap agreements that hedge anticipated debt issuances.

     Swaptions. Options to enter into interest rate swap agreements limit the company's exposure to reduced spreads between investment yields and interest rates credited to policyholders should interest rates decrease or increase significantly over prolonged periods.

     During prolonged periods of decreasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of minimum rate guarantees on certain insurance and annuity contracts, which limit our ability to reduce interest crediting rates. Call swaptions, which allow the company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

     During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced if the company decides to increase interest crediting rates to limit surrenders. Put swaptions, which allow the company to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

     Premiums paid to purchase swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the related contracts and any unamortized premium is charged to income. If a swaption ceases to be an effective hedge, we recognize any related gain or loss in income.

1.15 EARNINGS PER SHARE

     Basic earnings per share is computed by dividing earnings available to common shareholders by average common shares outstanding. Diluted earnings per share is computed assuming the conversion of dilutive convertible preferred securities and the exercise of dilutive stock options.

1.16 FUTURE ACCOUNTING CHANGE

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be recognized at fair value in the balance sheet. Changes in the fair value of a derivative instrument will be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. We will adopt SFAS 133 on January 1, 2001. We do not expect adoption to have a material impact on the company's results of operations and financial position.

     2. ACQUISITIONS

2.1 ACCOUNTING FOR ACQUISITIONS

     With the exception of USLIFE Corporation (USLIFE), the company's acquisitions have been accounted for using the purchase method. Under this method, the results of operations for each acquisition are included in our income statement from the acquisition date. We allocate the purchase price of each acquisition to specific assets and liabilities based on our best estimate of their fair values at the acquisition date. The difference between the aggregate purchase price and the net assets acquired is recorded as goodwill.

     The acquisition of USLIFE was accounted for using the pooling of interests method. Accordingly, our financial statements include the results of operations, financial position, and cash flows of USLIFE for all periods presented.

2.2 1999 ACQUISITIONS

     On November 12, 1999, we acquired North Central Life Insurance Company, a credit life insurance company. On May 31, 1999, we acquired Standard Pacific Savings, F.A., which we renamed American General Bank, FSB. The combined purchase price of these acquisitions was $95 million.

2.3 1998 ACQUISITIONS

     Western National. Prior to 1997, the company acquired a 46% investment in Western National Corporation (Western National), the holding company of Western National Life Insurance Company, for $400 million cash. This investment was recorded on an equity basis.

     On February 25, 1998, we acquired the remaining 54% equity interest for $1.2 billion. The purchase price consisted of $580 million cash and 10.2 million shares of our common stock. In addition, the company issued options to acquire
1.4 million shares of our common stock to replace outstanding options to acquire Western National common stock. The fair value of these options was $37 million, excluding options surrendered for $10 million cash.

     We consolidated Western National's assets, liabilities, and results of operations in our financial statements effective January 1, 1998. Earnings attributable to minority interests through February 25, 1998 were reflected as a charge against 1998 income. Effective May 1, 1998, we changed Western National Life Insurance Company's name to American General Annuity Insurance Company.

     Coinsurance Transaction. On May 21, 1998, we acquired a block of individual annuity business in a coinsurance transaction with Provident Companies, Inc. This transaction increased invested assets and annuity liabilities of our retirement services division by $2.4 billion.

Notes to Financial Statements
In millions


2.4 1997 ACQUISITIONS

     USLIFE. On June 17, 1997, the company completed the acquisition of USLIFE in an all-stock merger transaction. We issued 39.0 million shares of common stock, with a market value of approximately $1.8 billion, in exchange for all USLIFE common shares.

     Home Beneficial Life. On April 16, 1997, we acquired Home Beneficial Life Insurance Company for $665 million. The purchase price consisted of $283 million cash and 9.5 million shares of our common stock.

2.5 NON-CASH ACTIVITIES

     Non-cash activities related to the above acquisitions that are not reflected in the cash flow statements were as follows:

                                1999       1998      1997
                                -----    -------    -------
Fair value of assets acquired   $ 396*   $ 9,732    $ 1,446
Liabilities assumed              (301)    (8,524)      (781)
Issuance of common stock          (66)      (580)      (382)
Issuance of stock options           -        (37)         -
                                -----    -------    -------
  Net cash paid                 $  29    $   591    $   283
                                -----    -------    -------

*    Includes $55 million of cash equivalents.

     3. OTHER CHARGES

3.1 LITIGATION SETTLEMENTS

     In fourth quarter 1999, we recorded a charge of $57 million ($36 million aftertax) for the proposed settlement of litigation associated with the financing of satellite dishes in the mid-1990s and other litigation. See Note
18.2 for further discussion of this litigation.

     In 1998, certain of our life insurance subsidiaries entered into agreements to resolve substantially all material pending market conduct class action lawsuits. Concurrently, we recorded a charge of $378 million ($246 million aftertax). The charge covered the cost of additional policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

     In 1997, two of our real estate subsidiaries settled a lawsuit related to certain loans and joint venture contracts, resulting in a charge of $50 million ($33 million aftertax).

3.2 MERGER-RELATED COSTS

     The company recorded the following expenses in 1997 related to the merger with USLIFE:

                                          Pretax       Aftertax
                                          ------       --------
Change in control costs                   $ 179         $ 155
Transaction costs                            22            22
Restructuring costs                          71            46
Deferred tax asset valuation allowance       -             24
                                          -----         -----
   Total                                  $ 272         $ 247
                                          -----         -----

     Change in Control Costs. Change in control costs covered primarily severance and supplemental retirement plan payments to USLIFE executives, payable under various USLIFE plans in effect prior to the merger. Substantially all change in control costs were paid as of December 31, 1998.

     Restructuring Costs. Restructuring costs related to the integration of USLIFE into the company's operations and the concurrent realignment of our life insurance division. Activity in the restructuring liability through 1999 was as follows:

                       Personnel Facilities   Asset
                        Costs      Costs    Write-off  Total
                        -----      -----    ---------  -----
Original liability       $34       $ 27       $ 10     $ 71
Charges                   (7)        (2)        -        (9)
                         ---       ----       ----     ----
Balance at
  December 31, 1997       27         25         10       62
Adjustments               (3)        (9)        12        -
Charges                   (9)        (4)       (19)     (32)
                         ---       ----       ----     ----
Balance at
  December 31, 1998       15         12          3       30
Charges                  (10)        (3)        (3)     (16)
                         ---       ----       ----     ----
Balance at
  December 31, 1999      $ 5       $  9       $  -     $ 14
                         ---       ----       ----     ----

     As of December 31, 1999, we had eliminated 687 positions and paid $26 million of personnel costs. The majority of the remaining liability for personnel costs is expected to be paid in 2000. The remaining liability for facilities costs consists of payments under long-term lease obligations, substantially all of which will be paid by 2001.

     Valuation Allowance. We recorded a valuation allowance for the deferred tax asset related to a portion of USLIFE's net operating loss carryforward since, as a result of the acquisition, it was more likely than not that some portion of the deferred tax asset would not be realized.

3.3 SALE OF NON-STRATEGIC ASSETS

     Losses recorded in 1997 related to the sale of non-strategic assets were as follows:

                                      Pretax       Aftertax
                                      ------       --------
Finance receivables                   $  42         $  27
Other non-strategic assets               71            46
                                      -----         -----
   Total                              $ 113         $  73
                                      -----         -----

     Other non-strategic assets included the company's land development operations and a Canadian life insurance subsidiary.

     4. INVESTMENTS

4.1 FIXED MATURITY AND EQUITY SECURITIES

     Valuation. Amortized cost and fair value of fixed maturity and equity securities at December 31 were as follows:

                                                            Gross                       Gross
                              Amortized Cost          Unrealized Gains            Unrealized Losses                Fair Value
                       -------------------------  -------------------------  ---------------------------   -------------------------
                        1999      1998    1997      1999     1998    1997     1999       1998      1997      1999     1998     1997
                       -------  -------  -------  -------  -------  -------  -------   -------   -------   -------  -------  -------
Fixed maturity
  securities
 Corporate bonds
Investment grade       $43,644  $41,019  $31,926  $   353  $ 2,809  $ 2,021  $(1,756)  $  (137)  $   (23)  $42,241  $43,691  $33,924
Below investment grade   3,542    3,286    1,892       33       93       73     (281)     (106)       (7)    3,294    3,273    1,958
 Mortgage-backed        13,013   12,422    8,919      117      605      514     (237)       (8)       (5)   12,893   13,019    9,428
 States/political
   subdivisions            809      627      546       10       44       33      (23)     --        --         796      671      579
 U.S. government           661      899      740       32      121       91       (8)       (1)     --         685    1,019      831
 Foreign governments       562      843      834       14       99       90       (7)       (2)       (4)      569      940      920
 Redeemable preferred
    stocks                 144      116      104        7        2        3       (4)     --        --         147      118      107
                       -------  -------  -------  -------  -------  -------  -------   -------   -------   -------  -------  -------
Total fixed maturity
  securities           $62,375  $59,212  $44,961  $   566  $ 3,773  $ 2,825  $(2,316)  $  (254)  $   (39)  $60,625  $62,731  $47,747
                       -------  -------  -------  -------  -------  -------  -------   -------   -------   -------  -------  -------
Equity securities      $   299  $   288  $    93  $    47  $    38  $    24  $    (7)  $    (1)  $    (1)  $   339  $   325  $   116
                       -------  -------  -------  -------  -------  -------  -------   -------   -------   -------  -------  -------

     Net Unrealized Gains (Losses).Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 were as follows:

                                1999       1998      1997
                               -------    -------    ------
Gross unrealized gains         $   613    $ 3,811    $2,849
Gross unrealized losses         (2,323)      (255)      (40)
DPAC and CIP fair value
  adjustments                      347     (1,073)   (1,052)
Deferred income taxes              107       (874)     (636)
Other, net                         (22)       (10)       48
                               -------    -------    ------
   Net unrealized gains
     (losses) on securities    $(1,278)   $ 1,599    $1,169
                               -------    -------    ------

     Maturities.The contractual maturities of fixed maturity securities at December 31, 1999 were as follows:

                                       Amortized    Fair
                                         Cost       Value
                                       ----------   -----
Fixed maturity securities, excluding
  mortgage-backed securities, due
   In one year or less                 $  1,386   $  1,391
   In years two through five              9,684      9,689
   In years six through ten              18,591     17,900
   After ten years                       19,701     18,752
Mortgage-backed securities               13,013     12,893
                                       --------   --------
     Total fixed maturity securities   $ 62,375   $ 60,625
                                       --------   --------

     Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. The company may sell investments before maturity to achieve corporate requirements and investment strategies.

4.2 MORTGAGE LOANS ON REAL ESTATE

     Diversification.Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the company generally requires loan-to-value ratios of 75% or less, based on our credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:

                                1999        1998       1997
                                ----        ----       ----
Geographic distribution
  Atlantic                        46%        51%        48%
  Central                         31         27         27
  Pacific and Mountain            23         22         25
                                 ---        ---        ---
   Total mortgage loans          100%       100%       100%
                                 ---        ---        ---
Property type
  Retail                          39%        39%        33%
  Office                          34         32         34
  Industrial                      14         15         18
  Apartments                       8          9         11
  Other                            5          5          4
                                 ---        ---        ---
   Total mortgage loans          100%       100%       100%
                                 ---        ---        ---

     Allowance.Activity in the allowance for mortgage loan losses was as follows:

                                 1999       1998       1997
                                 ----       ----       ----
Balance at January 1            $  34       $ 54       $ 84
Provision for mortgage
  loan losses                      (3)       (15)       (20)
Deductions                         (5)        (5)       (10)
                                -----       ----       ----
Balance at December 31          $  26       $ 34       $ 54
                                -----       ----       ----

Notes to Financial Statements
In millions

     Impaired Loans.Impaired mortgage loans were $24 million, $28 million, and $65 million at December 31, 1999, 1998, and 1997, respectively. Interest income related to impaired loans was $1 million in 1999, $3 million in 1998, and $4 million in 1997.

4.3 INVESTMENT INCOME

     Investment income was as follows:

                                 1999       1998       1997
                               -------    ------     ------
Fixed maturity securities      $ 4,676    $4,513     $3,523
Mortgage loans on real estate      293       326        319
Other                              331       307        265
                               -------    ------     ------
   Gross investment income       5,300     5,146      4,107
                               -------    ------     ------
Investment expense
  Real estate                       32        31         58
  Other                             36        20         29
                               -------    ------     ------
   Investment expense               68        51         87
                               -------    ------     ------
     Net investment income     $ 5,232    $5,095     $4,020
                               -------    ------     ------

     The carrying amount of investments that produced no investment income during 1999 was less than 1% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on our results of operations and financial position.

     Derivative financial instruments related to investment securities did not have a material effect on net investment income in 1999, 1998, or 1997.

4.4  REALIZED INVESTMENT GAINS (LOSSES)

     Realized investment gains (losses) were as follows:

                                1999       1998       1997
                               -------    ------     ------
Fixed maturity securities
  Gross gains                  $   251    $   64     $   57
  Gross losses                    (267)     (137)       (70)
                               -------    ------     ------
   Total fixed maturity
     securities                    (16)      (73)       (13)
                               -------    ------     ------

Equity securities
  Gross gains                        7         8          5
  Gross losses                      (1)        -         (1)
                               -------    ------     ------
   Total equity securities           6         8          4
                               -------    ------     ------

Mortgage loans on real estate        4        16         26
Investment real estate               1        10         14
Other long-term investments          3        73         19
DPAC/CIP amortization
  and investment expense           (17)      (28)       (10)
                               -------    ------     ------
     Realized investment
      gains (losses)           $   (19)   $    6     $   40
                               -------    ------     ------


4.5 CASH FLOWS FROM INVESTING ACTIVITIES

     Uses of cash for investment purchases were as follows:

                                 1999      1998      1997
                               -------   --------   -------
Fixed maturity securities      $21,894   $ 13,809   $10,489
Other                              910        695       521
                               -------   --------   -------
  Total                        $22,804   $ 14,504   $11,010
                               -------   --------   -------

     Sources of cash from investment dispositions and repayments were as follows:

                                 1999      1998      1997
                               -------   --------   -------
Fixed maturity securities
  Sales                        $14,042   $  7,535   $ 6,324
  Maturities                     1,875        613     1,038
  Calls and tenders              1,335      1,808     1,290
  Repayments of mortgage-
   backed securities             1,277      1,248       496
Mortgage loans                     345        667       795
Equity securities                   59         41        87
Other                              129        243       260
                               -------   --------   -------
  Total                        $19,062   $ 12,155   $10,290
                               -------   --------   -------

     5. FINANCE RECEIVABLES

5.1 DETAIL OF FINANCE RECEIVABLES

     Finance receivables, which we report net of unearned finance charges, were as follows at December 31:

                                 1999      1998      1997
                               -------   --------   -------
Real estate loans              $ 7,104   $  5,757   $ 4,155
Non-real estate loans            2,576      2,560     2,556
Retail sales finance             1,350      1,340     1,301
                               -------   --------   -------
  Total finance receivables     11,030      9,657     8,012
  Allowance for losses            (396)      (382)     (373)
                               -------   --------   -------
   Finance receivables, net    $10,634   $  9,275   $ 7,639
                               -------   --------   -------

5.2 ALLOWANCE FOR FINANCE RECEIVABLE LOSSES

     Activity in the allowance for finance receivable losses was as follows:

                                 1999      1998      1997
                               -------   --------   -------
Balance at January 1           $   382   $    373   $   395
Provision for finance
  receivable losses                207        212       248
Charge offs, net of recoveries    (207)      (220)     (270)
Allowance related to
  acquired receivables              14         17         -
                               -------   --------   -------
Balance at December 31         $   396   $    382   $   373
                               -------   --------   -------

5.3 CONTRACTUAL MATURITIES

     Contractual maturities of finance receivables at December 31, 1999 were as follows:

                                                      After
               2000     2001     2002   2003   2004    2004
              -------  ------  -------  -----  ----  -------
Maturities    $ 1,172  $1,409  $ 1,038  $ 619  $386  $ 6,406
              -------  ------  -------  -----  ----  -------

     Contractual maturities are not a forecast of future cash collections. A substantial portion of finance receivables may be renewed, converted, or repaid prior to maturity.

5.4 CASH COLLECTIONS

     Cash collections of principal were as follows:

                                1999       1998      1997
                               -------    ------    ------
Real estate loans
  Cash collections             $ 1,886    $1,553    $1,322
  % of average balances             30%       33%       36%
Non-real estate loans
  Cash collections             $ 1,519    $1,569    $1,537
  % of average balances             61%       62%       60%
Retail sales finance
  Cash collections             $ 1,697    $1,653    $1,484
  % of average balances            133%      127%      117%

5.5 GEOGRAPHIC CONCENTRATION

     The geographic concentration of finance receivables at December 31 was as follows:

                                 1999       1998       1997
                                 ----       ----       ----
California                        14%        15%        11%
North Carolina                     7          8          9
Florida                            6          6          6
Illinois                           6          6          5
Ohio                               6          6          6
Indiana                            5          5          5
Other                             56         54         58
                                 ---        ---        ---
  Total finance receivables      100%       100%       100%
                                 ---        ---        ---

     6. DEBT

6.1 SHORT-TERM DEBT AND CREDIT FACILITIES

     Short-term debt consists primarily of commercial paper. The weighted-average interest rates on short-term borrowings at December 31 were as follows:

                                1999       1998       1997
                                ----       ----       ----
Corporate                       6.0%       5.3%       6.1%
Consumer Finance                6.0        5.4        5.9

     The company uses unsecured bank credit facilities to support commercial paper borrowings. At December 31, 1999, we maintained unsecured committed credit facilities of $5.6 billion with a total of 49 domestic and foreign banks. There were no borrowings under these facilities at December 31, 1999. Interest rates are based on a money market index, and annual commitment fees range from five to seven basis points.

6.2 LONG-TERM DEBT

     Long-term debt at December 31 was as follows:

                                1999       1998       1997
                               -------    ------     ------
Corporate
  6.3% - 9.6%, through 2029    $ 1,188    $1,136     $1,341
Consumer Finance
  5.4% - 9.0%, through 2009    $ 5,717    $5,177     $4,011
                               -------    ------     ------


6.3 LONG-TERM DEBT MATURITIES

     Scheduled maturities of long-term debt for each of the next five years at December 31, 1999 were as follows:

                      2000    2001     2002   2003     2004
                     ------  ------   -----  ------- -------
Corporate            $  350  $     -  $    - $   100 $   149
Consumer Finance      1,289    1,264   1,079   1,039     276


6.4 INTEREST

     Interest paid was as follows:

                                1999       1998       1997
                               -------    ------     ------
Corporate                      $   193    $  186     $  150
Consumer Finance                   553       493        485

     Derivative financial instruments related to debt securities did not have a material effect on reported interest expense or the weighted-average borrowing rate in 1999, 1998, or 1997.

     7. INCOME TAXES

7.1 TAX EXPENSE

     Components of income tax expense were as follows:

                                1999       1998       1997
                               -------    ------     ------
Current
  Federal                      $   379    $  458     $  393
  State                              9        14         16
                               -------    ------     ------
   Total current                   388       472        409
Deferred                           276       (13)        38
                               -------    ------     ------
   Income tax expense*         $   664    $  459     $  447
                               -------    ------     ------

* Excludes tax benefit of $50 million, $54 million, and $45 million, respectively, primarily related to preferred securities of subsidiaries.

Notes to Financial Statements
In millions

     A reconciliation between the Federal income tax rate and the effective tax rate was as follows:

                                1999       1998      1997
                                ----       ----      ----
Federal income tax rate          35%        35%       35%
Tax-exempt investment
  income                         (1)        (2)       (2)
Goodwill                          1          1         1
State taxes, net                  -          1         1
Merger-related costs              -          -         7
                                 --         --        --
  Effective tax rate             35%        35%       42%
                                 --         --        --


7.2 DEFERRED TAX LIABILITIES

     Components of deferred tax liabilities and assets, included in income tax liabilities on the balance sheet, at December 31 were as follows:

                                 1999      1998      1997
                               -------   -------   -------
Deferred tax liabilities,
  applicable to
   Basis differential of
     investments               $     -   $ 1,303   $   987
   DPAC and CIP                  1,701     1,025       795
   Prepaid pension expense         112        96        87
   Other                           484       455       543
                               -------   -------   -------
     Total deferred tax
      liabilities                2,297     2,879     2,412
                               -------   -------   -------

Deferred tax assets,
  applicable to
   Basis differential of
     investments                  (493)        -         -
   Policy reserves                (943)     (810)     (612)
   Litigation settlements          (66)     (129)        -
   Other                          (424)     (418)     (520)
                               -------   -------   -------
   Gross deferred tax assets    (1,926)   (1,357)   (1,132)
   Valuation allowance             448        69        68
                               -------   -------   -------
     Total deferred tax
      assets, net               (1,478)   (1,288)   (1,064)
                               -------   -------   -------

      Net deferred tax
      liabilities              $   819   $ 1,591   $ 1,348
                               -------   -------   -------

     The 1999 deferred tax asset applicable to basis differential of investments was due to unrealized losses on securities. Since a portion of this deferred tax asset may not be realized, a valuation allowance of $381 million was provided at December 31, 1999. This valuation allowance had no income statement impact.

     The remaining deferred tax asset valuation allowances at year-end 1999, 1998, and 1997 were related to Federal and state income tax operating loss carryovers that we do not expect to utilize. At December 31, 1999, the company had operating loss carryovers for Federal income tax purposes of $65 million, which are available to offset future taxable income through 2012. The operating loss carryovers are predominantly associated with recently acquired companies; therefore, they are subject to certain limitations.

     A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $912 million at December 31, 1999. At current corporate income tax rates, the associated tax is $319 million. We have not recorded these deferred income taxes because we do not expect to make any distributions.

7.3 TAXES PAID

     Income taxes paid were as follows:

                                 1999       1998       1997
                                 ----       ----       ----
Federal                         $ 245       $361       $419
State                               8         17          9

7.4 TAX RETURN EXAMINATIONS

     American General and the majority of its subsidiaries file a consolidated Federal income tax return. The Internal Revenue Service (IRS) has completed examinations of our tax returns through 1988. During 1999, the company and the IRS reached a settlement of all contested issues through 1988, which resulted in a change in the tax basis of assets acquired in a 1988 taxable purchase business combination. To reflect the new tax basis, we reduced deferred tax liabilities by $70 million and reduced goodwill by the same amount.

     The IRS is currently examining our tax returns for 1989 through 1996. Although the final outcome of any issues raised is uncertain, we believe that the ultimate liability, including interest, will not exceed amounts recorded in the financial statements.

     8. BENEFIT PLANS

8.1 PENSION PLANS

     The company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

     At December 31, 1999, the plans' assets were invested as follows: (1) 71% in equity mutual funds managed outside the company; (2) 26% in fixed income mutual funds managed by one of our subsidiaries; (3) 1% in our common stock; and
(4) 1% in deposit administration insurance contracts issued by our subsidiaries. The benefit plans have purchased annuity contracts from our subsidiaries to provide approximately $59 million of future annual benefits to certain retirees.

     The company's funding policy is to contribute annually no more than the maximum amount deductible for Federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                1999       1998      1997
                               -------    ------    ------
Projected benefit
  obligation (PBO)             $   740    $  750    $  667
Plan assets at fair value        1,447     1,280     1,175
                               -------    ------    ------
Plan assets at fair value in
  excess of PBO                    707       530       508
Other unrecognized
  items, net                      (372)     (269)     (274)
                               -------    ------    ------
   Prepaid pension expense     $   335    $  261    $  234
                               -------    ------    ------

     The components of pension expense and underlying assumptions were as follows:

                                 1999       1998      1997
                               -------    ------    ------
Service cost (benefits earned) $    22    $   20    $   18
Interest cost                       55        50        46
Expected return on
  plan assets                     (117)      (95)      (85)
Amortization                        (1)        -         2
                               -------    ------    ------
   Pension expense (income)    $   (41)   $  (25)   $  (19)
                               -------    ------    ------

Discount rate on benefit
  obligation                      7.75%     7.00%     7.25%
Rate of increase in
  compensation levels             4.25%     4.25%     4.00%
Expected long-term rate
  of return on plan assets       10.35%    10.25%    10.00%
                               -------    ------    ------


8.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     We provide life, medical, supplemental major medical, and dental benefits for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The company reserves the right to change or eliminate these benefits at any time.

     The life plans are insured through December 31, 2000. The majority of the retiree medical and dental plans are unfunded and self-insured. The accrued liability for postretirement benefits was $163 million, $175 million, and $169 million at year-end 1999, 1998, and 1997, respectively. These liabilities were discounted at the same rates used for the pension plans. Postretirement benefit expense was $8 million in 1999, $7 million in 1998, and $8 million in 1997.

     9. STOCK AND INCENTIVE PLANS

9.1 STOCK OPTIONS

     Stock option activity was as follows:

                                    1999              1998                1997
                                   -------            ------            ------
                                   Average           Average             Average
                                   Exercise          Exercise           Exercise
Shares in thousands      Shares     Price    Shares   Price   Shares     Price
                         -----     ------    -----    ------   -----    ------
Balance at January 1     5,761     $44.82    3,637    $34.48   4,498    $26.14
Granted                  5,159      68.29    2,519     59.81   1,496     43.68
Granted for
  acquisition               -           -    1,384     24.78       -         -
Exercised                 (582)     38.43   (1,494)    25.63  (2,170)    23.13
Forfeited/expired         (489)     61.78     (285)    48.70    (187)    39.05
                         -----     ------    -----    ------   -----    ------
Balance at
  December 31            9,849     $56.65    5,761    $44.82   3,637    $34.48
                         -----     ------    -----    ------   -----    ------
Exercisable at
  December 31            3,369     $39.73    2,517    $31.36   2,028    $29.13
                         -----     ------    -----    ------   -----    ------

     Options may not be exercised within at least six months of, nor after 10 years from, grant date. During 1999, we added a reload feature to certain stock options. One reload option is granted for each previously-owned share of common stock tendered to exercise options. Reload options are exercisable for the remaining term of the original options. Information about options outstanding at December 31, 1999 was as follows:

                          Outstanding           Exercisable
                  -------------------------  ---------------
                           Average   Average         Average
   Range of       Shares  Remaining Exercise Shares Exercise
Exercise Prices   (000's)   Life      Price  (000's)  Price
---------------   -------   ----      -----  -------  -----
$18.72-$29.99        964      4      $23.44     958  $ 23.39
 30.00- 39.99        867      6       34.06     863    34.05
 40.00- 49.99        952      7       43.47     684    43.33
 50.00- 59.99      2,015      8       59.29     723    59.24
 60.00- 69.99      4,850      9       68.04     141    68.00
 70.00- 79.99        201     10       74.45       -        -
                   -----     --      ------   -----  -------
   Total           9,849      8      $56.65   3,369  $ 39.73
                   -----     --      ------   -----  -------

9.2 SHARES AVAILABLE

     Shares available for issuance under our stock and incentive plans totaled
13.1 million, 6.2 million, and 8.8 million, at December 31, 1999, 1998, and 1997, respectively.

9.3 PRO FORMA DISCLOSURES

     Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the grant date and recognized over the options' vesting period.

Notes to Financial Statements
In millions


Had we determined compensation expense using this method, net income and net income per share would have been as follows:

                                 1999       1998      1997
                               -------     -----      -----
Net income
  As reported                  $ 1,131     $ 764      $ 542
  Pro forma                      1,102       753        536
                               -------     -----      -----
Net income per share
  Basic
   As reported                 $  4.52     $3.02      $2.21
   Pro forma                      4.40      2.97       2.19
  Diluted
   As reported                    4.40      2.96       2.19
   Pro forma                      4.29      2.92       2.17
                               -------     -----      -----

     The average fair values of the options granted were $16.89 in 1999, $15.27 in 1998, and $10.41 in 1997. We estimated the fair value of each option at the grant date using a Black-Scholes option pricing model and the following assumptions:


                                 1999       1998      1997
                                 ----       ----      ----
Dividend yield                   2.5%       2.5%       3.0%
Expected volatility             24.4%      23.0%      22.0%
Risk-free interest rate          4.9%       5.7%       6.4%
Expected life                  6 years    6 years   6 years

     10. DERIVATIVE FINANCIAL STATEMENTS

10.1 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

     Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                1999       1998       1997
                                -----      -----     -----
Interest rate swap agreements
  to receive fixed rate
   Notional amount              $ 185      $ 474     $ 169
   Average receive rate          6.81%      6.24%     6.95%
   Average pay rate              6.59       5.48      6.39
Interest rate swap agreements
  to pay fixed rate
   Notional amount              $  55      $  55     $  15
   Average receive rate          7.64%      6.73%     6.74%
   Average pay rate              6.88       6.88      6.48
                                -----      -----     -----
Currency swap agreements
    Receive U.S. $/
     pay Canadian $
      Notional amount           $ 124      $ 124     $ 139
      Average exchange rate      1.50       1.50      1.50
   Receive U.S. $/
     pay Australian $
      Notional amount           $  23      $   -     $   -
      Average exchange rate      1.85          -         -
                                -----      -----     -----

     Interest rate swap agreements related to debt at December 31 were as follows:


                                1999       1998      1997
                               -------    ------    ------
Interest rate swap agreements
  to pay fixed rate
   Corporate
     Notional amount           $   400    $  400    $  400
     Average receive rate         5.13%     4.90%     5.72%
     Average pay rate             6.15      6.15      6.15
   Consumer Finance
     Notional amount           $ 1,295    $  935    $  940
     Average receive rate         5.40%     4.57%     5.69%
     Average pay rate             6.70      6.94      7.39

     Deferred settlement costs related to the termination of interest rate swaps in conjunction with anticipated debt issuances were $8 million, $9 million, and $10 million at December 31, 1999, 1998, and 1997, respectively.

10.2 TREASURY RATE LOCK AGREEMENTS

     In conjunction with anticipated debt issuances, we entered into treasury rate lock agreements with notional amounts of $123 million in 1998 and $390 million in 1997. We settled these agreements in the following years. Deferred settlement costs were $16 million at December 31, 1999 and $17 million at December 31, 1998. There were no treasury rate lock agreements outstanding at December 31, 1999.

10.3 SWAPTIONS

     Swaptions at December 31 were as follows:

                                1999       1998      1997
                              --------    ------    -----
Call swaptions
  Notional amount             $ 10,150    $3,875    $3,000
  Average strike rate             4.64%     4.07%     4.79%
Put swaptions
  Notional amount             $  6,600    $4,200    $    -
  Average strike rate             8.61%     8.33%        -%

     The swaptions outstanding at December 31, 1999 expire in 2000. Should the strike rates remain below market rates (for call swaptions) and above market rates (for put swaptions), the swaptions will expire and the company's exposure would be limited to the premiums paid. These premiums were immaterial.

10.4 CREDIT AND MARKET RISK

     Derivative financial instruments expose the company to credit risk in the event of nonperformance by counterparties. We limit this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. We do not expect any counterparty to fail to meet its obligation; however, nonperformance would not have a material impact on the company's results of operations and financial position.

     The company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

     11. DEFERRED POLICY ACQUISITIONS COSTS (DPAC)

     Activity in DPAC was as follows:

                                1999       1998       1997
                               -------    ------    -------
Balance at January 1           $ 3,253    $2,718    $ 2,954
Deferrals                        1,125       880        631
Accretion of interest              264       242        215
Consolidation of
  Western National                   -       157          -
Amortization                      (771)     (761)      (659)
Effect of net unrealized gains
  (losses) on securities         1,119        41       (406)
Other                              (10)      (24)       (17)
                               -------    ------    -------

Balance at December 31         $ 4,980    $3,253    $ 2,718
                               -------    ------    -------

     12. COST OF INSURANCE PURCHASED (CIP)

     Activity in CIP was as follows:

                                1999       1998       1997
                               -------    ------    -------
Balance at January 1           $   956    $  680    $   755
Additions from acquisitions         49       359         66
Accretion of interest               81        88         74
Consolidation of
  Western National                   -       125          -
Amortization                      (233)     (249)      (176)
Effect of net unrealized gains
  (losses) on securities           301       (62)       (55)
Other                               16        15         16
                               -------    ------    -------
Balance at December 31         $ 1,170    $  956    $   680
                               -------    ------    -------

     CIP amortization, net of accretion, expected to be recorded in each of the next five years is $138 million, $119 million, $105 million, $93 million, and $84 million.

     13. CAPITAL STOCK

13.1 CLASSES OF CAPITAL STOCK

     American General has two classes of capital stock: preferred stock ($1.50 par value, 60 million shares authorized) that may be issued in series with rights to be determined by the board of directors and common stock ($.50 par value, 800 million shares authorized). The only series of preferred stock outstanding is the 7% Convertible Preferred Stock. At December 31, 1999, approximately 18.3 million shares of common stock were reserved for issuance related to the conversion of convertible preferred securities and preferred stock and the issuance of stock under employee stock and incentive plans.

     Preferred share purchase rights attached to each share of common stock expired in 1999. These rights would have become exercisable only upon a change in control of the company.

13.2 CONVERTIBLE PREFERRED STOCK

     American General has 2.3 million shares of 7% Convertible Preferred Stock outstanding. On January 26, 2000, we announced the redemption of all outstanding shares on March 1, 2000. Holders will receive .8264 share of common stock for each share of preferred stock redeemed, for a total of 1.9 million common shares.

13.3 COMMON STOCK ACTIVITY

     Common stock activity was as follows:

In thousands                     1999      1998      1997
                               -------    -------   -------
Shares issued
  Balance at beginning of year 269,298    259,135   283,739
  Issuance for acquisition           -     10,163         -
  Retirement of USLIFE
   treasury shares                   -          -   (24,650)
  Conversion of convertible
   preferred stock                   -          -        46
                               -------    -------   -------
  Balance at end of year       269,298    269,298   259,135
                               -------    -------   -------

Treasury shares
  Balance at beginning of year (17,494)   (15,929)  (42,568)
  Share repurchases             (5,885)    (2,971)   (9,946)
  Issuance for acquisitions        839          -     9,462
  Retirement of USLIFE
   treasury shares                   -          -    24,650
  Issuance under employee
   benefit plans and other       1,302      1,406     2,473
                               -------    -------   -------
  Balance at end of year       (21,238)   (17,494)  (15,929)
                               -------    -------   -------
Outstanding at end of year     248,060    251,804   243,206
                               -------    -------   -------

     14. REDEEMABLE EQUITY

     Two of the company's wholly owned subsidiaries and three subsidiary trusts (collectively, subsidiaries) have issued preferred securities. The sole assets of these subsidiaries are Junior Subordinated Debentures (Subordinated Debentures) issued by American General and U.S. Treasury bonds. These subsidiaries have no independent operations. The Subordinated Debentures are eliminated in the company's consolidated financial statements.

     The interest terms and payment dates of the Subordinated Debentures held by the subsidiaries correspond to those of the subsidiaries' preferred securities. American General's obligations under the Subordinated Debentures and related agreements, when taken together, constitute a full and unconditional guarantee of payments due on the preferred securities. The Subordinated Debentures are redeemable, under certain conditions, at the option of the company on a proportionate basis.

Notes to Financial Statements

     Information about the preferred securities and the assets held by the issuing subsidiaries at December 31, 1999 was as follows:

                                                      American      American       American       American       American
                                       American        General       General        General        General        General
                                        General     Institutional Institutional    Capital,       Capital,       Delaware,
                                       Capital I      Capital B     Capital A       L.L.C.         L.L.C.         L.L.C.
                                      ----------     ----------    ----------     ----------     ----------      ----------
Preferred securities
  Securities issued and outstanding          8.0            0.5           0.5            8.6           11.5             5.0
  Par value                                 $200           $500          $500           $215           $287            $250
  Dividends paid                              $5            $41           $38            $17            $24             $15
  Date issued                             9/8/99        3/14/97       12/4/96        8/29/95         6/5/95          6/1/95
  Earliest/mandatory redemption dates  2004/2048      2046/2046     2045/2045      2000/2025*     2000/2025*      2003/2025
                                      ----------     ----------    ----------     ----------     ----------      ----------

Assets of issuing subsidiary
  Subordinated Debentures
   Principal                                $206           $516          $516           $269           $360            $313
   Interest rate                           7.875%         8.125%         7.57%         8.125%          8.45%              6%
   Mandatory redemption date                2048           2046          2045           2025           2025            2025
  U.S. Treasury bonds                          -              -             -     $        3     $        4      $        4
                                      ----------     ----------    ----------     ----------     ----------      ----------

*    Subject to possible extension to 2044.

     The preferred securities issued by American General Delaware, L.L.C. are each convertible into 1.2288 shares of our common stock at any time at the option of the holders. This conversion ratio is equivalent to a conversion price of $40.69 per share of common stock. Beginning May 31, 2000, we have the option to terminate this conversion right.

                    15. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts and fair values for certain of the company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of the company's assets and liabilities, including the values of underlying customer relationships and distribution systems, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                      1999                        1998                        1997
                                              ----------------------      ---------------------       ---------------------
                                                Fair        Carrying        Fair        Carrying        Fair       Carrying
                                                Value        Amount         Value        Amount         Value       Amount
                                              --------      --------      --------      -------       -------       -------
Assets
  Fixed maturity and equity securities        $ 60,964      $ 60,964      $ 63,056      $63,056       $47,863       $47,863
  Mortgage loans on real estate                  3,565         3,686         3,501        3,368         3,399         3,272
  Policy loans                                   2,283         2,375         2,448        2,329         2,196         2,156
  Short-term investments                           676           676           654          654           306           306
  Assets held in separate accounts              24,097        24,097        16,158       16,158        11,482        11,482
  Finance receivables, net                      10,634        10,634         9,275        9,275         7,639         7,639
Liabilities
  Insurance investment contracts                41,011        42,820        39,959       40,670        27,623        28,139
  Liabilities related to separate accounts      24,097        24,097        16,158       16,158        11,482        11,482
  Short-term debt                                6,421         6,421         5,293        5,293         3,830         3,830
  Long-term debt
   Corporate                                     1,168         1,188         1,222        1,136         1,407         1,341
   Consumer Finance                              5,641         5,717         5,342        5,177         4,117         4,011

     We used the following methods and assumptions to estimate the fair value of our financial instruments.

     Fixed Maturity and Equity Securities. Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, we estimated the fair values using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

     Mortgage Loans on Real Estate. We estimated the fair value of mortgage loans primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     Policy Loans. We valued policy loans using discounted cash flows and actuarially determined assumptions, incorporating market rates.

     Assets and Liabilities Related to Separate Accounts. We valued separate account assets and liabilities based on quoted net asset value per share of the underlying mutual funds.

     Finance Receivables, Net. Fair value of finance receivables, which approximated carrying amount, was estimated using projected cash flows, discounted at the weighted-average rates currently being offered for similar finance receivables.

     Insurance Investment Contracts. We estimated the fair value of insurance investment contracts using cash flows discounted at market interest rates.

     Debt. The fair value of short-term debt approximated its carrying amount. We estimated the fair value of long-term debt using cash flows discounted at current borrowing rates.

     Off-Balance Sheet Derivative Financial Instruments. Had we elected to terminate our interest rate swap and treasury rate lock agreements related to debt, we would have received $46 million at December 31, 1999, and we would have paid $61 million and $30 million at December 31, 1998 and 1997, respectively. These fair values were estimated using cash flows discounted at current market rates.

     16. REINSURANCE


     Reinsurance premiums included in premiums and other considerations were as follows:

                                 1999      1998       1997
                               -------    ------     ------
Direct premiums and other
  considerations               $ 4,023    $3,717     $3,542
Reinsurance assumed                303       373        119
Reinsurance ceded                 (554)     (485)      (299)
                               -------    ------     ------
  Premiums and other
   considerations              $ 3,772    $3,605     $3,362
                               -------    ------     ------

     Reinsurance recoveries on ceded reinsurance contracts were $348 million in 1999, $251 million in 1998, and $131 million in 1997.

     17. STATUTORY ACCOUNTING

     State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity of insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by our insurance subsidiaries did not have a material effect on their statutory equity at December 31, 1999.

     Statutory accounting practices differ from GAAP. Significant differences for our insurance subsidiaries were as follows:

                                 1999       1998      1997
                               -------    -------    ------
Statutory net income           $   996    $   760    $  791
Change in DPAC and CIP             476        213       112
Investment valuation
  differences                       (1)        87        23
Policy reserve adjustments        (105)       (33)      (21)
Deferred income taxes             (274)       (43)        7
Litigation settlements               -       (191)        -
Other, net                         115         12         1
                               -------    -------    ------
  GAAP net income              $ 1,207    $   805    $  913
                               -------    -------    ------
Statutory equity               $ 4,082    $ 3,857    $3,240
Asset valuation reserve            758        664       452
Investment valuation
  differences*                  (1,537)     3,450     2,640
DPAC and CIP                     6,139      4,198     3,388
Goodwill                         1,266      1,275       376
Non-admitted assets                242        197       140
Policy reserve adjustments         136        180       574
Deferred income taxes             (906)    (1,582)   (1,372)
Other, net                          34       (125)      (26)
                               -------    -------    ------
  GAAP equity                  $10,214    $12,114    $9,412
                               -------    -------    ------

*    Primarily GAAP unrealized gains (losses) on securities.

     18. RESTRICTIONS AND CONTINGENCIES

18.1 SUBSIDIARY DIVIDEND RESTRICTIONS

     Our insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as shareholder dividends without prior approval from their respective state insurance departments. Certain non-insurance subsidiaries are similarly restricted in the payment of dividends by long-term debt agreements. The amount of dividends available from subsidiaries during 2000 not limited by such restrictions is approximately $1.2 billion.

Notes to Financial Statements
In millions

18.2 LEGAL PROCEEDINGS

     Satellite Dish. In the mid-1990's, one of our subsidiaries, A.G. Financial Service Center, Inc. (formerly named American General Financial Center), provided financing for satellite dishes sold by independent unaffiliated dealers. On May 18, 1999, a Mississippi state court rendered a judgment against A.G. Financial Service Center for approximately $500,000 in compensatory damages and $167 million in punitive damages, in a lawsuit brought by 29 individuals who had each purchased a satellite dish. In August 1999, A.G. Financial Service Center voluntarily filed for bankruptcy.

     As part of the resolution process, certain settlement agreements were executed in January 2000. Accordingly, we recorded a charge of $57 million ($36 million aftertax) in fourth quarter 1999 to cover the proposed settlements of this and other litigation. Resolution of the satellite dish litigation is dependent upon a number of factors, including the bankruptcy court's approval of A.G. Financial Service Center's plan of reorganization. If court approvals are obtained and appeals are not taken, we expect that the settlements will be final in third quarter 2000.

     Workers' Compensation. Prior to our acquisition of USLIFE, one of its subsidiaries entered the workers' compensation reinsurance business in 1997. We discontinued writing new workers' compensation reinsurance business in 1998. Our largest contract was a quota share reinsurance agreement with Superior National Insurance Group (Superior National), effective May 1, 1998. On November 29, 1999, we initiated an arbitration proceeding to rescind this contract from its inception, based in part on misrepresentations and nondisclosures which we believe were made by Superior National. We plan to fully pursue all remedies through the arbitration process.

     Although we believe, on the advice of counsel, that the company will succeed in rescinding the contract, risks and uncertainties remain with respect to the ultimate outcome. However, in the unlikely event the company does not prevail in the arbitration, we do not expect the additional aftertax losses from our workers' compensation business to exceed $85 million, based on our current estimates. We believe that our ultimate loss, if any, related to our workers' compensation business will not have a material adverse effect on our future results of operations and financial position.

     Market Conduct. In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial settlements across the life insurance industry. Certain of our subsidiaries were defendants in similar class action lawsuits. In 1998, our life insurance subsidiaries entered into agreements to resolve substantially all of the material pending market conduct class action lawsuits. We recorded a charge of $378 million ($246 million aftertax) for additional policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs. All of these settlements were finalized in 1999.

     Other. The company is party to various other lawsuits and proceedings, arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims, claims filed by individuals who excluded themselves from market conduct settlements, and claims concerning the sale of industrial life insurance policies. In addition, many of these claims arise in jurisdictions, such as Alabama and Mississippi, that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, we believe that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

     19. DIVISION OPERATION

19.1 NATURE OF OPERATIONS

     We manage our business operations through three divisions, which are based on products and services offered.

     Retirement Services. Our retirement services division markets retirement products and services through two major distribution systems. Our financial advisors sell tax-qualified annuities and mutual funds to employees of educational, health care, and government entities, and other not-for-profit organizations. We also market non-qualified annuities through financial institution representatives at banks and other financial institutions.

     Life Insurance. Our life insurance division provides traditional, interest-sensitive, and variable life insurance and annuities through multiple distribution channels. The division's primary focus is the sale of life insurance and annuity products to individuals. We reach our customers through independent and career agents, as well as banks, broker dealers, and financial planners.

     Consumer Finance. Our consumer finance division provides a wide variety of consumer finance products, including mortgages, consumer loans, retail sales financing, and credit-related insurance. We market these products through a nationwide network of branch offices.

19.2 DIVISION RESULTS

     Results of each division include earnings from its business operations and earnings on that amount of equity considered necessary to support its business, and exclude goodwill amortization, net realized investment gains (losses), and non-recurring items. This methodology is consistent with the manner in which management reviews division results. Corporate operations include parent company expenses, the cost of corporate borrowings, and earnings on corporate assets. Division earnings information was as follows:

                                        Revenues                    Income before Taxes                 Net Income
                            -------------------------------    ----------------------------   -----------------------------
                              1999        1998       1997       1999       1998      1997       1999       1998      1997
                            --------    --------    -------    -------   -------    -------   -------     ------     ------
Retirement Services         $  3,570    $  3,095    $ 1,836    $   855   $   699    $   375   $   564     $  466    $   246
Life Insurance                 5,394       5,506      5,314      1,103     1,021        906       721        674        589
Consumer Finance               1,729       1,609      1,523        351       312        255       226        201        165
                            --------    --------    -------    -------   -------    -------   -------     ------     ------
Total divisions               10,693      10,210      8,673      2,309     2,032      1,536     1,511      1,341      1,000
                            --------    --------    -------    -------   -------    -------   -------     ------     ------

Corporate operations               5          35        214       (298)     (227)       (44)     (192)      (148)       (24)
Goodwill amortization                                              (48)      (45)       (24)      (48)       (45)       (24)
Net dividends on preferred
 securities of subsidiaries                                                                       (92)       (89)       (84)
Minority interest                                                                                   -        (11)         -

                                                                                              -------     ------     ------
 Operating earnings                                                                             1,179      1,048        868
Realized investment gains        (19)          6         40        (19)        6         40       (12)         4         27
Non-recurring items*               -           -          -        (57)     (443)      (435)      (36)      (288)      (353)
                            --------    --------    -------    -------   -------    -------   -------     ------     ------
Total                       $ 10,679    $ 10,251    $ 8,927    $ 1,887   $ 1,323    $ 1,073   $ 1,131     $  764     $  542
                            --------    --------    -------    -------   -------    -------   -------     ------     ------

* Includes litigation settlements, merger-related costs, and loss on sale of non-strategic assets described in Note 3. Also includes Y2K costs in 1998.

     Division balance sheet information was as follows:

                                               Assets                                             Liabilities
                            --------------------------------------------          ------------------------------------------
                              1999               1998              1997             1999             1998             1997
                            ---------         ---------          -------          ---------        --------         --------
Retirement Services*        $  65,744         $  55,659          $34,509          $  62,081        $ 52,395         $ 32,964
Life Insurance*                36,401            34,354           33,265             30,326          28,710           27,692
Consumer Finance*              12,311            10,807            8,924             10,975           9,619            7,957
                            ---------         ---------          -------          ---------        --------         --------
Total divisions               114,456           100,820           76,698            103,382          90,724           68,613
                            ---------         ---------          -------          ---------        --------         --------
SFAS 115 adjustment            (1,385)            2,473            1,805               (107)            874              636
Corporate and other*            2,376             1,814            2,117              3,828           2,910            2,062
                            ---------         ---------          -------          ---------        --------         --------
Total                       $ 115,447         $ 105,107          $80,620          $ 107,103        $ 94,508         $ 71,311
                            ---------         ---------          -------          ---------        --------         --------

*    Excludes fair value adjustment under accounting standard SFAS 115.

Notes to Financial Statements
In millions

     20. EARNINGS PER SHARE

     We calculate basic and diluted earnings per share as follows:

                                                                                 1999              1998               1997
                                                                               --------          --------           -------
Net income                                                                     $  1,131          $    764           $   542
Net dividends on convertible preferred stock                                         (6)               (6)               (6)
                                                                               --------          --------           -------
Basic earnings                                                                    1,125               758               536
Net dividends on dilutive securities
  Convertible preferred securities of subsidiary                                     11                11                11
  Convertible preferred stock                                                         6                 6                 -
                                                                               --------          --------           -------
   Diluted earnings                                                            $  1,142          $    775           $   547
                                                                               --------          --------           -------
Average basic shares outstanding                                                  249.1             251.3             242.1
Dilutive securities
  Convertible preferred securities of subsidiary                                    6.1               6.1               6.1
  Convertible preferred stock                                                       2.3               2.3                 -
  Stock options                                                                     1.3               1.6               1.0
  Restricted stock                                                                   .4                .2                 -
                                                                               --------          --------           -------
   Average diluted shares outstanding                                             259.2             261.5             249.2
                                                                               --------          --------           -------

Net income per share
  Basic                                                                        $   4.52          $   3.02           $  2.21
  Diluted                                                                          4.40              2.96              2.19
                                                                               --------          --------           -------

     21. QUARTERLY DATA (UNAUDITED)

     Selected quarterly financial data was as follows:

                                               1999                                                 1998
                           --------------------------------------------        -----------------------------------------------
                            4th           3rd         2nd          1st           4th           3rd           2nd          1st
                           ------       ------      ------       ------        -------       ------       --------      ------
Premiums and other
 considerations            $  906       $  952      $  990       $  924        $   920       $  916       $    891      $  878
Net investment income       1,335        1,300       1,312        1,285          1,305        1,284          1,280       1,226
Total revenues              2,670        2,676       2,713        2,620          2,627        2,589          2,556       2,479

Insurance and annuity
 benefits                   1,293        1,329       1,378        1,313          1,312        1,337          1,286       1,224
Operating costs and
 expenses                     428          407         416          392            442          382            385         382
Total benefits and expenses 2,232(a)     2,188       2,229        2,143          2,600(b)     2,173          2,104       2,051

Net income (loss)             257(a)       294         293          287              1(b)       255            264         244
                           ------       ------      ------       ------        -------       ------       --------      ------
Per common share
 Net income (loss)
  Basic                    $ 1.03       $ 1.18      $ 1.17       $ 1.14        $   .00       $ 1.00       $   1.03      $  .98
  Diluted                    1.01(a)      1.15        1.14         1.11            .00(b)       .98           1.01         .96
 Dividends paid               .40          .40         .40          .40           .375         .375           .375        .375
 Market price
High                           82 3/16      81 3/8      77 7/16      78 13/16       79           75 11/16       71 5/8      64 15/16
Low                            61 7/8       63          69 3/8       64 13/16       52 9/16      59 7/8         63 1/16     52 5/16
Close                          75 7/8       63 1/4      75 3/8       70 1/2         78           63 7/8         71 3/16     64 11/16
                           ------       ------      ------       ------        -------       ------       --------      ------
                                                 1997
                           -------------------------------------------------
                            4th            3rd            2nd          1st
                           ------        ------          -----        ------
Premiums and other
 considerations            $  890        $  839          $  832        $  801
Net investment income       1,037         1,010           1,002           971
Total revenues              2,324         2,235           2,226         2,142

Insurance and annuity
 benefits                   1,135         1,074           1,083         1,040
Operating costs and
 expenses                     383           353             344           343
Total benefits and expenses 1,940         1,851           2,272(c)      1,791

Net income (loss)             230           226            (124)(c)       210
                           ------        ------           -----        ------

Per common share
 Net income (loss)
  Basic                    $  .94        $  .92          $ (.52)       $  .87
  Diluted                     .92           .91            (.52)(c)       .85
 Dividends paid               .35           .35             .35           .35
 Market price
High                           56 1/4       54 3/4           49 5/8        44 5/8
Low                            46 9/16      46 13/16         36 1/2        39 3/8
Close                          54 1/16      51 7/8           47 3/4        40 3/4
                           ------         ------           ----        ------

(a) Includes litigation settlements of $57 million pretax ($36 million aftertax or $.14 per share).

(b) Includes litigation settlements of $378 million pretax ($246 million aftertax or $.98 per share).

(c) Includes litigation settlement, merger-related costs, and loss on sale of non-strategic assets totaling $435 million pretax ($353 million aftertax or $1.46 per share).

REPORT OF INDEPENDENT AUDITORS


To The Board of Directors and Shareholders American General Corporation

   We have audited the accompanying consolidated balance sheet of American General Corporation and subsidiaries as of December 31, 1999, 1998, and 1997, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Corporation and subsidiaries as of December 31, 1999, 1998, and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



/s/ ERNST & YOUNG LLP

Houston, Texas
February 18, 2000