Form 10-K405, Exhibit 13
period 2000-12-31
AMERICAN GENERAL CORP /TX/
filed 2001-03-28
CIK 5103

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================

For the three years ended December 31, 2000
In millions

   Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page 38.

                              CONSOLIDATED RESULTS

                            Summary Income Statement


                                  2000           1999           1998
                                --------       --------       --------
Retirement Services             $    661       $    564       $    466
Life Insurance                       770            721            674
Consumer Finance                     247            226            201
                                --------       --------       --------
Business division earnings         1,678          1,511          1,341
Corporate capital costs             (258)          (228)          (216)
Corporate expense                    (62)           (56)           (32)
Goodwill amortization                (48)           (48)           (45)
                                --------       --------       --------
OPERATING EARNINGS                 1,310          1,179          1,048
Investment gains (losses)           (114)           (12)             4
Non-recurring items*                (193)           (36)          (288)
                                --------       --------       --------
Net income                      $  1,003       $  1,131       $    764
                                --------       --------       --------

*Includes litigation settlements, other charges, and certain Y2K costs.


OPERATING EARNINGS
PER SHARE


     Year      $ per share
     ----      -----------
      98           2.02
      99           2.30
      00           2.58



ASSETS*


     Year      $ in billions
     ----      -------------
      98         102.662

      99         116.876

      00         120.360

*Excludes fair value adjustment.

[Pie Chart]

BUSINESS DIVISION EARNINGS


Retirement Services      39%

Life Insurance           46%

Consumer Finance         15%

[Pie Chart]

BUSINESS DIVISION ASSETS


Retirement Services      57%

Life Insurance           32%

Consumer Finance         11%

   Overview. American General Corporation (American General) and its subsidiaries (collectively, the company or we) is a diversified financial services organization with assets in excess of $120 billion and a market capitalization of $21 billion at December 31, 2000. We are a leading provider of retirement services, life insurance, consumer loans, and investments to over 12 million customers.

   Our operating earnings per share increased 12% to $2.58 in 2000, which is within our long-term objective of 12%-14% growth. We anticipate a comparable increase in operating earnings per share in 2001. Our financial highlights for the three years ended December 31, 2000, restated to reflect a two-for-one stock split subsequent to year end, were as follows:


                                2000           1999           1998
                             ---------       --------       ---------
Revenues and deposits        $  22,368       $ 20,232       $  17,653
Operating earnings               1,310          1,179           1,048
Per share
  Operating earnings              2.58           2.30            2.02
  Shareholders' equity*          16.07          15.43           14.36
Assets*                        120,360        116,876         102,662
Return on equity*                 16.7%          16.0%           15.4%

*Excludes fair value adjustment under accounting standard SFAS 115.

   Reporting Structure. During the three years ended December 31, 2000, we managed our business operations in three divisions - retirement services, life insurance, and consumer finance - based on products and services offered. Consistent with the manner in which we review and evaluate the divisions, results of each division include earnings from its operations and earnings on the amount of equity we consider necessary to support its business. Corporate capital costs, goodwill amortization, investment gains (losses), and non-recurring items are excluded from division results. Division assets and liabilities exclude the fair value adjustment under Statement of Financial Accounting Standards (SFAS) 115 and goodwill.

   To better respond to market demands and capitalize on opportunities for growth, we recently announced the realignment of our organization into two strategic business groups - Financial Services and Asset Accumulation. Our new Financial Services group will include the life insurance and consumer finance businesses, while the Asset Accumulation group will encompass our retirement services and asset management businesses. During first quarter 2001, we will finalize our reporting structure for the two business groups.





                                                    2000 ANNUAL REPORT   page 23

MANAGEMENT'S DISCUSSION AND ANALYSIS
In millions

                               RETIREMENT SERVICES

                         Retirement Services Highlights


                            Summary Income Statement


                                 2000           1999           1998
                               --------       --------       --------
Fixed margin                   $  1,009       $    938       $    792
Variable fees                       239            185            136
Asset management fees                59             36             25
Other revenue                        73             34             28
                               --------       --------       --------
Net revenues                      1,380          1,193            981
                               --------       --------       --------
Operating expenses                  378            332            247
Commissions                         414            366            258
Change in DPAC/CIP                 (414)          (360)          (223)
                               --------       --------       --------
Total expenses                      378            338            282
                               --------       --------       --------
Pretax earnings                   1,002            855            699
Income taxes                        341            291            233
                               --------       --------       --------
DIVISION EARNINGS              $    661       $    564       $    466
                               --------       --------       --------

EARNINGS


Year      $ in millions
----      -------------
 98            466

 99            564

 00            661

ASSETS UNDER MANAGEMENT
Average, $ in billions



Year      Invested Assets      Separate Accounts       Mutual Funds
----      ---------------      -----------------       ------------
98             33.90                  12.60                 .2

99             39.80                  17.50                 .8

00             43.0                   22.20                2.400

NET REVENUES


Year           $ in billions
----           -------------
 98                 .981

 99                1.193

 00                1.380


DEPOSITS
$ in billions


Year          Fixed         Variable        Mutual Funds
----          -----         --------        ------------
98             3.9            2.50             0.00

99             5.00           3.00             0.30

00             5.60           3.30             0.90

   Our retirement services division is a leading provider of retirement products and services, and ranks as the nation's third-largest writer of annuities. We market our products through two major distribution systems. Tax-qualified annuities and mutual funds are sold by our 1,900 financial advisors to employees of educational, health care, and government entities and other not-for-profit organizations. Non-qualified annuities are sold through 37,000 representatives of over 300 banks and other financial institutions, as well as through 22,000 agents, including 15,000 in our life insurance division.

   We classify annuity receipts as fixed or variable deposits depending on the investment option selected by the customer. Fixed deposits are invested in our general account investment portfolio. The difference between investment income we earn on these invested assets and interest credited to the policyholder accounts is our fixed margin. Fixed investment spread measures this difference in terms of interest rates.

   Variable deposits are invested in separate account mutual funds in accordance with the policyholder's instructions. A key feature of these deposits is that the investment risk lies predominantly with the policyholder, rather than the company. Separate accounts fluctuate as a result of deposits, surrenders, benefits, and changes in market value of the underlying mutual funds. Separate accounts generate earnings through variable fees, primarily mortality and expense charges, and asset management fees. These fees are based on the account balances.

   We also sell mutual funds to group retirement plans, as well as to individuals on a retail basis. Although these assets are not on our balance sheet, they generate asset management and plan administration fees. We earn gross dealer concessions from distributing retail mutual funds.

   Earnings. Retirement services earnings are a function of the level of our managed assets, fixed margin, variable fees, asset management fees, and operating expenses. Division earnings increased 17% in 2000 and 21% in 1999 due to growth in assets under management, as well as wider fixed investment spread and higher asset management fee rates.

   Assets Under Management. The division's assets under management include invested assets, separate accounts, and mutual funds. Average assets under management increased 16% in 2000 and 25% in 1999. Assets under management were as follows:


                              2000          1999          1998
                            --------      --------      --------
Average
 Invested assets            $ 43,056      $ 39,819      $ 33,929
 Separate accounts            22,170        17,545        12,578
 Mutual funds                  2,364           766           166
                            --------      --------      --------
 Total                      $ 67,590      $ 58,130      $ 46,673
                            --------      --------      --------
Balance at December 31      $ 66,602      $ 63,552      $ 53,346
                            --------      --------      --------


page 24    AMERICAN GENERAL

   General Account. Activity in our general account reserves was as follows:


                              2000           1999           1998
                            --------       --------       --------
Balance at January 1        $ 39,714       $ 36,792       $ 32,233
Deposits                       5,558          5,011          3,909
Interest credited              2,209          2,034          1,962
Surrenders                    (3,559)        (2,715)        (2,153)
Benefits and other            (1,720)        (1,408)           841
                            --------       --------       --------
Balance at December 31      $ 42,202       $ 39,714       $ 36,792
                            --------       --------       --------

   Fixed deposits grew 11% in 2000, despite the competitive interest rate environment. The 28% growth in fixed deposits in 1999 resulted from exceptional growth in sales of fixed annuities through banks.

   Fixed Margin. Net investment income and the components of fixed investment spread were as follows:


                                  2000            1999            1998
                                ---------       ---------       ---------
Net investment income           $   3,218       $   2,972       $   2,753
                                ---------       ---------       ---------
Average investment yield             7.80%           7.72%           7.96%
Average crediting rate               5.39            5.35            5.87
                                ---------       ---------       ---------
  Fixed investment spread            2.41%           2.37%           2.09%
                                ---------       ---------       ---------

   The higher level of invested assets in 2000 generated 8% growth in net investment income and a $71 million increase in fixed margin. The fluctuations in investment yield reflected changes in market interest rates and investment mix, as well as lower prepayment-related income. Crediting rates were adjusted to reflect changes in market conditions, including both interest rates and the competitive environment.

   Separate Accounts. Activity in the separate accounts was as follows:


                                  2000           1999           1998
                                --------       --------       --------
Balance at January 1            $ 21,594       $ 14,794       $ 10,599
Deposits                           3,329          2,982          2,451
Change in market value            (3,394)         4,533          2,043
Surrenders                        (1,242)          (821)          (530)
Benefits and other                  (203)           106            231
                                --------       --------       --------
Balance at December 31          $ 20,084       $ 21,594       $ 14,794
                                --------       --------       --------

   Variable deposits grew 12% in 2000 and 22% in 1999, reflecting the continuing popularity of variable investment options provided through our group retirement plans. Average separate account assets increased 26% in 2000 and 39% in 1999. These strong returns were moderated by a $3.1 billion decline in market value in fourth quarter 2000.

   Mutual Funds. Our acquisition of the North American Funds retail mutual fund operation in March 2000 increased our mutual funds under management $1.1 billion. Deposits in 2000 increased $678 million to $955 million due to the acquisition and growth in our group mutual fund business.

   Variable and Asset Management Fees. Variable fees as a percentage of average separate account assets were 1.08%, 1.06%, and 1.08% in 2000, 1999, and 1998, respectively. Asset management fees as a percentage of average separate account and mutual fund assets under management increased to .24% in 2000 from .19% in 1999 and .20% in 1998, reflecting more favorable revenue-sharing agreements with third-party asset managers.

   Other Revenue. Surrender charges and surrender ratios were as follows:


                               2000         1999         1998
                              ------       ------       ------
Surrender charges             $   40       $   30       $   25
                              ------       ------       ------
Surrender ratio
  Fixed                         9.67%        7.86%        7.15%
  Variable                      5.73         4.78         4.20


   Increases in surrender charges and surrender ratios were due to competitive factors and the expiration of surrender charge periods for a growing number of policies. Gross dealer concessions, which represent distribution fees we receive primarily from third-party retail mutual funds, were $14 million in 2000.

   Operating Expenses. Operating expenses included a $43 million software write-off in 2000. The operating expense ratio, excluding this write-off, was
 .50% of average assets under management in 2000, compared to .57% in 1999 and .52% in 1998. The 1999 expense ratio increased as a result of new marketing and customer service initiatives.

   Deferred Policy Acquisition Costs. Deferred policy acquisition costs (DPAC) and cost of insurance purchased (CIP) are amortized in proportion to current and expected future gross profits. We recorded adjustments to DPAC and CIP in 2000 to reflect revisions to underlying interest spread and surrender assumptions to more closely approximate past and expected future experience. These adjustments reduced amortization expense $48 million.

   Outlook. Although the decline in the equity markets in fourth quarter 2000 may impact growth in variable fees and asset management fees, we expect growth in sales and deposits, as well as operating efficiencies, to contribute to continued strong earnings growth.

   As demographics change and more Americans approach retirement, we anticipate a growing demand for our integrated retirement solutions. We are leveraging our strong individual customer and group relationships to offer more comprehensive financial planning services and products in the tax-qualified market. In addition, we are positioning ourselves to be the premier provider in the government market as individuals shift from defined benefit to defined contribution plans. We are leveraging our position as the number one provider of fixed annuities to financial institutions to expand the distribution of variable annuities.


                                                   2000 ANNUAL REPORT   page 25

MANAGEMENT'S DISCUSSION AND ANALYSIS
In millions


                                 LIFE INSURANCE

                           Life Insurance Highlights


                            Summary Income Statement

                                    2000          1999          1998
                                   -------       -------       -------
Premiums and insurance
 charges                           $ 3,014       $ 3,022       $ 3,113
Net investment income                2,198         2,199         2,240
Other income                           218           173           153
                                   -------       -------       -------
Total revenues                       5,430         5,394         5,506
                                   -------       -------       -------
Insurance and annuity
 benefits                            2,860         2,846         2,959
Operating expenses                     659           705           720
Commissions                            835           856           797
Change in DPAC/CIP                     (88)         (116)            9
                                   -------       -------       -------
Total expenses                       4,266         4,291         4,485
                                   -------       -------       -------
Pretax earnings                      1,164         1,103         1,021
Income taxes                           394           382           347
                                   -------       -------       -------
DIVISION EARNINGS                  $   770       $   721       $   674
                                   -------       -------       -------

EARNINGS


Year      $ in millions
----      -------------
 98            674

 99            721

 00            770

ASSETS


Year      $ in billions
----      -------------
98        34.354

99        36.401

00        37.308


DIRECT PREMIUMS AND DEPOSITS
$ in billions


Year       Life Insurance           Other
----       --------------           -----
 98            3.188                1.289

 99            3.571                1.353

 00            3.615                1.435


LIFE INSURANCE IN FORCE


Year           $ in billions
----           -------------

 98               340.951

 99               364.104

 00               388.470

   Our life insurance division is a leading provider of life insurance products used for financial and estate planning and wealth transfer, and ranks as the nation's second-largest issuer of life insurance policies. We distribute our products and services through independent and career agent distribution systems. Our primary focus is our independent distribution system, which includes 33,000 independent agents and strategic alliance partnerships with independent broker/dealers, banks, and financial planners. We distribute a broad portfolio of life insurance products, as well as fixed and variable annuities. Our independent distribution channels market this portfolio to middle- and upper-income individuals, small business owners, and corporations. Our 4,500 career agents market products to moderate- and middle-income customers.

   When interest-sensitive life insurance and annuities are sold, the premiums and deposits we receive are invested in our general account investment portfolio. We manage investment spread by seeking to optimize the return on these invested assets and, when appropriate, resetting the interest rates credited to policyholder liabilities.

   Deposits received on variable life and annuity products are held in separate accounts. Revenues from these policies consist of mortality and expense charges and asset management fees.

   Earnings. The division's profitability is driven by growth in insurance in force and insurance and annuity liabilities, as well as interest spread, mortality and persistency experience, and operating expenses. Division earnings increased 7% in both 2000 and 1999. These increases reflected lower operating expenses and higher insurance in force, which grew 7% each year to over $388 billion at year-end 2000.

   Sales. Sales, which represent annualized premium and deposits for new products issued, were as follows:


                                    2000      1999      1998
                                    ----      ----      ----
Individual life
 Independent distribution           $415      $371      $345
 Career agent distribution           119       163       164
Annuities                            837       659       523
Corporate markets                    275       385       103
Group and credit                     169       138       140


   Individual life sales through our independent distribution channels increased 12% in 2000 and 8% in 1999 as we focused on making our interest-sensitive life, term life, and variable life product lines more competitive.

   During 2000, we initiated a number of changes to reposition our career agent distribution channel for future growth. We eliminated unproductive agents, de-emphasized home collection of premiums for new sales, raised underwriting standards, and introduced new life insurance products to this channel. We also stopped selling certain less profitable


page 26    AMERICAN GENERAL
lines of business. As expected, sales and premiums in the career agent channel decreased during this period of transition.

   Annuity sales grew 27% and 26% in 2000 and 1999, respectively, driven by sales of variable annuities through financial institutions. In addition, our life insurance division sold $432 million of annuities manufactured and reported by our retirement services division in 2000, up from $50 million in 1999.

   We market other products in addition to our core individual life and annuities. Sales of bank-owned and corporate-owned life insurance products fluctuated due to the large size of these cases. Group and credit sales increased 23% in 2000 due to our expanding partnerships in employer and financial institution markets.

   Policyholder Accounts. The balances in our customer account liabilities were as follows:


                                    2000         1999         1998
                                   -------      -------      -------
General account                    $25,941      $26,303      $25,671
Separate accounts                    3,151        2,503        1,364
                                   -------      -------      -------
 Balance at December 31            $29,092      $28,806      $27,035
                                   -------      -------      -------

   The decline in the general account liability in 2000 resulted from fixed annuity surrenders, transfers to separate accounts, and run-off of discontinued business lines. Separate accounts reflected strong sales of variable products and transfers from the general account, as well as changes in market value.

   Direct premiums and deposits (before net reinsurance) were as follows:


                               2000        1999        1998
                              ------      ------      ------
Life insurance                $3,311      $3,141      $3,100
Annuities                        861         704         601
Corporate markets                304         430          88
Other                            574         649         688
                              ------      ------      ------
 Total                        $5,050      $4,924      $4,477
                              ------      ------      ------

   Direct life insurance premiums and deposits increased 5% in 2000 due to increased sales in our independent distribution channel. The increase in annuity deposits arose primarily from sales of variable annuities through financial institutions. Corporate market deposits fluctuated in line with sales. Other direct premiums and deposits, which included discontinued lines, declined 11%.

   Investment Spread. We seek to maximize the return on invested assets, subject to our asset/liability management and credit quality requirements. Investment spread was as follows:


                                      2000       1999       1998
                                      ----       ----       ----
Average investment yield              8.14%      8.21%      8.50%
Average crediting rate                5.89       5.90       5.96
                                      ----       ----       ----
 Fixed investment spread              2.25%      2.31%      2.54%
                                      ----       ----       ----

   Investment yield decreased in 2000 and 1999, reflecting lower market interest rates and reduced prepayment-related income. We decreased the rates credited to policyholders' accounts in 2000 and 1999, partially reducing the effect of the yield declines on the fixed investment spread. We have the ability, subject to certain minimum rate guarantees, to adjust crediting rates on approximately 58% of the division's insurance and annuity liabilities.

   Mortality and Persistency. We manage mortality and persistency through product design, prudent underwriting, and our agent selection standards. Death claims per $1,000 in force and premium termination rates were as follows:


                                      2000         1999         1998
                                     ------       ------       ------
Death claims/$1,000 in force         $ 3.82       $ 3.66       $ 3.60
Premium termination rate              12.42%       12.71%       12.58%


   The increase in death claims per $1,000 reflects the increasing average age of the in force business and higher mortality on business in the career agent channel. Mortality and persistency are expected to fluctuate and, overall, experience remained within pricing assumptions.

   Operating Expenses. We improved the ratio of operating expenses to direct premiums and deposits to 13.0% in 2000, compared to 14.3% in 1999 and 16.1% in 1998. Operating costs declined in 2000 as a result of our ongoing shared service initiatives, reduction of certain postretirement benefits, and lower premium tax expense. Operating expenses in 1999 included costs of terminating certain reinsurance arrangements and Y2K initiatives, offset by lower pension and employee benefit expenses.

   Deferred Policy Acquisition Costs. During 2000, we reduced the amortization rate for certain deferred costs due to our revised assumptions about the profitability of certain product lines. These revisions were required to reflect lower expenses from improved operating efficiencies, better-than-expected mortality and interest spreads, and higher surrenders in our career agent channel. The 1999 change in DPAC/CIP reflected higher deferrals related to a change in our agent compensation plan and strong corporate market sales.

   Outlook. We anticipate continued sales growth in 2001 through introduction of new products and development of additional strategic alliance partnerships in our independent distribution channels. We expect increasing business in the upper-income markets through estate and wealth transfer planning and sales of corporate and private placement life insurance.

   Our broad product portfolio provides solutions to meet customer needs, regardless of the changing economic environment. We intend to maintain our focus on operating efficiencies and cost control, while continuing to grow the level of life insurance in force. We expect these activities to contribute to continued earnings growth.

                                                      2000 ANNUAL REPORT page 27

MANAGEMENT'S DISCUSSION AND ANALYSIS
In millions

                                CONSUMER FINANCE

                          Consumer Finance Highlights


                            Summary Income Statement


                                      2000        1999        1998
                                     ------      ------      ------
Finance margin                       $  925      $  881      $  842
Other income, net*                      162         160         147
                                     ------      ------      ------
Net revenues                          1,087       1,041         989
                                     ------      ------      ------
Operating expenses                      496         483         465
Provision for loan losses               206         207         212
                                     ------      ------      ------
Total expenses                          702         690         677
                                     ------      ------      ------
Pretax earnings                         385         351         312
Income taxes                            138         125         111
                                     ------      ------      ------
DIVISION EARNINGS                    $  247      $  226      $  201
                                     ------      ------      ------

*Primarily income from credit-related insurance products.

EARNINGS


Year      $ in millions
----      -------------
 98            201

 99            226

 00            247

FINANCE RECEIVABLES
Average, $ in billions


Year         Real Estate           Other
----         -----------           -----
 98            4.681               3.838

 99            6.228               3.781

 00            7.211               4.198


FINANCE MARGIN


Year      $ in billions
----      -------------
 98           0.842

 99           0.881

 00           0.925

CHARGE-OFF RATIO


Year      % of average finance receivables
----      --------------------------------
 98                   2.6

 99                  2.08

 00                  1.81


   Our consumer finance division provides a wide variety of consumer finance products, including mortgages, consumer loans, retail sales finance, and credit-related insurance, to over 2 million customers. In addition to marketing these products through our nationwide network of 1,340 branch offices, we introduced an Internet-based lending system this year. We supplement receivables growth from internally generated loans with bulk purchases of loan portfolios. We fund our finance receivables primarily by issuing fixed-rate debt and floating-rate commercial paper.

   Earnings. Division earnings are a function of the amount and mix of finance receivables, interest spread, credit quality, and operating expenses. Earnings increased 9% to $247 million in 2000 and 12% in 1999 as a result of growth in our receivables portfolio, improved credit quality, and operating efficiencies, partially offset by lower interest spread. The lower percentage increase in 2000 was due to higher borrowing costs and lower yields on finance receivables, reflecting our continued focus on real estate loans as a significant portion of our portfolio.

   Finance Receivables. Different types of loans have different degrees of risk, which are reflected in the finance charges we earn. For example, loans secured by real estate have less risk and generally carry lower interest rates. Over the past five years, we increased the percentage of real estate loans in our portfolio from 35% to 62%.

   The mix of finance receivables at December 31 was as follows:


                                       2000           1999           1998
                                     --------       --------       --------
Real estate loans                    $  7,280       $  7,104       $  5,757
Non-real estate loans                   3,027          2,576          2,560
Retail sales finance                    1,454          1,350          1,340
                                     --------       --------       --------
 Total finance receivables             11,761         11,030          9,657
Allowance for losses                     (383)          (396)          (382)
                                     --------       --------       --------
Finance receivables, net             $ 11,378       $ 10,634       $  9,275
                                     --------       --------       --------
Average finance receivables          $ 11,409       $ 10,009       $  8,519
                                     --------       --------       --------

   Activity in our finance receivable portfolio was as follows:


                                      2000           1999           1998
                                    --------       --------       --------
Balance at January 1                $ 11,030       $  9,657       $  8,012
Originations and renewals              6,732          6,208          5,790
Purchases, net of sales                  923          1,728          1,921
Repayments                            (6,718)        (6,356)        (5,846)
Charge offs, net of
 recoveries                             (206)          (207)          (220)
                                    --------       --------       --------
Balance at December 31              $ 11,761       $ 11,030       $  9,657
                                    ========       ========       ========



page 28    AMERICAN GENERAL

   Interest Spread. Finance margin is the difference between the finance charges paid by our customers and interest expense on the debt required to fund finance receivables. Interest spread measures this difference in terms of interest rates. Finance margin and the components of interest spread were as follows:


                                    2000            1999            1998
                                  ---------       ---------       ---------
Finance charges                   $   1,619       $   1,455       $   1,354
Interest expense                        694             574             512
                                  ---------       ---------       ---------
 Finance margin                   $     925       $     881       $     842
                                  ---------       ---------       ---------
Average yield on finance
 receivables                          14.19%          14.54%          15.90%
Average borrowing cost                 6.59            6.23            6.55
                                  ---------       ---------       ---------
 Interest spread                       7.60%           8.31%           9.35%
                                  ---------       ---------       ---------

   Finance charges increased 11% in 2000 and 7% in 1999 due to increases in our average finance receivables, offset by declines in yield. The decline in yield since 1998 resulted from the change in business mix, as well as a more competitive environment. Increases in both average debt and our related borrowing cost resulted in higher interest expense in 2000. Our average debt grew to fund the increase in finance receivables.

   Credit Quality. We have improved the credit quality of our portfolio by increasing the percentage of lower-risk real estate loans and enhancing credit risk management systems. We conduct regular reviews of the systems, financial models, and assumptions used in our risk management process, which includes statistically-based risk scoring and prediction tools and early warning systems. As a result, we have improved our underwriting process and our ability to identify problem loans and to respond quickly with corrective action. We also conduct an extensive review of the loan portfolios we purchase.

   Credit quality information for the past three years was as follows:


                                 2000           1999          1998
                                -------       -------       -------
Charge offs                     $   206       $   207       $   220
Delinquencies                       421           399           384
Allowance for losses                383           396           382
                                -------       -------       -------
Ratios
 Charge-off                        1.81%         2.08%         2.60%
 Delinquency                       3.41          3.46          3.75
 Allowance                         3.26          3.59          3.96
 Charge-off coverage               1.86x         1.91x         1.74x
                                -------       -------       -------
Risk-adjusted yield               12.38%        12.46%        13.30%
                                -------       -------       -------

   Charge offs decreased in both 2000 and 1999, while average finance receivables increased, reducing the charge-off ratio as a percentage of average receivables. Delinquencies increased as a result of growth in finance receivables and as a natural function of the aging of our acquired portfolios. The 2000 delinquency ratio decreased, reflecting increased receivables, improved credit quality, and the sale of $27 million of fully reserved receivables.

   The allowance for finance receivable losses is maintained at a level that we consider adequate to absorb anticipated credit losses in our existing portfolio. The allowance as a percentage of finance receivables declined, reflecting improved credit quality and the portfolio mix. The charge-off coverage ratio, which compares the allowance for finance receivable losses to charge offs, remained at a conservative level.

   Risk-adjusted yield represents the yield on finance receivables less the charge-off ratio. Risk-adjusted yield declined less than the yield on finance receivables because of the improvement in the charge-off ratio.

   Operating Expenses. Our continued emphasis on cost control, in addition to benefits realized from our investment in technology, has resulted in cost savings and operating efficiencies. While our average finance receivables grew 14% in 2000 and 17% in 1999, we limited operating expense increases to 3% and 4% in these years. Operating expenses as a percentage of average finance receivables improved to 4.4% in 2000 from 4.8% in 1999 and 5.5% in 1998, primarily as a result of branch productivity improvements. Net receivables per employee improved 8% to $1.5 million in 2000 from $1.4 million in 1999.

   Outlook. Recent market interest rate decreases will lower our short-term borrowing rate and ease the pressure on our interest spread. New loan originations and portfolio acquisitions should also reflect the lower rates. In addition, real estate loan liquidations should increase as more loans are refinanced at lower rates. We anticipate continued growth in finance receivables from marketing initiatives and portfolio acquisitions.

   In a deteriorating economy, the benefits of a decline in short-term interest rates could be partially offset by an increase in delinquencies and charge offs. Our strong credit risk management procedures and large percentage of real estate loans should mitigate the impact of any resulting change in credit quality.


                                                    2000 ANNUAL REPORT   page 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
In millions


                                   INVESTMENTS

                              Investment Highlights


                                2000            1999            1998
                              --------        --------        --------
Average invested assets*      $ 72,596        $ 68,738        $ 64,848
Net investment income            5,453           5,232           5,095
Investment gains (losses)         (176)            (19)              6
Average investment yield*         7.83%           7.85%           8.16%

*Excludes fair value adjustment under accounting standard SFAS 115.


INVESTED ASSETS*


Year           Average $ in billions
----           ---------------------
 98                   64.848

 99                   68.738

 00                   72.596

*Excludes fair value adjustment.


NET INVESTMENT INCOME


Year           $ in billions
----           -------------
 98                5.095

 99                5.232

 00                5.453

[Pie Chart]

2000 INVESTED ASSETS


Mortgage-backed securities                              19%

Private investment grade bonds                          16%

Below investment grade bonds                             5%

Other                                                    6%

Mortgage loans                                           5%

Public investment grade bonds                           49%

[Pie Chart]

2000 FIXED MATURITY SECURITIES BY RATING


A                                                      32%

BBB                                                    27%

Below investment grade                                  6%

AAA                                                    25%

AA                                                     10%


   Investment activities are an integral part of our operations. Our investment strategy is twofold: (1) maintain a predominantly investment-grade, fixed-income portfolio that provides adequate liquidity and cash flow to meet our general account liability requirements and (2) optimize investment return through active investment management. We had $72.6 billion of investments supporting our general account insurance and annuity liabilities at year-end 2000. Fixed maturity securities accounted for approximately 90% of these investments. We also provided investment management, advisory, and administrative services for $23.2 billion of separate account assets.

   In addition to the investments and separate account assets on our balance sheet, we have built a significant fee-based asset management capability. Mutual funds under management increased $1.8 billion to $2.8 billion, primarily from our acquisition of the North American Funds, a family of 16 sub-advised mutual funds, in first quarter 2000. We also managed $3.8 billion in third-party and collateralized bond obligation amounts. Collateralized bond obligations under management increased $1.7 billion as a result of four new offerings during 2000.

INVESTMENT RESULTS

   Net Investment Income. Net investment income increased 4% in 2000 and 3% in 1999, while average invested assets increased 6% for each year. Higher reinvestment rates were more than offset by lower prepayment-related income resulting in a two basis point decline in investment yield for 2000. The 1999 investment yield was 31 basis points lower due to reduced prepayment-related income.

   Investment Gains (Losses). Investment gains (losses) include the pretax realized gains or losses and any related DPAC amortization associated with the disposition of securities, the write-down of securities for other than temporary declines in value, and our share of changes in fair value of the underlying equity investments held by equity partnerships. Investment losses during 2000 reflected our ongoing active management of the investment portfolio to maximize relative value and to optimize our tax position. Investment losses during 2000 were also impacted by the deteriorating corporate credit cycle in the economy. These losses were partially offset by a $22 million increase in fair value of the underlying equity investments held by equity partnerships.

FAIR VALUE OF SECURITIES

   We report our fixed maturity and equity securities at fair value in accordance with SFAS 115. Accounting rules do not permit us to report the insurance and annuity liabilities supported by these securities at fair value. As a result, changes in interest rates create volatility in shareholders'


page 30     AMERICAN GENERAL
equity since only unrealized gains (losses) on fixed maturity and equity securities are reported on the balance sheet. The components of the fair value adjustment at December 31 were as follows:


                                          2000          1999          1998
                                        -------       -------       -------
Fair value adjustment to
 fixed maturity securities              $  (328)      $(1,750)      $ 3,519
Related increase (decrease)
 in DPAC/CIP                                 88           347        (1,073)
Related decrease (increase)
 in deferred income taxes                    85           495          (863)
Valuation allowance on
 deferred tax asset                        (130)         (381)           --
                                        -------       -------       -------
Net unrealized gains (losses)
 Fixed maturity securities                 (285)       (1,289)        1,583
 Other, net                                 (19)           11            16
                                        -------       -------       -------
   Net unrealized gains
    (losses) on securities              $  (304)      $(1,278)      $ 1,599
                                        -------       -------       -------

   During 2000, the Federal Reserve Board increased the federal funds rate, its key short-term interest rate, 100 basis points to 6.50% at year end. During the same period, the ten-year treasury bond yield declined 133 basis points to 5.11%, compared to a 180 basis point increase in 1999. As measured by the Salomon Brothers Broad Investment Grade Bond Index, the 2000 decrease in yield resulted in average bond prices increasing almost 5% during the year, compared to a 7% decrease in 1999.

   At December 31, 2000, the market value of our fixed maturity securities was 99% of amortized cost, compared to 97% of amortized cost at year-end 1999. The negative fair value adjustment to our fixed maturity securities portfolio decreased $1.4 billion, with a related $1.0 billion positive change in shareholders' equity, during 2000.

   We established a valuation allowance on the deferred tax asset related to the unrealized losses on fixed maturity securities at December 31, 1999 because a portion of the deferred tax asset may not be realized. This valuation allowance had no impact on earnings.

FIXED MATURITY SECURITIES

   At year-end 2000, fixed maturity securities included $48.1 billion of corporate bonds and $14.0 billion of mortgage-backed securities. The average credit ratings of our fixed maturity securities by category at December 31, 2000 were as follows:


                                                                 Average
                                     2000                        Rating
                                    -------          ---         -------
Investment grade                    $46,960           73%            A
Mortgage-backed                      13,964           22           AAA
Below investment grade                3,208            5            B+
                                    -------          ---           ---
 Total fixed maturity
  securities                        $64,132          100%            A
                                    -------          ---           ---

   We have a well-diversified portfolio with no exposure to any non-government issuer exceeding .6% of total invested assets. The mix of our fixed maturity securities portfolio at December 31 was as follows:


                               2000      1999      1998
                               ----      ----      ----
Corporates
 Industrial                     39%       41%       40%
 Financial services             22        22        21
 Utilities                      14        13        13
                               ---       ---       ---
   Total corporates             75        76        74
Mortgage-backed                 22        21        21
Governments                      3         3         5
                               ---       ---       ---
   Total portfolio             100%      100%      100%
                               ---       ---       ---

   Mortgage-Backed Securities. We invest in mortgage-backed securities (MBSs) to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit and cash flow risk. The majority of our MBSs have relatively low cash flow variability. In addition, 88% of our MBSs are residential with minimal credit risk because the underlying collateral is guaranteed by Federal agencies. These MBSs are highly liquid and offer higher yields than corporate debt securities of similar credit quality and expected average lives. Our MBSs at December 31 were as follows:


                                       2000         1999          1998
                                      -------      -------      -------
Collateralized mortgage
 obligations (CMOs)
  Planned amortization
   class                              $ 3,619      $ 3,765      $ 4,622
  Sequential                            2,812        2,851        3,948
  Other                                   960        1,087          828
                                      -------      -------      -------
    Total CMOs                          7,391        7,703        9,398
Pass-through securities                 4,948        3,955        3,013
Commercial MBSs                         1,625        1,235          608
                                      -------      -------      -------
     Total MBSs                       $13,964      $12,893      $13,019
                                      -------      -------      -------

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

   We manage our prepayment and extension risks by actively managing our portfolio of pass-through securities to focus on current coupon collateral, investing in commercial mortgage-backed securities with fixed payment terms, and investing in CMO tranches that provide greater


                                                    2000 ANNUAL REPORT   page 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
In millions

stability of cash flows. The planned amortization class tranche is structured to give the investor more certain cash flows; therefore, this tranche is subject to less prepayment and extension risk than other CMO tranches. Sequentials allocate all principal payments to tranches based on maturity, retiring the shortest maturity tranches first.

   Below Investment Grade Securities. We invest in below investment grade securities to enhance the overall yield of our portfolio. Below investment grade securities have credit ratings below BBB- and represented less than 6% of fixed maturity securities at each year end. Earnings from below investment grade securities were as follows:


                                  2000         1999          1998
                                  -----        -----        -----
Average investment yield           10.5%        10.4%         9.8%
Investment income                 $ 396        $ 371        $ 287
Realized gains (losses)            (138)         (79)         (42)

   Surveillance List. We actively manage our fixed maturity security portfolio to minimize our risk by limiting our exposure to any one issuer, monitoring collateral performance, analyzing the impact of general economic conditions, and conducting ongoing surveillance of high-risk securities. Below investment grade bond issuers are generally more sensitive to changes in their competitive position and the economic climate than more highly-rated issuers. The securities on our surveillance list, which totaled $1.4 billion or 2% of fixed maturity securities at December 31, 2000, are closely monitored in terms of their vulnerability to such external changes. While default rates in the below investment grade portfolio increased in 2000, defaults have not had a significant impact on our results in the past three years.

   Non-Performing Bonds. We classify bonds as non-performing when the payment of interest is sufficiently uncertain as to preclude the accrual of interest. Non-performing bonds were less than .2% of total fixed maturity securities at each of the prior three year ends.

MORTGAGE LOANS

   Mortgage loans on real estate, consisting primarily of loans on office and retail properties, represented 5% of our invested assets at year-end 2000. Mortgage loan statistics at December 31 were as follows:


                                        2000            1999            1998
                                      --------        --------        --------
Mortgage loans                        $  3,937        $  3,712        $  3,402
Allowance for losses                       (17)            (26)            (34)
                                      --------        --------        --------
  Mortgage loans, net                 $  3,920        $  3,686        $  3,368
                                      --------        --------        --------
Yield on total loans                       8.2%            8.3%            8.6%
Yield on restructured loans                7.9             7.8             7.9
Percentage of total loans
  Restructured                             1.3             1.7             2.1
  Delinquent (60+ days)                     --              .6              .6
  Watchlist                                 .8              .9             2.4
                                      --------        --------        --------

OUTLOOK

   We expect the economy to slow during the first half of 2001, followed by modest growth later in the year. We anticipate the corporate credit outlook will remain weak overall, particularly in the high yield market. Continued Federal Reserve Board actions during the first half of 2001 should minimize any significant rise in long-term interest rates. We expect our average investment yield to remain near its current level.

                           ASSET/LIABILITY MANAGEMENT

   We manage our exposure to fluctuations in interest rates through an asset/liability management program designed to achieve our liquidity and profitability objectives by maintaining a reasonable balance in the durations of assets and liabilities. We perform asset/liability management on an ongoing basis for each operating company, as well as on an aggregate basis.

RETIREMENT SERVICES AND LIFE INSURANCE

   General Account. The earnings of our retirement services and life insurance divisions are largely driven by the spread between the yields on our investments and the rates credited to policyholders on general account liabilities. We respond to fluctuations in interest rates through pricing of new products and periodic adjustment of interest crediting rates on existing products, where possible. We have been able to manage the investment spread to maintain overall margins on interest-sensitive products despite wide swings in market interest rates over the past several years.

   Our ability to manage interest crediting rates and durations is largely due to the nature of our insurance and annuity products. We had the ability, subject to certain minimum rate guarantees, to adjust interest crediting rates on approximately 84% of our insurance and annuity liabilities at December 31, 2000. Additionally, we use swaptions (options to enter into swap agreements) to limit our exposure to reduced spreads between investment yields and interest crediting rates during prolonged periods of significant increases or decreases in market interest rates.

   We manage our investment portfolio by purchasing investments that are aligned with our specific portfolio objectives and, to a lesser extent, by restructuring the


page 32    AMERICAN GENERAL
portfolio. We also use derivative financial instruments on a very limited and selective basis. We establish investment portfolio objectives that maximize investment returns consistent with the duration and cash flow characteristics of the insurance and annuity liabilities being supported. The estimated duration of the company's insurance and annuity liabilities was in the range of 4.9 to 5.9 years at year-end 2000, while the estimated duration of the assets supporting these liabilities was 5.2 years.

   We perform simulations of the cash flows generated by our businesses under various interest rate scenarios to manage the gap between our interest rate-sensitive assets and liabilities. Our cash flow testing performed as of December 31, 2000 indicated that our insurance companies would have sufficient cash flows to meet their insurance obligations under the broad range of selected scenarios.

   Separate Accounts. Because the investment risk on separate account assets lies predominantly with the policyholder, our liability is equal to the value of the account assets. Fees earned on separate accounts are a function of the value of the assets, rather than interest rates. Therefore, asset/liability management is not a material issue for separate accounts.

CONSUMER FINANCE

   The primary products offered by our consumer finance division are real estate loans, which have an expected life of 3.7 years (although this can change in response to interest rate changes); consumer loans, which have an average term of 1.5 years; and retail sales finance with average terms of 9 months. We fund these receivables with a combination of fixed-rate and floating-rate debt (typically 88%) and equity (typically 12%). We use interest rate swap agreements to convert a portion of floating-rate debt to a fixed rate. The weighted-average years to maturity for our fixed-rate debt was 2.5 years at December 31, 2000.

   We determine the mix of fixed-rate and floating-rate debt based in part on the nature of the receivables being supported. Generally, floating-rate assets are funded with floating-rate debt, fixed-rate assets are funded with 20% to 30% floating-rate debt, and the remainder is funded with fixed-rate debt.

CORPORATE

   The primary assets of our parent company are long-term investments in its subsidiaries. These assets are supported by our corporate capital structure consisting of corporate debt, redeemable equity, and shareholders' equity. The average lives of our long-term corporate debt and redeemable equity are 11 and 39 years, respectively.

   To reduce the earnings impact of a change in interest rates, we limit floating-rate debt to 10% to 12% of our target capital. Floating-rate debt was 11.3% of total capital at December 31, 2000. This percentage included the effect of interest rate swap agreements that convert floating-rate debt to a fixed rate.

SENSITIVITY ANALYSIS

   The fair values of certain of our assets and liabilities are sensitive to changes in market interest rates. The impact of changes in interest rates would be reduced by the fact that increases (decreases) in fair values of assets would be partially offset by corresponding changes in fair values of liabilities. In aggregate, the estimated impact of an immediate and sustained 100 basis point increase or decrease in interest rates on the fair values of our interest rate-sensitive financial instruments would not be material to our financial position. The estimated increases (decreases) in fair values of interest rate-sensitive financial instruments at December 31, 2000 were as follows:


                                            +100 bp       -100 bp
                                           --------       -------
Assets
 Fixed maturity securities                 $(3,737)      $ 3,096
 Mortgage loans                               (186)          143
 Policy loans                                 (117)          135
 Finance receivables                          (322)          349
Liabilities
 Insurance investment contracts             (1,927)        2,069
 Long-term debt
  Corporate                                   (104)          116
  Consumer finance                            (187)          195
Redeemable equity                             (216)          271

   These estimated changes in fair values were not materially different from the changes we estimated at December 31, 1999 or 1998. At each year end, we derived the changes in fair values by modeling estimated cash flows of certain of the company's assets and liabilities. The assumptions we used adjusted cash flows to reflect changes in prepayments, calls, surrenders, and interest crediting rates in response to the changes in interest rates, as well as the effects of derivative financial instruments used as hedges. These cash flows did not consider new investment purchases, loan originations, product sales, or debt issuances.

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

   This analysis was also based on our exposure at a particular point in time and incorporated numerous


                                                    2000 ANNUAL REPORT   page 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
In millions

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

                                CAPITAL RESOURCES

   The level of our corporate capital is determined primarily by the required equity of our business divisions. We have established target levels of equity for each division, based on their targeted ratings, differing operations, and regulatory requirements.

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

   Financial Strength Ratings. Rating agencies use the RBC approach as a factor in assigning an insurance company its financial strength rating. This rating serves as an indicator of the insurance company's ability to meet its future obligations to policyholders. At December 31, 2000, our principal retirement services and life insurance companies were rated as follows:


                                    Rating         Description
                                    ------         -----------
Standard & Poor's                     AA+          Very Strong
Fitch                                 AA+          Very Strong
Moody's                             Aa2/Aa3         Excellent
A.M. Best                             A+            Superior

   To maintain our very high financial strength ratings, we manage the statutory equity of our principal retirement services and life insurance companies to a target that is significantly more than the equity required by insurance regulators. During the past three years, our target was 2.5 times the Company Action Level RBC (or 5.0 times the Authorized Control Level RBC). We adjust dividends from, or contributions to, these companies to maintain this target. At December 31, 2000, our principal retirement services and life insurance companies had statutory equity with a weighted-average of 2.79 times the Company Action Level RBC.

   The NAIC has issued the Codification of Statutory Accounting Principles that prescribes certain changes in statutory accounting practices effective January 1, 2001. While codification may change reported statutory equity, we intend to continue managing our insurance and annuity companies' statutory equity at levels necessary to maintain our very high financial strength ratings.

CONSUMER FINANCE

   The capital of our consumer finance division varies directly with the level of its finance receivables. This capital, totaling $12.3 billion at year-end 2000, consisted of $1.5 billion of equity and $10.8 billion of consumer finance debt, which was not guaranteed by American General.

   The capital mix of consumer finance debt and equity is based upon maintaining leverage at a level that supports cost-effective funding. The consumer finance division's target ratio of debt to tangible net worth, a standard measure of financial risk in the consumer finance industry, is currently 7.5 to 1. This ratio was 7.5 to 1 at year-end 2000, 7.6 to 1 at year-end 1999, and 7.5 to 1 at year-end 1998.

   Consumer finance debt ratings at December 31, 2000 were as follows:


                              Commercial Paper               Long-term Debt
                           ----------------------         --------------------
                           Rating     Description         Rating   Description
                           ------     -----------         ------   -----------
Standard & Poor's            A-1         Strong             A+         Strong
Fitch                        F1+        Highest             A+           High
Moody's                      P-1        Highest             A2      Favorable


page 34    AMERICAN GENERAL

   The weighted-average interest rates on consumer finance debt, including the effect of interest rate swap agreements, were as follows:


                                 2000       1999       1998
                                 ----       ----       ----
Floating-rate debt               6.47%      5.28%      5.60%
Fixed-rate debt                  6.67       6.68       7.05
Total consumer finance debt      6.59       6.23       6.55

CORPORATE

   The mix of corporate capital between debt and equity is influenced by our overall corporate strategy and structure. Our target capital structure consists of 25% corporate debt, 15% redeemable equity, and 60% shareholders' equity. The amount and mix of our corporate capital at December 31 were as follows:


                                    2000         1999           1998
                                  -------       -------       -------
Corporate capital*                $13,449       $12,768       $11,767
                                  -------       -------       -------
Corporate debt                         24%           24%           23%
Redeemable equity                      15            15            15
Shareholders' equity                   61            61            62
                                  -------       -------       -------

*Excludes fair value adjustment under accounting standard SFAS 115

   Capital Costs. Corporate capital costs consist of interest on corporate debt and dividends on preferred securities. Corporate capital costs were as follows:


                                     2000        1999        1998
                                    -----       -----       -----
Interest on corporate debt          $ 239       $ 210       $ 196
Dividends on preferred
 securities                           158         142         137
Tax benefit                          (139)       (124)       (117)
                                    -----       -----       -----
 Corporate capital costs            $ 258       $ 228       $ 216
                                    -----       -----       -----

   The increases in corporate capital costs reflect the growth in corporate capital, in addition to higher market rates on new issuances of debt and preferred securities.

   Corporate Debt. Our corporate debt ratings at December 31, 2000 were as follows:


                          Commercial Paper                 Long-term Debt
                      -----------------------          ----------------------
                      Rating      Description          Rating     Description
                      ------      -----------          ------     -----------
Standard & Poor's      A-1+         Highest              AA-      Very Strong
Fitch                  F1+          Highest              AA-       Very High
Moody's                P-1          Highest              A2        Favorable

   The weighted-average interest rates on corporate debt, including the effect of interest rate swap agreements, were as follows:


                               2000       1999       1998
                               ----       ----       ----
Floating-rate debt             6.57%      6.03%      5.54%
Fixed-rate debt                7.40       7.62       7.77
Total corporate debt           6.91       6.63       6.46

   Redeemable Equity. During the last three years, we issued $600 million of preferred securities, which are recorded on our balance sheet as redeemable equity. We used the proceeds primarily to reduce short-term debt. The weighted-average dividend rate on our redeemable equity was 7.7% in 2000. Current ratings on our redeemable equity are as follows:


                              Rating    Description
                              ------    -----------
Standard & Poor's                A        Strong
Fitch                            A+        High
Moody's                          a2      Favorable
                              ------     ---------

   In 2000, holders of $250 million of 6% convertible preferred securities issued by American General Delaware, L.L.C. converted their securities into 12.3 million shares of American General common stock.

   Shareholders' Equity. During the last three years, we issued $623 million of common stock in connection with acquisitions. During 2000, all $85 million of our mandatorily convertible preferred stock was converted into 3.8 million shares of American General common stock.

   Since 1987, American General has repurchased 259.1 million common shares for an aggregate cost of $3.7 billion. Our share repurchases for the past three years were as follows:


                                 2000        1999        1998
                                ------      ------      ------
Shares repurchased                14.0        11.8         5.9
Cost of shares repurchased      $  460      $  425      $  195

   We use share repurchases as a means of maintaining our target capital structure. Our future repurchase activity will be based on the company's corporate development activities, capital management strategy, corporate growth rates, and fluctuations in our common stock price.



                                                   2000 ANNUAL REPORT   page 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
In millions


                                   LIQUIDITY

   Our overall liquidity is based on cash flows from the business divisions and our ability to borrow in both the long-term and short-term markets at competitive rates. We believe that our overall sources of liquidity will continue to be sufficient to satisfy our foreseeable financial obligations.

RETIREMENT SERVICES

   Principal sources of cash for our retirement services division were as follows:


                                       2000        1999        1998
                                      ------      ------      ------
Cash from operating activities        $1,953      $1,570      $1,625
Deposits, net of withdrawals
 Fixed                                   852       1,532         626
 Variable                              2,477       2,465       2,294
 Mutual funds                            420         212          --


   The 2000 decline in net fixed deposits reflected the expiration of surrender charge periods for a growing number of policies, as well as increased competition. The 1999 increase in net fixed deposits was due to exceptional growth in fixed annuities sold through financial institutions. The increase in net mutual fund deposits resulted from the division's increased concentration on sales of these products.

   Because the investment risk on variable and mutual fund products lies predominantly with the policyholder, deposits and withdrawals related to separate accounts and mutual funds are not included in the company's cash flow statement.

   The division's major use of cash was the net purchase of investments necessary to support increases in its insurance and annuity liabilities.

LIFE INSURANCE

   Principal sources of cash for our life insurance division were as follows:


                                      2000        1999        1998
                                      -----       -----      -----
Cash from operating activities        $ 142       $ 155      $ 361
Deposits, net of withdrawals
 Fixed                                 (108)        394         57
 Variable                               899         643        356


   Operating cash flows declined from 1998 as a result of fluctuations in assumed reinsurance activity.

   The $502 million decline in net fixed deposits and the $256 million increase in net variable deposits in 2000 resulted from the transfer of lump sum fixed deposits to separate accounts and higher withdrawals.

   The division's major uses of cash were the net purchase of investments necessary to support increases in insurance and annuity liabilities and net dividends paid to the parent company.

CONSUMER FINANCE

   Principal sources of cash for our consumer finance division were as follows:


                               2000          1999          1998
                              ------        ------        ------
Cash from operating
 activities                   $  620        $  494        $  439
Increase in debt                 623         1,295         1,593
                              ------        ------        ------

   Net cash provided by operating activities increased in 2000 due to an increase in finance charges from higher average net receivables. Cash generated by borrowings did not increase as much in 2000 as in 1999 and 1998 due to lower growth in finance receivables, principally from the reduced level of bulk purchases in 2000.

   The division's major use of cash was to fund finance receivables growth. Net cash used to fund finance receivables was $1.0 billion in 2000, down from $1.6 billion in 1999 and $1.8 billion in 1998.

CORPORATE

   The primary sources of cash for corporate operations include net dividends from our business divisions and the proceeds from issuances of debt and redeemable equity.

   Our subsidiary capitalization targets are the major factor in determining the amount of dividends paid by our operating companies. Additionally, state insurance regulations for insurance and annuity companies and long-term debt covenants for our consumer finance operations restrict the amount of dividends our business divisions may pay. These restrictions are not expected to affect American General's ability to meet its cash obligations in 2001.


page 36     AMERICAN GENERAL

   Net dividends received from our business divisions were as follows:


                          2000      1999      1998
                          ----      ----      ----
Dividends received
 Retirement Services      $211      $124      $182
 Life Insurance            466       599       599
 Consumer Finance          107       110        --
                          ----      ----      ----
  Total received           784       833       781
                          ----      ----      ----
Contributions paid
  Retirement Services      132       119       281
  Life Insurance           141       230        --
  Consumer Finance          --       --         47
                          ----      ----      ----
   Total paid              273       349       328
                          ----      ----      ----
   Net dividends
     received             $511      $484      $453
                          ----      ----      ----

   Net dividends from our retirement services division were lower in 1999 and 1998 because additional capital was required to support target capital levels and new business growth. The life insurance division received contributions in 2000 and 1999 to partially fund industrial life and market conduct litigation settlements.

   Corporate operations use cash to pay dividends to shareholders, to pay interest on corporate debt and dividends on preferred securities, to repurchase common stock, and to pay corporate expenses not allocated to the business divisions. We expect to fund maturities of debt and preferred securities and potential future acquisitions through external sources, while maintaining our capital mix.


                              REGULATION AND OTHER

REGULATION

   On November 12, 1999, the Financial Services Modernization Act became federal law, eliminating regulatory barriers between banks, insurance companies, and securities firms that had existed for over 60 years. This act provides new opportunities and increased competition among diversified financial services companies and will hasten the pace of consolidation in the financial services industry.

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

   Market conduct issues are also a concern for our consumer finance business. State legislators and consumer groups have raised concerns that some subprime lenders may be charging excessive rates. While some predatory lending proposals under consideration are appropriate, others are excessive and could adversely impact lenders and reduce availability of credit for borrowers.

   Federal and state laws and regulations have been enacted, and others are likely to be enacted in the near future, to protect the privacy of certain types of customer information. These laws and regulations include requirements for financial services companies to disclose their privacy policy and, in certain circumstances and with respect to certain types of information, to obtain customer consent before information could be shared with affiliates or third parties. We are monitoring both state and federal legislative and regulatory activities to ensure the company's continued adherence to privacy rules.

   We are monitoring proposals to repeal or reform the federal estate tax. While there is general agreement in Congress that the current estate tax should be reformed, there is no clear consensus on how it should be reformed. Any changes in tax laws or regulations could adversely affect the sale and/or profitability of some of our products.

LITIGATION SETTLEMENTS AND OTHER CHARGES

   We report significant litigation settlements and other non-recurring charges as a component of corporate operations. In 2000, we recorded charges of $265 million ($175 million aftertax) for the settlement of class action litigation and regulatory inquiries concerning sales of industrial life insurance and $50 million ($32 million aftertax) for a loss related to fraud committed against one of our subsidiaries that conducts mortgage warehouse lending activities. In 1999, we recorded a charge of $57 million ($36 million aftertax) for the settlement of litigation related to the financing of satellite dishes. In 1998, we recorded a charge of $378 million ($246 million aftertax) related to the settlement of market conduct class action lawsuits. These charges are discussed in Note 17 to our financial statements.

   We are currently in arbitration to rescind a quota share reinsurance agreement covering workers' compensation claims, as discussed in Note 17.1 to our financial statements. We believe that our ultimate loss, if any, related to our workers' compensation business will not have a material adverse effect on our future results of operations and financial position.

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

   These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both products and distribution channels; (3) competitive, regulatory, accounting, or tax changes that affect the cost of, or demand for, our products; (4) our ability to secure necessary regulatory approvals, including approvals for dividends and products; (5) our ability to realize projected expense savings; (6) adverse litigation or arbitration results or resolution of litigation or arbitration, including proceedings related to satellite dish financing and workers' compensation insurance; and (7) the formation of strategic alliances or business combinations among our competitors or our business partners. Investors are also directed to other risks and uncertainties discussed in documents we filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future developments, or otherwise.

                                                    2000 ANNUAL REPORT   page 37

CONSOLIDATED INCOME STATEMENT


AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions, except per share data                                                   2000              1999                1998
                                                                                   --------           --------           --------
REVENUES               Premiums and other considerations                           $  3,839           $  3,772           $  3,605
                       Net investment income                                          5,453              5,232              5,095
                       Finance charges                                                1,619              1,455              1,354
                       Investment gains (losses)                                       (176)               (19)                 6
                       Other revenues                                                   328                239                191
                                                                                   --------           --------           --------
                             Total revenues                                          11,063             10,679             10,251
                                                                                   --------           --------           --------

BENEFITS               Insurance and annuity benefits                                 5,500              5,313              5,159
AND                    Operating costs and expenses                                   1,647              1,643              1,608
EXPENSES               Commissions                                                    1,258              1,230              1,063
                       Change in deferred policy acquisition costs and
                          cost of insurance purchased                                  (504)              (477)              (213)
                       Provision for finance receivable losses                          206                207                212
                       Goodwill amortization                                             48                 48                 45
                       Interest expense
                          Corporate                                                     225                197                181
                          Consumer Finance                                              694                574                512
                       Litigation settlements and other charges                         315                 57                378
                                                                                   --------           --------           --------
                             Total benefits and expenses                              9,389              8,792              8,945
                                                                                   --------           --------           --------
NET INCOME             Income before income tax expense                               1,674              1,887              1,306
                       Income tax expense                                               568                664                453
                                                                                   --------           --------           --------
                       Income before net dividends on preferred
                          securities of subsidiaries                                  1,106              1,223                853
                       Net dividends on preferred securities of subsidiaries            103                 92                 89
                                                                                   --------           --------           --------
                             Net income                                            $  1,003           $  1,131           $    764
                                                                                   --------           --------           --------
PER SHARE              Net income per share
(Post-split)              Basic                                                    $   2.01           $   2.26           $   1.51
                          Diluted                                                      1.98               2.20               1.48
                                                                                   --------           --------           --------

                See Notes to Financial Statements.


page 38     AMERICAN GENERAL

CONSOLIDATED BALANCE SHEET


AMERICAN GENERAL CORPORATION

At December 31
In millions                                                                      2000                1999                1998
                                                                               ---------           ---------           ---------
ASSETS                 Investments
                          Fixed maturity securities (amortized cost:
                             $64,460; $62,375; $59,212)                        $  64,132           $  60,625           $  62,731
                          Mortgage loans on real estate                            3,920               3,686               3,368
                          Equity securities (cost: $832; $633; $444)                 831                 673                 481
                          Policy loans                                             2,433               2,375               2,329
                          Real estate and other long-term investments                306                 300                 300
                          Short-term investments                                     671                 676                 654
                                                                               ---------           ---------           ---------
                                Total investments                                 72,293              68,335              69,863
                                                                               ---------           ---------           ---------
                       Assets held in separate accounts                           23,234              24,097              16,158
                       Finance receivables, net                                   11,378              10,634               9,275
                       Deferred policy acquisition costs                           5,464               4,980               3,253
                       Cost of insurance purchased                                   994               1,170                 956
                       Goodwill                                                    1,448               1,501               1,590
                       Other assets                                                5,283               4,730               4,012
                                                                               ---------           ---------           ---------
                                Total assets                                   $ 120,094           $ 115,447           $ 105,107
                                                                               ---------           ---------           ---------
LIABILITIES            Insurance and annuity liabilities                       $  68,309           $  66,401           $  62,844
                       Liabilities related to separate accounts                   23,234              24,097              16,158
                       Debt (short-term)
                          Corporate ($1,921; $1,932; $1,607)                       3,259               3,120               2,743
                          Consumer Finance ($5,162; $4,489; $3,686)               10,833              10,206               8,863
                       Income tax liabilities                                      1,151                 833               1,543
                       Other liabilities                                           3,421               2,446               2,357
                                                                               ---------           ---------           ---------
                                Total liabilities                                110,207             107,103              94,508
                                                                               ---------           ---------           ---------
REDEEMABLE             Company-obligated mandatorily redeemable
EQUITY                    preferred securities of subsidiaries holding
                          solely company subordinated notes                        2,067               1,924               1,728
                                                                               ---------           ---------           ---------

SHAREHOLDERS'          Convertible preferred stock                                    --                  85                  85
EQUITY                 Common stock (post-split)
                          Shares issued: 538.6; 538.6; 538.6
                          Shares outstanding: 500.7; 496.1; 503.6                    887                 962                 939
                       Retained earnings                                           8,294               7,732               7,007
                       Accumulated other comprehensive income (loss)                (304)             (1,278)              1,599
                       Cost of treasury stock                                     (1,057)             (1,081)               (759)
                                                                               ---------           ---------           ---------
                                Total shareholders' equity                         7,820               6,420               8,871
                                                                               ---------           ---------           ---------
                                Total liabilities and equity                   $ 120,094           $ 115,447           $ 105,107
                                                                               ---------           ---------           ---------



                       See Notes to Financial Statements.



                                                    2000 ANNUAL REPORT   page 39

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


AMERICAN GENERAL CORPORATION

For the years ended December 31
In millions, except per share data                                                     2000              1999              1998
                                                                                      -------           -------           -------
PREFERRED             Balance at beginning of year                                    $    85           $    85           $    85
STOCK                 Conversion into common shares                                       (85)               --                --
                                                                                      -------           -------           -------
                         Balance at end of year                                            --                85                85
                                                                                      -------           -------           -------
COMMON                Balance at beginning of year                                        962               939               326
STOCK                 Conversion of preferred stock and preferred securities              (83)               --                --
                      Issuance of common shares for acquisition                            --                --               580
                      Issuance of stock options for acquisition                            --                --                37
                      Issuance of treasury shares for acquisition and other                 8                23                (4)
                                                                                      -------           -------           -------
                         Balance at end of year                                           887               962               939
                                                                                      -------           -------           -------
RETAINED              Balance at beginning of year                                      7,732             7,007             6,624
EARNINGS              Net income                                                        1,003             1,131               764
                      Cash dividends (per share)
                         Common ($.88; $.80; $.75)                                       (440)             (400)             (375)
                         Preferred ($.64; $2.57; $2.57)                                    (1)               (6)               (6)
                                                                                      -------           -------           -------
                         Balance at end of year                                         8,294             7,732             7,007
                                                                                      -------           -------           -------
ACCUMULATED           Balance at beginning of year                                     (1,278)            1,599             1,169
OTHER                 Change in net unrealized gains (losses) on securities               974            (2,877)              430
COMPREHENSIVE                                                                         -------           -------           -------
INCOME (LOSS)            Balance at end of year                                          (304)           (1,278)            1,599
                                                                                      -------           -------           -------
TREASURY              Balance at beginning of year                                     (1,081)             (759)             (621)
STOCK                 Repurchase of common shares                                        (460)             (425)             (195)
                      Conversion of preferred stock and preferred securities              418                --                --
                      Issuance for acquisition                                             --                43                --
                      Issuance under employee benefit plans and other                      66                60                57
                                                                                      -------           -------           -------
                         Balance at end of year                                        (1,057)           (1,081)             (759)
                                                                                      -------           -------           -------
SHAREHOLDERS'
EQUITY                   Balance at end of year                                       $ 7,820           $ 6,420           $ 8,871
                                                                                      -------           -------           -------

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                                                        2000              1999              1998
                                                                                      -------           -------           -------
NET INCOME            Net income                                                      $ 1,003           $ 1,131           $   764
                                                                                      -------           -------           -------
OTHER                 Change in net unrealized gains (losses) on securities
COMPREHENSIVE            Fair value of fixed maturity securities                        1,422            (5,269)              733
INCOME                   Deferred policy acquisition costs and
                           cost of insurance purchased                                   (259)            1,420               (21)
                         Deferred income taxes                                           (159)              977              (253)
                                                                                      -------           -------           -------
                         Change in fixed maturity securities                            1,004            (2,872)              459
                         Change in equity securities and other                            (30)               (5)              (29)
                                                                                      -------           -------           -------
                            Total                                                         974            (2,877)              430
                                                                                      -------           -------           -------
COMPREHENSIVE            Comprehensive income (loss)                                  $ 1,977           $(1,746)          $ 1,194
INCOME (LOSS)                                                                         -------           -------           -------


                         See Notes to Financial Statements.



page 40     AMERICAN GENERAL

CONSOLIDATED STATEMENT OF CASH FLOWS


AMERICAN GENERAL CORPORATION

At December 31
In millions                                                                          2000                1999               1998
                                                                                    --------           --------           --------
OPERATING             Net income                                                    $  1,003           $  1,131           $    764
ACTIVITIES            Reconciling adjustments
                         Insurance and annuity liabilities                             1,440              1,206              1,619
                         Deferred policy acquisition costs and
                           cost of insurance purchased                                  (504)              (477)              (213)
                         Deferred income taxes                                           198                267                (30)
                         Provision for finance receivable losses                         206                207                212
                         Investment losses (gains)                                       176                 19                 (6)
                         Other, net                                                       (9)              (324)              (135)
                                                                                    --------           --------           --------
                               Net cash provided by operating activities               2,510              2,029              2,211
                                                                                    --------           --------           --------
INVESTING             Investment purchases                                           (17,772)           (22,804)           (14,504)
ACTIVITIES            Investment dispositions and repayments                          15,304             19,062             12,155
                      Finance receivable originations and purchases                   (6,282)            (6,654)            (6,589)
                      Finance receivable principal payments received                   5,314              5,102              4,775
                      Net (increase) decrease in short-term investments                    5                (14)               444
                      Acquisitions                                                       (17)               (29)              (591)
                      Other, net                                                        (168)              (167)              (252)
                                                                                    --------           --------           --------
                               Net cash used for investing activities                 (3,616)            (5,504)            (4,562)
                                                                                    --------           --------           --------
FINANCING             Retirement Services and Life Insurance
ACTIVITIES               Policyholder account deposits                                 7,197              6,648              4,981
                         Policyholder account withdrawals                             (6,453)            (4,722)            (4,298)
                                                                                    --------           --------           --------
                            Total Retirement Services and Life Insurance                 744              1,926                683
                                                                                    --------           --------           --------
                      Consumer Finance
                         Net increase in short-term debt                                 673                758                431
                         Long-term debt issuances                                      1,240              1,108              2,028
                         Long-term debt redemptions                                   (1,290)              (571)              (866)
                                                                                    --------           --------           --------
                            Total Consumer Finance                                       623              1,295              1,593
                                                                                    --------           --------           --------
                      Corporate
                         Net increase (decrease) in short-term debt                      (11)               325                937
                         Long-term debt issuances                                        495                150                 --
                         Long-term debt redemptions                                     (350)              (100)              (354)
                         Issuances of preferred securities of subsidiaries               392                194                 --
                         Common stock repurchases                                       (455)              (425)              (195)
                         Dividends on common stock                                      (440)              (400)              (375)
                         Non-recourse obligation collateralized by bonds                  --                483                 --
                         Other, net                                                       80                (20)               140
                                                                                    --------           --------           --------
                            Total Corporate                                             (289)               207                153
                                                                                    --------           --------           --------
                               Net cash provided by financing activities               1,078              3,428              2,429
                                                                                    --------           --------           --------
NET CHANGE            Net increase (decrease) in cash                                    (28)               (47)                78
IN CASH               Cash at beginning of year                                          294                341                263
                                                                                    --------           --------           --------
                               Cash at end of year                                  $    266           $    294           $    341
                                                                                    --------           --------           --------


                      See Notes to Financial Statements.


                                                    2000 ANNUAL REPORT   page 41

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

   All share amounts have been restated to reflect a two-for-one stock split effective March 1, 2001. To conform with the 2000 presentation, certain items in the prior year financial statements have been reclassified.

   Management must make estimates and assumptions that affect amounts reported in the financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from our estimates.

1.2 Investments

   Fixed Maturity and Equity Securities. Substantially all fixed maturity and equity securities held at December 31, 2000, 1999, and 1998 were classified as available-for-sale and reported at fair value. We adjust related balance sheet accounts as if the unrealized gains (losses) had been realized, and record the net adjustment in accumulated other comprehensive income (loss) in shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and we consider the decline to be other than temporary, we reduce the security's amortized cost to its fair value and recognize a realized loss.

   At various times, we hold trading securities and report them at fair value. Our trading security portfolio was immaterial at year-end 2000, 1999, and 1998. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2000, 1999, or 1998.

   Equity partnerships, which are reported in equity securities, are accounted for under the equity method of accounting. For those partnerships that report changes in the fair value of underlying equity investments in earnings, we record our proportionate interest in investment gains (losses).

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

   Real Estate. We classify real estate as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

   Dollar Roll Agreements. Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. We account for dollar rolls as short-term collateralized financings and include the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2000, 1999, or 1998.

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

   Realized Investment Gains (Losses). We recognize realized investment gains (losses) using the specific identification method and report them in investment gains (losses).

1.3 Separate Accounts

   Separate accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies predominantly with the contract holder. The liability for these accounts equals the value of the account assets. Investment income, investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statements of income and cash flows. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

1.4 Finance Receivables

   Finance Charges. Finance charges are recognized as revenue using the interest method. We stop accruing revenue when contractual payments are not received for four page 42  AMERICAN GENERAL
consecutive months for loans and retail sales contracts, and for six months for revolving retail accounts and private label receivables. Extension fees, late charges, and prepayment penalties are recognized as revenue when received.

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

   Losses on Finance Receivables. We charge off finance receivables, except real estate loans, when minimal or no collections have been made for six months. For real estate loans, we initiate foreclosure proceedings when four monthly installments are past due. The carrying amount of a loan in excess of the fair value of the underlying real estate is charged off at foreclosure.

   The allowance for finance receivable losses is maintained at a level that we consider adequate to absorb anticipated credit losses in our existing portfolio. We periodically evaluate the portfolio on a pooled basis and consider factors such as economic conditions, portfolio composition, and loss and delinquency experience in our evaluation of the allowance.

1.5 Deferred Policy Acquisition Costs (DPAC)

   Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

   DPAC associated with interest-sensitive life insurance contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. If our estimate of future gross profits changes significantly, we recalculate DPAC balances using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC amortization. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves.

   DPAC also is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income (loss) in shareholders' equity.

   We review the carrying amount of DPAC on at least an annual basis. We consider estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses to determine whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.6 Cost of Insurance Purchased (CIP)

   The cost assigned to certain acquired subsidiaries' insurance contracts in force at the acquisition date is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 4.0% to 8.5%. CIP is charged to expense, including adjustments for revised assumptions, and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. We review the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7 Goodwill

   Goodwill is charged to expense in equal amounts, generally over 40 years. We review goodwill for indicators of impairment in value which we believe are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, we assess the fair value of the underlying business based on an independent appraisal and reduce goodwill to an amount that results in the book value of the subsidiary approximating fair value.

1.8 Insurance and Annuity Liabilities

   Substantially all of the company's insurance and annuity liabilities relate to long-duration contracts. The company normally cannot change or cancel these contracts.

   For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges.

   Reserves for other contracts are based on our estimates of the cost of future policy benefits, using the net level premium method. Interest assumptions used to compute reserves ranged from 2.0% to 13.5% at December 31, 2000.

1.9 Premium Recognition

   Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenues. Revenues for these contracts include mortality, expense, and surrender charges. Policy charges that compensate the company for future services are deferred and recognized over the period earned, using the same assumptions used to amortize DPAC.

   For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.


                                                     2000 ANNUAL REPORT  page 43

NOTES TO FINANCIAL STATEMENTS
In millions


1.10 Participating Life Insurance

   Participating life insurance accounted for less than 10% of life insurance in force and premiums and other considerations in 2000, 1999, and 1998. The portion of earnings allocated to participating policyholders is excluded from net income and shareholders' equity.

   We determine annual dividends to be paid on participating life insurance contracts based on estimates of the contracts' earnings. Policyholder dividends were $84 million in 2000 and 1999 and $90 million in 1998.

1.11 Reinsurance

   The company limits its exposure to loss on any individual life to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. If a reinsurer is not able to meet its obligations, we remain liable.

   We record a receivable for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

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

1.14 Earnings Per Share

   Basic earnings per share is computed by dividing earnings available to common shareholders by average common shares outstanding. Diluted earnings per share is computed assuming the conversion of dilutive convertible preferred securities and the exercise of dilutive stock options.

1.15 Derivative Financial Instruments

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


page 44  AMERICAN GENERAL

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

1.16 Future Accounting Change

   On January 1, 2001, we will adopt Statement of Financial Accounting Standards
(SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be recognized at fair value in the balance sheet. Changes in the fair value of a derivative instrument will be reported in net income or other comprehensive income, depending upon the intended use of the derivative instrument.

   Upon adoption, we will record aftertax cumulative adjustments to reduce other comprehensive income in shareholders' equity $29 million and to reduce net income $1 million. The reduction of other comprehensive income is primarily the result of recognizing the fair value of interest rate swaps related to debt on the balance sheet. Since we anticipate holding the swaps for their full term, we do not expect this amount to impact earnings in future periods. The reduction of net income relates to the company's use of swaptions, which do not meet the new requirements for hedge accounting.

   We do not expect SFAS 133 to have a material impact on the company's results of operations and financial position in future periods. The impact of the fair value adjustments on derivatives which do not qualify for hedge accounting and any ineffectiveness resulting from hedging activities will be recorded in investment gains (losses).

2. ACQUISITIONS

2.1 Accounting for Acquisitions

   The company's acquisitions during the past three years have been accounted for using the purchase method. Under this method, the results of operations for each acquisition were included in our income statement from the acquisition date. We allocated the purchase price of each acquisition to specific assets and liabilities based on our best estimate of their fair values at the acquisition date. The difference between the aggregate purchase price and the net assets acquired was recorded as goodwill.

2.2 2000 Acquisition

   On March 10, 2000, we acquired the North American Funds retail mutual fund operation through our acquisition of CypressTree Investments, Inc. The purchase price was $17 million.

2.3 1999 Acquisitions

   On November 12, 1999, we acquired North Central Life Insurance Company, a credit life insurance company. On May 31, 1999, we acquired Standard Pacific Savings, F.A., which we renamed American General Bank, FSB. The combined purchase price of these acquisitions was $95 million.

2.4 1998 Acquisitions

   Western National. Prior to 1997, the company acquired a 46% investment in Western National Corporation (Western National), the holding company of Western National Life Insurance Company, for $400 million. This investment was recorded on an equity basis.



                                                     2000 ANNUAL REPORT  page 45

NOTES TO FINANCIAL STATEMENTS
In millions


   On February 25, 1998, we acquired the remaining 54% equity interest for $1.2 billion. The purchase price consisted of $580 million cash and 20.3 million shares (post-split) of our common stock. We consolidated Western National's assets, liabilities, and results of operations in our financial statements effective January 1, 1998. Pretax earnings of $17 million attributable to minority interests through February 25, 1998 were reflected as a charge against 1998 income. During 1998, we changed Western National Life Insurance Company's name to American General Annuity Insurance Company.

   Coinsurance Transaction. On May 21, 1998, we acquired a block of individual annuity business in a coinsurance transaction. This transaction increased invested assets and annuity liabilities of our retirement services division by $2.4 billion.

2.5 Non-Cash Activities

   Non-cash activities related to the above acquisitions that are not reflected in the cash flow statements were as follows:

                                     2000              1999               1998
                                   -------           -------            -------
Fair value of assets
 acquired                          $    19           $   396*           $ 9,732
Liabilities assumed                     (2)             (301)            (8,524)
Issuance of common
 stock                                  --               (66)              (580)
Issuance of stock options               --                --                (37)
                                   -------           -------            -------
 Net cash paid                     $    17           $    29            $   591
                                   -------           -------            -------

* Includes $55 million of cash equivalents.

3. INVESTMENTS

3.1 Fixed Maturity and Equity Securities

   Valuation. Amortized cost and fair value of fixed maturity and equity securities at December 31 were as follows:


                                                                    Gross                      Gross
                                      Amortized Cost          Unrealized Gains          Unrealized Losses
                                -------------------------  ----------------------  ---------------------------
                                  2000     1999     1998    2000    1999    1998     2000      1999      1998
                                -------  -------  -------  ------  ------  ------  -------   -------   -------
Fixed maturity securities
 Corporate bonds
  Investment grade              $45,020  $43,644  $41,019  $1,112    $353  $2,809  $(1,218)  $(1,756)   $(137)
  Below investment grade          3,836    3,542    3,286      --      33      93     (628)     (281)    (106)
 Mortgage-backed                 13,652   13,013   12,422     344     117     605      (32)     (237)      (8)
 States/political subdivisions      710      809      627      27      10      44       (6)      (23)      --
 U.S. government                    623      661      899      43      32     121       (1)       (8)      (1)
 Foreign governments                549      562      843      29      14      99       (4)       (7)      (2)
 Redeemable preferred stocks         70      144      116       7       7       2       (1)       (4)      --
                                -------  -------  -------  ------    ----  ------  -------   -------    -----
  Total fixed maturity
   securities                   $64,460  $62,375  $59,212  $1,562    $566  $3,773  $(1,890)  $(2,316)   $(254)
                                -------  -------  -------  ------    ----  ------  -------   -------    -----
Equity securities               $   832  $   633  $   444  $   17    $ 47  $   38  $   (18)  $    (7)   $  (1)
                                -------  -------  -------  ------    ----  ------  -------   -------    -----
                                      Fair Value
                               -------------------------
                                 2000     1999     1998
                               -------  -------  -------
Fixed maturity securities
 Corporate bonds
  Investment grade             $44,914  $42,241  $43,691
  Below investment grade         3,208    3,294    3,273
 Mortgage-backed                13,964   12,893   13,019
 States/political subdivisions     731      796      671
 U.S. government                   665      685    1,019
 Foreign governments               574      569      940
 Redeemable preferred stocks        76      147      118
                               -------  -------  -------
  Total fixed maturity
   securities                  $64,132  $60,625  $62,731
                               -------  -------  -------
Equity securities              $   831  $   673  $   481
                               -------  -------  -------

   Maturities. The contractual maturities of fixed maturity securities at December 31, 2000 were as follows:

                                                             Amortized    Fair
                                                               Cost       Value
                                                             ---------   -------
Fixed maturity securities, excluding
 mortgage-backed securities, due
  In one year or less                                         $ 1,415    $ 1,414
  In years two through five                                    11,224     11,243
  In years six through ten                                     17,903     17,639
  After ten years                                              20,266     19,872
Mortgage-backed securities                                     13,652     13,964
                                                              -------    -------
    Total fixed maturity securities                           $64,460    $64,132
                                                              -------    -------

   Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. The company may sell investments before maturity to achieve corporate requirements and investment strategies.

   Net Unrealized Gains (Losses). Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 were as follows:

                                             2000          1999          1998
                                            -------       -------       -------
Gross unrealized gains                      $ 1,579       $   613       $ 3,811
Gross unrealized losses                      (1,908)       (2,323)         (255)
DPAC and CIP fair value
 adjustments                                     88           347        (1,073)
Deferred income taxes                           (35)          107          (874)
Other, net                                      (28)          (22)          (10)
                                            -------       -------       -------
  Net unrealized gains
    (losses) on securities                  $  (304)      $(1,278)      $ 1,599
                                            -------       -------       -------


page 46  AMERICAN GENERAL

3.2 Mortgage Loans on Real Estate

   Diversification. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the company generally requires loan-to-value ratios of 75% or less, based on our credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:

                                                         2000     1999     1998
                                                         ----     ----     ----
Geographic distribution
 Atlantic                                                  45%      46%      51%
 Central                                                   34       31       27
 Pacific and Mountain                                      21       23       22
                                                         ----     ----     ----
  Total mortgage loans                                    100%     100%     100%
                                                         ----     ----     ----
Property type
 Office                                                    39%      34%      32%
 Retail                                                    35       39       39
 Industrial                                                13       14       15
 Apartments                                                 7        8        9
 Other                                                      6        5        5
                                                         ----     ----     ----
  Total mortgage loans                                    100%     100%     100%
                                                         ----     ----     ----

   Allowance. Activity in the allowance for mortgage loan losses was as follows:

                                                           2000    1999    1998
                                                           ----    ----    ----
Balance at January 1                                       $ 26    $ 34    $ 54
Provision for mortgage loan losses                           --      (3)    (15)
Deductions                                                   (9)     (5)     (5)
                                                           ----    ----    ----
Balance at December 31                                     $ 17    $ 26    $ 34
                                                           ----    ----    ----

   Impaired Loans. Impaired mortgage loans were $3 million, $24 million, and $28 million at December 31, 2000, 1999, and 1998, respectively. Interest income related to impaired loans was $1 million in 2000 and 1999 and $3 million in 1998.

3.3 Investment Income

   Investment income was as follows:

                                             2000          1999          1998
                                            -------       -------       -------
Fixed maturity securities                   $ 4,783       $ 4,676       $ 4,513
Mortgage loans on real estate                   313           293           326
Other                                           443           331           307
                                            -------       -------       -------
  Investment income                           5,539         5,300         5,146
  Investment expense                            (86)          (68)          (51)
                                            -------       -------       -------
    Net investment income                   $ 5,453       $ 5,232       $ 5,095
                                            -------       -------       -------

   The carrying amount of investments that produced no investment income during 2000 was less than 1% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on our results of operations and financial position.

   Derivative financial instruments related to investment securities did not have a material effect on net investment income in 2000, 1999, or 1998.

3.4 Investment Gains (Losses)

   Investment gains (losses) were as follows:

                                               2000          1999          1998
                                              -----         -----         -----
Fixed maturity securities
 Gross gains                                  $ 142         $ 251         $  64
 Gross losses                                  (380)         (267)         (137)
                                              -----         -----         -----
    Total fixed maturity
     securities                                (238)          (16)          (73)
                                              -----         -----         -----
Equity securities
  Gross gains                                    37             7             8
  Gross losses                                  (25)           (1)           --
                                              -----         -----         -----
    Total equity securities                      12             6             8
                                              -----         -----         -----
Mortgage loans on real estate                     5             4            16
Other long-term investments                     (29)            4            83
Fair value adjustments
  in equity partnerships                         22            --            --
DPAC/CIP amortization
  and investment expense                         52           (17)          (28)
                                              -----         -----         -----
    Investment gains (losses)                 $(176)        $ (19)        $   6
                                              -----         -----         -----

3.5 Cash Flows from Investing Activities

   Uses of cash for investment purchases were as follows:

                                              2000          1999          1998
                                             -------       -------       -------
Fixed maturity securities                    $16,905       $21,894       $13,809
Other                                            867           910           695
                                             -------       -------       -------
 Total                                       $17,772       $22,804       $14,504
                                             -------       -------       -------

   Sources of cash from investment dispositions and repayments were as follows:

                                              2000          1999          1998
                                             -------       -------       -------
Fixed maturity securities
 Sales                                       $10,915       $14,042       $ 7,535
 Maturities                                    1,777         1,875           613
 Calls and tenders                             1,227         1,335         1,808
 Repayments of mortgage-backed securities        806         1,277         1,248
Mortgage loans                                   384           345           667
Equity securities                                 99            59            41
Other                                             96           129           243
                                             -------       -------       -------
 Total                                       $15,304       $19,062       $12,155
                                             -------       -------       -------


                                                     2000 ANNUAL REPORT  page 47

NOTES TO FINANCIAL STATEMENTS
In millions


4. FINANCE RECEIVABLES

4.1 Detail of Finance Receivables

   Finance receivables, which we report net of unearned finance charges, were as follows at December 31:

                                                 2000        1999        1998
                                               --------    --------    --------
Real estate loans                              $  7,280    $  7,104    $  5,757
Non-real estate loans                             3,027       2,576       2,560
Retail sales finance                              1,454       1,350       1,340
                                               --------    --------    --------
 Total finance receivables                       11,761      11,030       9,657
 Allowance for losses                              (383)       (396)       (382)
                                               --------    --------    --------
  Finance receivables, net                     $ 11,378    $ 10,634    $  9,275
                                               --------    --------    --------

4.2 Allowance for Finance Receivable Losses

   Activity in the allowance for finance receivable losses was as follows:

                                                      2000      1999      1998
                                                     ------    ------    ------
Balance at January 1                                 $  396    $  382    $  373
Provision for finance receivable losses                 206       207       212
Charge offs, net of recoveries                         (206)     (207)     (220)
Acquired (sold) receivables                             (13)       14        17
                                                     ------    ------    ------
Balance at December 31                               $  383    $  396    $  382
                                                     ------    ------    ------

4.3 Contractual Maturities

   Contractual maturities of finance receivables at December 31, 2000 were as follows:

                                                                   After
                   2001      2002      2003      2004     2005     2005
                  ------    ------    ------    -----    -----    ------
Maturities        $1,331    $1,597    $1,179    $ 708    $ 437    $6,509

   Contractual maturities are not a forecast of future cash collections. A substantial portion of finance receivables may be renewed, converted, or repaid prior to maturity.

4.4 Cash Collections

   Cash collections of principal were as follows:

                                              2000          1999          1998
                                             ------        ------        ------
Real estate loans
 Cash collections                            $1,855        $1,886        $1,553
 % of average balances                           26%           30%           33%
Non-real estate loans
 Cash collections                            $1,610        $1,519        $1,569
 % of average balances                           57%           61%           62%
Retail sales finance
 Cash collections                            $1,849        $1,697        $1,653
 % of average balances                          132%          133%          127%

4.5 Geographic Concentration

   The geographic concentration of finance receivables at December 31 was as follows:

                                                   2000        1999        1998
                                                   ----        ----        ----
California                                           13%         14%         15%
North Carolina                                        7           7           8
Florida                                               6           6           6
Illinois                                              6           6           6
Ohio                                                  6           6           6
Indiana                                               5           5           5
Other                                                57          56          54
                                                    ---         ---         ---
   Total finance receivables                        100%        100%        100%
                                                    ---         ---         ---

5. DEFERRED POLICY ACQUISITION COSTS (DPAC)

   Activity in DPAC was as follows:

                                             2000          1999          1998
                                            -------       -------       -------
Balance at January 1                        $ 4,980       $ 3,253       $ 2,718
Deferrals                                     1,145         1,125           880
Accretion of interest                           300           264           242
Consolidation of Western National                --            --           157
Amortization                                   (805)         (771)         (761)
Effect of net unrealized gains
 (losses) on securities                        (200)        1,119            41
Other                                            44           (10)          (24)
                                            -------       -------       -------
Balance at December 31                      $ 5,464       $ 4,980       $ 3,253
                                            -------       -------       -------

6. COST OF INSURANCE PURCHASED (CIP)

   Activity in CIP was as follows:

                                                   2000       1999       1998
                                                  -------    -------    -------
Balance at January 1                              $ 1,170    $   956    $   680
Accretion of interest                                  74         81         88
Additions from acquisitions                            --         49        359
Consolidation of Western National                      --         --        125
Amortization                                         (220)      (233)      (249)
Effect of net unrealized gains
 (losses) on securities                               (59)       301        (62)
Other                                                  29         16         15
                                                  -------    -------    -------
Balance at December 31                            $   994    $ 1,170    $   956
                                                  -------    -------    -------

   CIP amortization, net of accretion, expected to be recorded in each of the next five years is $112 million, $95 million, $83 million, $75 million, and $68 million.


page 48  AMERICAN GENERAL

7. DEBT

7.1 Short-Term Debt and Credit Facilities

   Short-term debt consists primarily of commercial paper. The weighted-average interest rates on short-term borrowings at December 31 were as follows:

                                          2000            1999            1998
                                         ------          ------          ------
Corporate                                   6.7%            6.0%            5.3%
Consumer Finance                            6.7             6.0             5.4

   The company uses unsecured bank credit facilities to support commercial paper borrowings. At December 31, 2000, we maintained unsecured committed credit facilities of $6.2 billion with 57 domestic and foreign banks. There were no borrowings under these facilities during 2000. Annual commitment fees range from five to seven basis points.

7.2 Long-Term Debt

   Long-term debt at December 31 was as follows:

                                             2000           1999           1998
                                            ------         ------         ------
Corporate
 6.3% - 7.8%, through 2029                  $1,338         $1,188         $1,136

Consumer Finance
 5.4% - 8.5%, through 2009                  $5,671         $5,717         $5,177

7.3 Long-Term Debt Maturities

   Scheduled maturities of long-term debt for each of the next five years at December 31, 2000 were as follows:

                                       2001     2002     2003     2004     2005
                                      ------   ------   ------   ------   ------
Corporate                             $   --   $   --   $  100   $  149   $  294
Consumer Finance                       1,265    1,389    1,572      376      722

7.4 Interest

   Interest paid was as follows:

                                                2000          1999          1998
                                                ----          ----          ----
Corporate                                       $205          $193          $186
Consumer Finance                                 685           553           493

   Derivative financial instruments related to debt securities did not have a material effect on reported interest expense or the weighted-average borrowing rate in 2000, 1999, or 1998.

8. INCOME TAXES

8.1 Tax Expense

   Components of income tax expense were as follows:

                                                       2000      1999      1998
                                                       ----      ----      ----
Current
 Federal                                              $ 400     $ 379     $ 458
 State                                                   12         9        14
                                                      -----     -----     -----
  Total current                                         412       388       472
  Deferred                                              156       276       (19)
                                                      -----     -----     -----
   Income tax expense*                                $ 568     $ 664     $ 453
                                                      -----     -----     -----

* Excludes tax benefit of $55 million, $50 million, and $48 million, respectively, related to preferred securities of subsidiaries.

   A reconciliation between the Federal income tax rate and the effective tax rate follows:

                                                    2000       1999       1998
                                                    ----       ----       ----
Federal income tax rate                               35%        35%        35%
Tax-exempt investments                                (1)        (1)        (2)
Tax credits                                           (1)        --         --
Utilization of operating loss carryovers              (1)        --         --
Goodwill                                               1          1          1
State taxes                                            1         --          1
                                                    ----       ----       ----
 Effective tax rate                                   34%        35%        35%
                                                    ----       ----       ----

8.2 Deferred Tax Liabilities

   Components of deferred tax liabilities and assets, included in income tax liabilities on the balance sheet, at December 31 were as follows:

                                                                    2000          1999          1998
                                                                   -------       -------       -------
Deferred tax liabilities, applicable to
   Basis differential of investments                               $    --       $    --       $ 1,303
   DPAC and CIP                                                      1,776         1,701         1,025
   Prepaid pension expense                                             135           112            96
   Other                                                               500           484           455
                                                                   -------       -------       -------
    Total deferred tax liabilities                                   2,411         2,297         2,879
                                                                   -------       -------       -------
Deferred tax assets, applicable to
    Basis differential of investments                                  (47)         (493)           --
    Policy reserves                                                   (924)         (998)         (839)
    Litigation settlements                                            (101)          (66)         (129)
    Other                                                             (367)         (369)         (389)
                                                                   -------       -------       -------
    Gross deferred tax assets                                       (1,439)       (1,926)       (1,357)
    Valuation allowance                                                187           448            69
                                                                   -------       -------       -------
      Total deferred tax assets, net                                (1,252)       (1,478)       (1,288)
                                                                   -------       -------       -------
       Net deferred tax liabilities                                $ 1,159       $   819       $ 1,591
                                                                   -------       -------       -------


                                                      2000 ANNUAL REPORT page 49

NOTES TO FINANCIAL STATEMENT
In millions

   The deferred tax assets applicable to basis differential of investments at year-end 2000 and 1999 were due to recognition of unrealized losses on available-for-sale securities on the balance sheet. Since a portion of these deferred tax assets may not be realized, we established valuation allowances of $130 million in 2000 and $381 million in 1999. These balance sheet adjustments had no income statement impact.

   The remaining deferred tax asset valuation allowances at year-end 2000, 1999, and 1998 were related to Federal and state income tax operating loss carryovers that we do not expect to utilize. At December 31, 2000, the company had operating loss carryovers for Federal income tax purposes of $57 million, which are available to offset future taxable income through 2012. The operating loss carryovers are predominantly associated with acquired companies; therefore, they are subject to certain limitations.

   A component of life insurance surplus accumulated prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed to shareholders. This surplus, accumulated in policyholder surplus accounts, totaled $912 million at December 31, 2000. We have not recorded deferred income taxes of $319 million on this surplus since future distributions are not anticipated.

8.3 Taxes Paid

   Income taxes paid were as follows:

                                            2000            1999            1998
                                            ----            ----            ----
Federal                                     $320            $245            $361
State                                         11               8              17

8.4 Tax Return Examinations

   American General and the majority of its subsidiaries file a consolidated Federal income tax return. The Internal Revenue Service (IRS) has completed examinations of our tax returns through 1992. During 2000, we finalized certain tax issues associated with our tax returns for 1989 through 1992 under examination by the IRS. As a result, we reduced goodwill by $27 million and recognized a $14 million tax benefit to reflect the use of acquired operating loss carryovers.

   The IRS is currently examining our tax returns for 1993 through 1999. Although the final outcome of any issues raised is uncertain, we believe that the ultimate liability, including interest, will not exceed amounts recorded in the financial statements.

9. BENEFIT PLANS

9.1 Pension Plans

   The company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

   At December 31, 2000, the plans' assets were invested as follows: (1) 65% in equity mutual funds managed outside the company; (2) 28% in fixed income mutual funds managed by one of our subsidiaries; and (3) 6% in our common stock. The benefit plans have purchased annuity contracts from our subsidiaries to provide approximately $58 million of future annual benefits to certain retirees.

   The company's funding policy is to contribute annually no more than the maximum amount deductible for Federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                              2000          1999          1998
                                            -------       -------       -------
Projected benefit obligation (PBO)          $   825       $   740       $   750
Plan assets at fair value                     1,492         1,447         1,280
                                            -------       -------       -------
Plan assets at fair value in excess of PBO      667           707           530
Other unrecognized items, net                  (274)         (372)         (269)
                                            -------       -------       -------
     Prepaid pension expense                $   393       $   335       $   261
                                            -------       -------       -------

   The components of pension expense and underlying assumptions were as follows:

                                                 2000        1999        1998
                                               -------     -------     -------
Service cost (benefits earned)                 $    23     $    22     $    20
Interest cost                                       62          55          50
Expected return on plan assets                    (134)       (117)        (95)
Amortization                                        (8)         (1)         --
                                               -------     -------     -------
  Pension expense (income)                     $   (57)    $   (41)    $   (25)
                                               -------     -------     -------
Discount rate on benefit obligation               8.00%       7.75%       7.00%
Rate of increase in compensation levels           4.50%       4.25%       4.25%
Expected long-term rate of return on
  plan assets                                    10.35%      10.35%      10.25%
                                               -------     -------     -------

9.2 Postretirement Benefits Other Than Pensions

   We provide life, medical, supplemental major medical, and dental benefits for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The company reserves the right to change or eliminate these benefits at any time.



page 50 AMERICAN GENERAL

   The life plans are insured through December 31, 2001. The majority of the retiree medical and dental plans are unfunded and self-insured. The accrued liability for postretirement benefits was $134 million, $163 million, and $175 million at year-end 2000, 1999, and 1998, respectively. These liabilities were discounted at the same rates used for the pension plans. Postretirement benefit expense was immaterial in each of the three years.

10. STOCK AND INCENTIVE PLANS

10.1 Stock Options

   Stock option activity was as follows:

                                        2000                 1999                 1998
                                 -------------------  -------------------  -------------------
                                            AVERAGE               Average             Average
Options in                                  EXERCISE             Exercise             Exercise
thousands                        OPTIONS     PRICE    Options     Price    Options     Price
                                 -------    --------  -------    --------  -------    --------
Balance at January 1              19,698    $ 28.32    11,522    $ 22.41     7,275    $ 17.24
Granted                            9,389      32.03    10,318      34.15     5,039      29.91
For acquisition                       --         --        --         --     2,767      12.39
Exercised                         (1,873)     20.51    (1,164)     19.22    (2,989)     12.82
Forfeited                         (1,136)     32.66      (978)     30.89      (570)     24.35
                                 -------    -------   -------    -------   -------    -------
Balance at December 31            26,078    $ 30.03    19,698    $ 28.32    11,522    $ 22.41
                                 -------    -------   -------    -------   -------    -------
Exercisable at December 31        10,187    $ 25.98     6,738    $ 19.86     5,033    $ 15.68
                                 -------    -------   -------    -------   -------    -------

   Options may not be exercised within at least six months of, nor after 10 years from, grant date. For certain stock options, one reload option is granted for each previously-owned share of common stock tendered to exercise options. Reload options vest immediately and are exercisable for the remaining term of the original options. Information about options outstanding at December 31, 2000 was as follows:

                         Outstanding                Exercisable
                 ------------------------------   -----------------
                            Average    Average             Average
   Range of      Options   Remaining   Exercise   Options  Exercise
Exercise Prices  (000's)     Life       Price     (000's)   Price
---------------  -------   ---------   --------   -------  --------
$ 9.36-$14.99     1,578          3     $11.45      1,578   $11.45
 15.00- 19.99     1,101          5      17.13      1,101    17.13
 20.00- 24.99     1,542          6      21.88      1,436    21.73
 25.00- 29.99     3,829          7      29.54      2,443    29.62
 30.00- 34.99    17,474          9      33.12      3,383    33.97
 35.00- 39.99       503          8      37.01        215    37.07
 40.00- 44.99        51          8      40.34         31    40.09
                 ------     ------     ------     ------   ------
  Total          26,078          8     $30.03     10,187   $25.98
                 ------     ------     ------     ------   ------

10.2 Shares Available

   Shares available for issuance under our stock and incentive plans totaled
17.4 million, 26.2 million, and 12.5 million at December 31, 2000, 1999, and 1998, respectively.

10.3 Pro Forma Disclosures

   Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the grant date and recognized over the options' vesting period. Had we determined compensation expense using this method, net income and net income per share would have been as follows:

                         2000        1999        1998
                       ---------   ---------   ---------
Net income
  As reported          $   1,003   $   1,131   $     764
  Pro forma                  956       1,102         753
                       ---------   ---------   ---------
Net income per share
 Basic
  As reported          $    2.01   $    2.26   $    1.51
  Pro forma                 1.92        2.20        1.49
 Diluted
  As reported               1.98        2.20        1.48
  Pro forma                 1.89        2.15        1.46
                       ---------   ---------   ---------

   The average fair values of the options granted were $9.80 in 2000, $8.45 in 1999, and $7.64 in 1998. We estimated the fair value of each option at the grant date using a Black-Scholes option pricing model and the following assumptions:

                                                  2000        1999        1998
                                                 ------      ------      ------
Dividend yield                                      2.5%        2.5%        2.5%
Expected volatility                                27.6%       24.4%       23.0%
Risk-free interest rate                             6.7%        4.9%        5.7%
Expected life                                   6 YEARS     6 years     6 years

11. REDEEMABLE EQUITY

   One subsidiary and five subsidiary trusts (collectively, subsidiaries) have issued preferred securities. The sole assets of these subsidiaries are Junior Subordinated Debentures (Subordinated Debentures) issued by American General and, in some cases, U.S. Treasury bonds. These subsidiaries have no independent operations. The Subordinated Debentures are eliminated in the company's consolidated financial statements.

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



                                                     2000 ANNUAL REPORT  page 51

NOTES TO FINANCIAL STATEMENTS
In millions

   Dividends paid on the preferred securities totaled $137 million in 2000, $140 million in 1999, and $135 million in 1998. Additional information about the preferred securities and the assets held by the issuing subsidiaries at December 31, 2000 was as follows:

                                                                                 American       American     American     American
                                          American      American     American     General        General      General      General
                                           General      General      General   Institutional  Institutional   Capital,     Capital,
                                         Capital III   Capital II   Capital I    Capital B      Capital A      L.L.C.       L.L.C.
                                         -----------   ----------   ---------  -------------  -------------  ---------    ---------
Preferred securities
   Total par value outstanding            $     100    $     300    $     200    $     500      $     500    $     215    $     287
   Dividend rate                               8.05%        8.50%       7.875%       8.125%          7.57%       8.125%        8.45%
   Shares issued and outstanding                4.0           .3          8.0           .5             .5          8.6         11.5
   Date issued                              12/7/00      6/27/00       9/8/99      3/14/97        12/4/96      8/29/95       6/5/95
   Earliest/mandatory redemption date     2005/2049    2030/2030    2004/2048    2046/2046      2045/2045    2000/2025*   2000/2025*
                                          ---------    ---------    ---------    ---------      ---------    ---------    ---------
Subordinated Debentures held by
   issuing subsidiary
     Principal                            $     103    $     309    $     206    $     516      $     516    $     269    $     360
     Mandatory redemption date                 2049         2030         2048         2046           2045         2025         2025
                                          ---------    ---------    ---------    ---------      ---------    ---------    ---------

* Subject to possible extension to 2044.

12. CAPITAL STOCK

12.1 Classes of Capital Stock

   American General has two classes of capital stock: preferred stock ($1.50 par value, 60 million shares authorized) that may be issued in series with rights to be determined by the board of directors, and common stock ($.50 par value, 800 million shares authorized). At December 31, 2000, approximately 26.9 million shares of common stock were reserved for issuance of stock under employee stock and incentive plans.

12.2 Stock Split

   On January 23, 2001, we declared a two-for-one stock split effected in the form of a 100% common stock dividend, payable March 1, 2001 to holders of record on February 8, 2001. The distribution, which will consist of 269.3 million newly issued shares, has been reflected as of December 31, 2000 in these financial statements. The distribution will have no impact on total shareholders' equity or results of operations. All share amounts have been restated to reflect the stock split on a retroactive basis.

12.3 Convertible Preferred Stock

   On March 1, 2000, we redeemed all 2.3 million shares, or $85 million, of our 7% convertible preferred stock by issuing 3.8 million shares (post-split) of common stock.

12.4 Convertible Preferred Securities

   On June 30, 2000, holders of approximately 5 million shares, or $250 million, of 6% convertible preferred securities issued by American General Delaware, L.L.C. converted their securities into 12.3 million shares (post-split) of American General common stock.

12.5 Common Stock Activity

   Common stock activity was as follows:

In thousands                   2000      1999      1998
------------                 --------  --------  --------
Shares issued
  Balance at January 1       269,298   269,298   259,135
  Issuance for acquisition        --        --    10,163
  Two-for-one stock split,
    post year end            269,299        --        --
                             -------   -------   -------
  Balance at December 31     538,597   269,298   269,298
                             -------   -------   -------
Treasury shares
  Balance at January 1       (21,238)  (17,494)  (15,929)
  Share repurchases           (7,004)   (5,885)   (2,971)
  Conversion of preferred
    stock and securities       8,046        --        --
  Issuance under employee
    benefit plans and other    1,236     1,302     1,406
  Issuance for acquisition        --       839        --
  Two-for-one stock split,
    post year end            (18,959)       --        --
                             -------   -------   -------
  Balance at December 31     (37,919)  (21,238)  (17,494)
                             -------   -------   -------
Outstanding at
  December 31                500,678   248,060   251,804
                             -------   -------   -------
Restated for two-for-one
  stock split                          496,121   503,609
                             -------   -------   -------


page 52  AMERICAN GENERAL

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                                    2000               1999                 1998
                                             -----------------   ------------------  ------------------
                                              FAIR     CARRYING   Fair     Carrying  Fair      Carrying
                                              VALUE     AMOUNT    Value    Amount    Value     Amount
                                             -------   -------   -------   --------  -------   --------
Assets
  Fixed maturity and equity securities       $64,963   $64,963   $61,298   $61,298   $63,212   $63,212
  Mortgage loans on real estate                3,961     3,920     3,565     3,686     3,501     3,368
  Policy loans                                 2,492     2,433     2,283     2,375     2,448     2,329
  Short-term investments                         671       671       676       676       654       654
  Assets held in separate accounts            23,234    23,234    24,097    24,097    16,158    16,158
  Finance receivables, net                    10,897    11,378    10,570    10,634     9,325     9,275
Liabilities
  Insurance investment contracts              44,690    44,354    41,011    42,820    39,959    40,670
  Liabilities related to separate accounts    23,234    23,234    24,097    24,097    16,158    16,158
  Short-term debt                              7,083     7,083     6,421     6,421     5,293     5,293
  Long-term debt
    Corporate                                  1,381     1,338     1,168     1,188     1,222     1,136
    Consumer Finance                           5,736     5,671     5,641     5,717     5,342     5,177
Redeemable equity                              2,034     2,067     1,810     1,924     1,956     1,728

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

   Finance Receivables. We estimated the fair value of finance receivables using projected cash flows discounted at the weighted-average rates currently being offered for similar finance receivables.

   Insurance Investment Contracts. We estimated the fair value of insurance investment contracts using cash flows discounted at market interest rates.

   Debt. The fair value of short-term debt approximated its carrying amount. We estimated the fair value of long-term debt using cash flows discounted at current borrowing rates.

   Redeemable Equity. We estimated the fair value of our redeemable equity based on quoted market prices.

   Off-Balance Sheet Derivative Financial Instruments. Had we elected to terminate our interest rate swap and treasury rate lock agreements related to debt, we would have paid $44 million and $61 million at December 31, 2000 and 1998, respectively, and received $46 million at December 31, 1999. These fair values were estimated using cash flows discounted at current market rates.


                                                     2000 ANNUAL REPORT  page 53

NOTES TO FINANCIAL STATEMENTS
In millions

14. DERIVATIVE FINANCIAL INSTRUMENTS

14.1 Interest Rate and Currency Swap Agreements

   Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                  2000        1999        1998
                                --------    --------    --------
Interest rate swap agreements
  to receive fixed rate
    Notional amount             $    185    $    185    $    474
    Average receive rate            6.81%       6.81%       6.24%
    Average pay rate                6.98        6.59        5.48
Interest rate swap agreements
  to pay fixed rate
    Notional amount             $     50    $     55    $     55
    Average receive rate            8.50%       7.64%       6.73%
    Average pay rate                7.01        6.88        6.88
                                --------    --------    --------
Currency swap agreements
    Receive U.S. $/pay
      Canadian $
        Notional amount         $     74    $    124    $    124
        Average exchange rate       1.43        1.50        1.50
      Australian $
        Notional amount         $     23    $     23    $     --
        Average exchange rate       1.85        1.85          --
                                --------    --------    --------

   Interest rate swap agreements related to debt at December 31 were as follows:

                                  2000         1999         1998
                                --------    --------    --------
Interest rate swap agreements
  to pay fixed rate
    Corporate
      Notional amount           $    400    $    400    $    400
      Average receive rate          6.51%       5.13%       4.90%
      Average pay rate              6.15        6.15        6.15
    Consumer Finance
      Notional amount           $  2,450    $  1,295    $    935
      Average receive rate          6.72%       5.40%       4.57%
      Average pay rate              6.71        6.70        6.94

   Deferred settlement costs related to the termination of interest rate swaps in conjunction with anticipated debt issuances were $7 million, $8 million, and $9 million at December 31, 2000, 1999, and 1998, respectively.

14.2 Treasury Rate Lock Agreements

   In conjunction with an anticipated debt issuance, we entered into a treasury rate lock agreement with a notional amount of $123 million in 1998. We settled this agreement in 1999. Deferred settlement costs related to all treasury rate lock agreements were $13 million, $16 million, and $17 million at December 31, 2000, 1999, and 1998, respectively. There were no treasury rate lock agreements outstanding at year-end 2000 and 1999.

14.3 Swaptions

   Swaptions at December 31 were as follows:

                          2000         1999         1998
                        --------     --------     --------
Call swaptions
  Notional amount       $  3,000     $ 10,150     $  3,875
  Average strike rate       5.00%        4.64%        4.07%
Put swaptions
  Notional amount       $  2,300     $  6,600     $  4,200
  Average strike rate       8.72%        8.61%        8.33%

   The swaptions outstanding at December 31, 2000 expire in 2001. Should the strike rates remain below market rates (for call swaptions) and above market rates (for put swaptions), the swaptions will expire and the company's exposure would be limited to the premiums paid. These premiums were immaterial.

14.4 Credit and Market Risk

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

15. REINSURANCE

   Reinsurance premiums included in premiums and other considerations were as follows:

                           2000       1999       1998
                         -------    -------    -------
Direct premiums and
  other considerations   $ 4,206    $ 4,023    $ 3,717
Reinsurance assumed           65        303        373
Reinsurance ceded           (432)      (554)      (485)
                         -------    -------    -------
  Premiums and other
    considerations       $ 3,839    $ 3,772    $ 3,605
                         -------    -------    -------

   Reinsurance recoveries on ceded reinsurance contracts were $179 million in 2000, $348 million in 1999, and $251 million in 1998.

16. STATUTORY ACCOUNTING

   State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity of insurance companies. In addition, state regulators may permit statutory accounting practices that differ from page 54 AMERICAN GENERAL
prescribed practices. The use of such permitted practices by our insurance subsidiaries did not have a material effect on their statutory equity at December 31, 2000.

   Effective January 1, 2001, insurance companies are required to prepare statutory financial statements in accordance with the National Association of Insurance Commissioners' Codification of Statutory Accounting Principles. We do not expect codification to have a material impact on our insurance companies' statutory net income or equity.

   Significant differences between statutory accounting practices and GAAP for our insurance subsidiaries for the three years ended December 31, 2000 were as follows:


                                   2000          1999          1998
                                 --------      --------      --------
Statutory net income             $    936      $    996      $    760
Change in DPAC and CIP                502           476           213
Investment valuation
 differences                         (116)           (1)           87
Policy reserve adjustments              9          (105)          (33)
Deferred income taxes                (223)         (274)          (43)
Litigation settlements               (168)           --          (191)
Other, net                            169           115            12
                                 --------      --------      --------
 GAAP net income                 $  1,109      $  1,207      $    805
                                 --------      --------      --------
Statutory equity                 $  4,285      $  4,082      $  3,857
Asset valuation reserve               732           758           664
Investment valuation
 differences*                         (43)       (1,537)        3,450
DPAC and CIP                        6,446         6,139         4,198
Goodwill                            1,205         1,266         1,275
Non-admitted assets                   227           242           197
Policy reserve adjustments            (34)          136           180
Deferred income taxes              (1,168)         (906)       (1,582)
Other, net                            225            34          (125)
                                 --------      --------      --------
 GAAP equity                     $ 11,875      $ 10,214      $ 12,114
                                 --------      --------      --------

* Primarily GAAP unrealized gains (losses) on securities.

17. LITIGATION, OTHER CHARGES, AND CONTINGENCIES

17.1 Litigation

   Satellite Dish. In the mid-1990s, one of our subsidiaries, A.G. Financial Service Center, Inc. (formerly named American General Financial Center), provided financing for satellite dishes sold by independent unaffiliated dealers. On May 18, 1999, a Mississippi state court rendered a judgment against A.G. Financial Service Center for approximately $500,000 in compensatory damages and $167 million in punitive damages, in a lawsuit brought by 29 individuals who had each purchased a satellite dish. In 1999, A.G. Financial Service Center voluntarily filed for bankruptcy.

   As part of the resolution process, certain settlement agreements were executed in January 2000. Accordingly, we recorded a charge of $57 million ($36 million aftertax) in fourth quarter 1999 to cover the proposed settlements of this and other litigation. On September 1, 2000, payment was made as final settlement of these agreements.

   In 2000, A.G. Financial Service Center filed a plan of reorganization to resolve the remaining claims filed in the bankruptcy. In January 2001, A.G. Financial Service Center and the creditors' committee in the bankruptcy entered into a settlement that has been approved by the bankruptcy court. The plan of reorganization was confirmed by the bankruptcy court in February 2001. Certain creditors may appeal the confirmation of the plan, but we do not expect the appeals to prevail. We expect our remaining recorded liability related to this matter to be sufficient to cover the costs of the plan of reorganization.

   Workers' Compensation. Prior to our acquisition of USLIFE Corporation, one of its subsidiaries entered the workers' compensation reinsurance business in 1997. We discontinued writing new workers' compensation reinsurance business in 1998. Our largest contract was a quota share reinsurance agreement with Superior National Insurance Group, Inc. and its affiliates (collectively, Superior National), effective May 1, 1998. On November 29, 1999, we initiated an arbitration proceeding to rescind this contract from its inception, based in part on misrepresentations and nondisclosures which we believe were made by Superior National.

   In 2000, the California Department of Insurance ordered seizure of certain of Superior National's insurance subsidiaries as a result of their financial condition, and Superior National Insurance Group, Inc. voluntarily filed for bankruptcy.

   Through the arbitration with Superior National, we plan to fully pursue all remedies. Although we believe, based on the advice of counsel, that the company will succeed in rescinding the contract, risks and uncertainties remain with respect to the ultimate outcome. In the unlikely event the company does not prevail in the arbitration, we do not expect the additional aftertax losses from our workers' compensation business to exceed $85 million, after recoveries from reinsurers. We believe that any ultimate loss related to our workers' compensation business will not have a material adverse effect on our future results of operations and financial position.

   Other. The company is also party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who excluded themselves from industrial life and market conduct settlements relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available,



                                                      2000 ANNUAL REPORT page 55

NOTES TO FINANCIAL STATEMENTS
In millions


we believe that the total amounts that will ultimately be paid arising from these lawsuits and proceedings will not have a material adverse effect on the company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given suit.

17.2 Other Charges

   Industrial Life. In second quarter 2000, we recorded a charge of $265 million ($175 million aftertax) for the settlement of class action litigation and related regulatory inquiries primarily concerning sales of industrial life insurance. The charge covered the cost of policyholder benefits, including premium adjustments and benefit enhancements, and other charges and expenses resulting from the settlements, as well as related administrative and legal costs. The class action settlement became final and no longer subject to appeal in fourth quarter 2000.

   Mortgage Warehouse Lending. In June 2000, we discovered a potential fraud committed against one of our subsidiaries that conducts mortgage warehouse lending activities. Mortgages processed by one originator allegedly had been funded based on fraudulent information. In July 2000, the originator's license was suspended and the originator and its parent company filed for bankruptcy. Based on the available information, we recorded a charge of $50 million ($32 million aftertax) in second quarter 2000 for our loss related to this alleged fraud. We are pursuing all appropriate remedies and believe our recorded liability is sufficient to cover this loss.

   Market Conduct. In 1998, certain of our life insurance subsidiaries entered into agreements to resolve substantially all material pending market conduct class action lawsuits. Concurrently, we recorded a charge of $378 million ($246 million aftertax). The charge covered the cost of additional policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

17.3 Subsidiary Dividend Restrictions

   Our insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as shareholder dividends without prior approval from their respective state insurance departments. Certain non-insurance subsidiaries are similarly restricted in the payment of dividends by long-term debt agreements. The amount of dividends available from subsidiaries during 2001 not limited by such restrictions is approximately $1.4 billion.

18. EARNINGS PER SHARE

We calculate basic and diluted earnings per share as follows:

                                                               2000         1999           1998
                                                            ---------     ---------      ---------

Net income                                                  $   1,003     $   1,131      $     764
Net dividends on convertible preferred stock                       --            (6)            (6)
                                                            ---------     ---------      ---------
Basic earnings                                                  1,003         1,125            758
Net dividends on dilutive securities
 Convertible preferred securities of subsidiary                     5            11             11
 Convertible preferred stock                                       --             6              6
                                                            ---------     ---------      ---------
   Diluted earnings                                         $   1,008     $   1,142      $     775
                                                            ---------     ---------      ---------
Average basic shares outstanding                                498.6         498.1          502.4
Dilutive securities
 Convertible preferred securities of subsidiary                   6.1          12.3           12.3
 Convertible preferred stock                                       --           4.6            4.6
 Stock options                                                    2.5           2.7            3.3
 Restricted stock                                                 1.6            .7             .3
                                                            ---------     ---------      ---------
   Average diluted shares outstanding                           508.8         518.4          522.9
                                                            ---------     ---------      ---------
Net income per share
 Basic                                                      $    2.01     $    2.26      $    1.51
 Diluted                                                         1.98          2.20           1.48
                                                            ---------     ---------      ---------




page 56 AMERICAN GENERAL

19. DIVISION OPERATIONS

19.1 Nature of Operations

   During the last three years, we managed our business operations through three divisions, which were based on products and services offered.

   Retirement Services. Our retirement services division markets retirement products and services through two major distribution systems. Our financial advisors sell tax-qualified annuities and mutual funds to employees of educational, health care, and government entities and other not-for-profit organizations. We also market non-qualified annuities through representatives of banks and other financial institutions.

   Life Insurance. Our life insurance division provides life insurance products used for financial and estate planning and wealth transfer. We distribute our products and services through independent and career agent distribution systems. We sell a broad portfolio of products, including interest-sensitive life, variable life, term life, whole life, and fixed and variable annuities.

   Consumer Finance. Our consumer finance division provides a wide variety of consumer finance products, including mortgages, consumer loans, retail sales finance, and credit-related insurance. We market these products through a nationwide network of branch offices.

19.2 Division Results

   Results of each division include earnings from its business operations and earnings on that amount of equity considered necessary to support its business, and exclude goodwill amortization, investment gains (losses), and non-recurring items. Division assets and liabilities exclude the fair value adjustment under accounting standard SFAS 115 and goodwill. This methodology is consistent with the manner in which management reviews division results. Corporate operations include parent company expenses, the cost of corporate borrowings, and earnings on corporate assets. Division earnings information was as follows:

                                          Revenues                    Income before Taxes                 Net Income
                               ------------------------------   ------------------------------   ------------------------------
                                 2000       1999       1998       2000       1999       1998       2000       1999      1998
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
Retirement Services            $  3,932   $  3,570   $  3,095   $  1,002   $    855   $    699   $    661   $    564   $    466
Life Insurance                    5,430      5,394      5,506      1,164      1,103      1,021        770        721        674
Consumer Finance                  1,902      1,729      1,609        385        351        312        247        226        201
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
   Total divisions               11,264     10,693     10,210      2,551      2,309      2,032      1,678      1,511      1,341
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
Corporate operations                (25)         5         35       (338)      (298)      (244)      (217)      (192)      (159)
Goodwill amortization                                                (48)       (48)       (45)       (48)       (48)       (45)
Net dividends on preferred
   securities of subsidiaries                                                                        (103)       (92)       (89)
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
   Operating earnings                                                                               1,310      1,179      1,048
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
Investment gains (losses)          (176)       (19)         6       (176)       (19)         6       (114)       (12)         4
Non-recurring items
   Litigation settlements
     and other charges(a)                                           (315)       (57)      (378)      (207)       (36)      (246)
   Other(b)                                                           --         --        (65)        14         --        (42)
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
     Total                     $ 11,063   $ 10,679   $ 10,251   $  1,674   $  1,887   $  1,306   $  1,003   $  1,131   $    764
                               --------   --------   --------   --------   --------   --------   --------   --------   --------

(a) See Note 17.

(b) Includes NOL tax benefit in 2000 and Y2K costs in 1998.

   Division balance sheet information was as follows:

                                          Assets                            Liabilities
                           -----------------------------------   ----------------------------------
                             2000         1999         1998        2000        1999         1998
                           ---------    ---------    ---------   ---------   ---------    ---------
Retirement Services        $  68,043    $  65,744    $  55,659   $  63,787   $  62,081    $  52,395
Life Insurance                37,308       36,404       34,345      30,893      30,329       28,701
Consumer Finance              13,153       12,311       10,807      11,709      10,975        9,619
                           ---------    ---------    ---------   ---------   ---------    ---------
  Total divisions            118,504      114,459      100,811     106,389     103,385       90,715
                           ---------    ---------    ---------   ---------   ---------    ---------
SFAS 115 adjustment             (266)      (1,429)       2,445          37        (125)         870
Corporate and other            1,856        2,417        1,851       3,781       3,843        2,923
                           ---------    ---------    ---------   ---------   ---------    ---------
  Total                    $ 120,094    $ 115,447    $ 105,107   $ 110,207   $ 107,103    $  94,508
                           ---------    ---------    ---------   ---------   ---------    ---------



                                                      2000 ANNUAL REPORT page 57

NOTES TO FINANCIAL STATEMENTS
In millions

20. QUARTERLY DATA (UNAUDITED)

    Selected quarterly financial data was as follows:

                                               2000                                                 1999
                          ------------------------------------------------   ------------------------------------------------
                             4TH         3RD         2ND            1ST         4th            3rd         2nd         1st
                          ---------   ---------   ---------      ---------   ---------      ---------   ---------   ---------
Premiums and other
  considerations          $     936   $     937   $     973      $     993   $     906      $     952   $     990   $     924
Net investment income         1,399       1,379       1,345          1,330       1,335          1,300       1,312       1,285
Total revenues                2,798       2,793       2,735          2,737       2,670          2,676       2,713       2,620
Insurance and annuity
  benefits                    1,372       1,377       1,367          1,384       1,293          1,329       1,378       1,313
Operating costs and
  expenses                      449         402         400            396         428            407         416         392
Total benefits and
  expenses                    2,299       2,260       2,571(a)       2,259       2,232(b)       2,188       2,229       2,143
Net income                      305         319          94(a)         285         257(b)         294         293         287
                          ---------   ---------   ---------      ---------   ---------      ---------   ---------   ---------
Per common share
  Net income
    Basic                 $     .61   $     .63   $     .19(a)   $     .57   $     .52(b)   $     .59   $     .58   $     .57
    Diluted                     .60         .63         .19(a)         .56         .50(b)         .57         .57         .55
  Dividends paid                .22         .22         .22            .22         .20            .20         .20         .20
  Market price
    High                      41.72       39.94       33.75          36.81       41.09          40.69       38.72       39.41
    Low                       35.63       30.56       25.84          22.81       30.94          31.50       34.69       32.41
    Close                     40.75       39.00       30.50          28.06       37.94          31.63       37.69       35.25
                          ---------   ---------   ---------      ---------   ---------      ---------   ---------   ---------
                                                  1998
                          ------------------------------------------------
                             4th            3rd         2nd         1st
                          ---------      ---------   ---------   ---------
Premiums and other
  considerations          $     920      $     916   $     891   $     878
Net investment income         1,305          1,284       1,280       1,226
Total revenues                2,627          2,589       2,556       2,479
Insurance and annuity
  benefits                    1,312          1,337       1,286       1,224
Operating costs and
  expenses                      442            382         385         399
Total benefits and
  expenses                    2,600(c)       2,173       2,104       2,068
Net income                        1(c)         255         264         244
                          ---------      ---------   ---------   ---------
Per common share
  Net income
    Basic                 $     .00(c)   $     .50   $     .52   $     .49
    Diluted                     .00(c)         .49         .51         .48
  Dividends paid                .18            .19         .19         .19
  Market price
    High                      39.50          37.84       35.81       32.47
    Low                       26.28          29.94       31.53       26.16
    Close                     39.00          31.94       35.59       32.34
                          ---------      ---------   ---------   ---------

(a) Includes litigation settlements and other charges of $315 million pretax ($207 million aftertax or $.41 per share).

(b) Includes litigation settlements of $57 million pretax ($36 million aftertax or $.07 per share).

(c) Includes litigation settlements of $378 million pretax ($246 million aftertax or $.49 per share).

page 58  AMERICAN GENERAL

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
American General Corporation

   We have audited the accompanying consolidated balance sheet of American General Corporation and subsidiaries as of December 31, 2000, 1999, and 1998, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Corporation and subsidiaries as of December 31, 2000, 1999, and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Houston, Texas
January 23, 2001

                                                    2000 ANNUAL REPORT   page 59